Form 20-F
period 2021-12-31
Exscientia plc
filed 2022-03-23
CIK 1865408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission File Number 001-40850
EXSCIENTIA PLC
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)
England and Wales
(Jurisdiction of incorporation or organization)
The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
Tel: +44 (0) 1865 818941
(Address of principal executive offices)
Andrew L. Hopkins
Chief Executive Officer
Exscientia plc
The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
Tel: +44 (0) 1865 818941
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value £0.0005 per share	EXAI	The Nasdaq Global Select Market

Ordinary shares, nominal value £0.0005 per share	*	The Nasdaq Global Select Market*
* Not for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act. None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares: 120,886,527 outstanding as of December 31, 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☐ Yes     ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐ Yes     ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with IFRS, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

INTRODUCTION
Unless otherwise indicated, all references in this Annual Report on Form 20-F, or annual report, to the terms “Exscientia,” “Exscientia plc,” “the company,” “we,” “us” and “our” refer to Exscientia plc together with its subsidiaries.
This annual report includes trademarks, trade names and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, trade names and service marks referred to in this annual report appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, trade names and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.
PRESENTATION OF FINANCIAL INFORMATION
Our financial statements in this annual report were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with U.S. GAAP.
Our financial information is presented in pounds sterling. For the convenience of the reader, in this annual report, unless otherwise indicated, translations from pounds sterling into U.S. dollars were made at the rate of £1.00 to $1.35, which was the noon buying rate of the Federal Reserve Bank of New York on December 31, 2021. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pounds sterling at the dates indicated or any other date.
All references in this annual report to “$” mean U.S. dollars and all references to “£” and “GBP” mean pounds sterling.
We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
INDUSTRY AND MARKET DATA
This annual report contains estimates, projections and other information concerning our industry, our business and the markets for our products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we are responsible for the accuracy of such information and believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.
In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Item 3.D – Key Information – Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include, but are not limited to, statements about:
•the potential advantages of our platform and our drug discovery programmes;
•our research and development efforts for our internal and partnered drug discovery programmes;
•the ability and willingness of our third-party strategic collaborators to continue research and development activities relating to our development candidates and investigational medicines;
•the initiation, timing, progress, results and cost of our internal drug discovery programmes or the drug discovery programmes of our collaborators;
•the initiation, timing, progress, results and cost of our current and future preclinical and clinical studies, including statements regarding design of, and the timing of initiation and completion of, studies or trials and related preparatory work;
•the timing and plans for regulatory filings and approvals, including our ability to obtain or maintain any such approvals;
•the rate and degree of market acceptance and clinical utility of our products;
•the size of the market opportunity for our drug candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;
•our ability to identify viable new drug candidates for clinical development and the rate at which we expect to identify such candidates;
•our business strategies and goals;
•our plans to collaborate, or statements regarding any ongoing collaboration;
•the effectiveness and profitability of our collaborations, our ability to maintain our current collaborations and our ability to enter into new collaborations;
•our ability to meet our obligations under our various collaboration arrangements;
•our marketing capabilities and strategy;
•estimates of our expenses, capital requirements and need for additional financing;

•the performance of our third-party suppliers and manufacturers;
•our ability to obtain patent protection and the extension of existing patent terms, to the extent available;
•the protection of our trade secrets; and
•the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights
You should refer to the section titled “Item 3.D – Key Information – Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this annual report.

PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

Item 3. KEY INFORMATION
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us may also adversely affect our business.
Summary Risk Factors
Our business is subject to a number of risks and uncertainties. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. You should carefully review and consider the full discussion of our risk factors in this section of our annual report. Set forth below is a summary list of the principal risk factors as of the date of the filing this annual report:
•We have a history of significant operating losses, and we expect to incur losses over the next several years.
•If we and our present and future collaborators are unable to successfully develop and commercialise drug products, our revenues may be insufficient for us to achieve or maintain profitability.
▪Our interim and annual results may fluctuate significantly, which could adversely impact the value of our ADSs.
▪We may need additional funding in the future which may not be available on terms acceptable to us, or at all. If we are unable to raise additional capital or to generate cash flows necessary to maintain or expand our operations, we may not be able to compete successfully, which would harm our business, operations, financial condition and prospects.
▪We are substantially dependent on our technology platform to identify promising molecules to accelerate drug discovery and development. Our platform technology may fail to discover and design molecules with therapeutic potential or may not result in the discovery and development of commercially viable products for us or our collaborators.
▪All of our drug candidates are in early-stage clinical development or in preclinical development. If we are unable to advance our drug candidates through clinical development, to obtain regulatory approval and ultimately to commercialise our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.

▪Clinical development involves a lengthy and expensive process with uncertain outcomes. If our preclinical studies and clinical trials are not sufficient to support regulatory approval of any of our drug candidates, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such drug candidate.
▪Our research activities and clinical trials may fail to demonstrate adequately the safety and efficacy of EXS-21546 or any other drug candidate, which would prevent or delay development, regulatory approval and commercialisation.
▪We may not be successful in our efforts to identify or discover drug candidates and may fail to capitalise on programmes, collaborations or drug candidates that may present a greater commercial opportunity or for which there is a greater likelihood of success.
▪We face substantial competition, which may result in others discovering, developing or commercialising products before or more successfully than we do.
▪We have invested, and expect to continue to invest, in research and development efforts that further enhance our technology platform. If the return on these investments is lower or develops more slowly than we expect, our revenue and results of operations may suffer.
▪Our drug discovery collaborators have significant discretion regarding the clinical development of the programmes subject to the collaboration. The failure of our collaborators to perform their obligations under our collaboration agreements could negatively impact our business. We may never realise the return on our investment of resources in our drug discovery collaborations.
▪We contract with third parties for the manufacture of our drug candidates for preclinical development and clinical testing, and expect to continue to do so for commercialisation. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialisation efforts.
▪We rely on third parties to conduct our Phase 1 clinical trials of EXS-21546 and expect to rely on third parties to conduct future clinical trials, as well as investigator-sponsored clinical trials of our drug candidates. If these third parties do not carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialise our drug candidates and our business could be substantially harmed.
▪If we fail to comply with our obligations under our existing intellectual property licence agreements or under any future intellectual property licences, or otherwise experience disruptions to our business relationships with our current or any future licensors, we could lose intellectual property rights that are important to our business.
▪Our obligations under our existing or future drug discovery collaboration agreements may limit our intellectual property rights that are important to our business. Further, if we fail to comply with our obligations under our existing or future collaboration agreements, or otherwise experience disruptions to our business relationships with our prior, current, or future collaborators, we could lose intellectual property rights that are important to our business.
▪If we are unable to obtain, maintain, enforce and protect patent protection for our technology and drug candidates or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialise technology and products similar or identical to ours, and our ability to successfully develop and commercialise our technology and drug candidates may be adversely affected.
▪Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.
▪As a company based outside of the United States, we are subject to economic, political, regulatory and other risks associated with international operations.
▪Compliance with stringent and evolving global privacy and data security requirements could result in additional costs and liabilities to us or inhibit our ability to collect and process data globally, and the failure to comply with such requirements could subject us to significant fines and penalties, which may have a material adverse effect on our business, financial condition or results of operations.
Risks Related to Our Financial Position
We have a history of significant operating losses, and we expect to incur losses over the next several years.
We have a history of significant operating losses. Our net losses before taxation were £56.2 million for the year ended December 31, 2021. As of December 31, 2021, we had accumulated total losses of £84.8 million. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to invest in our internal drug discovery programmes, our computational platform and marketing infrastructure. We are still in the early stages of development of our own drug discovery programmes. We have no drug products licensed for commercial sale and have not generated any revenue from our own drug product sales to date. We expect to continue to incur significant expenses and operating losses over the next several years. Our operating expenses and net losses may fluctuate significantly from quarter-to-quarter and year-to-year. We anticipate that our expenses will increase substantially as we:
•continue to invest in and develop our computational platform and software solutions;
•continue our research and development efforts for our internal and joint arrangement drug discovery programmes;
•conduct preclinical studies, submit investigational new drug applications, or INDs, and conduct clinical trials for any of our current or future drug candidates;
•seek marketing approvals for any drug candidates that successfully complete clinical trials;
•establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities, whether alone or with third parties, to commercialise any drug candidates for which we may obtain regulatory approval, if any;
•maintain, expand, enforce, defend and protect our intellectual property;
•hire additional software engineers, programmers, sales and marketing and other personnel to support the development of our software solutions;
•hire additional clinical, quality control and other scientific personnel;
•experience any delays or encounter any issues with any of the above, including but not limited to failed studies, complex results, safety issues or other regulatory challenges;

•acquire and integrate new technologies, businesses or other assets; and
•add operational, financial and management information systems and personnel to support our operations as a public company.
Our operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
We commenced operations in July 2012, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting discovery and research activities, developing our drug discovery platform, filing patent applications, identifying potential drug candidates, undertaking research activities and identifying and entering into collaborations that would allow us to further develop viable drug candidates. We have not yet demonstrated our ability to successfully complete any clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialisation. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.
In addition, as an early-stage company, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.
If we and our present and future collaborators are unable to successfully develop and commercialise drug products, our revenues may be insufficient for us to achieve or maintain profitability.
We have never generated revenue from drug product sales and our most advanced drug candidate is in a Phase 1 clinical trial. We currently generate revenues primarily from upfront and milestone payments under our agreements with our collaborators. To achieve and maintain profitability, we must succeed in developing, and eventually commercialising, a drug product or drug products that generate significant revenue. As such, we will be dependent on the ability of our platform to identify promising molecules for preclinical and clinical development. Achieving success in drug development will require us and our collaborators to be effective in a range of challenging activities, including completing preclinical testing and clinical trials of drug candidates, obtaining regulatory approval for these drug candidates and manufacturing, marketing and selling any products for which we or our collaborators may obtain regulatory approval. All our wholly-owned drug candidates and those that we have developed with our collaborators are in the preliminary stages of most of these activities. We and they may never succeed in these activities and, even if we or they do, we may never generate revenues that are significant enough to achieve profitability. Because of the intense competition that our technology platform faces in the market and the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict when, or if, we will be able to achieve or sustain profitability.
Even if we achieve profitability, we may not be able to sustain or increase profitability. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, increase sales of our software, develop a pipeline of drug candidates, enter into collaborations or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.
Our interim and annual results may fluctuate significantly, which could adversely impact the value of our ADSs.
Our results of operations, including our revenues, gross profit, profitability and cash flows, have historically varied from period-to-period, and we expect that they will continue to do so. As a result, period-to-period comparisons of our operating results may not be meaningful, and our interim and annual results should not be relied upon as an indication of future performance. Our interim and annual financial results may fluctuate as a result of a variety of factors, many of which are outside of our control. Factors that may cause fluctuations in our interim and annual financial results include, without limitation, those listed elsewhere in this “Risk Factors” section and those listed below:
•the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;
•the success of our drug discovery collaborators in developing and commercialising drug products for which we are entitled to receive upfront payments, milestone or royalty payments and the timing of receipt of such payments, if any;
•our ability to enter into new collaboration agreements;
•our ability to collect receivables from our collaborators;
•unforeseen business disruptions that increase our costs or expenses;
•the timing and success of the introduction of new software solutions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic collaborators;
•changes in the fair value of or receipt of distributions or proceeds on account of the equity interests we hold in our drug discovery collaborators;
•future accounting pronouncements or changes in our accounting policies;
•general economic, industry and market conditions, including within the life sciences industry; and
•the timing and amount of expenses related to our drug discovery programmes, the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies.
We may need additional funding in the future which may not be available on terms acceptable to us, or at all. If we are unable to raise additional capital or to generate cash flows necessary to maintain or expand our operations, we may not be able to compete successfully, which would harm our business, operations, financial condition and prospects.
We expect to devote substantial financial resources to our ongoing and planned activities, including the development of our current and future drug discovery programmes and continued investment in our technology platform. We expect our expenses to increase substantially in connection with these activities, particularly as we advance our internal drug discovery programmes, initiate and complete preclinical and investigational new drug enabling studies, and invest in the further development of our platform. Furthermore, we expect to incur additional costs associated with operating as a public company.
We and our current drug discovery collaborators, from whom we are entitled to receive milestone payments upon achievement of various development, regulatory and commercial milestones as well as royalties on commercial sales, if any, under the collaboration agreements that we have entered into with them, face numerous risks in the development of drugs, including conducting preclinical and clinical tests, obtaining regulatory approval and achieving product sales. In addition, the amounts we are entitled to receive upon the achievement of such milestones tend to be smaller for near-term development milestones and increase if and as a collaborative drug candidate advances through development to commercialisation and will vary depending on regulatory approval and the level of commercial success achieved, if any. Accordingly, we may need to obtain substantial additional capital to fund our continuing operations.
As of December 31, 2021, we had cash and cash equivalents of £562.2 million. We believe that the net proceeds from our initial public offering and the concurrent private placements, which closed in October 2021, together with our existing cash and cash equivalents will be sufficient to fund our operations and capital expenditure requirements for at least the next twelve months. However, we have based this estimate on assumptions that may prove to be wrong, and our operating plans may change as a result of many factors currently unknown to us. As a result, we could deplete our capital resources sooner than we currently expect.
Our future capital requirements will depend on many factors, including:
•the scope, timing, progress and extent of spending to support research and development efforts of our drug candidates, including preclinical studies and clinical trials;
•the costs, timing and outcome of regulatory review of our drug candidates;
•the development requirements of other drug candidates that we may pursue;
•the costs of acquiring, licensing or investing in drug discovery technologies;
•the timing and receipt of payments from our collaborations;
•our ability to establish additional discovery collaborations on favourable terms, if at all;
•the timing and receipt of any distributions or proceeds we may receive from our equity stakes in companies;
•the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining, enforcing and protecting our intellectual property rights and defending intellectual-property-related claims;
•the costs of expanding our operations, including our sales and marketing efforts to drive market recognition of our platform and address competitive developments;
•the costs of future commercialisation activities, including product sales, marketing, manufacturing and distribution, for any drug candidate for which we receive marketing approval;
•the impacts of the ongoing COVID-19 pandemic; and
•the costs of operating as a public company.
In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. In addition, we may seek additional capital due to favourable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If we are unable to raise additional capital on terms acceptable to us or at all or generate cash flows necessary to maintain or expand our operations and invest in our computational platform, we may not be able to compete successfully, which would harm our business, financial condition, results of operations and prospects.

Unfavourable global economic conditions could adversely affect our business, financial condition or results of operations.
Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including inflation and supply disruption. A domestic or global financial crisis can cause extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, which could result from an event like the COVID-19 pandemic or the recent global sanctions imposed by countries against Russia following Russia’s military intervention in the Ukraine, could result in a variety of risks to our business, including weakened demand for our product candidates or an inability to purchase necessary supplies on acceptable terms, if at all. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payors or our collaborators. In addition, the conflict in Eastern Europe has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favourable terms or at all. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.
Risks Related to the Discovery and Development of Our Drug Candidates
We are substantially dependent on our technology platform to identify promising molecules to accelerate drug discovery and development. Our platform technology may fail to discover and design molecules with therapeutic potential or may not result in the discovery and development of commercially viable products for us or our collaborators.
We use our technology platform to conduct AI-enabled laboratory experimentation and our technology platform underpins all our efforts. As a result, the quality and sophistication of our platform and technology is critical to our ability to conduct our research discovery activities, to design and deliver promising molecule candidates and to accelerate and lower the cost of drug discovery as compared to traditional methods for our partnerships. We originated the first three AI-designed precision drugs to enter human clinical trials. Because AI-designed drug candidates are novel, there is greater uncertainty about our ability to develop, advance and commercialise drug candidates using our AI-design process.
While the results of certain of our internal drug discovery programmes and drug discovery collaborators suggest that our platform is capable of accelerating drug discovery and identifying high-quality drug candidates, these results do not assure future success for our drug discovery collaborators or for us with our internal drug discovery programmes. Even if we or our drug discovery collaborators are able to develop drug candidates that demonstrate potential in preclinical studies, we or they may not succeed in demonstrating safety and efficacy of these drug candidates in human clinical trials. Moreover, preclinical and clinical data are susceptible to error and inaccurate or varying interpretations and analyses, and many companies that believed their drug candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drug candidates.
All of our drug candidates are in early-stage clinical development or in preclinical development. If we are unable to advance our drug candidates through clinical development, to obtain regulatory approval and ultimately to commercialise our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.
Our drug candidate, EXS-21546, is our only internal drug candidate in clinical development. To date, only three AI-developed drug candidates have entered clinical trials: EXS-21546 and two candidates that we developed with one of our collaborators. Thus far, no approved therapeutics have been developed using AI. There is no assurance that any current or future clinical trials of our drug candidates will be successful or will generate positive clinical data, and we may not receive marketing approval from the

U.S. Food and Drug Administration, or FDA, or other regulatory agencies for any of our drug candidates. We have submitted a Clinical Trial Application, or CTA, in the U.K. for EXS-21546, but we have never submitted an IND to the FDA. Our other drug candidates are in preclinical development. There can be no assurance that the FDA will permit the INDs for any of our drug candidates to go into effect in a timely manner or at all.
Biopharmaceutical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Failure to obtain regulatory approval for our drug candidates will prevent us from commercialising and marketing our drug candidates. Successful development of our drug candidates will depend on many factors, including:
•completing preclinical studies;
•submission of INDs for and receipt of allowance to proceed with our planned clinical trials or other future clinical trials;
•initiating, enrolling and completing clinical trials;
•obtaining positive results from our preclinical studies and clinical trials that demonstrate safety and efficacy for our drug candidates;
•receiving approvals for commercialisation of our drug candidates from applicable regulatory authorities;
•establishing sales, marketing and distribution capabilities and successfully launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;
•making arrangements with third-party manufacturers for, or establishing, clinical and commercial manufacturing capabilities;
•manufacturing our drug candidates at an acceptable cost;
•acceptance of our products, if and when approved, by patients, the medical community and third-party payors; and
•maintaining and growing an organisation of scientists, medical professionals and businesspeople who can develop and commercialise our products and technology.
Many of these factors are beyond our control, including the time needed to adequately complete clinical testing and the regulatory submission process. It is possible that none of our drug candidates will ever obtain regulatory approval, even if we expend substantial time and resources seeking such approval. If we do not achieve one or more of the above-listed requirements in a timely manner or at all, or if any other factor impacts the successful development of biopharmaceutical products, we could experience significant delays or an inability to successfully develop our drug candidates, which would materially harm our business, financial condition, results of operations and prospects.
Clinical development involves a lengthy and expensive process with uncertain outcomes. If our preclinical studies and clinical trials are not sufficient to support regulatory approval of any of our drug candidates, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such drug candidate.
All of our drug candidates are in preclinical development or early-stage clinical trials and their risk of failure is high. Clinical testing is expensive, is difficult to design and implement, can take many years to complete and has an uncertain outcome. We cannot guarantee that any of our clinical trials will be conducted as planned or completed on schedule, or at all. A failure of one or more clinical trials can occur at any stage of testing, which may result from a multitude of factors, including, but not limited to, flaws in trial design, dose selection issues, participant enrolment criteria and failure to demonstrate favourable safety or efficacy traits.
Before we can commence clinical trials for a drug candidate, we must complete extensive preclinical testing and studies that support our planned INDs and other regulatory filings in the United States and abroad. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if regulatory authorities will accept our proposed clinical programmes or if the outcome of our preclinical testing and studies will ultimately support the further development of any drug candidates. As a result, we cannot be sure that we will be able to submit INDs or corresponding regulatory filings for our preclinical programmes on the timelines we expect, if at all, and we cannot be sure that submission of INDs or these regulatory filings will result in regulatory authorities allowing clinical trials to begin.
The time required to obtain approval from the FDA, European Medicines Agency, or EMA, or other comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of regulatory authorities. Before obtaining marketing approval from regulatory authorities for the sale of any drug candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of such drug candidate in humans. We have not yet completed a clinical trial of any of our drug candidates. Clinical trials may fail to demonstrate that our drug candidates are safe and effective for indicated uses. Even if the clinical trials are successful, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application.
Furthermore, drug candidates are subject to continued preclinical safety studies, which may be conducted concurrently with our clinical testing. The outcomes of these safety studies may delay the launch of or enrolment in future clinical trials and could impact our ability to continue to conduct our clinical trials.
Other events that may prevent successful or timely completion of clinical development include:
•inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation of clinical trials;
•delays in reaching a consensus with regulatory authorities on trial design;
•delays in reaching agreement on acceptable terms with prospective contract research organisations, or CROs and clinical trial sites;
•delays related to COVID-19 disruptions at CROs, contract development and manufacturing organisations or CDMOs and/or clinical trial sites;
•delays in opening clinical trial sites or obtaining required institutional review board, or IRB, or institutional biosafety committee, or IBC, approval, or that of the equivalent review groups for sites outside the United States, at each clinical trial site;
•imposition of a clinical hold by regulatory authorities, including as a result of a serious adverse event or after an inspection of our clinical trial operations or trial sites;

•failure by us, any CROs we engage or any other third parties to adhere to clinical trial requirements;
•failure to perform in accordance with Good Clinical Practices, or GCPs;
•failure by investigators and clinical sites to adhere to protocols leading to variable results;
•failure of our delivery approach in humans;
•delays in the testing, validation, manufacturing and delivery of our drug candidates to the clinical sites, including delays by third parties with whom we have contracted to perform certain of those functions;
•failure of our third-party contractors to comply with regulatory requirements or to meet their contractual obligations to us in a timely manner, or at all;
•inability to enrol participants or delays in having enrolled participants complete their participation in a trial or return for post-administration follow-up;
•clinical trial sites or participants dropping out of a trial;
•selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;
•clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon development programmes;
•occurrence of serious adverse events associated with the drug candidate or administration of the drug candidate that are viewed to outweigh its potential benefits;
•occurrence of serious adverse events or other unexpected events in trials of the same class of agents conducted by other sponsors;
•changes in regulatory requirements and guidance that require amending or submitting new clinical trial protocols;
•changes in the legal or regulatory regimes domestically or internationally related to patient rights and privacy; or
•lack of adequate funding to continue a given clinical trial.
Any inability to successfully complete preclinical studies and clinical trials could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialisation milestones and royalties. In addition, if we make manufacturing or formulation changes to our drug candidates, we may need to conduct additional preclinical studies or clinical trials to bridge our modified drug candidates to earlier versions. Clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialise our drug candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialise our drug candidates and may harm our business, financial condition, results of operations and prospects.

Our research activities and clinical trials may fail to demonstrate adequately the safety and efficacy of EXS-21546 or any other drug candidate, which would prevent or delay development, regulatory approval and commercialisation.
Before obtaining regulatory approvals for the commercial sale of any drug candidate, including EXS-21546, we must demonstrate, through lengthy, complex and expensive research activities and clinical trials, that our drug candidates are both safe and effective for use in each target indication. Research activities and clinical testing is expensive and can take many years to complete and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial processes, and, because EXS-21546 is in an early stage of development, there is a high risk of failure and we may never succeed in developing it as a marketable product.
Any clinical trial that we may conduct may not demonstrate the safety and efficacy necessary to obtain regulatory approval to market our drug candidates. If the results of our ongoing or future clinical trials are inconclusive with respect to the safety, potency, purity and efficacy of our drug candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our drug candidates, we may be prevented from or delayed in obtaining marketing approval for such drug candidates. In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same drug candidate due to numerous factors, including changes in trial procedures set forth in protocols, manufacturing variances, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants.
We have never successfully completed a clinical trial, and we may be unable to do so for any drug candidates we develop.
We have not yet demonstrated our ability to successfully complete any clinical trial, obtain a regulatory approval, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialisation of a drug candidate. In December 2020, we began our first Phase 1 clinical trial, which is currently ongoing. We may not be able to file an IND or CTA for this or any of our other drug candidates on the timelines we expect, if at all. For example, we may experience manufacturing delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing further clinical trials to begin, or that, once begun, issues will not arise that require us to suspend or terminate clinical trials. Commencing each of these clinical trials is subject to finalizing the trial design based on discussions with the FDA and other regulatory authorities. Any guidance we receive from regulatory authorities is subject to change. For example, a regulatory authority could change its position, including on the acceptability of our trial designs or the clinical endpoints selected, which may require us to complete additional clinical trials or impose stricter approval conditions than we currently expect.
If we are required to conduct additional preclinical studies or clinical trials or other testing of our drug candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:
•be delayed in obtaining marketing approval for our drug candidates;
•not obtain marketing approval at all;
•obtain approval for indications or patient populations that are not as broad as intended or desired;
•be subject to post-marketing testing requirements; or

•have the product removed from the market after obtaining marketing approval.
We may incur additional costs or experience delays in initiating or completing, or ultimately be unable to complete, the development and commercialisation of our drug candidates.
We may experience delays in initiating or completing our preclinical studies and clinical trials, including as a result of delays in obtaining, or failure to obtain, the FDA’s clearance to initiate clinical trials under future INDs. Additionally, we cannot be certain that preclinical studies or clinical trials for our drug candidates will not require redesign, enrol an adequate number of subjects on time or be completed on schedule, if at all. We may experience numerous unforeseen events during, or as a result of, preclinical studies and clinical trials that could delay or prevent our ability to receive marketing approval or commercialise our drug candidates, including:
•we may receive feedback from regulatory authorities that requires us to modify the design or implementation of our preclinical studies or clinical trials;
•regulators, IRBs or ethics committees may not authorise us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
•we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
•preclinical studies or clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials or we may decide to abandon product development programmes;
•the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrolment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;
•our third-party contractors may fail to comply with regulatory requirements, fail to maintain adequate quality controls, be unable to provide us with sufficient product supply to conduct or complete preclinical studies or clinical trials, or fail to meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;
•we may elect to, or regulators, IRBs or ethics committees may require us or our investigators to, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;
•the cost of clinical trials of our drug candidates may be greater than we anticipate;
•the supply or quality of our drug candidates or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate;
•our drug candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, or regulators, IRBs or ethics committees to suspend or terminate the trials, or reports may arise from preclinical or clinical testing of other cancer therapies that raise safety or efficacy concerns about our drug candidates; and

•regulatory authorities may revise the requirements for approving our drug candidates, or such requirements may not be as we anticipate.
We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions at which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trials or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination or clinical hold due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our drug candidates. Further, the FDA may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials.
Moreover, principal investigators for our current and future clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected the interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardised. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our drug candidates.
Our product development costs will also increase if we experience delays in testing or obtaining regulatory approvals. We do not know whether any of our future clinical trials will begin as planned, or whether any of our current or future clinical trials will need to be restructured or will be completed on schedule, if at all. Significant preclinical study or clinical trial delays, including those caused by the ongoing COVID-19 pandemic, also could shorten any periods during which we may have the exclusive right to commercialise our drug candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialise our drug candidates. Any delays in our preclinical or future clinical development programmes may harm our business, financial condition and growth prospects significantly.
If we experience delays or difficulties in the enrolment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.
We may not be able to initiate or continue clinical trials for our drug candidates if we are unable to locate and enrol a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. In particular, because we are deploying our drug discovery platform across a broad target space, our ability to enrol eligible patients may be limited or may result in slower enrolment than we anticipate. For example, because some of our drug candidates target rare diseases, we may have difficulty enrolling a sufficient number of eligible patients or enrolment may be slower than we anticipate. In addition, some of our competitors have ongoing clinical trials for drug candidates that treat the same indications as our drug candidates, and patients who would otherwise be eligible for our clinical trials may instead enrol in clinical trials of our competitors’ drug candidates.

In addition to the competitive trial environment, the eligibility criteria of our planned clinical trials will further limit the pool of available study participants as we will require that patients have specific characteristics that we can measure to assure their cancer is either severe enough or not too advanced to include them in a study. We may not be able to identify, recruit and enrol a sufficient number of patients to complete our clinical studies for a number of reasons, including:
•the severity of the disease under investigation;
•the eligibility criteria and overall design of the clinical trial in question;
•the perceived risks and benefits of the drug candidate under study;
•clinicians’ and patients’ perceptions as to the potential advantages of the drug candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;
•the ability to obtain and maintain patient consents;
•the efforts to facilitate timely enrolment in clinical trials;
•the patient referral practices of physicians;
•the size and nature of the patient population required for analysis of the trial’s primary endpoints;
•the ability to monitor patients adequately during and after treatment;
•the proximity and availability of clinical trial sites for prospective patients;
•the risk that patients enrolled in clinical trials will drop out of the clinical trials before completion of their treatment; and
•factors we may not be able to control, such as the ongoing COVID-19 pandemic or potential future pandemics that may limit patients, principal investigators, staff or clinical site availability.
Delays in patient enrolment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these clinical trials and adversely affect our ability to advance the development of our drug candidates. In addition, many of the factors that may lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our drug candidates.
Success in preclinical studies or clinical trials may not be predictive of results in future clinical trials.
Positive results from early preclinical studies and clinical trials of our drug candidates are not necessarily predictive of the results of later preclinical studies and any future clinical trials of our drug candidates. Even if we are able to complete our planned preclinical studies and clinical trials of our drug candidates according to our current development timeline, the results from such preclinical studies and clinical trials of our drug candidates may not be replicated in subsequent preclinical studies or clinical trial results. If we cannot replicate such positive results in our later preclinical studies and future clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialise our drug candidates.
Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical and other nonclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical, nonclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their drug candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval.
Additionally, future clinical trials that we may plan might utilise an “open-label” trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational drug candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational drug candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favourably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our drug candidates for which we include an open-label clinical trial when studied in a controlled environment with a placebo or active control.
Interim, “topline,” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose preliminary or topline data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrolment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of the ADSs.
If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialise, our drug candidates may be harmed, which could harm our business, financial condition, results of operations and prospects. In addition, the information we choose to publicly disclose regarding a particular clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.

Our current and future clinical trials or those of our current or future collaborators may reveal significant adverse events not seen in our preclinical or nonclinical studies and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of our drug candidates.
Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our drug candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. There is typically an extremely high rate of attrition for drug candidates proceeding through clinical trials. Drug candidates in later stages of clinical trials also may fail to show the desired safety and efficacy profile despite having progressed through nonclinical studies and initial clinical trials. If the results of our ongoing or future preclinical studies and clinical trials are inconclusive with respect to the safety and efficacy of our drug candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our drug candidates, we may be prevented from or delayed in obtaining marketing approval for such drug candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same drug candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. While we have not yet initiated clinical trials for certain of our drug candidates and are in early stages of clinical development for EXS-21546, it is likely, as is the case with many oncology therapies, that there will be side effects associated with their use. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects. Further, our drug candidates could cause undesirable side effects in clinical trials related to on-target toxicity. If on-target toxicity is observed, or if our drug candidates have characteristics that are unexpected, we may need to abandon their development or limit development to narrower uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. In addition, our drug candidates could cause undesirable side effects that we have not observed yet to date. We also may develop future drug candidates for use in combination with one or more existing cancer therapies. The uncertainty resulting from the use of our drug candidates in combination with other cancer therapies may make it difficult to accurately predict side effects in future clinical trials. Most drug candidates that commence clinical trials are never approved as products and there can be no assurance that any of our current or future clinical trials will ultimately demonstrate positive results or support further clinical development of any of our drug candidates.
If significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our trials or we may be required to abandon the trials or our development efforts of one or more drug candidates altogether. We, the FDA or other applicable regulatory authorities, or an IRB may suspend or terminate clinical trials of a drug candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition, results of operations and prospects.
We intend to develop EXS-21546, and potentially other future drug candidates, for use in combination with other therapies, which exposes us to additional risks.
We intend to develop EXS-21546 for use in combination with one or more currently approved cancer therapies. If a drug candidate we develop were to receive marketing approval for use in combination with these existing therapies, we would continue to bear the risks that the FDA or similar foreign regulatory authorities could revoke approval of the therapies used in combination with our drug candidate or that safety, efficacy, manufacturing or supply issues could arise with such existing therapies. We would be subject to similar risks if we develop any of our drug candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.
We may also potentially evaluate other drug candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or similar foreign regulatory authorities. We will not be able to market and sell any drug candidate we develop in combination with any such cancer therapies that do not ultimately obtain marketing approval whether alone or in combination with our product. In addition, unapproved cancer therapies face the same risks described with respect to our drug candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval. If safety, efficacy, manufacturing or supply issues arise with the products we choose to evaluate in combination with our drug candidates, we may be unable to obtain approval of or market such combination.
We currently, and may in the future, conduct clinical trials for our drug candidates outside the United States, and the FDA and similar foreign regulatory authorities may not accept data from such trials.
We are currently conducting a clinical trial outside the United States, and we may in the future conduct clinical trials outside the United States, including in China, Australia, Europe, elsewhere in Asia or other foreign jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA or comparable foreign regulatory authorities may be subject to certain conditions. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of such data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognised competence pursuant to GCP regulation; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In general, the patient population for any clinical trials conducted outside the United States must be representative of the population for whom we intend to label the drug candidate in the United States. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any similar foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any similar foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our drug candidates not receiving approval or clearance for commercialisation in the applicable jurisdiction.
We may seek orphan drug designation for certain of our drug candidates, and we may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.
As part of our business strategy, we may seek orphan drug designation for certain of our drug candidates, and such efforts may be unsuccessful. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population of 200,000 or more in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.
Similarly, in the European Union, the European Commission, upon the recommendation of the EMA’s Committee for Orphan Medicinal Products, grants orphan drug designation to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions and either the prevalence of the condition is not more than 5 in 10,000 persons in the European Union or, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug. In each case, there must be no satisfactory method of diagnosis, prevention or treatment of the condition that has been authorised, or, if such a method exists, the product in question must be of significant benefit to those affected by such condition. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers.
Generally, if a drug candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if, at the end of the fifth year, it is established that a drug no longer meets the criteria for orphan drug designation, including if the drug is sufficiently profitable so that market exclusivity is no longer justified. An additional year of market exclusivity is available in the European Union if, during the first eight years of the ten year period the marketing authorisation holder obtains an authorisation for one or more new indications which are held to bring a significant clinical benefit in comparison with existing therapies.
Even if we obtain orphan drug exclusivity for a drug, that exclusivity may not effectively protect the drug from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA and EMA can subsequently approve another drug for the same condition if the FDA and EMA (as applicable) conclude that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. While we may seek orphan drug designations for our drug candidates, we may never receive such designations. Even if we do receive such designations, there is no guarantee that we will enjoy the benefits that can come from those designations.
Even if we receive regulatory approval for any of our drug candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our drug candidates, if approved, could be subject to post-market study requirements, marketing and labelling restrictions and even recall or market withdrawal if unanticipated safety issues are discovered following approval.

In addition, we may be subject to penalties or other enforcement action if we fail to comply with regulatory requirements.
If the FDA or a comparable foreign regulatory authority approves any of our drug candidates, the manufacturing processes, labelling, packaging, distribution, import, export, adverse event reporting, storage, advertising, promotion, monitoring and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and listing, as well as continued compliance with current Good Manufacturing Practices, or cGMPs, and GCPs for any clinical trials that we conduct post-approval. Additionally, manufacturers are required to comply with extensive FDA, and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations and applicable product tracking and tracing requirements. Any regulatory approvals that we receive for our drug candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing studies, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product. A product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labelling, although physicians may, in their independent medical judgement, prescribe legally available products for “off-label” uses. If any of our current or future drug candidates is approved for marketing, and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA may also require a Risk Evaluation and Mitigation Strategy, or REMS, to approve our drug candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimisation tools. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:
•restrictions on marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;
•manufacturing delays and supply disruptions where regulatory inspections identify noncompliance requiring remediation;
•revisions to the labelling, including limitation on approved uses or the addition of warnings, contraindications or other safety information, including boxed warnings;
•imposition of a REMS, which may include distribution or use restrictions;
•requirements to conduct additional post-market clinical trials to assess the safety of the product;
•clinical trial holds;
•fines, warning letters or other regulatory enforcement action;
•refusal by the FDA or comparable foreign regulatory authority to approve pending applications or supplements to approved applications filed by us or suspension or revocation of approvals;
•product seizure or detention, or refusal to permit the import or export of products; and
•injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, financial condition, results of operations and prospects.
Obtaining and maintaining regulatory approval of our drug candidates in one jurisdiction does not mean that we will be able to obtain regulatory approval of our drug candidates in other jurisdictions.
We may submit marketing applications in countries in addition to the United States. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of drug candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realise the full market potential of our drug candidates will be harmed.
Obtaining and maintaining regulatory approval of our drug candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a drug candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the drug candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In short, the foreign regulatory approval process involves all the risks associated with FDA approval. In many jurisdictions outside the United States, a drug candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we may intend to charge for our products will also be subject to approval.
Risks Related to Our Business
We may not be successful in our efforts to identify or discover drug candidates and may fail to capitalise on programmes, collaborations or drug candidates that may present a greater commercial opportunity or for which there is a greater likelihood of success.
Research programmes to identify new drug candidates require substantial technical, financial and human resources. We may fail to identify additional potential drug candidates for clinical development. A failure to demonstrate the utility of our platform by using it ourselves to discover drug candidates for internal development could harm our business prospects.
Because we have limited resources, we focus our research programmes on targets where we believe our computational assays are predictive for experimental assays, where we believe it is theoretically possible to discover a molecule with properties that are required for the molecule to become a drug and where we believe there is a meaningful commercial opportunity, among other factors. Currently, the focus of our internal drug discovery programmes is in the areas of oncology, immunology and anti-virals. We may forego or delay pursuit of opportunities with certain programmes, collaborations or drug candidates or for indications that later prove to have greater commercial potential. However, the development of any drug candidate we pursue may ultimately prove to be unsuccessful or less successful than another potential drug candidate that we might have chosen to pursue on a more aggressive basis with our capital resources. If we do not accurately evaluate the commercial potential for a particular drug candidate, we may relinquish valuable rights to that drug candidate through strategic collaboration, partnership, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialisation rights to such drug candidate. Alternatively, we may allocate internal resources to a drug candidate in a therapeutic area in which it would have been more advantageous to enter into a collaboration.
We face substantial competition, which may result in others discovering, developing or commercialising products before or more successfully than we do.
The development and commercialisation of new pharmaceutical products is highly competitive and subject to rapid and significant technological advancements. We face competition from major multi-national pharmaceutical companies, biotechnology companies and specialty pharmaceutical companies. A number of large pharmaceutical and biotechnology companies currently market and sell products, or are developing drug candidates, for the treatment of cancer. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Potential competitors also include academic institutions, government agencies and other public and private research organisations.
Our competitors with development-stage programmes may obtain marketing approval from the FDA or other comparable regulatory authorities for their drug candidates more rapidly than we do, and they could establish a strong market position before we are able to enter the market. In addition, our competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, more effectively marketed and sold or less costly than any drug candidates that we may develop, which could render our drug candidates non-competitive and obsolete and result in our competitors establishing a strong market position for either the product or a specific indication before we are able to enter the market.
Many of our competitors, either alone or with their strategic collaborators, have substantially greater financial, technical and human resources than we do. Accordingly, our competitors may be more successful than we are in obtaining approval for treatments and achieving widespread market acceptance, which may render our treatments obsolete or non-competitive. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programmes.
We are aware of several companies using various technologies, including AI and other sophisticated computational tools, to accelerate drug development and improve the quality of identified drug candidates. These companies include Relay Therapeutics, AbCellera, Schrodinger, Recursion Pharmaceuticals, PathAI, Insitro, Valo Health, Cellarity, XtalPi, BenevolentAI, Datavant and Atomwise.
We have invested, and expect to continue to invest, in research and development efforts that further enhance our technology platform. If the return on these investments is lower or develops more slowly than we expect, our revenue and results of operations may suffer.
We use our technological capabilities for the discovery of new drugs and, since our inception, we have invested, and expect to continue to invest, in research and development efforts that further enhance our technology platform. These investments may involve significant time, risks and uncertainties, including the risk that the expenses associated with these investments may affect our margins and results of operations and that such investments may not generate sufficient technological advantages relative to alternatives in the market, which would in turn, impact revenues generated to offset the liabilities assumed and expenses associated with these investments. The software industry changes rapidly as a result of technological and product developments, which may render our platform’s ability to identify and develop drug candidates less efficient than other technologies and platforms. We believe that we must continue to invest a significant amount of time and resources in our technology platform to maintain and improve our competitive position. If we do not achieve the benefits anticipated from these investments, if the achievement of these benefits is delayed or if our technology is not able to accelerate the process of drug discovery as quickly as we anticipate, our revenue and results of operations may be adversely affected.
We must adapt to rapid and significant technological change and respond to introductions of new products and technologies by competitors to remain competitive.
In addition to using our platform for the discovery and development of our own drug candidates, we provide our drug discovery solution and capabilities in industries that are characterised by significant enhancements and evolving industry standards. As a result, our and our collaborators’ needs are rapidly evolving. If we do not appropriately innovate and invest in new technologies, including within the field of AI, our platform may become less competitive, and our collaborators could move to new technologies offered by our competitors or engage in drug discovery themselves. We believe that because of the initial time investment required by many of our collaborators to reach a decision about whether to collaborate with us, it may be difficult to regain a commercial relationship with such collaborators should they enter into a partnership or collaboration agreement with a competitor. Without the timely introduction of new solutions and technological enhancements, our offerings will likely become less competitive over time, in which case our competitive position and results of operations could suffer. Accordingly, we focus significant efforts and resources on the development and identification of new technologies and markets to further broaden and deepen our capabilities and expertise in AI drug discovery and development. To the extent we fail to timely introduce new and innovative technologies or solutions, adequately predict our collaborators’ needs or fail to obtain desired levels of market acceptance, our business may suffer and our results of operations could be adversely affected.
We rely upon third-party providers of cloud-based infrastructure to host our software solutions. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition, results of operations and prospects.
We outsource substantially all of the infrastructure relating to our hosted software solutions to third-party hosting services. Customers of our hosted software solutions need to be able to access our computational platform at any time, without interruption or degradation of performance, and we provide them with service-level commitments with respect to uptime. Our hosted software solutions depend on protecting the virtual cloud infrastructure hosted by third-party hosting services by maintaining its configuration, architecture, features and interconnection specifications, as well as the information stored in these virtual data centres, which is transmitted by third-party internet service providers. Any limitation on the capacity of our third-party hosting services could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident affecting our third-party hosting services’ infrastructure that may be caused by cyber-attacks, natural disasters, climate change, fires, floods, severe storms, earthquakes, power loss, telecommunications failures, terrorist or other attacks and other similar events beyond our control could negatively affect our cloud-based solutions. A prolonged service disruption affecting our cloud-based solutions for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party hosting services we use.
In the event that our service agreements with our third-party hosting services are terminated, or there is a lapse of service, elimination of services or features that we utilise, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our hosted software solutions for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations.
Defects or disruptions in our technology platform could result in diminishing demand for the drug candidates discovered using such platforms and a reduction in our revenues, and subject us to substantial liability.
Our ability to effectively deploy our drug discovery platform depends upon the continuous, effective and reliable operation of our software and related tools and functions. Our technology platform is inherently complex and may contain defects or errors. The risk of errors is particularly significant when a new software application is first introduced or when new versions or enhancements of existing software applications are used in our technology platform. We have from time to time found defects in our software, and new errors in our existing software may be detected in the future. Any errors, defects, disruptions or other performance problems with our technology platform could adversely impact the efficacy of our drug discovery processes, delay our drug discovery and collaboration timelines, hurt our reputation or damage our collaborators’ businesses. If any of these events occurs, our collaborators may delay or withhold payment to us, cancel their agreements with us, elect not to renew, make service credit claims, warranty claims or other claims against us, and we could lose future revenues. The occurrence of any of these events could result in diminishing demand for our technology platform and any drug candidates discovered through such a platform, a reduction of our revenues and increased expenses of litigation or substantial liability.
The market opportunities for our drug candidates may be smaller than we anticipated or may be limited to those patients who are ineligible for or have failed prior treatments, and our estimates of the prevalence of our target patient populations may be inaccurate.
Our current and future target patient populations are based on our beliefs and estimates regarding the incidence or prevalence of certain types of cancers that may be addressable by our drug candidates, which is derived from a variety of sources, including scientific literature and surveys of clinics. Our projections may prove to be incorrect and the number of potential patients may turn out to be lower than expected. Even if we obtain significant market share for our drug candidates, because the potential target populations could be small, we may never achieve profitability without obtaining regulatory approval for additional indications, including use of our drug candidates for first-line and second-line therapy.
Cancer therapies are sometimes characterised by line of therapy (first-line, second-line, third-line, etc.), and the FDA often approves new therapies initially only for a particular line or lines of use. When cancer is detected early enough, first-line therapy is sometimes adequate to cure the cancer or prolong life without a cure. Whenever first-line therapy, usually chemotherapy, antibody drugs, tumour-targeted small molecules, hormone therapy, radiation therapy, surgery or a combination of these, proves unsuccessful, second-line therapy may be administered. Second-line therapies often consist of more chemotherapy, radiation, antibody drugs, tumour-targeted small molecules or a combination of these. Third-line therapies can include chemotherapy, antibody drugs and small molecule tumour-targeted therapies, more invasive forms of surgery and new technologies. We expect to initially seek approval of some of our drug candidates as second- or third-line therapies for patients who have failed other approved treatments. Subsequently, for those drug candidates that prove to be sufficiently beneficial, if any, we would expect to seek approval as a second-line therapy and potentially as a first-line therapy, but there is no guarantee that our drug candidates, even if approved for third-line therapy, would be approved for second-line or first-line therapy. In addition, we may have to conduct additional clinical trials prior to gaining approval for any of our current or future drug candidates as potential second-line or first-line therapies.
Even if we obtain regulatory approval of our current or future drug candidates, the products may not gain market acceptance among physicians, patients, hospitals, cancer treatment centres and others in the medical community.
The use of artificial intelligence, machine learning and other technology-based platforms to discover compounds and molecules and develop optimally-designed drug candidates is still a recent phenomenon; and therefore, the drug candidates resulting from such a process may not become broadly accepted by physicians, patients, hospitals and others in the medical community, even if approved by the appropriate regulatory authorities for marketing and sale. If we obtain regulatory approval for any of our current programmes or any future drug candidates and such drug candidates do not gain an adequate level of market acceptance, we could be prevented from or significantly delayed in achieving profitability. Various factors will influence whether our drug candidates, if approved, are accepted in the market, including:
•the efficacy of our drug candidates as demonstrated in clinical trials, and, if required by any applicable authority in connection with the approval for the applicable indications, the ability of our drug candidates to provide patients with incremental health benefits, as compared with other available therapies;
•potential product liability claims;
•physicians, hospitals and patients considering our drug candidates as safe and effective treatment options;
•the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•the prevalence and severity of any side effects of our drug candidates;
•product labelling or product insert requirements of the FDA or other comparable foreign regulatory authorities;
•limitations or warnings contained in the labelling approved by the FDA or other comparable foreign regulatory authorities;
•the cost of treatment in relation to current and future treatment alternatives;
•pricing of our products and the availability of coverage and adequate reimbursement from third-party payors and government authorities;
•the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors and government authorities;
•relative convenience and ease of administration, including as compared to current and future alternative treatments and competitive therapies; and
•the effectiveness of our sales and marketing efforts.

Even if our drug candidates, if approved, achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favourably received than our products, are more cost effective or render our products obsolete.
The effects of health epidemics, including the ongoing COVID-19 pandemic, in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our preclinical studies and clinical trials, as well as the business or operations of our CROs or other third parties with whom we conduct business.
Our business could be adversely affected by health epidemics in regions where we have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom we rely. Since December 2019, a novel strain of coronavirus, COVID-19, has spread worldwide.
In response to public health directives and executive orders, we have implemented work-from-home policies to support the community efforts to reduce the transmission of COVID-19 and protect employees, complying with guidance from federal, state/provincial or municipal government and health authorities. We implemented a number of measures to ensure employee safety and business continuity. The Company has initiated a phased return of staff to its offices, while those utilising the laboratory facilities have continued to work there throughout the pandemic. Business travel has recommenced, whilst online and teleconference technology is used to facilitate meeting virtually rather than in person where possible. Safety measures have been implemented in order to ensure that the risk of COVID-19 transmission within the office and laboratory facilities is reduced whilst ensuring that disruption to our research and development activities is kept to a minimum.
The effects of the executive orders and our work-from-home policies may negatively impact efficiency, disrupt our business and delay our preclinical and clinical programmes and timelines. The magnitude of the impact will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.
Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns, or other restrictions on the conduct of business operations could occur, whether related to new variants of COVID-19 or other infectious diseases, could impact personnel at third-party manufacturing facilities in the United Kingdom and other countries, or the availability or cost of materials, which would disrupt our supply chain.
In addition, our business operations, preclinical studies and clinical trials may be affected by the COVID-19 pandemic, including:
•delays or difficulties in enrolling and retaining patients in our clinical trials, including patients who may not be able or willing to comply with clinical trial protocols such as weekly dosing regimens if quarantines impede patient movement or interrupt healthcare services;
•delays or difficulties in clinical site initiation, including difficulties in recruiting and retaining clinical site investigators and clinical site staff;
•increased rates of patients withdrawing from our clinical trials following enrolment as a result of risks of exposure to COVID-19, being forced to quarantine or being unable to visit clinical trial locations or otherwise comply with clinical trial protocols;

•diversion or prioritisation of healthcare resources away from the conduct of clinical trials and towards the COVID-19 pandemic, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;
•interruption of our clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal, state/provincial or municipal governments, employers and others; and
•limitations in healthcare provider and employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of such healthcare providers, who may have heightened exposure to COVID-19, and employees or their families or the desire of employees to avoid contact with large groups of people.
For our clinical trials that are or that we expect to conduct or be conducted at sites outside the United States, particularly in countries which are experiencing heightened impact from the COVID-19 pandemic, in addition to the risks listed above, we may also experience the following adverse impacts:
•delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;
•delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;
•interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product and comparator drugs used in our clinical trials;
•changes in federal, state/provincial or municipal regulations as part of a response to the COVID-19 outbreak which may require us to change the ways in which our clinical trials are conducted, potentially resulting in unexpected costs, or to discontinue the clinical trials altogether;
•delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and
•the refusal of the FDA to accept data from clinical trials in these affected geographies.
The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess or predict, it has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our ADSs.
The global outbreak of COVID-19 continues to rapidly evolve. The extent to which the COVID-19 pandemic may impact our business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the identification of new variants of the virus, the duration of the outbreak, travel restrictions and social distancing in the United Kingdom, United States and other countries, business closures or business disruptions, vaccination rates, the vaccines’ efficacy against future potential variants and the effectiveness of actions taken in the United Kingdom, United States, and other countries to contain and treat the disease. We may experience a material impact on our operations from the pandemic, and we continue to monitor the COVID-19 situation closely.

We have in the past and may in the future acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and adversely affect our operating results.
In August 2021, we acquired 100% of the outstanding share capital of Allcyte GmbH, or Allcyte, a precision medicine biotechnology company. We may in the future seek to acquire or invest in additional businesses, solutions or technologies that we believe could complement or expand our solutions, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.
We have limited experience in acquiring new businesses. We may not be able to integrate the Allcyte personnel, operations and technologies effectively, efficiently manage the combined business or preserve the operational synergies between our business units that we believe currently exist. If we acquire additional businesses in the future, we will face all of these challenges again. We cannot assure you that following any acquisition we will achieve the expected synergies to justify the transaction, due to a number of factors, including:
•inability to integrate or benefit from acquired technologies or services in a profitable manner;
•incurrence of acquisition-related costs;
•unanticipated costs or liabilities associated with the acquisition;
•difficulty integrating the accounting systems, operations and personnel of the acquired business;
•difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;
•difficulty converting the customers of the acquired business onto our solutions and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;
•diversion of management’s attention from other business concerns;
•adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;
•the potential loss of key employees;
•use of resources that are needed in other parts of our business; and
•use of substantial portions of our available cash to consummate the acquisition.
In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.
Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our business, financial condition, results of operations and prospects may suffer.

Clinical trial and product liability lawsuits against us could divert our resources, cause us to incur substantial liabilities and limit commercialisation of our drug candidates.
We face an inherent risk of clinical trial and product liability exposure related to the testing of drug candidates in clinical trials, and we will face an even greater risk if we commercially sell any products that we may develop. While we currently have no products that have been approved for commercial sale, the current and future use of drug candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients who use the product, healthcare providers, pharmaceutical companies or others selling such products. If we cannot successfully defend ourselves against claims that our drug candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
•decreased demand for our drug candidates;
•injury to our reputation and significant negative media attention;
•withdrawal of clinical trial participants;
•significant costs to defend any related litigation;
•substantial monetary awards to trial participants or patients;
•loss of revenue;
•reduced resources of our management to pursue our business strategy; and
•the inability to commercialise our drug candidates.
We will need to increase our insurance coverage as we expand our clinical trials or if we commence commercialisation of any drug candidates. If a successful clinical trial or product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.
Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.
We do not carry insurance for all categories of risk that our business may encounter and our policies have limits and significant deductibles. Some of the policies we currently maintain include clinical trial, product liability, general liability, property, employment and director and officer insurance.
Our existing insurance coverage and any additional coverage we acquire in the future may not be sufficient to reimburse us for expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. A successful liability claim or series of claims in which judgements exceed our insurance coverage could adversely affect our business, financial condition, results of operations and prospects.
We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We do not know if we will be able to maintain existing insurance with adequate levels of coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, financial condition, results of operations and prospects.
Risks Related to Collaborators and Other Third Parties
Our drug discovery collaborators have significant discretion regarding the clinical development of the programmes subject to the collaboration. The failure of our collaborators to perform their obligations under our collaboration agreements could negatively impact our business. We may never realise the return on our investment of resources in our drug discovery collaborations.
We use our technology platform to engage in drug discovery with collaborators who are engaged in drug discovery and development. These collaborators include pre-commercial biotechnology companies and large-scale pharmaceutical companies. When we engage in drug discovery with these collaborators, we enter into agreements that provide us the right to receive option fees, cash milestone payments upon the achievement of specified development, regulatory and commercial sales milestones for the drug discovery targets and potential royalties. From time to time, we may take equity stakes in our drug discovery collaborators.
Our drug discovery collaborations may not lead to development or commercialisation of drug candidates that result in our receipt of such option fees, milestone payments or royalties in a timely manner, or at all. Our drug discovery collaborators may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialisation of any drug candidates. In addition, our ability to realise return from our drug discovery collaborations is subject to the following risks:
•drug discovery collaborators have significant discretion in determining the amount and timing of efforts and resources that they will apply to our collaborations and may not perform their obligations as expected;
•drug discovery collaborators may not pursue development or commercialisation of any drug candidates for which we are entitled to option fees, milestone payments or royalties or may elect not to continue or renew development or commercialisation programmes based on results of clinical trials or other studies, changes in the collaborator’s strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;
•drug discovery collaborators may delay clinical trials for which we are entitled to milestone payments;
•drug discovery collaborators have significant discretion in determining when to make announcements about the status of our collaborations, including about preclinical and clinical developments and timelines for advancing the collaborative programmes;
•we may not have access to, or may be restricted from disclosing, certain information regarding our collaborators’ drug candidates being developed or commercialised and, consequently, may have limited ability to inform our shareholders and ADS holders about the status of, and likelihood of achieving, milestone payments or royalties under such collaborations;
•drug discovery collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with any drug candidates and products for which we are entitled to milestone payments or royalties if the collaborator believes that the competitive products are more likely to be developed or can be commercialised under terms that are more economically attractive;

•drug candidates discovered in drug discovery collaborations with us may be viewed by our collaborators as competitive with their own drug candidates or products, which may cause our collaborators to cease to devote resources to the commercialisation of any such drug candidates;
•existing drug discovery collaborators and potential future drug discovery collaborators may begin to perceive us to be a competitor more generally, particularly as we advance our internal drug discovery programmes, and therefore may be unwilling to continue existing collaborations with us or to enter into new collaborations with us;
•drug discovery collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a drug candidate or product, which may impact our ability to receive milestone payments;
•disagreements with drug discovery collaborators, including disagreements over intellectual property or proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialisation of drug candidates for which we are eligible to receive milestone payments, or might result in litigation or arbitration;
•drug discovery collaborators may not properly obtain, maintain, enforce, defend or protect our intellectual property or proprietary rights or may use our proprietary information in such a way as to potentially lead to disputes or legal proceedings that could jeopardise or invalidate our or their intellectual property or proprietary information or expose us and them to potential litigation;
•drug discovery collaborators may infringe, misappropriate or otherwise violate the intellectual property or proprietary rights of third parties, which may expose us to litigation and potential liability; and
•drug discovery collaborations may be terminated prior to our receipt of any significant value from the collaboration.
If any drug discovery collaborations that we enter into do not result in the successful development and commercialisation of drug products that result in option fees, milestone payments, or royalties to us, we may not realise satisfactory, if any, returns on the resources we have invested in the drug discovery collaboration. Moreover, even if a drug discovery collaboration initially leads to the achievement of milestones that result in payments to us, it may not continue to do so.
If we are not able to establish or maintain collaborations to develop and commercialise any of the drug candidates we discover internally, we may have to alter our development and commercialisation plans for those drug candidates and our business could be adversely affected.
We have worked closely with our collaborators, such as Bristol Myers Squibb Company, or BMS, and Sumitomo Dainippon Pharma to develop and advance drug discovery programmes past the discovery stage and into preclinical studies or human clinical trials. We expect to rely on future collaborators for the development and potential commercialisation of drug candidates we discover internally when we believe it will help maximise the commercial value of the drug candidate. We face significant competition in seeking appropriate collaborators for these activities, and a number of more established companies may also be pursuing development and commercialisation for the same or similar drug candidates. These established companies may have a competitive advantage over us due to their size, financial resources and greater clinical development and commercialisation expertise. Furthermore, collaborations are complex and time-consuming to negotiate and document. Whether we reach a definitive agreement for such collaborations will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of preclinical studies and clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject drug candidate, the costs and complexities of manufacturing and delivering such drug candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative drug candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our drug candidate.
If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms or at all, we may have to curtail the development of a drug candidate, reduce or delay its development programme or one or more of our other development programmes or increase our expenditures and undertake development or commercialisation activities at our own expense. If we elect to fund and undertake development or commercialisation activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialisation activities, we may not be able to further develop any drug candidates or bring them to market.
In recent periods, we have depended on a limited number of collaborators for our revenue, the loss of any of which could have an adverse impact on our business.
In recent periods, a limited number of collaborations accounted for a significant portion of our revenues. For the year ended December 31, 2021, one of our partners accounted for 80% of our revenue. These collaborations cover a large number of programmes under contract, and therefore represent a large portion of potential downstream value. As a result, if we fail to maintain our relationships with our collaborators or if any of our collaborators discontinue their programmes, our future results of operations could be materially and adversely affected.
We may never realise a return on our equity investments in our drug discovery collaborators.
We have decided to take and may decide in the future to take equity stakes in our drug discovery collaborators. We may never realise a return on our equity investments in our drug discovery collaborators. None of the drug discovery collaborators in which we hold equity generate revenue from commercial sales of drug products. They are therefore dependent on the availability of capital on favourable terms to continue their operations. In addition, if the drug discovery collaborators in which we hold equity raise additional capital, our ownership interest in and degree of control over these drug discovery collaborators will be diluted, unless we have sufficient resources and choose to invest in them further or successfully negotiate contractual anti-dilution protections for our equity investment. The financial success of our equity investment in any collaborator will likely be dependent on a liquidity event, such as a public offering, acquisition or other favourable market event reflecting appreciation in the value of the equity we hold. The capital markets for public offerings and acquisitions are dynamic, and the likelihood of liquidity events for the companies in which we hold equity interests could significantly worsen. Further, valuations of privately held companies are inherently complex due to the lack of readily available market data. If we determine that any of our investments in such companies have experienced a decline in value, we may be required to record an impairment, which could negatively impact our financial results. All of the equity we hold in our drug discovery collaborators is subject to a risk of partial or total loss of our investment.

We contract with third parties for the manufacture of our drug candidates for preclinical development and clinical testing, and expect to continue to do so for commercialisation. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialisation efforts.
We do not currently own or operate, nor do we have any plans to establish in the future, any manufacturing facilities or personnel. We rely, and expect to continue to rely, on third parties for the manufacture of our drug candidates for preclinical development and clinical testing, as well as for the commercial manufacture of our products if any of our drug candidates receive marketing approval. This reliance on third parties increases the risk that we will have less direct control over the conduct, timing and completion of such manufacturing and thus, will not have sufficient quantities of our drug candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialisation efforts.
The facilities used by our contract manufacturers to manufacture our drug candidates must be inspected by the FDA pursuant to pre-approval inspections that will be conducted after we submit our marketing applications to the FDA. We do not control the manufacturing process of, and will be completely dependent on, our contract manufacturers for compliance with cGMPs, with which they are required to comply, in connection with the manufacture of our drug candidates. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or other comparable foreign regulatory authorities, they will not be able to pass regulatory inspections and/or maintain regulatory compliance for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority finds deficiencies with or does not approve these facilities for the manufacture of our drug candidates or if it finds deficiencies or withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our drug candidates, if approved. Further, our failure, or the failure of our third party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including warning or untitled letters, clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of requisite approvals (including marketing approvals), licence revocation, seizures or recalls of drug candidates or products, if approved, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business and supplies of our drug candidates.
We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks to those discussed above, including:
•reliance on the third party for regulatory compliance and quality assurance;
•the possible breach of the manufacturing agreement by the third party;
•damage to our brand reputation caused by defective products or drug candidates produced by the third party;
•the possible misappropriation of our proprietary information, including our trade secrets and know-how; and
•the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our drug candidates and any products that we may develop may compete with other drug candidates and approved products for access to manufacturing facilities. There is a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us. These third-party manufacturers may also have relationships with other commercial entities, including our competitors, for whom they may also be manufacturing certain products and/or drug candidates, which could affect their performance on our behalf.
Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. If our current contract manufacturers cannot perform as agreed, we may be required to replace such manufacturers, which may cause us to incur additional costs and undergo further delays in identifying and qualifying any such replacement. There is a natural transition period when a new third party commences work, which may cause delays that materially impact our ability to meet the anticipated timelines for manufacturing our products and drug candidates. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.
Given our current and anticipated future dependence upon others for the manufacture of our drug candidates or products, if these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our financial results and the commercial prospects for our drug candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.
We rely on third parties to conduct our Phase 1 clinical trials of EXS-21546 and expect to rely on third parties to conduct future clinical trials, as well as investigator-sponsored clinical trials of our drug candidates. If these third parties do not carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialise our drug candidates and our business could be substantially harmed.
We do not have the ability to independently conduct clinical trials. We rely, and expect to continue to rely, on medical institutions, clinical investigators, contract laboratories, collaborators and other third parties, such as CROs, to conduct or otherwise support clinical trials for our drug candidates, including our Phase 1 clinical trials of EXS-21546. We may also rely on academic and private non-academic institutions to conduct and sponsor clinical trials relating to our drug candidates. We will not control the design or conduct of the investigator-sponsored trials, and it is possible that the FDA or non-U.S. regulatory authorities will not view these investigator-sponsored trials as providing adequate support for future clinical trials, whether controlled by us or third parties, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results.
Such third-party arrangements will likely provide us certain information rights with respect to the investigator-sponsored trials, including access to and the ability to use and reference the data, including for our own regulatory filings, resulting from the investigator-sponsored trials. However, we would not have control over the timing and reporting of the data from investigator-sponsored trials, nor would we own the data from the investigator-sponsored trials. If we are unable to confirm or replicate the results from the investigator-sponsored trials or if negative results are obtained, we would likely be further delayed or prevented from advancing further clinical development of our drug candidates. Further, if investigators or institutions breach their obligations with respect to the clinical development of our drug candidates, or if the data prove to be inadequate compared to the first-hand knowledge we might have gained had the investigator-sponsored trials been sponsored and conducted by us, then our ability to design and conduct any future clinical trials ourselves may be adversely affected.
Though we rely, and expect to continue to rely, heavily on third parties for execution of clinical trials for our drug candidates and as such, control only certain aspects of their activities, we still remain responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards and our reliance on CROs will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our clinical trials, we could be subject to warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.
We, our principal investigators and our CROs are required to comply with regulations, including GCPs, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for any products in clinical development. The FDA enforces GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we, our principal investigators or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCPs. In addition, our clinical trials must be conducted with drug candidates produced under cGMP regulations. Our failure or the failure of our principal investigators or CROs to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.
Although we designed our Phase 1 clinical trials of EXS-21546 and intend to design the future clinical trials for our drug candidates, we expect that CROs will conduct all of our clinical trials. As a result, many important aspects of our development programmes, including their conduct and timing, are outside of our direct control. Our reliance on third parties to conduct future clinical trials also results in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:
•have staffing difficulties;
•fail to comply with contractual obligations;
•experience regulatory compliance issues;
•undergo changes in priorities or become financially distressed; or
•form relationships with entities, some of which may be our competitors.
These factors may materially adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control. If the principal investigators or CROs do not perform clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, regulatory approval and commercialisation of our drug candidates may be delayed, we may not be able to obtain regulatory approval and commercialise our drug candidates or our development programme may be materially and irreversibly harmed. If we are unable to rely on clinical data collected by our principal investigators or CROs, we could be required to repeat, extend the duration of or increase the size of any clinical trials we conduct and this could significantly delay commercialisation and require significantly greater expenditures.
If any of our relationships with these third-party principal investigators or CROs terminate, we may not be able to enter into arrangements with alternative investigators or CROs. If principal investigators or CROs do not carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such principal investigators or CROs are associated with may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialise our drug candidates. As a result, we believe that our financial results and the commercial prospects for our drug candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.
The third parties upon whom we rely for the supply of the active pharmaceutical ingredients used in our drug candidates are our sole source of supply, and the loss of any of these suppliers could harm our business.
The active pharmaceutical ingredients, or API, used in our drug candidates are supplied to us from single-source suppliers. Our ability to successfully develop our drug candidates, and to ultimately supply our commercial products in quantities sufficient to meet the market demand, depends in part on our ability to obtain the API for these products in accordance with regulatory requirements and in sufficient quantities for clinical testing and commercialisation. We do not currently have arrangements in place for a redundant or second-source supply of any such API in the event any of our current suppliers of such API cease their operations for any reason. We are also unable to predict how changing global economic conditions or potential global health concerns such as the COVID-19 pandemic will affect our third-party suppliers and manufacturers. For example, since the beginning of the COVID-19 pandemic, three vaccines for COVID-19 have received Emergency Use Authorisation by the FDA and one of those later received marketing approval. Additional vaccines may be authorised or approved in the future. The resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical trials, which could lead to delays in these trials. Any negative impact of such matters on our third-party suppliers and manufacturers may also have an adverse impact on our results of operations or financial condition.
For all of our drug candidates, we intend to identify and qualify additional manufacturers to provide such API prior to submission of a new drug application, or NDA, to the FDA and/or a marketing authorisation application, or MAA, to the EMA. We are not certain, however, that our single-source suppliers will be able to meet our demand for their products, either because of the nature of our agreements with those suppliers, our limited experience with those suppliers or our relative importance as a customer to those suppliers. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While our suppliers have generally met our demand for their products on a timely basis in the past, they may subordinate our needs in the future to their other customers.
Establishing additional or replacement suppliers for the API used in our drug candidates, if required, may not be accomplished quickly. If we are able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory inspection or approval, which could result in further delay. While we seek to maintain adequate inventory of the API used in our drug candidates, any interruption or delay in the supply of components or materials, or our inability to obtain such API from alternate sources at acceptable prices in a timely manner could impede, delay, limit or prevent our development efforts, which could harm our business, results of operations, financial condition and prospects.
We rely on CROs to synthesise any molecules with therapeutic potential that we discover. If such organisations do not meet our supply requirements, development of any drug candidate we may develop may be delayed.
We currently rely and expect to continue to rely on third parties to synthesise any molecules with therapeutic potential that we discover. Reliance on third parties may expose us to different risks than if we were to synthesise molecules ourselves. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or synthesise molecules in accordance with regulatory requirements, if there are disagreements between us and such parties or if such parties are unable to expand capacities, we may not be able to fulfil, or may be delayed in producing sufficient drug candidates to meet, our supply requirements due to environmental or other factors such as climate change. These facilities may also be affected by natural disasters (whether caused by climate change or otherwise), such as floods or fire, or geopolitical developments, or such facilities could face production issues, such as contamination or regulatory concerns following a regulatory inspection of such a facility. In such instances, we may need to locate an appropriate replacement third-party facility and establish a contractual relationship, which may not be readily available or on acceptable terms, which would cause additional delay and increased expense, and may have a material adverse effect on our business.
We or any third party may also encounter shortages in the raw materials or API necessary to synthesise any molecule we may discover in the quantities needed for preclinical studies or clinical trials, as a result of capacity constraints or delays or disruptions in the market for the raw materials or API. Even if raw materials or API are available, we may be unable to obtain sufficient quantities at an acceptable cost or quality. The failure by us or the third parties to obtain the raw materials or API necessary to synthesise sufficient quantities of any molecule we may discover could delay, prevent or impair our development efforts and may have a material adverse effect on our business.
Risks Related to Intellectual Property
If we fail to comply with our obligations under our existing intellectual property licence agreements or under any future intellectual property licences, or otherwise experience disruptions to our business relationships with our current or any future licensors, we could lose intellectual property rights that are important to our business.
We are party to a number of licence agreements pursuant to which we have been granted exclusive and non-exclusive worldwide licences to certain patents, software code and software programmes to, among other things, reproduce, use, execute, copy, operate, sublicence and distribute the licenced technology in connection with the marketing and sale of our software solutions and to develop improvements thereto. Our current licence agreements impose, and we expect that future licences will impose, specified royalty and other obligations on us.
In spite of our best efforts, our current or any future licensors might conclude that we have materially breached our licence agreements with them and might therefore terminate the licence agreements, thereby delaying our ability to market and sell our existing software solutions and develop and commercialise new software solutions that utilise technology covered by these licence agreements. If these in-licences are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors could market products and technologies similar to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Disputes may arise regarding intellectual property subject to a licensing agreement, including with respect to:
•the scope of rights granted under the licence agreement and other interpretation-related issues;
•the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•the sublicensing of patent and other rights under any collaborative development relationships;
•the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current or future licensors and us and our collaborators; and
•the priority of invention of patented technology.
In addition, licence agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. For example, our counterparties have in the past and may in the future dispute the amounts owed to them pursuant to payment obligations. If disputes over intellectual property that we have licenced prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may experience delays in the development and commercialisation of new software solutions and in our ability to market and sell existing software solutions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our obligations under our existing or future drug discovery collaboration agreements may limit our intellectual property rights that are important to our business. Further, if we fail to comply with our obligations under our existing or future collaboration agreements, or otherwise experience disruptions to our business relationships with our prior, current, or future collaborators, we could lose intellectual property rights that are important to our business.
We are party to collaboration agreements with biopharmaceutical companies, pursuant to which we provide drug discovery services but have no ownership rights, or only co-ownership rights, to certain intellectual property generated through the collaborations. We may enter into additional collaboration agreements in the future, pursuant to which we may have no ownership rights, or only co-ownership rights, to certain intellectual property generated through the future collaborations. If we are unable to obtain ownership or licence of such intellectual property generated through our prior, current or future collaborations and overlapping with, or related to, our own proprietary technology or drug candidates, then our business, financial condition, results of operations and prospects could be materially harmed.
Our existing collaboration agreements contain certain exclusivity obligations that require us to design compounds exclusively for our collaborators with respect to certain specific targets over a specified time period. Our future collaboration agreements may grant similar exclusivity rights to future collaborators with respect to target(s) that are the subject of such collaborations. These existing or future collaboration agreements may impose diligence obligations on us. For example, existing or future collaboration agreements may impose restrictions on us from pursuing the drug development targets for ourselves or for our other current or future collaborators, thereby removing our ability to develop and commercialise, or to jointly develop and commercialise with other current or future collaborators, drug candidates and technology related to the drug development targets. In spite of our best efforts, our prior, current or future collaborators might conclude that we have materially breached our collaboration agreements. If these collaboration agreements are terminated, or if the underlying intellectual property, to the extent we have ownership or licence thereof, fails to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products and technology identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.
Disputes may arise regarding intellectual property subject to a collaboration agreement, including:
•the scope of ownership or licence granted under the collaboration agreement and other interpretation related issues;
•the extent to which our technology and drug candidates infringe on intellectual property that is or will be generated through the collaboration, to which we do not have ownership or licence under such collaboration agreement;
•the assignment or sublicence of intellectual property rights and other rights under the collaboration agreement;
•our diligence obligations under the collaboration agreement and what activities satisfy those diligence obligations; and
•the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by us and our current or future collaborators.
In addition, collaboration agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property, or increase what we believe to be our obligations under the relevant agreements, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have owned, co-owned or in-licenced under the collaboration agreements prevent or impair our ability to maintain our current collaboration arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialise the affected technology or drug candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we are unable to obtain, maintain, enforce and protect patent protection for our technology and drug candidates or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialise technology and products similar or identical to ours, and our ability to successfully develop and commercialise our technology and drug candidates may be adversely affected.
Our success depends in large part on our ability to obtain and maintain protection of the intellectual property we may own solely and jointly with others or may licence from others, particularly patents, in the United States and other countries with respect to any proprietary technology and drug candidates we develop. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our technology and any drug candidates we may develop that are important to our business and by in-licensing intellectual property related to our technology and drug candidates. If we are unable to obtain or maintain patent protection with respect to any proprietary technology or drug candidate, our business, financial condition, results of operations and prospects could be materially harmed.
The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, defend, or licence all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain, enforce and defend the patents, covering technology that we co-own with third parties or licence from third parties. Therefore, these co-owned and in-licenced patents and applications may not be prepared, filed, prosecuted, maintained, defended and enforced in a manner consistent with the best interests of our business.
The patent position of software and biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. In addition, the scope of patent protection outside of the United States is uncertain and laws of non-U.S. countries may not protect our rights to the same extent as the laws of the United States or vice versa. With respect to both owned and in-licenced patent rights, we cannot predict whether the patent applications we and our licensor are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. Further, we may not be aware of all third-party intellectual property rights or prior art potentially relating to our technology platform, other technology and any drug candidates we may develop. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing of the priority application, or in some cases not published at all. Therefore, neither we nor our collaborators or our licensor can know with certainty whether we, our collaborators or our licensor were the first to make the inventions claimed in the patents and patent applications we own or in-licence now or in the future, or whether we, our collaborators or our licensor were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our owned, co-owned and in-licenced patent rights are highly uncertain. Moreover, our owned, co-owned and in-licenced pending and future patent applications may not result in patents being issued that protect our technology and drug candidates, in whole or in part, or that effectively prevent others from commercialising competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our owned, co-owned or in-licenced current or future patents and our ability to obtain, protect, maintain, defend and enforce our patent rights, narrow the scope of our patent protection and, more generally, could affect the value of, or narrow the scope of, our patent rights. For example, recent Supreme Court decisions have served to curtail the scope of subject matter eligible for patent protection in the United States, and many software patents have since been invalidated on the basis that they are directed to abstract ideas.
To pursue protection based on our provisional patent applications, we will need to file Patent Cooperation Treaty applications, non-U.S. applications and/or U.S. non-provisional patent applications prior to applicable deadlines. Even then, as highlighted above, patents may never be issued from our patent applications, or the scope of any patent may not be sufficient to provide a competitive advantage.
Moreover, we, our collaborators or our licensor may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, revocation, re-examination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights or allow third parties to commercialise our technology or drug candidates and compete directly with us, without payment to us. If the breadth or strength of protection provided by our owned, co-owned or in-licenced current or future patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to licence, develop or commercialise current or future technology or drug candidates.

Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if our owned, co-owned and in-licenced current and future patent applications are issued as patents, they may not be issued in a form that will provide us with any meaningful protection, prevent competitors from competing with us, or otherwise provide us with any competitive advantage. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our owned and in-licenced patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercialising similar or identical technology and products, or limit the duration of the patent protection of our technology and drug candidates. Such proceedings also may result in substantial cost and require significant time from our management and employees, even if the eventual outcome is favourable to us. In particular, given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialised. Furthermore, our competitors may be able to circumvent our owned, co-owned or in-licenced current or future patents by developing similar or alternative technologies or products in a non-infringing manner. As a result, our owned, co-owned and in-licenced current or future patent portfolio may not provide us with sufficient rights to exclude others from commercialising technology and products similar or identical to any of our technology and drug candidates.
Changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
Changes in either the patent laws or interpretation of patent laws in the United States, including patent reform legislation such as the Leahy-Smith America Invents Act, or the Leahy-Smith Act, could increase the uncertainties and costs surrounding the prosecution of our owned and in-licenced patent applications and the maintenance, enforcement or defence of our owned and in-licenced issued patents. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defence of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, the patent positions of companies in the development and commercialisation of software, biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our patent rights and our ability to protect, defend and enforce our patent rights in the future.
A number of recent cases decided by the U.S. Supreme Court have involved questions of when claims reciting abstract ideas, laws of nature, natural phenomena and/or natural products are eligible for a patent, regardless of whether the claimed subject matter is otherwise novel and inventive. These cases include Association for Molecular Pathology v. Myriad Genetics, Inc., 569 U.S. 12-398 (2013) or Myriad; Alice Corp. v. CLS Bank International, 573 U.S. 13-298 (2014); and Mayo Collaborative Services v. Prometheus Laboratories, Inc., or Prometheus, 566 U.S. 10-1150 (2012). In response to these cases, federal courts have held numerous patents invalid as claiming subject matter ineligible for patent protection. Moreover, the USPTO has issued guidance to the examining corps on how to apply these cases during examination. The full impact of these decisions is not yet known.
In addition to increasing uncertainty with regard to our ability to obtain future patents, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on these and other decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change or be interpreted in unpredictable ways that would weaken our ability to obtain new patents or to enforce any patents that may issue to us in the future. In addition, these events may adversely affect our ability to defend any patents that may be issued in procedures in the USPTO or in courts.
We, our prior, existing or future collaborators, and our existing or future licensors, may become involved in lawsuits to protect or enforce our patent or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.
Competitors and other third parties may infringe, misappropriate or otherwise violate our, our prior, current and future collaborators’, or our current and future licensors’, issued patents or other intellectual property. As a result, we, our prior, current or future collaborators, or our current or future licensor may need to file infringement, misappropriation or other intellectual property related claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke such parties to assert counterclaims against us alleging that we infringe, misappropriate or otherwise violate their intellectual property. In addition, in a patent infringement proceeding, such parties could assert that the patents we or our licensors have asserted are invalid or unenforceable. In patent litigation in the United States, defences alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may institute such claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in non-U.S. jurisdictions (e.g., opposition proceedings). The outcome following legal assertions of invalidity and unenforceability is unpredictable.
An adverse result in any such proceeding could put one or more of our owned, co-owned or in-licenced current or future patents at risk of being invalidated or interpreted narrowly and could put any of our owned, co-owned or in-licenced current or future patent applications at risk of not yielding an issued patent. A court may also refuse to stop the third party from using the technology at issue in a proceeding on the grounds that our owned, co-owned or in-licenced current or future patents do not cover such technology. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information or trade secrets could be compromised by disclosure during this type of litigation. Any of the foregoing could allow such third parties to develop and commercialise competing technologies and products in a non-infringing manner and have a material adverse impact on our business, financial condition, results of operations and prospects.
Interference or derivation proceedings provoked by third parties, or brought by us or by our licensor, or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavourable outcome could require us to cease using the related technology or to attempt to licence rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a licence on commercially reasonable terms or at all, or if a non-exclusive licence is offered and our competitors gain access to the same technology. Our defence of litigation or interference or derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to conduct clinical trials, continue our research programmes, licence necessary technology from third parties, or enter into development collaborations that would help us bring any drug candidates to market.
Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.
Our commercial success will depend upon our ability and the ability of our collaborators to develop, manufacture, market and sell any drug candidates we may develop and for our collaborators, customers and partners to use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. There is considerable patent and other intellectual property litigation in the software, pharmaceutical and biotechnology industries. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our technology and drug candidates, including interference proceedings, post grant review, inter partes review and derivation proceedings before the USPTO and similar proceedings in non-U.S. jurisdictions such as oppositions before the European Patent Office. Numerous U.S. and non-U.S. issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our technologies or drug candidates that we may identify may be subject to claims of infringement of the patent rights of third parties.
The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. The risks of being involved in such litigation and proceedings may increase if and as any drug candidates near commercialisation and as we gain the greater visibility associated with being a public company. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of merit. We may not be aware of all such intellectual property rights potentially relating to our technology and drug candidates and their uses, or we may incorrectly conclude that third-party intellectual property is invalid or that our activities and drug candidates do not infringe such intellectual property. Thus, we do not know with certainty that our technology and drug candidates, or our development and commercialisation thereof, do not and will not infringe, misappropriate or otherwise violate any third party’s intellectual property.
Third parties may assert that we are employing their proprietary technology without authorisation. There may be third-party patents or patent applications with claims to materials, formulations or methods, such as methods of manufacture or methods for treatment, related to the discovery, use or manufacture of the drug candidates that we may identify or otherwise related to our technologies. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that the drug candidates that we may identify may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, as noted above, there may be existing patents that we are not aware of or that we have incorrectly concluded are invalid or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover, for example, the manufacturing process of the drug candidates that we may identify, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialise such drug candidate unless we obtained a licence under the applicable patents, or until such patents expire.
Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialise the drug candidates that we may identify. Defence of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for wilful infringement, pay royalties, redesign our infringing products, be forced to indemnify our customers or collaborators or obtain one or more licences from third parties, which may be impossible or require substantial time and monetary expenditure.
We may choose to take a licence or, if we are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, we could also be required to obtain a licence from such third party to continue developing, manufacturing and marketing our technology and drug candidates. However, we may not be able to obtain any required licence on commercially reasonable terms or at all. Even if we were able to obtain a licence, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licenced to us and could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercialising the infringing technology or product. A finding of infringement could prevent us from commercialising any drug candidates or force us to cease some of our business operations, which could materially harm our business. In addition, we may be forced to redesign any drug candidates, seek new regulatory approvals and indemnify third parties pursuant to contractual agreements. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations and prospects.
We may be subject to claims by third parties asserting that our employees, consultants or contractors have wrongfully used or disclosed confidential information of third parties, or we have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.
Certain of our employees, consultants and contractors were previously employed at universities or other software or biopharmaceutical companies, including our competitors or potential competitors.
Although we try to ensure that our employees, consultants and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims.
In addition, while it is our policy to require that our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our intellectual property assignment agreements with them may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could have a material adverse effect on our competitive business position and prospects. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a licence from such third party to commercialise our technology or products, which licence may not be available on commercially reasonable terms, or at all, or such licence may be non-exclusive. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and employees.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position may be harmed.
In addition to seeking patents for our drug candidates and certain aspects of our technology platform, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information. In particular, the software code underlying our technology platform is generally protected through trade secret laws rather than through patent law. We seek to protect our trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors, collaborators and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants, but we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside of the United States have appeared to be unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate such trade secrets, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position may be materially and adversely harmed.
Risks Related to Government Regulation and Legal Compliance Matters
Compliance with stringent and evolving global privacy and data security requirements could result in additional costs and liabilities to us or inhibit our ability to collect and process data globally, and the failure to comply with such requirements could subject us to significant fines and penalties, which may have a material adverse effect on our business, financial condition or results of operations.
The legislative and regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal data (including health-related personal data) worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Globally, virtually every jurisdiction in which we operate has established its own data security and privacy frameworks with which we must comply and some of which may impose potentially conflicting obligations.

Accordingly, we are, or may become, subject to data privacy and security laws, regulations and industry standards as well as policies, contracts and other obligations that apply to the processing of personal data both by us and on our behalf, which we refer to collectively as Data Protection Requirements. If we fail, or are perceived to have failed, to address or comply with Data Protection Requirements, this could result in government enforcement actions against us that could include investigations, fines, penalties, audits and inspections, additional reporting requirements and/or oversight, temporary or permanent bans on all or some processing of personal data, orders to destroy or not use personal data and imprisonment of company officials. Further, individuals or other relevant stakeholders could bring a variety of claims against us for our actual or perceived failure to comply with Data Protection Requirements.
In Europe, the EU and the U.K. General Data Protection Regulations (respectively, the “EU GDPR” and “U.K. GDPR”) each impose strict requirements: in relation to the processing the personal data of individuals located, respectively, within the European Economic Area (“EEA”) and/or the U.K.; and/or in relation to processing that occurs in the context of an establishment in, respectively, the EEA and/or U.K. For example, under the EU GDPR and the U.K. GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to: 20 million euros under the EU GDPR or 17.5 million pounds sterling under the U.K. GDPR; or 4% of annual global revenue, whichever is greater. Further, individuals may initiate litigation related to our processing of their personal data. In addition, the GDPR provides that EEA Member States and the U.K. may make their own further laws and regulations to introduce specific requirements related to the processing of ‘special categories of personal data’, including personal data related to health and genetic information, which we may process in the context of clinical trials. This may result in significant divergence on the law and practice that applies to the processing of such types of personal data across the EEA and/or U.K., including in the conduct of clinical trials. Other countries outside of Europe have enacted or are considering enacting similar comprehensive data privacy and security laws and regulations, which could increase the cost and complexity of operating our business. Complying with these and other similar laws, regulations and practices across Europe and elsewhere may cause us to incur substantial operational costs or require us to change our business practices, and could expose us to risks of material fines, penalties and liability.
In particular, many jurisdictions have enacted data localisation laws and cross-border personal data transfer laws. These laws may make it more difficult for us to transfer personal data across jurisdictions, which could impede our business. As a particular issue, the EU GDPR and U.K. GDPR each impose strict rules on the transfer of personal data out of the EEA and U.K. to the United States and similar ‘third countries’. Certain transfer safeguards exist that may serve as a valid mechanism by which entities can transfer personal data to recipients in jurisdictions outside the EEA and U.K. (e.g., the incoming U.K. ‘International Data Transfer Agreement’ and the European Commission’s Standard Contractual Clauses). However, these safeguards require parties that rely upon them to comply with onerous obligations, such as conducting ‘transfer impact assessments’ and implementing stringent measures to supplement such safeguards where required to protect the at‑issue personal data. Furthermore, relevant regulatory guidance appears to conclude that no combination of such supplementary measures could be sufficient to allow effective reliance on these safeguards in the context of certain transfers to recipients in third countries where public authorities have excessive powers to access and surveil the transferred personal data – which may include the United States in certain circumstances. At present, there are few, if any, viable alternatives to these safeguards for many transfers. In addition to European restrictions on cross‑border transfers of personal data, other jurisdictions have enacted or are considering similar cross‑border personal data transfer laws and local personal data residency laws, any of which could increase the cost and complexity of doing business. If we cannot implement a valid compliance mechanism for cross‑border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from the EU, U.K. or elsewhere. The inability to transfer personal data to the United States or other jurisdictions outside the EEA and U.K. could significantly and negatively impact our business operations, including by limiting our ability to collaborate with parties that are subject to European and other data privacy and security laws or requiring us to increase our personal data processing capabilities in Europe and/or elsewhere at significant expense.
In addition, analysis of certain concepts that are fundamental to EU GDPR and the U.K. GDPR compliance are highly complex and open to subjective interpretation—particularly so in respect of processing that occurs in multi-party data processing environments such as those in which we operate our business. For example, in contexts such as these, classification of an organisation’s role in relation to any given processing and the appropriate legal basis for that processing (where required)—each of which is foundational to determining the nature of that organisation’s compliance obligations—requires a subjective analysis of the factual circumstances at hand on a case-by-case basis, which may be open to divergent and/or contradictory conclusions and/or regulatory guidance
For example, the collection, use, disclosure, transfer or other processing of personal data regarding individuals in the European Union, including personal health data and employee data, is subject to the European Union General Data Protection Regulation, or the EU GDPR, which took effect across all member states of the European Economic Area, or EEA, in May 2018. The EU GDPR is wide-ranging in scope and imposes numerous, significant and complex requirements on companies that process personal data, including (without limitation) requirements relating to processing health and other sensitive data, establishing a legal basis for any processing of personal data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, limiting the collection and retention of personal data through ‘data minimisation’ and ‘storage limitation’ principles, implementing safeguards to protect the security and confidentiality of personal data, honouring increased rights for data subjects, providing notification of data breaches in some instances, and taking certain measures when engaging third-party processors. The GDPR would increase our obligations with respect to any clinical trials conducted in the EEA by expanding the definition of personal data to include key-coded data and requiring changes to informed consent practices and more detailed notices for clinical trial subjects and investigators. In particular, the processing of ‘special category personal data’ (such as personal data related to health and genetic information), which will be relevant to our operations in the context of our conduct of clinical trials, imposes heightened compliance burdens under European data protection laws and is a topic of active interest among relevant regulators.
Generally, these laws exemplify the vulnerability of our business to the evolving regulatory environment related to personal data and may require us to modify our processing practices at substantial costs and expenses in an effort to comply. Given the breadth and depth of changes in data protection obligations, preparing for and complying with the EU GDPR and the U.K. GDPR requirements are rigorous and time intensive and require significant resources and a review of our technologies, systems and practices, as well as those of any third-party collaborators, service providers, contractors or consultants that process or transfer personal data as part of operations that fall within the scope of the EU GDPR and/or the U.K. GDPR. The EU GDPR, the U.K. GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as health-related data, healthcare data or other personal information, could require us to change our business practices and put in place additional compliance mechanisms, may interrupt or delay our development, regulatory and commercialisation activities and increase our cost of doing business, and could lead to government enforcement actions, private litigation and significant fines and penalties against us, and could have a material adverse effect on our business, financial condition or results of operations.

Similar privacy and data security requirements are either in place or underway in the United States. There are a broad variety of data protection laws that may be applicable to our activities, and a range of enforcement agencies at both the state and federal levels that can review companies for privacy and data security concerns. The Federal Trade Commission and state Attorneys General all are aggressive in reviewing privacy and data security protections for consumers. New laws also are being considered at both the state and federal levels. For example, the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020, is creating similar risks and obligations as those created by the EU GDPR. Because of this, we may need to engage in additional activities (e.g., data mapping) to identify the personal information we are collecting and the purposes for which such information is collected. Further, a new California privacy law, the California Privacy Rights Act, or CPRA, was passed by California voters on November 3, 2020. The CPRA will create additional obligations with respect to processing and storing personal information that are scheduled to take effect on January 1, 2023 (with certain provisions having retroactive effect to January 1, 2022). In addition, we will need to ensure that our policies recognise the rights granted to consumers (as that phrase is broadly defined in the CCPA and can include business contact information), including granting consumers the right to opt-out of the sale of their personal information. While we are not subject to the CCPA or CPRA at present, we may be if we expand our operations to California. Many other states are considering similar legislation.
A broad range of legislative measures also have been introduced at the federal level. Accordingly, failure to comply with current and any future federal and state laws regarding privacy and security of personal information could expose us to fines and penalties. We also face a threat of consumer class actions related to these laws and the overall protection of personal data. Even if we are not determined to have violated these laws, investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our reputation and our business.
Additionally, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards designed to protect the privacy, confidentiality, integrity and availability of protected health information. These provisions may be applicable to our business or that of our collaborators, service providers, contractors or consultants.
We may also publish privacy policies and other documentation regarding our processing of personal data and/or other confidential, proprietary or sensitive information. Although we endeavour to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, third-party collaborators, service providers, contractors or consultants fail to comply with our policies and documentation. Such failures can subject us to potential foreign, local, state and federal action if they are found to be deceptive, unfair or misrepresentative of our actual practices.
We, and our collaborators may be subject to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security and other healthcare laws and regulations. Failure to comply with such laws and regulations may result in substantial penalties.
We and our collaborators may be subject to broadly applicable healthcare laws and regulations that may constrain our relationships with our drug discovery collaborators and any products for which we obtain marketing approval. Such healthcare laws and regulations include, but are not limited to:
•The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and wilfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare programme, such as the Medicare and Medicaid programmes. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. There is a number of statutory exceptions and regulatory safe harbours protecting some common activities from prosecution, but the exceptions and safe harbours are drawn narrowly and require strict compliance to offer protection. Additionally, the intent standard under the federal Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, to a stricter standard such that a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. Further, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act, or the FCA.
•Federal civil and criminal false claims laws, such as the FCA, which can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programmes for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.
•HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit programme, including private third-party payors, knowingly and wilfully embezzling or stealing from a healthcare benefit programme, wilfully obstructing a criminal investigation of a healthcare offence, and creates federal criminal laws that prohibit knowingly and wilfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.
•HIPAA, as amended by Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates and subcontractors that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.
•Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.
•The federal transparency requirements under the Physician Payments Sunshine Act, created under the ACA, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Programme to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report information regarding payments and other transfers of value provided during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, anaesthesiologist assistants, certified registered nurse anaesthetists and certified nurse midwives.
•State and foreign laws that are analogous to each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers.
•State and foreign laws that require pharmaceutical companies to implement compliance programmes, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other healthcare providers; state laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state and local laws that require the registration of pharmaceutical sales representatives; state laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state laws that require the posting of information relating to clinical trials and their outcomes; and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts.
Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. Violations of applicable healthcare laws and regulations may result in significant civil, criminal and administrative penalties, damages, disgorgement, fines, individual imprisonment, exclusion of products from government funded healthcare programmes, such as Medicare and Medicaid, additional reporting requirements and/or oversight if a corporate integrity agreement or similar agreement is executed to resolve allegations of non-compliance with these laws and the curtailment or restructuring of operations. In addition, violations may also result in reputational harm, diminished profits and future earnings.

Current and future healthcare legislative reform measures may have a material adverse effect on our business and results of operations.
In the United States and in some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes intended to broaden access to healthcare, improve the quality of healthcare and contain or lower the cost of healthcare. For example, in March 2010, the ACA, was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, expands the types of entities eligible for the 340B drug discount programme, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Programme are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases rebates owed by manufacturers under the Medicaid Drug Rebate Programme and extends the rebate programme to individuals enrolled in Medicaid managed care organisations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs and creates a new Medicare Part D coverage gap discount programme, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, or BBA, effective as of January 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.
Since its enactment, there have been numerous judicial, administrative, executive and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court and members of Congress have introduced several pieces of legislation aimed at significantly revising or repealing the ACA. The United States Supreme Court is currently reviewing a legal challenge to the constitutionality of the ACA. It is unclear when or how the United States Supreme Court will rule. On February 10, 2021, the Biden administration withdrew the federal government’s support for overturning the ACA. Although the Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrolment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The implementation of the ACA is ongoing, and the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare programme, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programmes. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. However, COVID-19 relief legislation suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2021. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centres and cancer treatment centres, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The BBA also amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.”
Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient assistance programmes and reform government programme reimbursement methodologies for pharmaceutical and biological products. At the federal level, the previous administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the former Trump administration announced several executive orders related to prescription drug pricing that attempted to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalised a regulation removing safe harbour protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbour for price reductions reflected at the point-of-sale, as well as a new safe harbour for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B payments will be calculated for certain physician-administered drugs and biologics based on the lowest price drug manufacturers receive in Organisation for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Part B providers and would have applied to all U.S. states and territories for a seven-year period beginning January 1, 2021 and ending December 31, 2027. However, on December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. On January 13, 2021, in a separate lawsuit brought by industry groups in the U.S. District of Maryland, the government defendants entered a joint motion to stay litigation on the condition that the government would not appeal the preliminary injunction granted in the U.S. District Court for the Northern District of California and that performance for any final regulation stemming from the MFN Interim Final Rule shall not commence earlier than 60 days after publication of that regulation in the Federal Register. Further, authorities in Canada have passed rules designed to safeguard the Canadian drug supply from shortages. If implemented, importation of drugs from Canada and the MFN Model may materially and adversely affect the price we receive for any of our product candidates. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. Additionally, on July 9, 2021, President Biden issued an executive order directing the FDA to, among other things, continue to clarify and improve the approval framework for generic drugs and identify and address any efforts to impede generic drug competition. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programmes. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects. However, we expect that additional state and federal healthcare reform measures will be adopted in the future, particularly in light of the new presidential administration. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.
At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programmes. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.
We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our services by our partners or for our current or future drug candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our drug candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.
We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, be precluded from developing, manufacturing and selling certain products outside the United States or be required to develop and implement costly compliance programmes, which could adversely affect our business, results of operations and financial condition.
Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or Bribery Act, the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business and may do business in the future. The Bribery Act, FCPA and these other laws generally prohibit us, our officers and our employees and intermediaries from bribing, being bribed, or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. Compliance with the FCPA, in particular, is expensive and difficult, particularly in countries in which corruption is a recognised problem. In addition, the FCPA presents particular challenges in the biopharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.
We currently have operations in China, and we may in the future operate in additional jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, FCPA, or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. If we further expand our operations outside of the United States and the United Kingdom, we will need to dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. In addition, various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing or selling certain products and drug candidates outside of the United States, which could limit our growth potential and increase our development costs.
There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA, or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. The U.S. Securities and Exchange Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions. Any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by United Kingdom, U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.
Any drug candidates we develop may become subject to unfavourable third-party coverage and reimbursement practices, as well as pricing regulations.
The availability and extent of coverage and adequate reimbursement by third-party payors, including government health authorities, private health coverage insurers, managed care organisations and other third-party payors is essential for most patients to be able to afford expensive treatments. Sales of any of our drug candidates that receive marketing approval will depend substantially, both in the United States and internationally, on the extent to which the costs of such drug candidates will be covered and reimbursed by third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialise our drug candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realise an adequate return on our investment. Coverage and reimbursement may impact the demand for, or the price of, any drug candidate for which we obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialise any drug candidate for which we obtain marketing approval.
There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new drug products are typically made by CMS, an agency within HHS. CMS decides whether and to what extent a new drug product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. As a result, the coverage determination process is often time-consuming and costly. This process will require us to provide scientific and clinical support for the use of our drug products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.
Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical drug candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific drug candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. Nonetheless, our drug candidates may not be considered medically necessary or cost effective. We cannot be sure that coverage and reimbursement will be available for any product that we commercialise and, if reimbursement is available, what the level of reimbursement will be.
If we are unable to establish or sustain coverage and adequate reimbursement for any drug candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those drug candidates, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favourable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favourable coverage policies and reimbursement rates may be implemented in the future. Additionally, any companion diagnostic test that we develop will be required to obtain coverage and reimbursement separate and apart from the coverage and reimbursement we seek for our product candidates, if approved. If any companion diagnostic is unable to obtain reimbursement or is inadequately reimbursed, that may limit the availability of such companion diagnostic, which would negatively impact prescriptions for our product candidates, if approved.
Our employees, independent contractors, consultants and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading laws, which could cause significant liability for us and harm our reputation.
We are exposed to the risk of fraud or other misconduct by our employees, independent contractors, consultants and vendors. Misconduct by these partners could include intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report financial information or data accurately or disclose unauthorised activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. This could include violations of HIPAA, other U.S. federal and state law and requirements of non-U.S. jurisdictions, including the European Union Data Protection Directive. We are also exposed to risks in connection with any insider trading violations by employees or others affiliated with us. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards, regulations, guidance or codes of conduct. Furthermore, our employees may, from time to time, bring lawsuits against us for employment issues, including injury, discrimination, wage and hour disputes, sexual harassment, hostile work environment or other employment issues. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.
Our internal information technology systems, or those of our third-party vendors, contractors or consultants, may fail or suffer security breaches, loss or leakage of data and other disruptions, which could result in a material disruption of our services, compromise sensitive information related to our business, or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.
We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store, process and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors and other contractors and consultants who have access to our confidential information. We may be required to expend significant resources, at significant cost, materially change our business activities and practices or modify our operations, including our clinical trial activities, or information technology in an effort to protect against security breaches and to mitigate, detect and remediate actual or potential vulnerabilities as well as security breaches.
Despite the implementation of security measures, given the size and complexity of our internal information technology systems and those of our third-party vendors and other contractors and consultants, and the increasing amounts of confidential information that they maintain, our information technology systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters (whether due to environmental or other factors such as climate change), terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, third-party vendors, contractors, consultants, business partners and/or other third parties or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure, or that of our third-party vendors and other contractors and consultants or lead to data leakage. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. For example, third parties have in the past and may in the future illegally pirate our software and make that software publicly available on peer-to-peer file sharing networks or otherwise. The techniques used by cyber criminals change frequently, may not be recognised until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organised crime affiliates, terrorist organisations or hostile foreign governments or agencies. If any such material system failure, accident or security breach were to occur and cause interruptions in our operations, it could result in a material disruption of our development programmes and our business operations, whether due to a loss of our trade secrets or other sensitive information or similar disruptions, as well as necessitating that we incur significant costs to address such failure, accident or security breach. To the extent that any such material system failure, accident or security breach were to result in a loss of, or damage to, our data or applications, or those of our third-party vendors and other contractors and consultants, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialisation of our software could be delayed. The costs related to significant security breaches or disruptions could be material and exceed the limits of the cybersecurity insurance we maintain against such risks. If the information technology systems of our third-party vendors and other contractors and consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.
Furthermore, significant disruptions of our internal information technology systems or those of our third-party vendors and other contractors and consultants or security breaches could result in the loss, misappropriation, and/or unauthorised access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), which could result in financial, legal, business and reputational harm to us. For example, any such event that leads to unauthorised access, use, or disclosure of personal information, including personal information regarding our customers or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business. Further, sophisticated cyber attackers (including foreign adversaries engaged in industrial espionage) are skilled at adapting to existing security technology and developing new methods of gaining access to organisations’ sensitive business data, which could result in the loss of sensitive information, including trade secrets. Additionally, actual, potential or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.
Risks Related to our Employee Matters and Managing Growth
Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.
We are highly dependent on the research and development, clinical, financial, operational, scientific, software engineering and other business expertise of our executive officers, as well as the other principal members of our management, scientific, clinical and software engineering teams. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees.
The loss of the services of our executive officers or other key employees could impede the achievement of our development and sales goals in our software business and the achievement of our research, development and commercialisation objectives in our drug discovery business. In either case, the loss of the services of our executive officers or other key employees could seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals with the breadth of skills and experience required to successfully develop, gain regulatory approval of, and commercialise products in the life sciences industry.
Recruiting and retaining qualified scientific, clinical, manufacturing, accounting, legal and sales and marketing personnel, as well as software engineers and computational chemists, will also be critical to our success. In the technology industry, there is substantial and continuous competition for engineers with high levels of expertise in designing, developing and managing software and related services, as well as competition for sales executives, data scientists and operations personnel. Competition to hire these individuals is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous biopharmaceutical and technology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors to assist us in formulating our research and development and commercialisation strategy and advancing our computational platform. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited and our business would be adversely affected.
We are pursuing multiple business strategies and expect to expand our development and regulatory capabilities, and as a result, we may encounter difficulties in managing our multiple business units and our growth, which could disrupt our operations.
Currently, we are pursuing multiple business strategies simultaneously, including activities in research and development and collaborative and internal drug discovery. We believe pursuing these multiple business strategies offers financial and operational synergies, but these diversified operations place increased demands on our limited resources. Furthermore, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, clinical and regulatory affairs. To manage our multiple business units and anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and our management team’s limited attention and limited experience in managing a company with such anticipated growth, we may not be able to effectively manage our multiple business units and the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. In addition, to meet our obligations as a public company and to support our anticipated long-term growth, we will need to increase our general and administrative capabilities. Our management, personnel and systems may not be adequate to support this future growth. Any inability to manage our multiple business units and growth could delay the execution of our business plans or disrupt our operations and the synergies we believe currently exist between our business units. In addition, adverse developments in one of these business units may disrupt these synergies.
We may be unable to manage our current and future growth effectively, which could make it difficult to execute our business strategy.
Since our inception in 2012, we have experienced rapid growth, and we anticipate further growth in our business operations, including by opening offices in new geographies. This growth requires managing complexities across all aspects of our business, including complexities associated with increased headcount, expansion of international operations, expansion of facilities, execution on new lines of business and implementations of appropriate systems and controls to grow the business. Our growth has required significant time and attention from our management, and placed strains on our operational systems and processes, financial systems and internal controls and other aspects of our business.
We expect to continue to increase headcount and to hire more specialised personnel in the future as we grow our business. We will need to continue to hire, train and manage additional qualified scientists, engineers, laboratory personnel and sales and marketing staff and improve and maintain our technology to properly manage our growth. We may also need to hire, train and manage individuals with expertise that is separate, supplemental or different from expertise that we currently have, and accordingly we may not be successful in hiring, training and managing such individuals. For example, if our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. Improving our technology and processes have required us to hire and retain additional scientific, engineering, sales and marketing, software, manufacturing, distribution and quality assurance personnel. As a result, we have experienced rapid headcount growth from 17 employees as of January 1, 2018 to 287 employees as of December 31, 2021. We currently serve partners around the world and plan to continue to expand to new international jurisdictions as part of our growth strategy, which will lead to increased dispersion of our employees. Moreover, we expect that we will need to hire additional accounting, finance and other personnel in connection with our ongoing efforts to comply with the requirements of being a public company. A risk associated with maintaining this rate of growth, for example, is that we may face challenges integrating, developing and motivating our rapidly growing and increasingly dispersed employee base.
We may not be able to maintain the quality, reliability or robustness of our platform, or the expected turnaround times of our solutions and support, or to satisfy customer demand as it grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. If we are unable to manage our growth properly, we may experience future weaknesses in our internal controls, which we may not successfully remediate on a timely basis or at all. For example, in connection with the preparation and audits of our financial statements as of and for the years ended December 31, 2019 and 2020, material weaknesses were identified in our internal control over financial reporting, as described elsewhere in this “Risk Factors” section. To effectively manage our growth, we must continue to improve our operational and manufacturing systems and processes, our financial systems and internal controls and other aspects of our business and continue to effectively expand, train and manage our personnel. The time and resources required to improve our existing systems and procedures, implement new systems and procedures and to adequately staff such existing and new systems and procedures are uncertain, and failure to complete this in a timely and efficient manner could adversely affect our operations and negatively impact our business and financial.
If we fail to manage our technical operations infrastructure, our internal drug discovery team may experience service outages, and our new customers may experience delays in the deployment of our solutions.
We have experienced significant growth in the number of users and data that our operations infrastructure supports. We seek to maintain sufficient excess capacity in our operations infrastructure to meet the needs of all our customers and to support our internal drug discovery programmes. We also seek to maintain excess capacity to facilitate the rapid provision of new customer deployments and the expansion of existing customer deployments. In addition, we need to properly manage our technological operations infrastructure to support version control, changes in hardware and software parameters and the evolution of our solutions. However, the provision of new hosting infrastructure requires adequate lead-time. We have experienced, and may in the future experience, website disruptions, outages and other performance problems. These types of problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If we do not accurately predict our infrastructure requirements, our existing customers may experience service outages that may subject us to financial penalties, financial liabilities and customer losses. If our operations infrastructure fails to keep pace with increased sales and usage, customers and our internal drug discovery team may experience delays in the deployment of our solutions as we seek to obtain additional capacity, which could adversely affect our reputation and adversely affect our revenues.

Increased labour costs, potential organisation of our workforce, employee strikes and other labour-related disruption may adversely affect our operations.
None of our employees are represented by a labour union or subject to a collective bargaining agreement. However, in Austria, we are subject to a government-mandated collective bargaining agreement, which sets minimum wage expectations and grants employees additional benefits beyond those required by the local labour code. We provide no assurance that our labour costs going forward will remain competitive for various reasons, such as: (i) our workforce may organise in the future and labour agreements may be put in place that have significantly higher labour rates and company obligations; (ii) our competitors may maintain significantly lower labour costs, thereby reducing or eliminating our comparative advantages vis-à-vis one or more of our competitors or the larger industry; and (iii) our labour costs may increase in connection with our growth.
Risks Related to International Operations
As a company based outside of the United States, we are subject to economic, political, regulatory and other risks associated with international operations.
As a company based in the United Kingdom, our business is subject to risks associated with conducting business outside of the United States. Many of our suppliers and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:
•economic weakness, including inflation, or political instability in certain non-U.S. economies and markets;
•differing and changing regulatory requirements for product approvals;
•differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
•potentially reduced protection for intellectual property and proprietary rights;
•difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
•changes in non-U.S. regulations and customs, tariffs and trade barriers;
•changes in currency exchange rates of the pound sterling, euro and the risk of the imposition of currency controls;
•changes in a specific country’s or region’s political or economic environment;
•trade protection measures, import or export licensing requirements or other restrictive actions by governments;
•differing reimbursement regimes and price controls in certain non-U.S. markets;
•negative consequences from changes in tax laws or practice;
•compliance with tax, employment, immigration and labour laws for employees living or travelling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under our share option schemes or equity incentive plans;

•workforce uncertainty in countries where labour unrest is more common than in the United States;
•litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labour law or other alleged conduct;
•difficulties associated with staffing and managing international operations, including differing labour relations;
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires and other natural disasters caused by climate change.
The United Kingdom’s withdrawal from the European Union may adversely impact our and our collaborators’ ability to obtain regulatory approvals of our drug candidates in the United Kingdom and European Union and may require us to incur additional expenses to develop, manufacture and commercialise our drug candidates in the United Kingdom and European Union.
We are headquartered in the United Kingdom. The United Kingdom formally exited the European Union, commonly referred to as Brexit, on January 31, 2020. Under the terms of its departure, the United Kingdom entered a transition period, or the Transition Period, during which it continued to follow all European Union rules, which ended on December 31, 2020. A trade and cooperation agreement, or the Trade and Cooperation Agreement, that outlines the post-Transition Period trading relationship between the United Kingdom and the European Union, was agreed to in, and applied from, December 2020 and formally entered into force on May 1, 2021.
Since January 1, 2021 the United Kingdom has operated under a separate regulatory regime to the European Union. European Union laws regarding medicinal products only apply in respect of the United Kingdom to Northern Ireland (as set out in the Protocol on Ireland/Northern Ireland). The European Union laws that have been transposed into United Kingdom law through secondary legislation remain applicable. While the United Kingdom has indicated a general intention that new law regarding the development, manufacture and commercialisation of medicinal products in the United Kingdom will align closely with European Union law there are limited detailed proposals for future regulation of medicinal products. The TCA includes specific provisions concerning medicinal products, which include the mutual recognition of Good Manufacturing Practice, or GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued (such mutual recognition can be rejected by either party in certain circumstances), but does not foresee wholesale mutual recognition of United Kingdom and European Union pharmaceutical regulations including in relation to batch testing and pharmacovigilance, which remain subject to further negotiation. Therefore, there remains political and economic uncertainty regarding to what extent the regulation of medicinal products will differ between the United Kingdom and the European Union in the future.
Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our drug candidates is derived from European Union directives and regulations, the development, manufacture, importation, approval and commercialisation of our drug candidates in the United Kingdom, and the European Union given our operations in the United Kingdom, will be materially affected by Brexit. Great Britain is no longer covered by the European Union’s procedures for the grant of marketing authorisations (Northern Ireland is covered by the centralised authorisation procedure and can be covered under the decentralised or mutual recognition procedures). A separate marketing authorisation will be required to market drugs in Great Britain. It is currently unclear whether the Medicines and Healthcare products Regulatory Agency in the United Kingdom is sufficiently prepared to handle the increased volume of marketing authorisation applications that it is likely to receive. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us and our collaborators or delay us and our collaborators from commercialising our drug candidates in the United Kingdom and/or the EEA and restrict our ability to generate revenue and achieve and sustain profitability. Following Brexit, there is no pre-marketing authorisation orphan designation in Great Britain, instead an application for orphan designation is made at the same time as an application for marketing authorisation. Orphan designation in the United Kingdom (or Great Britain, depending on whether there is a prior centralised marketing authorisation in the EEA) following Brexit is based on the prevalence of the condition in Great Britain as opposed to the position prior to Brexit where prevalence in the European Union is the determinant. It is therefore possible that conditions that were designated as orphan conditions in the United Kingdom prior to Brexit will no longer be and that conditions are not currently designated as orphan conditions in the European Union will be designated as such in the United Kingdom, or Great Britain.
There is a degree of uncertainty regarding the overall impact that Brexit will have in the long-term on the development, manufacturing and commercialisation of pharmaceutical products, including the process to obtain regulatory approval in the United Kingdom for drug candidates and the award of exclusivities that are normally part of the European Union legal framework (for instance Supplementary Protection Certificates, Paediatric Extensions or Orphan exclusivity). Any further divergence between the regulatory environments in place in the European Union and the United Kingdom could lead to increased costs and delays in bringing drug candidates to market.
In addition, we may be required to pay taxes or duties or be subjected to other hurdles in connection with the trade of our drug candidates between the European Union and the United Kingdom, or we may incur expenses in establishing a manufacturing facility in the European Union to circumvent such hurdles, all of which may make our doing business in the European Union and the EEA more difficult. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom or the European Union for our drug candidates, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business.
As a result of Brexit or otherwise, other European countries may seek to conduct referenda with respect to their continuing membership with the European Union. Given these possibilities and others we may not anticipate, as well as the absence of comparable precedent, it is unclear what financial, regulatory and legal implications the withdrawal of the United Kingdom from the European Union will have in the long-term and how such withdrawal will affect us, and the full extent to which our business could be adversely affected.
Exchange rate fluctuations may materially affect our results of operations and financial condition.
Owing to the international scope of our operations, fluctuations in exchange rates, particularly between the pound sterling and the U.S. dollar, may adversely affect us. Although we are based in the United Kingdom, we source research and development, manufacturing, consulting and other services from the United States and the European Union. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the euro, which may have a significant impact on our results of operations and cash flows from period to period.
We anticipate that our ADSs will trade in U.S. dollars. As a result of fluctuations in the exchange rate between the U.S. dollar and the pound sterling, the U.S. dollar equivalent of the proceeds that a holder of ADSs would receive upon the sale in the United Kingdom of any ordinary shares withdrawn from the depositary and the U.S. dollar equivalent of any cash dividends paid in pounds sterling on our ordinary shares represented by ADSs could also decline.
Risks Related to Ownership of Our Securities
Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.
We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as holder of ADSs. Any indebtedness we incur would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or licence intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favourable to us or our shareholders. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs to decline and existing shareholders may not agree with our financing plans or the terms of such financings. If we raise additional funds through strategic partnerships, collaborations and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies or our drug candidates, or grant licences on terms unfavourable to us.
The market price of our ADSs may be highly volatile, and you may not be able to resell your ADSs at or above your purchase price.
The market price of our ADSs is likely to be highly volatile. The stock market in general, and the market for biopharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies and the trading price of our equity securities may be volatile due to factors beyond our control. As a result of this volatility, you may not be able to sell your ADSs at or above your purchase price. The market price for our ADSs may be influenced by many factors, including:
•our investment in, and the success of, our software solutions;
•the success of our research and development efforts for our internal and/or partnered drug discovery programmes;
•adverse results or delays in preclinical studies or clinical trials;
•reports of adverse events in products similar or perceived to be similar to those we are developing or clinical trials of such products;
•an inability to obtain additional funding;
•failure by us to successfully develop and commercialise our drug candidates;

•the success of our drug discovery collaborators and any milestone or other payments we receive from such collaborators;
•failure by us or our licensors and/or collaborators to prosecute, maintain, protect or enforce our intellectual property and proprietary rights;
•disputes or other developments relating to intellectual and other proprietary rights, including litigation matters and our ability to obtain patent and other intellectual property protection for our technologies;
•changes in laws or regulations applicable to future products;
•adverse regulatory decisions;
•the introduction of new products, services or technologies by our competitors;
•failure by us to meet or exceed financial projections we may provide to the public;
•failure by us to meet or exceed the financial projections of the investment community;
•the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;
•changes in the structure of healthcare payment systems;
•announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us, our strategic partner or our competitors;
•additions or departures of key scientific or management personnel;
•significant lawsuits, including patent or shareholder litigation;
•changes in the market valuations of similar companies;
•commentary by investors on the prospects for our business, our ordinary shares or ADSs on the internet, including via blogs, articles, message boards or social media platforms;
•general economic, industry, political and market conditions, including, but not limited to, the ongoing impact of the COVID-19 pandemic;
•sales of our ADSs or ordinary shares by us or our shareholders in the future; and
•the trading volume of our ADSs.
In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant securities price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our ADSs to decline rapidly and unexpectedly.

If securities or industry analysts do not publish research or publish inaccurate or unfavourable research about our business, our ADS price and trading volume could decline.
The trading market for our ADSs will likely depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts, and there can be no assurance that analysts will cover us, or provide favourable coverage. Securities or industry analysts may elect not to provide research coverage of our ADSs, and such lack of research coverage may negatively impact the market price of our ADSs. If one or more analysts downgrade our ADSs or change their opinion of our ADSs, our ADS price would likely decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our ADS price or trading volume to decline.
Concentration of ownership of our ordinary shares (including ordinary shares represented by ADSs) among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions.
Our executive officers, directors and current beneficial owners of five percent or more of our ordinary shares and their respective affiliates, in aggregate, beneficially own approximately 59.9% of our outstanding ordinary shares, based on the number of ordinary shares outstanding as of December 31, 2021.
As a result, depending on the level of attendance at our general meetings of shareholders, these persons, acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election, re-election and removal of directors, any merger, scheme of arrangement, or sale of all or substantially all of our asset, or other significant corporate transactions and amendments to our articles of association.
In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our ADSs and ordinary shares by:
•delaying, deferring or preventing a change in control;
•entrenching our management and/or the board of directors;
•impeding a merger, scheme of arrangement, takeover or other business combination involving us; or
•discouraging a potential acquirer from making a takeover offer or otherwise attempting to obtain control of us.
We may be required to repurchase for cash all, or to facilitate the purchase by a third party of all, of the ADSs of our company purchased by the Bill & Melinda Gates Foundation, or the Gates Foundation, in our October 2021 private placement if we default under the global access commitments agreement, which could have an adverse impact on us and limit our ability to make distributions to our shareholders.
In connection with the purchase by the Gates Foundation of 1,590,909 of our ADSs, concurrently with our initial public offering in a private placement that closed in October 2021, we entered into a Global Access Commitments Agreement, or the Global Access Agreement, pursuant to which we are required to take certain actions to support the Gates Foundation’s mission. In the event that we are in breach of certain related provisions of the Global Access Agreement, following a cure period, we may be required to repurchase for cash all, or to facilitate the purchase by a third party of all, of the ADSs purchased by the Gates Foundation in the concurrent private placement, at terms that may not be favorable to us. If this occurs, cash used for this purpose may adversely affect our liquidity, cause us to reduce expenditures in other areas of our business, or curtail our growth plans. If we do not have sufficient cash on hand to purchase the securities, we may have to seek financing alternatives in order to meet our obligations, and there is no certainty that financing would be available on reasonable terms or at all. During any period that we are unable to repurchase the ADSs held by the Gates Foundation or arrange for a third party to purchase such ADSs, we would not likely be allowed to pay dividends, repurchase the securities of any other shareholder or otherwise make any other distribution to any of our shareholders in connection with their securities. Therefore, meeting this purchase obligation, if necessary, could have a material adverse effect on our business and financial results.
Future sales, or the possibility of future sales, of a substantial number of our securities could adversely affect the price of the shares and dilute shareholders.
Sales of a substantial number of our ADSs in the public market could occur at any time, subject to certain restrictions described below. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of the ADSs could decline significantly and could decline below the public offering price in our initial public offering in October 2021. We have 120,886,527 outstanding ordinary shares (including ordinary shares represented by ADSs), based on the number of shares outstanding as of December 31, 2021. Of these shares, only the 15,927,500 ADSs sold in our initial public offering are freely tradable, and the remaining 104,959,027 ordinary shares will be available for sale in the public market beginning 180 days after the date of our initial public offering following the expiration of lock-up agreements entered into by our directors, executive officers and substantially all of our shareholders in connection with our initial public offering and by the investors in the concurrent private placements. The representatives of the underwriters may agree to release our directors, executive officers, shareholders or the investors in the concurrent private placements from their lock-up agreements at any time and without notice, which would allow for earlier sales of ordinary shares in the public market. See “Item 10.B – Additional Information – Memorandum and Articles of Association.” After the lock-up agreements pertaining to our initial public offering and the concurrent private placements expire, these 104,959,027 additional ordinary shares will be eligible for sale in the public market, though shares that are held by directors and executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, for sales in the United States. In addition, ordinary shares subject to outstanding options under our equity incentive plans and the ordinary shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.
Sales of a substantial number of such ADSs or ordinary shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of restrictions in the lock-up agreements, could cause the market price of our ADSs to fall or make it more difficult for purchasers of ADSs to sell their ADSs at a time and price that they deem appropriate.
Moreover, as of December 31, 2021, holders of an aggregate of approximately 95,726,827 ordinary shares have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders, as well as to cooperate in certain public offerings of such ordinary shares. In addition, we have registered all ordinary shares that we may issue under our equity compensation plans and these ordinary shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements.

Holders of ADSs are not treated as holders of our ordinary shares.
Holders of ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement.
Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.
ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books, we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.
We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.
We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us or to the depositary. Amendments may reflect, among other things, operational changes in the ADS programme, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are materially disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to direct the depositary to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our ordinary shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favourable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement.
If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favourable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.
No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
You will not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
Except as described in this annual report and the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares represented by the ADSs. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the ordinary shares underlying their ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and our articles of association. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that it holds our ordinary shares as of the record date set for such meeting and otherwise complies with our articles of association. In addition, the depositary’s liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or us if their ordinary shares are not voted as they have requested or if their shares cannot be voted.
You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.
The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses, and any taxes. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.
Because we do not anticipate paying any cash dividends on our ADSs in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.
Under current English law, a company’s accumulated realised profits, to the extent they have not been previously utilised by distribution or capitalisation, must exceed its accumulated realised losses, to the extent they have not been previously written off in a reduction or reorganisation of capital duly made (as determined on a non-consolidated basis), before dividends can be declared and paid. Therefore, we must have distributable profits before declaring and paying a dividend. In addition, as a public limited company incorporated in England and Wales, we will only be able to make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.
We have not paid dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ADSs at or above your purchase price. Investors seeking cash dividends should not purchase our ADSs.
We have broad discretion in the use of the net proceeds from our past and any potential future public and private equity or debt financing events and may not use such proceeds effectively.
Our management will have broad discretion in the application of the net proceeds from our public and private equity financings and any future debt financings, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from our past and any potential future public and private equity or debt financings, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.
Claims of U.S. civil liabilities may not be enforceable against us.
We are incorporated under English law and have our registered office in England. Certain members of our board of directors and senior management are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgements obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States.
The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgements (other than arbitration awards) in civil and commercial matters. Consequently, a final judgement for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognised or enforceable in the United Kingdom. In addition, uncertainty exists as to whether the courts of England and Wales would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgement for a definite sum obtained against us in U.S. courts would be treated by the courts of the United Kingdom as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgement based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such a decision. If an English court gives judgement for the sum payable under a U.S. judgement, the English judgement will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.
As a result, U.S. investors may not be able to enforce against us or our senior management, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgements obtained in U.S. courts in civil and commercial matters, including judgements under the U.S. federal securities laws.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless the rights and the securities to which the rights relate are registered by us under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavour to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
We qualify as a foreign private issuer, which means we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies.
We qualify as a “foreign private issuer,” as defined in the SEC rules and regulations and, consequently, we do not expect to be subject to all the disclosure requirements applicable to companies organised within the United States. For example, we are currently exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorisations applicable to a security registered under the Exchange Act. In addition, our officers and directors will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.
As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events and disclosing our financial results. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organised in the United States.
While we are a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to public companies organised in the United States.
We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow English corporate law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to domestic issuers listed on Nasdaq, which may provide less protection to our shareholders than what is accorded to investors under the Nasdaq rules applicable to domestic issuers.
We are entitled to deviate from the Nasdaq standards and rules applicable to the operation or and disclosure surrounding our board of directors. We are not subject to Nasdaq Listing Rule 5605(b)(2) because English law does not require that independent directors regularly have scheduled meetings at which only independent directors are present. Similarly, we have adopted a compensation committee, but English law does not require that we adopt a compensation committee or that such committee be fully independent. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. English law requires that we disclose information regarding compensation of our directors for services as a director of an undertaking that is our subsidiary undertaking and as a director of any other undertaking of which a director is appointed by virtue of our nomination (directly or indirectly) but not other third-party compensation of our directors or director nominees. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3). In addition, while we have a compensation committee, English law does not require that we adopt a compensation committee or that such committee be fully independent. Additionally, we are not subject to Nasdaq Listing Rule 5605(e) because, under English law, director nominees are not required to be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.
Furthermore, English law does not have a regulatory regime for the solicitation of proxies applicable to us, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice will vary from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. In addition, while we have adopted a code of business conduct and ethics, English law does not require us to publicly disclose waivers from this code that have been approved by our board within four business days. As a result, our practice varies from the requirements for domestic issuers pursuant to Nasdaq Listing Rule 5610. We expect to report any such waivers in the subsequent Annual Report on Form 20-F. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we have voluntarily adopted a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.
In accordance with our listing on Nasdaq, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to Nasdaq listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional requirements applicable to Nasdaq listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer, subject to certain phase-in requirements permitted by Rule 10A-3 of the Exchange Act.
We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors.
We are an emerging growth company, or an EGC, and we will remain an EGC until the earlier to occur of (i) the last day of 2026; (ii) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer,” under the rules of the SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th; and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:
•not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404;
•being permitted to provide only two years of audited financial statements in this initial registration statement, in addition to any required unaudited interim financial statements, with correspondingly reduced “Item 5 – Operating and Financial Review and Propsectus” disclosure;
•reduced disclosure obligations regarding executive compensation; and
•an exemption from the requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.
We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this annual report. In particular, we have not included all of the executive compensation information that would be required if we were not an EGC. We cannot predict whether investors will find our ADSs less attractive if we rely on certain or all of these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.
In addition, the Jumpstart Our Business Startups Act, or the JOBS Act, provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We will incur increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.
As a company whose ADSs are publicly traded in the United States, and particularly after we are no longer an EGC, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on publicly traded companies of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.
Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk we will not be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
We have identified material weaknesses in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain proper and effective internal controls, which may impair our ability to produce timely and accurate financial statements or prevent fraud. If we are unable to establish and maintain effective internal controls, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.
Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in the course of auditing our financial statements as of and for the years ended December 31, 2020 and 2019, we identified material weaknesses in our internal control over financial reporting. A company’s internal control over financial reporting are processes designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with international financial reporting standards, or IFRS, as adopted by the IASB. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
Prior to the completion of our initial public offering in October 2021, we were a private company with limited accounting personnel to adequately execute our accounting processes and perform supervisory reviews, a lack of robust accounting system controls, and informal control documentation with which to evidence our internal control over financial reporting. In connection with the audit of our financial statements as of and for the years ended December 31, 2020 and 2019, we identified the following material weaknesses in our internal control over financial reporting:
•We did not design, and have not maintained, effective processes and controls. Specifically, we lacked a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyse, record and disclose accounting matters timely and accurately while maintaining appropriate segregation of duties. Without such professionals, we did not design and/or maintain formal accounting procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including with respect to the preparation and review of account reconciliations.
•The lack of information technology general controls over our financial accounting system presents ineffective segregation of duties, change management and programme development in our control environment.
To address the material weaknesses, in 2021 and 2022 to date we have developed and begun a remediation plan that includes the following activities:
•We have grown our accounting and finance headcount from three at December 31, 2020 to ten at March 17, 2022. We have hired experienced finance professionals with the appropriate technical accounting knowledge and public company experience in finance and accounting. We will continue to evaluate our recruitment requirements as the business and regulatory environment evolves, and
•We have engaged a professional consulting firm to support us in achieving compliance with Sarbanes Oxley requirements, including formalising documentation of policies and procedures and further evolving our accounting processes, including by implementing information technology general controls and appropriate segregation of duties
The actions that we are taking are subject to ongoing review by our executive management and will be subject to audit committee oversight. Although we intend to complete this remediation process as quickly as practicable, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating the material weaknesses.
As a public company, we will be subject to reporting obligations under U.S. securities laws, including the Sarbanes-Oxley Act. Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), will require that, beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. We expect our first Section 404(a) assessment will take place for our annual report for the fiscal year ending December 31, 2022. If we fail to remediate the material weaknesses identified above, our management may conclude that our internal control over financial reporting is not effective. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC. An independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation. If we are unable to successfully remediate our identified material weakness, if we discover additional material weaknesses or if we otherwise are unable to otherwise determine on an ongoing basis that we have effective internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and the price of our ADSs may decline as a result. We also could become subject to investigations by Nasdaq, the SEC or other regulatory authorities. Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
We are subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorised override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.
If we are (or one of our non-U.S. subsidiaries is) a “controlled foreign corporation,” or a CFC, there could be adverse U.S. federal income tax consequences to certain U.S. Holders.
Generally, if a U.S. Holder is treated as owning, directly, indirectly or constructively, at least 10% of either the total value or total combined voting power of our stock, such U.S. Holder may be treated as a “United States shareholder” with respect to each CFC in our group, if any, for U.S. federal income tax purposes. A non-U.S. corporation will generally be a CFC for U.S. federal income tax purposes if United States shareholders own, directly, indirectly or constructively, more than 50% of either the total value or total combined voting power of the stock of such corporation. Because our group includes U.S. subsidiaries, our current non-U.S. subsidiaries and potentially any future newly formed or acquired non-U.S. subsidiaries will be treated as CFCs, regardless of whether we are treated as a CFC. A United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments of earnings in U.S. property, regardless of whether such CFC makes any distributions to its shareholders. Additionally, an individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with CFC reporting obligations may also subject a United States shareholder to significant monetary penalties. We cannot provide any assurance that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the CFC rules. U.S. Holders should consult their tax advisors regarding the potential application of the CFC rules to their investment in our ordinary shares or ADSs.
If we are a “passive foreign investment company,” or a PFIC, for any taxable year, there could be adverse U.S. federal income tax consequences to U.S. investors.
Generally, we will be a PFIC for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). For purposes of these tests, passive income generally includes, among other things, dividends, interest, gains from certain sales or exchanges of investment property and certain rents and royalties. If we are a PFIC for any taxable year during which a U.S. investor holds our shares, we will generally continue to be treated as a PFIC with respect to such U.S. investor for all succeeding taxable years during which such U.S. investor holds our shares, even if we cease to meet the threshold requirements for PFIC status. Such U.S. investor may be subject to adverse tax consequences, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements. We cannot provide any assurance that we will furnish to such U.S. investor information that may be necessary to comply with the reporting and tax paying obligations applicable under the PFIC rules. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to their investment in our ordinary shares or ADSs.
Based upon the value of our assets and the nature and composition of our income and assets, we expect that we will not be a PFIC for the taxable year ended December 31, 2021 though no assurance can be made in this regard. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. For instance, for our current and future taxable years, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. If our market capitalisation declines while we hold a substantial amount of cash and cash equivalents for any taxable year, we may be a PFIC for that taxable year. Furthermore, under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year, which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering, including our initial public offering in October 2021. We currently do not generate product revenues and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of active income to offset our passive financing income. As a result, there can be no assurance that we will not be a PFIC for the current or any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion and that the IRS would not successfully challenge our position.
For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, as well as certain elections that may be available to U.S. investors, see the section of this annual report titled “Item 10.E – Additional Information – Taxation – Material U.S. federal income tax considerations for U.S. Holders.”
We may be unable to use net operating loss and tax credit carry forwards and certain built-in losses to reduce future tax payments or benefit from favourable U.K. tax legislation.
As a U.K. incorporated and tax resident entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception and therefore have not paid any U.K. corporation tax. As of December 31, 2021, we had cumulative carryforward tax losses of £45.9 million. Subject to any relevant utilisation criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry forward and utilisation against future operating profits.

As a company that carries out extensive research and development activities, we seek to benefit from the U.K. research and development tax relief programmes, one of which is the Small and Medium-sized Enterprises research and development tax relief programme, or SME Programme, and, to the extent that our projects are grant funded or relate to work subcontracted to the company by third parties, the Research and Development Expenditure Credit programme, or RDEC Programme. Under the SME Programme, we may be able to surrender the trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditures. The majority of our research and development activities are eligible for inclusion within these tax credit cash rebate claims. We may not be able to continue to claim payable research and development tax credits in the future if we cease to qualify as a small or medium-sized enterprise under the SME Programme, based on size criteria concerning employee headcount, turnover and gross assets. The U.K. Finance Act 2021 introduced a cap on payable credit claims under the SME Programme in excess of £20,000 with effect from April 2021 by reference to, broadly, three times the total PAYE and NICs liability of the company, subject to an exception which prevents the cap from applying. That exception requires the company to be creating, taking steps to create or managing intellectual property, as well as having qualifying research and development expenditure in respect of connected parties which does not exceed 15% of the total claimed. If such exception does not apply, this could restrict the amount of payable credit that we claim. Additionally, on October 27, 2021, the U.K. Government announced its intention to introduce (following consultation) further restrictions to the U.K. research and development relief programs, refocusing such programs towards innovation in the U.K. A subsequent U.K. Government report proposed restrictions which (if enacted) could, in particular, limit our ability to make claims under the existing relief programs in respect of (i) research and development subcontracted to a third party (and, in the case of the RDEC Program, in respect of contributions made to a qualifying body) where such third party (or qualifying body) performs the work outside of the U.K., and (ii) expenditure incurred on externally provided workers that are not paid through a U.K. payroll. These and other potential future changes to the U.K. research and development tax relief programs may mean we no longer qualify or may impact on the extent to which we can make claims.
We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products (and other qualifying income) to be taxed at an effective rate of 10% by giving an additional tax deduction. We are the exclusive licensee or owner of several patent applications which, if issued, would cover our drug candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be eligible for this deduction. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term rate of corporation tax lower than the statutory rate to apply to us. If, however, there are unexpected adverse changes to the U.K. research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.
Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.
We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate, and the tax treatment of our ADSs and ordinary shares, could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organisation for Economic Co-Operation and Development’s Base Erosion and Profit Shifting, or BEPS,

Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the stamp duty or stamp duty reserve tax treatment of our ADSs or ordinary shares.
We are unable to predict what tax reform (including proposals made by the Biden administration) may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our financial statements, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.
Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realisation of expected benefits.
A tax authority may disagree with tax positions that we take, which could result in increased tax liabilities. For example, Her Majesty’s Revenue & Customs, or HMRC, the IRS or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.
A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.
Shareholder protections found in provisions under the U.K. City Code on Takeovers and Mergers, or the Takeover Code, will not apply if our place of central management and control remains outside the United Kingdom (or the Channel Islands or the Isle of Man).
On September 22, 2021, Exscientia Limited was re-registered as a public limited company with the name Exscientia plc. Depending on meeting the jurisdictional criteria, the Takeover Code can be applicable to public limited companies incorporated in England and Wales. We believe that, as of the date of this document, our place of central management and control is not in the United Kingdom (or the Channel Islands or the Isle of Man) for the purposes of the jurisdictional criteria of the Takeover Code. Accordingly, we believe that we are currently not subject to the Takeover Code and, as a result, our shareholders are not currently entitled to the benefit of certain takeover offer protections provided under the Takeover Code, including the rules regarding mandatory takeover bids.
In the event that this changes, or if the interpretation and application of the Takeover Code by the Panel on Takeovers and Mergers, or Takeover Panel, changes (including changes to the way in which the Takeover Panel assesses the application of the Takeover Code to English companies whose securities are listed outside of the United Kingdom), the Takeover Code may apply to us in the future.

The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. The following is a brief summary of some of the most important rules of the Takeover Code:
•In connection with a potential offer, if following an approach by or on behalf of a potential bidder, the company is “the subject of rumour or speculation” or there is an “untoward movement” in the company’s share price, there is a requirement for the potential bidder to make a public announcement about a potential offer for the company, or for the company to make a public announcement about its review of a potential offer.
•When a person or group of persons acting in concert (a) acquires, whether by a series of transactions over a period of time or not, interests in shares carrying 30% or more of the voting rights of a company (which percentage is treated by the Takeover Code as the level at which effective control is obtained) or (b) acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which they are interested when they are already interested in shares which carry not less than 30% of the voting rights but do not hold shares carrying more than 50% of such voting rights, they must make a cash offer to all other shareholders at the highest price paid by them or any person acting in concert with them in the 12 months before the offer was announced.
•When interests in shares carrying 10% or more of the voting rights of a class have been acquired by an offeror (i.e., a bidder) and any person acting in concert with it in the offer period (i.e., before the shares subject to the offer have been acquired) or within the previous 12 months, the offer must be in cash or be accompanied by a cash alternative for all shareholders of that class at the highest price paid by the offeror or any person acting in concert with them in that period. Further, if an offeror or any person acting in concert with them acquires any interest in shares during the offer period, the offer for the shares must be in cash or accompanied by a cash alternative at a price at least equal to the price paid for such shares during the offer period.
•If after an announcement is made, the offeror or any person acting in concert with them acquires an interest in shares in an offeree company (i.e., a target) at a price higher than the value of the offer, the offer must be increased to not less than the highest price paid for the interest in shares so acquired.
•An offeree company must appoint a competent independent adviser whose advice on the financial terms of the offer must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company.
•Special or favourable deals for selected shareholders are not permitted, except in certain circumstances where independent shareholder approval is given and the arrangements are regarded as fair and reasonable in the opinion of the financial adviser to the offeree.
•All shareholders must be given the same information.
•Each document published in connection with an offer by or on behalf of the offeror or offeree must state that the directors of the offeror or the offeree, as the case may be, accept responsibility for the information contained therein.
•Profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers.
•Misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately.

•Actions during the course of an offer by the offeree company, which might frustrate the offer are generally prohibited unless shareholders approve these plans. Frustrating actions would include, for example, lengthening the notice period for directors under their service contract or agreeing to sell off material parts of the target group.
•Stringent and detailed requirements are laid down for the disclosure of dealings in relevant securities during an offer, including the prompt disclosure of positions and dealing in relevant securities by the parties to an offer and any person who is interested (directly or indirectly) in 1% or more of any class of relevant securities.
•Employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board of directors’ circular or published on a website.
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the U.K. Companies Act 2006, or the Companies Act, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Item 10.B – Additional Information – Memorandum and Articles of Association” in this annual report for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.
The principal differences include the following:
•under our articles of association, any resolution put to the vote of a general meeting must be decided exclusively on a poll. Under English law, it would be possible for our articles of association to be amended such that each shareholder present at a meeting has only one vote unless demand is made for a vote on a poll, in which case each holder gets one vote per share owned. Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings;
•under English law, subject to certain exceptions and disapplications, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of ordinary shares or rights to subscribe for, or to convert securities into, ordinary shares for cash. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;
•under English law and our articles of association, certain matters require the approval of 75% of the shareholders who vote (in person or by proxy) on the relevant resolution (or on a poll of shareholders representing 75% of the ordinary shares voting (in person or by proxy)), including amendments to the articles of association. This may make it more difficult for us to complete corporate transactions deemed advisable by our board of directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;
•in the United Kingdom, takeovers may be structured as takeover offers or as schemes of arrangement. Under English law, a bidder seeking to acquire us by means of a takeover offer would need to make an offer for all of our outstanding ordinary shares/ADSs. If acceptances are not received for 90% or more of the ordinary shares/ADSs under the offer, under English law, the bidder cannot complete a “squeeze out” to obtain 100% control of us. Accordingly, acceptances of 90% of our outstanding ordinary shares/ADSs will likely be a condition in any takeover offer to acquire us, not 50% as is more common in tender offers for corporations organised under Delaware law. By contrast, a scheme of arrangement, the successful completion of which would result in a bidder obtaining 100% control of us, requires the approval of a majority of shareholders voting at the meeting and representing 75% of the ordinary shares (including those represented by ADSs) voting for approval;
•under English law and our articles of association, shareholders and other persons whom we know or have reasonable cause to believe are, or have been, interested in our shares may be required to disclose information regarding their interests in our shares upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on certain transfers of the shares, withholding of dividends and loss of voting rights. Comparable provisions generally do not exist under U.S. law; and
•the quorum requirement for a shareholders’ meeting is a minimum of two shareholders entitled to vote at the meeting and present in person or by proxy or, in the case of a shareholder which is a corporation, represented by a duly authorised representative. Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.
As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.
On September 22, 2021, Exscientia Limited was re-registered as a public limited company with the name Exscientia plc. English law provides that a board of directors may only allot shares (or rights to subscribe for or convert any security into shares) with the prior authorisation of shareholders, such authorisation stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant ordinary shareholder resolution passed by shareholders at a general meeting. We have obtained authority from our shareholders to allot additional shares for a period of five years from September 15, 2021, which authorisation will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).
English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to disapply preemptive rights for a period of five years from September 15, 2021 which disapplication will need to be renewed upon expiration (i.e., at least every five years), but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years. See “Item 10.B – Additional Information – Memorandum and Articles of Association.”
Our articles of association provide that the courts of England and Wales are the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.
Our articles of association provide that the courts of England and Wales are the exclusive forum for resolving all shareholder complaints (i.e., any derivative action or proceeding brought on behalf of us, any action or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees, any action or proceeding asserting a claim arising out of any provision of the Companies Act or our articles of association or any action or proceeding asserting a claim or otherwise related to the affairs of our company) other than shareholder complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the U.S. District Court for the Southern District of New York is the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act. In addition, our articles of association provide that any person or entity purchasing or otherwise acquiring any interest in our shares is deemed to have notice of and consented to these provisions.
This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favourable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organisational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our articles of association. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find either choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition. The courts of England and Wales and the U.S. District Court for the Southern District of New York may also reach different judgements or results than would other courts, including courts where a shareholder considering bringing a claim may be located or would otherwise choose to bring the claim, and such judgements may be more or less favourable to us than our shareholders.
General Risks
If our estimates or judgements relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances, as provided in “Item 5 – Operating and Financial Review and Prospects.” The results of these estimates form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements pertain to share-based payments provision, leases, recognition of revenue, loss-making contracts and deferred tax recoverability. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our ADSs.
Additionally, we regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards and changes in their interpretation, we might be required to change our accounting policies, alter our operational policies and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on our reputation, business, financial position and profit.
If our security measures are breached or unauthorised access to customer data is otherwise obtained, our solutions may be perceived as not being secure, customers may reduce the use of or stop using our solutions, and we may incur significant liabilities.
Our solutions involve the collection, analysis and storage of our customers’ proprietary information and sensitive proprietary data related to the discovery efforts of our customers. As a result, unauthorised access or security breaches, as a result of third-party action, employee error, malfeasance, or otherwise could result in the loss of information, litigation, indemnity obligations, damage to our reputation and other liability. Because the techniques used to obtain unauthorised access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, if our employees fail to adhere to practices we have established to maintain a firewall between our internal drug discovery team and our teams that work with software customers, or if the technical solutions we have adopted to maintain the firewall malfunction, our customers and collaborators may lose confidence in our ability to maintain the confidentiality of their intellectual property, we may have trouble attracting new customers and collaborators, we may be subject to breach of contract claims by our customers and collaborators, and we may suffer reputational and other harm as a result. Any or all of these issues could adversely affect our ability to attract new customers, cause existing customers to elect to not renew their licences, result in reputational damage or subject us to third-party lawsuits or other action or liability, which could adversely affect our operating results. Our insurance may not be adequate to cover losses associated with such events, and in any case, such insurance may not cover all of the types of costs, expenses and losses we could incur to respond to and remediate a security breach.

Item 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Exscientia was founded in 2012 as Exscientia Limited, a private company incorporated under the rules of Scotland. On June 29, 2021, Exscientia plc was incorporated under the laws of England and Wales as Exscientia Holdings Limited, with nominal assets and liabilities for the purpose of becoming the ultimate holding company for Exscientia AI Limited (formerly Exscientia Limited) and consummating the corporate reorganisation described in Item 10.B of this annual report. Exscientia Inc., a Delaware corporation, is our wholly owned subsidiary. In August 2021, we acquired 100% of the outstanding share capital of Allcyte, a precision medicine biotechnology company. In October 2021, we completed the initial public offering of our ADSs on the Nasdaq Global Select Market. Our ADSs are traded under the symbol EXAI. Our ordinary shares are not listed.
Our registered office in the United Kingdom is located at The Schrödinger Building, Oxford Science Park, Oxford OX4 4GE, United Kingdom, and the telephone number of our registered office is +44 (0) 1865 818941. Our principal executive offices and agent for service of process in the United States are located at Office 400E, 2125 Biscayne Blvd., Miami, Florida, 33137, United States and our telephone number is +1 954 406 8602.
Our actual capital expenditures for the years ended December 31, 2021 and 2020 amounted to £5.2 million and £3.0 million, respectively. These capital expenditures primarily consisted of property, plant and equipment, leasehold improvements, lab equipment and computer equipment and software in the United Kingdom and Austria. In addition the Group paid £20.0 million in cash as part of its acquisition of Allcyte GmbH in August 2021, and made capital contributions totalling £1.4 million in each of the years ended December 31, 2021 and 2020 to its joint venture with RallyBio IPB, LLC, RE Ventures I, LLC.
The SEC maintains an Internet site that contains reports, proxy information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our website address is www.exscientia.ai. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website or any other website cited in this annual report is not part of this annual report.
B. Business Overview
We are an artificial intelligence-driven pharmatech company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Our goal is to change the pharmaceutical industry’s underlying pharmacoeconomic model, what we call “Shifting the Curve,” by improving the probability of success, time and cost involved with creating new medicines. Our pipeline demonstrates our ability to rapidly translate scientific concepts into precision-designed therapeutic candidates. We have built an end-to-end solution of artificial intelligence, or AI, and experimental technologies for target identification, drug candidate design, translational models and patient selection. Our platform has enabled us to design candidate drug molecules that have progressed into clinical trials as well as to prospectively provide patients with potentially more applicable drug therapies through AI guided assessment. Our patient-first AI process is comprised of the following four elements:
•Precision Target: experimental and literature based AI systems to prioritise projects;
•Precision Design: an extensive platform of AI technologies to design innovative drugs;
•Precision Experiment: tech-enabled precision experimentation to derive better data; and

•Precision Medicine: integrated analysis of patient data to ensure clinical relevance.
Our AI-design capabilities include a wide range of deep learning and machine learning algorithms, generative methods, active learning and natural language processing. These methods are used to guide target selection, to design the precise molecular architecture of potential drug molecules and to analyse patient tissues to prioritise the molecules that are likely to provide the best response for an individual’s specific tumour.
We originated the first ever AI-designed precision drug candidates to enter human clinical trials. Among these is our most advanced internal drug candidate, EXS-21546. We began the first Phase 1 clinical trial of this drug candidate in December 2020 and currently expect to report topline data from this trial in the first half of 2022. We have designed additional candidates currently undergoing advanced profiling for submission of investigational new drug, or IND, applications, and we expect at least one of these candidates to progress into IND/CTA submission by the end of 2022. These development candidates were generated in an average of approximately one year from the first novel designs, demonstrating our consistent speed and efficiency. We are concurrently advancing more than 30 projects across our three business models (large pharma partnerships, co-owned programmes and wholly owned programmes) and we expect that these projects will lead to additional candidate nominations by the end of 2022. Although we and our collaboration partners have to date not received regulatory approval for any of our drug candidates, we believe that the quality of our molecules has been demonstrated by the partnership expansions and product-licensing arrangements we have entered into with large pharma companies, including Sanofi S.A., or Sanofi, and BMS, our co-ownership collaborations with companies including, EQRx Inc., or EQRx and Rallybio IPB, LLC, or Rallybio, and other collaborations, such as with the Gates Foundation, and we intend to continue encoding and automating drug discovery to meet our goal of autonomous drug design, to bring better drugs to patients, faster.
We have also pioneered the first clinically validated AI-driven platform to improve treatment outcomes for cancer patients prospectively. In the first-ever prospective interventional study of its kind, our AI platform predicted which therapy would be most effective for late-stage haematological cancer patients based on drug activity in their own tissue samples, with measurements taken at single-cell resolution. These results from the EXALT-1 trial were published in Cancer Discovery in October 2021.
We believe our patient-first AI strategy will accelerate the creation of drug candidates that can achieve better outcomes for patients.
Reinventing the Drug Design Process
Our approach aims to modernise the process of discovering and developing drugs, replacing the sequential, artisanal approach that currently dominates the industry, with an efficient, integrated, AI-first, patient-based learning system that is suited to the complexity of drug discovery. By using AI-drive drug discovery and development, we believe we can accelerate the discovery of medicine and improve the probability of clinical success. With our patient-first precision medicine capabilities, we are able to integrate primary human tissue samples into early drug discovery, putting the patient at the center — allowing us to study molecules in more disease relevant settings. We are driven to codify and systematise drug discovery, to move away from this sequential approach and scale the creation of precision engineered drugs.
From Data to Drug
We believe thousands of druggable proteins remain to be explored as new therapeutic targets. Oral small molecule drugs are the largest drug class and remain the therapeutic agent of choice, accounting for 73%

of the $1.4 trillion in drug sales in 2020. Small molecules are capable of performing biological functions, such as intracellular activation or inhibition, that are not possible with other modalities and can be distributed easily into the brain. Our end-to-end discovery AI technology platform is designed to identify, generate, analyse and optimise small molecules to ultimately exploit many more of these opportunities. We continue to develop our platform and add in new features, technology or focus areas in a modular way. Our philosophy is as follows:
•Every atom counts. A drug’s potential utility is encoded into its chemical structure from the moment it is first designed. Before a compound is ever tested, the placement of each atom and bond will have predetermined how it will interact with the incredible complexity of human biology and disease. The molecular structure of the compound determines its potency, selectivity, safety, absorption, dose requirements and manufacturability as well as many other features that define a drug product. We believe every drug candidate should be designed at the atomic level to drive optimal efficacy with minimal side effects.
•Drug design is a learning problem. When designing truly innovative drugs, there will be insufficient information available at the start of the project and the right solution will not already exist in big datasets or screening libraries. In other words, drug design is a learning — not a screening — problem. This is true for both novel targets, where no work has been done before, and established targets, where new approaches must be devised that are distinct from existing efforts. As we start to explore novel chemical spaces, we are likely to be at the limit of predictive power, or the domain of applicability, for current models. Our systems and models are designed to learn and evolve which, like nature, allows them to find optimised solutions to problems.
•Design from any data. High quality drugs need to satisfy an extensive range of diverse parameters, defined as a “target product profile,” which cannot be determined from any single data type. Our AI platform is data-agnostic, capable of modelling and exploiting any configuration of protein structural data, high content screening data and/or pharmacology data through thousands of machine learning, physics-based and other predictive models. We have developed proprietary tech-enabled laboratory capabilities to generate a wide variety of high-fidelity screening data (high content, biophysical, pharmacological and biochemical) and structural biology data to provided differentiated insights for our projects.
•The patient is the best model. Data from screening can be irrelevant or misleading if the cell types screened do not accurately represent actual patient biology. Currently available model systems such as cell lines, organoids or mouse models are heavily transformed and do not recapitulate the complexity of human disease. We use a wide variety of technologies to ensure that the way we measure success in the drug design process translates as closely as possible to human biology. In particular, we can measure drug activity by applying deep learning AI to actual patient samples to derive the most accurate representations of patient biology.
Our Business Model
Technology-driven scalability. Our focus on encoding and automating critical functions in drug discovery has meant we can readily scale our business. The technology can be applied to small molecule discovery, in any therapeutic indication, in any disease area. Our goal is to expand our range of partnerships and seek out new drug discovery problems to challenge and expand our technology platform. We continue to build in three distinct project categories:
•Wholly-owned programmes focused on oncology, immunology and anti-virals. We perform all activities (experimental and computational) from target identification through clinical trials;

•Co-owned programmes in a variety of therapeutic areas. We provide end-to-end drug discovery capabilities, while our partners provide therapeutic area expertise and oversee clinical and commercial development; and
•Large pharma partnerships in a variety of therapeutic areas. We provide end-to-end discovery capabilities in exchange for significant upfront payments, development milestone payments and royalties.
We expect our future development efforts to be balanced among these three categories.
Our Pipeline
The following graphic summarises our programmes and ongoing projects that have been disclosed in our or our partners’ pipelines.

EARLY DISCOVERY
LATE DISCOVERY
IND-ENABLING
PHASE 1
PHASE 2, PHASE 3
LARGE PHARMA PARTNERSHIPS
Inflammatory Diseases Kinase
Oncology
Oncology
Oncology
Oncology
Oncology
Inflammation & Immunity
Inflammation & Immunity
BAYER
Respiratory
BAYER
Inflammation & Immunity
sanofi
Inflammation & Immunity (bispecific small molecule)
CO-OWNED
Transcriptionally Addicted Cancers CDK7 (GTAEXS-617)
Oncology
Oncology ENPP1
HPP ENPP1
Inflammation & Immunity
Inflammation & Immunity
Oncology
Oncology
Psychiatry
MAJORITY OWNED
–
High Adenosine Signature Cancers A2a (EXS-21546)
WHOLLY OWNED
–
Oncology HPK1
–
Oncology
–
Oncology
–
Oncology
–
Oncology
–
Oncology
–
Oncology
Gf
Covid-19 Mpro
Gf
Anti-infective
–
Inflammation & Immunity NLRP3

PARTNERS

APEIRON, Bayer, Bill & Melinda Gates foundation, Blue Oak Pharmaceuticals, Bristol Myers Squibb, EQRx, Huadong Medicine, Rallybio, sanofi, Sumitomo Dainippon Pharma

Design as a service	Category	Target	Indication	Phase	Partner
Pilot Programme	DaaS	5HT1A-agonist/5-HT2A antagonist (DSP-0038)	AD psychosis	Phase 1	DSP
	DaaS	Undisclosed	Psychiatry	IND-enabling	Undisclosed

Each of the development candidates listed above was designed in eight to 13 months, with an average of approximately one year from first hit to candidate identification. A few of the projects from the chart above are highlighted below.
EXS-21546 (A2A antagonist): Phase 1, immuno-oncology, majority owned. A2A is an attractive target, but existing approaches have either suffered from complex pharmacology due to lack of selectivity or side-effects caused by low penetration. Our clinical candidate was identified within nine months of generating novel designs and after testing only 163 compounds.
Our candidate, EXS-21546, has demonstrated exceptional selectivity brain penetration while restoring immune activity and demonstrating single agent activity similar to PD-1 inhibitors in vivo. The compound reversed A2A receptor mediated immune suppression and also exhibited cancer cell killing activity in primary tissue samples of pancreatic and lung cancer patients. In a pre-clinical study, EXS-21546 demonstrated comparable single agent anti-tumour activity to an approved anti-PD-1 (see below).
GTAEXS-617 (CDK7 inhibitor): Preclinical, oncology, joint venture with GT Apeiron Therapeutics, or GTA. CDK7 presents an opportunity to improve treatment outcomes over CDK4/6 inhibitors due to CDK7’s dual role in cell cycle and transcription. Previous development efforts have exhibited side effects, possibly due either to a covalent binding mechanism of action or poor oral absorption. Our selective, non-covalent candidate meets multiple criteria, including high on-target potency and selectivity with improved absorption over competitors. We were able to identify a molecule meeting all of our design criteria after testing just 136 compounds. The potential drug candidate also has favourable oral bioavailability of 77%, and critically, it demonstrates a significantly reduced interaction with a key efflux transporter compared to other CDK7 candidates in development.
'617 delivers a strong in vivo anti-tumour profile as demonstrated in both ovarian and TNBC cancer cell lines (below). It has also demonstrated selective activity over background immune cells in ovarian cancer patient tissue models using our personalised medicine platform (see below).

Notable Anti-Tumour Activity Across Ovarian and Breast Cancer Models

Activity in OVCAR3 (Ovarian Cancer) Xenograft
Strong Activity Across Dose Range (1-10mg/Kg QD)

Activity in HCC70 (TNBC) Xenograft
Strong Dose Dependent Activity (1-10mg/Kg QD)

Tumour Volume (mm^3)
1,500
1,000
500
0
0
10
20
30
Measurement Day
Tumour Volume (mm^3)
1,200
1,000
800
600
400
200
0
0
2
4
6
8
10
12
14
16
18
20
Measurement Day
Vehicle QD
EXS617 1mpk QD
EXS617 2mpk QD
EXS617 10mpk QD

EXS617 is Cytotoxic to a Subset of Primary Human Ovarian Cancer Cells
Group I – EXS617 (µM). Responders

Relative cell fraction
AC180403 – S021
AC180403 – S011
AC180403 – S033
AC180412 – S001
AC180420 – S002
1.6
1.2
0.8
0.4
0
0.014
0.037
0.13
0.37
1
3.5
10
Concentration of EXS617 (pM)

Group II – EXS617 (µM). Non-responders

Relative cell fraction
AC180414 – S004
AC180403 – S010
AC180403 – S027
AC180403 – S035
1.6
1.2
0.8
0.4
0
0.014
0.037
0.13
0.37
1
3.5
10
Concentration of EXS617 (pM)
24h
48h
72h

BMS (Kinase inhibitor): Preclinical, immunology, partnered with BMS’s subsidiary, Celgene Corporation, or Celgene. This kinase is an attractive immune modulating drug target; however, several large pharma companies have failed to design a small molecule with the required potency and selectivity against other closely related kinases. Our platform designed a highly potent, highly selective next-generation immunomodulatory drug candidate within 11 months at the start of the design process, which was the 150th molecule synthesised.
The human dose prediction which is calculated by a composite of numerous pharmacological properties (including cross-species PK and potency), is very favourable. Our balanced candidate has demonstrated high on-target activity while maintaining high selectivity and favourable tolerability.
ENPP1 inhibitor: Preclinical, rare disease and immuno-oncology, joint venture with Rallybio. ENPP1 inhibition could be a potential treatment for hypophosphatasia (HPP) and other bone defects. The current treatment option for HPP is challenging because it requires frequent dosing of three to six times per week by injection, and injection site reactions are commonly reported. We have demonstrated mechanistic proof-of-concept and designed candidate-quality molecules for this rare disease. We are also exploring potential utility in immuno-oncology. Both of our current drug candidates reversibly reduce PPi levels through the controlled inhibition of ENPP1, and demonstrate greater than 100-fold selectivity against substantially similar members of the ENPP family and related enzymes.
We have more than 20 additional ongoing projects that range from target profiling to lead optimisation and we are continually initiating new projects across our three business models. We also developed additional drug candidates as part of our pilot design as a service (DaaS) programme with Sumitomo Dainippon Pharma, including DSP-0038, currently in Phase 1 studies. We have no economic interest in these programmes.
Our Patient-first AI Strategy
Through the power of AI and our patient-centric approach to drug discovery, our vision is to build the world’s leading pharmatech company. Our goals are to:
•Encode and automate to transform every stage of the drug discovery process
•Scale by automating interactions and autonomous decision making;
•Leverage robotics and automation to transform cycle times and efficiency; and
•Drive our technology stack through cutting-edge science and technology.
•Design patient centric drug candidates with an improved probability of success
•Use AI and technology to design precision drug candidates that have the potential to be safe and effective;
•Use patient-centric disease relevant translation models to maximise the probability of clinical success; and
•Reduce time and attrition throughout drug development.
•Scale pipeline and operations

•Focus our in-house programmes on oncology and immunology and anti-virals;
•Leverage partnerships to rapidly expand the portfolio and maximise platform value; and
•Execute on a global strategy for discovery, development and commercialisation.
Our Strengths
Platform with a history of operational execution. From our founding in 2012 until 2020, we were funded solely through business performance and collaboration partners, so every project had to have real-world results. We are concurrently advancing more than 30 projects, including the first AI-designed drug candidates to enter Phase 1 clinical trials. In addition, both BMS and Sanofi have in-licenced molecules we designed through our collaborations. As we have scaled our business and invested in our wholly-owned pipeline, we have maintained our core culture of blending visionary goals with results-based pragmatism.
Precision medicine with clinical impact. We apply deep learning imaging systems to understand drug effects on actual patient samples in order to develop personalised medicines, including incorporating this data into target identification, drug design and patient selection. We believe this enhances our ability to translate design concepts into impactful treatments beyond what would be possible with conventional techniques. We have demonstrated the value of our precision medicine technologies by significantly improving real world patient outcomes in a prospective clinical trial conducted by us.
End-to-end platform generates targets, data and drug candidates. Using our diverse capabilities across AI and experimental technologies, we prioritise novel protein and gene targets, create proprietary drug candidates, analyse their performance and select patients for treatment. We are also data agnostic, designing from any configuration of high content, structural or biochemical data, which allows us to advance our pipeline into cutting-edge and data-sparse target categories. By constantly evolving the end-to-end process, we have developed a robust pipeline of product candidates. Our average time from first design to development candidate is approximately one year and we synthesise fewer than a tenth of the number of compounds compared to conventional approaches.
Our platform continually learns from new data integration. Our platform is designed to learn and becomes increasingly powerful and accurate with each incremental piece of data analysed. We build and update more than 2,500 data-driven predictive models, to predict the properties of every drug candidate we design. We also use outcomes data in conjunction with data from patient tissue to define the optimum target product profile. By anticipating the many characteristics a drug will need in an actual patient setting, our platform is designed to find an optimal balance of properties to maximise future probability of success.
Demonstrating the Impact of our AI
The first AI-designed drug candidates to enter human clinical trials. We have demonstrated that our AI platform can achieve the same practical and regulatory criteria imposed on traditional drug discovery by designing the world’s first AI-designed drug candidates to enter human clinical trials. We have also designed multiple candidates currently moving through various stages of advanced preclinical evaluation and more than a dozen in earlier stage development.
First AI system demonstrated to improve clinical outcomes in oncology. Our platform is able to anticipate the effectiveness of cancer treatments in the clinic by using AI to analyse the activity of drugs in live patient samples at single-cell resolution. We have developed the first-ever functional personalised oncology platform to successfully guide treatment selection and improve patient outcome in a prospective interventional clinical study, with results published in Cancer Discovery and detailed below. We believe that this technology can be applied to new target selection, to ongoing drug design, as well as to patient selection in the clinic, thereby enabling truly patient centric drug design.
Exceptional, repeated efficiency. We have demonstrated a repeated ability to create novel optimised drug candidates several years faster than the industry average using AI-first discovery. Our entire process from the AI generation of the first novel molecules within a particular project to the design of a development candidate typically takes approximately one year, with significantly fewer compounds synthesised and tested than the industry average.
REDUCTION IN DISCOVERY TIME FROM TARGET TO
CANDIDATE IDENTIFICATION BY 70%

REDUCTION IN DISCOVERY TIME FROM TARGET TO CANDIDATE ID BY 70%

Industry Average (54 months) Paul *et al*, Nature Reviews Drug Disc. 9, 203-214

12 months
Target to Hit
42 months
Hit to Candidate ID

Months per Discovery Stage using the Exscientia Platform

1
11
1
13
1
11
3
8
5
11
4
11
3
13
Target to Hit
Hit to Candidate ID

Project	Commercial Partner
EXS1	Sumitomo Dainippon Pharma
EXS2	Sumitomo Dainippon Pharma
EXS3	Not Disclosed
EXS4	Exscientia
EXS5	Bristol Myers Squibb
EXS6	APEIRON
EXS7	Not Disclosed

The figures above show a comparison of our timelines and process to the industry averages of 54 months and 2,500 molecules required to discover a drug candidate.

Advancing small molecule target druggability. Our AI platform has enabled the exploration of challenging design hypotheses, such as purely phenotypic based projects. We believe our AI-based design can begin to solve some of the same scientific problems for which large molecules are currently used. For example, we have designed multiple highly selective bispecific small molecules. This is a design challenge where biologics are typically used because a design process would be almost impossible using conventional small molecule drug discovery techniques. We believe there are other similar categories where small molecules could be applied using our technology to expand the overall addressable market.
Background to Drug Discovery
The current drug discovery process requires the ability to (i) aggregate, evaluate and analyse a large amount of data and information, (ii) accurately predict how molecules will induce biological effects and (iii) leverage these data to design a drug that works safely and effectively in humans. Due to these challenges, the process is slow, expensive and results in a high failure rate. We believe there are four fundamental issues impacting the current paradigm of drug discovery:
•drug design is a complex multi-dimensional optimisation problem, the analysis of which is challenging for humans;
•global scientific knowledge is rapidly proliferating, and yet, the current approach to drug discovery frequently fails to bring the plethora of knowledge to bear when identifying targets because it is simply too complex for any individual to comprehend;
•many compounds fail to demonstrate clinical efficacy because current translational models do not represent the complexity of human disease; and
•many compounds fail to demonstrate clinical efficacy due to dose limiting effects, including safety issues, or for pharmacodynamic or pharmacokinetic reasons.
Successful drugs need to achieve an exquisite balance of many properties spanning selectivity, potency, pharmacokinetics, or PK, and toxicity. Drug discovery is a multi-parameter optimisation problem that humans have traditionally approached in a sequential manner, which we believe to be inferior. Specifically, humans perform multiple rounds of chemical synthesis to fix design flaws one at a time post hit identification. Ultimately, the conventional approach to optimisation is a long linear sequence that frequently leads to failure late in the process, after significant investment of time and capital.
R&D Productivity across the Pharmaceutical Industry has been Declining for the Past Six Decades
Projected returns on investment in R&D for the top 12 global pharmaceutical companies have fallen to 1.8%. The productivity challenge facing the industry has significant economic implications. Leveraging the assumptions from Paul et al published in Nature Drug Discovery Reviews regarding the costs, timeline and probability of success per stage from discovery to clinical trials and launch, then the risk-adjusted net present value of an asset is only approximately $10 million.
Overview of Our Next Generation AI Platform and Approach
We think of drug discovery in a different way, as a learning problem from sparse data. From our first publications in Nature in 2012, we have pioneered AI-enabled drug discovery, operating at the convergence of advances in AI, chemistry, computation, biology and physics. Our AI-powered technology is designed to generate, analyse, prioritise and optimise small molecules to ultimately engineer novel precision drugs. We transform the drug discovery process from a lengthy, inefficient and somewhat random screening process to an automated learning and creation process. Every atom has a potential biological and physicochemical impact; hence, our algorithms work to find the most efficient, elegant and precise chemistry that satisfies the design objectives.
This enables us to create new innovative medicines faster, by leveraging our end-to-end platform:
•Our AI algorithms are involved in the design of virtually every compound we make and test;
•Our patient tissue AI translational screening platforms have demonstrated improved clinical outcomes for oncology patients;
•We generate differentiated proprietary data, which strengthens the predictive power of our models; and
•Our design AI intelligently applies these data to generate novel molecules and optimise across design parameters in parallel, right from the start.
By testing our compounds in our patient-centric, disease-relevant assays, we can rapidly progress to clinical stage development and significantly decrease costs by increasing our speed of execution and our probability of success.
Focused on shifting the curve through improved probability of success, time and cost. The investment model for new drugs has been dramatically impacted by the industry's 96% failure rate from project inception to drug approval, with an average cost of $1.8 billion per drug over more than 10 years of development. Although we and our collaboration partners have not to date received marketing approval for any of our drug candidates, by focusing on improving the probability of success, time and cost of drug creation, our goal is to enable a broad portfolio approach to pipeline development while minimising the capital and resources required for each individual project. In addition, our efficiency allows us to advance many projects simultaneously with a variety of business models, including wholly-owned projects, co-owned programmes and partnerships. As a result, near-term cash flows from partnerships can balance long-term investments in our own pipeline, as is demonstrated by our last twelve-month cash outflows from operations of only £6.7 million.
The chart below shows our strategy of shifting the curve for drug development can have a significant impact on investment profile, and thereby overall pharmacoeconomics.

OPERATIONAL FOCUS ON IMPROVING PROBABILITY
OF SUCCESS, TIME AND COST
As discussed previously, we have demonstrated outcomes better than industry averages with our first seven development candidates. To quantify the potential value impact of that operational data, we utilised a publicly available industry summary of probability of success, or POS, time and cost by stage of development as well as an average commercial profile for pharmaceutical products. When we ran this summary through a Monte Carlo net present value, or NPV, analysis, the mean NPV for each new project was approximately $10 million (as represented as the tallest grey bar in the following figure).
Then we adjusted the standard industry metrics with our data from our first seven development candidates. Each metric had a meaningful impact on the project NPV individually — discovery time savings (+69% NPV), reduced cost (+36%) and improved success rates (+88%) — and in combination they result in approximately a threefold improvement in project NPV.
Finally, we modelled an illustrative 5% improvement per stage in probability of success after the drug discovery phase, which independently increased the NPV by +126%. This was intended to show the relevance of improving POS in later stage development. While we believe our efficiency in drug discovery has demonstrated substantial value, our intention is to increase clinical POS by choosing better targets, precision designing molecules and utilising patient-centric translational assays.

The figure above illustrates the positive economic impact on NPV that our approach can provide. The risk adjusted NPV, or rNPV, of an asset is only approximately $10 million with industry standard parameters (Paul et. al. 2010 assumptions: 4.5 years to candidate, $18 million inflation-adjusted costs to candidate, and 4% probability to market at start). With our approach, the rNPV of an asset may be increased substantially with time acceleration (approximately one year to candidate), cost reduction ($8 million to candidate), and an increase in POS in drug discovery. If we increase the POS by 5% per stage from preclinical to launch, then the rNPV of each asset is further lifted.
Our Technology Platform
The learning loop of discovery and development. We have designed a comprehensive learning system with AI at its heart, encompassing precision target generation, precision molecular design and extensive precision experimental laboratory-based testing. These work in concert to deliver constant feedback and refinement to support our drug discovery goals. We have also built an AI-enabled approach to precision medicine that uses high resolution single-cell analyses of tissue material from individual patients. This allows us to learn from patient data in all aspects of our drug discovery and development process from target discovery, through drug optimisation to patient selection.

Precision Target
Patient driven target discovery. Our patient tissue screening platform can be used to validate targets by testing the activity of known compounds in primary tissue samples. Similarly, new therapeutic opportunities for previously validated targets can be identified by evaluating compounds in diverse patient samples from different indications. De novo target discovery may also be feasible by evaluating the activity of annotated small molecule libraries or potentially using CRISPR gene editing.
In a recent example, we characterised the activity of 80 approved small molecule drugs in a set of samples from 20 ovarian cancer patients. In a subgroup of patients, a family of tyrosine kinase inhibitors were found to be highly active, as shown in the figure below. Gene expression and subsequent gene set enrichment analysis revealed a new pathway that could potentially be drugged for the treatment of this disease. Follow up work to narrow down the target selection is currently ongoing.
Figure above shows patient driven target discovery and correlating drug response to gene expression data for target discovery. Single cell differential sensitivity data in 20 individual ovarian cancer samples. Colour indicates the mean of the dimethylsulfoxide normalised viable cancer cell number over all concentrations of a drug. Each drug was tested in seven concentrations starting at 20μM in 1:3 dilution. Blue colour indicates that the drug induced cancer cell specific cytotoxicity, red indicates adverse effect, and white not active. Each sample is classified into a reactivity category depending on the number of active drugs, yellow indicates the most reactive samples. The cancer population is measured by epithelial cell adhesion molecule surface expression in the image-based screening. The library of small molecules used in this screen have been blinded, the library was made up of 80 targeted inhibitors, chemotherapies, standard of care drugs and experimental compounds. A subset of patient samples is showing strong and targeted responses to a subset of the small molecule drugs (red box) that all have overlapping target and pathway activity indicating the potential presence of a novel target or target family.
Centaur Biologist. Centaur Biologist is our AI-driven, automated target discovery platform technology that applies deep learning to genome-scale datasets to identify connections and predict target-disease associations well ahead of publication in the scientific literature. At its core, Centaur Biologist is a system to gather, process and interpret data on potential targets and diseases that can enable us to differentiate the hot targets from the hype. We use Centaur Biologist to:
•evaluate and prioritise incoming proposals for collaborative drug discovery;
•seed our own internal drug discovery efforts; and
•identify potential biomarkers for use in selecting patients and obtaining early signs of clinical activity.

The platform is disease area agnostic. To date, we have successfully applied it to target identification efforts in a wide range of areas, including oncology, immuno-oncology, immunology and rare diseases, supporting business development activities and initiating joint ventures. In addition, in partnership with the Gates Foundation, we are using Centaur Biologist to identify targets for diseases of particular importance to the developing world. In our collaboration with Sanofi, we are using Centaur Biologist to identify targets across oncology and immunology.
To automate hypothesis generation in biomedical science, it is essential to disambiguate biomedical entities in the scientific literature. Using learning algorithms and co-citation graphs, we have developed a methodology that addresses this issue arising from redundant and conflicting gene names in the scientific literature. Genome wide analysis of publications using recurrent neural networks allows trends or patterns in the literature to be identified, providing not only an alerting mechanism to highlight genes of emerging scientific importance but also a one-click disease area overview to increase the efficiency of our target analysis team. Of particular interest is the ability to identify targets with a higher probability of translating to the clinic, and we use our patent-pending Trendy Genes algorithm to identify these in an objective and consistent manner. This gives us early insight into target identification and allows us to initiate drug design ahead of our competitors.
The figure above shows the Trendy Genes workflow which generates a graph representation of the literature and Trends are identified to highlight emerging opportunities.

The figure above provides a view of the platform displaying an overview of ovarian cancer publications plus the citation graph for a potential target of interest.
This disambiguated literature pipeline also forms the basis for a suite of predictive algorithms, moving the analysis from a visualisation of what is currently known, to a prediction of what is likely to be identified in the future. Embeddings are vector representations of entities and concepts generated from the global body of literature using multiple state-of-the-art language models. The embeddings capture the semantic context of the words and include the context of biologically relevant terms such as gene and disease names. Terms with similar meaning are represented by similar vectors. Once generated, these embeddings can be used as substrates for classification algorithms to predict unpublished links between genes and diseases. Our research indicates that mining these embeddings can highlight novel gene-to-disease associations years before they appear in the literature. Other relevant biological relationships such as synthetic lethal gene pairs can also be predicted prior to publication, supporting our oncology target identification and patient selection activities ahead of the competition.
A further application of our Centaur Biologist platform is the combination of literature extracted data with other structured data sources, such as genomics, transcript profiling and pathway databases. These data are integrated into large scale knowledge graphs that allow ‘shortest path’ analyses to trace relationships between genes and diseases. Applying graph neural networks enables us to link prediction, again generating novel gene-disease target hypotheses.
To identify the next generation of targets we are integrating personalised genomic sequencing and patient data from our own precision medicine platform.

Figure above is a visualisation of a knowledge graph embedding showing genes in the region of DNA Polymerase Theta, a DNA damage repair target for oncology. Targets visually close to one another (e.g., PolQ) are proximal in our knowledge graph and therefore likely to be involved in similar biological processes. This enables rapid hypothesis generation and prioritisation of opportunities.

Precision Experiment
The predictive power of our machine learning models is based on the quality of the underlying data. Generating high quality, reproducible experimental data is therefore core to our business. We have developed advanced internal laboratories of approximately 22,000 square feet (2,016 square meters) in Oxford to deliver the following capabilities:
•translational assays using high content imaging of patient tissues;
•patient-tissue biobank for translational models;
•molecular and cellular pharmacology to develop primary project assays;
•biosensor fragment screening to support project initiation and progression;
•structural biology (crystallography and cryo-electron microscopy, or cryo-EM) supports 3D design;
•G-protein coupled receptor, or GPCR, biased-signalling pathways for next-generation pharmacology.
It is important to control the precision of data generated by our primary pharmacology, biophysical and high content methods. We are focused on generating our own proteins and cell reagents in-house and sourcing tissue directly from patients. As a result, we are able to develop key assays and determine protein structures that are aligned to our design process and represent human biology. Where assay data are generated externally, we develop the primary and selectivity pharmacology assays in-house first to ensure high data quality. We continue to automate every aspect of drug creation towards a strategic goal of fully automating laboratory sciences, from protein production and assay development to screening.

Translational assays using high content imaging of patient tissues. Our platform combines the latest advances in high content confocal microscopy, proprietary deep learning image analysis and scalable cloud computing to interrogate the activity of small molecules and other therapies directly in diverse primary patient tissues at the single-cell level. We have developed our high content translational platform to overcome the unique challenges associated with working with primary tissues. The workflow is highly standardised and amenable to end-to-end lab automation. A typical patient-based high content assay workflow comprises the following:
•tissues are collected and minimally processed to keep the composition close to the primary tumour;
•tissue preparations are exposed to drugs in special imaging plates and incubated;
•primary cells are fixed and stained with fluorescently labelled antibodies and dyes;
•2D or 3D confocal images are taken of every single cell under every treatment condition using automated high content microscopy;
•data are analysed using a proprietary image analysis software to identify, classify and phenotypically characterise each individual cell; and
•the single cell data from millions of cells per experiment are analysed for biological effects.
Figure above provides an overview of the patient tissue analysis workflow
Compared to other ex vivo drug testing platforms, our approach offers the following key advantages:
•Patient relevance: The process maintains the patient’s very own connective tissue cells and immune system and is sensitive to individual variation between patients.
•Single cell resolution: Sensitive measurements can be taken from both liquid and solid tissues. This is essential to distinguish on- from off-target response and prioritise clinically effective over ineffective or toxic drugs.
•Versatility: Our assays are compatible with diverse cancers and tissue types, direct cell killing and immunomodulatory drugs.
•Scalability: Our platform uses standard lab automation and maximises the number of drugs tested with limited tissue. Data analysis is fully cloud based and highly scalable. Typical throughputs range from 10 to 100 drugs analysed in parallel, in dose response curves and technical repeats and at different time points.

•Speed: Typical turnaround times per assay can be as low as five days, which is substantially faster than industry-standard timelines for assays of organoid or animal models.
•Reproducibility: The analytical performance of the platform has been extensively studied and results found to be highly reproducible both within and between assay runs.
Figure above highlights the advantages of our approach. We believe our approach is the best in class technology for the single cell functional profiling of primary human material. We are able to distinguish at a single cell level on / off target effects of drugs. The technology is versatile with the capability to prosecute multiple tumour types. The technology is highly scalable as only a small amount of patient material is required per well. The results are reproducible and have been shown to be clinically translatable in prioritising therapies.
Patient-tissue biobank for translational models. Our experimental process is compatible with diverse tissue types and tumour indications including blood (leukaemias), lymph nodes (lymphoma), malignant pleural effusions and ascites and solid tissue samples (solid tumours). It is currently established for the majority of haematological cancers (including acute and chronic leukaemias, T- and B-cell non-Hodgkin lymphomas and multiple myeloma) and are developing a growing number of solid tumour models (lung, ovarian, breast and pancreatic cancer, renal cell carcinoma).
The platform enables the robust quantification of complex phenotypes in advanced primary samples.
We routinely use readouts that include:
•quantification of cell viability and classification of cell identity (e.g., to determine the ability of an anticancer drug to selectively kill cancer but not immune cells);
•quantification of activation marker intensities and expression for population changes (e.g., to quantify immune cell activation and proliferation); and
•cell size, morphology and shape (e.g., to investigate cellular activity depending on stimulation or drug treatment).

Figure above shows the readouts frequently used by the platform
We have also developed proprietary methods to quantify cell-to-cell interaction propensities as a measure of immunomodulation (e.g., to determine the likelihood of antigen presenting cells to interact with T-cells in complex primary tissues); and we are working to develop label free and unsupervised approaches for classifying phenotypic diversity in primary tissues. Additionally, the platform can in principle be adapted to work with induced pluripotent stem cells and co-culture models at the single-cell level, which could expand its potential application beyond oncology into inflammatory diseases and other indications.
Figure above shows the rich phenotypic responses we are able to generate through our high content imaging technology with single cell resolution. Enabling us to generate a deep understanding of the cell its mechanism and predict responses to drugs.
Biosensor fragment screening to support project initiation and progression. Biosensor assays, using surface plasmon resonance, or SPR, allow direct biophysical measurement of compound binding and its kinetics. We use biosensor assays in our drug discovery process to create seed datasets of low molecular weight “fragment” compounds for further optimisation by generative design. Biosensor assays have an extremely wide dynamic range and can measure compounds with binding equilibria from pico-Molar to milli-Molar and are ideal for fragment screening. The label-free nature of biosensor assays allows ligands binding at both orthosteric and allosteric target sites to be measured. The graphic below illustrates the integration of our fragment screening technologies to identify and exploit novel binding sites.
Figure above shows the steps required to identify multiple novel binding sites on Sting-1.

We are constantly striving to improve our technology and the quality of the data that we generate. Our team has developed a key innovation in biosensor assays, specifically, the application of SPR technology to screen “wild type,” GPCRs. The advantage of screening “wild type” GPCRs, compared to thermostabilised proteins, is that compound binding to the full range of receptor conformations can be measured in a single assay — from inverse agonists to full agonists. This approach was critical, for example, to the successful development of our A2A clinical candidate.
Our biosensor assays are AI enabled, with SensAI, a machine learning method that automates the analysis and classification of SPR experiments. This extends our machine learning to SPR data and is a key component to scaling our fragment screening and kinetic analysis capacity.
Structural biology supports 3D design. Our AI algorithms directly exploit data from structural biology, whenever it is available, to build hypotheses for generative design and to map the binding site using Hot Spot analysis. We employ techniques such as X-Ray crystallography and cryo-EM to provide comprehensive 3D structural information about the atomic interactions of a molecule. We have built in-house structural biology capabilities for X-ray crystallography and cryo-EM that also make use of high-throughput synchrotron beamlines and Cryo-electron microscopes.
GPCR biased-signalling pathways for next-generation pharmacology. We have established a comprehensive platform of GPCR techniques that comprise molecular pharmacology, AI design, biophysical screening and structural biology, which we call TRUPATH. This approach, which was invented by our head of GPCR Pharmacology, is pathway agnostic and thus allows us to measure GPCR-ligand activities at the single-transducer level. The technology is an exquisitely sensitive and universal GPCR signalling assay, allowing for precise discrimination between all G protein pathways. Unlike most signalling assays, TRUPATH does not rely on second-messenger pathways. It is insensitive to receptor-reserve, meaning the signal is not influenced by the number of receptors present on the cell surface, improving translatability and simplifying comparisons of activity between pathways. We can use the approach to elucidate transduction networks and define biased signalling pathways that can refine target activity to mitigate off-target effects. It allows for high resolution at the pathway level to provide the most accurate measures of receptor occupancy and activity in a signalling assay. Our system, now optimised within Exscientia, expands the technology to support both live-cell and protein-based configurations that are routinely applied in drug discovery projects. This allows us to link GPCRs to previously undocumented or “silent” signalling networks even in the absence of ligands that drive a coupling event. Our TRUPATH platform provides unique value to GPCR drug-discovery programmes.
Our multi-parametric drug design algorithms are well-suited to exploit these complex GPCR readouts which are a spectrum profile across 20 signalling pathways rather than a single endpoint.

The graphic below describes our GPCR platform.
Molecular and cellular pharmacology to develop primary project assays. Our laboratories are fully equipped to address the challenges of enabling a large-scale discovery portfolio and focus on the full integration of experiment with AI. The laboratories focus on four key areas to:
•bring pharmacological and disease insights to the evaluation of new targets;
•develop and implement translational strategy;
•define, implement and monitor each screening cascade; and
•drive projects through to candidate discovery.
To support our internal discovery portfolio, we incorporate a comprehensive range of biochemical screening technologies. In addition, we have extensive experience with physiologically relevant cellular screens covering immuno-oncology, oncology, inflammation and immunology.
Precision Design
Our philosophy is that every molecule should be designed by an algorithm. We unlock the creativity of AI through the use of reinforcement learning, deep learning and genetic algorithms to intelligently design and select novel compounds that meet our design objectives.
Centaur Chemist. Centaur Chemist is the core drug design component of our platform. It is a sophisticated combination of AI technologies and high-precision models that allow us to predict and utilise over 2,500 human biological endpoints in parallel to meet critical design objectives. Centaur Chemist can exploit diverse data, including three-dimensional protein structures, high content images and pharmacology data, creating predictive models to evaluate the multitude of drug properties in parallel.

Satisfying composite design goals to create drug candidates with balanced properties in the most efficient molecular structure is a significant competitive advantage of our AI design.
Objective setting and project telemetry. Our AI platform allows us to design compounds that meet multiparameter optimisation (MPOs) within a small number of design cycles. Using experimentally determined data we measure how well our compounds meet these objectives using our MERIT scoring system. Each circle in the charts below represents the overall performance for a single compound based on multiple defined objectives. The graph shows a typical project progression, with sequential compound number on the X axis and a composite measure of distance to desired drug properties (MERIT) on the Y axis. The composite measure drives the delivery of compounds with balanced properties since a single poor score in just one property will drive the overall MERIT score to zero. The graphs also illustrate how over time the system first explores the boundaries of the specific problem, initially producing a higher proportion of compounds with low MERIT scores but in doing so improving the underlying predictive models. As the system gains knowledge (i.e. more project specific experimental data) the project progresses rapidly and the system designs a higher proportion of compounds that satisfy all the desired properties. The entire process from the first round of novel designs to identifying candidate quality molecules typically takes approximately one year.
The figure above shows how the system rapidly learns and progresses by exploring the chemical space, to generate molecules with high MERIT score during the Exploitation phase, each cycle of design is represented by a different colour.
Model platform. Our system predicts over 2,500 human endpoints automatically, from PK to off- target effects and we generate models which allow the Centaur platform to create and evaluate the suitability of the drug candidate molecules. These models are delivered through our Model Platform that allows us to ingest data from a wide variety of sources and automatically build multiple models using advanced machine learning techniques, such as multi-task deep learning methods. In addition, we have built models on endpoints as diverse as in vivo behaviour and high content cellular imaging, through to the more routine, biochemical or cellular screening data. The system does not require crystal structures of the protein of interest, but if one is available, we have comprehensive tools to utilise this additional 3D information, including molecular dynamics and physics-based prediction models. The system utilises whatever information is available and begins to learn its way towards the predetermined design objectives. If the goals of the project change, it will extract the maximum value from what it has already learned to inform a path to the new goals.
Hotspots. This is a sophisticated statistical technology developed by our Head of Structural Bioinformatics that creates a detailed map of the surface of a protein. It describes the shape of any pockets present within a protein and the specific locations of the key features that determine ligand binding such as H-Bond donors, acceptors and apolar areas. The resulting map generated is incredibly valuable in describing the size, shape and composition of ligands that are likely to bind to these pockets and has great utility at multiple stages of the drug design process. Hotspots can be defined for a static structure or for a dynamic ensemble of structures derived by molecular dynamics.
Druggability assessment. Having a map of potential binding sites for a protein enables a quantitative assessment of the likelihood of finding a ligand to be made in an automated manner. Further, the map also gives an indication of the likely physical properties of ligands that will bind to these pockets. This allows us to make a precise assessment of the druggability of any given protein or collection of proteins. In the diagram below we show how this automated analysis was applied to map the kinome.
Figure above shows the distribution of tractability scores as both a histogram (top) and a kernel density estimation plot (bottom) for the ATP site of all human kinases (orange). These are compared to a reference set of known druggable (green) and presumed non-druggable targets (grey).
Defining 3D constraints as starting points for the generative process. The same detailed map of each structural binding site can be used to create the objectives to initiate our generative design algorithms. The system generates molecules that are complementary to the Hotspot map and precisely engineered to fit into the cavity without any superfluous atoms.

Figure above shows hotspot map of a binding pocket.
AlphaFold 2.0 has enabled genome wide protein structure prediction. Structural data on this scale requires a fully automated, elastic platform. We believe that we are well positioned to employ this advance across our AI platform. We can map druggable binding sites across the genome using our automated, high-throughput structure-based target assessment pipeline and Hotspot capability. As a result, we believe that we will be able to deploy this technology to progress dark targets, which were previously deemed intractable or undruggable. For our drug design process, in principle, we can now consider any target to be structurally enabled. We believe that this will allow us to accelerate projects through automated validation, constraint generation and high-throughput physics-based approaches. Experimental validation is also critical, as we believe that purely physics-based modelling approaches will struggle with the variable quality of the available models. Our structural biology and biophysics capabilities can be used to generate a hybrid model that maximises information gain at scale.
Generative design. Core to our AI approach is the belief that learning systems are superior to brute force in finding the optimal and most elegant solution to high dimensional problems. We have developed a suite of AI-design algorithms that generate novel chemical structures, allowing us to virtually navigate the vastness of chemical space in an efficient and intelligent manner.
Machine learning methods rely on having a reward mechanism to guide the algorithm as it generates molecules that better satisfy the desired criteria. This process is how the system learns. We have created a comprehensive “reward bundle” that allows us to plug in any combination of our predictive models to any of our generative design algorithms. We can exploit the precision of 3D structural information along with the breadth of 2D data in this integrated reward system to generate optimised molecules.
For each design cycle, we combine the key objectives into an MPO function and the AI generative models create molecules to meet these objectives. Employing generative AI means that our system can effectively evaluate billions of possible molecules to identify those that meet our desired criteria. We use multiple AI algorithms, all of which are optimised for real world applicability, to generate synthetically tractable and drug-like molecules with desirable properties. Some of these methods are described below:

Rogue is a class-leading reinforcement learning algorithm which is one of the many generative AI algorithms we routinely use. It uses a prior model of relevant chemical space that is initially trained using a large database of drug-like molecules. The Rogue agent then generates a molecule and calculates the new molecule’s properties, assessing if it is closer or further away from the desired MPO function. The agent learns during this process how to optimise the reward from both positive and negative changes. It updates the stochastic policy accordingly to make positive changes more likely. Once a policy to fully optimise the MPO is learned, the model generates a population of molecules from which our active learning algorithms pick the best candidates for synthesis and testing. The following graphic illustrates components of the drug design process with Rogue.
Gambit is a generative molecule design algorithm that uses evolutionary optimisation. It automatically evolves populations of novel, tailored molecular designs using hybridisation and chemical transformations. Based on original work published by our founders in Nature in 2012, Gambit has been significantly refined and developed to incorporate our state-of-the-art scoring functions and run on our workflow system. The evolutionary design used in Gambit is complementary with deep learning generative approaches such as Rogue.
DeLinker is the first graph-based deep generative method that incorporates 3D structural information directly into the design process. Our method takes as input two molecular fragments and designs a molecule incorporating both substructures, either generating or replacing the linker between them. This allows us to handle structure-based design tasks such as fragment linking and scaffold hopping effectively. The generation process integrates 3D structural information, specifically the distance between the fragments and their relative orientations. This 3D information is vital to successful compound design. In addition to fragment linking, we see great potential for this method in application to proteolysis targeting chimera design. The following graphic summarises our DeLinker approach.

(a) Training
Encode
Combine
Decode
6.4 Å
75°
Fragments &
Structural Info
Graph representations
v
v+4
Objective
Encode
Combine
Linked Molecule
v+4
Average and compress
(b) Generation
Encode
Decode
6.4 Å
75°
Fragments &
Structural Info
Graph representation
v
v+n
Add noise
v+n
Samples

In the figure above, we summarise the algorithm’s model training and molecule generation process. The model is trained to reproduce known linkers in 3D and can be used to produce novel linkers, when used generatively.

Active learning from sparse data. Often at the start of a novel drug discovery programme, there is very little data available in the public domain. Where data on a target is sparse and we need to find new starting points, we proactively generate proprietary data via our precision experiment technologies to supplement what we can obtain from other sources. The early design cycles of a project we refer to as “exploration” because our systems are learning about the chemical landscape and building their predictive power. Using our active learning algorithms enables our design process to work with sparse data and identify the specific molecules to synthesise that will create the maximum information content at each design cycle. As the campaign progresses the amount of data available increases and active learning ensures we rapidly improve the predictive power of the models. This phase is referred to as “exploitation” because our systems are making the maximum use of the knowledge we have created.
We leverage a breadth of active learning strategies, including Shannon entropy and Bayesian optimisation, to identify the best compounds for experimentation based on which new data will improve our models more rapidly. Each cycle our active learning algorithms provide novel insights which strengthen the predictive power of our models. Consequently, we can rapidly progress towards the very best molecule for that specific target designed by our generative design models.
Our Precision Design Process
Step 1: Collecting and curating diverse data to seed models. At the start of the project, we spend considerable time and effort to do a thorough and detailed assessment of all the available data relating to the target of interest. We have a dedicated team of experienced and skilled data scientists to extract and process data from a variety of sources and then perform sophisticated curation and quality control to ensure that it is of the highest quality for model building. Where we need to find new starting points, we proactively generate proprietary data via our precision experiment technologies including fragment screening or virtual screening to supplement data obtained from other sources
Step 2: Model building. The models are deployed using our in-house model platform and the complex calculations orchestrated on our cloud architecture. Picking the right model for the right approach is important, but what is more critical is that the model learns and improves as it is fed with real experimental data. Every drug project is novel, and the molecules being designed have never existed before. We are often at the limit of the domain of applicability of our predictions: put simply, our models have not seen anything like the compounds we are designing, so our models need to learn how to predict each new compound’s properties. This is central to our philosophy that learning is the critical determinate of success in drug discovery. We update the models in our platform with new data that is generated, and we test and validate their performance before deploying them, we then continue to monitor their performance to ensure we are delivering precise predictions. The graphic above illustrates this process.
Step 3: Design cycle objectives. Each cycle of design has clearly defined objectives both in terms of the target properties to optimise but also in terms of the areas of the molecule to be modified. We describe this as an MPO, which enables our algorithms to automatically generate molecules to meet these criteria. An MPO that appears to be a single objective such as dose actually comprises multiple objectives including potency, therapeutic index, bioavailability, solubility and many more that need to be broken down and encoded by the system to optimise. It is important to balance exploration with exploitation to fully map the space around the design objectives, while efficiently optimising towards a development candidate. As projects progress, we measure progress towards the development candidate criteria using our MERIT scoring system.
Step 4: Optimisation. New designs are produced using our generative AI approaches, such as Rogue and Gambit, in parallel to create a population of molecules that meet the optimisation criteria. Those with highest potential are then refined in silico using advanced models and prediction of synthetic accessibility.
Step 5: Selection. From the large population produced by generative design, more detailed predictive models combined with active learning are used to create a set of 10 to 20 prioritised molecules in each cycle that will give us the maximum information to improve our models and achieve multiple design goals. The 10 to 20 selected molecules are synthesised and tested extensively in the laboratory. The data are then fed back to build certainty into our predictive models so that the next cycle can commence.
Broad Applicability
The power of our multi-parameter AI driven approach is that in addition to single target focused optimisation, we can optimise against more complex endpoints than have been conventionally possible. We can design against big and small data problems, with and without X-ray structure, and directly using high dimensional, high content data. We are not aware of any other design system that can incorporate such a breadth of data types into design.
Designing small molecule bispecifics. We have completed multiple projects that require the modulation of two unrelated targets while retaining high off-target selectivity. Biologics have historically been used for bispecific molecules; however, our platform has enabled bispecific design for small molecules. Our AI platform has designed bispecific compounds that simultaneously fulfil the binding site requirements of two targets through an integrated pharmacophore. This means we do not use linker technologies that often lead to poor physical properties and high molecular weight. Due to the low molecular weight of our bispecific small molecules, they are more likely to be suitable for oral delivery and CNS penetration.
Designing towards complex phenotypic endpoints. High content assay technologies generate far more data than can be interpreted manually. We apply our deep learning expertise to both digest data and extract knowledge. Image-based data sets are processed to extract thousands of features, which are then encoded into our multi-parameter design map. These data are then clustered and correlated with the chemical profiles of active compounds to build models that can predict activity.
Evidencing the flexibility of our AI, we used our platform to interpret video data from a study of over 100,000 mice tested with a library of compounds. This high dimensional data contained 2,000 features, such as movement patterns and behaviour, and our algorithms extracted 62 key features that fully described all relevant phenotypic activity. Subsequent analyses then linked these responses to specific chemical structures, enabling our AI system to learn which chemical features were responsible for driving phenotypic changes and generating new chemical structures designed to optimise this activity. Drug design can therefore be implemented effectively by our technologies without any knowledge of the target.
Figure shows the dimensionality reduction and featurisation of high content video data analysing the behaviour of over 100,000 mice converted into molecular design hypotheses.
Ongoing Platform Expansion
Autonomous Design. The goal of Autonomous Design is to achieve significant efficiency gains through process-level automation of human expert decision making. To achieve this, we are building a rigorous understanding of the strategies that drug designers employ on active discovery projects, and developing new techniques to extract, organise and formalise this domain knowledge and expertise. Capturing drug designer intent and strategic decision-making processes will allow us to identify optimal scenarios in which to apply specific strategies. By adopting a combination of rule based and data driven assessments, a hybrid neurosymbolic approach, we extend the true impact of AI in drug discovery and increase its applicability in sparse-data scenarios.
Closed loop integration of automated experiment with AI. We are currently designing and building what we believe will be the world’s most advanced automated drug discovery experimental platform. This new platform will be driven by our autonomous drug design algorithms and be a fully automated, AI-driven Design-Make-Test closed loop experimental engine.
This automated drug optimisation platform is designed to consist of four components:
•AI autonomous design;
•AI retrosynthesis and chemical reaction design;

•automated chemical synthesis; and
•robotic in vitro, cellular and biochemical screening.
Precision Medicine
Our functional precision oncology platform embeds patient based translational assays throughout our AI-driven drug discovery process. It uses high-content, single-cell resolution analysis and deep learning to measure the activity of drug molecules, ex vivo, in primary patient tissues.
Testing drug action in primary tissues at single-cell resolution allows us to get as close as one reasonably can to an actual patient prior to clinical trials. We design and test molecules in the context of real-world patient-to-patient heterogeneity, with the goal of improving downstream success in the clinic. Our platform has been extensively used to characterise the cytotoxic activity of small molecules, biologics and cell-based therapies in primary human patient samples both for clinical and preclinical research applications. We believe our platform offers the following benefits:
•De-risking clinical development. Testing our drug candidates in our functional precision oncology platform allows us to demonstrate activity directly in patient cells before undertaking clinical studies. This affords us greater confidence that our drug candidates will demonstrate activity in patients.

Figure above is an example of the high content images we generate, in this case evaluating five small molecules in seven concentrations with different activities. The red cells are cancer cells and the yellow cells are the immune cells, with the rows representing the different small molecules and the columns the concentrations of each small molecule. We can see in the top row the small molecule did not have an effect. In the second from top row, the samples did not change in appearance but the cells lost membrane integrity. In the bottom three rows, we can see a notable anti-cancer effect, and the drug candidates generated cell death in a dose dependent fashion.
•Precision trials. The platform can be used to design specifically tailored clinical trials in oncology where patients are stratified based on their actual response to a drug or combination of drugs. The EXALT-1 trial described below demonstrates the precision that we can apply to our clinical trial design.
•Patient stratification. Combining the genomic fingerprints obtained from patient samples with drug activity allows us to stratify patients rapidly and accurately.
We have successfully applied this technology to multiple projects. Two examples, our clinical stage A2A antagonist, EXS-21546, and our preclinical CDK7 candidate, GTAEXS-617, focusing on ovarian cancer, are highlighted below. Future projects will leverage the platform at the target identification stage:
•Immuno-oncology candidate EXS-21546, an A2a antagonist. We assessed our clinical stage A2A antagonist, EXS-21546, in primary pancreatic and lung cancer tissue samples from patients. Not only could A2A-induced immune suppression be reversed in some indications and samples, but the compound also exhibited cancer cell killing activity. Ongoing work for patient selection and pharmacodynamic biomarker discovery is ongoing using this platform
•Small molecule CDK7 inhibitor, GTAEXS-617, in primary malignant ascites of ovarian cancer patients. We completed the first phase of a preclinical study evaluating the activity of '617, our CDK7 inhibitor that we developed, in primary tissue samples of ovarian, lung and pancreatic cancer patients. The preliminary data show that '617 exhibited potent antitumour activity with selectivity over immune cells in the same samples in some indications and patients.
Personalised precision oncology. We have developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcome in a prospective interventional clinical study. We believe that this not only validates our AI-driven, high content platform as a clinically translatable preclinical drug testing technology, but also potentially positions it as a future companion diagnostics platform that can be used directly for patient selection into clinical trials.

In the first-ever prospective interventional study of its kind, EXALT-1, our platform predicted which therapy was to be most effective for late-stage haematological cancer patients based on drug activity in their own tissue samples. EXALT-1 demonstrated the real-world patient selection capabilities of our platform by achieving a 55% objective response rate and demonstrating an improvement in progression free survival over the prior line of therapy for patients that were treated following the platform’s recommendation.
The prospective, single-arm, open label study was a basket trial for patients with a variety of aggressive haematological cancers. The study evaluated a total of 76 patients. Of these, 56 patients were treated according to single-cell functional precision medicine (scFPM) and 20 patients received treatment based on physician’s choice. At a median follow-up of 23.9 months, 54% of patients (30/56) demonstrated a clinical benefit of more than 1.3-fold enhanced progression-free survival (PFS) compared to their previous therapy, with 40% of responders (12/30) achieving exceptional responses lasting at least three times longer than expected for their respective disease. The PFS on scFPM-guided treatment was significantly increased (p=0.0093). Of note, 23% of patients (13/56) were progression-free after 12 months after scFPM-guided therapy, compared to only 5% of patients (3/56) on their previous treatment.
We believe that the results of EXALT-1 were very encouraging and warranted further investigation. In June 2020, the EXALT-2 clinical trial was initiated, a Phase 1 prospective, randomised trial of up to 150 patients to further investigate the original findings from the EXALT-1 trial. The final results from the EXALT-1 trial published in Cancer Discovery, a journal of the American Association of Cancer research, in October 2021.
This enabled physicians to optimise the therapeutic window by distinguishing on-target from off-target responses and select not only non-toxic but effective and selective drugs for each individual patient.
Figure above shows an overview of the EXALT-1 study. Green box: Overall response rate in N = 56 patients (primary analysis set). Left plot: PFS for patients treated with drugs recommended by the platform (N = 52, post-hoc analysis). Right plot: PFS for patients where other treatment was followed. All compared to their respective prior line of therapy (N = 14, post-hoc analysis).
Combination screening. Today, anticancer drugs are almost exclusively used in combination regimens. Finding the right combination partner is a complex process that often requires parallel investigation of multiple combinations in costly clinical trials. We envision that our platform can substantially streamline this process, reducing both time to market and cost, by evaluating drug combinations in relevant viable patient tissues before embarking on costly trials. We completed proof-of-concept work to identify efficacious drug combinations with ibrutinib for patients with chronic lymphocytic leukaemia. This work yielded encouraging results that were published in Nature.

Our Collaborations
Our partners value our focus on goal-oriented delivery of drug candidates for both best-in-class and first-in-class challenging targets. We believe that our technology platform can be applied to any medical indication when combined with therapeutic area expertise to help set design goals. Subsequently, along with our immuno-oncology focused wholly-owned projects, we have signed a variety of select milestone driven and co-development, co-ownership, deals. In our large pharma partnerships, we provide end-to-end discovery capabilities in exchange for discovery, development and sales milestone payments, plus royalties. In our co-owned programmes where we share asset ownership, in deals ranging from 50% to 90% ownership, we provide end-to-end drug discovery capabilities to accelerate candidate molecule design, and our partners provide additional therapeutic area expertise and, in many cases, oversee clinical and commercial development.
Our Pharma Partnership Business
Bristol Myers Squibb (BMS). We and BMS are collaborating on a portfolio of eight oncology, autoimmunity, immunology and inflammation projects. The partnership began in 2019 with Celgene, and it expanded in 2021 directly with BMS following their acquisition of Celgene, with increasingly rewarding terms for Exscientia. BMS provides invaluable therapeutic area expertise, as well as a commitment to fund the development of molecules through the clinic. The second deal, coming just two years after the first, demonstrated the power of our platform to successfully deliver high quality drug candidates to BMS’s exacting preclinical candidate criteria. Together, these deals have already delivered $65 million in upfront payments. In August 2021, BMS exercised its option to in-licence an immune-modulating drug candidate we created under the first collaboration agreement, triggering a $20 million milestone payment that we collected in the third quarter of 2021. Under the second BMS agreement, we could receive near-term milestone payments of up to $125 million. The deal has a potential value of over $1.3 billion in total payments to us, including clinical and sales milestone payments, and additionally provide us with royalties on each marketed asset.
Sanofi. Under our initial collaboration with Sanofi, we delivered a bispecific lead molecule in the area of inflammation and fibrosis in 2019. The project continues, and we can potentially receive up to a total of $250 million in preclinical, clinical and sales milestone payments. This successful partnership further demonstrates the ability of our AI platform to process the added complexity of intentionally targeting multiple therapeutic targets as just another parameter to optimise against. In January 2022, we entered into a new collaboration with Sanofi, pursuant to which we will use our AI-driven, end-to-end integrated platform to discover and validate up to 15 novel targets in the oncology and immunology therapeutic areas. We will collaborate with Sanofi to advance certain of these targets into small molecule inhibitor drug research projects and accelerate the identification of certain small molecule development candidates. In connection with this collaboration, we are due to receive an upfront cash payment of $100 million, and we have the potential to receive up to $5.2 billion in total milestone payments plus tiered royalties.
Bayer. Under the terms of our agreement with Bayer AG, or Bayer, signed in early 2020, we will work on up to three projects, with targets agreed between both parties, covering multiple therapeutic areas including pain, inflammation and oncology. We are eligible to receive up to €240 million in a combination of upfront and research payments, near-term and clinical milestones, plus single digit sales royalties.
Evotec. Since late 2017, Evotec International GmbH, or Evotec, has been an important partner to Exscientia by not only investing in multiple of our preferred financing rounds, but also serving as a co-discovery partner on our majority owned A2A antagonist programme, pursuant to the terms of a Collaboration Agreement which was terminated in April 2021. Under the final terms of this deal, Evotec provided biology and chemistry capabilities and expertise in return for a low-double digit revenue share. Together, we were able to rapidly drive the discovery of the A2A candidate. The candidate molecule was discovered only nine months after the project began, and with 163 compounds synthesised. This compound is now in a Phase 1 clinical trial in healthy volunteers being developed as an immuno-oncology treatment for several tumour types with high adenosine signatures. The compound is a highly selective A2A receptor antagonist under investigation for its ability to prevent adenosine from binding to the T-cell receptor and therefore then promoting anti-tumour T-cell activity. We believe the drug candidate has the potential to be effective while causing fewer systemic side effects than other treatment options.
Partnership Agreements with Non-Profit Organisations
Bill & Melinda Gates Foundation. In December 2020, we were awarded a grant for $4.2 million from the Gates Foundation to develop treatments for malaria, tuberculosis and non-hormonal contraception. In June 2021, we received a further $1.5 million grant to expedite the optimisation of a new class of COVID-19 therapeutics created using our AI drug design platform. On September 1, 2021, we further expanded our collaboration and entered into a four year agreement with the Gates Foundation to develop small molecule therapeutics that tackle the current coronavirus pandemic and help prepare for future pandemics. The expanded collaboration will initially focus on developing broad-spectrum coronavirus agents (e.g., SARS-CoV-2 and its variants, MERS), including accelerating our lead programme, which targets the main protease, or Mpro, of SARS-CoV-2, the virus responsible for COVID-19. Although this program began less than nine months ago, we have been able to design and synthesise promising compounds that are beginning to meet our design objectives in in vitro studies, including one compound that has demonstrated potency levels against SARS-CoV-2 which are more than 200 times higher than a leading approved viral Mpro inhibitor, as measured using surface plasmon resonance imaging in head-to-head in vitro studies. We expect that the collaboration will eventually widen focus to develop therapeutics for influenza and paramyxoviridae (e.g., Nipah). As part of this collaboration, the Gates Foundation purchased 1,590,909 of our ADSs in October 2021 in a private placement concurrent to our initial public offering, and we committed to provide $35.0 million in matching contributions over the course of four years, through operations and funding for third party activities.
Our Co-Owned Business
Rallybio. In 2019, we entered into a co-development and co-ownership joint venture with Rallybio to investigate multiple areas of rare disease. There are 7,000 to 8,000 rare diseases, which affect over 30 million patients in the US alone. And yet data on potential treatments for most of these diseases is sparse or non-existent. The deep learning approach of our platform can accelerate the discovery of novel treatments in knowledge-poor areas such as these. Rallybio’s vital therapeutic area and clinical knowledge allows us to enter a therapeutic area we would not otherwise attempt to tackle. Under this joint venture, we jointly select targets after assessment by our AI platform for biological pathway relevance and chemical druggability risks. We are driving the programme through completion of pre-clinical toxicology studies, and then Rallybio will progress the candidates through clinical trials and commercialisation, if any candidates are approved. We also have the option to explore molecules in non-rare disease indications, such as oncology. The partnership has now delivered its first discovery candidates on a challenging target, ENPP1, and is progressing together on multiple projects.
EQRx. In 2021, we entered into a co-development agreement with EQRx, to accelerate the design of multiple best-in-class molecules for many therapeutic indications, including oncology. We share the vision that there needs to be equity in healthcare and believe that together we can lower the cost of effective treatments by increasing the probability of successfully bringing better molecules to patients.

EQRx has committed $7.5 million in upfront research funding per project, and we will drive the design of each candidate until the investigational new drug application, or IND, stage. After that, EQRx, with their business model of lowering risk and development costs in the clinic, and increasing market share through connection to payers, will drive clinical development of the molecule through to commercialisation. We have initiated three early discovery projects in the areas of inflammation & immunity and oncology.
GT Apeiron Therapeutics. GTA was launched in 2019 by GT Healthcare, one of our investors, and they immediately signed a deal with us to fund the discovery of novel checkpoint inhibitor compounds for the treatment of multiple oncology indications. The first candidate has now been designed, selected and entered into IND enabling toxicology studies. Upon achievement of this milestone, we were eligible to receive an equity stake in GTA of approximately 13%. On July 1, 2021, we jointly terminated this collaboration and entered into a joint operation and cost sharing arrangement with GTA over the development and commercialisation of three programmes, including the candidate developed under the deal executed in 2019. At execution of this new arrangement, we agreed a 30% reduction in the equity stake we were eligible to receive under the original deal and paid GTA $2 million cash. Through this new joint collaboration, we continue to work with GTA on multiple additional checkpoint targets towards our goal to build a deep portfolio of both best-in-class and first-in-class assets together.
Huadong Medicine. In 2020, Forbes ranked Huadong Medicine Co., Ltd., or Huadong, as among the top 10 Chinese pharmaceutical companies. It has more than 10,000 employees and annual revenue of more than $4 billion. We signed an agreement with Huadong to design optimised drug candidates against multiple targets in the area of transcription control of DNA damage response genes. The goal of this co-owned programme is to create a treatment for patients with defective DNA damage repair mechanisms, a common effect in patients with ovarian cancer, breast cancer and other cancer types. As part of the agreement, Huadong is funding discovery activities and we are providing our innovative AI platform in return for rights to the output in all non-Asian territories.
Blue Oak. Blue Oak Pharmaceuticals, Inc, or Blue Oak, is a biotech focused on the discovery of transformative CNS drugs. In late 2020, we signed a deal with them to co-discover and develop new medicines to treat brain disorders. This partnership combines Blue Oak’s CNS expertise and our ability to design novel CNS penetrant chemotypes and demonstrated ability to apply our AI technology to the successful design of bispecific small molecules.
Our Team
We have gathered a team of world-class scientists and technologists that work collaboratively across the entire drug development process. They are led by a management team with deep industry experience. We are a global company, headquartered in Oxford, UK with sites in Miami (FL, US), Boston (MA, US), Vienna (Austria), Dundee (Scotland, UK), Cambridge (England, UK) and Osaka (Japan). We recruit talent from across the globe and expect to continue hiring as we scale our operations and continue to expand geographically. As of December 31, 2021, our team of 287 people represented approximately 30 nationalities. Our pharmatech credentials are exemplified by the balance between technologists (45% of the company) and drug discovery scientists (42% of the company). Around 63% of our team works from our headquarters in Oxford, which includes a state-of-the-art lab completed in January 2021.
Our people are highly educated and experienced with more than 75% holding a Masters or higher qualification as of December 31, 2021, with more than 55% holding a PhD/DPhil or M.D. Throughout their careers, our expert drug hunters have contributed to the invention of nineteen marketed drugs and over 190 clinical stage molecules, and have been named as an inventor on more than 300 patents between them. We believe that this intellectual diversity and depth of talent is core to our success.

Our people have unique backgrounds but share a common goal of finding smarter and faster ways to discover and develop new drugs at the intersection of technology and experimental innovation.
Our Culture
We believe that people are our most important assets. We believe that our focus on creating a collaborative, entrepreneurial and innovative culture with a non-hierarchical approach is a key reason for our success.
We aim to inspire our employees to act as entrepreneurs in their areas of specialty and to continuously strive for innovation and excellence in fulfilling their duties. Cultural fit is a key part of our recruiting process as we look to hire individuals who always want to challenge themselves, who take risks and who are bought into our vision of being impatient for patients. We reward people who take initiative and regard failure as an opportunity to learn and inform improved approaches.
In addition to our success at attracting and recruiting talent, we have also focused on providing those who are part of or join our team opportunities to develop, take on additional responsibility and grow their careers. Internal talent growth is important to us as we believe that we fundamentally design drugs differently and so institutional knowledge built upon the methodology developed by our founders is essential to help us design and develop drugs faster. We continually pursue progression opportunities for our staff to take on more complex or senior roles.
Diversity is an important area of focus for us. We are a global company, and our internationalism is reflected in our workforce which represents more than 30 nationalities, from six continents. We will continue to work on our internal initiatives and processes to ensure that Exscientia remains an inclusive and welcoming place to work for all while working to improve our sex, racial and cultural diversity at all levels in the organisation.
Competition
The market for AI drug discovery and design is rapidly evolving, competitive and subject to changing technology. The technology utilised by our competitors vary in size, breadth and scope. We anticipate that we will face intense and increasing competition as technologies for drug discovery and design are developed.
We are applying AI, predictive models and advanced bioanalytics to rapidly design and develop precision drugs. Given the breadth of our technology, we compete within multiple categories of the pharmaceutical and biotechnology industries working to integrate AI and computational technologies to advance the speed and precision of drug discovery and development activities as well as other companies that are developing therapies targeting indications we are or may choose to pursue. As such, we face competition from major pharmaceutical companies, biotechnology companies, academic institutions, governmental agencies, consortiums and public and private research institutions, among others.
Many of our competitors, either alone or with their strategic collaborators, have substantially greater financial, technical and human resources than we do. Accordingly, our competitors may be more successful than we are in obtaining approval for treatments and achieving widespread market acceptance and may render our treatments obsolete or non-competitive. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to our technology. Smaller or early-stage companies may also prove to be significant competitors.

We are aware of several companies using various technologies, including AI and other sophisticated computational tools, to accelerate drug development and improve the quality of identified drug candidates. These companies include Relay Therapeutics, AbCellera, Schrodinger, Recursion Pharmaceuticals, PathAI, Insitro, Valo Health, Cellarity, XtalPi, BenevolentAI, Datavant and Atomwise.
Manufacturing
We do not own or operate manufacturing facilities for the production of any product candidates, nor do we currently have plans to develop our own manufacturing operations. We expect to rely on third-party contract manufacturers for all of our required raw materials, drug substance and finished drug product for the preclinical and clinical development of any development candidates we develop ourselves. As we grow, we will continue to re-evaluate production capabilities and may establish in-house manufacturing; however, we believe that all of our expected manufacturing requirements can be sourced from multiple vendors.
Intellectual Property
We design novel precision drugs and technology and seek to protect our innovations with a combination of patents and trade secrets, and for each novel technology or improvement we develop, we consider the appropriate course of intellectual property protection.
Our commercial success depends in part on our ability to obtain and maintain proprietary protection for drug candidates and any of our future drug candidates, novel discoveries, product development technologies and know how; to operate without infringing, misappropriating or otherwise violating the proprietary rights of others; and to prevent others from infringing, misappropriating or otherwise violating our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing or in-licensing U.S. and foreign patents and patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trademarks, trade secrets, know-how, continuing technological innovation and potential in licensing opportunities to develop and maintain our proprietary position.
Patents
As of December 31, 2021, we owned and co-owned one issued U.S. patent, two pending U.S. patent applications, and over 22 pending foreign patent applications.
These patents and patent applications fall into nine different patent families across 16 different jurisdictions worldwide. We generally rely upon trade secret protections for our AI technology platform as the platform includes hundreds of algorithms and more than 2,500 predictive models. From time to time, we file patent applications directed to aspects of our platform technologies. We own a patent family which includes a granted U.S. patent, one pending U.S. non-provisional patent application, and foreign patent applications pending in Europe and India with claims covering certain aspects of our platform, which, if issued, are expected to expire in 2030, excluding any patent term adjustment or patent term extension. We also own a pending priority patent application with claims directed to aspects of our platform, which, if issued, is expected to expire in 2041, excluding any patent term adjustment or patent term extension.
With regards to patent protection on the molecules we design, we either solely own such filings, jointly own filings with our partners, or in some instances our partners solely own the patent filings. For example, we own and co-own four patent families directed to our novel compounds which include one pending U.S. patent application and 16 foreign patent applications pending in such jurisdictions as

Australia, Canada, China, Europe and Japan, which if issued, are expected to expire between 2039 and 2042.
The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of biotechnology has emerged in the United States and in Europe, among other countries. Changes in the patent laws and rules, either by legislation, judicial decisions or regulatory interpretation in other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, importing or otherwise commercialising any of our patented inventions, either directly or indirectly, will depend in part on our success in obtaining, defending and enforcing patent claims that cover our technology, inventions and improvements. With respect to company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our platform and drug candidates and the methods used to manufacture them. Moreover, our issued patents and those that may issue in the future may not guarantee us the right to practice our technology in relation to the commercialisation of our platform’s drug candidates. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, which may prevent us from commercialising our drug candidates and future drug candidates and practicing our proprietary technology.
Our issued patents and those that may issue in the future may be challenged, narrowed, circumvented or invalidated, which could limit our ability to stop competitors from marketing related platforms or drug candidates or limit the length of the term of patent protection that we may have for our drug candidates, and future drug candidates, and platforms. In addition, the rights granted under any issued patents may not provide us with complete protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies that achieve similar outcomes but with different approaches. For these reasons, we may have competition for our drug candidates. Moreover, the time required for development, testing and regulatory review of our candidate products may shorten the length of effective patent protection following commercialisation. For this and other risks related to our proprietary technology, inventions, improvements, platforms and drug candidates, please see the section titled “Item 3.D – Key Information – Risk Factors – Risks Related to Our Intellectual Property.”
Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies for our products or processes, or to obtain licences or cease certain activities. Our breach of any licence agreements or failure to obtain a licence to proprietary rights that we may require to develop or commercialise our future products may have an adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the
U.S. Patent and Trademark Office, or USPTO, to determine priority of invention. For more information, please see “Item 3.D – Key Information – Risk Factors – Risks Related to Our Intellectual Property.”
From time to time we may file provisional patent applications in the United States. Provisional patent applications are not eligible to become issued patents until, among other things, we file a non-provisional patent application within 12 months of filing of one or more of our related provisional patent applications. If we do not timely file any non-provisional patent applications, we may lose our priority date with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. While we would intend to timely file non-provisional patent applications relating to any provisional patent applications we may file, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage.
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application related to the patent. However, the actual protection afforded by a patent varies on a product-by-product basis, from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent. A U.S. patent also may be accorded patent term adjustment, or PTA, under certain circumstances to compensate for delays in obtaining the patent from the USPTO. In some instances, such a PTA may result in a U.S. patent term extending beyond 20 years from the earliest date of filing a non-provisional patent application related to the U.S. patent. In addition, in the United States, the term of a U.S. patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process
Trademarks
As of December 31, 2021, our trademark portfolio comprises 50 trademark registrations or active trademark applications worldwide. Such portfolio includes 44 non-U.S. trademark registrations, 4 pending non-U.S. trademark applications and 2 pending U.S. trademark applications.
Trade Secrets
In addition to our reliance on patent protection for our inventions, drug candidates and programmes, we also rely on trade secrets, know-how, confidentiality agreements and continuing technological innovation to develop and maintain our competitive position. For example, some elements of proprietary assays, analytics techniques and processes, knowledge gained through clinical experience such as approaches to dosing and administration and management of patients, as well as computational-biological algorithms, and related processes and software, are based on unpatented trade secrets and know-how that are not publicly disclosed. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, advisors and consultants, these agreements may be breached, and we may not have adequate remedies for any breach. In addition, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. As a result, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived of by the individual during the course of employment, and which relate to or are reasonably capable of being used in our current or planned business or research and development are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. However, such agreements and policies may be breached, and we may not have adequate remedies for such breaches. For more information regarding the risks related to our intellectual property, see “Item 3.D – Key Information – Risk Factors – Risks Related to Our Intellectual Property.”
Government Regulation
Government authorities in the United States, at the federal, state and local level, and in the European Union and other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labelling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drugs, such as those we are developing. We, along with our vendors, third-party collaborators, CROs, and contract manufacturing organisations, or CMOs, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of our drug candidates. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.
U.S. Drug Development Process
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations. Failure to comply with the applicable FDA or other requirements at any time during the drug development process, approval process or after approval may subject an applicant to administrative or judicial sanctions or other legal consequences. These sanctions could include, among other things, the FDA’s refusal to approve pending applications, suspension or revocation of an approval, a clinical hold, warning or untitled letters, product recalls or withdrawals, product seizures, total or partial suspensions of manufacturing or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.
The process required by the FDA before a drug may be marketed in the United States generally involves the following:
•completion of preclinical studies, including laboratory tests, animal studies and formulation studies, in accordance with FDA’s Good Laboratory Practice, or GLP, requirements and other applicable regulations;
•submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin and must be updated annually or when significant changes are made;
•approval by an independent institutional review board, or IRB, or ethics committee at each clinical site before each trial may be initiated;
•performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice, or GCP, requirements to establish the safety and efficacy of the proposed drug for its intended use;
•preparation and submission to the FDA of a New Drug Application, or NDA, after completion of all pivotal trials;
•payment of user fees for FDA review of the NDA;
•a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

•satisfactory completion of an FDA advisory committee review, if applicable;
•satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the drug will be produced to assess compliance with current Good Manufacturing Practice, or cGMP, requirements to assure that the facilities, methods and controls are adequate to ensure and preserve the drug’s identity, strength, quality and purity;
•potential FDA audit of the clinical trial sites that generated the data in support of the NDA to assess compliance with GCP requirements; and
•FDA review and approval of the NDA to permit commercial marketing of the drug for particular indications for use in the United States.
Before testing any drug in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GLP requirements for safety and toxicology studies. Prior to beginning the first clinical trial with a drug candidate in the United States, we must submit an IND to the FDA. An IND is a request for authorisation from the FDA to administer an investigational drug to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. Some preclinical testing may continue even after the IND is submitted. The IND also includes results of animal and in vitro studies assessing the toxicology, PK, pharmacology and pharmacodynamic characteristics of the product; chemistry, manufacturing and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorisation to begin a clinical trial.
Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial before the clinical trial begins at that site and must monitor the clinical trial until it is completed. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimised and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Some studies also include oversight by an independent group of qualified experts organised by the clinical study sponsor, known as a data safety monitoring board, which provides authorisation for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries. In the United States, information about applicable clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website.
A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorisation to conduct the clinical trial under an IND. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.
Human clinical trials to evaluate therapeutic indications to support an NDA for marketing approval are typically conducted in three sequential phases that may overlap or be combined:
•Phase 1: The drug candidate is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.
•Phase 2: The drug candidate is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages, dose tolerance and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.
•Phase 3: The drug candidate is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA.
Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the drug in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.
During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development.

Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug candidate and finalise a process for manufacturing the drug candidate in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.
While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.
U.S. Review and Approval Process
Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical and other non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labelling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the drug for one or more indications. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a drug, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. FDA approval of an NDA must be obtained before a drug may be marketed in the U.S.
The FDA reviews an NDA to determine, among other things, whether a drug is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the drug’s identity, strength, quality and purity. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission, and six months from the filing date of an NDA subject to priority review. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs, and the review process is often extended by FDA requests for additional information or clarification. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

Further, under PDUFA, as amended, each NDA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions may be available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for drugs designated as orphan drugs, unless the product also includes a non-orphan indication.
The FDA may refer an application for a drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Before approving an NDA, the FDA will typically inspect the facility or facilities where the drug is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the drug within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP and other requirements relating to the integrity of the clinical data submitted to the FDA. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.
After the FDA evaluates an NDA, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter or a Complete Response Letter. An approval letter authorises commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response Letter without first conducting required inspections and/or reviewing proposed labelling. In issuing the Complete Response Letter, the FDA may require additional clinical data, such as an additional pivotal Phase 3 trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application or request a hearing. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval. If and when the deficiencies are addressed to the FDA’s satisfaction, the FDA will typically issue an approval letter.
If regulatory approval of a product is granted, such approval will be granted for particular indications and may contain limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicine by managing its safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimisation tools. The FDA also may condition approval on, among other things, changes to proposed labelling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more

Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialisation, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programmes.
Paediatric Information and Exclusivity
Under the Pediatric Research Equity Act, or PREA, as amended, certain NDAs and certain NDA supplements must contain data that can be used to assess the safety and efficacy of the drug candidate for the claimed indications in all relevant paediatric subpopulations and to support dosing and administration for each paediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of paediatric data or full or partial waivers. The FDCA requires that a sponsor who is planning to submit a marketing application for a drug candidate that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the paediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of paediatric assessments or a full or partial waiver of the requirement to provide data from paediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the paediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programmes. Unless otherwise required by regulation, PREA does not apply to a drug for an indication for which orphan designation has been granted, except that PREA will apply to an original NDA for a new active ingredient that is orphan-designated if the drug is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA determines to be substantially relevant to the growth or progression of a paediatric cancer.
A drug can also obtain paediatric market exclusivity in the United States. Paediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a paediatric study in accordance with an FDA-issued “Written Request” for such a study.
Orphan Drug Designation and Exclusivity
Under the Orphan Drug Act, the FDA may grant orphan drug designation, or ODD, to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population greater of than 200,000 individuals in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States of that drug or biologic. ODD must be requested before submitting an NDA or biologics licence application, or BLA. After the FDA grants ODD, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.
If a product that has received ODD and subsequently receives the first FDA approval for a particular clinically active component for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same drug or biologic for the same indication for seven years from the approval of the NDA or BLA, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of ODD are tax credits for certain research and a waiver of the NDA or BLA application user fee.
A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received ODD. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.
Expedited Development and Review Programmes
The FDA has a number of programmes intended to expedite the development or review of products that meet certain criteria. For example, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for more frequent interactions with the review team during product development, and the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.
Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programmes intended to expedite development and review, such as priority review. A product is eligible for priority review if it is intended to treat a serious disease, and if approved, would provide a significant improvement in safety or effectiveness. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavours to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.
In addition, a product may be eligible for accelerated approval. Drug candidates intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform, in a diligent manner, adequate and well-controlled post-marketing confirmatory clinical trials to verify and describe the product’s clinical benefit. The FDA may withdraw approval of a drug or an indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, the FDA generally requires, unless otherwise informed by the agency, pre-approval of promotional materials for products being considered for accelerated approval, which could adversely impact the timing of the commercial launch of the product.
In addition, a new drug may be eligible to receive breakthrough therapy designation if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. This designation includes all of the fast track designation programme features, as well as more intensive FDA interaction and guidance on an efficient development programme beginning as early as Phase 1, and FDA organisational commitment to expedited development, including involvement with senior managers and experienced review staff in a cross-disciplinary review, where appropriate. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.
Fast track designation, breakthrough therapy designation, priority review and accelerated approval do not change the standards for approval or the quality of evidence necessary to support approval, but may expedite the development or approval process. Even if a product qualifies for one or more of these programmes, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.
Post-approval Requirements
Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labelling claims, are subject to prior FDA review and approval. There also are continuing, annual programme fees for any marketed products. Drug manufacturers and their subcontractors involved in the manufacture of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Additionally, manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.
The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labelling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS programme. Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•fines, warning letters or untitled letters;
•clinical holds on clinical studies;
•refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or withdrawal of product approvals;
•product seizure or detention, or refusal to permit the import or export of products;
•consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programmes;
•mandated modification of promotional materials and labelling and the issuance of corrective information;
•the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or
•injunctions or the imposition of civil or criminal penalties.
The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labelling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures
The FDA closely regulates the marketing, labelling, advertising and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential administrative, civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgement, legally available products for uses that are not described in the product’s labelling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behaviour of physicians in their choice of treatments. The FDA does, however, restrict a manufacturer’s communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labelling.
In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Patent Term Restoration and Extension
Depending upon the timing, duration and specifics of FDA approval of a sponsor’s product candidates, some of a sponsor’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. The patent term restoration period generally is one-half the time between the effective date of an IND and the submission date of a NDA, plus the time between the submission date of an NDA and the approval of that application, less any time the sponsor did not act with due diligence during these periods. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. Moreover, a given patent may only be extended once based on a single product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see “Item 3.D – Key Information – Risk Factors – Risks Related to Our Intellectual Property.”
Marketing Exclusivity
Market exclusivity provisions authorised under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or a 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.
The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Regulation and Procedures Governing Approval of Medicinal Products in Europe
To market any product outside of the United States, a company also must comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorisation, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of pharmaceutical development, nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trials authorisation and to the European Medicines Agency, or EMA, or to competent authorities in European Union Member States for a marketing authorisation application, or MAA, and granting of a marketing authorisation by these authorities before the product can be marketed and sold in the European Union.
The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. Medicines used in clinical trials must be manufactured in accordance with cGMP.
Clinical Trial Approval
Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the international council for harmonisation, or ICH, guidelines on GCP. Additional GCP guidelines from the EC, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products. The sponsor must take out a clinical trial insurance policy, and in most European Union countries, the sponsor is liable to provide “no fault” compensation to any study subject injured in the clinical trial.
Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorisation from the national competent authority of the relevant Member State, and a positive opinion from an independent ethics committee. The application for a clinical trial authorisation must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorisation applications must be submitted to the national competent authority in each European Union Member State in which the trial will be conducted and all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the national competent authority and relevant ethics committees of each Member State where the clinical trial is authorised.
In the European Union, pursuant to the Clinical Trials Regulation (EU) No 536/2014, which came into application on January 31, 2022, a clinical trial application, or CTA, must be submitted to via the EMA's Clinical Trials Information System, which will cover all regulatory and ethics assessments applicable to the member states in which the sponsor is anticipating having trial sites. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed. Approval and monitoring of clinical trials in the European Union is the responsibility of individual member states, but compared to the position prior to the applicability of the Clinical Trials Regulation there is likely to be greater collaboration, information-sharing, and decision-making between member states. The United Kingdom implemented the previous EU legislation, namely the Clinical Trials Directive 2001/20/EC, into national law through the Medicines for Human Use (Clinical Trials) Regulations 2004. The regulation of clinical trials in the United Kingdom has therefore diverged from the position in the European Union.
During the development of a medicinal product the EMA and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development programme. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the EMA’s Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programmes.
Marketing Authorisations
To market a new medicinal product in the European Economic Area, or EEA (comprising the EU Member States plus Norway, Iceland and Liechtenstein), a company must submit an MAA to either the EMA, using the centralised procedure, or the competent authorities in the Member States using the other procedures (decentralised procedure, mutual recognition procedure and national procedures). A marketing authorisation, or MA may only be granted to an applicant established in the EEA. Medicinal products can only be commercialised after obtaining an MA pursuant to one of the processes outlined below:
•the centralised MA is issued by the European Commission through the centralised procedure, based on the scientific opinion of the CHMP, and is valid throughout the entire territory of the EEA. The centralised procedure is mandatory for certain types of products, such as (i) biotechnology medicinal products, (ii) orphan medicinal products, (iii) medicinal products containing a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and other immune dysfunctions and viral diseases and (iv) advanced-therapy medicinal products, i.e. gene therapy, somatic cell therapy or tissue-engineered medicines. The centralised procedure is optional for products containing a new active substance in therapeutic areas other than those listed as mandatory for the centralised procedure not yet authorised in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health. Under the centralised procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding procedural clock stops, which provide the applicant with the time to provide additional written or oral information in response to questions asked by the CHMP. Therefore, clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, who make the final decision upon whether to grant an MA. If an MA is to be granted, it is usually issued within 67 days of receipt of the EMA’s recommendation. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is 150 days, excluding stop-clocks, but it is possible that the CHMP may revert to the standard time limit for the centralised procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.
•Decentralised procedure MAs are available for products not falling within the mandatory scope of the centralised procedure. An identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS, to lead the evaluation of the regulatory submission. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SmPC, and a draft of the labelling and package leaflet as distilled from the preliminary evaluation, which are sent to the other Member States (referred to as the Concerned Member States) for their approval. If the Concerned Member States raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labelling, or packaging proposed by the RMS, the RMS records the agreement, closes the procedure and informs the applicant accordingly. Each Concerned Member State is required to adopt a national decision to grant a national MA in conformity with the approved assessment report, SmPC and the labelling and package leaflet as approved. Where a product has already been authorised for marketing in a Member State of the EEA, the granted national MA can be used for mutual recognition in other Member States through the mutual recognition procedure.
•National MAs, which are issued by a single competent authority of the Member States of the EEA and only cover their respective territory, are also available for products not falling within the mandatory scope of the centralised procedure. Once a product has been authorised for marketing in a Member State of the EEA through a national procedure, this national MA can also be recognised in other Member States through the mutual recognition procedure, as described above.
Under the procedures described above, before granting the MA, the EMA or the competent authority(ies) of the Member State(s) of the EEA prepare an assessment of the risk-benefit balance of the product against the scientific criteria concerning its quality, safety and efficacy.
Data and Market Exclusivity in Europe
Under Regulation (EC) No 726/2004/EC and Directive 2001/83/EC (each as amended), the EEA has adopted a harmonised approach to data and market protection or exclusivity (known as the 8 + 2 + 1 formula). The data exclusivity period for a product begins to run on the date when the first MA for such product is granted in the EEA. It confers on the MA holder of the reference medicinal product eight years of data exclusivity and an additional two years of market exclusivity. A reference medicinal product is a medicinal product (including both small molecules and biological medicinal products), which is authorised based on a full stand-alone dossier consisting of pharmaceutical and preclinical testing results and clinical trial data. The data exclusivity, if granted, prevents generic or biosimilar applicants from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorisation, for a period of eight years from the date on which the reference product was first authorised in the EEA. Even if the generic or biosimilar marketing authorisation is granted, the generic or biosimilar product cannot be marketed until the two-year market exclusivity expires. The ten-year market protection can be extended cumulatively to a maximum period of eleven years if during the first eight years of those ten years, the MA holder obtains an authorisation for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies. Even if an innovative medicinal product gains the prescribed period of data exclusivity, this exclusivity right against cross-referencing does not stop another company from seeking grant of a marketing authorisation based on data generated by its own independent research and development programme to support a full stand-alone application consisting of the data relating to preclinical tests and clinical trials.
In addition to the above, where an application is made for a new indication for a well-established substance, a non-cumulative period of one year of data exclusivity may be granted, provided that significant preclinical or clinical studies were carried out in relation to the new indication. Finally, where a change of classification of a medicinal product has been authorised on the basis of significant preclinical tests or clinical trials, the competent authority shall not refer to the results of those tests or trials when examining an application by another applicant for or holder of marketing authorisation for a change of classification of the same substance for one year after the initial change was authorised.
European Orphan Designation and Exclusivity
Regulation (EC) No. 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: (i) that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (ii) either such condition affects not more than five in ten thousand persons in the European Union when the application is made, or, without incentives, it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment in its development; and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorised in the European Union or, if such method exists, the product is of significant benefit compared to products available for the condition.
An Orphan Drug Designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralised EEA-wide marketing authorisation. Marketing authorisation for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA (or the European Commission on the EMA’s recommendation) nor the competent authorities of the member states can accept an application or grant a marketing authorisation for a “similar medicinal product.” A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorised orphan medicinal product, and which is intended for the same therapeutic indication. During the period of market exclusivity, marketing authorisation may only be granted to a “similar medicinal product” if: (i) a second applicant can establish that its product, although similar to the authorised product, is safer, more effective or otherwise clinically superior; (ii) the marketing authorisation holder for the authorised product consents to a second orphan medicinal product application; or (iii) the marketing authorisation holder for the authorised product cannot supply enough orphan medicinal product. The market exclusivity period for the authorised therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for Orphan Drug Designation because, for example, the product is sufficiently profitable not to justify market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
Post-Authorisation Obligations in the European Union
The holder of a centralised MA or national MA is subject to various obligations under the applicable European Union laws, such as pharmacovigilance obligations, requiring it to, among other things, report and maintain detailed records of adverse reactions, and to submit periodic safety update reports, or PSURs, to the competent authorities. All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimise the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorisation. Such risk-minimisation measures or post-authorisation obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorisation safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions. All advertising and promotional activities for the product must be consistent with the approved SmPC, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. The holder must also ensure that the manufacturing and batch release of its product is in compliance with the applicable requirements. The MA holder is further obligated to ensure that the advertising and promotion of its products complies with applicable European Union laws and industry code of practice as implemented in the domestic laws of the Member States of the EEA. The advertising and promotional rules are enforced nationally by the EEA Member States.
Paediatric Development in the European Union
In the EEA, companies developing a new medicinal product must agree to a Paediatric Investigation Plan, or PIP, with the EMA’s Paediatric Committee, or PDCO, and must provide the data in compliance with the agreed PIP to accompany an application for marketing authorisation, unless a deferral or waiver applies, (e.g., because the relevant disease or condition occurs only in adults), unless a deferral or waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The agreed PIP sets out the timing and measures proposed to generate data to support a paediatric indication of the drug for which marketing authorisation is being sought. Products that are granted a marketing authorisation on the basis of the paediatric clinical trials conducted in accordance with the PIP (even where such results are negative) are eligible for a six month extension of the protection under a supplementary protection certificate, or SPC (provided an application for such extension is made at the same time as filing the SPC application for the product, or at any point up to 2 years before the SPC expires), or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This paediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.
Brexit and the Regulatory Framework in the United Kingdom
On June 23, 2016, the electorate in the United Kingdom voted in favour of Brexit and the United Kingdom officially withdrew from the European Union on January 31, 2020. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom was subject to a transition period until December 31, 2020, during which European Union pharmaceutical law continued to apply in the UK. The European Union and the United Kingdom concluded the TCA, which has been provisionally applicable since January 1, 2021 and formally entered into force on May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP inspections of manufacturing facilities for medicinal products and GMP certificates, but does not foresee wholesale mutual recognition of United Kingdom and European Union pharmaceutical regulations. As the regulatory framework in the United Kingdom covering the quality, safety and efficacy of medicinal products, clinical trials, marketing authorisation, commercial sales and distribution of medicinal products is derived from EU directives and regulations, Brexit has, and could continue to materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom.
For example, Great Britain is no longer covered by the European Union’s procedures for the grant of marketing authorisations (under the Northern Ireland Protocol, centralised MAs will continue to be recognised in Northern Ireland and Northern Ireland remains subject to European Union legislation ). A separate marketing authorisation will therefore be required to market drugs in Great Britain. For two years from 1 January 2021, the Medicines and Healthcare products Regulatory Agency, or the MHRA, may adopt decisions taken by the European Commission on the approval of new marketing authorisations through the centralised procedure to more quickly grant a new Great Britain MA, and the MHRA will have regard to marketing authorisations approved in a country in the European Economic Area (although in both cases a marketing authorisation will only be granted if any Great Britain-specific requirements are met). Various national procedures are now available to place a drug on the market in the United Kingdom, Great Britain or Northern Ireland, with the main national procedure having a maximum timeframe of 150 days (excluding time taken to provide any further information or data required). The data exclusivity periods in the United Kingdom are currently in line with those in the European Union, but the TCA provides that the periods for both data and market exclusivity are to be determined by domestic law, and so there could be divergence in the future.
Following Brexit pre-marketing authorisation orphan designation is not available in Great Britain, however, as a result of the Northern Ireland Protocol European Union orphan designation and time periods of market exclusivity still remain valid for marketing products in Northern Ireland. The MHRA reviews applications for Great Britain orphan designation in parallel with the corresponding application for a marketing authorisation. The criteria are essentially the same as those in place in the European Union, but based on the prevalence of the condition in Great Britain. Products awarded Great Britain orphan designation will benefit from 10 years of orphan market exclusivity from the date of the relevant marketing authorisation, and an additional two years of exclusivity are available where paediatric data requirements are met.
Other Healthcare Laws and Regulations
Healthcare providers and third-party payors play a primary role in the recommendation and use of pharmaceutical products that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:
•the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and wilfully soliciting, receiving, offering or paying remuneration, directly or indirectly, overtly or covertly, in cash or kind, in exchange for, or to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made, in whole or in part, under federal healthcare programmes such as the Medicare and Medicaid programmes. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers, formulary managers and other individuals and entities on the other. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, amended the intent requirement of the federal Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it to commit a violation;
•the federal civil and criminal false claims, including the civil False Claims Act, or the FCA, and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or knowingly making, or causing to be made, a false record or statement material to a false or fraudulent claim to avoid, decrease, or conceal an obligation to pay money to the federal government. Certain marketing practices, including off-label promotion, also may implicate the FCA. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA.
•the federal Health Insurance Portability and Accountability Act, or HIPAA, imposes criminal and civil liability, among other things, for executing, or attempting to execute, a scheme to defraud any healthcare benefit programme or making false statements relating to healthcare matters;

•the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Programme, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, applicable manufacturers will also be required to report such information regarding payments and other transfers of value made during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, anaesthesiologist assistants, certified registered nurse anaesthetists and certified nurse midwives;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the transmission, security and privacy of individually identifiable health information on covered entities, such as health plans, health care clearinghouses and certain healthcare providers, and their respective business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, and their subcontractors that use, disclose, access or otherwise process individually identifiable protected health information; and
•state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, drug pricing and/or marketing expenditures; state and local laws requiring the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, and may not have the same effect, thus complicating compliance efforts.
Violation of the laws described above or any other governmental laws and regulations may result in significant penalties, including administrative, civil and criminal penalties, damages, fines, the curtailment or restructuring of operations, the exclusion from participation in federal and state healthcare programmes, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment and additional reporting requirements and oversight if a person becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly.
Coverage and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States, sales of any product candidates for which regulatory approval for commercial sale is obtained will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities and health programmes in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organisations. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programmes, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.
A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.
Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. New metrics frequently are used as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. To obtain coverage and reimbursement for any product that might be approved for sale, it may be necessary to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of the products, in addition to the costs required to obtain regulatory approvals. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. Additionally, any companion diagnostic test that we develop will be required to obtain coverage and reimbursement separate and apart from the coverage and reimbursement we seek for our product candidates, if approved. If any companion diagnostic is unable to obtain reimbursement or is inadequately reimbursed, that may limit the availability of such companion diagnostic, which would negatively impact prescriptions for our product candidates, if approved.
The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favourable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favourable coverage policies and reimbursement rates may be implemented in the future.
In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control company profits. The downward pressure on health care costs has increased over the last few years. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations may not allow favourable reimbursement and pricing arrangements.
Health Reform
The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programmes, and increased governmental control of drug pricing.
By way of example, in March 2010, the ACA was signed into law, and was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms. Among the provisions of the ACA of importance to our business are:
•an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programmes;
•an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Programme to 23.1% and 13.0% of the average manufacturer price for most branded and generic drugs, respectively;
•a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Programme are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
•extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organisations;
•expansion of eligibility criteria for Medicaid programmes by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
•a new Medicare Part D coverage gap discount programme, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;
•expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing programme; and
•a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research.
Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court. Further, on February 10, 2021, the Biden administration withdrew the federal government’s support for overturning the ACA. Although the Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrolment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and will remain open through August 15, 2021. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. We cannot predict what effect further changes to the ACA would have on our business, especially given the new administration.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011 was signed into law, which, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach its target goals, thereby triggering the legislation’s automatic reduction to several government programmes. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. The Coronavirus Aid, Relief and Economic Security Act, or CARES Act, and other COVID-19 pandemic relief legislation have suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2021. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programmes, and reform government programme reimbursement methodologies for products. At the federal level, the former presidential administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, former President Trump announced several executive orders that are intended to lower the costs of prescription drug products and seek to implement several of the administration’s proposals. As a result, the FDA released a final rule, effective November 30, 2020, implementing a portion of the importation executive order providing guidance for states to build and submit importation plans for drugs from Canada. Further, on December 2, 2020, the Department of Health and Human Services, or HHS, published a regulation removing safe harbour protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023. The rule also creates a new safe harbour for price reductions reflected at the point-of-sale, as well as a safe harbour for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have been delayed by the Biden administration until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B payments will be calculated for certain physician-administered drugs and biologics based on the lowest price drug manufacturers receive in Organisation for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Part B providers and would have applied to all U.S. states and territories for a seven-year period beginning January 1, 2021 and ending December 31, 2027. However, on December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. On January 13, 2021, in a separate lawsuit brought by industry groups in the U.S. District of Maryland, the government defendants entered a joint motion to stay litigation on the condition that the government would not appeal the preliminary injunction granted in the U.S. District Court for the Northern District of California and that performance for any final regulation stemming from the MFN Interim Final Rule shall not commence earlier than 60 days after publication of that regulation in the Federal Register. Further, authorities in Canada have passed rules designed to safeguard the Canadian drug supply from shortages. If implemented, importation of drugs from Canada and the MFN Model may materially and adversely affect the price we receive for any of our product candidates. It is unclear whether the Biden administration will work to reverse these and other proposed measures or pursue similar policy initiatives. At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
We expect that these initiatives, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. It is also possible that additional governmental action is taken to address the COVID-19 pandemic. Further, any reduction in reimbursement from Medicare or other government-funded programmes may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialise our product candidates.
Further, additional healthcare reform initiatives may arise from future legislation or administrative action, particularly as a result of the recent U.S. presidential election.
Data Privacy and Security Laws
We also are or may become subject to privacy laws in the jurisdictions in which we are established, have partners or sell or market our products or run clinical trials. For example, we are or may become subject to privacy and data protection laws, such as the EU GDPR and/or U.K. GDPR and HIPAA in the United States, among many others. Our regulatory obligations in foreign jurisdictions could harm the use or cost of our solution in international locations as data protection and privacy laws and regulations around the world continue to evolve.
Certain aspects of our business, including those for which we rely upon collaborators, service providers, contractors or others, are or may become subject to HIPAA and its implementing regulations, which establish standards for covered entities (healthcare providers, health plans and healthcare clearinghouses) governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of protected health information, including, among other requirements, mandatory contractual terms and technical safeguards designed to protect the privacy, security and transmission of protected health information and notification to affected individuals and regulatory authorities in the event of certain breaches of security of protected health information. The American Recovery and Reinvestment Act of 2009, commonly referred to as the economic stimulus package, included sweeping expansion of HIPAA’s privacy and security standards called for by HITECH, which became effective on February 17, 2010. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates, or independent contractors or agents of covered entities, that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.
Even when HIPAA does not apply, failing to take appropriate steps to keep consumers’ personal information secure can constitute unfair acts or practices in or affecting commerce and be construed as a violation of Section 5(a) of the Federal Trade Commission Act, or the FTCA, 15 U.S.C § 45(a). The Federal Trade Commission expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.
In Europe, the EU GDPR and the U.K. GDPR impose strict requirements in relation to processing the personal data of individuals located, respectively, within the EEA and/or U.K. and/or to processing that occurs in the context of an establishment in, respectively, the EEA and/or U.K. For example, under the EU GDPR and the U.K. GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to: 20 million euros under the EU GDPR or 17.5 million pounds sterling under the U.K. GDPR; or 4% of annual global revenue, whichever is greater. Further, individuals may initiate litigation related to our processing of their personal data. Other countries outside of Europe have enacted or are considering enacting similar comprehensive data privacy and security laws and regulations, which could increase the cost and complexity of delivering our services and operating our business.
In particular, many jurisdictions have enacted data localisation laws and cross-border personal data transfer laws. These laws may make it more difficult for us to transfer personal data across jurisdictions, which could impede our business. If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from the EU, U.K. or elsewhere. Furthermore, the inability to transfer personal data to the United States or other jurisdictions outside the EEA and U.K. could significantly and negatively impact our business operations, including by limiting our ability to collaborate with parties that are subject to European and other data privacy and security laws or requiring us to increase our personal data processing capabilities in Europe and/or elsewhere at significant expense.
In the United States, state laws may be more stringent, broader in scope or offer greater individual rights with respect to health information than HIPAA, and state laws may differ from each other, which may complicate compliance efforts. By way of example, California recently enacted the California Consumer Privacy Act, or CCPA, which creates new individual privacy rights for California residents and places increased privacy and security obligations on entities handling certain personal data of such residents. The CCPA requires covered companies to provide new disclosures to California residents about such companies’ data collection, use and sharing practices and provide such residents new ways to opt out of certain disclosures of personal information and provides such residents with additional causes of action. The CCPA became effective on January 1, 2020, and (a) allows enforcement by the California Attorney General, with fines set at $2,500 per non-intentional violation or $7,500 per intentional violation and (b) authorises private lawsuits to recover statutory damages for certain data breaches. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, was recently approved by California voters in November 2020. The CPRA significantly modifies the CCPA, resulting in further uncertainty and requiring us to incur additional costs and expenses to comply.

Our obligations related to data privacy and security are quickly changing in an increasingly stringent fashion. These obligations may be subject to differing applications and interpretations, which may be inconsistent or in conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources (including, without limitation, financial and time-related resources). These obligations may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model. Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, despite our efforts, our personnel or third parties upon whom we rely may fail to comply with such obligations which could impact our compliance posture. If we fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar), litigation (including class-related claims), additional reporting requirements and/or oversight, bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers, interruptions or stoppages in our business operations, inability to process personal data or to operate in certain jurisdictions, limited ability to develop or commercialize our products, expenditure of time and resources to defend any claim or inquiry, adverse publicity, or revision or restructuring of our operations.
For more information, please see “Risk Factors — Compliance with stringent and evolving global privacy and data security requirements could result in additional costs and liabilities to us or inhibit our ability to collect and process data globally, and the failure to comply with such requirements could subject us to significant fines and penalties, which may have a material adverse effect on our business, financial condition or results of operations.”
Additional Regulation
In addition to the foregoing, provincial, state and federal U.S. and European Union laws regarding environmental protection and hazardous substances affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines.
We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.
Anti-Corruption Laws
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the UK Bribery Act 2010 and the UK Proceeds of Crime Act 2002 and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities, collectively, Anti-Corruption Laws. Among other matters, such Anti-Corruption Laws prohibit corporations and individuals from directly or indirectly paying, offering to pay or authorizing the payment of money or anything of value to any foreign government official, government staff member, political party or political candidate or certain other persons, to obtain, retain or direct business, regulatory approvals or some other advantage in an improper manner. We can also be held liable for the acts of our third-party agents under the FCPA, the UK Bribery Act 2010 and possibly other Anti-Corruption Laws. In the healthcare sector, anti-

corruption risk can also arise in the context of improper interactions with doctors, key opinion leaders and other healthcare professionals who work for state-affiliated hospitals, research institutions or other organisations.
Government Regulation Outside of the United States, the European Union and the United Kingdom
In addition to regulations in the United States, the European Union and the United Kingdom, we may be subject to a variety of regulations in other jurisdictions governing, among other things, clinical studies and any commercial sales and distribution of their products. Whether or not we obtain FDA, MHRA, or EMA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical studies or marketing of the product in those countries. Certain countries outside of the United States, the United Kingdom and the European Union have a similar process that requires the submission of a clinical study application much like the IND, or CTA, prior to the commencement of human clinical studies. The requirements and process governing the conduct of clinical studies, product licensing, coverage, pricing and reimbursement vary from country to country. In all cases, the clinical studies are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
Legal Proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently subject to any material legal proceedings.
C. Organisational structure
Exscientia plc is the ultimate parent entity in our group. Our direct wholly owned subsidiary, Exscientia (UK) Holdings Limited, owns the equity interests of our subsidiaries listed below (whether directly or indirectly), as of December 31, 2021:

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest
Exscientia Inc.	United States	100%
Exscientia Ventures I, Inc.	United States	100%
RE Ventures I, LLC	United States	50%
Exscientia Ventures II, Inc.	United States	100%
RE Ventures II, LLC	United States	50%
Exscientia KK	Japan	100%
Kinetic Discovery Ltd	Scotland	100%
Exscientia GmbH	Austria	100%
Exscientia AI Limited	Scotland	100%
D. Property, plants and equipment
We currently lease a facility that consists of our global headquarters, as well as research and development and laboratory space, which is approximately 21,000 square feet. We have two leases relating to different floors within our headquarters, which expire in 2028 and 2033. We also have automation laboratory space located in Oxfordshire, United Kingdom of another 26,000 square feet under a lease that expires in 2031 and has a five-year break period. We have committed to leasing approximately 54,990 square feet of office and laboratory space in Vienna, Austria, under leases that expire in 2022 and 2029. We lease additional facilities in the United Kingdom (Dundee and Cambridge), United States (Boston and Miami) and Japan (Osaka).

Item 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto appearing elsewhere in this annual report. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the section titled “Risk Factors” for a discussion of the important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis, as well as the section titled “Special Note Regarding Forward-Looking Statements.”
We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended December 31, 2021 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2021, which was £1.00 to $1.35. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or any other exchange rate as of that or any other date.
We have historically conducted our business through Exscientia Limited, and therefore our historical financial statements previously presented the consolidated results of operations of Exscientia Limited. Following the completion of our initial public offering in October 2021, our consolidated financial statements present the consolidated results of operations of Exscientia Plc.
Unless otherwise indicated or the context otherwise requires, all references to “Exscientia”, the “Company”, “we”, “our”, “us”, or similar terms refer to Exscientia Plc.
OVERVIEW
We are an artificial intelligence-driven pharmatech company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Our goal is to change the pharmaceutical industry’s underlying pharmacoeconomic model, what we call “Shifting the Curve,” by improving the probability of success, time and cost involved with creating new medicines. Our pipeline demonstrates our ability to rapidly translate scientific concepts into precision-designed therapeutic candidates. We have built an end-to-end solution of artificial intelligence, or AI, and experimental technologies for target identification, drug candidate design, translational models and patient selection. Our platform has enabled us to design candidate drug molecules that have progressed into clinical trials as well as to prospectively provide patients with potentially more applicable drug therapies through AI guided assessment. Our patient-first AI process is comprised of the following four elements:
•Precision Target: experimental and literature based AI systems to prioritise projects;
•Precision Design: an extensive platform of AI technologies to design innovative drugs;
•Precision Experiment: tech-enabled precision experimentation to derive better data; and
•Precision Medicine: integrated analysis of patient data to ensure clinical relevance.

Our AI-design capabilities include a wide range of deep learning and machine learning algorithms, generative methods, active learning and natural language processing. These methods are used to guide target selection, to design the precise molecular architecture of potential drug molecules and to analyse patient tissues to prioritise the molecules that are likely to provide the best response for an individual’s specific tumour.
COVID-19 Business Update
While the COVID-19 pandemic has not materially impacted our business to date, the extent to which the outbreak may impact our business will depend on future developments, which remain uncertain and cannot be predicted with confidence. We will continue to actively monitor the rapidly evolving situation related to COVID-19 and may take further actions that alter our business operations, including those that may be required by federal, state or local authorities, or that we determine are in the best interests of our employees and other stakeholders.
Business Model
Our focus on encoding and automating critical functions in drug discovery has meant we can readily scale our business. The technology can be applied to small molecule discovery, in any therapeutic indication, in any disease area. Our goal is to expand our range of partnerships and seek out new drug discovery problems to challenge and expand our technology platform. We continue to build in three distinct categories and expect our future development efforts to be balanced among these categories:
Partnered programmes: We provide end-to-end discovery capabilities across a variety of therapeutic areas in exchange for upfront payments, milestones and royalties on net sales, if a product developed from the partnership is commercialised. We expect to continue to be reliant on our partners to progress drug candidates through clinical trials and regulatory approval in order for us to realise certain development milestones and royalties on commercial sales. We have several collaboration agreements with global pharmaceutical companies, including Bayer, BMS and most recently, Sanofi, as described in Recent Developments below. Revenue associated with these agreements is recognised in accordance with IFRS 15 Revenue from Contracts with Customers, with the associated expenses recognised in cost of sales.
Co-owned programmes: We have a number of co-owned projects with biopharmaceutical companies, the terms of which include cost sharing in the development and commercialisation of drug candidates, with a corresponding share in revenue or profits generated from approved product candidates. Our co-owned projects are operated through contractual arrangements, or joint operations, with partners such as EQRx and Huadong Medicine Co., Ltd, or Huadong, or through distinct legal entities in which we become co-founders alongside our partners, as with our joint venture with RallyBio. We will look to continue to grow our portfolio of co-owned programmes by partnering with biopharmaceutical companies with a strong strategic fit.
Wholly-owned programmes and majority-owned pilot programme: Our wholly owned programmes and majority owned pilot programme focus on oncology, immunology and antivirals. We perform all activities (experimental and AI) from target identification through clinical trials. These programmes include our majority-owned pilot oncology asset, EXS-21546, and our wholly-owned future pandemic preparedness portfolio, developed in collaboration with the Gates Foundation, which added a portfolio of up to five antiviral small molecule therapeutics. We will assess the strategic options available to us during the development of our wholly and majority owned projects and will pursue the commercialisation option which best fits our long-term strategy and capabilities.

Recent Developments
In January 2022, we entered into a Collaboration and Licence Agreement, or the CLA, with Sanofi, pursuant to which we will use our AI-driven, end-to-end integrated platform to discover and validate novel targets in the oncology and immunology therapeutic areas. We will collaborate with Sanofi to advance certain of these targets into small molecule inhibitor drug research projects and accelerate the identification of certain small molecule development candidates.
On March 11, 2022, BMS extended its first collaboration arrangement with the Group by six months to generate additional data on certain programs, in relation to which the Group will receive a cash payment of $5 million. This additional data includes leveraging Exscientia's precision medicine platform for translational data.
On March 22, 2022 the Group invoiced BMS $10 million following selection of a 5th target in relation to its second collaboration arrangement with BMS.
Components of Results of Operations
Revenue
We generate revenue broadly from two streams that relate to our principal activities:
•Licensing fees: We receive licensing fees from partnered programmes where we develop intellectual property on behalf of a collaboration partner. These agreements either assign all of the designated intellectual property to the partner from inception or grant an exclusive option to the partner to acquire rights to the future development and commercialisation of the intellectual property. As part of these agreements, we may receive future milestone and royalty payments on achievement of clinical, regulatory and commercial milestones; and
•Service fees: We generate service fees from drug discovery collaboration agreements where we are utilizing our proprietary technology to develop novel intellectual property on behalf of the collaboration partner, but do not have any rights to future milestones and royalties as a direct result of the agreement. During the year ended December 31, 2021, service fees related to collaboration agreements that existed with Allcyte GmbH at the time of our acquisition, which we expect to discontinue at the earliest commercially viable point, and our joint venture arrangement with RallyBio, whereby Exscientia AI Limited provided services under a separate agreement to the joint venture entity, in which we hold a 50% interest. The scope of work under this service agreement was completed in June 2021.
We have historically received four types of payments within the two revenue streams:
•Upfront payments, which are generally payable on execution of the collaboration agreement or on initiation of a project;
•Research funding, which is generally payable throughout the collaboration at defined intervals that are set out in the agreement (e.g., quarterly or at the beginning of a specific phase of work) and is intended to fund research (internal and external) to develop the drug compound that is the subject of the collaboration;
•Milestone payments, which are linked to the achievement of events that are defined in the agreement, such as clinical and regulatory milestones; and

•Opt-in payments, which are similar in principle to milestone payments, but are payable when the partner exercises its option to take ownership of the designated intellectual property. These payments only exist where we initially retained ownership of the designated intellectual property.
In addition to the milestone payments described above, we may also receive milestone payments upon the first commercial sale of a product, if and when approved, the amount of which is based on the territory the sale occurs in, and royalties based on worldwide net sales. These amounts have not been included within the transaction price for any contract as of December 31, 2021, 2020 and 2019. We have only recognised revenue in respect of non-cancellable, non- refundable payments and achieved milestones due under executed collaboration contracts. Any payments which relate to future milestones or options under the control of our collaboration partners have not been recognised.
Costs of Sales
Costs of sales relates to costs from third-party CRO’s, as well as internal labour and absorbed overhead incurred in relation to collaboration arrangements and drug discovery agreements for third parties which have been designated as contracts with customers in accordance with IFRS 15. CRO costs are the main driver for our costs of sales, representing 89% and 91% of total costs of sales during the periods ending December 31, 2021 and December 31, 2020, respectively. We expect our costs of sales to increase in future as we commence additional collaboration projects.
Gross profit/(loss)
Gross profit/(loss) represents revenue less costs of sales. Gross margin is gross profit/(loss) expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as a result of our drug discovery collaboration activities. For example, the revenue associated with collaboration up-front payments is recognised over time, while certain opt-in and milestone payments are recognised when assessed to be highly probable, which is generally upon achievement. Therefore, we believe that gross profit/(loss) is not currently a helpful predictor of the future performance of our business.
Research and Development Expenses
Research and development expenses consist of costs associated with our majority-owned and co-owned drug discovery programmes and costs incurred for the ongoing development of our technology platform. All research and development costs are expensed as incurred due to scientific and technological uncertainty. Research and development expenses primarily consist of:
•internal personnel-related expenses, including salaries, benefits, bonuses and stock-based compensation for employees engaged in research and development functions;
•external expenses incurred under agreements with CROs and other consultants involved in our research and development;
•facilities, depreciation and amortisation, insurance and other direct and allocated expenses incurred as a result of research and development activities;
•costs associated with operating our digital infrastructure, including allocated software, computing capacity costs, and laboratory-related costs, including laboratory equipment depreciation; and
•research funding received in association with our co-owned programmes from our partners, which is offset against the costs of those programmes.

All direct external research and development expenditures are tracked on a programme-by-programme basis and consist primarily of fees paid to CROs relating to wholly and jointly operated discovery programmes in the later stages of drug discovery, including lead optimisation, preclinical and clinical studies, and are assigned to the individual programmes. We utilise internal employee time tracking data to allocate internal research and development expenses, such as employee costs, laboratory supplies, facilities, depreciation, or other indirect costs, to specific programmes because these costs are deployed across multiple programmes.
We expect our research and development expenses to increase substantially for the foreseeable future as we continue to expand and advance our wholly and jointly operated drug pipeline, invest in our technology platform and hire additional personnel directly involved in such efforts. Drug development generally becomes more costly as programmes advance into later stages, as these trials typically require a higher number of patients enrolled and sites operated. We cannot determine with certainty the timing of initiation, the duration, or the completion costs of current or future clinical trials of our drug candidates due to the inherently unpredictable nature of drug development. At this time, we cannot reasonably estimate or know the nature or timing of the efforts that will be necessary to complete the development and commercialisation of any drug candidates that we develop from our programmes. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. All of our programmes are at an early stage of development, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialisation of our drug candidates and result in a significant change in the costs and timing associated with the development of programmes.
General and Administrative Expenses
General and administrative expenses consist of personnel-related expenses associated with our executive, legal, finance, human resources, information technology and other administrative functions, including salaries, benefits, bonuses and stock-based compensation. General and administrative expenses also include professional fees (including fees relating to external legal, accounting and consulting services), allocated overhead costs, including depreciation charges associated with our information technology, facilities and other administrative functions.
We expect that our general and administrative expenses will increase for the foreseeable future to support the anticipated growth of our business. In addition, following the completion of our initial public offering in October 2021, we expect to incur additional accounting, audit, legal, regulatory, compliance, director, investor and public relations and insurance expenses associated with operating as a public company.
Other Income
Other income consists of income from grants, tax credits receivable from the United Kingdom’s Research and Development Expenditure Credit Scheme, or RDEC, and Austrian R&D tax credits.
As of December 31, 2021, we had four grants, a European governmental grant, two grants from the Gates Foundation, and a grant provided by The Austrian Research Promotion Agency, or FFG. The maximum amounts receivable under our current grants are £1.2 million, £3.1 million, £1.1 million and £2.1 million, respectively. These grants compensate us for research activities and are recognised as other income in the periods in which the expenses are incurred, unless the conditions for receiving the grant are met after the related expenses have been incurred.
Another component of other income, RDEC, relates to tax credits receivable in relation to eligible research and development expenditures that are not eligible to be included in the SME Programme claim,

as discussed below under the section entitled Tax Credit, such as when we receive income from a collaboration partner or grant funding for certain projects. These costs are claimed under the RDEC scheme, which offers a tax credit of up to 13% for qualifying expenditures, with certain subcontracted expenditures receiving an 8.5% tax credit. Under the RDEC regime, qualifying subcontracted costs are limited to those undertaken with certain institutions such as charities, higher education institutes, or scientific research organisations.
Under the RDEC regime, the tax credit is accounted for in our profit before tax under other income, with an associated tax charge recognised at the prevailing rate of corporation tax in the United Kingdom (currently 19%) before total loss for the year. In the future, we may only be able to continue to claim certain research and development tax credits under the RDEC regime, if we no longer qualify as a small or medium-sized company as defined under HM Revenue and Customs criteria.
The group also receives an Austrian Research Premium in relation to eligible research and experimental development expenditures for which both in-house research and commissioned research are eligible. The research premium is accounted for in our profit before tax under other income at a rate of 14%.
Foreign Exchange Gains/(Losses)
Foreign exchange gains/(losses) arises primarily on the translation of our non-GBP denominated cash and cash equivalents, in addition to outstanding monetary non-GBP financial assets and liabilities.
Finance Income
Finance income arises primarily from interest income on cash, cash equivalents and short-term deposits.
Finance Expenses
Finance expenses consist of interest expenses related to lease liabilities as recognised under the accounting standard IFRS 16 ‘Leases’.
Share of Loss of Joint Venture
Share of loss of joint ventures consist of our share of costs incurred by RE Ventures I, LLC, the joint venture entity we own equally with RallyBio. We incorporated an additional joint venture entity with Rallybio, RE Ventures II, LLC, during the year ended December 31, 2021, however no expenses were incurred during the year.
Should we establish additional joint collaborations that meet the Joint Venture definition under IFRS 11, our share of the profits or losses of those arrangements will impact this in future.
Income Tax Benefit
Our income tax balance is comprised of research and development tax credits recoverable in the United Kingdom and income tax payable in the United States and Japan. We are subject to corporation taxation in the United Kingdom. Exscientia AI Limited’s wholly owned U.S. subsidiaries, Exscientia, Inc. and Exscientia Ventures I, Inc., are subject to corporation taxation in the United States. Exscientia AI Limited’s wholly owned subsidiary Exscientia KK is subject to corporation taxation in Japan. Exscientia AI Limited’s wholly owned subsidiary Exscientia GmbH is subject to corporation tax in Austria. Due to the nature of our business, we have generated losses since inception. Exscientia, Inc. and Exscientia KK both generate taxable profits due to intercompany transfer pricing arrangements.

As a company that carries out extensive research and development activities, we benefit from the United Kingdom’s small-and-medium enterprises research and development tax credit regime, or SME Programme, and are able to surrender some of our losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. Qualifying expenditures largely consist of employment costs for relevant staff, external workers provided by CROs, and software and consumables used in research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development is eligible for inclusion within the tax credit cash rebate claims. The SME Programme credit is recognised in full in the income tax benefit.
Gain on Financial Assets through Other Comprehensive Income
Unlisted equity securities
As discussed in Revenue below, on March 31, 2021, we successfully reached a clinical candidate milestone under our collaboration with GT. As a result, we became entitled to receive, as non-cash revenue consideration, a number of Ordinary shares and Preference shares in GT equivalent to just over 12% on a fully diluted basis. Under the accounting standard IFRS 9 ‘Financial Instruments’, these shares represent unlisted equity securities to be recognised at fair value and then re-measured at each reporting date. We have taken the election provided within the accounting standard IFRS 9 ‘Financial Instruments’ to recognise fair value gains and losses within Other Comprehensive Income, therefore these are not shown in the Results of Operations below but are included on the face of the Consolidated Statement of Loss and Other Comprehensive Income for the year ended December 31, 2021.
Segmented and Enterprise Wide Information
We manage our operations as a single operating segment for the purposes of assessing performance and making operating decisions. Our focus is on the discovery and development of small molecule drug candidates.

Comparison of the Years Ended December 31, 2021 and 2020
The following table summarises our Consolidated Statement of Comprehensive Loss for each period presented (in thousands):

	Years ended December 31,
	2021		2020
Revenue	$36,935	£27,359	£9,672
Costs of sales	(23,101)	(17,112)	(14,226)
Gross profit/ (loss)	13,834	10,247	(4,554)
Research and development expenses	(59,463)	(44,047)	(10,917)
General administrative expenses	(34,807)	(25,783)	(5,861)
Foreign exchange gains/(losses)	1,266	938	(3,062)
Other income	5,061	3,749	1,205
Operating loss	(74,109)	(54,896)	(23,189)
Finance income	36	26	110
Finance expenses	(228)	(169)	(89)
Share of loss of joint venture	(1,555)	(1,152)	(1,211)
Loss before taxation	(75,857)	(56,191)	(24,379)
Income tax benefit	9,396	6,960	2,096
Loss for the period	(66,461)	(49,231)	(22,283)

Revenue
The following table presents our revenue for the years indicated (in thousands):

	Year ended December 31,
	2021		2020
Service fees	$610	£452	£786
Licensing fees - opt-in payments and milestones achieved	25,088	18,583	—
Licensing fees - upfront payments and research funding	11,237	8,324	8,886
Revenue	$36,935	£27,359	£9,672
Revenue for the year ended December 31, 2021 was £27.4 million, as compared to £9.7 million for the same period ended December 31, 2020. The increase in revenue was primarily due to the achievement of the opt-in milestone of £14.4 million ($20.0 million) on the first candidate in-licensed on our collaboration with BMS. In addition, following the achievement of the clinical candidate milestone under our collaboration with GT, we were entitled to receive equity with a fair value of £3.4 million which was recognised in revenue in the year ended December 31, 2021.

Costs of Sales
The following table presents our costs of sales for the periods indicated (in thousands):

	Year ended December 31,
	2021		2020
External CRO costs	$20,646	£15,294	£12,887
Internal labour and overheads	2,455	1,818	1,339
Total costs of sales	$23,101	£17,112	£14,226
Cost of sales for the year ended December 31, 2021 were £17.1 million, as compared to £14.2 million for the same period ended December 31, 2020. The increase in cost of sales was primarily due to the expansion of our collaboration with BMS, with four of the five targets under the expansion initiated by December 31, 2021. Our external cost of sales relate to third-party Contract Research Organisations, or CRO’s, representing 89% and 91% of total cost of sales during the year ended December 31, 2021 and 2020, respectively.
Research and Development Expenses

	Year ended December 31,
	2021		2020
EXS-21546	$4,222	£3,128	£1,196
Other research projects	16,855	12,486	1,640
Total external research and development expense	21,077	15,614	2,836
Headcount related expenses	24,689	18,288	5,733
Laboratory consumables and equipment	5,182	3,838	686
Equipment	1,377	1,020	389
Software and data	4,589	3,399	981
Other	2,549	1,888	292
Total internal research and development expenses	38,386	28,433	8,081
Total research and development expenses	$59,463	£44,047	£10,917
Due to various collaboration structures, R&D expenses may be included under multiple accounting line items. The tables below show how these expenses are separated across the accounting categories.

	COGS	R&D	Share of loss on JV	Total
Partnered Programmes	£17,112	£—	£—	£17,112
Co-owned	—	3,154	1,152	4,306
Wholly / Owned Pipeline and Majority Owned Pilot Programme	—	40,893	—	40,893
Total	£17,112	£44,047	£1,152	£62,311
Research and development expenses for the year ended December 31, 2021 were £44.0 million, as compared to £10.9 million for the same period ended December 31, 2020. The increase in research and development expenses was in part due to the growth of our wholly and majority owned portfolio and our co-ownership portfolio, which has resulted in an increase of £12.8 million in external research and development expenditures including costs associated with our Phase 1a study for EXS-21546 that commenced in December 2020. In addition, our research and development headcount costs have increased by £12.6 million to support our portfolio growth and continued technology investments. Associated laboratory, software and data costs have increased in line with the headcount growth.

General and Administrative Expenses
General and administrative expenses for the year ended December 31, 2021 were £25.8 million, as compared to £5.9 million for the same period ended December 31, 2020. The increase in general and administrative expenses was primarily due to an increase in headcount-related costs, in addition to one-off legal and professional costs in preparation for our IPO, our private Series C1 and Series D fundraising rounds, and our acquisition of Allcyte.
Foreign Exchange Gains/(Losses)
Foreign exchange gains/(losses) for the year ended December 31, 2021 were a gain of £0.9 million, as compared to a loss of £3.1 million for the same period ended December 31, 2020. The gain over the year ended December 31, 2021 was primarily driven by the weakening of pounds sterling against U.S dollars over this period as a result of the USD denominated cash deposits held by the group throughout the period.
Other Income
Other income for the year ended December 31, 2021 was £3.8 million, as compared to £1.2 million for the same period ended December 31, 2020. The increase in other income was primarily due to grants received from the Gates Foundation which were executed during 2021 and the UK RDEC tax credit.
Net Finance Expense/(Income)
Net finance expense for the year ended December 31, 2021 was £0.1 million, as compared to £0.02 million of net income during the same period ended December 31, 2020.
Share of Loss of Joint Ventures
Share of loss of joint ventures for the year ended December 31, 2021 were £1.2 million, consistent with the loss achieved during the period ended December 31, 2020.
Income Tax Benefit
Income tax benefit for the year ended December 31, 2021was £7.0 million, as compared to £2.1 million for the same period ended December 31, 2020. Our income tax benefit balance largely consists of research and development tax credits which increased over the year due to an underlying increase in qualifying research and development expenditure.

Results of Operations
Comparison of the Years Ended December 31, 2020 and 2019
The following table summarises our Consolidated Statement of Comprehensive Loss for each period presented (in thousands):

	Year ended December 31,
	2020	2019
Revenue	£9,672	£9,107
Costs of sales	(14,226)	(5,634)
Gross (loss)/profit	(4,554)	3,473
Research and development expenses	(10,917)	(6,671)
General administrative expenses	(5,861)	(4,738)
Foreign exchange gains/(losses)	(3,062)	(774)
Other income	1,205	534
Operating loss	(23,189)	(8,176)
Finance income	110	272
Finance expenses	(89)	(50)
Share of loss of joint venture	(1,211)	(90)
Loss before taxation	(24,379)	(8,044)
Income tax benefit	2,096	1,727
Loss for the year	£(22,283)	£(6,317)
Revenue
The following table presents our revenue for the years indicated (in thousands).

	Year ended December 31,
	2020	2019
Service fees	£786	£141
Licensing fees	8,886	8,966
Revenue	£9,672	£9,107
Service fees. Service fees for the year ended December 31, 2020 increased by £0.7 million from £0.1 million for the year ended December 31, 2019 to £0.8 million. The increase in service fees was primarily due to the recognition of revenue resulting from the delivery of AI-design services to the joint venture entity held equally with RallyBio.
Licensing fees. Licensing fees for the year ended December 31, 2020 decreased by £0.1 million, from £9.0 million for the year ended December 31, 2019 to £8.9 million. The decrease in licensing fees was primarily due to revisions to the estimated cost of completion of our programmes under our collaboration agreement with Celgene (who were acquired by BMS), which made up 85% of revenue in the year ended December 31, 2020. As a result of current year events, including the decision to increase spend in developing and testing multiple potential candidate compounds generated by our AI platform in order to further increase the probability of candidate selection by Celgene, as well as an alteration of approach due to changes in the competitive landscape on one project, the total projected external costs to be incurred over the course of the collaboration were 71% higher as at December 31, 2020 than those estimated at December 31, 2019. As a result, the project completion percentage as at December 31, 2020 was 75% compared with 93% previously projected for that period end as at December 31, 2019. In addition, the total estimated costs to achieve the candidate opt-in milestones for all three projects now exceed the up-front payment received under the collaboration agreement.
Costs of Sales
The following table presents our costs of sales for the years indicated (in thousands)

	Year ended December 31,
	2020	2019
External CRO costs	£12,887	£4,550
Internal labour and overheads	1,339	1,084
Total costs of sales	£14,226	£5,634
Costs of sales for the year ended December 31, 2020 increased by £8.6 million from £5.6 million for the year ended December 31, 2019 to £14.2 million. The increase in costs of sales was primarily due to our collaboration with Celgene (BMS), which accounted for 89% and 94% of our costs of sales for the periods ending December 31, 2019 and 2020 respectively, including the additional expenses as described in the revenue section above. The increase was also partially due to the project with Celgene (BMS) not fully commencing until August 2019. In addition, as we would expect, our expenditures with external CROs have increased as these projects have progressed towards clinical trials. We expect our costs of sales to continue to grow as we expand our project portfolio.
Research and Development Expenses

	Year ended December 31,
	2020	2019
EXS-21546	£1,196	£1,267
Other research projects	1,640	1,725
Total external research and development expense	2,836	2,992
Headcount related expenses	5,733	2,582
Laboratory consumables and equipment	1,075	517
Software and data	981	526
Other	292	54
Total internal research and development expenses	8,081	3,679
Total research and development expenses	£10,917	£6,671
Research and development expenses for the year ended December 31, 2020 increased by £4.2 million from £6.7 million for the year ended December 31, 2019 to £10.9 million. The increase in research and development expenses was primarily due to a £3.2 million increase in research and development headcount costs, including expansion of our laboratory headcount and facilities in order to accelerate the enablement of early-stage drug discovery projects and expansion of our technology group to continue development of our technology platform. Associated laboratory, software and data costs have increased in line with the growth in these headcounts.
General and Administrative Expenses
General and administrative expenses for the year ended December 31, 2020 increased by £1.1 million from £4.7 million for the year ended December 31, 2019 to £5.9 million. The increase in general and administrative expenses was primarily due to an increase in salary and personnel costs of £1.0 million, reflecting an increase in headcount during the year, unfavourable foreign exchange movements of £2.3 million and an increase in depreciation charges of £0.4 million relating to additional leased facilities taken in Oxford, United Kingdom. This increase was partially offset by a reduction in travel and entertaining expenditure of £0.5 million as a result of the COVID-19 pandemic.
Other Income
Other income for the year ended December 31, 2020 increased by £0.7 million from £0.5 million for the year ended December 31, 2019 to £1.2 million. The increase in other income was primarily due to the RDEC tax credit which increased by £0.5 million to £1.0 million as a result of the underlying increase in expenses associated with our funded collaboration projects.
The remaining £0.2 million increase related to grants received from the European government and the Bill & Melinda Gates Foundation which were executed in 2020. Each grant provides reimbursement for certain costs incurred in the performance of research and development activities associated which are defined in the grant agreements.
Net Finance Income/(Expense)
Net finance income/(expense) for the year ended December 31, 2020 decreased by £0.2 million from £0.3 million for the year ended December 31, 2019 to £0.1 million. The decrease in net finance income/(expense) was primarily due to a £0.2 million decrease in interest received on cash and cash equivalents.
Share of Loss of Joint Ventures
Share of loss of joint ventures for the year ended December 31, 2020 increased by £1.1 million from £0.1 million for the year ended December 31, 2019 to £1.2 million. The increase in share of loss of joint ventures was primarily due to costs incurred by RE Ventures I, LLC, the joint venture entity we own equally with RallyBio. The joint venture commenced on July 19, 2019; the period ended December 31, 2020 is the first full year of operations for this entity and the reason costs are higher compared with the period ended December 31, 2019. The joint venture has not generated any revenues to date, and we do not expect that it will for the foreseeable future.
Income Tax Benefit
Income tax benefit for the year ended December 31, 2020 increased by £0.4 million from £1.7 million for the year ended December 31, 2019 to £2.1 million. Our income tax benefit balance largely consists of research and development tax credits which increased over the year due to an underlying increase in qualifying research and development expenditure.
Liquidity and Capital Resources
Sources of Liquidity
Since our inception, we have not generated any revenue from the commercialisation of drug candidates and we have financed our operations through sales of our ordinary and preferred shares in addition to research funding and milestone payments resulting from our collaboration partners. We had cash and cash equivalents of £562.2 million and £62.6 million as of December 31, 2021 and 2020, respectively.
As of December 31, 2021, we have raised an aggregate of £533.8 million through the sales of our preferred and ordinary shares net of transaction costs, including £351.3 million ($477.1 million) gross proceeds following the completion of our initial public offering and concurrent private placements.

During the year ended December 31, 2021 we received £61.6 million and during the years ended December 31, 2020 and 2019, we received £6.6 million and £22.5 million, respectively, from our collaboration partners.
Our primary uses of capital are, and we expect will continue to be, research and development expenses, compensation and related personnel expenses, and other operating expenses, including facilities. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with the advancement of our drug candidates through the phases of clinical development.
Under the terms of our agreement with the Gates Foundation, we are committed to spending $70 million over a four-year period to the research, discovery, and development of small molecule anti-infective therapeutics for future pandemic preparedness, with a specific focus on developing therapeutics that can be applied against multiple species of coronaviridae, influenza, and paramyxoviridae, or the Pandemic Preparedness Program. We incurred £0.8 million relating to the Pandemic Preparedness Program as at December 31, 2021, with a total outstanding commitment of £51.1 million.
Additionally, we entered into two seven-year lease arrangements in relation to laboratory and office space in Vienna, Austria on September 3, 2021, with the lease term commencing on or after October 1, 2022. Total minimum lease commitments of £6.1 million are payable under these arrangements. The terms generally provide us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.
The following table summarises the primary sources and uses of cash for each period presented (in thousands):

	Year ended December 31,
	2021	2021	2020	2019
Net cash flows generated from/(used in) operating activities	$(9,049)	£(6,703)	£(21,433)	£7,025
Net cash flows used in investing activities	(35,864)	(26,566)	(3,745)	(1,699)
Net cash generated from financing activities	719,481	532,949	56,311	(146)
Net increase in cash and cash equivalents	$674,568	£499,680	£31,133	£5,180
Operational Activities
Net cash used in operating activities decreased to £6.7 million for the year ended December 31, 2021 from £21.4 million of net cash used for the year ended December 31, 2020. This was primarily due to an increase in payments received from our collaboration partners, totalling £61.4 million, including £43.4 million and £16.3 million in relation to our agreements with BMS and EQRx, respectively, the latter of which represents EQRx’s 50% share of programme research costs, in comparison to £6.6 million received in the year ended December 31, 2020. This increase has been offset by an increase in research and development and general and administrative expenses.
Net cash generated from operating activities for the year ended December 31, 2019 was £7.0 million, primarily related to the receipt of an upfront payment from Celgene in the amount of $25.0 million offset by research and development and administrative expenses.
Investing Activities
Net cash used in investing activities for the year ended December 31, 2021 was £26.6 million, as compared to net cash used of £3.7 million for the year ended December 31, 2020. This increase was primarily related to the cash consideration for the acquisition of Allcyte, totalling £19.9 million, which was completed on August 18, 2021.
Net cash used in investing activities for the year ended December 31, 2019 was £1.7 million primarily related to capital expenditures of £0.6 million incurred on leasehold improvements, £0.6 million of plant and equipment and £0.2 million of software and patent intangible asset purchases.
Financing Activities
Net cash provided by financing activities for the year ended December 31, 2021 was £533.0 million, as compared to net cash provided of £56.3 million for the same period ended December 31, 2020, reflecting the closing of our initial public offering and concurrent private placements in October 2021, as well as our March and April 2021 private financings. Net cash provided by financing activities during the year ended December 31, 2020 included £56.8 million of net funding received from the closing of the Series C preferred share financing during 2020.
Net cash used in financing activities during the year ended December 31, 2019 totalled £0.1 million, arising from payments made in respect of obligations under lease liabilities.
Funding Requirements
Since our inception, we have incurred significant losses due to our research and development expenses. We expect to continue to incur significant losses in the foreseeable future and expect our expenses to increase in connection with our ongoing operations, particularly as we advance our product candidates into clinical development and commercialisation. In addition, due to our IPO in October 2021, we expect to continue to incur the costs associated with operating as a public company.
We believe that our existing cash and cash equivalents will be sufficient to fund our operations and capital expenditure requirements for the foreseeable future.
We may need to obtain additional financing to fund our future operations, including completing the development and commercialisation of our drug candidates. We are subject to risks related to the development and commercialisation of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Our forecast of sufficient financial runway to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. Our future capital requirements will depend on many factors, including, but not limited to:
•progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enrol subjects and manufacture drug candidates for our ongoing, planned and potential future clinical trials;
•time and costs required to perform research and development to identify and characterise new drug candidates from our research programmes;
•time and costs necessary to obtain regulatory authorisations and approvals that are required to execute clinical trials or commercialise our products;
•our ability to successfully commercialise our drug candidates, if approved;
•our ability to have clinical and commercial products successfully manufactured consistent with the regulations of the U.S. Food and Drug Administration, the European Medicines Agency and other applicable regulatory authorities;

•amount of sales and other revenues from drug candidates that we may commercialise, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;
•sales and marketing costs associated with commercialising our products, if approved, including the cost and timing of building our marketing and sales capabilities;
•terms and timing of any revenue from our existing and future collaborations;
•costs of operating as a public company;
•time and cost necessary to respond to technological, regulatory, political and market developments;
•costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•costs associated with, and terms and timing of, any potential acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish; and
•inability of clinical sites to enrol patients as healthcare capacities are required to cope with natural disasters (that could be a result of climate change) or other health system emergencies, such as the COVID-19 pandemic.
A change in the outcome of any of these or other variables with respect to the development of any of our current and future drug candidates could significantly change the costs and timing associated with the development and commercialisation of that drug candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.
Internal Control Over Financial Reporting
Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in the course of auditing our financial statements for our initial public offering in October 2021, we identified material weaknesses in our internal control over financial reporting.
Prior to the completion of our initial public offering in October 2021, we were a private company that operated with limited accounting personnel, which impacted our ability to adequately execute our accounting processes and perform supervisory reviews, a lack of robust accounting system controls, and informal control documentation with which to evidence our internal control over financial reporting. In connection with the audit of our financial statements as of and for the years ended December 31, 2019, 2020 and 2021, we identified the following material weaknesses in our internal control over financial reporting:
•We did not design, and have not maintained, effective processes and controls. Specifically, we lacked a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyse, record and disclose accounting matters timely and accurately while maintaining appropriate segregation of duties. Without such professionals, we did not design and/or maintain formal accounting procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including with respect to the preparation and review of account reconciliations.

•The lack of information technology general controls over our financial accounting system presents ineffective segregation of duties, change management and programme development in our control environment.
To address the material weaknesses, in 2021 and 2022 to date we have developed and begun a remediation plan that includes the following activities:
•We have grown our accounting and finance headcount from three at December 31, 2020 to ten at March 17, 2022. We have hired experienced finance professionals with the appropriate technical accounting knowledge and public company experience in finance and accounting. We will continue to evaluate our recruitment requirements as the business and regulatory environment evolves, and
•We have engaged a professional consulting firm to support us in achieving compliance with Sarbanes Oxley requirements, including formalising documentation of policies and procedures and further evolving our accounting processes, including by implementing information technology general controls and appropriate segregation of duties.
The actions that we are taking are subject to ongoing review by our executive management and are subject to audit committee oversight. We intend to complete this remediation process within 2022 however, we cannot guarantee that these initiatives prove to be successful in remediating the material weaknesses. See “Item 3.D – Key Information – Risk Factors –  Risks Related to Ownership of Our Securities.”
Recently Issued and Adopted Accounting Pronouncements
For information on the standards applied for the first time as of January 1, 2021 and 2020, please refer to our consolidated financial statements as of December 31, 2021 included elsewhere in this annual report.
C. Research and Development
For a discussion of our research and development activities, see “Item 4.B – Business Overview” and “Item 5.A – Operating Results.”
D. Trend Information
For a discussion of trends, see “Item 4.B – Business Overview,” “Item 5.A – Operating Results” and “Item 5.B – Liquidity and Capital Resources.”
E. Critical Accounting Policies and Significant Judgements and Estimates
Our consolidated financial statements for the years ended December 31, 2021 and 2020, respectively, have been prepared in accordance with IFRS as issued by IASB. The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the value of assets and liabilities — as well as contingent assets and liabilities — as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year. The estimates and associated assumptions are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Judgements and assumptions are primarily made in relation to revenue recognition to determine 1) the appropriate method of identifying the performance obligations under each agreement, 2) the appropriate allocation of revenue to the identified performance obligations, and 3) when variable consideration is considered highly probable to be achieved. Estimates and assumptions are also made in relation to the valuation of share-based payments, the incremental borrowing rate for leases, buy-back rights on the Gates Foundation private placement and purchase price allocations related to our acquisition of Allcyte. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.
Our significant accounting policies are more fully described in the notes to our consolidated financial statements appearing elsewhere in this annual report. We believe that the following accounting policies are critical to the process of making significant judgements and estimates in the preparation of our consolidated financial statements.
Recognition of revenue
In accordance with IFRS 15, we recognise revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of IFRS 15, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognise revenue when or as we satisfy performance obligations.
At contract inception, we assess the goods or services promised within each contract that falls under the scope of IFRS 15 to identify distinct performance obligations. We then recognise as revenue the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied. Revenue is measured at the contract price excluding value added tax and other sales taxes.
We include the unconstrained amount of estimated variable consideration in the transaction price. The amount included in the transaction price is constrained to the amount for which it is highly probable that a significant reversal of cumulative revenue recognised will not occur. At contract inception, unconstrained revenue will typically include the upfront payments and in some instances, research funding.
At the inception of each arrangement that includes research, development or regulatory milestone payments, we evaluate whether the milestones (i) relate to the one or more distinct performance obligations under the agreement and (ii) are considered probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control or that of the licencee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received.
Any development milestone revenue adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.
At the end of each subsequent reporting period, we re-evaluate the estimated variable consideration included in the transaction price and any related constraint and, if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which may affect licence, fees and other revenues and earnings in the period of adjustment.
No variable consideration was included as at December 31, 2021, 2020 and 2019.
The transaction price is then allocated to each performance obligation, typically represented by the individual target projects under each collaboration agreements, on a relative stand-alone selling price basis, for which we recognise revenue as or when the performance obligations under the contract are satisfied.
When determining whether performance obligations have been satisfied, progress is measured using the input method utilising either external costs or labour hours incurred depending on the nature of the collaboration arrangement to establish and estimate the progress of completion. Management has determined the input method represents a faithful depiction of our progress towards completion of performance obligations because the time and costs incurred depict the progress of development of the underlying intellectual property which may be transferred to the customer. At the end of each reporting period, we re-evaluate costs/hours incurred compared with total expected costs/hours to recognise revenue for each performance obligation.
For obligations in which revenue is recognised at a point in time, that point in time is the date at which the title of the goods is transferred to the customer.
Contract liabilities consist of billings or payments received in advance of revenue recognition. Contract assets consist of revenue recognised in advance of billings or payments.
Loss-making contracts
For collaborations that meet the criteria under IFRS 15, management judgement is required to determine whether the unavoidable costs of meeting the obligations under each collaboration arrangement exceed the economic benefits expected to be received under it. Where such costs are in excess of our best estimate of future revenues to be generated from the arrangement a provision is recorded in accordance with IAS 37. Management have assessed that no provision for future operating losses is required as at December 31, 2021.
Share-based compensation
We operate equity-settled, share-based compensation plans whereby certain of our employees and directors are granted awards over the shares in our company. In addition to our existing Share Option plans, during 2021 we introduced a Restricted Stock Unit, or RSU scheme.
We measure share options with service-based vesting granted to employees, non-employees and directors based on the fair value on the date of grant using the Black-Scholes option-pricing model. We measure restricted stock unit, or RSU, awards using the difference between the purchase price per share of the award, if any, and the fair value of our ordinary shares at the date of grant. Compensation expense for the awards is recognised over the requisite service period, which is generally the vesting period of the respective award. Our RSU awards also contain a liquidity event condition, which were satisfied upon our initial public offering in October 2021. Therefore, our management’s estimate of the date on which this condition would be satisfied is also factored into the period over which the compensation expense is amortised. We use the straight-line method to record the expense of awards that have only service-based vesting conditions. We account for forfeitures of share-based awards as they occur.
We classify share-based compensation expense in our consolidated statement of loss and other comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.
Determination of fair value of ordinary shares
Prior to our initial public offering in October 2021, as there was no public market for our ordinary shares (or ADSs), the estimated fair value of our ordinary shares for each option grant was determined by our management considering our most recently available third-party valuation of our ordinary shares, and our management’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide.
Estimates by our board of directors will not be necessary to determine the fair value of ordinary shares as a public trading market for our ADSs has been established in connection with the completion of our initial public offering in October 2021.
Purchase price allocation estimates
We acquired Allcyte on August 18, 2021. Establishing the purchase price allocation for the acquisition involves estimation to establish the fair value of the IP intangible capitalised and to estimate the useful economic life over which the intangible should be amortised. A market participation valuation methodology has been applied in order to estimate the intrinsic value of the technology IP acquired in the acquisition by taking into account the increased probability of success that a market participant might derived from utilising Allcyte’s technology in the design, development and commercialisation of drug candidates over time.
Leases
Our right of use assets and lease liabilities associated with leases for leasehold properties are recognised at lease commencement date based on the present value of minimum lease payments over the lease term. Since the rate implicit in the lease is not readily determinable, we use the incremental borrowing rates based on indicative borrowing rates that would be available based on the value, currency and borrowing term provided by financial institutions, adjusted for company and market specific factors. This incremental borrowing rate is the rate of interest that we would have to pay to borrow on a collateralised basis on an amount equal to the lease payments over a similar term in a similar economic environment based on the information available at commencement date in determining the discount rate used to calculate the present value of lease payments.
Deferred tax recoverability
Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases.
A deferred tax asset is recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.
Management has made a judgement about the availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilised. At December 31, 2021 and 2020, the board of directors decided not to recognise a deferred tax asset of £31.8 million and £4.6 million, respectively, relating to losses, share-based payment charges and other timing differences due to the uncertainty involved in determining the future profitability of our company.

    Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our executive officers and directors, including their ages as of March 1, 2022.

Name	Age	Position(s)
Executive Officers:
Andrew L. Hopkins, DPhil	50	Founder, Chief Executive Officer and Director
Ben Taylor	44	Chief Financial and Strategy Officer and Director
David Hallett, Ph.D.	52	Chief Operations Officer
Garry Pairaudeau, Ph.D.	56	Chief Technology Officer
Non-Executive Directors:
David Nicholson, Ph.D.(1)(2)(3)	67	Chairman of the Board of Directors
Elizabeth Crain(1)(2)(3)	57	Director
Robert Ghenchev	39	Director
Mario Polywka, DPhil(1)(2)(3)	59	Director
Joanne Xu	44	Director
________
(1)Member of the audit committee
(2)Member of the renumeration committee
(3)Member of the nomination and corporate governance committee
Executive Officers
Andrew L. Hopkins, DPhil, founded Exscientia and has acted as Chief Executive Officer and served on our board of directors since our inception in 2012. Prior to founding Exscientia, Dr. Hopkins spent near 10 years at Pfizer Inc., from 1998 to 2007, and 5 years in academia. He is also an honorary professor at the School of Life Sciences, University of Dundee, where he previously held the Chair of Medicinal Informatics from 2007 to 2020 and was the SULSA Research Professor of Translational Biology from 2007 to 2020. He was also the Director of Scottish Universities Life Sciences Alliance (SULSA) from 2011 to 2016. Dr. Hopkins holds a first class B.Sc (Hons) from the University of Manchester, conducted his graduate research at Wadham College, Oxford, University of Oxford and earned his Doctor of Philosophy degree in Molecular Biophysics from University of Oxford. We believe his extensive experience in the healthcare industry and being a founder of our company qualifies him to serve on our board of directors.
Ben Taylor serves as our Chief Financial and Strategy Officer and as a member of the board of directors, having joined Exscientia in November 2020. Mr. Taylor has more than two decades of experience, including 15 years in healthcare investment banking, primarily at Goldman Sachs & Co. LLC, or Goldman Sachs, and seven years in biotech and healthtech executive roles. During this period, Mr. Taylor focused on strategy, financings, communications, clinical development and business development in the biopharmaceutical industry. Prior to joining Exscientia, Mr. Taylor was interim Chief Financial Officer at Aetion, Inc., a healthtech company using real world data analytics to optimise biopharma clinical development and commercialisation, from April 2020 to November 2020. Mr. Taylor served as President and Chief Financial Officer for Tyme Technologies, Inc., where he oversaw operations for the oncology company from April 2017 to August 2020. Mr. Taylor served as Head of Commercial Pharma, Managing Director for Barclays Capital Inc. from February 2016 to March 2017 and in a variety of roles with Goldman Sachs from July 2006 to February 2016. He received a B.A. with Honors from Brown University in East Asian Studies. We believe his extensive experience in the healthcare industry qualifies him to serve on our board of directors.

David Hallett, Ph.D., has served as our Chief Operations Officer since January 2020. Dr. Hallett has more than two decades of experience in drug discovery and alliance management. Prior to joining Exscientia, Dr. Hallett served as Executive Vice President of Chemistry and Executive Vice President of Alliance Management at Evotec from September 2005 to December 2019. Dr. Hallett trained as a medicinal chemist and served as a Research Fellow at Merck & Co., Inc. He holds a B.A. from the University of Cambridge in Natural Sciences, a Ph.D. from the University of Manchester in Synthetic Organic Chemistry and was a post-doctoral fellow in Synthetic Organic Chemistry at the University of Texas Austin.
Garry Pairaudeau, Ph.D., has served as our Chief Technology Officer since November 2020. Dr. Pairaudeau has more than 25 years of experience in the drug hunting and technology leadership space. Prior to joining Exscientia, Dr. Pairaudeau served as Head of Hit Discovery at AstraZeneca plc from January 2017 to November 2020 and as Head of External Sciences from October 2014 to January 2017. He was also Chair of the Global Chemistry Leaders Network. Dr. Pairaudeau holds a Bachelor of Science and Ph.D. in Chemistry from Southampton University and was a post-doctoral fellow at the University of California, Irvine.
Non-Executive Directors
David Nicholson, Ph.D., has served on our board of directors since October 2020. Dr. Nicholson joined Exscientia having held senior US-based leadership roles in the pharmaceutical industry, most recently as Executive Vice President and Chief R&D Officer at Allergan plc. Dr. Nicholson joined Allergan plc (then known as Actavis plc) as Senior Vice President, Global Brands R&D in August 2014. Previously, he served as Chief Technology Officer and EVP, R&D for Bayer Crop Science from March 2012 to August 2014; Vice President of Licensing and Knowledge Management at Merck & Co., Inc. from 2009 to December 2011; and Senior Vice President, responsible for Global Project Management and Drug Safety at Schering-Plough Corporation from 2007 to 2009. From 1988 to 2007, Dr. Nicholson held various leadership positions at Organon International, where he most recently served as Executive Vice President, Research & Development and was a member of the company’s Executive Management Committee. Dr. Nicholson also serves on the board of directors of Actinium Pharmaceuticals Inc. and Science Exchange, Inc. He received a B.Sc. from the University of Manchester and his Ph.D. from the University of Wales. We believe his extensive experience in the healthcare industry qualifies him to serve on our board of directors.
Elizabeth Crain has served on our board of directors since February 2021. Ms. Crain is a co-founder of Moelis & Company and has served as Chief Operating Officer of Moelis & Company since 2007, where she leads the firm’s global strategy, infrastructure and business management functions. Ms. Crain has been in the investment banking and private equity industries for over 30 years as a banker, principal and operations executive. Prior to founding Moelis & Company, Ms. Crain worked at UBS Group AG, or UBS, from 2001 to 2007, where she was most recently a Managing Director in the UBS Investment Bank Office of the CEO and President, Manager of the Investment Bank Client Committee, a member of the Investment Bank Board, and previously Chief Operating Officer and Chief Administrative Officer of the UBS Investment Banking Department Americas franchise. Before joining UBS, Ms. Crain was in the private equity industry from 1997 to 2001. She began her career in investment banking in 1988 at Merrill Lynch. Ms. Crain serves on the Graduate Executive Board of The Wharton School and the Board of Trustees of The Windward School. Ms. Crain holds a B.S. from Arizona State University and an M.B.A. from the Wharton School at the University of Pennsylvania. We believe that Ms. Crain’s experience in finance and business development qualifies her to serve on our board of directors.

Robert Ghenchev has served on our board of directors since May 2020. Mr. Ghenchev has been employed by Novo Holdings since January 2018 (and since August 2019, by its wholly owned subsidiary, Novo Holdings Equity US Inc., which provides certain consulting services to Novo Holdings). He is currently employed as a Senior Partner, with responsibility over Growth Equity investments. Before joining Novo Holdings, Mr. Ghenchev was a Senior Vice President at Moelis & Company in London from April 2010 to January 2018, where he focused on mergers and acquisitions within the healthcare industry. Prior to Moelis, Mr. Ghenchev was part of the UK Mergers & Acquisitions team at Deutsche Bank in London from June 2007 to April 2010. Mr. Ghenchev also currently serves on the Boards of Tempus Labs, Inc., Oxford Biomedica plc, Mission Bio, Inc. and MightyOwl, Inc. Mr. Ghenchev holds a J.Hons. B.A. degree in Finance and Economics from McGill University and a M.Sc. degree in Financial Economics from the University of Oxford. We believe that Mr. Ghenchev’s experience in finance and business development qualifies him to serve on our board of directors.
Mario Polywka, DPhil, has served on our board of directors since September 2017 and on our Audit Committee since June 2021. Dr. Polywka was Chief Operating Officer of Evotec SE before retiring in 2018 and has been a member of the Supervisory Board of Evotec SE since June 2019. Dr. Polywka also currently serves on the C4X Discovery Holdings plc, Boards of Forge Therapeutics Inc., Blacksmith Medicines Inc., and Orbit Discovery Limited, and is a Senior Advisor with MCF Corporate Finance. Dr. Polywka has previously served on the Boards of Nanotether Discovery Services Limited from 2015 to 2016, Pharminox Ltd. from 2003 to 2018, and Glycoform Ltd. from 2004 to 2010. Dr. Polywka was a Founding Chemist of Oxford Asymmetry International (OAI) in 1991, became Director of Chemistry in 1993 and became a member of the Board of Directors in 1996. In 1999 he was appointed Chief Operating Officer and in 2000 Chief Executive Officer of OAI plc. From 1989 to 1991 he worked as Senior Chemist at Oxford Chirality Ltd., the predecessor to OAI. Dr Polywka received a doctorate from the University of Oxford in Mechanistic Organometallic Chemistry under Professor Steve Davies and continued at Oxford with post-doctoral studies on the Biosynthesis of Penicillins under Professor Sir Jack Baldwin. Dr. Polywka is a Fellow of the Royal Society of Chemistry. We believe Dr. Polywka’s breadth of experience in managing growth, operations and business development in the biopharma and life sciences industries qualifies him to serve on our board of directors.
Joanne Xu has served on our board of directors since April 2021. Ms. Xu has been a Partner at SoftBank Investment Advisors since January 2020. Before joining SoftBank Investment Advisors, Ms. Xu was a Managing Director at Goldman Sachs in Asia from August 2008 to January 2020. She began her career at Booz Allen Hamilton Inc. as a Senior Consultant from 2003 to 2006. Ms. Xu holds a B.A. in Japanese Language and Literature from Nanjing University, a master’s degree in Commerce from Waseda University and a M.B.A. from Harvard Business School. We believe Ms. Xu’s experience as an investor in the biopharma and life sciences industries qualifies her to serve on our board of directors.

Board Diversity Matrix (as of December 31, 2021)

Country of Principal Executive Offices:				United Kingdom
Foreign Private Issuer:				Yes
Disclosure Prohibited under Home Country Law:				No
Total Number of Directors:				7

Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction				0
LGBTQ+				0
Did Not Disclose Demographic Background				7
Family Arrangements and Selection Arrangements
There are no family relationships among any of our executive officers or directors.
B. Compensation
Compensation of Executive Officers and Directors
For the year ended December 31, 2021, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was £1,723,927. Of that aggregate amount, £1,156,652 was related to compensation paid to the members of our board of directors. In 2021, our highest paid director was Dr. Andrew Hopkins, our Chief Executive Officer, who received compensation of £492,387 for all services he provided to us.
We maintain performance-based bonus arrangements with specific executives pursuant to the terms of their service agreements (or otherwise pursuant to our discretionary annual bonus arrangements). The compensation amounts above include bonus amounts in respect of the year ended December 31, 2021 payable to members of our board of directors and our executive officers of £360,614, of which £159,750 relates to bonus amounts owing to our Chief Executive Officer. We do not set aside or accrue any amounts to provide pension, retirement or similar benefits to members of our board of directors or executive officers, although we made defined contribution pension contributions on behalf of our directors or executive officers in an aggregate amount of £14,524 during the year ended December 31, 2021, which amount is included in the foregoing aggregate compensation figure.

Name	Salary	Benefits	Pension (401(k))	Total Fixed Remuneration	Annual Bonus	Share Based Awards(1)	Total Remuneration
	£	£	£	£	£	£	£
Executive Officers
Andrew Hopkins(2)	329,000	3,000	1,000	333,000	160,000	3,393,000	3,886,000
Ben Taylor(3)	276,000	2,000	1,000	279,000	114,000	1,329,000	1,722,000
Non-Executive Directors
Mario Polywka	87,000	—	—	87,000	—	—	87,000
Robert Ghenchev(4)	—	—	—	—	—	—	—
Elizabeth Crain	48,000	—	—	48,000	—	566,000	614,000
Joanne Xu (4)	—	—	—	—	—	—	—
David Nicholson	136,000	—	—	136,000	—	329,000	465,000
________
(1)Represents number of awards granted during the year ended December 31, 2021 multiplied by the fair value per award at the grant date as determined in accordance with IFRS2 'Share-based payment'. See note 31 to our audited financial statements included elsewhere in this document for a discussion of the assumptions made by us in determining the fair value per award.
(2)Represents a performance-based cash bonus awarded to Dr. Hopkins in connection with the achievement of 2021 annual performance milestones (paid in 2022) pursuant to the terms of his amended and restated employment agreement. Dr. Hopkins was assigned a target bonus expressed as a percentage of his base salary, and the percentage for Dr. Hopkins for the portion of the year prior to our October 2021 initial public offering was set 33%, which percentage increased to 50% for the portion of the 2021 fiscal year after our initial public offering. For 2021, the board of directors determined to award Dr. Hopkins an annual bonus of $216,000 (reflecting an achievement level of 33% prior to our October 2021 initial public offering and 50% thereafter in addition to an exceptional bonus equal to 10% of base salary throughout the period consistent with the Company-wide 2021 bonus initiative), as reflected in the “Annual Bonus” column of the table above.
(3)Represents a performance-based cash bonus awarded to Mr. Taylor in connection with the achievement of 2021 annual performance milestones (paid in 2022) pursuant to the terms of his amended and restated employment agreement. Mr. Taylor was assigned a target bonus expressed as a percentage of his base salary, and the percentage for Mr. Taylor for the portion of the year prior to our October 2021 initial public offering was set 30%, which percentage increased to 35% for the portion of the 2021 fiscal year after our initial public offering. For 2021, the board of directors determined to award Mr. Taylor an annual bonus of $154,000 (reflecting an achievement level of 30% prior to our October 2021 initial public offering and 35% thereafter in addition to an exceptional bonus equal to 10% of base salary throughout the period consistent with the Company-wide 2021 bonus initiative), as reflected in the “Annual Bonus” column of the table above.
(4)Robert Ghenchev and Joanne Xu were originally nominated to our board of directors by Novo Holdings A/S and Softbank, respectively, pursuant to our Series D1 Shareholders’ Agreement, which granted a right to each of Novo Holdings A/S and Softbank to appoint an individual to our board. Both directors elected to forgo remuneration in respect of their services as non-executive directors.

Executive Officer Employment Arrangements and Director Service Agreements
The compensation for each member of our executive officers comprises the following elements: base salary, annual performance bonus, personal benefits (including healthcare and insurances and assistance with relocation, immigration and tax matters) pension or 401(k) plan and equity incentives. These equity incentives include participation in certain of the Legacy Plan and will include participation in the 2021 EIP. We entered into new service agreements with our executive officers and director service agreements with our executive directors, Andrew Hopkins and Ben Taylor in connection with our October 2021 initial public offering.

Executive Director Employment Agreements
Andrew Hopkins
Exscientia AI Limited entered into an amended and restated employment agreement with Dr. Andrew Hopkins, which governs the terms of his employment. Pursuant to this agreement, Dr. Hopkins is entitled to a gross annual base salary of £415,000, and is eligible to receive an annual performance bonus with a target amount of 50% of his annual base salary, as determined by our board of directors or the remuneration committee thereof. In respect of the part of the year prior to completion of our October 2021 initial public offering, Dr. Hopkins’ target bonus percentage shall remain at 33%.
The period of notice required to terminate Dr. Hopkins’ employment is 12 months. In addition to this, the agreement provides Dr. Hopkins with certain severance benefits, subject to his execution of an effective release of claims and compliance with certain post-termination obligations and resignation from all positions with us. Pursuant to Dr. Hopkins’ agreement, if Exscientia AI Limited terminates his employment without cause or he resigns for good reason (each as defined in the employment agreement), then he is eligible for severance benefits in the form of (i) a pro rata portion of his annual bonus for the year in which termination occurs (calculated to the date on which his employment terminates) (ii) a lump sum cash payment in an amount equal to any earned but unpaid annual bonus for the year immediately preceding the year in which termination occurs, (iii) vesting acceleration for all outstanding equity awards so he shall be treated, for vesting purposes, as if he had vested pro rata until the date on which his employment terminates (or, if later, the date on which his employment would have terminated had he not been paid in lieu of his notice period), and (iv) the payment of health insurance premiums for up to 12 months. If such termination without cause or resignation for good reason occurs within three months prior to or within 12 months following a change in control, then, in lieu of the severance benefits described above, Dr. Hopkins is eligible for severance benefits in the form of (i) continued base salary and payment of health insurance premiums for up to 18 months (reduced by any base salary payments made to Dr. Hopkins in respect of any notice period during which he is not required to provide any services), (ii) a payment equal to one-and-a-half (1.5) times his target bonus for the year in which termination occurs, (iii) a lump sum cash payment in an amount equal to any earned but unpaid annual bonus for the year immediately preceding the year in which termination occurs, and (iv) vesting acceleration for all outstanding equity awards.
We have also entered into a director appointment letter with Dr. Hopkins in respect of his appointment as an executive director of Exscientia plc. Dr. Hopkins will not receive any additional compensation in respect of his role as an executive director.
Ben Taylor
Exscientia AI Limited entered into an amended and restated employment agreement with Ben Taylor, which governs the terms of his employment. Pursuant to this agreement, Mr. Taylor is entitled to a gross annual base salary of £275,000 and is eligible to receive an annual performance bonus with a target amount of 35% of his annual base salary, as determined by our board of directors or the remuneration committee thereof. In respect of the part of the year prior to completion of our October 2021 initial public offering, Mr. Taylor’s target bonus percentage shall remain at 30%. Mr. Taylor’s annual base salary will increase to £310,000, effective as at January 1, 2022.
The period of notice required to terminate Mr. Taylor’s employment is six months. In addition to this, the agreement provides Mr. Taylor with certain severance benefits, subject to his execution of an effective release of claims and compliance with certain post-termination obligations and resignation from all positions with us. Pursuant to Mr. Taylor’s agreement, if Exscientia AI Limited terminates his employment without cause or he resigns for good reason (each as defined in the employment agreement), then he is eligible for severance benefits in the form of (i) continued base salary and payment of health insurance premiums for up to 12 months (reduced by any base salary payments made to Mr. Taylor in respect of any notice period during which he is not required to provide any services), (ii) a pro rata portion of his annual bonus for the year in which termination occurs (calculated to the date on which his employment terminates or, if earlier, the date of commencement of any period of garden leave), (iii) a lump sum cash payment in an amount equal to any earned but unpaid annual bonus for the year immediately preceding the year in which termination occurs, and (iv) vesting acceleration for all outstanding equity awards so he shall be treated, for vesting purposes, as if he had vested pro rata until the date on which his employment terminates (or, if later, the date on which his employment would have terminated had he not been paid in lieu of his notice period). If such termination without cause or resignation for good reason occurs within three months prior to or within 12 months following a change in control, then, in lieu of the severance benefits described above, Mr. Taylor is eligible for severance benefits in the form of (i) continued base salary and payment of health insurance premiums for up to 12 months (reduced by any base salary payments made to Mr. Taylor in respect of any notice period during which he is not required to provide any services), (ii) a payment equal to one (1) times his target bonus for the year in which termination occurs, (iii) a lump sum cash payment in an amount equal to any earned but unpaid annual bonus for the year immediately preceding the year in which termination occurs, and (iv) vesting acceleration for all outstanding equity awards.
We also entered into a director appointment letter with Mr. Taylor in respect of his appointment as an executive director of Exscientia plc. Mr. Taylor will not receive any additional compensation in respect of his role as an executive director.
Non-Executive Director Appointment Letters
Non-executive directors are engaged on letters of appointment that set out their duties and responsibilities. The non-executive directors do not receive benefits upon termination or resignation from their respective positions as directors. Under the non-executive director appointment letters, our non-executive directors are entitled to receive annual fees in accordance with our non-executive director remuneration policy as described below, and in each case inclusive of fees payable for all duties.
Non-Executive Director Remuneration Policy
In August 2021, following advice from its compensation consultant, our board of directors adopted a non-executive director remuneration policy.
Cash Compensation
Under this policy, we will pay each of our non-executive directors a cash retainer for service on our board of directors and committees of our board of directors. The annual cash compensation amount set forth below is payable to eligible directors under the policy in equal quarterly installments, payable in arrears on the last day of each fiscal quarter in which the service occurred.
If an eligible director joins our board of directors or a committee of our board of directors at a time other than effective as of the first day of a fiscal quarter, each annual retainer set forth below will be pro-rated based on days served in the applicable fiscal year, with the pro-rated amount paid for the first fiscal quarter in which the eligible director provides the service and regular full quarterly payments thereafter.
All annual retainers are vested upon payment. At their election, eligible directors residing in the United Kingdom will be paid the applicable amounts converted from U.S. dollars to pounds sterling at the time of payment.

Directors are eligible to receive cash compensation as follows:
•Annual Board of Directors Service Retainer:
▪All Eligible Directors: $50,000
▪Independent Chair of the Board of Directors Service Retainer (in addition to Eligible Director Service Retainer): $40,000
•Annual Committee Chair Service Retainer (in addition to Annual Committee Member Service Retainer):
▪Chair of the Audit Committee: $20,000
▪Chair of the Remuneration Committee: $15,000
▪Chair of the Nominations and Governance Committee: $10,000
Equity Compensation
In addition to cash compensation, each eligible director may receive the equity compensation set forth below, which compensation is granted under the Non-Employee Sub-Plan to our 2021 EIP. All share options granted under this policy will be nonstatutory stock options, with an exercise price per share equal to 100% of the fair market value (as such term is defined in our 2021 EIP) of the underlying shares on the date of grant, and a term of ten years from the date of grant, subject to earlier termination in connection with a termination of service (as such term is defined in our 2021 EIP).
Initial Grant
Each eligible director who is first elected or appointed to our board of directors, will automatically, and without further action by our board of directors or the Remuneration Committee of our board of directors, upon the date of his or her initial election or appointment to be an eligible director (or, if such date is not a market trading day, the first market trading day thereafter), be granted equity awards in respect of an estimated $500,000 of ordinary shares to be delivered in equal proportions of options and restricted stock units unless the eligible director requests to be granted a greater proportion of options, or the Initial Grant. The shares subject to each Initial Grant will vest in equal monthly instalments over a three-year period such that the option or restricted stock is fully vested on the third anniversary of the date of grant; provided, that the eligible director continues to be a service provider (as such term is defined in our 2021 EIP) through each such vesting date.
Annual Grant
At the close of business on the date of each of our annual general meetings, each eligible director who continues to serve as a non-employee member of our board of directors at such time will be automatically, and without further action by our board of directors or the Remuneration Committee of our board of directors, be granted an equity award in respect of an estimated $250,000 of ordinary shares to be delivered in equal proportions of options and restricted stock units unless the eligible director requests to be granted a greater proportion of options, or the Annual Grant. The shares subject to the Annual Grant will vest at the earlier of (i) the one-year anniversary of the date of grant and (ii) the day immediately prior to the date of our next annual general meeting; provided, that the eligible director continues to be a service provider (as defined in the 2021 EIP) through such vesting date.

Vesting
All vesting is subject to the eligible director continuing to be a service provider (as such term is defined in our 2021 EIP) on each applicable vesting date.
Expenses
We will also reimburse our directors for their reasonable out-of-pocket expenses in connection with attending board and committee meetings.
Outstanding Equity Awards, Grants and Option Exercises

Name	Ordinary Share Underlying Option Award	Exercise Price	Grant Date	Expiry date
Executive Officers
Andrew L. Hopkins, DPhil (2)	750,000	£0.03	April 3, 2021	April 3, 2031
Ben Taylor(1)(2)(3)	375,000	£0.02	November 27, 2020	November 26, 2030
	120,000	£0.03	April 3, 2021	April 3, 2031
	105,000	£0.08	July 1, 2021	July 1, 2031
David Hallett, Ph.D.(2)(4)	375,000	£0.02	May 22, 2020	May 21, 2030
	120,000	£0.03	April 3, 2021	April 3, 2031
Garry Pairaudeau, Ph.D.(2)(3)	300,000	£0.02	November 27, 2020	November 26, 2030
	120,000	£0.03	April 3, 2021	April 3, 2031
Non-Executive Directors
David Nicholson, Ph.D.(1)	150,000	£—	July 1, 2021	July 1, 2031
Elizabeth Crain(1)	75,000	£—	July 1, 2021	July 1, 2028
Robert Ghenchev	-	-	-
Mario Polywka, DPhil (5) (6)	3,900	£0.02	October 18, 2019	October 17, 2029
	75,000	£0.02	June 15, 2020	June 14, 2030
Joanne Xu	-	-	-	-
_____
Notes to the equity awards table
(1)Awards granted on July 1, 2021 vest over a four- year period from the start date of the grant. Twenty-five percent of the shares subject to the July 1, 2021 award vest on the first anniversary of the vesting commencement date, and the remaining shares vest in quarterly installments thereafter, subject to the officer’s continued service through each vesting date.
(2)Options granted on April 3, 2021 vest over a four- year period from the start date of the grant. Twenty-five percent of the shares subject to the April 3, 2021 award vest on the first anniversary of the vesting commencement date, and the remaining shares vest in quarterly installments thereafter, subject to the officer’s continued service through each vesting date.
(3)Options granted on November 27, 2020 vest over a four-year period from the start date of the grant. Twenty-five percent of the shares subject to the November 27, 2020 award vest on the first anniversary of the date of starting employment and each anniversary thereafter, subject to the officer’s continued service through each vesting date.
(4)Options granted to David Hallett on May 22, 2020 vest over a four year period. Twenty-five percent of the shares subject to the May 22, 2020 award vest on the date of the grant, and the remaining shares vest on the first anniversary of the date of starting employment and each anniversary thereafter, subject to the officer’s continued service through each vesting date.
(5)Options granted to Mario Polywka on June 15, 2020 vest over a three year period. Thirty-seven point five percent of the shares subject to the June 15, 2020 award vested on May 22 2021, with an additional thirty-seven point five percent the year after with the final twenty-five percent vesting on May 22, 2023.
(6)Options granted to Mario Polywka l on October 18, 2019 vest over a three year period. A third of the shares subject to the October 18, 2019 award vested on May, 28 2020 with the remaining shares vesting each year thereafter until May 28, 2022.

The principal features of our equity incentive plans are summarised below. These summaries are qualified in their entirety by reference to the actual text of the plan, each of which are filed as exhibits to this annual report.
Equity Incentive Plans
We have granted options and equity incentive awards under our: (1) 2019 Company Share Option Plan, as amended, or the 2019 CSOP; (2) 2018 Unapproved Share Option Plan, as amended, or the 2018 USOP; (3) RSU sub-plan to the 2018 USOP; and (4) 2016 Enterprise Management Incentive Plan, or the 2016 EMI Plan. No further options or awards will be granted under these plans, or the Legacy Plans, following the adoption of the 2021 Equity Incentive Plan, or the 2021 EIP. We have also granted options and equity incentive awards under the 2021 EIP.
The principal features of our equity incentive plans are summarised below. These summaries are qualified in their entirety by reference to the actual text of the applicable plan, which is filed as exhibits to the registration statement of which this annual report is a part.
2021 Equity Incentive Plan
The 2021 EIP was adopted by our board of directors on August 11, 2021 and allows for the grant of equity-based incentive awards to our employees and directors, including directors who are also our employees. The material terms of the 2021 EIP are summarised below.
Eligibility and administration
Our employees, executive directors and employees of our subsidiaries are eligible to receive awards under the 2021 EIP. Our consultants, and non-executive directors and those of our subsidiaries, are eligible to receive awards under the Non-Employee Sub-Plan to the 2021 EIP described below. Our U.K. employees who meet the criteria under the Company Share Option Plan, or CSOP, regime, including that they do not have a material interest in our company (being either beneficial ownership of, or the ability to control directly or indirectly, more than 30% of our ordinary share capital) may be granted options under the CSOP Sub-Plan to the 2021 EIP described below. CSOP options can only be granted for so long as we continue to meet the criteria under the CSOP regime. Persons eligible to receive awards under the 2021 EIP (including the Non-Employee Sub-Plan and the CSOP Sub-Plan) are together referred to as service providers below.
Except as otherwise specified, references below to the 2021 EIP include the Non-Employee Sub-Plan and the CSOP Sub-Plan.
The 2021 EIP is administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to as the Plan Administrator below), subject to certain limitations imposed under the 2021 EIP, and other applicable laws and Nasdaq rules. The Plan Administrator has the authority to take all actions and make all determinations under the 2021 EIP, to interpret the 2021 EIP and award agreements and to adopt, amend and repeal rules for the administration of the 2021 EIP as it deems advisable. The Plan Administrator also has the authority to determine which eligible service providers receive awards, grant awards, set the terms and conditions of all awards under the 2021 EIP, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2021 EIP.

Shares available for awards
As of December 31, 2021, the maximum number of ordinary shares, or the Share Reserve, that was reserved for issuance under our 2021 EIP was 10,479,300 ordinary shares. No more than 20,126,700 ordinary shares may be issued under the 2021 EIP upon the exercise of incentive share options. In addition, the number of ordinary shares reserved for issuance under our 2021 EIP will automatically increase on January 1 of each year, commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to 5% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser (but not greater) number of ordinary shares. Ordinary shares issued under the 2021 EIP may be new shares, shares purchased on the open market or treasury shares.
If an award under the 2021 EIP, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2021 EIP.
If an option granted under the Legacy Plans prior to its effective date expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited on or after its effective date, any unused shares subject to the option will, as applicable, become available for new grants under the 2021 EIP and shall be added to the Share Reserve, up to a maximum of 9,647,400 ordinary shares.
Awards granted under the 2021 EIP in substitution for any options or other equity or equity-based awards granted by an entity before such entity’s merger or consolidation with us or our acquisition of such entity’s property or stock will not reduce the number of ordinary shares available for grant under the 2021 EIP, but will count against the maximum number of ordinary shares that may be issued upon the exercise of incentive stock options.
Options granted under the CSOP Sub-Plan are subject to individual and overall limits as specified by the CSOP regime from time to time.
References in this summary to ordinary shares include an equivalent number of our ADSs.
Awards
The 2021 EIP provides for the grant of options (which may be market value or otherwise, subject to local laws), share appreciation rights (which may be market value or otherwise, subject to local laws), or SARs, restricted shares, restricted share units, or RSUs, and other share-based awards. All awards under the 2021 EIP will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms, change of control provisions and post-termination exercise limitations. A brief description of each award type follows.
Options and SARs. Options provide for the purchase of our ordinary shares in the future at an exercise price set at no less than the nominal value (market value in the case of participants subject to taxation in the United States or options granted under the CSOP Sub-Plan) of an ordinary share on the grant date. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The Plan Administrator will determine the number of shares covered by each option and SAR, and the conditions and limitations applicable to the exercise of each option and SAR. Only options may be granted under the CSOP Sub-Plan.

Restricted shares and RSUs. Restricted shares are an award of non-transferable ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver our ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. The Plan Administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares and RSUs will be determined by the Plan Administrator, subject to the conditions and limitations contained in the 2021 EIP.
Other share-based awards. Other share-based awards are awards of fully vested ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, our ordinary shares or other property. Other share-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The Plan Administrator will determine the terms and conditions of other share-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.
Performance criteria
The Plan Administrator may set performance goals in respect of any awards in its discretion.
Certain transactions
In connection with certain corporate transactions and events affecting our ordinary shares, including a change of control, another similar corporate transaction or event, the Plan Administrator has broad discretion to take action under the 2021 EIP. This includes cancelling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2021 EIP and replacing or terminating awards under the 2021 EIP. In addition, in the event of certain equity restructuring transactions, the Plan Administrator will make equitable adjustments to the limits under the 2021 EIP and outstanding awards as it deems appropriate to reflect the transaction. The treatment of CSOP options in connection with such a transaction is subject to the requirements of the CSOP regime.
Plan amendment and termination
Our board of directors may amend or terminate the 2021 EIP at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2021 EIP, may materially and adversely affect an award outstanding under the 2021 EIP without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2021 EIP will remain in effect until the tenth anniversary of its effective date unless earlier terminated by our board of directors. No awards may be granted under the 2021 EIP after its termination.
Transferability and participant payments
Except as the Plan Administrator may determine or provide in an award agreement, awards under the 2021 EIP are generally non-transferrable, except to a participant’s designated beneficiary, as defined in the 2021 EIP. With regard to tax and/or social security withholding obligations arising in connection with awards under the 2021 EIP, and exercise price obligations arising in connection with the exercise of options under the 2021 EIP, the Plan Administrator may, in its discretion, accept cash, wire transfer or check, our ordinary shares that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the Plan Administrator deems suitable or any combination of the foregoing, subject, in the case of CSOP options, to the requirements of the CSOP regime.
Non-U.S. and Non-U.K. participants
The Plan Administrator may modify awards granted to participants who are non-U.S. or U.K. nationals or employed outside the U.S. and the U.K. or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such international jurisdictions with respect to tax, securities, currency, employee benefit or other matters or to enable awards to be granted in compliance with a tax favourable regime that may be available in any jurisdiction.
Non-Employee Sub-Plan
The Non-Employee Sub-Plan governs equity awards granted to our non-executive directors, consultants, advisers and other non-employee service providers and provides for awards to be made on identical terms to awards made under our 2021 EIP.
Legacy Plans
2019 Company Share Option Plan
Overview
The 2019 CSOP was adopted on November 27, 2019, as amended on April 3, 2021 and is intended to qualify as a “company share option plan” that meets the requirements of Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003, or ITEPA. Options granted under the 2019 CSOP are potentially UK tax favoured options up to an individual limit of £30,000 calculated by reference to the market value of the shares under option at the date of grant.
Options granted under the 2019 CSOP must have an exercise price equal to or more than the market value of a share on the date of grant and, where the exercise of an option is to be satisfied by newly issued shares, the exercise price must not be less than the nominal value of a share.
Participation / Eligibility and Administration
Options granted under the 2019 CSOP are granted by the board of directors in its absolute discretion to employees that qualify to be granted an option under Schedule 4 of ITEPA.
Vesting and Exercise of Options
Options granted under the 2019 CSOP may be granted subject to a vesting schedule containing one or more time-based conditions and additionally, or in the alternative, specific performance conditions that must be met before all or part of an option can be exercised. The board of directors has discretion to determine whether and the extent to which a performance condition has been satisfied.
The board of directors may vary or waive one or more performance conditions attaching to an option, provided that such variation to a performance condition can only be effected by the board of directors if an option becomes exercisable before the end of the period over which the original performance condition was to be assessed or it reasonably considers that the performance condition is no longer an appropriate measure of performance. Such varied performance condition must be no more difficult to satisfy than when the original performance condition was set and not materially easier to satisfy than the original performance condition was at the original option’s grant date.

Options granted under the 2019 CSOP may not be exercised after the tenth anniversary of the date of grant and generally may only be exercised on the earliest of (1) the company coming under the control (as defined in section 719 ITEPA) of another person; (2) a court sanctioned scheme of arrangement; (3) shareholders becoming bound by a non-UK reorganisation; or (4) a person becoming bound or entitled to acquired shares under sections 979 to 985 of the Companies Act; or (5) the vesting conditions specified in the applicable option agreement being met. Options may also be exercised by certain by participants that cease to be employed by us. See “Cessation of Employment” below.
Terms Generally Applicable to Options
Save for transferring an option to a deceased option holder’s personal representative on their death, options granted under the 2019 CSOP cannot be transferred, assigned or have any charge or other security created over them.
Options granted under the 2019 CSOP will lapse on the earliest of the following:
•an attempt to transfer, assign or encumber the option (save for a transfer to a personal representative on death);
•a performance condition failing to be met that results in the entire option being incapable of exercise;
•the lapse date stated in the relevant option agreement;
•the first anniversary of an option holder’s death;
•the day after the option holder ceases to be an employee or director of the company if the options were unvested, save that:
•if cessation of employment is due to injury, ill-health, disability, a transfer of one of our businesses out of the group, retirement or redundancy (within the meaning of the Employment Rights Act 1996), options will be exercisable for six months after cessation of employment; and
•our board of directors may determine within 90 days of cessation of employment that options may remain exercisable for a specified period of time post-cessation of employment;
•90 days after the option holder ceases to be employed by the company if the options were vested and cessation of employment was not due to summary dismissal;
•six months after the company coming under the control (as defined in section 719 ITEPA) of another person; (2) a court sanctioned scheme of arrangement; or (3) shareholders becoming bound by a non-UK reorganisation;
•six months after a reorganisation of the company if a replacement option is offered in the acquirer as part of the reorganisation; or
•the option holder becoming bankrupt.

Cessation of Employment
If an option holder that holds an unvested option ceases to be employed by us, their option will lapse and cease to be exercisable on the day after the option holder ceases to be employed by the company unless:
•cessation of employment is due to injury, ill-health, disability, a transfer of one of our businesses out of the group, retirement or redundancy (within the meaning of the Employment Rights Act 1996), in which case the option will be exercisable for six months after cessation of employment; or
•our board of directors determine within 90 days of cessation of employment that the option may remain exercisable for a specified period of time post-cessation of employment.
If an option holder that holds a vested option ceases to be employed by the company and such cessation of employment was not due to summary dismissal, they may exercise their vested option for a period of 90 days after cessation of employment, after which, the option will lapse.
If an option holder ceases to be employed by reason of summary dismissal, the option shall not be capable of exercise unless our board of directors determine within 90 days of cessation of employment that the option may remain exercisable for a specific period of time post-cessation of employment.
Corporate Transactions
If (1) a person or entity acquires control (as defined in section 719 ITEPA) of the company, (2) a court sanctions a scheme of arrangement or (3) shareholders become bound to a non-UK reorganisation, option holders shall be entitled to exercise their options in whole or in part within the period of six (6) months beginning with the date when such relevant event occurs, and to the extent that an option is not exercised within such period it shall lapse and cease to be exercisable. However, in anticipation of the completion of any of the events described in clauses (1) through (3) above, the board of directors may in its absolute discretion make arrangements to permit outstanding options to be exercisable during a period of 20 days ending immediately before such event occurs. If options are not exercised within this period, they shall lapse immediately upon expiry of such period.
A change of control will not trigger a right to exercise options in a scenario in which the acquirer is an entity under which the ultimate beneficial ownership of the remains the same and such entity offers a replacement option to the option holders. If a replacement option is not accepted by option holders in this scenario, their options will lapse six months after the change of control.
Amendments to 2019 CSOP
The board of directors can amend the 2019 CSOP from time to time save that such amendments (1) cannot be made if it would mean that the 2019 CSOP would no longer qualify under Schedule 4 of ITEPA; (2) cannot be made without option holders’ prior written consent if the amendment would have a material impact on their rights; or (3) require certain investor approvals if the amendment would (a) make existing options grants materially more generous; (b) increase option limits; or (c) expand the class of employees eligible to participate in the 2019 CSOP.

2018 Unapproved Share Option Plan
Overview
The 2018 USOP was adopted on February 13, 2018 and amended on September 25, 2019 and April 1, 2021, and provides for the grant of options over Ordinary shares or B Ordinary Shares (or an equivalent number of our ADSs) in the capital of the company.
Participation / Eligibility and Administration
Options granted under the 2018 USOP are granted by the board of directors to individuals.
Vesting and Exercise of Options
Options granted under the 2018 USOP may be granted subject to such vesting and exercise conditions as contained in the option agreement relating to such option.
Save where the context otherwise permits, or if otherwise determined by the board of directors, a vested option shall be capable of exercise on any business day. Options granted under the 2018 USOP may be exercised in whole or in part provided that, on any day, an option may be exercised over no fewer than the less of 25% of the vested shares, the total number of shares that remain exercisable at the time, and such other number as the board of directors may determine.
Options can potentially also be exercised by option holders if they cease to be employed or engaged. See “Cessation of Employment/Engagement” below.
Terms Generally Applicable to Options
Save for transferring an option to a deceased option holder’s personal representative on their death, options granted under the 2018 USOP cannot be transferred, assigned or have any charge or other security created over them.
Options granted under the 2018 USOP will lapse on the earliest of the following:
•the tenth anniversary of the date of grant;
•an attempt to transfer, assign or encumber the option (save for a transfer to a personal representative on death);
•the first anniversary of an option holder’s death;
•the date of cessation of employment or engagement if the option holder is a Bad Leaver (as defined below);
•if the option holder is a Good Leaver (as defined below):
•90 days after the date of cessation of employment or engagement in respect of the portion of the option that is exercisable on cessation (or 12 months if the Good Leaver reason is the death of the option holder); and
•the date of cessation of employment or engagement in respect of the portion of the option that is not exercisable on cessation;

•60 days after the completion of an asset sale or a share sale resulting in a change of control (or immediately after completion if option holders are given the opportunity to exercise their options by the board of directors prior to completion); or
•the option holder becoming bankrupt.
Cessation of Employment/Engagement
If an option holder ceases to be employed or engaged with us and:
•they are a Good Leaver, then:
•the portion of the option that is exercisable on cessation shall be exercisable for up to 90 days after the date of cessation of employment or cessation (or 12 months if the Good Leaver reason is the death of the option holder); and
•the portion of the option that is not exercisable on cessation shall lapse on the date of cessation; and
•they are Bad Leaver, the option shall lapse in full on the date of cessation.
For the purposes of the 2018 USOP:
“Good Leaver” means an option holder that becomes a leaver as a result of : (a) injury, ill-health or disability (evidenced to the reasonable satisfaction of the board of directors); (b) retirement; (c) redundancy within the meaning of the Employment Rights Act 1996; (d) death; (e) employment being solely with a company which is not the company or one of its subsidiaries or their employment being transferred to a person who is not a member of the company or one of its subsidiaries on completion of the sale of the business or part of the business to which their employment relates; or (f) the board of directors declaring the option holder a Good Leaver in its absolute discretion.
“Bad Leaver” means a leaver that is not a Good Leaver.
Corporate Transactions
If a person makes an offer for the company that results in a company reorganisation, an asset sale or a majority share sale giving rise to a change of control, the board of directors may in its absolute discretion and by notice in writing to all option holders declare all outstanding options to be exercisable in full during a period specified by the board of directors not exceeding three (3) months (and which period shall end immediately before the acquirer obtains control of the company if it has not already ended). If options are not exercised within this period, they shall lapse immediately upon expiry of such period. If no notice is given to the option holders, options shall lapse 60 days after the completion of a company reorganisation, asset sale or share sale resulting in a change of control.
In the event of the establishment of a new holding company, options shall be substituted for equivalent options over shares in the new holding company.
Amendments to 2018 USOP
The board of directors can make minor alterations or additions to the 2018 USOP from time to time to benefit the administration of the 2018 USOP, to take account of changes in legislation or to obtain or maintain favourable taxation or regulatory treatment for participants.

RSU Sub-Plan to the 2018 Unapproved Share Option Plan
The RSU Sub-Plan governs the terms of restricted stock unit awards, or RSUs, may be granted under the RSU Sub-Plan to the 2018 USOP. RSUs are contractual promises to deliver our ordinary shares or ADSs in the future and are subject to substantially the same terms to options granted under the 2018 USOP.
In connection with certain corporate transactions and events affecting our ordinary shares, including a change of control, another similar corporate transaction or event, our board of directors has broad discretion to take action under the RSU Sub-Plan. This includes cancelling RSUs for cash or property, accelerating the vesting of RSUs, providing for the assumption or substitution of RSUs by a successor entity, adjusting the number and type of shares subject to outstanding RSUs and replacing or terminating RSUs.
2016 Enterprise Management Incentive Plan
Overview
The 2016 EMI Plan was adopted on February 29, 2016 and is intended to qualify as an “enterprise management incentive,” or EMI, plan that meets the requirements of Schedule 5 to ITEPA.
The 2016 EMI Plan is operated on the same terms as the 2018 USOP but with the following differences:
Participation / Eligibility and Administration
Notwithstanding the company and option requirements, an individual is eligible to be granted EMI options under the 2016 EMI Plan if they satisfy the employee requirements of Schedule 5 to ITEPA.
Vesting and Exercise of Options
In addition to the terms described above for the 2018 USOP, the board of directors may in its absolute discretion declare an option to be exercisable to such extent as it determines upon the occurrence of a disqualifying event, as set out in sections 533-539 of ITEPA.
Corporate Transactions
In addition to the terms described above for the 2018 USOP, where there is a company reorganisation that includes the creation of a new holding company which has substantially the same identity and proportion of shareholders and such new holding company offers a replacement option to participants of the 2016 EMI Plan, options shall not be exercisable in connection with the aforesaid company reorganisation.
Insurance and Indemnification
To the extent permitted by the Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities and have entered into a deed of indemnity with each of our directors and executive officers .
Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C. Board Practices
Composition of our Board of Directors
Our board of directors is composed of seven members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that David Nicholson, Elizabeth Crain, Joanne Xu, Robert Ghenchev and Mario Polywka, each of whom serve on our board of directors, do not have a relationship that would interfere with the exercise of independent judgement in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.
In accordance with our articles of association in effect as of the date here, , one-third of our directors will retire from office at each annual general meeting of shareholders. See “Item 10.B – Additional Information – Memorandum and Articles of Association — Appointment of Directors, Classification and Reappointment of Directors.” At each annual general meeting, the directors whose terms expire will retire and are eligible for re-appointment by ordinary resolution at such annual general meeting. At each annual general meeting, the successors to directors whose terms then expire or the directors who have been re-appointed will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:
•Class I consists of Robert Ghenchev and Joanne Xu, whose terms will expire at our first annual general meeting held in 2022;
•Class II consists of David Nicholson, Mario Polywka and Elizabeth Crain whose terms will expire at our second annual general meeting held in 2023; and
•Class III consists of Andrew Hopkins and Ben Taylor, whose terms will expire at our third annual general meeting held in 2024.
Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.
Committees of our Board of Directors
Our board of directors has three standing committees: an audit committee, a remuneration committee and a nomination and corporate governance committee. The board has adopted a written charter for each of the committees that is available to securityholders on our website at https://investors.exscientia.ai/corporate-governance/governance-documents/.
Audit Committee
Our audit committee is composed of Elizabeth Crain, David Nicholson and Mario Polywka, and assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Elizabeth Crain serves as chairperson of the audit committee.
The audit committee consists exclusively of members of our board who are financially literate, and Elizabeth Crain is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.

The audit committee’s responsibilities include:
•monitoring the integrity of our financial and narrative reporting;
•reviewing accounting policies and key estimates and judgements;
•reviewing the appropriateness and completeness of the internal controls;
•recommending the appointment, re-appointment or removal of the independent auditor to the annual general meeting of shareholders;
•the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
•pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
•evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis;
•reviewing and discussing with the executive officers, the board of directors and the independent auditor our financial statements and our financial reporting process; and
•reviewing procedures for detection of fraud, whistleblowing and prevention of bribery, and reports on systems for internal financial control, financial reporting and risk management.
Remuneration Committee
Our remuneration committee is composed of Elizabeth Crain, David Nicholson and Mario Polywka, and assists the board of directors in determining executive officer compensation. Mario Polywka serves as chairman of the remuneration committee.
The remuneration committee’s responsibilities include:
•identifying, reviewing and proposing policies relevant to executive officer compensation;
•evaluating each executive officer’s performance in light of such policies and reporting to the board;
•analysing the possible outcomes of the variable remuneration components and how they may affect the remuneration of the executive officers;
•recommending any equity long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally;
•evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;
•reviewing and recommending to the board of directors the compensation of our directors; and
•reviewing and assessing risks arising from our compensation policies and practices.

Nomination and Corporate Governance Committee
Our nomination and corporate governance committee is composed of Elizabeth Crain, David Nicholson and Mario Polywka, and assists our board of directors in identifying individuals qualified to become members of our board and executive officers consistent with criteria established by our board and in developing our corporate governance principles. David Nicholson serves as chairman of the nomination committee.
The nomination and corporate governance committee’s responsibilities include:
•drawing up selection criteria and appointment procedures for directors;
•reviewing and evaluating the size and composition of our board and making a proposal for a composition profile of the board of directors at least annually;
•recommending nominees for election to our board of directors and its corresponding committees;
•assessing the functioning of individual members of our board of directors and executive officers and reporting the results of such assessment to the board of directors; and
•developing and recommending to the board rules governing the board, reviewing and reassessing the adequacy of such rules governing the board and recommending any proposed changes to the board of directors.
D. Employees
As of December 31, 2021, we had 285 employees and we continue to scale rapidly across all of our teams. Our people are highly educated and experienced, with more than 75% holding a Masters or higher qualification as of December 31, 2021, and more than 55% holding a PhD/DPhil or M.D. None of our employees are represented by labor unions or covered by collective bargaining agreements. However, in Austria, we are subject to a government-mandated collective bargaining agreement, which sets minimum wage expectations and grants employees additional benefits beyond those required by the local labour code. We consider our relationship with our employees to be good.

	At December 31,
Function	2019	2020	2021
Administrative	10	14	37
Research and development	42	77	248
Total	52	91	285
Geography
United Kingdom	50	89	242
European Union	0	0	29
United States	1	1	13
Japan	1	1	1
E. Share Ownership
For information regarding the share ownership of our directors and executive officers, see “Item 6.B – Compensation” and “Item 7.A – Major Shareholders.”

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2022 for:
•each beneficial owner of 5% or more of our outstanding ordinary shares;
•each of our directors and executive officers; and
•all of our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of March 1, 2022. Percentage ownership calculations are based on 120,886,527 ordinary shares outstanding as of March 1, 2022.
Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Our major shareholders do not have different voting rights than other holders of our ordinary shares. The information is not necessarily indicative of beneficial ownership for any other purpose.
Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are care of Exscientia plc The Schrödinger Building, Oxford Science Park, Oxford OX4 4GE, United Kingdom.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percentage Beneficially Owned
5% or Greater Shareholders:
Softbank Group Corp.(1)	18,977,218	15.7%
Evotec SE(2)	14,035,200	11.6%
Novo Holdings A/S(3)	13,086,600	10.8%
Entities affiliated with Blackrock Inc.(4)	6,524,500	5.4%
Executive Officers and Directors
Andrew Hopkins, DPhil, FRSE, FRSC(5)	19,098,600	15.8%
Ben Taylor(6)	134,100	*
David Hallett, Ph.D(7)	310,500	*
Garry Pairaudeau, Ph.D(8)	105,000	*
David Nicholson, Ph.D(9)	116,700	*
Elizabeth Crain(10)	36,900	*
Robert Ghenchev	-	*
Mario Polywka, Ph.D(11)	52,800	*
Joanne Xu	-	*
All current directors and officers as a group (9 persons)	19,854,600	16.4%
*    Represents beneficial ownership of less than 1%.
(1)Consists of 18,977,218 ordinary shares held by SVF II Excel (DE) LLC (the “Investor”). The sole member of the Investor is SVF II Investment Holdings (Subco) LLC (“SVF II Subco”). SVF II Subco has delegated investment discretion with regard to the securities held of record by the Investor to SB Global Advisors Limited (“SBGA”). The sole shareholder of SBGA is SoftBank Corp. SoftBank Corp. is controlled by its board of directors, which consists of Masayoshi Son, Yoshimitsu Goto, Ken Miyauchi, Kentaro Kawabe, Masami Iijima,

Yutaka Matsuo, Lip-Bu Tan, Keiko Erikawa, and Kenneth A. Siegel. Each of the aforementioned entities and individuals disclaims beneficial ownership of the securities held of record by the Investor. Ms. Xu is not deemed to hold any beneficiary ownership or reportable pecuniary interest in the shares held by Softbank Group Corp.
(2)Consists of 14,035,200 ordinary shares held by Evotec SE. The beneficial owner of the shares is Evotec SE. The address of Evotec SE is Essener Bogen 7, 22419 Hamburg, Germany.
(3)Consists of 13,086,600 ordinary shares held by Novo Holdings A/S. Novo Holdings A/S has the sole power to vote and dispose of the shares, and no individual or other entity is deemed to hold any beneficial ownership in the shares. Robert Ghenchev is employed as a Senior Partner at Novo Holdings Equity US Inc., which provides certain consultancy services to Novo Holdings A/S, and is a member of our board of directors. Mr. Ghenchev is not deemed to hold any beneficiary ownership or reportable pecuniary interest in the shares held by Novo Holdings A/S. The business address of Novo Holdings A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.
(4)The registered holders of the referenced shares are funds and accounts under management by subsidiaries of BlackRock, Inc. BlackRock, Inc. is the ultimate parent holding company of such subsidiaries. On behalf of such subsidiaries, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The address of such funds and accounts, such subsidiaries and such portfolio managers and/or investment committee members is 55 East 52nd Street, New York, NY 10055, United States.
(5)Consists of 16,500,000 ordinary shares held by Andrew Hopkins, 498,600 ordinary shares held by his spouse, Iva Hopkins Navratilova, and 2,100,000 ordinary shares held in trust by the Nia Hopkins Charitable Trust (the “Trust”). Dr. Hopkins is the sole trustee of the Trust and retains sole voting and dispositive power over the shares held by the Trust. Dr. Hopkins shares voting and dispositive power with respect to the shares held by his spouse.
(6)Consists of 10,500 ordinary shares as at March 1, 2022 and an additional 123,600 ordinary shares issuable upon exercise of options that are exercisable within 60 days of March 1, 2022.
(7)Consists of 1,500 ordinary shares as at March 1, 2022 and an additional 309,000 ordinary shares issuable upon exercise of options that are exercisable within 60 days of March 1, 2022.
(8)Consists of 105,000 ordinary shares issuable upon exercise of options that are exercisable within 60 days of March 1, 2022.
(9)Consists of 116,700 ordinary shares issuable upon exercise of options that are exercisable within 60 days of March 1, 2022.
(10)Consists of 12,000 ordinary shares as at March 1, 2022 and an additional 24,900 ordinary shares issuable upon exercise of options that are exercisable within 60 days of March 1, 2022.
(11)Consists of 52,800 ordinary shares as at March 1, 2022.
Significant Changes in Percentage Ownership
The significant changes in the percentage ownership held by our principal shareholders since January 1, 2020 are as a result of private financings conducted prior to our October 2021 initial public offering, and our initial public offering, in which we issued and sold 15,927,500 ADSs representing an equal number of ordinary shares, and concurrent private placements in which we sold 5,681,818 ordinary shares and 1,590,909 ordinary shares to SVF II Excel (DE) LLC, or Softbank, and the Bill & Melinda Gates Foundation, respectively.
Shareholders in the United States
As of December 31, 2021, to the best of our knowledge, 25,362,000, or 21%, of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held by 12 shareholders of record in the United States. The actual number of holders is greater than the number of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B. Related Party Transactions
Arrangements with Evotec
Evotec SE, or, together with its affiliates, Evotec, is a beneficial owner of more than 10% of our share capital. Evotec is a party to the Series D1 Shareholders’ Agreement (as defined below). Mario Polywka, DPhil, a member of our board of directors, is the former Chief Operating Officer of Evotec and is a current member of its Supervisory Board. Initially, our collaborations with Evotec were aimed at designing dual CD73/ A2A- and CD73-inhibitor compounds. Our collaborative projects have developed from that point.

We and our subsidiaries have entered into the following commercial arrangements with Evotec:
Collaboration Agreement and Services
In March 2016, we entered into a collaboration agreement, or the Evotec Collaboration Agreement, with Evotec to generate one or more molecules for immuno-oncology, including bispecifics for further commercialisation. We amended the Evotec Collaboration Agreement in October 2017, October 2018, January 2019, January 2020 and April 2021.
Although joint development efforts under the Evotec Collaboration Agreement ceased as of April 2021, we plan to continue the development of Adenosine A2A antagonists (and bispecific A2A-“plus” antagonists) at our sole discretion. Our lead product candidate, EXS-21546, is based on intellectual property developed under the Evotec Collaboration Agreement, and it entered its first Phase 1 clinical trial on December 16, 2020. We have received invoices from Evotec totalling £1,824,000, £678,000, and £235,000 in the years ended 2019, 2020 and 2021, respectively, in connection with this arrangement. For further details on the Evotec Collaboration Agreement, see the section titled “Item 10.C. – Material Contracts.”
We engaged Aptuit (Verona) SRL (an affiliate of Evotec) to carry out the preclinical toxicology and manufacturing work for EXS-21546. We shared the costs of this arrangement equally with Evotec. In connection with this arrangement, we have received invoices from Evotec totalling £793,000, £146,000, and £1,038,000 in the years ended December 31, 2019 and 2020 and 2021, respectively.
Drug Discovery Services Agreement
In November 2017, we entered into a drug discovery services agreement, or the Evotec Discovery Agreement, with Evotec to procure its drug discovery services, including those related to the development of assays, screening, structural biology and medicinal chemistry.
In October 2020, we amended the Evotec Discovery Agreement to extend its term to November 2022. Before that time, either party may terminate specific projects if those resources are to be immediately redeployed, and we may additionally terminate any project under the agreement without cause by providing 90 days’ prior written notice. The Evotec Discovery Agreement stipulates that upon our request, for each planned project, Evotec shall provide reasonably detailed estimates of the services, time frame, deliverables and pricing for such project. Once agreed to by both parties, each project will be overseen by a steering committee comprised of an equal number of representatives from each party. Subject to certain limited exceptions, we retain ownership over all intellectual property discovered or made by Evotec in the course of its performance of the services under the Drug Discovery Services Agreement, and to the extent that any rights in such intellectual property cannot be assigned to us by Evotec, they have provided to us a perpetual, irrevocable, worldwide, royalty-free, exclusive, transferable licence, sublicensable through multiple tiers, to practice such non-assignable rights in any manner for any purpose.
We have engaged Evotec and its affiliates to provide services on several projects under this agreement, the most material of which is an engagement to provide CRO services to help us deliver candidate compounds under one of our collaboration agreements with Celgene Corporation and BMS which commenced in 2019 and 2021, respectively. In connection with these CRO services projects, we have received invoices totalling £4,485,000, £12,843,000, and £13,870,000 in the years ended 2019, 2020 and 2021, respectively. For all other projects provided under the Evotec Discovery Agreement, we have received invoices totalling £49,000, £2,000 and £130,000 in the years ended 2019, 2020 and 2021, respectively.
Compound Management Services Agreement
In April 2021, we entered into a compound management services agreement, or the Evotec Compound Management Agreement, with Evotec to procure compound management services, including those related to compound reception, storage, maintenance while in storage, quality analysis and control, and shipment.
The Evotec Compound Management Agreement is effective for a five-year term, though either party may terminate the agreement without cause by providing 90 days’ prior written notice. Under the Evotec Compound Management Agreement we may engage Evotec’s compound management services by agreeing to the terms of a work order detailing the services, obligations and other material terms. Subject to certain limited exceptions, we retain ownership over all final products and intellectual property discovered or made by Evotec in the course of its performance of the services under the agreement and, if required, Evotec will take actions necessary or appropriate to establish, register, assign or otherwise record our ownership. During the term of the Evotec Compound Management Agreement, we grant to Evotec a royalty-free, fully paid-up, worldwide, non-exclusive licence to use any relevant intellectual property owned by, or licenced to us, to the extent necessary for Evotec to perform its services under the agreement.
We have engaged Evotec to provide general services related to powder and solution compound transfer, reception, identification, inventory registration, quality analysis and control, storage, maintenance while in storage and shipment to our sites and partners. In connection with this arrangement, we have paid Evotec £231,000 in the year ended December 31, 2021.
Shareholders' Agreement
In connection with the April 2021 sale of our Series D1 Shares, we entered into an agreement, or the Series D1 Shareholders' Agreement, with Evotec, our chief executive officer, Dr. Andrew Hopkins, and our other shareholders that among other things, granted our preferred shareholders specified registration rights with respect to our shares held by them and provided for certain appointment rights with respect to our board of directors and the voting of shares in favour of specified transactions approved by our board of directors and the requisite majority of our shareholders.
The Series D1 Shareholders Agreement amended and restated a prior shareholders agreement with Evotec, our chief executive officer, Dr. Andrew Hopkins, and our other shareholders that we entered into in May 2021. The rights described above terminated upon the completion of our initial public offering, except for the contemplated registration rights, which were memorialised in a registration rights agreement, or the Registration Rights Agreement, that we entered into in connection with our initial public offering.
Arrangements with SoftBank
Concurrent Private Placement
In September 2021, we entered into a subscription agreement, or the Softbank Subscription Agreement, with SVF II Excel (DE) LLC, or Softbank, pursuant to which Softbank purchased from us, concurrently with our initial public offering in a private placement, 5,681,818 ADSs generating gross proceeds of $125 million.

The sale of the ADSs in this concurrent private placement was not registered under the Securities Act of 1933, as amended, and these ADSs are subject to a 180-day lock-up agreement with the underwriters for our initial public offering. Upon expiration of the lock-up, Softbank will be able to sell our ADSs in the public market in compliance with Rule 144 under the Securities Act. We paid a commission of $8.75 million to the underwriters in connection with the concurrent private placement to Softbank, which is equal to 7% of aggregate value of ADSs sold to Softbank.
Equity Facility
SVF II Excel (DE) LLC, or SoftBank, is the beneficial owner of more than 10% of our share capital. Joanne Xu, a member of our board of directors, is a partner at SoftBank Investment Advisors.
In April 2021, we entered into an equity facility agreement with SoftBank, pursuant to which SoftBank irrevocably agreed to subscribe for up to $300 million of preferred shares on the terms and subject to the conditions set out therein. At the date of execution, the subscription price for each preferred share was set to equal the subscription price of the Series D1 Shares that we sold in our April 2021 fundraise, or $3,502.17 per share. The agreement terminated on the consummation of our initial public offering and we did not request that Softbank subscribe for any shares under the agreement.
Subscriptions of our Preferred Shares
Subscription of our Series D1 Shares
In April 2021, we entered into a subscription agreement with certain investors to purchase an aggregate of 64,247 Series D1 Shares for gross aggregate proceeds of $225.0 million at a price of $3,502.17 per share. Softbank purchased 28,554 of such shares, and entities affiliated with BlackRock Inc. purchased 5,425 of such shares. In connection with the financing, we and our shareholders entered into the Series D1 Shareholders’ Agreement.
Subscription of our Series C1 Shares
In March 2021, we entered into a subscription agreement with entities affiliated with BlackRock Inc. to purchase an aggregate of 17,132 of our Series C1 Shares for aggregate proceeds of $29.9 million at a price of $1,751 per share, and we and our shareholders entered into the Series C1 Shareholders' Agreement.
Registration Rights Agreement
In connection with the consummation of our initial public offering, we entered into a Registration Rights Agreement with certain of our existing shareholders, including our chief executive officer, Dr. Andrew Hopkins, and pursuant to which we have granted them customary registration rights for the resale of the common shares held by certain of our existing shareholders.
Agreements with Our Executive Officers and Directors
We have entered into service agreements with our executive officers and with Dr. Andrew Hopkins and Ben Taylor, our executive directors. See “Item 6 – Directors, Senior Management and Employees.” These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by our executive officers and our executive directors. However, the enforceability of the non-competition provisions may be limited under applicable law.

Indemnification Agreements
We entered into a deed of indemnity with each of our directors and executive officers. Our articles of association empower us to indemnify our directors and executive officers to the fullest extent permitted by applicable law. See “Item 6 – Directors, Senior Management and Employees.”
Directed Share Program
At our request, Morgan Stanley & Co. LLC administered a directed share program in connection with our initial public offering pursuant to which Ben Taylor purchased 10,500 of our ADSs at the initial public offering price and Elizabeth Crain purchased 12,000 of our ADSs at the initial public offering price. The underwriters received underwriting discounts and commissions in connection with such sales and they were otherwise on the same terms and conditions as other sales of ADSs in our initial public offering.
Related Person Transaction Policy
We have adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we or any of our subsidiaries and any related person are, were or will be participants in which the amount involved exceeds $120,000 or which is unusual in its nature or conditions. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.
The related person transaction policy also covers related party transactions under the AIM Rules for Companies published by the London Stock Exchange, or the AIM Rules, which contains a different definition of a related party to the definition of a related person set out above for U.S. purposes. The AIM Rules require that any transaction with a related party (pursuant to the definition in the AIM Rules) that exceeds 5% in any of the class tests set out in the AIM Rules, taking into account certain provisions relating to aggregation of transactions, should be announced without delay as soon as the terms of the transaction are agreed, and that the announcement should include certain specified information including a statement that our directors (with the exception of any director who is involved in the transaction as a related party) consider, having consulted with our nominated adviser for AIM, that the terms of the transaction are fair and reasonable insofar as our shareholders are concerned.
C. Interests of Experts and Counsel
Not applicable.

Item 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Consolidated Financial Statements
Our consolidated financial statements are appended at the end of this annual report, starting at page F-1, and are incorporated by reference herein.
Dividend Distribution Policy
Since our incorporation, we have not declared or paid any dividends on our issued share capital. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares or ADSs. The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant. See the section titled “Item 3.D. – Risk Factors– Risks related ownership of our ADSs– We do not intend to pay dividends on our ADSs, so any returns will be limited to the value of our ordinary shares.”
Under the laws of England and Wales, among other things, we may only pay dividends if we have sufficient distributable reserves (as determined on a non-consolidated basis), which are our accumulated realised profits that have not been previously distributed or capitalised less our accumulated realised losses, so far as such losses have not been previously written off in a reduction or reorganisation of capital.
Legal Proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently subject to any material legal proceedings.
B. Significant Changes
See “Item 4.B – Business Overview—Recent Developments.”

Item 9. THE OFFER AND LISTING
A. Offer and Listing Details
Our ADSs have been listed on The Nasdaq Global Select Market under the symbol “EXAI” since October 1, 2021. Prior to that date, there was no public trading market for our ADSs or ordinary shares. Our ordinary shares are not listed on any exchange.
B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs have been listed on The Nasdaq Global Select Market under the symbol “EXAI” since October 1, 2021. Prior to that date, there was no public trading market for our ADSs or ordinary shares. Our ordinary shares are not listed on any exchange.
D. Selling Stockholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

Item 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The information set forth under the heading “Description of Share Capital and Articles of Association” is incorporated by reference from our final prospectus dated September 30, 2021 as part of our Registration Statement on Form F-1 (File No. 333- 259431), declared effective by the SEC on September 30, 2021.
C. Material Contracts
Allcyte Acquisition Agreement
On August 18, 2021, we acquired all of the outstanding share capital of Allcyte pursuant to an agreement with Allcyte’s shareholders, or the Allcyte Acquisition Agreement. We expect that our acquisition of Allcyte will expand our translational capabilities by enabling high content evaluation of individual patient biology in primary tumour tissues, rather than artificial cell lines or animal models.
The acquisition was structured in two parts: (i) a cash acquisition of shares, or the Share Acquisition; followed by (ii) a merger of Allcyte into Alphaexscientia Beteiligungs GmbH, a newly incorporated wholly-owned Austrian subsidiary of ours, or the Merger. The Share Acquisition together with the Merger is defined herein as the Transaction.
The consideration for the Transaction totalled €50.0 million, which was satisfied partly in cash and partly in shares with an approximately equal split. The cash portion of the consideration is subject to a net working capital adjustment, and €0.5 million of the cash portion of the consideration will be retained in escrow until the completion accounts have been finalised and any adjustment made. The aggregate of 8,726 shares issued as consideration were issued at $3,502.17 per share, (on a pre share split basis) which is the same price that was paid for our Series D1 Shares in our most recent equity financing. Approximately 5-15% of the Allcyte assets were allocated to goodwill and approximately 85-95% were allocated to intangibles and will be amortisable over a period of eight years, resulting in incremental amortisation expense of a range of between approximately £4.0 million and £5.0 million per year.
The Allcyte Acquisition Agreement contains customary representations, warranties and pre-closing covenants for a transaction of this kind, including warranties made by the founders of Allcyte regarding the company’s business. The transaction documents are governed by Austrian law and subject to the jurisdiction of the commercial court in the first district of Vienna, Austria. Following receipt on August 12, 2021 of the approval of the Austrian Ministry for Digitalization and Economic Affairs (Bundesministerium für Digitalisierung und Wirtschaftsstandort), in accordance with the Austrian Investment Control Act (Investitionskontrollgesetz, Austrian Federal Gazette I 87/2020), the Share Acquisition was completed on August 18, 2021, and the Merger was completed on August 24, 2021 upon registration of the Merger by the competent commercial registry in Austria.
Bayer Amended and Restated Collaboration Agreement
In April 2021, we entered into an Amended and Restated Collaboration Agreement, or the Amended Bayer Collaboration Agreement, with Bayer, which amended and restated a collaboration agreement that we had previously entered into with Bayer in December 2019, or the Original Bayer Collaboration Agreement. Under the terms of the Amended Bayer Collaboration Agreement, the parties agreed to pursue a specified number of projects, with collaboration targets for compound identification and drug development agreed between both parties.
The Amended Bayer Collaboration Agreement extended the collaboration time period under the Original Bayer Collaboration Agreement until December 2022, during which time both parties agreed not to conduct any independent research, development, or commercialisation activities with respect to any collaboration targets. A joint steering committee, composed of equal members from each party, oversees the work performed under the Bayer Collaboration Agreement. To date, Bayer has paid us an aggregate of €2.5 million to fund project initiation and ongoing research activities. We are eligible to receive an estimated aggregate, excluding royalties, of up to €240.0 million, including upfront and research payments, as well as upon achievement of near term and clinical milestones. Under the Bayer Collaboration Agreement, Bayer will pay us a low-single-digit royalty that is percentage of net sales on collaboration targets that are approved for commercial sale, if any, sold worldwide. Bayer granted us a non-exclusive, worldwide, sublicensable licence to relevant Bayer intellectual property, solely for our activities under the agreement. Bayer is the sole owner of any intellectual property that results from the collaboration, except that we solely own improvements and know-how related to our technology platform. If Bayer terminates or breaches the Amended Bayer Collaboration Agreement, or informs us that it has decided not to develop or commercialise any compound against a certain collaboration target, then we have the right to obtain certain rights to such compounds. If such notice occurs after the submission of a clinical trial application we may negotiate an exclusive, perpetual, worldwide, sublicensable licence with Bayer for the relevant compounds for an agreed period of time. During the option period (and after, if no agreement is reached), Bayer may not enter into an agreements with third parties for the development and commercialisation of the compounds on terms less favorable to Bayer than what we last offered. The term of the Amended Bayer Collaboration Agreement runs from the date of the Original Bayer Collaboration Agreement until no further milestone or royalty payments are due under the agreement. Bayer may terminate the agreement without cause upon prior written notice. Either party may terminate the agreement upon a material breach by the other party.
BMS Collaboration and Licence Agreement
In May 2021, we entered into a Collaboration and Licence Agreement, or the BMS Agreement, with BMS. Under the BMS Agreement, the parties agreed to collaborate in the discovery and preclinical development of target compounds for collaboration targets. During the term of the BMS Agreement, BMS retains the exclusive right to develop and commercialise target compounds, while we are exclusively responsible for the preclinical manufacturing process.
A joint steering committee, composed of an equal number of members from each party, oversees the work performed under the BMS Agreement. The research plan, which governs the research and development of target compounds under the BMS Agreement, runs for four years from the date on which the research plan commences. BMS retains the right to terminate the research plan upon six months’ prior written notice. Alternatively, BMS may also extend the research plan for an additional year after the initial four-year term.
Under the BMS Agreement, BMS has paid us an up-front amount of $30 million. We are also entitled to payments upon achievement of developmental benchmarks and regulatory and sales milestones. Under the BMS Agreement, we could potentially receive a total aggregate amount, excluding royalties, of up to $1.3 billion. Additionally, BMS will pay us a range of low to high single digit percentage royalty payments on sales of drug candidates developed pursuant to the agreement, if any, that receive regulatory approval.

Under the BMS Agreement, we granted BMS an exclusive, worldwide, royalty-bearing, sublicensable licence to discover, develop, and commercialise target compounds. Additionally, BMS granted us a non-exclusive, worldwide, non-sublicensable, royalty-free licence solely for the purposes of carrying out our obligations under the BMS Agreement. BMS retained the right to terminate the BMS Agreement entirely or on a country-by-country basis. Either party may terminate the BMS Agreement on a licenced product-by licenced product basis upon a material and uncured breach of the agreement by the other party , except that if BMS materially breaches its diligence obligations and does not cure within a specified period, we can terminate the BMS Agreement on a market-by-market or target-by-target basis.
Evotec Collaboration Agreement
In March 2016, we entered into a collaboration agreement, or the Evotec Collaboration Agreement, with Evotec, to generate molecules for immuno-oncology, including bispecifics. We amended the Evotec Collaboration Agreement in October 2017, October 2018, January 2019, January 2020 and April 2021.
Pursuant to the terms of the Evotec Collaboration Agreement, as amended, each party had the right, after March 29, 2018, to notify the other party that it is no longer able or willing to contribute to the programme. Upon receipt of such opt-out notice, the other party is entitled to continue the programme. The January 2020 amendment focused the collaboration on A2A antagonists. The April 2021 amendment acknowledged that Evotec had exercised its opt-out rights, terminated the initial Programme Plan (as defined in the Evotec Collaboration Agreement, as previously amended), and revised the revenue sharing provision to provide that the revenue sharing percentage would be the following based on when either party provided notice of its decision to opt-out: upon the start of a Phase 1a clinical trial of a Adenosine A2A antagonist in healthy volunteers, we are entitled to 55% of revenue and Evotec, 45%; upon publication of headline results from the Phase 1a clinical trial, we are entitled to 60% of revenue and Evotec, 40%; upon dosing of the fifth patient in the first Phase 1b/2a efficacy trial, we are entitled to 70% of revenue and Evotec, 30%; upon publication of headline results from the Phase 1b/2a trial, we are entitled to 85% of revenue and Evotec, 15%; and upon dosing of the fifth patient in a registrational trial, we are entitled to 90% of revenue and Evotec, 10%.
Our lead product candidate, EXS-21546, is based on intellectual property developed under the Evotec Collaboration Agreement, as amended, and entered its first Phase 1a clinical trial on December 16, 2020. To the extent we wish to outsource any of our activities under the programme to any entity other than an affiliate of ours, and Evotec or any of its affiliates has the capability to provide such activity, we are required to offer such activity to Evotec and Evotec must use commercially reasonable efforts to provide such activity at reasonable service fees to be negotiated in good faith.
Under the Evotec Collaboration Agreement, as amended, Evotec granted us a non-exclusive, sublicensable, worldwide, royalty-free licence under any background intellectual property and any background intellectual property that constitutes an improvement of or enhancement to their existing intellectual property and does not specifically relate to the intellectual property made in the course of performing the Programme Plan, solely for the purpose of continuing the programme. Following Evotec's opt-out notice, we have exclusive ownership and the sole right to decide on the preparation, prosecution, filing enforcement and maintenance of any intellectual property made in the course of performing the Programme Plan.
We are free to negotiate and conclude any licence agreements with third parties under the programme in our own discretion. For such purpose, Evotec has granted us the right to grant any third-party party collaborator with whom we have concluded a licence agreement (i) any rights in intellectual property made in the course of performing the Programme Plan and (ii) a non-exclusive worldwide licence (with the right to grant sublicences) under Evotec's background intellectual property and any background intellectual property that constitutes an improvement of or enhancement to their existing intellectual property and does not specifically relate to the intellectual property made in the course of performing the Programme Plan, to develop, make, use, sell, offer for sale or import any therapeutic product based on intellectual property made in the course of performing the Programme Plan targeting Adenosine A2A antagonists.
Under the Evotec Collaboration Agreement, as amended, and a related agreement under which we engaged an Evotec affiliate to carry out the preclinical toxicology and manufacturing work for EXS-21546, since January 1, 2018, we have been invoiced by Evotec and its affiliates an aggregate of £6.6 million as of December 31, 2021.
Gates Global Access Commitments Agreement
On September 1, 2021, we entered into a Global Access Commitments Agreement with the Gates Foundation to expand our pandemic preparedness programme. We have committed to contribute a matching amount of $35.0 million to the collaboration, through operations and funding for third party activities.
The Gates Foundation, also agreed to purchase $35.0 million of our ADSs in concurrent private placement transactions, at the price per ADS equal to the price per ADS in our October 2021 initial public offering. The Gates Foundation has agreed to enter into lock-up agreements with the underwriters for a period of 180 days after the date of our initial public offering.
Sanofi Licence Collaboration and Licence Agreement
In January 2022, we entered into a Collaboration and Licence Agreement, or the CLA, with Sanofi, pursuant to which we will use our artificial intelligence-driven, end-to-end integrated platform to discover and validate novel targets in the oncology and immunology therapeutic areas. We will collaborate with Sanofi to advance certain of these targets into small molecule inhibitor drug research projects and accelerate the identification of certain small molecule development candidates.
Sanofi will make an upfront cash payment of $100 million to us on signing the CLA. Under the CLA, Exscientia and Sanofi may initiate up to 15 novel small molecule programmes. Each programme, if successfully researched, developed and/or commercialised, will yield research, clinical development, regulatory, and commercial milestone payments of up to approximately $343 million including up to $193 million in the aggregate for certain specified research, development and regulatory milestones, and up to $150 million in the aggregate for certain specified commercial milestones. The CLA could potentially provide us with up to approximately $5.2 billion in aggregate milestone payments across all 15 potential programmes.
In the case that a therapeutic product resulting from the research collaboration is commercialised, we will also be eligible to receive tiered royalties on net sales ranging from high-single-digits to mid-teens. We also have an option for clinical co-investment which, if exercised, would increase the tiered royalty rates to up to 21% on net sales of co-funded products.
The collaboration may utilise Exscientia’s AI-based capabilities and precision medicine platform from target identification through patient selection. Once a target is identified, Exscientia will be responsible for leading the design, translational and early preclinical studies to determine development candidates. Upon Sanofi’s selection of a compound as a development candidate, Sanofi will be solely responsible for the IND-enabling studies and clinical development, manufacturing and commercialisation of such development candidate at its own cost and expense. Under the CLA, Sanofi has agreed to use commercially reasonable efforts to obtain regulatory approval for at least one qualifying small molecule product in at least one agreed upon major market.
The research component of the collaboration will be overseen by a joint steering committee comprised of an equal number of representatives from each of Exscientia and Sanofi. Exscientia and Sanofi may agree to utilise our precision medicine platform for patient enrichment in Sanofi’s non-small molecule programmes.
Pursuant to the CLA, Exscientia granted to Sanofi an exclusive licence (with the right to grant sublicences through multiple tiers) to the intellectual property that is the subject of each small molecule research programme for all purposes, throughout the world. Sanofi has the right to control the prosecution and maintenance of any patent rights related to intellectual property that is the subject of each small molecule research programme.
After the CLA’s effective date, we are subject to varying exclusivity arrangements for specified periods of time which limit our ability to conduct research and development, manufacturing or commercialisation activities (whether ourselves or in conjunction with a third party) with respect to compounds and targets which are within the scope of the CLA and with respect to certain agreed pathways of interest.
The CLA contains standard termination provisions, including for material breach or insolvency and for Sanofi’s convenience. Certain of these termination rights can be exercised in respect of a given target, or in respect of the CLA as a whole. In certain circumstances, upon termination, we have the right to terminate the licences granted to Sanofi and to pursue the development, manufacture and commercialisation of the product candidates.
Underwriting Agreement
We entered into an underwriting agreement with Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc. and Barclays Capital Inc. as representatives of the underwriters, on September 30, 2021, with respect to the ADSs sold in our initial public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.
D. Exchange Controls
There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs, other than withholding tax requirements. There is no limitation imposed by English law or our articles of association on the right of non-residents to hold or vote shares.
E. Taxation
Material U.S. federal income tax considerations for U.S. Holders
The following is a description of certain material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of owning and disposing of our ordinary shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular U.S. Holder’s decision to acquire our ordinary shares or ADSs. This discussion applies only to a U.S. Holder that holds our ordinary shares or ADSs as a capital asset for U.S. federal income tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate and gift tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax on net investment income, the potential application of the special tax accounting rules under Section 451(b) of the Code, and tax consequences applicable to U.S. Holders subject to special rules, such as:
•banks, insurance companies and certain other financial institutions;
•pension plans;
•cooperatives;
•U.S. expatriates and certain former citizens or long-term residents of the United States;
•dealers or traders in securities who use a mark-to-market method of tax accounting;
•persons holding ordinary shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ordinary shares or ADSs;
•persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
•brokers, dealers or traders in securities, commodities or currencies;
•tax-exempt entities (including private foundations), government organisations or international organisations;
•S corporations, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);
•regulated investment companies or real estate investment trusts;
•persons who acquired our ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;
•persons that own or are deemed to own ten percent or more of our shares (by vote or value); and
•persons holding our ordinary shares or ADSs in connection with a trade or business, permanent establishment or fixed place of business outside the United States.
If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of our ordinary shares or ADSs.
This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations and the income tax treaty between the United Kingdom and the United States (the “Treaty”), all as of the date hereof. These authorities are subject to change and differing interpretations, possibly retroactively, and may affect the tax consequences described herein.
For purposes of this discussion, a “U.S. Holder” is a holder that, for U.S. federal income tax purposes, is a beneficial owner of our ordinary shares or ADSs, is eligible for the benefits of the Treaty and is:
(1)a citizen or individual of the United States;

(2)a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organised in or under the laws of the United States, any state therein or the District of Columbia;
(3)an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
(4)a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.
U.S. Holders are encouraged to consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares or ADSs in their particular circumstances.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognised upon an exchange of ADSs for ordinary shares.
Passive Foreign Investment Company rules
Generally, we will be a PFIC for U.S. federal income tax purposes for any taxable year in which either (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). For purposes of these tests, passive income generally includes, among other things, dividends, interest, gains from certain sales or exchanges of investment property and certain rents and royalties. Further, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value). If we are a PFIC for any taxable year during which a U.S. investor holds our shares, we will generally continue to be treated as a PFIC with respect to such U.S. investor for all succeeding taxable years during which such U.S. investor holds our shares, even if we cease to meet the threshold requirements for PFIC status. Such U.S. investor may be subject to adverse tax consequences, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements. We cannot provide any assurance that we will furnish to such U.S. investor information that may be necessary to comply with the reporting and tax paying obligations applicable under the PFIC rules. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to their investment in our ordinary shares or ADSs.
Based upon the value of our assets and the nature and composition of our income and assets, we expect that we will not be a PFIC for the taxable year ended December 31, 2021, though no assurance can be made in this regard. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. For instance, for our current and future taxable years, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. If our market capitalisation declines while we hold a substantial amount of cash and cash equivalents for any taxable year, we may be a PFIC for that taxable year. Furthermore, under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year, which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering, including our initial public offering in October 2021. We currently do not generate product revenues and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of active income to offset our passive financing income. As a result, there can be no assurance that we will not be a PFIC for the current or any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion and that the IRS would not successfully challenge our position.
If we are a PFIC in any taxable year with respect to which a U.S. Holder owns our ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which such U.S. Holder owns our ordinary shares or ADSs, regardless of whether we continue to meet the tests described above, unless we cease to be a PFIC and such U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a deemed sale election is made, a U.S. Holder will be deemed to have sold our ordinary shares or ADSs the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of our ordinary shares or ADSs. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we are a PFIC and cease to be a PFIC and such election becomes available.
For each taxable year that we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of our ordinary shares or ADSs, unless (i) such U.S. Holder makes a “qualified electing fund” election, or QEF Election (as discussed below), with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC or (ii) our ordinary shares or ADSs constitute “marketable stock” and such U.S. Holder makes a mark-to-market election (as discussed below). Distributions such U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for our ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares or ADSs;
•the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
•the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
The tax liability for amounts allocated to taxable years prior to the taxable year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realised on the sale of the ordinary shares or ADSs cannot be treated as capital gains, even if the U.S. Holder holds the ordinary shares or ADSs as capital assets.

If we are a PFIC in any taxable year with respect to which a U.S. Holder owns our ordinary shares or ADSs, such U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries or any other entities in which we hold equity interests that also are PFICs, or lower-tier PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to lower-tier PFICs.
We do not currently expect to provide information that would allow a U.S. Holder to make a QEF election if we or any of our subsidiaries are a PFIC and, therefore, U.S. Holders should assume such election will not be available if we or any of our subsidiaries are a PFIC.
If we are a PFIC in any taxable year with respect to which a U.S. Holder owns our ordinary shares or ADSs, such U.S. Holder can avoid the interest charge on excess distributions or gain relating to the ordinary shares or ADSs by making a mark-to-market election with respect to the ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable stock.” Ordinary shares or ADSs will be marketable stock if they are “regularly traded” on certain U.S. stock exchanges or on a non-U.S. stock exchange that meets certain conditions. For these purposes, the ordinary shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs (but not ordinary shares) will be listed on the Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs remain listed on the Nasdaq and are regularly traded, we expect the mark-to-market election would be available to U.S. Holders of our ADSs if we are a PFIC. Each U.S. Holder should consult its tax advisor as to whether a mark-to-market election is available or advisable with respect to our ordinary shares or ADSs.
A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the ordinary shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs over the fair market value of the ordinary shares or ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the ordinary shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the ordinary shares or ADSs will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the ordinary shares or ADSs cease to be marketable stock.
However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFICs are themselves “marketable stock.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our ordinary shares or ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report may result in substantial penalties and extend the statute of limitations with respect to the U.S. Holder’s U.S. federal income tax return. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under the PFIC rules.
WE STRONGLY URGE U.S. HOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE IMPACT OF OUR PFIC STATUS AS WELL AS THE PFIC RULES ON THEIR INVESTMENT IN OUR ORDINARY SHARES OR ADSs.
Taxation of distributions
Subject to the discussion above under “Passive Foreign Investment Company Rules,” distributions paid on our ordinary shares or ADSs, other than certain pro rata distributions of our ordinary shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income” received from a “qualified foreign corporation.” A non-U.S. corporation generally will be considered a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of these rules and which includes an exchange of information provision (which includes the Treaty) or (ii) with respect to any dividend it pays on ordinary shares or ADSs which are readily tradable on an established securities market in the United States. However, the qualified dividend income treatment will not apply if we are treated as a PFIC with respect to the U.S. Holder for our taxable year of the distribution or the preceding taxable year. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s actual or constructive receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs) will be the fair market value of such property on the date of distribution. For foreign tax credit purposes, our dividends will generally be treated as passive category income.
Sale or other taxable disposition of ordinary shares and ADSs
Subject to the discussion above under “Passive Foreign Investment Company Rules,” gain or loss realised on the sale or other disposition of our ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realised on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.
If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realised will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ordinary shares or ADSs are treated as traded on an

“established securities market” and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), the U.S. Holder will determine the U.S. dollar value of the amount realised in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If the U.S. Holder is an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realised using the spot rate on the settlement date, the U.S. Holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realised on the date of sale or other disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.
Information reporting and backup withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. If any amount is withheld under the backup withholding rules, U.S. Holders are urged to consult their tax advisors regarding the possibility of and procedure for obtaining a refund or a credit against their U.S. federal income tax liability, if any.
Information with respect to foreign financial assets
Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to our ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of our ordinary shares or ADSs.
United Kingdom taxation
The following is intended as a general guide to current U.K. tax law and HM Revenue & Customs, or HMRC, published practice applying as at the date of this annual report (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from U.K. land, and that the company is and remains solely resident in the United Kingdom for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out above under “Material U.S. federal income tax considerations for U.S. Holders.”
Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled and to whom split year treatment does not apply) for tax purposes solely in the United Kingdom and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or U.K. Holders, who are absolute beneficial owners of the ADSs (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.
This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):
•persons who are connected with the company;
•financial institutions;
•insurance companies;
•charities or tax-exempt organisations;
•collective investment schemes;
•pension schemes;
•market makers, intermediaries, brokers or dealers in securities;
•persons who have (or are deemed to have) acquired their ADSs by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and
•individuals who are subject to U.K. taxation on a remittance basis.
The decision of the First-tier Tribunal (Tax Chamber) in HSBC Holdings PLC and The Bank of New York Mellon Corporation v HMRC (2012) cast some doubt on whether a holder of a depositary receipt is the beneficial owner of the underlying shares. However, based on published HMRC guidance we would expect that HMRC will regard a holder of ADSs as holding the beneficial interest in the underlying shares and therefore these paragraphs assume that a holder of ADSs is the beneficial owner of the underlying ordinary shares and any dividends paid in respect of the underlying ordinary shares (where the dividends are regarded for U.K. purposes as that person’s own income) for U.K. direct tax purposes.
THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.
United Kingdom taxation of dividends
Withholding tax
Dividends paid by the company will not be subject to any withholding or deduction for or on account of U.K. tax.
Income tax
An individual U.K. Holder may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the company. An individual holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the company unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.
All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the individual U.K. Holder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the £2,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band. It has been announced that the current tax rates of 7.5%, 32.5% and 38.1% referred to above will respectively be increased to 8.75%, 33.75% and 39.35% with effect from April 6, 2022.
Corporation tax
A corporate holder of ADSs that is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.
Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividend qualifies for an exemption, which should be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the current rate of 19%, but with the main rate announced to increase to 25% with effect from April 1, 2023).
Chargeable gains
A disposal or deemed disposal of ADSs by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.
If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate will be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%.
If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of U.K. corporation tax (currently 19%, but announced to increase to 25% with effect from April 1, 2023) would apply.
A holder of ADSs which is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ADSs, through a permanent establishment) to which the ADSs are attributable. However, an individual holder of ADSs who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ADSs during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realised (subject to any available exemption or relief).
United Kingdom stamp duty and stamp duty reserve tax
The discussion below relates to the holders of our ordinary shares or ADSs wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.
Issue of ordinary shares
No U.K. stamp duty or stamp duty reserve tax, or SDRT, is generally payable on the issue of the underlying ordinary shares in the company.
Transfers of ordinary shares
An unconditional agreement to transfer ordinary shares in certificated form will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. The charge to SDRT will be canceled or, if already paid, repaid (generally with interest), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.
An unconditional agreement to transfer ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services will generally be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer unless the clearance service has made and maintained an election under section 97A of the U.K. Finance Act 1986, or a section 97A election. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by DTC. However, no SDRT is generally payable where the transfer of ordinary shares to a clearance service or depositary receipt system is an integral part of an issue of share capital.
Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt system or clearance service will in practice generally be paid by the transferors or participants in the clearance service or depositary receipt system.
Issue of ADSs
No U.K. stamp duty or SDRT is payable on the issue of ADSs in the company.
Transfers of ADSs
No SDRT should be required to be paid on a paperless transfer of ADSs through the clearance service facilities of DTC, provided that no section 97A election has been made by DTC, and such ADSs are held through DTC at the time of any agreement for their transfer.
No U.K. stamp duty will in practice be payable on a written instrument transferring an ADS provided that the instrument of transfer is executed and remains at all times outside the United

Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration. If it is necessary to pay stamp duty, it may also be necessary to pay interest and penalties.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will continue to file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm.
We maintain a corporate website at www.exscientia.ai. We intend to post our annual report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference.
The Securities and Exchange Commission maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Exscientia plc, that file electronically with the SEC.
With respect to references made in this annual report to any contract or other document of our company, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this annual report for copies of the actual contract or document.
I. Subsidiary Information
Not required.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to interest rate, currency, credit and liquidity risks. Our executive board oversees the management of these risks.
Interest Rate Risk
Our exposure to the risk of changes in interest rates relates to investments in deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. Calculated using our cash and cash equivalents at December 31, 2021, a hypothetical 1% change in interest rates with all other variables held constant would lead to an increase or decrease in profit and equity of £2.3 million.
Regarding the liabilities shown in the statement of financial position, we are currently not subject to interest rate risks.
Currency Risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange relates primarily to cash and cash equivalents and outsourced supplier agreements denominated in currencies other than pounds sterling, in addition to our operations based in the United States and Japan.
Our cash and cash equivalents were £562.2 million and £62.6 million as of December 31, 2021 and 2020 respectively. As of December 31, 2021, approximately all of our cash and cash equivalents were held in the United Kingdom, of which 51% were denominated in pounds sterling, 48% were dominated in U.S. dollars and 1% were denominated in Euro. Correspondingly, as of December 31, 2020, these were 60%, 39% and 1%, respectively.
A hypothetical 10% change in the GBP/USD and GBP/EUR exchange rates during the year ended December 31, 2021 would have had a £27.2 million and £0.2 million impact, respectively, on our consolidated loss before tax and would have had a £27.6 million and £5.9 million impact, respectively, on shareholders equity. For all other currencies, a hypothetical change of 10% in exchange rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
A hypothetical 10% change in the GBP/USD exchange rates during the period ending December 31, 2020 would have had a £2.5 million impact on our consolidated loss before tax and retained earnings. For all other currencies, a hypothetical change of 10% in exchange rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
Credit Risk
We are exposed to credit risk from our operating activities, primarily trade receivables, and cash, cash equivalents and deposits held with banks and financial institutions. Cash, cash equivalents and deposits are maintained with high-quality financial institutions in countries we operate within. We are also potentially subject to concentrations of credit risk for our trade receivables with respect to receivables owed by a limited number of companies comprising our customer base. Our exposure to credit losses is low, however, due to the credit quality of our collaboration partners which are typically large pharmaceutical companies.

Liquidity Risk
We continuously monitor our risk of a shortage of funds. Our objective is to maintain a balance between continuity of funding and flexibility through the use of capital increases and executing collaboration agreements. Our financial statements were prepared on a going concern basis.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Citibank N.A., or Citibank, acts as the depositary for the ADSs representing our ordinary shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. (London), located at Citigroup Centre, Canary Wharf, London, E14 5LB, United Kingdom.
We have appointed Citibank as depositary pursuant to a deposit agreement. The form of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s website (www.sec.gov). Please refer to registration number 333- 259724 when retrieving such copy.

Fees and Charges
Holders of our ADSs will be required to pay the following fees under the terms of the deposit agreement:

Service	Fee
Issuance of ADSs (e.g., an issuance of ADS(s) upon a deposit of ordinary shares or upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares	Up to $0.05 per ADS issued
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason)	Up to $0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to $0.05 per ADS held
Distribution of ADSs pursuant to (i) share dividends or other distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to $0.05 per ADS held
ADS services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary
Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to $0.05 per ADS transferred
Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of partial entitlement ADSs for full entitlement ADSs, or upon conversion of restricted ADSs into freely transferable ADSs, and vice versa)	Up to $0.05 per ADS converted
Holders of our ADSs will also be responsible to pay certain charges such as:
•taxes (including applicable interest and penalties) and other governmental charges;
•the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
•certain cable, telex and facsimile transmission and delivery expenses;
•the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;
•the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and
•the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.
ADS fees and charges payable upon (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person to whom the ADSs are issued (in the case of ADS issuances) and to the person whose ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.
In the event of refusal to pay the depositary fees or charges, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees and charges from any distribution to be made to the ADS holder.
Note that the fees and charges holders may be required to pay may vary over time and may be changed by us and by the depositary. Holders will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADSs, by making available a portion of the ADS fees charged in respect of the ADSs or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
E. Use of Proceeds
In October 2021, we completed an offering initial public offering in the United States of 15,927,500 American Depositary Shares (“ADSs”) representing 15,927,500 ordinary shares, including 2,077,500 ADSs sold pursuant to the full exercise of the underwriters’ previously granted option to purchase additional ADSs. The offering was in the form of ADSs, each representing one ordinary share, at an offering price of $22.00 per ADS for aggregate gross proceeds to us of approximately $350.4 million.
The Company also closed the concurrent sale of an additional 7,272,727 ADSs at a price of $22.00 per ADS, for gross proceeds of $160.0 million, prior to deducting underwriting discounts and commissions payable by Exscientia, in concurrent private placements to SVF II Excel (DE) LLC, or Softbank, and the Bill & Melinda Gates Foundation.
The net offering proceeds to us, after deducting underwriting discounts and commissions and offering expenses, from the initial public offering and the concurrent sale described above were approximately $470.6 million.
The offering commenced on September 27, 2021 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement, File No. 333-259431, for our offering was September 30, 2021.
Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, BofA Securities and Barclays Capital Inc. acted as joint book-running managers for the offering.
The net proceeds from our offering have been used, and are expected to continue to be used, as described in the final prospectus for the offering filed with the U.S. Securities and Exchange Commission on October 4, 2021.
None of the net proceeds of our offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
We maintain “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), as appropriate, to allow timely decisions regarding required disclosure.
Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2021, have concluded that, as of such date, our disclosure controls and procedures were effective.
B. Management’s Annual Report on Internal Control Over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
C. Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
D. Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during the fiscal year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee consists of Elizabeth Crain, David Nicholson and Mario Polywka. The audit committee consists exclusively of members of our board who are financially literate, and Ms. Crain is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS
Our Code of Business Conduct and Ethics is applicable to all of our employees, officers and directors and is available on our website at https://investors.exscientia.ai/corporate-governance/governance-documents/. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website. Information contained on, or that can be accessed through, our website is not incorporated by reference into this annual report, and you should not consider information on our website to be part of this annual report.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Name: PricewaterhouseCoopers LLP        Auditor PCAOB ID- 876
Auditor Location: Reading, United Kingdom
PricewaterhouseCoopers LLP has served as our independent registered public accountant since 2019 and has audited our consolidated financial statements as of and for the years ended December 31, 2020 and 2021.
The following table shows the aggregate fees billed to us for professional services for the fiscal years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
	(in thousands)
Audit Fees	£637	£198
Audit-Related Fees	£1,164	£3
Tax Fees	—	—
Other Fees	—	—
Total	£1,801	£201
“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that PricewaterhouseCoopers LLP provides, such as consents and assistance with and review of documents filed with the SEC.
“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit, including fees related to our public offering, and are not reported under Audit Fees.
“Tax Fees” are the aggregate fees billed for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning related services.
“Other Fees” are any additional amounts billed for products and services provided by PricewaterhouseCoopers LLP.
There were no “Tax Fees” or “Other Fees” billed or paid during the fiscal years ended December 31, 2020 or 2021.
Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services related to our company provided by PricewaterhouseCoopers LLP during the last two fiscal years have been approved by the audit committee.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
Item 16G. CORPORATE GOVERNANCE
As a “foreign private issuer,” as defined by the SEC, although we are permitted to follow certain corporate governance practices of England and Wales, instead of those otherwise required under The Nasdaq Global Select Stock Market, or Nasdaq, for domestic issuers, we intend to follow the Nasdaq corporate governance rules applicable to foreign private issuers. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:
•Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;
•Exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;
•Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers;
•Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;
•Exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;
•Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•Exemption from the requirements that director nominees are selected, or recommended for selection by our board, either by (1) independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.
Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as we, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Item 16H. MINE SAFETY DISCLOSURE
Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
Item 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS
See pages F-1 through F-57 of this annual report.

Item 19. EXHIBITS

		Incorporation by Reference
Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
1.1	Articles of Association.	F-1/A	333-259431	3.2	September 17, 2021
2.2	Deposit Agreement.	F-1/A	333-259431	4.1	September 17, 2021
2.3	Form of American Depositary Receipt (included in exhibit 4.1).	F-1/A	333-259431	4.2	September 17, 2021
4.1	Shareholders’ Agreement Relating to Exscientia Limited (then named Exscientia Holdings Limited), dated August 10, 2021, by and between the Subscribers, Non-Investing Shareholders, and Manager thereto and Exscientia Limited.	F-1	333-259431	10.1	September 10, 2021
4.2	Employment Agreement, dated September 24, 2021, by and between Andrew Hopkins and Exscientia AI Limited.	F-1	333-259431	10.2	September 10, 2021
4.3	Employment Agreement, dated September 24, 2021, by and between Ben Taylor and Exscientia AI Limited.	F-1	333-259431	10.3	September 10, 2021
4.4†	Collaboration Agreement, dated March 28, 2016, by and between Evotec International GmbH and Exscientia AI Limited (then named Exscientia Limited), as amended.	F-1	333-259431	10.4	September 10, 2021
4.5†	Patent Assignment Agreement, dated October 1, 2019, by and between the University of Dundee and Exscientia AI Limited (then named Exscientia Limited).	F-1	333-259431	10.5	September 10, 2021
4.6†	Share Sale, Transfer and Merger Agreement Regarding Allcyte GmbH, dated June 2, 2021, by and among the Sellers thereto and Exscientia AI Limited (then named Exscientia Limited).	F-1	333-259431	10.6	September 10, 2021
4.7†	Research Collaboration and Licence Option Agreement, dated June 27, 2016, by and between Sanofi S.A. and Exscientia AI Limited (then named Exscientia Limited).	F-1/A	333-259431	10.7	September 17, 2021
4.8†	Collaboration and Licence Agreement, dated May 3, 2021, by and between Bristol-Myers Squibb Company and Exscientia AI Limited (then named Exscientia Limited).	F-1/A	333-259431	10.8	September 17, 2021
4.9†	Amended and Restated Collaboration Agreement, effective as of December 18, 2019, by and between Bayer A.G. and Exscientia AI Limited (then named Exscientia Limited).	F-1/A	333-259431	10.9	September 17, 2021
4.10	Subscription Agreement between the Registrant and SVF II Excel (DE) LLC, dated as of September 24, 2021.	F-1/A	333-259431	10.10	September 27, 2021
4.11	Subscription Agreement between the Registrant and the Bill & Melinda Gates Foundation, dated as of September 1, 2021.	F-1	333-259431	10.10	September 10, 2021
4.12†	Global Access Commitments Agreement between the Registrant and the Bill & Melinda Gates Foundation, dated September 1, 2021.	F-1/A	333-259431	10.12	September 27, 2021
4.13	Form of Registration Rights Agreement between the Registrant and the Rights Holders.	F-1/A	333-259431	10.13	September 27, 2021
4.14	Lease relating to Part Ground Floor, The Schrodinger Building, The Oxford-Science Park, Sandford-on-Thames, Oxford, by and between Exscientia AI Limited (then named Ex Scientia Limited) and The Oxford Science Park Limited, dated July 27, 2018.	F-1	333-259431	10.11	September 10, 2021

		Incorporation by Reference
Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
4.15	Lease relating to Third Floor, The Schrodinger Building, The Oxford Science Park, Sandford-on-Thames, Oxford, by and between Fuel 3D Technologies Limited and The Oxford Science Park Limited, dated April 11, 2018.	F-1	333-259431	10.12	September 10, 2021
4.16	Lease between MEPC Milton Park No. 1 Limited, MEPC Milton Park No. 2 Limited, and Exscientia AI Limited (then named Exscientia Limited), effective as of July 13, 2021.	F-1	333-259431	10.13	September 10, 2021
4.17	Sublease by and between Allcyte GmbH and The University of Veterinary Medicine, Vienna, dated as of February 6, 2018.	F-1	333-259431	10.14	September 10, 2021
4.18	Lease Agreement, by and between HG 3 Beteiligungsverwaltung GmbH & Co KG and Alphaexscientia Beteiligungs GmbH, effective as of September 3, 2021.	F-1	333-259431	10.15	September 10, 2021
4.19	Lease Agreement, by and between HG 3 Beteiligungsverwaltung GmbH & Co KG and Alphaexscientia Beteiligungs GmbH, effective as of September 3, 2021.	F-1	333-259431	10.16	September 10, 2021
4.20*#	Collaboration and Licence Agreement, by and between Sanofi and Exscientia AI Limited, effective as of January 4, 2022.
4.21	Form of Deed of Indemnity between the Registrant and each of its directors.	F-1/A	333-259431	10.17	September 17, 2021
4.22	Form of Deed of Indemnity between the Registrant and each of its executive officers.	F-1/A	333-259431	10.18	September 17, 2021
4.23+	The Exscientia Plc 2021 Equity Incentive Plan with Non-Employee Sub-Plan and CSOP Sub-Plan.	F-1	333-259431	10.19	September 10, 2021
4.24+	The Exscientia Unapproved Share Option Plan with RSU Sub-Plan.	F-1	333-259431	10.20	September 10, 2021
4.25+	The Exscientia Company Share Option Plan.	F-1	333-259431	10.21	September 10, 2021
4.26+	The Exscientia Enterprise Management Incentive Plan.	F-1	333-259431	10.22	September 10, 2021
8.1	Subsidiaries of the registrant.	F-1/A	333-259431	21.1	September 17, 2021
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers LLP, the Registrant's independent registered public accounting firm

Incorporation by Reference
Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*    Filed herewith.
** Furnished herewith.
+    Indicates a management contract or any compensatory plan, contract or arrangement.
†    Certain portions of this exhibit will be omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.
#    Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the Securities and Exchange Commission.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

EXSCIENTIA PLC

By:	/s/ Andrew L. Hopkins
Name:	Andrew Hopkins, DPhil, FRSE, FRSC
Title:	Chief Executive Officer
Date: March 23, 2022

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Exscientia Plc
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Exscientia Plc and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of loss and other comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Reading, UK
March 23, 2022

We have served as the Company's auditor since 2019

Exscientia plc

Consolidated Statement of Loss and Other Comprehensive Loss for the years ended 31 December, 2021, 2020 and 2019

		December 31,	December 31,	December 31,
		2021	2020	2019
	Note	£’000	£’000	£’000
Revenue	5	27,359	9,672	9,107
Cost of Sales		(17,112)	(14,226)	(5,634)
Gross profit/(loss)		10,247	(4,554)	3,473
Research and development expenses		(44,047)	(10,917)	(6,671)
General administrative expenses		(25,783)	(5,861)	(4,738)
Foreign exchange gains/(losses)		938	(3,062)	(774)
Other income	6	3,749	1,205	534
Operating loss	7	(54,896)	(23,189)	(8,176)
Finance income	8	26	110	272
Finance expenses	9	(169)	(89)	(50)
Share of loss of joint venture	16	(1,152)	(1,211)	(90)
Loss before taxation		(56,191)	(24,379)	(8,044)
Income tax benefit	12	6,960	2,096	1,727
Loss for the year		(49,231)	(22,283)	(6,317)
Other comprehensive loss:
Items that may be reclassified to profit or loss
Foreign currency gain/(loss) on translation of foreign operations		(549)	(103)	(8)
Items that will not be reclassified to profit or loss
Change in fair value of financial assets at fair value through OCI		(109)	—	—
Total other comprehensive loss for the year, net of tax		(658)	(103)	(8)
Total comprehensive loss for the year		(49,889)	(22,386)	(6,325)
Basic and diluted loss per share (£)	13	(0.99)	(0.73)	(0.21)
The accompanying accounting policies and notes on pages F9 to F57 form an integral part of these financial statements

Exscientia plc

Consolidated Statement of Financial Position as at 31 December, 2021 and 2020

		December 31, 2021	December 31, 2020
	Note	£’000	£’000
Non-current assets
Goodwill	14	5,985	173
Other Intangible assets, net	14	36,330	139
Property, plant and equipment, net	15	8,740	4,619
Investment in joint venture	16	424	123
Right-of-use assets	17	5,154	3,735
Other receivables	18	100	—
Investments in financial assets	27	2,145	—
Total non-current assets		58,878	8,789
Current assets
Trade receivables		1,189	446
Other receivables and contract assets	18	6,313	2,718
Current tax assets		11,754	3,187
Inventories	19	359	—
Cash and cash equivalents	20	562,173	62,584
		581,788	68,935
Total assets		640,666	77,724
EQUITY AND LIABILITIES
Capital and reserves
Share capital	21	60	—
Share premium	22	364,579	89,099
Deferred Shares	21	3	—
Foreign exchange reserve	22	(659)	(111)
Share-based payment reserve	22	12,930	3,589
Fair Value reserve	22	(199)	—
Merger reserve	22	54,213	—
Retained Earnings/(accumulated losses)	22	135,886	(34,054)
Total equity attributable to owners of the parent		566,813	58,523

LIABILITIES
Non-current liabilities
Deferred tax liability	23	7,121	—
Contract liabilities and other advances	24	16,359	1,265
Loans	27	296	—
Lease liabilities	17	3,804	2,761
Provisions	25	537	535
Total non-current liabilities		28,117	4,561

Current liabilities
Trade payables		6,290	3,333
Other payables	26	8,409	1,589
Contract Liabilities and other advances	24	29,962	9,041
Lease liabilities	17	1,075	677
		45,736	14,640
Total liabilities		73,853	19,201
Total equity and liabilities		640,666	77,724
The accompanying accounting policies and notes on pages F9 to F57 form an integral part of these financial statements

Exscientia plc

Consolidated Statement of Changes in Equity for the years ended 31 December, 2021, 2020 and 2019

	Share capital	Share premium	Merger Reserve	Deferred shares	Foreign exchange reserve	Share-based payment reserve	Fair Value reserve	Retained earnings/ (accumulated losses)	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
As at January 1, 2019	—	32,303	—	—	—	1,680	—	(6,330)	27,653
Loss for the year	—	—	—	—	—	—	—	(6,317)	(6,317)
Foreign exchange loss on translation of subsidiaries	—	—	—	—	(8)	—	—	—	(8)
Total comprehensive loss for the year	—	—	—	—	(8)	—	—	(6,317)	(6,325)
Share-based payment charge	—	—	—	—	—	711	—	—	711
Issue of share capital	—	15	—	—	—	—	—	—	15
Exercise of share options	—	—	—	—	—	(507)	—	507	—
As at December 31, 2019	—	32,318	—	—	(8)	1,884	—	(12,140)	22,054
Loss for the year	—	—	—	—	—	—	—	(22,283)	(22,283)
Foreign exchange loss on translation of subsidiaries	—	—	—	—	(103)	—	—	—	(103)
Total comprehensive loss for the year	—	—	—	—	(103)	—	—	(22,283)	(22,386)
Share-based payment charge	—	—	—	—	—	2,074	—	—	2,074
Issue of share capital	—	56,770	—	—	—	—	—	—	56,770
Exercise of share options	—	11	—	—	—	(369)	—	369	11
As at December 31, 2020	—	89,099	—	—	(111)	3,589	—	(34,054)	58,523
The accompanying accounting policies and notes on pages F9 to F57 form an integral part of these financial statements

Exscientia plc

Consolidated Statement of Changes in Equity for the years ended 31 December, 2021, 2020 and 2019

	Share capital	Share premium	Merger Reserve	Deferred Shares	Foreign exchange reserve	Share-based payment reserve	Fair Value reserve	Retained earnings/ (accumulated losses)	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
As at January 1, 2021	—	89,099	—	—	(111)	3,589	—	(34,054)	58,523
Loss for the year	—	—	—	—	—	—	—	(49,231)	(49,231)
Foreign exchange loss on translation of subsidiaries	—	—	—	—	(548)	(1)	—	—	(549)
Change in fair value of financial assets through OCI	—	—	—	—	—	—	(109)	—	(109)
Total comprehensive loss for the year	—	—	—	—	(548)	(1)	(109)	(49,231)	(49,889)
Share-based payment charge	—	—	—	—	—	10,466	—	—	10,466
Share issued on acquisition of subsidiary	1	13,886	—	—	—	—	—	—	13,887
Issue of share capital	12	533,804	—	—	—	—	—	—	533,816
Transfer of gain on disposal of equity instruments at fair value through OCI to retained earnings	—	—	—	—	—	—	(90)	90	—
Exercise of share options	—	14	—	—	—	(1,124)	—	1,120	10
Share for share exchange	630	—	217,381	—	—	—	—		218,011
Bonus issue	217,381	—	(217,381)	—	—	—	—		—
Share capital reduction	(217,381)	—	—	—	—	—	—	217,381	—
Nominal value reduction	(580)	—	—	—	—	—	—	580	—
Reorganisation elimination entry	—	(272,224)	54,213	—	—	—	—		(218,011)
Share split	(3)	—	—	3	—	—	—	—	—
As at December 31, 2021	60	364,579	54,213	3	(659)	12,930	(199)	135,886	566,813
The accompanying accounting policies and notes on pages F9 to F57 form an integral part of these financial statements

Exscientia plc

Consolidated Statement of Cash Flows for the years ended December 31, 2021, 2020 and 2019

		December 31, 2021	December 31, 2020	December 31, 2019
	Note	£’000	£’000	£’000
Operating activities
Loss before tax		(56,191)	(24,379)	(8,044)
Adjustments to reconcile loss before tax to net cash flows from operating activities:
Depreciation of right-of-use assets	17	848	439	185
Depreciation of tangible fixed assets	15	1,432	603	370
Amortisation of intangible assets	14	1,903	23	19
Revenue settled with non-cash consideration	5	(3,349)	—	(140)
Loss recognised from joint venture	16	1,152	1,211	90
Finance income	8	(26)	(110)	(272)
Finance expenses	9	169	89	50
R&D tax credits	6	(1,653)	(1,008)	(534)
Share-based payment charge		10,466	2,074	711
Foreign exchange loss/(gain)		(63)	(6)	—
Changes in working capital:
(Increase)/decrease in trade receivables		(574)	1,549	(1,983)
(Increase)/decrease in other receivables and contract assets		(3,571)	(1,862)	962
Increase/(decrease) in contract liabilities and other advances		35,715	(4,781)	15,087
Increase/(decrease) in trade payables		2,705	1,056	(47)
Increase in other payables		4,202	345	185
Increase in inventories		(184)	—	—
Interest received		26	110	272
Interest paid		(19)	—	—
Income taxes received		309	3,214	114
Net cash flows (used in)/from operating activities		(6,703)	(21,433)	7,025
Investing activities
Payment for acquisition of subsidiary, net of cash acquired	28	(18,036)	—	—
Purchase of property, plant and equipment		(5,646)	(2,364)	(1,527)
Purchase of intangible assets	14	(1,460)	(3)	(172)
Additional investment in joint venture	16, 30	(1,424)	(1,378)	—
Net cash flows (used in)/from investing activities		(26,566)	(3,745)	(1,699)
The accompanying accounting policies and notes on pages F9 to F57 form an integral part of these financial statements

Exscientia plc

Consolidated Statement of Cash Flows for the years ended December 31, 2021, 2020 and 2019

		December 31, 2021	December 31, 2020	December 31, 2019
	Note	£’000	£’000	£’000
Financing activities
Proceeds from issue of share capital, net of transactions costs		183,136	56,781	16
Proceeds from issue of share capital relating to the Company's IPO and concurrent private placements, net of transaction costs		350,694	—	—
Payments of obligations under lease liabilities	27	(881)	(470)	(162)
Net cash flows from financing activities		532,949	56,311	(146)
Net increase in cash and cash equivalents		499,680	31,133	5,180
Exchange loss on cash and cash equivalents		(91)	(3)	(4)
Cash and cash equivalents at the beginning of the year		62,584	31,454	26,278
Cash and cash equivalents at the end of the year	20	562,173	62,584	31,454

Supplemental disclosure of operating inflow information
Cash flow from collaborations		61,590	6,596	22,663
Acquired on acquisition of subsidiary
Amounts invoiced during the period		(62,333)	(5,027)	(24,556)
Foreign exchange losses/(gains) on trade receivables		169	(20)	(90)
(Increase)/decrease in trade receivables		(574)	1,549	(1,983)

Supplemental Non-Cash Investing Information
Capital expenditures recorded within trade payables		(232)	63	1
Capital expenditures recorded within other payables		(230)	548	—
The accompanying accounting policies and notes on pages F9 to F57 form an integral part of these financial statements

Exscientia plc

Notes to the financial statements for the years ended December 31, 2021, 2020 and 2019

1.General information
These financial statements reflect the financial performance for the years ended December 31, 2021, 2020 and 2019 and the financial position as at December 31, 2021 and 2020 of Exscientia plc (the “Company”) and its subsidiaries (collectively the “Group” or “Exscientia”).
Exscientia plc (formerly Exscientia Limited) is a public company incorporated in England and Wales and has the following wholly owned subsidiaries: Exscientia (UK) Holdings Limited, Exscientia AI Limited (formerly Exscientia Limited), Exscientia Inc., Exscientia Ventures I, Inc., Exscientia Ventures II, Inc., Exscientia KK, Kinetic Discovery Limited and Exscientia GmbH as well as two 50% owned joint ventures, RE Ventures I, LLC (“RE Ventures”) and RE Ventures II, LLC. Exscientia GmbH, Exscientia Ventures II Inc. and RE Ventures II, LLC were incorporated during the 12 month period ended December 31, 2021.
The principal activity of the Group is that of the application of artificial intelligence (“AI”) and machine learning (“ML”) to the discovery and design of novel therapeutic compounds. Exscientia’s technology platform combines the best of human and computational capabilities to accelerate the process of designing novel, safe and efficacious compounds for clinical testing in humans.
IPO and corporate reorganization
On October 05, 2021 the Company completed its initial public offering (“IPO”). In the IPO the Company sold an aggregate of 15,927,500 American Depositary Shares (“ADSs”) representing the same number of ordinary shares, including 2,077,500 ADSs pursuant to the underwriters’ option at a public offering price of $22.00 per ADS. Net proceeds were $325,877,000 (£239,688,000). In addition to the ADSs sold in the IPO, the Company completed the concurrent sale of an additional 1,590,909 ADSs at the initial offering price of $22.00 per ADS, for gross proceeds of approximately $35,000,000 (£25,743,000) in a private placement to the Bill & Melinda Gates Foundation (“Gates Foundation”), and a further 5,681,818 ADS at the same price of $22.00 per ADS to SoftBank’s SVF II Excel (DE) LLC fund (“SoftBank”), generating net proceeds after professional fees of $116,250,000 (£85,890,000). Prior to and in contemplation of the consummation of the Company’s IPO, the Company undertook a corporate reorganization which took place in several steps as follows:
•Prior to the corporate reorganization, the holding company of the Group was Exscientia AI Limited.
•The Company was incorporated in England and Wales on June 29, 2021 under the name Exscientia Holdings Limited.
•Pursuant to the terms of a share for share exchange completed on August 10, 2021, all of the shareholders of Exscientia AI Limited exchanged the £0.01 ordinary and preference shares held by them for an equal number of newly issued £2.00 ordinary and preference shares issued by Exscientia Holdings Limited of the same class, with the same shareholder rights.
•On August 18, 2021 the Company changed its name to Exscientia Limited.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
1.General information (continued)
IPO and corporate reorganization (continued)
•On August 26, 2021 the Company engaged in a bonus issue followed by a capital reduction, following which the issued share capital of the Company comprised of 77,700 Ordinary A shares of £0.16, 4,848 Ordinary B shares of £0.16, 30,255 Series A Preference shares of £0.16, 29,408 Series B Preference shares of £0.16, 57,295 Series C Preference shares of £0.16, 17,132 Series C1 Preference shares of £0.16, 10,123 Junior Series C Preference shares of £0.16 and 88,634 Series D1 Preference shares of £0.16.
•On September 22, 2021 the Company was re-registered as a public limited company and renamed Exscientia plc.
Concurrent with the Company’s IPO on October 05, 2021 and pursuant to the terms of a share for share exchange all of the ordinary and preference shareholders of Exscientia plc exchanged each of the existing shares held by them for 300 newly issued Ordinary shares of £0.0005 each in the Company. 324,121 Deferred shares with a nominal value of £0.01 per share were created as part of this transaction. The Deferred shares are not entitled to any dividends or to any other participation in the profits of the Company.
Exscientia plc is a continuation of Exscientia Limited and its subsidiaries, and the corporate reorganization has been accounted for as a group reorganization. The corporate reorganization has been given retrospective effect in these financial statements, and such financial statements represent the financial statements of Exscientia plc. In connection with the corporate reorganization, outstanding restricted stock units and share options awarded by Exscientia AI Limited were exchanged for share awards and option grants of Exscientia plc with identical terms and restrictions.
2.Accounting policies
a)Statement of compliance
The consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Group's accounting policies (see note 3).
b)Basis of preparation
The accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the financial years presented, unless otherwise stated. The financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments and assets and liabilities acquired in a business combination which are measured at fair value.
Unless otherwise stated the acquisition method of accounting has been applied. Under this method, subsidiaries are included from the date of acquisition. Subsidiaries disposed of are included in the consolidation up to the date that control passes to a third party.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
2.Accounting policies (continued)
b)Basis of preparation (continued)
The financial statements have been presented in Pounds Sterling (“Sterling”). This is the functional currency of the Company, being the currency of the primary economic environment in which the Company operates, and the presentational currency of the group. All values are rounded to the nearest thousand pound (‘£’000’) except where otherwise indicated.
These consolidated financial statements were authorised by the Board of Directors on March 17, 2022.
c)Basis of consolidation
The Group financial statements consolidate the financial statements of Exscientia plc and all its subsidiary undertakings made up to December 31, 2021. Subsidiaries are those entities over which the Company exercises control. The group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed. Acquisitions are accounted for under the acquisition method with goodwill representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired.
d)Going concern
Significant research and development expenses have been incurred from the start of the Group’s activities, generating negative cash flows from operating activities since its formation. Cash outflows related to operating activities amounted to £6,703,000 for the financial year ended December 31, 2021, with cash outflows relating to operating activities of £21,433,000 for the financial year ended December 31, 2020.
During the year ended December 31, 2021 the Group raised net proceeds from the issue of equity securities of £183,136,000 and as at December 31, 2021, the Group’s cash and cash equivalents amounted to £562,173,000 with total unrestricted cash amounting to £560,425,000.
Based upon the year-end cash position the Board of Directors believes that the Group has sufficient financial resources to cover its planned cash outflows for the foreseeable future, being a period of at least twelve months from the date of issuance of these financial statements. As the Group has concluded that there is no substantial doubt about its ability to continue as a going concern within one year of the issuance of these financial statements, the Group has prepared these financial statements under the going concern assumption.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
2.Accounting policies (continued)
e)Application of new and revised International Financial Reporting Standards (IFRSs)
In the year ended December 31, 2021, the Group has applied the below amendments to IFRS and interpretations issued by the Board that are effective for the annual period that begins on or after January 1, 2021:

AIP (2018-2020 cycle) IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a First-time Adopter	The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRS.
AIP (2018-2020 cycle) IFRS 9 Financial Instruments	The amendment clarifies which fees an entity included when it applies the ’10 per cent’ test in paragraph B.3.3.6 of IFRS 9 in assessing whether to derecognise a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.
Amendments to IFRS 4 Insurance Contracts – deferral of IFRS 9 (issued on June 25, 2020)	These amendments defer the date of application of IFRS 17 by two years to January, 1 2023 and change the fixed date of the temporary exemption in IFRS 4 from applying IFRS 9, Financial instrument until January 1, 2023.
Amendments to IFRS 7, IFRS 4 and IFRS 16 Interest rate benchmark reform – Phase 2	The Phase 2 amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The Phase 2 amendments provide additional temporary reliefs from applying specific IAS 39 and IFRS 9 hedge accounting requirements to hedging relationships directly affected by IBOR reform.

Amendment to IFRS 16, ‘Leases’ – COVID-19 related rent concessions Extension of the practical expedient	As a result of the coronavirus (COVID-19) pandemic, rent concessions have been granted to lessees. In May 2020, the IASB published an amendment to IFRS 16 that provided an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. On March 31, 2021, the IASB published an additional amendment to extend the date of the practical expedient from June 30, 2021 to June 30, 2022. Lessees can select to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.
Their adoption has not had any material impact on the disclosure or on the amounts reported in these financial statements.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
2.Accounting policies (continued)
f)Standards, amendments and interpretations in issue but not yet effective:
The adoption of the following mentioned standards, amendments and interpretations in future years are not expected to have a material impact on the Group’s financial statements:

Effective date
periods beginning on or after
Amendments to IFRS 3 – Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
IFRS 17 Insurance Contracts	January 1, 2023
Classification of Liabilities as Current or Non-current – Amendments to IAS 1	January 1, 2024
Definition of Accounting Estimates – Amendments to IAS 8	January 1, 2023
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2	January 1, 2023
Deferred Tax relates to Assets and Liabilities arising from a Single Translation – Amendments to IAS 12	January 1, 2023
g)Revenue from contracts with customers
The Group’s primary revenue is generated broadly from two streams that relate to its principal activities:
•“Service fees” relate to drug discovery collaboration agreements where the Group is utilizing its proprietary technology to develop novel Intellectual Property (“IP”) on behalf of the collaboration partner. Typically, the Group does not have any rights to future milestones and royalties as part of these agreements; and
•“Licensing fees” relate to drug discovery agreements where the Group develops IP on behalf of a collaboration partner. These agreements either assign all collaboration IP to the partner from inception or grant an exclusive option to the partner to license rights to the future development and commercialisation. As part of these agreements, the Group may receive future milestone and royalty payments on achievement of clinical, regulatory and commercial milestones.
The Group has four types of payments included within the two streams of revenue:
•“Upfront payments” are generally payable on execution of the collaboration agreement or on initiation of a project;
•“Research funding” is generally payable throughout the collaboration at defined intervals as set out in the agreement (e.g., quarterly or at the beginning of a specific phase of work) and is intended to fund research (internal and external) which is undertaken to develop the collaboration drug compound;
•“Milestone payments” are linked to the achievement of an event, as defined in the collaboration agreement e.g. initiation of Phase 1 clinical trial milestones and constitute variable consideration in accordance with IFRS15; and
•“Opt-in payments” are similar in principal to milestone payments, however, are payable when the customer exercises its option to license the collaboration IP. These payments only exist where the Group initially retained ownership of the IP, until the option is exercised by the customer.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
2.Accounting policies (continued)
g)Revenue from contracts with customers (continued)
Under these collaboration agreements the Group may also receive commercialisation milestones upon the first commercial sale of a product, the amount of which is based on the territory the sale occurs in, and royalties based on worldwide net sales. These amounts have not been included within the transaction price for any contract as of December 31, 2021 or 2020 and these amounts will be recognised when the underlying sales transactions to which they relate are achieved.
In accordance with IFRS 15, the Group recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Group expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Group determines are within the scope of IFRS 15, the Group performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when or as the Group satisfies a performance obligation.
At contract inception, the Group assesses the goods or services promised within each contract that falls under the scope of IFRS 15 to identify distinct performance obligations. The Group then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied. Revenue is measured at the contract price excluding value added tax and other sales taxes.
The Group includes the unconstrained amount of estimated variable consideration in the transaction price. The amount included in the transaction price is constrained to the amount for which it is highly probable that a significant reversal of cumulative revenue recognised will not occur. At contract inception, unconstrained revenue will typically include the upfront payments and in some instances, research funding.
At the inception of each arrangement that includes research, development, or regulatory milestone payments, the Group evaluates whether the milestones (i) relate to the one or more distinct performance obligations under the agreement; and (ii) are considered probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control or that of the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received.
At the end of each subsequent reporting period, the Group re-evaluates the estimated variable consideration included in the transaction price and any related constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which may affect license, fees, and other revenues and earnings in the period of adjustment.
The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which the Group recognizes revenue as or when the performance obligations under the contract are satisfied.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
2.Accounting policies (continued)
g)Revenue from contracts with customers (continued)
When determining whether performance obligations have been satisfied, progress is measured using the input method utilizing either external costs or labor hours incurred depending on the nature of the collaboration arrangement to establish and estimate the progress of completion. Management has determined the input method represents a faithful depiction of the Group’s progress towards completion of performance obligations because the time and costs incurred depict the progress of development of the underlying IP which may be transferred to the customer. At the end of each reporting period, the Group re-evaluates costs/hours incurred compared with total expected costs/hours to recognize revenue for each performance obligation.
For obligations recognised over time the Group recognizes revenue only equal to costs incurred until such time that it can reasonably estimate the total expected costs/hours to be incurred in delivering the performance obligation. For obligations in which revenue is recognised at a point in time, that point in time is the date at which the title of the goods is transferred to the customer.
Contract liabilities consists of billings or payments received in advance of revenue recognition. Contract assets consists of revenue recognised in advance of billings or payments.
h)Grants
The Group receives grants from the European Union (“EU”), the Austrian Research Promotion Agency (“FFG”), the Gates Foundation and Gates Philanthropy Partners ("GPP"). These grants compensate the Group for research activities undertaken and are recognised in profit or loss as other income on a systematic basis in the periods in which the expenses are recognised, unless the conditions for receiving the grant are met after the related expenses have been recognised. In this case, the grant is recognised when it becomes receivable.
i)Foreign currencies
At each period end foreign currency monetary items are translated using the closing rate. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction and non-monetary items measured at fair value are measured using the exchange rate when fair value was determined.
Foreign exchange gains and losses resulting from the settlement of transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit and loss.
On consolidation, the results of overseas operations are translated into Pound Sterling at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations are translated at the rate ruling at the reporting date. Exchange differences arising on translating overseas operations are recognised in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
2.Accounting policies (continued)
j)Intangible assets
Goodwill
Goodwill is recognised in a business combination when the consideration transferred by the acquirer exceeds the net identifiable assets acquired. Goodwill is not amortised but is reviewed for impairment at least annually.
Other intangible assets other than goodwill
Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses.
Intangible assets with finite lives are amortised over their useful economic lives from the point at which the intangible asset in question is brought into use, and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Assets yet to be brought into use are assessed for impairment at least annually. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible assets.

Computer software	4 years on a straight line basis
Patents	Over the term of the patent on a straight line basis
Acquired IP	8 years from the acquisition date/date the asset is brought into use on a straight line basis
Amortization of intangible assets is included under the ‘Research and development expenses’ and ‘General and administrative expenses’ classifications in the Statement of Comprehensive Income.
k)Business combination
Acquisitions of subsidiaries and businesses are accounted for using the purchase method of accounting. The cost of the business combination is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree.
Any excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets and liabilities are recognised as goodwill.
l)Cost of Sales
Costs of sales relates to costs from third-party contract research organisations as well as internal labor and absorbed overheads incurred in relation to collaboration arrangements which have been designated as contracts with customers in accordance with the revenue standard.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
2.Accounting policies (continued)
m)Property, plant and equipment
Assets under construction, plant and equipment, fixtures and fittings, computer equipment and leasehold improvements are initially recognised at acquisition cost, including any costs directly attributable to bringing the assets to the location and condition necessary for it to be capable of operating in the manner intended by the Group’s management. These assets are subsequently measured using the cost model, less accumulated depreciation and impairment losses.
Depreciation is provided at rates calculated to write off the cost of assets, less their estimated residual value on a straight line basis, over their expected lives:

Assets under construction	Not depreciated
Plant and equipment	4 years
Fixture and fittings	5 years
Leasehold improvements	Over the term of the lease or to the first-break clause, whichever is earlier
Computer equipment	4 years
n)Cash and cash equivalents
Cash is cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.
o)Inventories
Inventories consist of costs incurred in relation to the delivery of performance obligations satisfied at a point in time where control has not been transferred to the customer at the period-end.
p)Impairment of assets
Individual assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable with the exception of acquired IP yet to be brought into use, which is reviewed for impairment at least annually..
An asset is impaired when its carrying amount exceeds its recoverable amount. The recoverable amount is measured as the higher of fair value less cost of disposal and value in use. The value in use is calculated as being net projected cash flows based on financial forecasts discounted back to present value.
After individual assets are tested for impairment an impairment test is performed at the cash generating unit (“CGU”) level which is the lowest level for which independent cash inflows can be identified. If it is deemed that an impairment is necessary the impairment loss is allocated to reduce the carrying amount of the asset, first against the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognised may no longer exist. An impairment loss is reversed if the asset’s or cash-generating unit’s recoverable amount exceeds its carrying amount.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
2.Accounting policies (continued)
q)Joint ventures and joint operations
Investments in joint ventures are accounted for using the equity method in the Group’s financial statements. Under the equity method, the investment is recognised initially at cost and the carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets.
Investments in joint ventures are tested for impairment annually, and an impairment loss is recognised where it is indicated that the carrying amount of the investment may not be recoverable. The recoverable amount is measured as the higher of fair value less cost of disposal and value in use. The value in use is calculated as being net projected cash flows based on financial forecasts discounted back to present value.
The Group also undertakes various joint operations with third parties. Where a collaboration is deemed to be a joint operation the Group recognizes:
•its assets, including its share of any assets held jointly;
•its liabilities, including its share of any liabilities incurred jointly; and
•its expenses, including its share of any expenses incurred jointly.
r)Leases
Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group, and each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant rate of interest on the remaining balance for the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the present value of the following lease payments:
•Fixed payments, less any lease incentive receivable;
•Variable lease payments that are based on an index or a rate;
•The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.
The lease payments are discounted using the interest rate implicit in the lease. If this rate cannot be determined, the Group’s incremental borrowing rate (i.e. the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions) is used.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
2.Accounting policies (continued)
r)Leases (continued)
The right-of-use assets are measured at cost which comprise the following:
•The initial measurement of lease liability;
•Lease payments made at or before the commencement date (less lease incentives received);
•Initial direct costs; and
•Restoration costs.
Extension and termination options
The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.
The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss. The Company does not recognize right-of-use assets for short-term and low value leases.
Short-term and low value leases
Payments associated with short-term leases (leases of less than twelve months duration) and leases of low-value assets are recognised on a straight-line basis over the lease term.
s)Provisions
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.
The amount recognised as a provision is the best estimation of the considerations required to settle the present obligation at the reporting date, considering the risks and uncertainties surrounding the obligation.
Provisions for the cost to restore leased property to their original condition, as required by the terms and conditions of the lease, are recognised when the obligation is incurred, either at the commencement date or as a consequence of having used or made alterations to the underlying asset during a particular period of the lease, at the Directors’ best estimate of the expenditure that would be required to restore the assets. Estimates are regularly reviewed and adjusted as appropriate for new circumstances.
t)Pension costs
The Group operates a defined contribution pension scheme for employees. The assets of the scheme are held separately from those of the Group. The annual contributions payable are charged to the Group profit or loss on an accruals basis.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
2.Accounting policies (continued)
u)Financial instruments
Financial assets
Financial assets classified as financial instruments measured at amortised cost comprise trade and other receivables and cash and cash equivalents.
Financial assets measured at amortised cost are recognised when the Group becomes party to the contractual provisions of the instrument and are derecognised when the contractual rights to the cash flows from the financial asset expire or when the financial asset and all substantial risks and reward are transferred.
Financial assets are measured at amortised cost when both of the following criteria are met:
•The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amounts outstanding.
Subsequent to initial recognition, financial assets are measured at amortised cost using the effective interest rate method. At each reporting date the Group recognizes a loss allowance for expected credit losses on financial assets measured at amortised cost. In establishing the appropriate amount of loss allowance to be recognised, the Group applies either the general approach or the simplified approach, depending on the nature of the underlying group of financial assets. Further details are set out in Note 27.
Classification as debt or equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
Equity instruments
Equity instruments is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments such as preference shares issued by the Group are recognised at the proceeds received, net of direct issue costs. All preference shares in issue throughout either period are convertible into ordinary shares under certain conditions and bear no fixed or cumulative dividend. As such these shares have been deemed to be equity in nature.
Following the achievement of a development milestone relating to the Group’s revenue contract with GT Apeiron Therapeutics Inc. (“GTA”) on March 31, 2021, the Group became entitled to receive a number of ordinary shares and preference shares in this company as non-cash revenue consideration. These shares represent unlisted equity securities and the Group have taken the election provided within IFRS9 to recognize fair value gains and losses within Other Comprehensive Income (FVOCI).

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
2.Accounting policies (continued)
u)Financial instruments (continued)
Financial liabilities
Financial liabilities comprise trade and other payables as well as loan liabilities. Financial liabilities are obligations to pay cash or other financial assets and are recognised in the statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.
Financial liabilities are initially recognised at fair value adjusted for any directly attributable transaction costs. After initial recognition, financial liabilities are measured at amortised cost using the effective interest method, with interest-related charges recognised as an expense in finance costs.
A financial liability is derecognised only when the contractual obligation is extinguished, that is, when the obligation is discharged, cancelled or expires.
v)Share-based payments
The Group operates equity-settled, share-based compensation plans whereby certain employees of the Group are granted equity awards in the Company. The grant date fair value of these employee share plan awards are calculated using a Black Scholes valuation model in the case of share options, and are set equal to the Company’s share price on the date of issue in the case of restricted stock units (“RSUs”).
Where share plan awards are granted to employees, the fair value of the options at the date of grant is recognised in profit or loss over the vesting period. The only vesting condition in relation to all types of awards granted is continued employment within the group throughout the vesting period. This condition is taken into account by adjusting the number of equity instruments expected to vest at each statement of financial position date so that, ultimately, the cumulative amount recognised over the vesting period is based on the number of options that eventually vest.
Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also recognised in profit or loss over the remaining vesting period. There were no modifications to the terms and conditions of options during the current or previous financial period.
w)Tax
Tax on the loss for the year comprises current and deferred tax. Tax is recognised in the profit and loss account except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
2.Accounting policies (continued)
w)Tax (continued)
Current tax
Current tax is provided at the amounts expected to be paid applying tax rates that have been enacted or substantively enacted by the balance sheet date. Current tax includes tax credits, which are accrued for the period based on calculations that conform to the UK Research and Development Tax Credit Scheme that is applicable to small and medium sized companies. Research and development costs which are not eligible for reimbursement under this scheme, such as expenditure incurred on research projects for which the group receive income, may be reimbursed under the U.K. R&D expenditure credit (“RDEC”) scheme. Amounts receivable under the RDEC scheme are presented within other income. Research and development expenditure credits are also claimed in Austria in relation to qualifying expenditure incurred on research projects by the Group’s Austrian subsidiary. These amounts are also presented within other income.
Deferred tax
Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. A deferred tax asset is recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). However, for deductible temporary differences associated with investments in subsidiaries a deferred tax asset is recognised when the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and liabilities are set off only where the Group has a legally enforceable right to set off the recognised amounts and the Group intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
x)Research and development costs
Research costs are expensed as incurred. Amounts received from collaboration partners as reimbursement for costs incurred on joint operations are recorded as a reduction in the underlying expenditure to which they relate, with advance payments recognised in contract liabilities and other advances. Development expenditures, on an individual project, are recognised as an intangible asset when the Group can demonstrate:
•the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•its intention to complete and its ability to use or sell the asset;
•how the asset will generate future economic benefits;
•the availability of resources to complete the asset; and
•the ability to measure reliably the expenditure during development.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
2.Accounting policies (continued)
x.Research and development costs (continued)
Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. It is amortised over the period of expected future benefit. Amortization is recorded in research and development costs. During the period of development, the asset is tested for impairment annually. No expenditure met the criteria for capitalization during the current or prior years.
3.Critical accounting estimates and judgements
In the application of the Group’s accounting policies the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
Critical accounting estimates
The estimates and underlying assumptions are reviewed on an ongoing basis. The critical estimates that the directors have made in the process of applying the Group's accounting policies that have the most significant effect on the amounts recognised in the financial statements are discussed below.
Recognition of revenue
Revenue is recognised upon the satisfaction of performance obligations, which occurs when control of the good or service transfers to the customer. Control transfers over time in relation to the majority of research and design activities performed during the years ended December 31, 2021 and 2020, and either external costs or labor hours incurred are utilised as the relevant input method in order to estimate the extent to which the performance obligations have been satisfied at the end of the reporting period depending on the nature of the arrangement.
The table below illustrates the sensitivity analysis of the Group’s reported profit to a 20% increase or decrease in the estimated future costs to be incurred in the delivery of partially unsatisfied performance obligations relating to the Group’s most significant revenue contract as at December 31, 2021.

	Change in estimated future costs	Effect on profit before tax	Effect on equity
		£’000	£’000
Change in the estimated future costs to be incurred in delivering partially unsatisfied performance obligations	+20%	(201)	(201)
	-20%	173	173
During the year ended December 31, 2021, the Group reassessed its estimate of total projected external costs to be incurred over the course of its collaboration with Celgene. As a result of changes in the competitive landscape during the period and additional estimated costs relating to the design and profiling of additional candidate compounds to further support the Group’s patent applications, the Group’s expectations of total projected external costs at December 31, 2021 were 33% higher at December 31, 2021 than at December 31, 2020.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
3.Critical accounting estimates and judgements (continued)
Leases
In applying IFRS 16 ‘Leases’, management has made estimates in determining an appropriate asset-specific discount rate to apply with respect to leases commencing during the period as it was not possible to identify the interest rate implicit in the leases which the Group entered into. Although the Group does not expect its estimates of the incremental borrowing rates to generate material differences within a reasonable range of sensitivities, judgement is involved in selecting an appropriate rate, and the rate selected for each lease will have an impact on the value of the lease liability and corresponding right-of-use asset in the statement of financial position.
Gates Foundation private placement buy-back rights
Under the terms of the Company’s private placement with the Gates Foundation, the latter has the right to sell, or require the Group to buy-back any shareholdings in the Group held by the Gates Foundation at the higher of the public offering price and the market value of the shares if the Group is in breech of certain terms within the agreement. This right constitutes a derivative financial liability for the Company which is recognised at fair value through profit and loss. The Group has assessed the likelihood of a default occurring as very low as at December 31, 2021, and as such the fair value of this liability has been estimated as nil at the balance sheet date.
Share-based payments provision
The Group operates an approved share option plan. The fair value of share options granted is measured using the Black-Scholes model at each grant date taking into account various assumptions detailed in note 31, the key assumption being the market value of shares at the grant date for grants made prior to the Company's IPO. The table below illustrates the sensitivity analysis of the Group’s reported profit to a 10% increase or decrease in the estimated fair value of share based payment awards issued awarded during the period.

	Change in % Complete Estimate	Effect on profit before tax	Effect on equity
		£’000	£’000
Change in estimated market value of share options at grant date	+10%	(711)	(711)
	-10%	711	711
Purchase price allocation estimates relating to the acquisition of Allcyte GmbH (“Allcyte”),
The Group acquired Allcyte on August 18, 2021 as detailed in note 28. Establishing the purchase price allocation for the acquisition involves estimation to establish the fair value of the IP intangible capitalised and to estimate the useful economic life over which the intangible should be amortised. A market participant valuation methodology has been applied in order to estimate the intrinsic value of the technology IP acquired in the acquisition by taking into account the increased probability of success that a market participant might derive from utilizing the acquiree’s technology in the design and development of drug candidates over time.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
3.Critical accounting estimates and judgements (continued)
Accounting judgements
In the process of applying the Group’s accounting policies, management has made the following judgements which have the most significant effect on the amounts recognised in the financial statements:
Recognition of revenue
Management judgement is required to determine the performance obligations under each agreement and appropriately allocate revenue to the identified performance obligations in line with IFRS 15. Judgement is also required in determining the point at which the total costs to be incurred in delivering a performance obligation can be reliably estimated such that revenue can be recognised in excess of recoverable costs incurred.
Further judgement is required to determine whether sources of variable consideration are constrained as at the end of the reporting period as a result of it not being highly probable that a significant reversal in the amount of cumulative revenue recognised would not occur when the uncertainty associated with the variable consideration is subsequently resolved. Constraint is typically considered to be removed in relation to milestone/opt-in amounts when written confirmation of achievement has been provided by the counterparty or achievement has been ratified at a project Joint Steering Committee.
Loss-making contracts
Management judgement is required in order to determine whether the unavoidable costs of meeting the obligations under each collaboration arrangement exceed the economic benefits expected to be received under it. Where such costs are in excess of the Group’s best estimate of future revenues to be generated from the arrangement a provision is recorded in accordance with IAS 37.
The company has assessed the value of the remaining transaction price relating to the outstanding performance obligations relative to the value of the remaining unavoidable costs of meeting the obligations under contracts relating to the Group’s customers and determined that no provision for future operating losses is required as at December 31, 2021.
Leases
In applying IFRS 16 ‘Leases’, management has applied judgement in respect of the lease term in order to determine whether the Group is reasonably certain to exercise extension options or invoke break clauses included in the lease contracts. For all of the Group's leased properties management have determined that it is not reasonably certain that extension options will be exercised and/or break clauses not utilised as at December 31, 2021 and as such the lease term in each instance has been set with reference to the break clause date rather than the lease end date.
Deferred tax recoverability
Management has made a judgement about the availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilised. At December 31, 2021, the Group has decided not to recognise a UK deferred tax asset of £31,756,000 (2020: asset of £4,635,000) relating to losses and other timing differences due to the uncertainty involved in determining the future profitability of the Group.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
4.Operating segments
The Group manages its operations as a single segment for the purposes of assessing performance and making operating decisions. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the Group’s chief operating decision maker, or decision-making group, in deciding how to allocate resources and assess performance. The Group has determined that its chief operating decision maker is its Chief Executive Officer.
Information on major customers:
Revenue recognised during the year ended 31 December 2021 relates to collaboration agreements with Bristol Myers Squibb Company (“BMS”), Celgene Switzerland LLC (“Celgene”) (a company acquired by BMS subsequent to the inception of the collaboration), Bayer AG (“Bayer”), GTA and the Group’s joint venture with RallyBio IPB, LLC (“RallyBio”), RE Ventures I LLC. The proportion of revenue by customer in each period is as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
	%	%	%
BMS (including Celgene)	80	85	70
GTA	13	3	1
Others	7	12	29
	100	100	100
Information on non-current assets by geography
The Group’s non-current assets are held in the following geographies as at December 31, 2021:

	UK	Austria	Total
	£’000	£’000	£’000
Goodwill	173	5,812	5,985
Intangible assets	2,670	33,660	36,330
Plant and equipment	8,086	654	8,740
Right-of-use assets	4,975	179	5,154
The group held no non-current assets requiring disclosure under IFRS8 in non-UK geographies as at December 31, 2020.
5.Revenue
The Group’s revenue from contracts with customers during 2021, 2020 and 2019 are as follows:

	December 31,
	2021	2020	2019
	£’000	£’000	£’000
Service fees	452	786	141
Licensing fees- opt-in payments and milestones achieved	18,583	—	—
Licensing fees- upfront payments and research funding	8,324	8,886	8,966
	27,359	9,672	9,107

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
5.Revenue (continued)
During the year ended December 31, 2021, service fees related to collaboration agreements that existed with Allcyte GmbH at the time of the acquisition, which will be discontinued at the earliest commercially viable point, and the Group's joint venture arrangement with RallyBio, whereby Exscientia AI Limited provided services under a separate agreement to the joint venture entity, in which we hold a 50% interest. The scope of work under this service agreement was completed in June 2021.
By geographical market:

	December 31,
	2021	2020	2019
	£’000	£’000	£’000
United Kingdom	—	—	—
Rest of Europe	1,599	427	2,597
United States of America	22,197	9,245	6,510
Rest of the world	3,563	—	—
	27,359	9,672	9,107
The above table represents the geographic locations of the headquarters of the customers to which the Group has provided services during the period, rather than the locations where the services themselves were performed.
Timing of revenue recognition:

	December 31,
	2021	2020	2019
	£’000	£’000	£’000
Revenue related to obligations discharged over time	12,804	9,672	9,107
Revenue related to obligations discharged at a point in time	14,555	—	—
	27,359	9,672	9,107
During fiscal year 2021, nil was recognised in relation to performance obligations satisfied in previous periods (2020: £nil, 2019: £270,000). £4,975,000 was recognised as revenue in the period that was included in the contract liability balance at the beginning of the period (2020: £8,645,000).
The transaction price (after excluding variable consideration that is constrained) allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, are as follows:

	December 31,
	2021	2020	2019
	£’000	£’000	£’000
Within one year	21,203	6,704	13,186
More than one year	7,743	747	2,973
	28,946	7,451	16,159
Details of contract balances are set out in notes 18 and 24.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
5.Revenue (continued)
During the year ended December 31, 2021, £14,437,000 (2020: £nil) was recognised in relation to a candidate opt-in milestone achieved in respect of the Group’s collaboration with Celgene, £797,000 (2020: £nil) was recognised in relation to a candidate development milestone with Bayer and £3,349,000 (2020: £nil) was recognised in relation to a candidate selection milestone achieved in respect of the Group’s collaboration with GTA.

6.Other income

	December 31,
	2021	2020	2019
	£’000	£’000	£’000
Grant income	2,096	197	—
R&D expenditure credits	1,653	1,008	534
	3,749	1,205	534
As at January 1, 2021 the Group operated two grants, a European governmental grant and a grant from the Gates Foundation. During the year ended December 31, 2021 the Group entered into an additional grant arrangement with the Gates Foundation and GPP in relation to which £1,087,000 was received during the period. These three grants in operation provide reimbursement for certain personnel, consumables and overhead costs incurred in the performance of research and development activities. The maximum amounts receivable under the grants are £1,191,000, £3,098,000 and £1,087,000 respectively, with total amounts received of £248,000, £2,285,000 and £1,087,000 as at December 31, 2021 respectively (2020: £248,000, £2,285,000 and nil respectively).
During the year ended December 31, 2021 £81,000 of grant income was recognised in relation to a grant provided by the FFG to the Group’s Austrian subsidiary in relation to the early stage testing of the drug action in solid tumor patient samples using high content microscopy and deep-learning. The maximum amount receivable under this grant is £2,064,000, with total amounts received of £1,252,000 as at December 31, 2021. Amounts received but not yet recognised are shown in note 24.
7.Operating Loss
The following items have been included in operating loss:

	December 31,
	2021	2020	2019
	£’000	£’000	£’000
Depreciation of owned fixed assets	1,432	603	370
Depreciation of right-of-use assets	848	439	185
Amortisation of intangible assets	1,903	23	19
Share-based payment charge	10,466	2,074	711
Acquisition related costs from business combinations	1,197	—	—
IPO-related costs included within G&A expenses	3,937	—	—
Fees payable to the Group’s auditors for the audit of the Group and Company’s financial statements	637	198	33
Other audit services provided by the Group's auditors	1,164	3	—

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
8.Finance income

	December 31,
	2021	2020	2019
	£’000	£’000	£’000
Bank interest receivable	26	110	272
	26	110	272
9.Finance expenses

	December 31,
	2021	2020	2019
	£’000	£’000	£’000
Bank interest payable	16	—	—
Loan interest payable	2	—	—
Interest expense on lease liabilities	149	86	50
Unwinding of discount rate on provisions	2	3	—
	169	89	50
10.Employee benefit expenses
Employee benefit expenses (including the directors) comprise:

	December 31,
	2021	2020	2019
	£’000	£’000	£’000
Wages and salaries	15,006	6,077	3,722
Social security costs	3,147	818	512
Other pension costs	526	90	52
Share-based payment charge	10,466	2,074	711
Total employee benefit expenses	29,145	9,059	4,997
The average number of persons employed by the Group (including the directors) during the period, was as follows:

	2021	2020	2019
	Number	Number	Number
Research and development	151	61	31
Management and operations	24	13	12
	175	74	43

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
11.Directors’ emoluments and key management personnel remuneration

	December 31,
	2021	2020	2019
	£’000	£’000	£’000
Directors’ emoluments	1,537	1,026	791
Contributions to defined contribution pension schemes	2	4	3
Compensation for loss of office	—	29	—
Total emoluments	1,539	1,059	794
Retirement benefits were accrued for 2 directors (2020: 4, 2019: 3). Share options were granted to 4 directors during 2021 (2020: 4, 2019: 2) and 1 director exercised options during 2021 (2020: 1, 2019: 1).
In respect of the highest paid director:

	December 31,
	2021	2020	2019
	£’000	£’000	£’000
Short term employee benefits	491	290	235
Contributions to defined contribution pension schemes	1	1	1
	492	291	236
The highest paid director did not exercise any share options during the year.
The remuneration of key management personnel during the year (excluding remuneration relating to executive directors which has been included in the table above) was as follows:

	December 31,
	2021	2020	2019
	£’000	£’000	£’000
Short term employee benefits	555	303	909
Share based payments	933	365	145
Contributions to defined contribution pension schemes	12	2	6
	1,500	670	1,060

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
12.Taxation

	December 31,
	2021	2020	2019
	£’000	£’000	£’000
Current tax
UK current tax on loss for the year	(6,706)	(2,074)	(1,497)
Overseas taxation on loss for the year	37	—	—
Adjustments in respect of prior year	(12)	(22)	(230)
	(6,681)	(2,096)	(1,727)
Deferred tax
Origination and reversal of timing differences	(279)	—	—
Total deferred tax benefit	(279)	—	—
Tax on loss on ordinary activities	(6,960)	(2,096)	(1,727)
Loss on ordinary activities before tax	(56,191)	(24,379)	(8,044)
Normal applicable rate of tax	19%	19%	19%
Loss on ordinary activities multiplied by normal rate	(10,676)	(4,632)	(1,528)
Effects of:
Fixed asset differences	(181)	—	7
Expenses not deductible for tax purposes	3,831	510	138
Income not deductible for tax purposes	(1)	(1)	—
Additional deduction for R&D expenditure	(5,185)	(1,536)	(1,116)
Surrender of tax losses for R&D tax credit refund	2,173	644	468
R&D expenditure credits	295	73	—
Adjustments to tax charge in respect of previous periods	(11)	(22)	(230)
Adjustments for foreign tax	(435)	—	9
Effects of changes in tax rates	—	—	(93)
Deferred tax not recognised	3,231	2,868	618
Income tax benefit	(6,960)	(2,096)	(1,727)
Factors that may affect future tax charges:
The Corporation Tax rate for the year ended December 31, 2021 was 19%. The Corporation Tax rate of 19% was enacted with effect from April 1, 2017 and the Finance Act 2016 legislated the UK Corporation Tax rate to decrease to 17% from April 1, 2020. However, on March 17, 2020, using the Provisional Collection of Taxes Act 1968, the UK Government cancelled the proposed drop in Corporation Tax rate to 17%. In the spring budget 2021, the Government announced that from April 1, 2023 the corporation tax rate will increase to 25%. This proposal was substantively enacted on 24 May 2021 and as such taken into account in calculating the deferred tax assets and liabilities disclosed in note 23.
13.Earnings per share

	December 31,
	2021	2020	2019
	£	£	£
Basic and Diluted loss for the year	(49,230,897)	(22,283,000)	(6,317,000)

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
13.Earnings per share (continued)

	December 31,
	2021	2020	2019
	Number	Number	Number
Weighted average number of ordinary shares	49,876,081	30,576,900	29,731,800

	December 31,
	2021	2020	2019
	£	£	£
Basic and diluted earnings per share (pence per share)	(0.99)	(0.73)	(0.21)
Basic earnings per share are calculated in accordance with IAS 33 (“Earnings per Share”) based on earnings attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period. The ordinary shares outstanding used for computation of earnings per share in all periods reflect the share split executed on October 05, 2021 as described in note 21 of the accounts, consistent with the principles in IAS 33 paragraph 64.
The Company issues share options to employees, upon the exercise of which ordinary shares are issued. Inclusion of the share options would have an anti-dilutive effect due to the loss incurred during the period, therefore basic and dilutive loss per share are the same.
14.Intangible assets and Goodwill

	Goodwill	Acquired IP	Computer Software	Patents	Total
	£’000	£’000	£’000	£’000	£’000
Cost
At December 31, 2019	173	—	82	150	405
Additions	—	—	3	—	3
At December 31, 2020	173	—	85	150	408
Additions	—	2,543	13	—	2,556
Additions on acquisition	5,887	36,078	—	—	41,965
Foreign currency translation	(75)	(567)	—	—	(642)
At December 31, 2021	5,985	38,054	98	150	44,287
Accumulated amortisation
At December 31, 2019	—	—	58	15	73
Amortisation charge- R&D expenses	—	—	—	15	15
Amortisation charge- G&A expenses	—	—	8	—	8
At December 31, 2020	—	—	66	30	96
Amortisation charge- R&D expenses	—	1,877	—	15	1,892
Amortisation charge- G&A expenses	—	—	11	—	11
Foreign currency translation	—	(27)	—	—	(27)
At December 31, 2021	—	1,850	77	45	1,972
Carrying value
At December 31, 2021	5,985	36,204	21	105	42,315
At December 31, 2020	173	—	19	120	312

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
14.Intangible assets and Goodwill (continued)
Acquired IP- GT Apeiron collaboration
On July 1, 2021 the Group entered into a joint operation with GTA in order to build a sustainable pipeline of high-value, best in class therapeutics. As part of this arrangement the pre-existing collaboration arrangement between the two parties was terminated, the Group made a payment of £1,448,000 and waived the rights to 30% of the shares in GTA that became receivable following the achievement of a milestone on the pre-existing collaboration agreement (see note 5), with the total fair value of these amounts capitalised as an acquired IP intangible at that date. The intangible relates to the IP in the pre-existing collaboration target that the group gained joint control of as a result of its participation in the joint operation.
No amortization charge has been recognised in relation to the IP during the period and as such the asset was reviewed for impairment on December 31, 2021. A value in use assessment was performed in order to determine that the asset's recoverable amount is in excess of its carrying amount. A discounted cashflow methodogy was utilised, with key assumptions relating to the duration of and total costs relating to each phase of the drug development, the costs of completing clinical trials and obtaining certain regulatory approvals, and product sales volumes and the time period to patent expiry once regulatory approvals have been achieved. A probability of success was then applied to each phase of the drug development in order to reflect the possibility that the drug may not be successfully commercialised. Cashflows determined by the model were then discounted to present value using a discount rate of 12%. The assumptions are based from industry literature and, where possible, the Group's experience of developing similar drug candidates. No impairment was noted.
Goodwill and acquired IP- Allcyte acquisition
On August 18, 2021 the Group acquired intellectual property relating to the Pharmacoscopy technology utilised by Allcyte as part of the acquisition of that company. The IP is being amortised over a period of 8 years from the acquisition date. No indicators of impairment were noted in relation to the Pharmacoscopy IP as at December 31, 2021.
Goodwill totaling £5,887,000 was also acquired as part of that acquisition, representing the additional value expected to be derived by the Group from the acquisition, as well as the assembled workforce. See note 28 for further details regarding the business combination.
An impairment review was performed in relation to to the goodwill as at December 31, 2021 by comparing the recoverable amount of the CGU to which the goodwill relates to its value in use. A discounted cashflow methodology was utilised, with a the most significant input relating to the increased probability of successfully commercialising drug candidates generated by the Group as a result of the activities of the CGU in question. Other key assumptions relate to the duration of and total costs relating to each phase of the drug development, the costs of completing clinical trials and obtaining certain regulatory approvals, and product sales volumes and the time period to patent expiry once regulatory approvals have been achieved. Cashflows determined by the model were discounted to present value using a discount rate of 12%. The assumptions are based from industry literature and, where possible, the Group's experience of developing similar drug candidates. No impairment was noted.
Goodwill- Kinetic Discovery acquisition
Goodwill amounting to £173,000 arose on the acquisition of Kinetic Discovery Limited on November 23, 2018. The purpose of the acquisition was to provide the necessary resources to enable the Group to continue to successfully discover and develop novel therapeutics.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
15.Property, plant and equipment

	Assets under construction	Plant and equipment	Fixtures and fittings	Leasehold improvements	Computer equipment	Total
	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At January 1, 2020	165	1,081	128	1,140	164	2,678
Additions	1,973	812	7	—	183	2,975
Reclassification of assets under construction	(165)	165	—	—	—	—
At December 31, 2020	1,973	2,058	135	1,140	347	5,653

Additions	631	3,703	189	228	432	5,183
Acquired on acquisition of subsidiary	—	348	25	—	—	373
Reclassification of assets under construction	(1,967)	—	—	1,967	—	—
Foreign currency translation	—	(1)	(4)	—	—	(5)
At December 31, 2021	637	6,108	345	3,335	779	11,204

Accumulated Depreciation
At January 1, 2020	—	206	31	149	45	431
Depreciation charge- R&D expenses	—	311	—	—	—	311
Depreciation charge- G&A expenses	—	—	25	213	54	292
At December 31, 2020	—	517	56	362	99	1,034

Depreciation charge- R&D expenses	—	786	—	—	—	786
Depreciation charge- G&A expenses	—	—	46	467	133	646
Foreign currency translation	—	(2)	—	—	—	(2)
At December 31, 2021	—	1,301	102	829	232	2,464

Carrying value
At December 31, 2021	637	4,807	243	2,506	547	8,740
At December 31, 2020	1,973	1,541	79	778	248	4,619
16.Investments in joint ventures and joint operations
Investment in joint venture
Held by the Group and included in the Statement of Financial Position measured under the equity method:

Name	Class of shares	Holding	Country of incorporation	Principal Activity	Registered address
RE Ventures I, LLC (US)	Ordinary	50%	US	The JV was established to develop novel compounds for rare diseases	251 Little Falls Drive, Wilmington, Delaware 1980
RE Ventures II, LLC (US)	Ordinary	50%	US	The JV was established to develop novel compounds for rare diseases	251 Little Falls Drive, Wilmington, Delaware 1980

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
16.Investments in joint ventures and joint operations (continued)
During 2019, the Group established a 50% interest in RE Ventures I, LLC with RallyBio which combines the deep therapeutic-area expertise of the RallyBio team with Exscientia’s proprietary AI platform to deliver novel small molecule treatments for certain rare diseases. During 2021, additional capital contributions totaling £1,424,000 (2020: £1,070,000) were made by the Group.
During 2021 the Group established a further 50% joint venture with RallyBio, RE Ventures II, LLC, with the same aims. There have been no transactions with this entity and no capital contributions were made during the year to December 31, 2021.
Under the equity method the joint venture was recognised as follows:

	2021	2020
	£’000	£’000
As at January 1,	123	360
Additional equity	1,424	1,070
Foreign exchange differences	29	(96)
Share of the losses	(1,152)	(1,211)
As at December 31,	424	123
No commitments to provide funding for the joint venture’s capital commitments were present as at either December 31, 2021 or 2020.
The following table illustrates the summarised financial information of the joint venture entity, RE Ventures I, LLC. The Group acquired its interest in the joint venture entity at the point of incorporation and therefore, there were no financials prior to acquisition.

	December 31,
	2021	2020	2019
	£’000	£’000	£’000
Operating expenses	(2,304)	(2,422)	(180)
Loss for the period	(2,304)	(2,422)	(180)
Total comprehensive loss	(2,304)	(2,422)	(180)

	December 31,
	2021	2020	2019
	£	£’000	£’000
Cash and cash equivalents	1,178	215	—
Current assets	91	306	930
Current liabilities	(78)	(66)	(162)
Members' surplus	1,191	455	768
Joint Operations
Exscientia has a joint contractual arrangement with Evotec AG, which originally entitled each party to 50% ownership over three novel compounds under the collaboration. The joint operation is not structured through a separate legal entity, and it operates from Exscientia and Evotec AG’s respective principal places of business. Evotec exercised its opt-out rights in relation to the arrangement in April 2021, revising downwards their ownership rights at each stage of development of the collaboration's intellectual property.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
16.Investments in joint ventures and joint operations (continued)
A joint contractual arrangement was entered into between Exscientia and SRI International (“SRI”) on 05 May 2020 which entitles each party to 50% ownership of novel compounds under the collaboration. The joint operation is not structured through a separate legal entity, and it operates from Exscientia and SRI's respective principal places of business. This arrangement was terminated early in 2021. No settlement amounts were paid as a result of the termination and no impairments of assets recorded.
A joint contractual arrangement was entered into between Exscientia and Huadong Medicine Co. Ltd (“Huadong”) on August 27, 2020. The purpose of the arrangement for Exscientia to design compounds for subsequent synthesis and testing by Huadong. Commercial exploitation of any successful candidate developed as part of the collaboration will be the exclusive right of Huadong in certain Asian geographic markets and Exscientia in all other markets.
A joint contractual arrangement was entered into between Exscientia Limited (“Exscientia”) and Blue Oak Pharmaceuticals Inc. (“Blue Oak”) on September 25, 2020. The purpose of this arrangement was to collaborate on a project to design dual targeted (bispecific) small molecules for the treatment of neurodegenerative illnesses. Exscientia has the primary responsibility for drug design, and Blue Oak the primary responsibility for managing the experimental chemistry, ADMET studies and in vivo behavioral assays, including translational medicine studies. Any collaboration IP will then be jointly owned with percentage ownership dependent upon costs incurred.
During the year, Exscientia entered into additional joint contractual arrangements as follows:
On May 26, 2021 the Group entered into a joint operation with EQRx Inc. (“EQRx”), a Delaware corporation to identify, discover and develop innovative drug candidates for high value therapeutics. Exscientia has the primary responsibility for the discovery, initial profiling, pre-clinical toxicology and IND-enabling studies of the potential candidates for each target, with EQRx responsible for the development and commercialisation of the candidates. As part of this arrangement, the Group has received payments totaling £16,253,000 from EQRx during the year to December 31, 2021 (2020: £nil), which are recognised over time as a reduction in research and development expenses as the underlying costs to which the reimbursement relates are incurred.
On July 1, 2021 the Group entered into a joint operation with GTA as described in note 14 above which entitles each party to 50% ownership of novel compounds designed and developed under the collaboration.
No collaboration IP has been capitalised in relation to any of the above joint operations as at December 31, 2021 and 2020 with the exception of the acquired IP intangible relating to the Group's collaboration with GTA as described in note 14.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
17.Leases
Right-of-use assets:

£'000
Cost
At January 1, 2020	1,114
Additions	3,245
At December 31, 2021	4,359
Additions	2,035
Acquired on acquisition	235
Foreign currency translation	(4)
At December 31, 2021	6,625

Accumulated Depreciation
At January 1, 2020	185
Depreciation charge	439
At December 31, 2021	624
Depreciation charge	848
Foreign currency translation	(1)
Carrying value	1,471
At December 31, 2021	5,154
At December 31, 2020	3,735
All right-of-use assets relate to leased properties. As at January 1, 2021 the Group had 3 pre-existing lease agreements relating to 2 properties based in the United Kingdom. In each instance the Group has the right, but not the obligation, to exit the leases at the end of the respective break periods. On July 12, 2021 the Group entered into a 10 year lease relating to premises at Milton Park, Oxfordshire with a 5-year break period. The Group has the right, but not the obligation, to exit the lease at the end of the break period. On 23 November 2021 the Group entered into a 10 year lease relating to additional space at its pre-existing Dundee offices. This lease arrangement also contains a 5-year break clause.
Currently the assumed lease term for each of the above leases extends to the date where the break-clause can be exercised, rather than the lease end date.
As part of the Group’s acquisition of Allcyte the Group acquired a lease relating to that Company’s Austrian premises, the lease term of which runs until 31 December 2022.
The Group entered into two 7 year lease arrangements in relation to laboratory and office space in Vienna, Austria on September 3, 2021, with the lease term commencing on or after October 1, 2022. Total minimum lease commitments of £6,132,000 are payable under these arrangements.
Lease liability maturity

	December 31,
	2021	2020
	£’000	£’000
Current	1,075	677
Non-current	3,804	2,761
	4,879	3,438

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
17.Leases (continued)
In respect of the Group’s leasing activities the following amounts were recognised:

	December 31,
	2021	2020
	£’000	£’000
Recognised within general administrative expenses
Depreciation charge for the right-of-use assets	848	439
Expenses relating to short-term leases	93	11
Recognised within finance expenses
Interest expense on lease liabilities	149	86
The lease liability contractual maturity analysis is detailed within note 27.
18.Other receivables and contract assets
Current other receivables and contract assets

	December 31,
	2021	2020
	£’000	£’000
VAT recoverable	2,169	853
Prepayments	3,153	1,622
Contract assets	305	143
Other receivables	686	100
	6,313	2,718
Non-current other receivables and contract assets

	December 31,
	2021	2020
	£’000	£’000
Other receivables	100	—
	100	—
A reconciliation of the movement in contract assets for the Group is as follows:

	January 1, 2021	Recognised as income	Deductions	December 31, 2021
	£’000	£’000	£’000	£’000
Grants	—	126	—	126
Collaboration	143	567	(531)	179
Total contract assets	143	693	(531)	305

	January 1, 2020	Recognised as income	Deductions	December 31, 2020
	£’000	£’000	£’000	£’000
Collaborations	13	240	(110)	143
Total contract assets	13	240	(110)	143

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
19.Inventories

	December 31,
	2021	2020
	£’000	£’000
Work in progress	359	—
	359	—
20.Cash and cash equivalents

	December 31,
	2021	2020
	£’000	£’000
Cash and cash equivalents	560,425	60,349
Restricted cash	1,748	2,235
	562,173	62,584
Restricted cash relates to amounts on deposit which have been granted to the Group to reimburse certain costs incurred in relation to the Group's first grant with the Gates Foundation.
21.Share Capital
The share capital of the Group is represented by the share capital of the parent company, Exscientia plc. This company was incorporated on June 29, 2021 and became the parent company of the Group on August 10, 2021. Prior to this the share capital of the Group was represented by the share capital of the previous parent company, Exscientia AI Limited (formerly Exscientia Limited).

	December 31, 2021	December 31, 2020
	£	£
Issued and fully paid share capital
120,886,527 (2020: nil) Ordinary shares of £0.0005 each	60,443	—
Nil (2020: 97,324) Ordinary A shares of £0.001 each	—	97
Nil (2020: 30,255) Series A Preference shares of £0.001 each	—	30
Nil (2020: 29,408) Series B Preference shares of £0.001 each	—	30
Nil (2020: 5,785) Ordinary B shares of £0.001 each	—	6
Nil (2020: 10,123) Junior Series C shares of £0.001 each	—	10
Nil (2020: 57,295) Series C Preference shares of £0.001 each	—	57
Nil (2020: nil) Series C1 Preference shares of £0.001 each	—	—
Nil (2020: nil) Series D1 Preference shares of £0.001 each	—	—
324,121 (2020: nil) Deferred shares of £0.01 each	3,241	—
	63,684	230

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
21.Share Capital (continued)
Shares authorised and issued (number)

	December 31, 2020	Issue of shares	Re-designation of shares	Share Conversion	Share Split	December 31, 2021
Ordinary shares	—	23,650,227	—	324,121	96,912,179	120,886,527
Ordinary A shares	97,324	8,726	(19,624)	(86,426)	—	—
Series A preference shares	30,255	—	—	(30,255)	—	—
Series B preference shares	29,408	—	—	(29,408)	—	—
Ordinary B Shares	5,785	3,826	(4,763)	(4,848)	—	—
Junior Series C Shares	10,123	—	—	(10,123)	—	—
Series C preference shares	57,295	—	—	(57,295)	—	—
Series C1 preference shares	—	17,132	—	(17,132)	—	—
Series D preference shares	—	64,247	24,387	(88,634)	—	—
Deferred shares	—	—	—	—	324,121	324,121
	230,190	23,744,158	—	—	97,236,300	121,210,648
The Group raised proceeds totaling £21,104,000 net of transaction costs of £347,000 from the issue of 17,132 Series C1 preference shares as an extension to the Series C funding round completed in 2020, with the transaction completing on March 1, 2021.
The Group raised a further £162,019,522 in April 2021 from the issue of 64,247 Series D1 preference shares. In conjunction with this transaction, the Group re-designated 19,624 Ordinary A shares and 4,763 Ordinary B shares as Series D1 Preference shares.
The Group issued 3,826 Ordinary B shares with a nominal value of £0.001 during the period, all of which related to the exercise of share options (see note 31).
On August 26, 2021 the Group issued 8,726 Ordinary A shares of £0.16 each with a fair value of £13,888,000 to the shareholders of Allcyte as part of its acquisition of that Company (see note 28).
On October 05, 2021 the Company completed its IPO. In the IPO the Company sold an aggregate of 15,927,500 ADS representing the same number of ordinary shares, including 2,077,500 ADSs pursuant to the underwriters’ option at a public offering price of $22.00 per ADS. Net proceeds were $325,877,000 (£239,688,000).
In addition to the ADSs sold in the IPO, the Company completed the concurrent sale of an additional 1,590,909 ADSs at the initial offering price of $22.00 per ADS, for gross proceeds of approximately $35,000,000 (£25,743,000), in a private placement to the Gates Foundation, and a further 5,681,818 ADSs at the same price of $22.00 per ADS to SoftBank, generating net proceeds after professional fees of $116,250,000 (£85,890,000).

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
21.Share Capital (continued)
Under the terms of the Company’s agreement with the Gates Foundation, the Group is committed to spending $70 million over a four-year period to the research, discovery, and development of small molecule anti-infective therapeutics for future pandemic preparedness, with a specific focus on developing therapeutics that can be applied against multiple species of coronaviridae, influenza, and paramyxoviridae (the “Pandemic Preparedness Program”). The Group had incurred £793,000 relating to the Pandemic Preparedness Program as at December 31, 2021, with a total outstanding commitment of £51,069,230.
In the event that the Group is in breech of certain terms within the agreement, the Gates Foundation has the right to sell, or require the Group to buy-back any shareholdings in the Group held by the Foundation at the higher of the public offering price and the market value of the shares at the date of default. Should such a breech occur or should the Company enter bankruptcy the Gates Foundation also has the exclusive right to utilise an exclusive global license granted as part of the agreement in relation to any IP generated by the Group pertaining to the Pandemic Preparedness Program for the benefit of people in certain developing countries. The default conditions are within the control of the Group and the license in question cannot be utilised unless such a default occurs or the Group enters bankruptcy. As such no fair value has been assigned to this license at the inception of the agreement.
Concurrent with the Company’s IPO on October 05, 2021 and pursuant to the terms of a share for share exchange all of the ordinary and preference shareholders of Exscientia plc exchanged each of the existing shares held by them for 300 newly issued Ordinary shares of £0.0005 each in the Company. 324,121 Deferred shares with a nominal value of £0.01 per share were created as part of this transaction. The Deferred shares are not entitled to any dividends or to any other participation in the profits of the Company. The aggregate number of ordinary shares in issue following the transaction was 97,236,300, such shares having an aggregate nominal value of £48,618.
The Group issued 450,000 Ordinary shares with a nominal value of £0.0005 relating to the exercise of share options on October 28, 2021 (see note 31).
Group reorganization
The Company was incorporated on 29 June 2021, with share capital of 1 Ordinary A share of £2.00. On August 10, 2021 share capital of 77,699 Ordinary A shares of £2.00, 4,848 Ordinary B shares of £2.00, 30,255 Series A Preference shares of £2.00, 29,408 Series B Preference shares of £2.00, 57,295 Series C Preference shares of £2.00, 17,132 Series C1 Preference shares of £2.00, 10,123 Junior Series C Preference shares of £2.00 and 88,634 Series D1 Preference shares of £2.00 each were issued by the Company to the shareholders of Exscientia AI Limited in consideration for the transfer from Exscientia AI Limited of the entire issued share capital of Exscientia AI Limited, as a result of which a merger reserve of £217,380,000 was created.
On 11 August 2021, following the above transactions, the Company transferred its investment in Exscientia AI Limited to a newly formed fully owned intermediate holding company, Exscientia (UK) Holdings Limited.
On 26 August 2021 the Company capitalised the amount standing to the credit of the merger reserve of £217,380,000 via a bonus issue, applying such sum in paying up in full 108,690,325 Ordinary A shares of £2.00 each, which were allotted to each holder of the existing Ordinary A shares in proportion to the number of Ordinary A shares that they held as at 12 August 2021 prior to the transaction.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
21.Share Capital (continued)
Following the bonus issue a capital reduction was executed, also on 26 August 2021, whereby the same number of shares were cancelled and extinguished, creating retained earnings at that point of £217,380,000. The Company then approved a reduction of capital by way of solvency statement pursuant to which £1.84 was cancelled from each issued ordinary and preference share of £2.00 each. This reduced the issued capital from £630,000 to £50,000 and increase retained earnings by £580,000. Following the capital reduction the issued share capital of the Company comprised of 77,700 Ordinary A shares of £0.16, 4,848 Ordinary B shares of £0.16, 30,255 Series A Preference shares of £0.16, 29,408 Series B Preference shares of £0.16, 57,295 Series C Preference shares of £0.16, 17,132 Series C1 Preference shares of £0.16, 10,123 Junior Series C Preference shares of £0.16 and 88,634 Series D1 Preference shares of £0.16.
The value of Exscientia AI Limited's share premium immediately prior to the Group reorganisation was £272,224,000.
The below table summarizes the movements in the share capital of the group as a result of the various share transactions that occurred during the year ended 31 December 2021.

£
Issued and fully paid share capital as at January 1, 2021	230
Issue of shares as a result of share option exercises during the period	229
Series C1 funding round	17
Series D1 funding round	64
Share for share exchange	630,475
Bonus issue	217,380,650
Share capital reduction	(217,380,650)
Nominal value reduction	(580,327)
Issue of shares on acquisition of subsidiary	1,396
New share capital issued on consummation of the Group’s IPO	11,600
Issued and fully paid share capital as at December 2021	63,684
Rights of Share Classes
Holders of Ordinary A shares, Series A Preference shares, Series B Preference shares, Series C preference shares, Junior Series C shares, Series C1 Preference shares and Series D1 Preference shares were entitled to one vote per share at a show of hands meeting of the Company and one vote per share on a resolution on a poll taken at a meeting and on a written resolution. Ordinary B shares did not carry these voting rights. All preference shares in issue throughout the period were converted into ordinary shares immediately on the occurrence of the IPO on October 5, 2021.
The Deferred shares convey no voting rights to the shareholders.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
22.Reserves
Share capital
Share capital represents the nominal value of shares that have been issued.
Share premium
Share premium is the excess amount received by the Company over the par value of shares issued.
Foreign exchange reserve
Comprises translation differences arising from the translation of financial statements of the Group’s foreign entities into GBP.
Share based payment reserve
Represents share options awarded by the Group and company.
Retained earnings/accumulated losses
Retained earnings/accumulated losses comprise the Group's undistributed earnings after taxes in addition to amounts generated as a result of the Group's corporate reorganisation.
Fair value reserve
The fair value reserve comprises the cumulative net change in the fair value of investments classified as at FVOCI until the investments are derecognised or impaired.
Merger reserve
The merger reserve arose as a result of group reorganisation transactions and represents the difference between the equity of Exscientia plc and Exscientia AI Limited at the point at which the share for share exchange was executed.
23.Deferred tax
United Kingdom
The Group have recognised deferred tax assets and liabilities at December 31, 2021 and 2020. In light of the Group’s history of losses, recovery of the whole deferred tax asset is not sufficiently certain, and therefore a deferred tax asset has been recognised only to the extent that there is a deferred tax liability in the form of fixed asset temporary differences.

Recognised	December 31,
	2021	2020
	£’000	£’000
Deferred tax asset
Short term temporary differences	2,108	607

Deferred tax liability
Fixed asset temporary differences	(2,108)	(607)
	—	—

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
23.Deferred tax (continued)

Not recognised	December 31,
	2021	2020
	£’000	£’000
Deferred tax asset
Losses and other deductions	11,480	4,560
Short term temporary differences	20,276	75
	31,756	4,635
Austria
A net deferred tax liability of £7,121,000 (2020: £nil) has been recognised consisting of a deferred tax asset of £1,190,000 relating to losses of £4,761,000 (2020: £nil relating to losses of £nil) offset by a deferred tax liability of £8,312,000 (2020: £nil) relating to intangible assets acquired as part of the Group’s acquisition of Allcyte, see note 28.
United States of America
The Group has an unrecognised deferred tax asset of £653,000 (2020: £346,000) relating to losses of £2,456,000 (2020: £1,301,000) pertaining to the Group's joint venture with RallyBio, RE Ventures I, LLC.

24.Contract liabilities and other advances

	December 31,
	2021	2020
	£’000	£’000
Within one year	29,962	9,041
More than one year	16,359	1,265
	46,321	10,306

A reconciliation of the movement in contract liabilities and other advances is as follows:

	January 1, 2021	Additions	Acquired as part of acquisition	Recognised in the income statement	Foreign exchange	December 31, 2021
	£’000	£’000	£’000	£’000	£’000	£’000
Grants	2,336	1,198	114	(1,757)	(2)	1,889
Revenue generating collaborations	7,970	29,186	186	(8,393)	(3)	28,946
Joint operations	—	16,253	—	(767)	—	15,486
Total contract liabilities and other advances	10,306	46,637	300	(10,917)	(5)	46,321

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
24.Contract liabilities and other advances (continued)

	January 1, 2020	Additions	Acquired as part of acquisition	Recognised in the income statement	Foreign exchange	December 31, 2020
	£’000	£’000	£’000	£’000	£’000	£’000
Grants	—	2,533	—	(197)	—	2,336
Revenue generating collaborations	15,087	2,449	—	(9,566)	—	7,970
Total contract liabilities and other advances	15,087	4,982	—	(9,763)	—	10,306

25.Provisions

	2021	2020
	£’000	£’000
At January 1,	535	—
Provisions made during the year	—	532
Unwind of discount rate	2	3
At December 31,	537	535
A provision of £535,000 was made during 2020 in respect of the Group’s obligation to restore alterations made on lease space within one of the Group’s leasehold properties. The required work is expected to be completed in 2024 and 2028. Key uncertainties surrounding the amount and timing of the outflows relate to changes in required restoration costs over the lease term and the timing of exit of the relevant buildings.

26.Other payables

	December 31,
	2021	2020
	£’000	£’000
Accruals	5,259	1,234
Other payables	931	98
Other taxation and social security	2,213	255
Corporation tax	6	2
	8,409	1,589

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
27.Financial instruments
The group holds the following financial instruments:

	December 31,
Financial Assets	2021	2020
	£’000	£’000
Held at amortised cost
Trade and other receivables (excluding prepayments and taxes)	2,280	689
Cash and cash equivalents	562,173	62,584
Held at fair value through OCI
Investments held in unquoted equity instruments	2,145	—
	566,598	63,273

	December 31,
Financial Liabilities	2021	2020
	£’000	£’000
Held at amortised cost
Trade and other payables (excluding taxes and contract liabilities and other advances)	12,479	4,665
Loans	296	—
Lease liability	4,879	3,438
	17,654	8,103
As disclosed throughout the financial statements, management consider fair value to be the same as the carrying amount.
Classification of financial assets and liabilities at amortised cost
The Group classifies its financial assets and liabilities as at amortised cost only if both of the following criteria are met:
•The asset is held within a business model with the objective of collecting the contractual cash flows, and
•the contractual terms give rise on a specified date to cash flows that are solely payments of principal and interest on the principal outstanding
Nature of financial instruments recognised and measured at fair value
Following the achievement of a development milestone on March 31, 2021, the Group became entitled to receive a number of ordinary shares and preference shares in GTA. These shares represent unlisted equity securities and the Group has taken the election provided within IFRS9 to recognize fair value gains and losses within Other Comprehensive Income (FVOCI) as gains and losses relating to the value of these securities are not considered to be part of the trading activities of the entity.
On July 1, 2021 the rights to a portion of these shares were waived as part of an agreement to enter into a joint arrangement with the Group as further detailed in note 14. The remainder of the shares in question were received on that date.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
27.Financial instruments (continued)
Fair value hierarchy
To provide an indication about the reliability of the inputs used in determining fair value, the group classifies its financial instruments into the three levels prescribed under the accounting standards as follows:
Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted marked price used for financial assets held by the group is the current bid price. These instruments are included in level 1.
Level 2: The fair value of financial instruments that are not traded in an active market (for example, over–the–counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.
The objective of valuation techniques is to arrive at a fair value measurement that reflects the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date.
Fair value measurements using significant unobservable inputs (level 3)

Unlisted equity securities
£’000
Opening balance as at January 1, 2021	0
Acquisitions	3,349
Loss recognised in other comprehensive income	(109)
Disposal	(1,095)
Closing balance as at December 31, 2021	2,145
The disposal during the period relates to the shares in GTA in relation to which the Group waived its rights as part of the agreement to enter into the joint arrangement with that party.

There have been no transfers between levels 2 and 3 and changes in valuation techniques during the period.
The group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at December 31, 2021.
Unobservable market data became available to the Group in the form of a recent arms-length transaction involving equity instruments of the entity in question, and as such the fair value of the Group's investment was established with reference to that transaction.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
27.Financial instruments (continued)
Risk management objectives
Management identifies and evaluates financial risks on an on-going basis. The principal risks to which the Group is exposed are market risk (including interest rate risk, and cash flow risk), credit risk, and liquidity risk.
Market risk
Market risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market prices. For the Group, market risk comprise of two types of risks; interest rate risk and foreign currency risk.
Foreign currency risk
The Group is exposed to foreign currency exchange risks due to the Group holding foreign currency monetary assets and liabilities which are exposed to exchange rate fluctuations. This risk is assessed on an on-going basis.
The Group does not use derivative financial instruments to manage currency exchange movements and, as such, no hedge accounting is applied.
The table below illustrates the sensitivity analysis of the Group’s reported profit to a 10% increase or decrease in the respective foreign exchange rates to which they are significantly exposed. The sensitivity analysis is calculated on balances outstanding at the year end, with all other variables held constant.

	Change in rate	Effect on profit before tax	Effect on equity
		£’000	£’000
2021
Change in USD	+10%	27,236	27,489
	-10%	(27,236)	(27,489)
Change in EUR	+10%	195	5,908
	-10%	(195)	(5,908)
2020
Change in USD	+10%	2,471	2,471
	-10%	(2,471)	(2,471)
Change in EUR	+10%	140	140
	-10%	(140)	(140)
Interest rate risk
The Group’s exposure to the risk of changes in market interest rates relate to the Group’s interest-bearing current accounts. The Group has four instant access accounts which are exposed to variable interest rates which total to £230,516,000 (2020: £8,445,000). A sensitivity analysis prepared with a 1% increase or decrease in interest rate with all other variables held constant would lead to an increase or decrease in profit and equity of £2,305,000 (2020: £66,000).
The sensitivity analysis has been determined based on the exposure to floating interest rate instruments at the end of the reporting year. The analysis is prepared assuming the amount of the consolidated balance at the end of the reporting year was the balance for the whole year.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
27.Financial instruments (continued)
Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. Credit risk arises from cash balances (including bank deposits, cash and cash equivalents) and credit exposures to trade receivables.
The Group’s maximum exposure to credit risk is represented by the carrying value of cash and cash equivalents and trade and other receivables.
Credit risk is managed by monitoring clients and performing credit checks before accepting any customers and by placing funds with multiple banks with high credit-ratings assigned by international credit-rating agencies.
Impaired trade receivables
Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly.
There have been no impairments during 2021 (2020: £nil).
Expected credit losses
At each reporting date, the Group recognizes a loss allowance for expected credit losses on material balances by applying the simplified approach.
In applying the simplified approach, the Group uses a “probability of default” (“PD”) approach, to determine the lifetime expected credit losses. Under the PD approach, the expected credit losses are calculated using three main parameters:
•a counterparty PD;
•expected LGD (loss given default); and
•EAD (expected exposure at default).
In calculating the expected credit loss, the following formula is applied:
Expected Credit Loss (ECL) = PD x LGD x EAD.
Based on the nature of the Group’s activities and trade receivables being current, management has determined that the expected credit loss on these balances is not material at the reporting date.
Capital management
The Group manages its capital to ensure that it will be able to continue as a going concern. The capital structure of the Group consists of issued capital, the share premium account and accumulated losses.
The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. No significant changes were made in the objectives, policies or processes during the years ended December 31, 2021 and December 31, 2020. The Group does not have any externally imposed capital requirements.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
27.Financial instruments (continued)
Capital management (continued)
As part of the Group’s management of capital structure, consideration is given to the cost of capital.
The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. No significant changes were made in the objectives, policies or processes during the years ended December 31, 2021 and December 31, 2020. The Group does not have any externally imposed capital requirements.
As part of the Group’s management of capital structure, consideration is given to the cost of capital.
Liquidity risk
Liquidity risk is the risk that the Group may encounter difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The Group seeks to manage its liquidity risk by ensuring that sufficient liquidity is available to meet its foreseeable needs.
A summary table with maturity of financial assets and liabilities presented below is used by management to manage liquidity risks. The amounts disclosed in the following tables are the contractual undiscounted cash flows. Undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statement of financial position, as the impact of discounting is not material.
The maturity analysis of financial instruments at December 31, 2021 is as follows:

	Carrying amount	Demand and less than 3 months	From 3 to 12 months	From 12 months to 2 years	From 2 to 5 years	More than 5 years	Total contractual cash flows
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Assets:
Cash and cash equivalents	562,173	562,173	—	—	—	—	562,173
Trade and other receivables	2,280	2,180	—	—	—	100	2,280

Liabilities:
Trade and other payables	(12,479)	(12,479)	—	—	—	—	(12,479)
Loans	(296)	—	(2)	(2)	(303)		(307)
Lease liability	(4,879)	(267)	(808)	(1,117)	(2,694)	(415)	(5,301)
	546,799	551,607	(810)	(1,119)	(2,997)	(315)	546,366

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
27.Financial instruments (continued)
The maturity analysis of financial instruments at December 31, 2020 is as follows:

	Carrying amount	Demand and less than 3 months	From 3 to 12 months	From 12 months to 2 years	From 2 to 5 years	More than 5 years	Total contractual cash flows
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Assets:
Cash and cash equivalents	62,584	62,584	—	—	—	—	62,584
Trade and other receivables	689	689	—	—	—	—	689

Liabilities:
Trade and other payables	(4,665)	(4,638)	(27)	—	—	—	(4,665)
Lease liability	(3,438)	(169)	(508)	(677)	(1,632)	(820)	(3,806)
	55,170	58,466	(535)	(677)	(1,632)	(820)	54,802

Interest bearing loans and borrowings
As part of the Group’s acquisition of Allcyte the group acquired a loan of €353,000 (£300,000) from the FFG. This loan accrues interest at a rate of 0.75% repaid annually and is repayable on September 30, 2026.
Changes in liabilities arising from financing activities

	At January, 1 2021	Cash flows	Additions	Interest expense	Foreign Exchange	At December 31, 2021
	£’000	£’000	£’000	£’000	£’000	£’000
Interest-bearing loans and borrowings	—	—	301	1	(6)	296
Lease liabilities	3,438	(881)	2,178	147	(3)	4,879
Total liabilities from financing activities	3,438	(881)	2,479	148	(9)	5,175

	At January, 1 2020	Cash flows	Additions	Interest expense	Foreign Exchange	At December 31, 2020
	£’000	£’000	£’000	£’000	£’000	£’000
Interest-bearing loans and borrowings	—	—	—	—	—	—
Lease liabilities	1,112	(455)	2,695	86		3,438
Total liabilities from financing activities	1,112	(455)	2,695	86	—	3,438

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
28.Business Combinations
On August 18, 2021 the Group acquired 100% of the equity shares of Allcyte, a precision medicine biotechnology company incorporated in Austria. The acquisition allows the group to apply Allcyte’s technology relating to the high content evaluation of individual patient biology in primary tumor tissues to the Group’s target discovery and drug optimization activities. Following the acquisition Allcyte was merged with the Group’s 100% owned subsidiary, Alphaexscientia Beteiligungs GmbH, and the merged entity was renamed as Exscientia GmbH.
Details of the purchase consideration, the net assets acquired and goodwill created are as follows:

£’000
Purchase consideration
Cash paid	19,865
Equity securities issued	13,887
Total purchase consideration	33,752
The assets and liabilities recognised as a result of the acquisition are as follows:

£’000
Pharmacoscopy technology IP (see note 14)	36,078
Property, plant and equipment (see note 15)	373
Right-of-use assets (see note 17)	235
Cash and cash equivalents	1,829
Inventories	177
Trade receivables	176
Other receivables	123
Current tax assets	520
Trade payables	(481)
Loans	(300)
Other payables	(2,843)
Lease liabilities	(220)
Contract liabilities and other advances	(300)
Net deferred tax	(7,502)
Net identifiable assets acquired and liabilities assumed	27,865
plus Goodwill	5,887
33,752
The goodwill is attributable to additional value expected to be derived by the Group from the acquisition, as well as the assembled workforce. None of the goodwill is expected to be deductible for tax purposes.
The fair value of purchase consideration and goodwill balances are provisional pending receipt of final approval of the working capital adjustment relating to the purchase consideration. A net deferred tax liability of £7,502,000 arose on completion of the acquisition which is made up of a deferred tax liability of £8,879,000 in relation to the intangible assets acquired offset by a deferred tax asset of £1,377,000 relating to historical losses incurred by Allcyte prior to the acquisition.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
28.Business Combinations (continued)
Revenue and profit contribution
The acquired business contributed revenues of £118,000 and a net loss of £4,535,000 to the Group from the period August 19, 2021 to December 31, 2021. If the acquisition had occurred on January 1, 2021, consolidated revenue and consolidated loss after tax for the year ended December 31, 2021 would have been £439,000 and £7,585,000 higher respectively.
Share clawback
As part of the purchase transaction additional equity securities with a total fair value of £8,074,000 were issued to shareholders of Allcyte who act in management positions of the company. These shares are subject to a clawback period of three years from the acquisition date whereby should said employees leave their positions within the Group within the clawback period the shares will be repurchased by the Group at their then nominal value. The fair value of these securities has been excluded from the purchase consideration in accordance with paragraph B55 of IFRS3 and will be expensed to profit and loss on a systematic basis over the period to which the clawback relates. The total expense recognised within the share based payment charge during the year to December 31, 2021 in relation to these shares in the period is £1,824,000. This expense is included within research and development expenses.
Acquisition-related costs
Acquisition-related costs of £1,197,000 are included in general and administrative expenses in profit and loss.

29.Pension commitments
The Group operates a defined contribution retirement benefit schemes for all qualifying employees. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The total expense recognised for the period ended December 31, 2021 was £526,000 (2020: £90,000). Contributions outstanding at the period end were £210,000 (2020: £4,000).

30.Related party transactions
Following the Group’s IPO on October 05, 2021 the Group has no related parties in accordance with the IAS 24 definition who are not members of the Group. Prior to the completion of the IPO Evotec AG were deemed to be a related party through the significance of their shareholding in Exscientia plc. During the period from January 01, 2021 to October 05, 2021 the Group had three main arrangements with Evotec AG and its affiliates:
•A joint operation set up for the development of three compounds, with each party originally retaining a 50% ownership of the underlying IP. Evotec AG has invoiced the Group £223,000 during the period from January 01, 2021 to October 05, 2021 in relation to this joint operation, of which £nil was outstanding at December 31, 2021 (year ended December 31, 2020: £678,000 invoiced and nil outstanding at the end of that period). The corresponding expenses related to these amounts are recognised within research and development expenses.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
30.Related party transactions (continued)
•.As part of this joint operation, Aptuit (Verona) SRL (an affiliate of Evotec AG) has been engaged to carry out the preclinical toxicology and manufacturing work for the lead compound. The costs of this arrangement are shared equally between Evotec AG and Exscientia AI Limited. The entity has invoiced the Group £724,000 during the period from January 01, 2021 to October 05, 2021, of which £nil was outstanding at December 31, 2021 (year ended December 31, 2020: £146,000, of which £nil was outstanding at the end of that period). The corresponding expenses related to these amounts are recognised within research and development expenses.
•.Exscientia AI Limited has a services arrangement with Evotec, pursuant to which it has engaged Evotec as a contract research organisation to help deliver candidate compounds under its collaboration agreement with Celgene Corporation. The entity has invoiced £9,983,000 during the period from January 01, 2021 to October 05, 2021, of which £nil was outstanding at December 31, 2021. (year ended December 31, 2020: £12,843,000, of which £878,000 was outstanding at the end of that period). The corresponding expenses related to these amounts are recognised within cost of sales.
The Group has undertaken three transactions with RE Ventures I, LLC:
•.Additional capital contributions of £1,424,000, with no amounts outstanding as at December 31, 2021 (2020: £1,070,000 with £nil outstanding). No shares were issued as a result of the capital contributions. The Group equity accounts for the Group’s joint venture with RallyBio and as such capital contributions are recognised as an increase in the Group’s investment in joint venture, with the Group’s share of losses for the period recognised as a share of loss in joint venture and as a reduction in the investment.
•.Research Services Agreement, where RE Ventures I, LLC has engaged Exscientia AI Limited to utilize its proprietary technology on the development of novel compounds. £330,000 was recognised in revenue for the year ended December 31, 2021 (2020: £776,000).
•.Research and development costs totaling £145,000 (2020: £14,000) have been recharged to RE Ventures I, LLC, with a further £98,000 contract assets recognised at December 2021 (2020: £nil).
31.Share based payments
Unless otherwise stated, all amounts disclosed in this note, including the quoted share prices, have been revised to reflect the share split described in note 21 as if it had occurred at the beginning of the earliest period presented. Accordingly, the information reported herein may differ from the amounts previously reported.
As part of the corporate reorganization described in note 21 any outstanding restricted stock units and share options awarded by Exscientia AI Limited were exchanged for share awards and option grants of Exscientia plc with identical terms and restrictions.
Employee Share Option Scheme
The Group operates four share-based compensation schemes for employees and directors of the Group, which are described below.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
31.Share based payments (continued)
Enterprise Management Incentive (“EMI”) Scheme
The EMI is an Approved Option Scheme as defined in UK tax legislation. As a result, employees will not be subject to tax on these options until they are exercised and the underlying shares disposed of, at which point they will be subject to UK Capital Gains Tax at the prevailing rates. Options issued under this scheme are over Ordinary shares and have an exercise price as agreed with HM Revenue and Customs prior to award. The Group ceased to qualify under the EMI rules as of December 24, 2018 and therefore no longer issues options under this scheme.
Company Share Ownership Plan (“CSOP”)
The CSOP scheme is an Approved Option Scheme as defined in UK tax legislation. As a result, employees will not be subject to tax on these options until they are exercised and the underlying shares disposed of, at which point they will be subject to UK Capital Gains Tax at the prevailing rates. Options issued under this scheme are over Ordinary shares and have an exercise price as agreed with HM Revenue and Customs prior to award.
Unapproved Share Ownership Plan (“USOP”)
The USOP scheme is an Unapproved Option Scheme as defined in UK tax legislation. USOP options are granted to persons who do not qualify for EMI or CSOP options, such as non-UK employees, consultants or non-executive directors. As a result of the tax status of this scheme, option holders will be subject to tax on these options when they are exercised, at which point they will be subject to Income Tax and, in certain circumstances, National Insurance at the prevailing rates. Options issued under this scheme are over Ordinary shares.
As at December 31, 2021 the Group had the following vested share options outstanding:

Vested outstanding share options	3,912,600
Weighted average exercise price	£0.01
The share-based remuneration expenses relating to employee share options (including the clawback shares referred to in note 28) amounted to £9,723,000 during the year ended December 31, 2021 (2020: £2,074,000).
The following information is relevant to the determination of the fair value of the options issued during the period. The Black-Scholes model has been used to calculate the fair value of options of the equity settled share based payments, with the following weighted average values:

Exercise price	£0.04
Expected life	6.0 years
Expected volatility	93.1%
Risk-free rate	0.89%
Expected dividend rate	—
Fair value	£4.72
The fair value of the underlying ordinary shares is determined using a Black-Scholes option pricing model. The volatility assumption is based on benchmarking similar companies. The risk-free rate is determined by reference to the Bank of England nominal spot curves.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
31.Share based payments (continued)
For historical grants, the expected life is based on data published by the University of Florida which shows the median age of Technology companies at an Initial Public Offering (‘IPO’). For awards issued from April 3, 2021 the expected life is based on the mid-point between the vesting date and the expiry date of the award in question.
Details of the share options are below:

	Number of share options	Weighted average exercise price
Options held as at January 1, 2021	7,451,700	£0.01
Granted	3,237,000	£0.04
Exercised	(1,597,800)	£0.01
Forfeited/Replaced	(825,000)	£0.01
Options held as at December 31, 2021	8,265,900	£0.02

Exercisable as at December 31, 2021	3,912,600	£0.01
Share options outstanding as at December 31, 2021 had exercise prices in the range of £0.01 to £0.04 (December 31, 2020: £0.01 to £0.02). The weighted average contractual life for options outstanding as of December 31, 2021 was 7.6 years (December 31, 2020: 7.3 years).
Restricted Stock Unit Plan (“RSU”)
The Group operates a RSU scheme, whereby certain employees and directors receive restricted stock units held over Ordinary shares in the Company. These units are non-transferable and subject to forfeiture for periods prescribed by the Company. These awards are valued at the market value of the underlying shares at the date of grant and are subsequently amortised over the periods during which the restrictions lapse, typically four years. The awards expire on the cessation of the participant’s employment with the Group.
Details of the RSUs in existence during the year to December 31, 2021 are as follows:

Number of RSUs
RSUs held as at January 1, 2021	—
Granted	931,500
RSUs held as at December 31, 2021	931,500
Of the RSUs granted during the year ended December 31, 2021, 600,000 were issued as replacement options for EMI options cancelled during the period, with the charge for the period representing the amount recognised in the period relating to the incremental fair value of the RSU awards over and above those of the EMI options as at the date of grant of the latter.
The weighted average grant date fair value per unit of the RSUs granted in the year to December 31, 2021 was £7.55. The weighted average remaining contractual life of the awards granted during the period was 6.5 years as at December 31, 2021. As at December 31, 2021 the Group had 697,800 vested RSUs outstanding.
The share-based remuneration expenses relating to RSUs amounted to £742,000 during the year ended December 31, 2021 (2020: £nil).

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2021, 2020 and 2019
32.Capital commitments
The Group has significant capital expenditure contracted for the end of the reporting period but not recognised as liabilities is as follows:

	December 31, 2021	December 31, 2020
	£’000	£’000
Assets under construction	1,068	83
Plant & Equipment	2,065	972
	3,133	1,055
See note 17 for details of the Group's lease commitment in relation to its new Austrian premises, and note 21 for the Group's ongoing commitments relating to its arrangement with the Gates Foundation.
33.Ultimate Parent and Controlling party
Exscientia plc is the ultimate parent company of the Group. There is no ultimate controlling party.
34.Events occurring after the reporting period
On January 4, 2022 the Group entered into a strategic research collaboration with Sanofi to develop an AI-driven pipeline of precision engineered medicines. Research will be focused on up to 15 novel small molecule candidates across oncology and immunology, in relation to which the Group will receive an up-front cash payment of $100 million with the potential of $5.2 billion in total milestones plus tiered royalties over the duration of the collaboration.
On March 11, 2022, BMS extended its first collaboration arrangement with the Group by six months to generate additional data on certain programs, in relation to which the Group will receive a cash payment of $5 million. This additional data includes leveraging Exscientia's precision medicine platform for translational data.
On March 22, 2022 the Group invoiced BMS $10 million following selection of a 5th target in relation to its second collaboration arrangement with BMS.