Form 20-F
period 2022-12-31
Exscientia plc
filed 2023-03-23
CIK 1865408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares: 122,963,545 outstanding as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☐ Yes     ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐ Yes     ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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
This annual report includes trademarks, trade names and service marks, certain of which belong to us and others that are the property of other organisations. Solely for convenience, trademarks, trade names and service marks referred to in this annual report appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, trade names and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.
PRESENTATION OF FINANCIAL INFORMATION
Our financial statements in this annual report were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with U.S. GAAP.
Our financial information is presented in pounds sterling. For the convenience of the reader, in this annual report, unless otherwise indicated, translations from pounds sterling into U.S. dollars were made at the rate of £1.00 to $1.21, which was the noon buying rate of the Federal Reserve Bank of New York on December 30, 2022. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pounds sterling at the dates indicated or any other date.
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
•the potential impact of geopolitical uncertainty and global economic developments, such as rising inflation and interest rates, on the willingness of potential partners to enter into new collaboration agreements with us and any related impact on our business, financial condition and operating results;
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
B. Capitalisation and Indebtedness
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
▪Unfavourable global economic and geopolitical conditions could adversely affect our business, financial condition or results of operations.
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
▪Our research activities and clinical trials may fail to demonstrate adequately the safety and efficacy of EXS21546, GTAEXS617 or any other drug candidate, which would prevent or delay development, regulatory approval and commercialisation.
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
▪We rely on third parties to conduct our clinical trials of EXS21546 and GTAEXS617 and expect to rely on third parties to conduct future clinical trials, as well as investigator-sponsored clinical trials of our other drug candidates. If these third parties do not carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialise our drug candidates and our business could be substantially harmed.
▪If we fail to comply with our obligations under our existing intellectual property licence agreements or under any future intellectual property licences, or otherwise experience disruptions to our business relationships with our current or any future licensors, we could lose intellectual property rights that are important to our business.
▪If we fail to comply with our obligations under our existing or future collaboration agreements, or otherwise experience disruptions to our business relationships with our prior, current, or future collaborators, we could lose intellectual property rights that are important to our business.
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
▪As a company headquartered and with operations outside of the United States, we are subject to economic, political, regulatory and other risks associated with international operations.
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
We have a history of significant operating losses. Our net losses before taxation were £140.6 million for the year ended December 31, 2022. As of December 31, 2022, we had accumulated total losses of £203.5 million. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to invest in our internal drug discovery programmes, our computational platform and marketing infrastructure. We are still in the early stages of development of our own drug discovery programmes. We have no drug products licensed for commercial sale and have not generated any revenue from our own drug product sales to date. We expect to continue to incur significant expenses and operating losses over the next several years. Our operating expenses and net losses may fluctuate significantly from quarter-to-quarter and year-to-year. We anticipate that our expenses will increase substantially as we:
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
•experience any delays or encounter any issues with any of the above, including but not limited to failed studies, complex results, safety issues or other regulatory challenges; and

•acquire and integrate new technologies, businesses or other assets.
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
We have never generated revenue from drug product sales and our most advanced drug candidate is in a Phase 1/2 clinical trial. We currently generate revenue primarily from upfront and milestone payments under our agreements with our collaborators. To achieve and maintain profitability, we must succeed in developing, and eventually commercialising, a drug product or drug products that generate significant revenue. As such, we will be dependent on the ability of our platform to identify promising molecules for preclinical and clinical development. Achieving success in drug development will require us and our collaborators to be effective in a range of challenging activities, including completing preclinical testing and clinical trials of drug candidates, obtaining regulatory approval for these drug candidates and manufacturing, marketing and selling any products for which we or our collaborators may obtain regulatory approval. All our wholly-owned drug candidates and those that we have developed with our collaborators are in the preliminary stages of most of these activities. We and they may never succeed in these activities and, even if we or they do, we may never generate revenues that are significant enough to achieve profitability. Because of the intense competition that our technology platform faces in the market and the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict when, or if, we will be able to achieve or sustain profitability.
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
As of December 31, 2022, we had cash, cash equivalents and short term bank deposits of £505.8 million. We believe that our existing cash, cash equivalents and short term bank deposits will be sufficient to fund our operations and capital expenditure requirements for at least the next twelve months. However, we have based this estimate on assumptions that may prove to be wrong, and our operating plans may change as a result of many factors currently unknown to us. As a result, we could deplete our capital resources sooner than we currently expect.
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
•the impacts of the ongoing COVID-19 pandemic, global geopolitical tension, supply chain disruptions, worsening macroeconomic conditions, including rising interest rates and inflation; and
•the costs of operating as a public company.
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

Unfavourable global economic and geopolitical conditions could adversely affect our business, financial condition or results of operations.
Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including inflation and supply disruption. A domestic or global financial crisis can cause extreme volatility and disruptions in the capital and credit markets. While the long-term economic impact of either the COVID-19 pandemic or the Russia-Ukraine war is difficult to assess or predict, each of these events has caused significant disruptions to the global financial markets and contributed to a general global economic slowdown. Furthermore, inflation rates, particularly in the United States and the U.K., have increased recently to levels not seen in decades. Increased inflation may result in increased operating costs (including labour costs) and may affect our operating budgets. In addition, the U.S. Federal Reserve has raised, and may further raise, interest rates in response to concerns about inflation. Increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets, may further increase economic uncertainty and heighten these risks. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payors or our collaborators. In addition, our potential collaborators’ businesses and cash flows have recently been and may continue to be negatively impacted by the global economic developments and geopolitical uncertainty which has led and may continue to lead to a decreased willingness to enter into new research and development partnerships and collaborations across the life sciences industry. If the disruptions and slowdown deepen or persist, we may not be able to enter into new collaboration agreements or to raise any additional financing on terms acceptable to us or at all. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.
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
Three drug candidates that we have developed are currently in clinical trials: our wholly owned candidate EXS21546, BMS-licensed EXS4318 and an additional compound that we developed for one of our collaborators and for which we have no economic interest. In addition, we expect the Phase 1/2 clinical trial of GTAEXS-617, our jointly owned candidate with GT Apeiron, to commence in the first half of 2023. Thus far, no approved therapeutics have been developed using AI. There is no assurance that any current or future clinical trials of our drug candidates will be successful or will generate positive clinical data, and we may not receive marketing approval from the U.S. Food and Drug Administration, or FDA, or other regulatory agencies for any of our drug candidates. We have received approvals for the CTAs for EXS21546 and GTAEXS617, but we have never submitted an IND to the FDA. Our other drug candidates are in preclinical development. There can be no assurance that the FDA will permit the INDs for any of our drug candidates to go into effect in a timely manner or at all.
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
Our research activities and clinical trials may fail to demonstrate adequately the safety and efficacy of EXS21546, GTAEXS617 or any other drug candidate, which would prevent or delay development, regulatory approval and commercialisation.
Before obtaining regulatory approvals for the commercial sale of any drug candidate, including EXS21546 and GTAEXS617, we must demonstrate, through lengthy, complex and expensive research activities and clinical trials, that our drug candidates are both safe and effective for use in each target indication. Research activities and clinical testing is expensive and can take many years to complete and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial processes, and, because both EXS21546 and GTAEXS617 are in early stages of development, there is a high risk of failure and we may never succeed in developing it as a marketable product.
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
We have successfully completed only one clinical trial, and we may be unable to do so again for any drug candidates we develop.
We have successfully completed only one clinical trial, and we have not yet demonstrated our ability to successfully obtain a regulatory approval, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialisation of a drug candidate. In November 2022, we completed our first Phase 1 clinical trial and also announced the initiation of our Phase 1/2 clinical trial of EXS21546. We also received approval of the CTA for our GTAEXS-617 Phase 1/2 clinical trial. We may not be able to file any additional CTA or any INDs for these or any of our other drug candidates on the timelines we expect, if at all. For example, we may experience manufacturing delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing further clinical trials to begin, or that, once begun, issues will not arise that require us to suspend or terminate clinical trials. Commencing each of these clinical trials is subject to finalizing the trial design based on discussions with the FDA and other regulatory authorities. Any guidance we receive from regulatory authorities is subject to change. For example, a regulatory authority could change its position, including on the acceptability of our trial designs or the clinical endpoints selected, which may require us to complete additional clinical trials or impose stricter approval conditions than we currently expect.
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
Our product development costs will also increase if we experience delays in testing or obtaining regulatory approvals. We do not know whether any of our future clinical trials will begin as planned, or whether any of our current or future clinical trials will need to be restructured or will be completed on schedule, if at all. Significant preclinical study or clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialise our drug candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialise our drug candidates. Any delays in our preclinical or future clinical development programmes may harm our business, financial condition and growth prospects significantly.
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
Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical and other non-clinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical, non-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their drug candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval.
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
Our current and future clinical trials or those of our current or future collaborators may reveal significant adverse events not seen in our preclinical or non-clinical studies and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of our drug candidates.
Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our drug candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. There is typically an extremely high rate of attrition for drug candidates proceeding through clinical trials. Drug candidates in later stages of clinical trials also may fail to show the desired safety and efficacy profile despite having progressed through non-clinical studies and initial clinical trials. If the results of our ongoing or future preclinical studies and clinical trials are inconclusive with respect to the safety and efficacy of our drug candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our drug candidates, we may be prevented from or delayed in obtaining marketing approval for such drug candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same drug candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. While we have not yet initiated clinical trials for certain of our drug candidates and are in early stages of clinical development for EXS21546, it is likely, as is the case with many oncology therapies, that there will be side effects associated with their use. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects. Further, our drug candidates could cause undesirable side effects in clinical trials related to on-target toxicity. If on-target toxicity is observed, or if our drug candidates have characteristics that are unexpected, we may need to abandon their development or limit development to narrower uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. In addition, our drug candidates could cause undesirable side effects that we have not observed yet to date. We also may develop future drug candidates for use in combination with one or more existing cancer therapies. The uncertainty resulting from the use of our drug candidates in combination with other cancer therapies may make it difficult to accurately predict side effects in future clinical trials. Most drug candidates that commence clinical trials are never approved as products and there can be no assurance that any of our current or future clinical trials will ultimately demonstrate positive results or support further clinical development of any of our drug candidates.
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
We intend to develop EXS21546, GTAEXS617, and potentially other future drug candidates, for use in combination with other therapies, which exposes us to additional risks.
We intend to develop EXS21546 and GTAEXS617 for use in combination with one or more currently approved cancer therapies. If a drug candidate we develop were to receive marketing approval for use in combination with these existing therapies, we would continue to bear the risks that the FDA or similar foreign regulatory authorities could revoke approval of the therapies used in combination with our drug candidate or that safety, efficacy, manufacturing or supply issues could arise with such existing therapies. We would be subject to similar risks if we develop any of our drug candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.
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
We are currently conducting clinical trials outside the United States, and we may in the future conduct clinical trials outside the United States, including in China, Australia, Europe, elsewhere in Asia or other foreign jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA or comparable foreign regulatory authorities may be subject to certain conditions. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of such data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognised competence pursuant to GCP regulation; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In general, the patient population for any clinical trials conducted outside the United States must be representative of the population for whom we intend to label the drug candidate in the United States. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any similar foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any similar foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our drug candidates not receiving approval or clearance for commercialisation in the applicable jurisdiction.

We may seek orphan drug designation for certain of our drug candidates, and we may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.
As part of our business strategy, we may seek orphan drug designation for certain of our drug candidates, and such efforts may be unsuccessful. Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population of 200,000 or more in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.
Similarly, in the European Union, Regulation (EC) No. 141/2000 provides that the European Commission, upon the recommendation of the EMA’s Committee for Orphan Medicinal Products, may grant orphan drug designation to promote the development of drugs where their sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions; (2) either (a) such conditions affect not more than 5 in 10,000 persons in the European Union when the application is made, or (b) the product without the benefits derived from orphan status would not generate sufficient return in the European Union to justify the necessary investment in developing the medicinal product; and (3) there exists no satisfactory authorized method of diagnosis, prevention, or treatment of the condition that has been authorized in the European Union, or even if such method exists, the product will be of significant benefit to those affected by that condition. Orphan medicinal product designation entitles an applicant to incentives such fee reductions or fee waivers, protocol assistance, and access to the centralized marketing authorization procedure.
Generally, if a drug candidate with an orphan drug designation subsequently receives the first marketing approval in the United States or the European Union for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA or the European Commission from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in the European Union. This ten year period may be extended by two years for medicinal products in relation to which the marketing authorization holder has complied with a related agreed pediatric investigation plan. The exclusivity period in the European Union can be reduced to six years if, at the end of the fifth year, it is established that a drug no longer meets the criteria for orphan drug designation, including if the drug is sufficiently profitable so that market exclusivity is no longer justified.
Even if we obtain orphan drug exclusivity for a drug, that exclusivity may not effectively protect the drug from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA and the European Commission can subsequently approve another drug for the same condition if the FDA or the European Commission (as applicable) conclude that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective. If, in either the United States or the European Union the manufacturer is unable to assure sufficient quantities of the drug to meet the needs of patients with the rare disease or condition, orphan designation may also be lost. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. While we may seek orphan drug designations for our drug candidates, we may never receive such designations. Even if we do receive such designations, there is no guarantee that we will receive approval of the product for the therapeutic indication for which orphan designation was granted.
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
The development and commercialisation of new pharmaceutical products is highly competitive and subject to rapid and significant technological advancements. We face competition from major multi-national pharmaceutical companies, biotechnology companies and speciality pharmaceutical companies. A number of large pharmaceutical and biotechnology companies currently market and sell products, or are developing drug candidates, for the treatment of cancer. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Potential competitors also include academic institutions, government agencies and other public and private research organisations.
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
The effects of health epidemics, including the COVID-19 pandemic, in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our preclinical studies and clinical trials, as well as the business or operations of our CROs or other third parties with whom we conduct business.
Our business could be adversely affected by health epidemics in regions where we have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom we rely.
In response to public health directives and executive orders related to the COVID-19 pandemic, we implemented work-from-home policies to support the community efforts to reduce the transmission of COVID-19 and protect employees, complying with guidance from federal, state/provincial or municipal government and health authorities. We implemented a number of measures to ensure employee safety and business continuity. Safety measures have been implemented in order to ensure that the risk of COVID-19 transmission within the office and laboratory facilities is reduced whilst ensuring that disruption to our research and development activities is kept to a minimum.
Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns, or other restrictions on the conduct of business operations could occur, whether related to new variants of COVID-19 or other infectious diseases, could impact personnel at third-party manufacturing facilities in the United Kingdom and other countries, or the availability or cost of materials, which would disrupt our supply chain. In addition, our business operations, preclinical studies and clinical trials may be affected by the COVID-19 pandemic or another pandemic, including delays or difficulties in enrolling, treating and retaining patients in our clinical trials.
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
We have worked closely with our collaborators, such as Bristol Myers Squibb Company, or BMS, and Sanofi to develop and advance drug discovery programmes past the discovery stage and into preclinical studies or human clinical trials. We expect to rely on future collaborators for the development and potential commercialisation of drug candidates we discover internally when we believe it will help maximise the commercial value of the drug candidate. We face significant competition in seeking appropriate collaborators for these activities, and a number of more established companies may also be pursuing development and commercialisation for the same or similar drug candidates. These established companies may have a competitive advantage over us due to their size, financial resources and greater clinical development and commercialisation expertise. Furthermore, collaborations are complex and time-consuming to negotiate and document. Whether we reach a definitive agreement for such collaborations will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of preclinical studies and clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject drug candidate, the costs and complexities of manufacturing and delivering such drug candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative drug candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our drug candidate.
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
In recent periods, a limited number of collaborations accounted for a significant portion of our revenues. For the year ended December 31, 2022, one of our partners accounted for 77% of our revenue, with another accounting for a further 16%. These collaborations cover a large number of programmes under contract, and therefore represent a large portion of potential downstream value. As a result, if we fail to maintain our relationships with our collaborators or if any of our collaborators discontinue their programmes, our future results of operations could be materially and adversely affected.
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
•the possible misappropriation of our proprietary information, including our trade secrets and know-how; and
•the possible termination or non-renewal of the agreement by the third party at a time that is costly or inconvenient for us.
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
We rely on third parties to conduct our clinical trials of EXS21546 and GTAEXS617 and expect to rely on third parties to conduct future clinical trials, as well as investigator-sponsored clinical trials of our drug candidates. If these third parties do not carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialise our drug candidates and our business could be substantially harmed.
We do not have the ability to independently conduct clinical trials. We rely, and expect to continue to rely, on medical institutions, clinical investigators, contract laboratories, collaborators and other third parties, such as CROs, to conduct or otherwise support clinical trials for our drug candidates, including our clinical trials of EXS21546 and GTAEXS617. We may also rely on academic and private non-academic institutions to conduct and sponsor clinical trials relating to our drug candidates. We will not control the design or conduct of the investigator-sponsored trials, and it is possible that the FDA or non-U.S. regulatory authorities will not view these investigator-sponsored trials as providing adequate support for future clinical trials, whether controlled by us or third parties, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results.
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
Although we designed our Phase 1 and Phase 1/2 clinical trials of EXS21546 and GTAEXS617 and intend to design the future clinical trials for our drug candidates, we expect that CROs will conduct all of our clinical trials. As a result, many important aspects of our development programmes, including their conduct and timing, are outside of our direct control. Our reliance on third parties to conduct future clinical trials also results in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:
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
•The federal transparency requirements under the Physician Payments Sunshine Act, created under the ACA, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Programme to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers were also required to report information regarding payments and other transfers of value provided during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, anaesthesiologist assistants, certified registered nurse anaesthetists and certified nurse midwives.
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
Since its enactment, there have been numerous judicial, administrative, executive and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court and members of Congress have introduced several pieces of legislation aimed at significantly revising or repealing the ACA. On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress.. Prior to the Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrolment period for purposes of obtaining health insurance coverage through the ACA marketplace. On August 16,

2022, President Biden signed the Inflation Reduction Act of 2022 (“IRA”) into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D programme beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount programme. The implementation of the ACA is ongoing, and the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare programme, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programmes. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013, and, due to subsequent legislative amendments, will remain in effect through 2031 unless additional Congressional action is taken. However, COVID-19 relief legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2022. Following the resumption of the sequester, under current legislation the actual reduction in Medicare payments will vary from 1% in 2022 to up to 43% in the final fiscal year of this sequester. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centres and cancer treatment centres, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The BBA also amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.”
Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient assistance programmes and reform government programme reimbursement methodologies for pharmaceutical and biological products. At the federal level, the previous administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. In July 2021, President Biden issued an executive order directing the FDA to, among other things, continue to clarify and improve the approval framework for generic drugs and identify and address any efforts to impede generic drug competition. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programmes. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects. However, we expect that additional state and federal healthcare reform measures will be adopted in the future, particularly in light of the new presidential administration. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.
In addition, the IRA will, among other things, (i) allow HHS to negotiate the price of certain drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, and (ii) impose rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be effectuated but is likely to have a significant impact on the pharmaceutical industry.
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
Despite the implementation of security measures, given the size and complexity of our internal information technology systems and those of our third-party vendors and other contractors and consultants, and the increasing amounts of confidential information that they maintain, our information technology systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters (whether due to environmental or other factors such as climate change), terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, third-party vendors, contractors, consultants, business partners and/or other third parties or from cyber attacks by malicious third parties (including the deployment of harmful malware, ransomware, distributed denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure, or that of our third-party vendors and other contractors and consultants or lead to data leakage. The risk of a security breach or disruption, particularly through cyber attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. For example, third parties have in the past and may in the future illegally pirate our software and make that software publicly available on peer-to-peer file sharing networks or otherwise. The techniques used by cyber criminals change frequently, may not be recognised until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organised crime affiliates, terrorist organisations or hostile foreign governments or agencies. If any such material system failure, accident or security breach were to occur and cause interruptions in our operations, it could result in a material disruption of our development programmes and our business operations, whether due to a loss of our trade secrets or other sensitive information or similar disruptions, as well as necessitating that we incur significant costs to address such failure, accident or security breach. To the extent that any such material system failure, accident or security breach were to result in a loss of, or damage to, our data or applications, or those of our third-party vendors and other contractors and consultants, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialisation of our software could be delayed. The costs related to significant security breaches or disruptions could be material and exceed the limits of the cybersecurity insurance we maintain against such risks. If the information technology systems of our third-party vendors and other contractors and consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.
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
We expect to continue to increase headcount and to hire more specialised personnel in the future as we grow our business. We will need to continue to hire, train and manage additional qualified scientists, engineers, laboratory personnel and sales and marketing staff and improve and maintain our technology to properly manage our growth. We may also need to hire, train and manage individuals with expertise that is separate, supplemental or different from expertise that we currently have, and accordingly we may not be successful in hiring, training and managing such individuals. For example, if our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. Improving our technology and processes have required us to hire and retain additional scientific, engineering, sales and marketing, software, manufacturing, distribution and quality assurance personnel. As a result, we have experienced rapid headcount growth from 17 employees as of January 1, 2018 to 481 employees as of December 31, 2022. We currently serve partners around the world and plan to continue to expand to new international jurisdictions as part of our growth strategy, which will lead to increased dispersion of our employees. Moreover, we expect that we will need to hire additional accounting, finance and other personnel in connection with our ongoing efforts to comply with the requirements of being a public company. A risk associated with maintaining this rate of growth, for example, is that we may face challenges integrating, developing and motivating our rapidly growing and increasingly dispersed employee base.
We may not be able to maintain the quality, reliability or robustness of our platform, or the expected turnaround times of our solutions and support, or to satisfy customer demand as it grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. If we are unable to manage our growth properly, we may experience future weaknesses in our internal controls, which we may not successfully remediate on a timely basis or at all. For example, in connection with the preparation and audits of our financial statements as of and for the years ended December 31, 2021 and 2022, material weaknesses were identified in our internal control over financial reporting, as described elsewhere in this “Risk Factors” section. To effectively manage our growth, we must continue to improve our operational and manufacturing systems and processes, our financial systems and internal controls and other aspects of our business and continue to effectively expand, train and manage our personnel. The time and resources required to improve our existing systems and procedures, implement new systems and procedures and to adequately staff such existing and new systems and procedures are uncertain, and failure to complete this in a timely and efficient manner could adversely affect our operations and negatively impact our business and financial.
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
None of our employees are represented by a labour union or, other than as set out below, subject to a collective bargaining agreement. However, in Austria, we are subject to a government-mandated collective bargaining agreement, which sets minimum wage expectations and grants employees additional benefits beyond those required by the local labour code. We provide no assurance that our labour costs going forward will remain competitive for various reasons, such as: (i) our workforce may organise in the future and labour agreements may be put in place that have significantly higher labour rates and company obligations; (ii) our competitors may maintain significantly lower labour costs, thereby reducing or eliminating our comparative advantages vis-à-vis one or more of our competitors or the larger industry; and (iii) our labour costs may increase in connection with our growth.
Risks Related to International Operations
As a company headquartered and with operations outside of the United States, we are subject to economic, political, regulatory and other risks associated with international operations.
As a company headquartered in the United Kingdom and with operations in England, Scotland and Austria, our business is subject to risks associated with conducting business outside of the United States. Many of our suppliers and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:
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
Our ADSs trade in U.S. dollars. As a result of fluctuations in the exchange rate between the U.S. dollar and the pound sterling, the U.S. dollar equivalent of the proceeds that a holder of ADSs would receive upon the sale in the United Kingdom of any ordinary shares withdrawn from the depositary and the U.S. dollar equivalent of any cash dividends paid in pounds sterling on our ordinary shares represented by ADSs could also decline.
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
Our executive officers, directors and current beneficial owners of five percent or more of our ordinary shares and their respective affiliates, in aggregate, beneficially own approximately 53.3% of our outstanding ordinary shares, based on the number of ordinary shares outstanding as of December 31, 2022.
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
Sales of a substantial number of our ADSs in the public market could occur at any time, subject to certain restrictions described below. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of the ADSs could decline significantly. We have 122,963,545 outstanding ordinary shares (including ordinary shares represented by ADSs) as of December 31, 2022. As of December 31, 2022, holders of an aggregate of approximately 95,726,827 ordinary shares have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders, as well as to cooperate in certain public offerings of such ordinary shares. In addition, we have registered all ordinary shares that we may issue under our equity compensation plans and these ordinary shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements.
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
Other than as described below with regards to the the Company’s agreement with the Gates Foundation to spend $70,000,000 over a four-year period on the research, discovery, and development of small molecule anti-infective therapeutics for future pandemic preparedness, our management will have broad discretion in the application of the net proceeds from our public and private equity financings and any future debt financings, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from our past and any potential future public and private equity or debt financings, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.
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

We are entitled to deviate from the Nasdaq standards and rules applicable to the operation or and disclosure surrounding our board of directors. We are not subject to Nasdaq Listing Rule 5605(b)(2) because English law does not require that independent directors regularly have scheduled meetings at which only independent directors are present. Similarly, we have adopted a remuneration committee, but English law does not require that we adopt a remuneration committee or that such committee be fully independent. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. English law requires that we disclose information regarding compensation of our directors for services as a director of an undertaking that is our subsidiary undertaking and as a director of any other undertaking of which a director is appointed by virtue of our nomination (directly or indirectly) but not other third-party compensation of our directors or director nominees. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3). In addition, while we have a compensation committee, English law does not require that we adopt a compensation committee or that such committee be fully independent. Additionally, we are not subject to Nasdaq Listing Rule 5605(e) because, under English law, director nominees are not required to be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.
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
We are an emerging growth company, or an EGC, and we will remain an EGC until the earlier to occur of (i) the last day of 2026; (ii) the last day of the fiscal year in which we have total annual gross revenues of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer,” under the rules of the SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th; and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:
•not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404;
•being permitted to provide only two years of audited financial statements in this annual report, in addition to any required unaudited interim financial statements, with correspondingly reduced “Item 5 – Operating and Financial Review and Prospects” disclosure;
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
We incur costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management is and will be required to devote substantial time to new compliance initiatives.
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
Pursuant to Section 404, are required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk we will not be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
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
Section 404(a) of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, requires that beginning with this Annual Report, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently, will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an emerging growth company.
In connection with this assessment, our management identified the following material weaknesses in our internal control over financing reporting as of December 31, 2022, both of which were identified in the course of preparing our consolidated financial statements for the year ended December 31, 2021:
1.We have not maintained effective process and controls throughout the period, including with respect to consistent review procedures within our financial statement close process to appropriately analyse, record and disclose accounting matters timely and accurately while maintaining appropriate segregation of duties.
2.We did not implement and maintain effective information technology general controls for information systems that are significant to the preparation of our financial statements, including controls to verify that conflicting duties were appropriately segregated within such systems, and controls over change management and programme development.
With the oversight of senior management and our audit committee, we continue to evaluate our internal control over financial reporting and are taking several remedial actions to further address the material weaknesses that has been identified, including:
a.We are in the process of implementing and operating the designed information technology general controls, including controls over the maintenance of appropriate segregation of duties,

b.We have engaged an external professional advisor with sufficient technical accounting expertise to assist us in the implementation and evaluation of internal controls over financial reporting, including the implementation and documentation of formal processes and controls to address the components of the COSO framework, which included formal accounting policies and procedures, maintaining evidence of control operation and segregating duties amongst accounting personnel,
c.We engaged an external professional advisor with sufficient technical accounting expertise to assist us in finalizing the design of our financial control environment, including information technology general controls and controls over the maintenance of appropriate segregation of duties; and
d.We have grown our accounting and finance headcount from six at December 31, 2021 to ten at March 23, 2023, and we will enhance training of our personnel and clearly communicate control responsibilities.
However, as a result of the material weaknesses described above, management concluded our internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2022 and we have concluded that the material weaknesses in our internal control over financial reporting had not been fully remediated as of December 31, 2022.
The actions that we are taking are subject to ongoing review by our executive management and will be subject to audit committee oversight. Although we intend to complete this remediation process as quickly as practicable, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating the material weaknesses.
Were an independent assessment of the effectiveness of our internal controls over financial reporting to be performed, there is a risk that it could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation. If we are unable to successfully remediate our identified material weakness, if we discover additional material weaknesses or if we otherwise are unable to otherwise determine on an ongoing basis that we have effective internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and the price of our ADSs may decline as a result. We also could become subject to investigations by Nasdaq, the SEC or other regulatory authorities. Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
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
Based upon the value of our assets and the nature and composition of our income and assets, we expect that we will not be a PFIC for the taxable year ended December 31, 2022 though no assurance can be made in this regard. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. For instance, for our current and future taxable years, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. If our market capitalisation declines while we hold a substantial amount of cash and cash equivalents for any taxable year, we may be a PFIC for that taxable year. Furthermore, under the income test, our status as a

PFIC depends on the composition of our income for the relevant taxable year, which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering, including our initial public offering in October 2021. We currently do not generate revenues from the commercialisation of drug candidates and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of active income to offset our passive financing income. As a result, there can be no assurance that we will not be a PFIC for the current or any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion and that the IRS would not successfully challenge our position.
For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, as well as certain elections that may be available to U.S. investors, see the section of this annual report titled “Item 10.E – Additional Information – Taxation – Material U.S. federal income tax considerations for U.S. Holders.” U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to their investment in our ordinary shares or ADSs.
We may be unable to use net operating loss and tax credit carry forwards and certain built-in losses to reduce future tax payments or benefit from favourable U.K. tax legislation.
As a U.K. incorporated and tax resident entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception and therefore have not paid any U.K. corporation tax. As of December 31, 2022, we had cumulative carryforward tax losses of £165.4 million. Subject to any relevant utilisation criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry forward and utilisation against future operating profits.
As a company that carries out extensive research and development, or R&D, activities, we seek to benefit from the U.K. R&D tax relief programmes, one of which is the Small and Medium-sized Enterprises research and development tax relief programme, or SME Programme, and, for certain specific categories of expenditure, the Research and Development Expenditure Credit programme, or RDEC Programme. The SME Programme may be particularly beneficial to us, as under such program the trading losses that arise from our qualifying R&D activities can be surrendered for a cash rebate of up to 33.35% of such qualifying R&D expenditure. However, amendments to the U.K. R&D tax credit regime that have recently been enacted, or proposed (amongst other things) (i) will reduce the cash rebate that may be claimed under the SME Programme to 18.6% of qualifying expenditure (unless we qualify as “R&D intensive” for an accounting period (broadly, a loss making SME whose qualifying R&D expenditure for an accounting period represents 40% or more of its total expenditure for that accounting period will qualify), in which case the cash rebate that may be claimed will be 26.97% of qualifying expenditure), and (ii) may (unless limited exceptions apply) introduce restrictions on the tax relief that can be claimed for expenditure incurred on sub-contracted R&D activities or externally provided workers, where such sub-contracted activities are not carried out in the U.K. or such workers are not subject to U.K. payroll taxes. These amendments are expected to take effect from 1 April 2023 and 1 April 2024, respectively. In addition, the U.K. Government is currently considering a proposal to merge the SME Programme and the RDEC Programme into a single scheme with effect from April 2024; if such proposal is implemented, it may be the case that we are no longer able to make claims in respect of sub-contracted R&D activities, and that different (and potentially lower) caps are imposed on the amount of tax relief that we can claim.

These and other potential future changes to the U.K. R&D tax relief programmes may mean we no longer qualify or have a material impact on the extent to which we can make claims.
We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products (and other qualifying income) to be taxed at an effective rate of 10% by giving an additional tax deduction. We are the exclusive licensee or owner of several patent applications which, if issued, would cover our drug candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be eligible for this deduction. When taken in combination with the enhanced relief available on our R&D expenditures, we expect a long-term rate of corporation tax lower than the statutory rate to apply to us. If, however, there are unexpected adverse changes to the U.K. R&D tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.
Changes and uncertainties in the tax system in the countries in which we have operations could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.
We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate, and the tax treatment of our ADSs and ordinary shares, could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration or being implemented at national or international level (such as those related to the Organisation for Economic Co-Operation and Development’s Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the stamp duty or stamp duty reserve tax treatment of our ADSs or ordinary shares. For instance, the recently enacted Inflation Reduction Act imposes, among other rules, a 15% minimum tax on the book income of certain large corporations.
Furthermore, a bill is currently proceeding through the U.K. parliament (the Retained EU Law (Revocation and Reform) Bill) which provides for the revocation of EU laws and rights which, notwithstanding Brexit, currently remain effective in the U.K., except where the U.K. Government and/or parliament take active steps to preserve the EU law position within U.K. law. Certain aspects of the stamp duty and stamp duty reserve tax treatment of our ordinary shares and ADSs are based on EU law which could be affected by this Bill. Accordingly, if this Bill is enacted, and steps are not taken by the U.K. Government and/or parliament to preserve the current position, this could, in particular, result in a charge to stamp duty reserve tax on the issuance of new ADSs, at the rate of 1.5% of the issue price, potentially with effect from December 31, 2023, which would represent an additional cost if we seek to raise further capital in this way.
We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our financial statements, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realisation of expected benefits.
A tax authority may disagree with tax positions that we take, which could result in increased tax liabilities. For example, His Majesty’s Revenue & Customs, or HMRC, the IRS or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.
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
Our actual capital expenditures for the years ended December 31, 2022 and 2021 amounted to £22.4 million and £7.1 million, respectively. These capital expenditures primarily consisted of property, plant and equipment, leasehold improvements, lab equipment and computer equipment and software in the United Kingdom and Austria. In addition the Group paid £20.0 million in cash as part of its acquisition of Allcyte GmbH in August 2021, and made capital contributions totalling £0.2 million and £1.4 million, respectively during the years ended December 31, 2022 and 2021 to its joint venture with RallyBio IPB, LLC, RE Ventures I, LLC.
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
B. Business Overview
We are an artificial intelligence-driven precision medicine company committed to efficiently discovering, designing and developing the best possible drugs based on complex patient data. Our goal is to change the pharmaceutical industry’s underlying pharmacoeconomic model, what we call “Shifting the Curve,” by improving the probability of success, time and cost involved with creating new medicines. Our pipeline demonstrates our ability to rapidly translate scientific concepts and patient-centric data into precision-designed therapeutic candidates. We have built an end-to-end solution of artificial intelligence, or AI, and experimental technologies for target identification, drug candidate design, disease relevant translational models and patient selection. These integrated technologies allow us to discover, design and develop precision medicines. Our platform has enabled us to design candidate drug molecules that have progressed into clinical trials as well as to prospectively provide patients with potentially more applicable drug therapies through AI guided assessment. Our patient-first AI process is comprised of the following four elements:
•Precision Target: using patient tissue and deep learning approaches to identify new targets;
•Precision Design: an extensive platform of AI technologies to design innovative drugs;

•Precision Experiment: tech-enabled precision experimentation to derive better data; and
•Precision Medicine: advanced patient selection to improve clinical success rates.
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
Our pipeline includes a broad range of programmes across therapeutics areas primarily in oncology and inflammation & immunology (I&I). Our pipeline candidates are differentiated through precision design and personalised medicine, and we have five development candidates that are either in clinical trials or IND-enabling studies across oncology and I&I. Exscientia has between 50-100% ownership of four of these candidates and one of these programmes is eligible for milestones and royalties from a partner. In total, we have over 10 programmes with 50-100% ownership in the pipeline and over 20 partnered programmes with substantial economics.
We originated the first ever AI-designed precision drug candidates to enter human clinical trials and we expect to have four compounds in the clinic by 2024. Exscientia's partner DSP has also taken into the clinic two additional compounds designed by Exscientia as part of its early design as a service partnership
Two programmes, EXS21546 and GTAEXS617, are both in Phase 1/2 clinical studies in cancer patients We began the first Phase 1 clinical trial of EXS21546, our A2A receptor antagonist, in December 2020 and reported topline data from this healthy volunteer study in June 2022. We initiated a Phase 1/2 study towards the end of 2022 in patients with relapsed/refractory non-small cell lung cancer (NSCLC) and renal cell carcinoma (RCC), with the first patient expected to be enrolled in the first half of 2023. In this trial we are also prospectively studying our complex patient selection biomarker for patients more likely to respond to EXS21546. We also intend to dose the first patient in the Phase 1/2 clinical trial for GTAEXS617, our CDK7 inhibitor partnered with GT Apeiron, in the first half of 2023.
Our partner, BMS has also initiated a Phase 1 clinical trial in February 2023 for EXS4318. a PKC theta inhibitor that BMS in-licensed in 2021, with potential in inflammation and immunology.
We have two additional programmes in IND-enabling studies, EXS74539, our LSD1 inhibitor and EXS73565, our MALT1 inhibitor. Both compounds are fully owned by Exscientia and currently in GLP-toxicity studies with potential in haematology and oncology.
Our development candidates were generated in an average of approximately one year from the first novel designs, demonstrating our consistent speed and efficiency. Although we and our collaboration partners have to date not received regulatory approval for any of our drug candidates, we believe that the quality of our molecules has been demonstrated by the partnership expansions and product-licensing arrangements we have entered into with large pharma companies, including Sanofi S.A., or Sanofi, and BMS, as well as collaborations with biotech companies, academic centres and non-profit partners, and we intend to continue encoding and automating drug discovery to meet our goal of autonomous drug design, to bring better drugs to patients, faster.
We have also pioneered the first clinically validated AI-driven platform to improve treatment outcomes for cancer patients prospectively. In the first-ever prospective interventional study of its kind, our AI platform predicted which therapy would be most effective for late-stage haematological cancer patients based on drug activity in their own tissue samples, with measurements taken at single-cell resolution. These results from the EXALT-1 trial were published in Cancer Discovery in October 2021. This platform is the backbone of our extensive translational medicine programme dedicated to using complex model systems and functional and multi-omics data integration to select the right patients for our precision drugs.
We believe our patient-first AI strategy will accelerate the creation of drug candidates that can achieve better outcomes for patients.
Reinventing the Drug Design Process
Our approach aims to modernise the process of discovering and developing drugs, replacing the sequential, artisanal approach that currently dominates the industry, with an efficient, integrated, AI-first, patient-based learning system that is suited to the complexity of drug discovery. By using AI-driven drug discovery and development, we believe we can accelerate the discovery of medicine and improve the probability of clinical success. With our patient-first precision medicine capabilities, we are able to integrate primary human tissue samples into early drug discovery, putting the patient at the centre — allowing us to study molecules in more disease relevant settings. We are driven to codify and systematise drug discovery, to move away from this sequential approach and scale the creation of precision engineered drugs.
From Data to Drug
We believe thousands of druggable proteins remain to be explored as new therapeutic targets. Our platform allows us to develop small molecules and more recently, the addition of designing biologics.
Oral small molecule drugs are the largest drug class and remain the therapeutic agent of choice, accounting for 73% of the $1.4 trillion in drug sales in 2020. Small molecules are capable of performing biological functions, such as intracellular activation or inhibition, that are not possible with other modalities and can be distributed easily into the brain. Our end-to-end discovery AI technology platform is designed to identify, generate, analyse and optimise small molecules and accurately define target patient groups to ultimately exploit many more of these opportunities.
We continue to develop our platform and add in new features, technology or focus areas, including building out a scalable next-generation sequencing (NGS) platform as well as our expansion into biologics and automation, in a modular way. Our philosophy is as follows:
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
•The patient is the best model. Disease relevant model systems provided in primary patient samples provide the complex interplay of cells and environment necessary to identify next-generation targets, and model drug action prior to clinical studies. Current model systems, including outgrowth cell lines, are subject to culture adaptation and genetic drift and do not recapitulate the complexity of human disease. In order to successfully harness and interpret data from such complex models, we deploy a wide variety of technologies and AI-driven data analysis techniques including applying custom deep learning algorithms to images of primary cells after ex vivo drug perturbation. We further collect orthogonal multi-omics data including single cell transcriptomics, genomics, epigenetics and proteomics, enabling us to both quantify drug action and understand disease state. With our team of experts, we are able to scale our primary sample collection, understand the pre-analytics of primary samples, deploy state-of-the art and priority technologies with published proven clinical disruption and disease relevant results, as well as conduct robust analysis and interpretation of multi-omics data. Taken together, this provides unparalleled access to disease data necessary to put the patient at the centre of drug discovery and development.
Our Business Model
Technology-driven scalability. Our focus on encoding and automating critical functions in drug discovery has meant we can readily scale our business. The technology can be applied to small molecule or biologics discovery, in any therapeutic indication, in any disease area. Our goal is to expand our internal pipeline in precision oncology as well as our partnerships, while continuing to seek out new drug discovery problems to challenge and expand our technology platform. We continue to build in two distinct project categories:
•Internal pipeline which includes wholly owned programmes, majority owned programmes and co-owned programmes. Our wholly owned programmes and majority owned pilot programme primarily focus on oncology, immuno-oncology and antivirals. We perform all activities (experimental and computational) from target identification through to clinical trials, if applicable. We also have a number of co-owned projects with biopharmaceutical companies, the terms of which include cost sharing in the development and commercialisation of drug candidates, with a corresponding share in revenue or profits generated from approved product candidates.
•Large pharma partnerships in a variety of therapeutic areas. We provide end-to-end discovery capabilities across a variety of therapeutic areas in exchange for upfront payments, milestones, opt-in payments and royalties on net sales if a product developed from the partnership is commercialised. We expect to continue to be reliant on our partners to progress drug candidates through clinical trials and regulatory approval in order for us to realise certain development milestones and royalties on commercial sales. We have several collaboration agreements with global pharmaceutical companies, including Bristol Myers Squibb (BMS) and Sanofi.
We expect our future development efforts to be balanced among these two categories.

Our Pipeline
The following graphic summarises our pipeline programmes advancing to the clinic. In total, the Company has over 30 programmes.
The development candidates listed above were designed in an average of approximately one year from first hit to candidate identification, and are highlighted below.
EXS21546 (A2A antagonist): Phase 1/2, immuno-oncology, majority owned. A2A is an attractive target, but existing design approaches have either suffered from complex pharmacology due to lack of selectivity or side-effects caused by low penetration. Our clinical candidate was identified within nine months of generating novel designs and after testing only 163 compounds. Further, recruiting patients susceptible to A2A antagonism has been challenging as no robust biomarker for adenosine-driven immunosuppression exists.
Our candidate, EXS21546, has demonstrated exceptional selectivity brain penetration while restoring immune activity and demonstrating single agent activity similar to PD-1 inhibitors in vivo. The compound reversed A2A receptor mediated immune suppression and also exhibited cancer cell killing activity in primary tissue samples of pancreatic and lung cancer patients. In a pre-clinical study, EXS21546 demonstrated comparable single agent anti-tumour activity to an approved anti-PD-1 (see below).

In a Phase 1 healthy volunteer study, topline data confirmed Exscientia’s target product profile design, including potency, high receptor selectivity and expected low brain exposure with no CNS adverse events reported. A Phase 1/2 study, IGNITE, in relapsed/refractory RCC and NSCLC patients has been initiated and the Company expects to start enrolling patients in the first half of 2023.
Patients who have an adenosine rich tumour micro environment will be the best treated by EXS21546 or another A2A receptor antagonist - thus selecting for these patients is critical and no robust biomarker exists. Exscientia's ‘546 response signature, the adenosine burden score (ABS), was developed using single cell transcriptomics of primary samples after ex vivo perturbation with stabilised adenosine and is expected to identify patients more likely to respond to adenosine-pathway inhibition. The ABS predicts that between 20-50% of RCC and NSCLC patients have high adenosine in the tumour microenvironment and this anti-correlates with a score of inflammation and anti-PD-1 prediction, the tumour inflammation score (TIS), see below.
We presented data at AACR 2022 and ESMO-IO 2022 highlighting our work on this novel biomarker and we will be prospectively testing its potential in our ongoing IGNITE study.

GTAEXS617 (CDK7 inhibitor): Preclinical, oncology, joint venture with GT Apeiron Therapeutics, or GTA. CDK7 presents an opportunity to improve treatment outcomes over CDK4/6 inhibitors due to CDK7’s dual role in cell cycle and transcription. Previous development efforts have exhibited side effects, possibly due either to a covalent binding mechanism of action or poor oral absorption. Our selective, non-covalent candidate meets multiple criteria, including high on-target potency and selectivity with improved absorption over competitors. We were able to identify a molecule meeting all of our design criteria after testing just 136 compounds. The potential drug candidate also has favourable oral bioavailability of 77%, and critically, it demonstrates a significantly reduced interaction with a key efflux transporter compared to other CDK7 candidates in development.
In pre-clinical studies, '617 delivered a strong in vivo anti-tumour profile as demonstrated in both ovarian and triple negative breast cancer cell lines (below).

Further, using our precision medicine platform, we are working to define activity in more than six various solid tumour indications, and have described initial efforts to identify patient selection biomarkers as well well as validation and discovery of pharmacodynamic (PD) markers to be used and confirmed along side our Phase 1/2 trial to evaluate GTAEXS617 for the treatment of ovarian cancer, which we expect to commence in the first half of 2023.

Our precision medicine platform is determining responding and non-responding patients for further biomarker discovery where proof of concept selection in ovarian cancer using a gene signature has already correlated as has validation of PD biomarkers (see below).

-0.6
-0.4
-0.2
0.0
0.2
0.4
0.6
Total Drug Response Score
Non-responders
Responders
53 Patient Samples
Diagnosis:
Breast Cancer
Mantle Cell Lymphoma
Lung Cancer
Ovarian Cancer
Pancreatic Cancer
Endometrial Adenocarcinoma

EXS4318 (BMS, PKC-theta inhibitor): Phase 1, immunology, in-licensed by BMS. PKC-theta is an attractive immune modulating drug target; however, several large pharma companies have failed to design a small molecule with the required potency and selectivity against other closely related kinases. Our platform designed a highly potent, highly selective next-generation immunomodulatory drug candidate within 11 months at the start of the design process, which was the 150th molecule synthesised.
The human dose prediction which is calculated by a composite of numerous pharmacological properties (including cross-species PK and potency), is very favourable. Our balanced candidate has demonstrated high on-target activity while maintaining high selectivity and favourable tolerability.
In February 2023, BMS announced that EXS4318 has entered a Phase 1 clinical trial in the United States.
EXS74539 (LSD1 inhibitor): IND-enabling, oncology and haematology, wholly-owned by Exscientia. EXS74539 ('539) is the first potent, selective, reversible and brain-penetrant LSD1 inhibitor lysine demethylase 1 (LSD1) inhibitor with potential in both haematology and oncology. LSD1 demethylates histones which play a critical role in regulating the expression of genes which suppress differentiation and drive the proliferation and survival of a number of tumour types.
To date, other LSD1 inhibitors in development have failed to achieve the combination of appropriate pharmacokinetics, good brain penetrance and a reversible mechanism of action. Exscientia's candidate, '539, achieves a design objective of suitable CNS penetration to target brain metastases, which are prevalent in certain cancer subtypes.
Additionally, in vivo studies of '539 have shown favourable activity in small cell lung cancer (SCLC) xenograft models, with dose dependent inhibition of tumour growth. Studies have also shown a favourable absorption, distribution, metabolism, and excretion (ADME) profile, with a shorter predicted human half-life than some LSD1 inhibitors currently in clinical trials. No safety concerns have been observed in preclinical studies conducted to date.
EXS73565 (MALT1 protease inhibitor): IND-enabling, haematology, wholly-owned by Exscientia. EXS73565 ('565) is a potent and selective mucosa-associated lymphoid tissue lymphoma translocation protein 1 (MALT1) protease inhibitor with potential applications in haematology. MALT1 is a protease crucial for activation of the NF-κB pathway which supports the uncontrolled proliferation of malignant T- and B-cells in haematological cancers.
Exscientia’s precision design approach was able to optimise the safety profile for agents targeting MALT1 whilst also generating potency and selectivity. Scaffolds of other MALT1 inhibitors in the clinic significantly inhibit UGT1A1, an enzyme involved in the metabolism of bilirubin, often leading to dose-limiting toxicities in the clinic.
In vivo studies of '565 have shown anti-tumour activity in mouse models and favourable pharmacokinetics both as monotherapy and in combination with ibrutinib. Toxicology studies have shown that ‘565 has an acceptable therapeutic index, with the ability to maintain high levels of potency, selectivity and safety benchmarks while avoiding meaningful inhibition of UGT1A1, which can lead to hyperbilirubinemia.
We have more than 20 additional ongoing projects that range from target profiling to lead optimisation and we are continually initiating new projects across our business models. We also developed additional drug candidates as part of our pilot design as a service (DaaS) programme with Sumitomo Dainippon Pharma, including DSP-0038, currently in Phase 1 studies. We have no economic interest in these programmes.
Our Patient-first AI Strategy
Through the power of AI and our patient-centric approach to drug discovery, our vision is to build the world’s leading pharmatech company. Our goals are to:
•Encode and automate to transform every stage of the drug discovery process
•Scale by automating interactions and autonomous decision making;
•Leverage robotics and automation to transform cycle times and efficiency; and
•Drive our technology stack through cutting-edge science and technology; and
•Build out biologics capabilities.
•Design patient centric drug candidates with an improved probability of success
•Use AI and technology to design precision drug candidates that have the potential to be safe and effective;
•Use patient-centric disease relevant translation models to maximise the probability of clinical success; and
•Create proprietary single cell functional and multi-omics datasets from primary patient tissues to map disease target networks for use across the target and drug discovery and development value chain and
•Reduce time and attrition throughout drug development.

•Scale pipeline and operations
•Focus our in-house programmes on oncology and immunology and anti-virals;
•Leverage partnerships to rapidly expand the portfolio and maximise platform value; and
•Execute on a global strategy for discovery, development and commercialisation; and
•Be as innovative in the clinic as we have been is discovery
Our Strengths
Platform with a history of operational execution. From our founding in 2012 until 2020, we were funded solely through business performance and collaboration partners, so every project had to have real-world results. We are concurrently advancing more than 30 projects, including the first AI-designed drug candidates to enter Phase 1 clinical trials. In addition, both BMS and Sanofi have in-licenced molecules we designed through our collaborations and the first molecule in-licensed from BMS is now in the clinic. As we have scaled our business and invested in our wholly-owned pipeline, we have maintained our core culture of blending visionary goals with results-based pragmatism.
Precision medicine with clinical impact. We apply proprietary deep learning image analysis to understand drug effects on single cells from actual patient samples in order to develop precision medicines, including incorporating this data into target identification, drug design and patient selection. Over the last two years, we have also built a scalable next-generation sequencing department within translational research to take full advantage of information at the genomic, epigenomic, and transcript level of single cells. We believe this data, and the multi-omics integration of data from disease-relevant primary patient models enhances our ability to translate design concepts into impactful treatments beyond what would be possible with conventional techniques. We have demonstrated the value of our precision medicine technologies by significantly improving real world patient outcomes in a prospective clinical trial conducted by us. We believe the hallmark of an Exscientia drug candidate includes precision design combined with personalised medicine.
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
Our platform continually learns from new data integration. Our platform is designed to learn and becomes increasingly powerful and accurate with each incremental piece of data analysed. We build and update more than 2,500 data-driven predictive models, to predict the properties of every drug candidate we design. We also use outcomes data in conjunction with data from patient tissue to define the optimal target product profile. By anticipating the many characteristics a drug will need in an actual patient setting, our platform is designed to find an optimal balance of properties to maximise future probability of success.

Demonstrating the Impact of our AI
The first AI-designed drug candidates to enter human clinical trials. We have demonstrated that our AI platform can achieve the same practical and regulatory criteria imposed on traditional drug discovery by designing the world’s first AI-designed drug candidates to enter human clinical trials. We have also designed multiple candidates that are in the clinic or are currently moving through various stages of advanced preclinical evaluation, with more than a dozen in earlier stage development.
First AI system demonstrated to improve clinical outcomes in oncology. Our platform is able to anticipate the effectiveness of cancer treatments in the clinic by using AI to analyse the activity of drugs in live patient samples at single-cell resolution. We have developed the first-ever functional personalised oncology platform to successfully guide treatment selection and improve patient outcome in a prospective interventional clinical study, with results published in Cancer Discovery and detailed below. We have been applying this technology to new target selection, to ongoing drug design, as well as to patient selection in the clinic, thereby enabling truly patient centric drug design.
Exceptional, repeated efficiency. We have demonstrated a repeated ability to create novel optimised drug candidates several years faster than the industry average using AI-first discovery. Our entire process from the AI generation of the first novel molecules within a particular project to the design of a development candidate typically takes approximately one year, with significantly fewer compounds synthesised and tested than the industry average. We have shown that we can reduce the discovery time from target to candidate identification by 70% with 10 times better productivity designing optimal drug candidates as compared to industry average.
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
Background to Drug Discovery
The current drug discovery process requires the ability to (i) aggregate, evaluate and analyse a large amount of disease relevant data and information, (ii) accurately predict how molecules will induce biological effects and (iii) leverage these data to design a drug that works safely and effectively in humans. Due to these challenges, the process is slow, expensive and results in a high failure rate. We believe there are four fundamental issues impacting the current paradigm of drug discovery:
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
R&D Productivity across the Pharmaceutical Industry has been Declining for the Past Six Decades
As of February 2023, projected returns on investment in R&D for the top 20 global pharmaceutical companies have fallen to 1.2%. The productivity challenge facing the industry has significant economic implications. Leveraging assumptions from independent third-party research regarding the costs, timeline and probability of success per stage from discovery to clinical trials and launch, we have estimated that the average risk-adjusted net present value of an asset is only approximately $10 million.
Overview of Our Next Generation AI Platform and Approach
We think of drug discovery in a different way, as a learning problem from sparse data. From our first publications in Nature in 2012, we have pioneered AI-enabled drug discovery, operating at the convergence of advances in AI, chemistry, computation, biology and physics. Our AI-powered technology is designed to generate, analyse, prioritise and optimise small molecules to ultimately engineer novel precision drugs and find the right patients for these drugs. We transform the drug discovery process from a lengthy, inefficient and somewhat random screening process to an automated learning and creation process. Every atom has a potential biological and physicochemical impact; hence, our algorithms work to find the most efficient, elegant and precise chemistry that satisfies the design objectives.
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
By understanding the effectiveness of our compounds in our patient-centric, disease-relevant assays, and transcribing that data onto our clinical programmes, we can rapidly progress to clinical stage development and significantly decrease costs by increasing our speed of execution and our probability of success.
Focused on shifting the curve through improved probability of success, time and cost. The investment model for new drugs has been dramatically impacted by the industry's 96% failure rate from project inception to drug approval, with an average cost of $1.8 billion per drug over more than 10 years of development. Although we and our collaboration partners have not to date received marketing approval for any of our drug candidates, by focusing on improving the probability of success, time and cost of drug creation, our goal is to enable a broad portfolio approach to pipeline development while minimising the capital and resources required for each individual project. In addition, our efficiency allows us to advance many projects simultaneously with a variety of business models, including wholly-owned projects, co-

owned programmes and partnerships. As a result, near-term cash flows from partnerships can balance long-term investments in our own pipeline, as is demonstrated by our last twelve-month cash outflows from operations of only £60.5 million.
The chart below shows our strategy of shifting the curve for drug development can have a significant impact on investment profile, and thereby overall pharmacoeconomics.

Operational Focus on Improving Probability of Success, Time and Cost

Revenue
Cost
Exscientia's goal for improving the economic lifecycle of drugs
Improve Probability of Success
Accelerate Approvals
Typical Approval
>10 years
~$1.8b
Lower Cost
Typical economic lifecycle of a drug

As discussed previously, we have demonstrated outcomes better than industry averages with our development candidates. To quantify the potential value impact of that operational data, we utilised a publicly available industry summary of probability of success, or POS, time and cost by stage of development as well as an average commercial profile for pharmaceutical products. When we ran this summary through a Monte Carlo net present value, or NPV, analysis, the mean NPV for each new project was approximately $10 million (as represented as the tallest grey bar in the following figure).
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
Our Technology Platform
The learning loop of discovery and development. We have designed a comprehensive learning system with AI at its heart, encompassing precision target generation, precision molecular design and extensive precision experimental laboratory-based testing. These work in concert to deliver constant feedback and refinement to support our drug discovery goals. We have also built an AI-enabled approach to precision medicine that combines high resolution single-cell analyses of tissue material from individual patients with multi-omics single cell data. This allows us to learn from patient data in all aspects of our drug discovery and development process from target discovery, through drug optimisation to patient selection.

Precision Target
Patient driven target discovery. Our patient tissue screening platform can be used to discover and validate targets by testing the activity of compounds with known target space in primary tissue samples, and then overlaying this with transcript and protein-protein interaction data to ‘triangulate’ for critical target nodes. Similarly, new therapeutic opportunities for previously validated targets can be identified by evaluating compounds in diverse patient samples from different indications.
In an ongoing project, we characterised the activity of 80 approved small molecule drugs in a set of samples from 20 ovarian cancer patients. In a subgroup of patients, a family of tyrosine kinase inhibitors were found to be highly active in the samples, as shown in the figure below. Combining gene expression and protein-protein interaction data, leveraging the differential responses through multi-omics mapping revealed new cluster neighbourhood targets that could potentially be drugged for the treatment of this disease. Follow up work to narrow down the target selection is currently ongoing. Many of these sensitivities would have not been identified in cell line screens indicating the potential impact of using primary cancer samples as models for target discovery.

Side by side comparison between drug responses obtained with our primary ex vivo model and publicly available cell line data (CANCERRXGENE.ORG). This comparison shows overlooked drug sensitivities to ALK inhibitors in previously published cell line work captured in our MPA primary model. Overlapping drugs between both datasets are marked with green and red arrows for EGFR and ALK inhibitors respectively.
(A) Bubble-heatmap of per-drug anticancer cytotoxicity (TDRS) after 48 hour treatment in primary ex vivo patient samples. Purple colour intensity represents magnitude of cancer killing. Bubble size represents dose response curve smoothness, while outline indicates ≥3/7 significant data points.
(B) Cell line Heatmap after 72 hour treatment showing IC50/Z-scores. Purple colour intensity represents magnitude of cancer killing. Outline indicates significant Sensitive to SMDs treatment with IC50/Z-scores lower than -2.
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
To identify the next generation of targets we are integrating genomic, transcriptomic and epigenomic sequencing data as well as patient data from our own precision medicine platform.
Figure above is a visualisation of a knowledge graph embedding showing genes in the region of DNA Polymerase Theta, a DNA damage repair target for oncology. Targets visually close to one another (e.g., PolQ) are proximal in our knowledge graph and therefore likely to be involved in similar biological processes. This enables rapid hypothesis generation and prioritisation of opportunities.
Precision Experiment
The predictive power of our machine learning models is based on the quality of the underlying data. Generating high quality, reproducible experimental data is therefore core to our business. We have developed advanced internal laboratories of approximately 46,000 square feet (4.242 square meters) in Oxford to deliver the following capabilities:
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
Translational assays using complex disease relevant models and single cell data. Leveraging functional and multi-omics data enables the understanding and mapping of disease and drug effect allowing us to better define and predict how molecules will work in the clinic. Our platform combines the latest advances in high content confocal microscopy, proprietary deep learning image analysis, high throughput and scalable next generation sequencing, scalable cloud computing to interrogate the activity of small molecules and other therapies directly in diverse primary patient tissues at the single-cell level. We have developed our high content translational platform to overcome the unique challenges associated with working with primary tissues. The workflow is highly standardised and amenable to end-to-end lab automation. For our functional workflow, a typical patient-based high content assay workflow comprises the following:
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
•Single cell resolution: Sensitive measurements can be taken from both liquid and solid tissues. This is essential to distinguish on- from off-target response and prioritise clinically effective over ineffective or toxic drugs, and understand effect and mechanism.
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
•Reproducibility: The analytical performance of the platform has been extensively studied in various indications and sample types and results found to be highly reproducible both within and between assay runs.

Figure above highlights the advantages of our approach. We believe our approach is the best in class technology for the single cell functional profiling of primary human material.
We are able to distinguish at a single cell level on / off target effects of drugs. The technology is versatile with the capability to prosecute multiple tumour types. The technology is highly scalable as only a small amount of patient material is required per well. The results arereproducible and have been shown to be clinically translatable in prioritising therapies.
Patient-tissue biobank for translational models. Our experimental process is compatible with diverse tissue types and tumour indications including blood (leukaemias), lymph nodes (lymphoma), and solid tumour indications (tissues such as malignant pleural effusions and ascites and solid tissue samples). We currently have both biological and clinical validation data for for the majority of haematological cancers (including acute and chronic leukaemias, T- and B-cell non-Hodgkin lymphomas and multiple myeloma)

and biological validation for solid tumour indications such as lung, ovarian, breast and pancreatic cancer, renal cell carcinoma. Clinical proof of concept for solid tumour indications is expected in conjunction with our '546 and '617 clinical studies, where we will observationally assess the functionality of our patient selection biomarkers.
The image analysis platform uniquely enables the development of readouts specific to the phenotype of a drug or indication.
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
GPCR biased-signalling pathways for next-generation pharmacology. We have established a comprehensive platform of GPCR techniques that comprise molecular pharmacology, AI design, biophysical screening and structural biology, which we call TRUPATH. This approach, which was invented by our head of GPCR Pharmacology, is pathway agnostic and thus allows us to measure GPCR-

ligand activities at the single-transducer level. The technology is an exquisitely sensitive and universal GPCR signalling assay, allowing for precise discrimination between all G protein pathways. Unlike most signalling assays, TRUPATH does not rely on second-messenger pathways. It is insensitive to receptor-reserve, meaning the signal is not influenced by the number of receptors present on the cell surface, improving translatability and simplifying comparisons of activity between pathways. We can use the approach to elucidate transduction networks and define biased signalling pathways that can refine target activity to mitigate off-target effects. It allows for high resolution at the pathway level to provide the most accurate measures of receptor occupancy and activity in a signalling assay. Our system, now optimised within Exscientia, expands the technology to support both live-cell and protein-based configurations that are routinely applied in drug discovery projects. This allows us to link GPCRs to previously undocumented or “silent” signalling networks even in the absence of ligands that drive a coupling event. Our TRUPATH platform provides unique value to GPCR drug-discovery programmes.
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

A) Training
Encode
Combine
Decode
6.4 Å
75°
Fragments &
Structural Info
Graph representations
v
v+4
Objective
Encode
Combine
Linked Molecule
v+4
Average and compress
B) Generation
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
Ongoing Platform Expansion
Biologics by design not discovery. Our new biologics platform fits within our end to end AI driven drug discovery and development platform. We are building an automated laboratory with proprietary hardware to enable integration of AI design with high-throughput biologics profiling under development. By sequencing paired human antibody data, we believe we can create better AI models for antibody design.
Initial versions of the technology invented by Professor Charlotte Deane, Exscientia’s Chief Scientist of Biologics AI, produced accurate protein modelling up to 35,000 times faster than Alphafold2 (Abanades et al. Bioinformatics 2021). Exscientia has significantly expanded the scope, speed and integration of these algorithms while also integrating the capabilities into its broader platform. Exscientia’s virtual screening methodology for antibodies is now over three times more accurate than the published state of the art.
Additionally, we have already demonstrated the potential of our existing precision medicine patient tissue models to analyse novel antibodies.

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
We have built a state of the art automation laboratory in Milton Park, Oxford, which will be operational in 2023.
This automated drug optimisation platform is designed to consist of four components:
•AI autonomous design;
•AI retrosynthesis and chemical reaction design;
•automated chemical synthesis; and
•robotic in vitro, cellular and biochemical screening.

Precision Medicine
Our functional precision oncology platform embeds patient based translational assays throughout our AI-driven drug discovery process. It uses high-content, single-cell resolution analysis and deep learning to measure the activity of drug molecules, ex vivo, in primary patient tissues, and then overlays with single cell and bulk next-generation sequencing to understand drug activity.
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
We have successfully applied this technology to multiple projects. Two clinical stage examples are our A2A antagonist, EXS21546, and our CDK7 candidate, GTAEXS617. These are highlighted below. Current and future projects will leverage the platform at the target identification stage:
•Immuno-oncology candidate EXS21546, an A2A antagonist. We assessed our clinical stage A2A antagonist, EXS21546, in primary tissue samples from patients across a range of solid tumour indications. Not only could A2A-induced immune suppression be reversed in some indications and samples, but the compound also exhibited cancer cell killing activity. We have developed a multi-gene signature, that correlates with adenosine concentration in the tumour micro-environment and can be controlled by EXS21546, that we refer to as the ABS. Ongoing work is continuing for patient selection and pharmacodynamic biomarker discovery is ongoing using this platform, and the signature is being validated observationally alongside the ongoing IGNITE study.
•Small molecule CDK7 inhibitor, GTAEXS617, in primary malignant ascites of ovarian cancer patients. We completed a preclinical study evaluating the activity of '617, our CDK7 inhibitor that we developed, in primary tissue samples of ovarian, lung and pancreatic cancer patients. The preliminary data show that '617 exhibited potent antitumour activity with selectivity over immune cells in the same samples in some indications and patients.
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
We believe that the results of EXALT-1 were very encouraging and warranted further investigation. In June 2020, the EXALT-2 clinical trial was initiated, a Phase 1 prospective, randomised trial of up to 150 patients to further investigate the original findings from the EXALT-1 trial. The final results from the EXALT-1 trial published in Cancer Discovery, a journal of the American Association of Cancer research, in October 2021. In 2023, Exscientia intends to initiate an observational study using its precision medicine platform in solid tumours.
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
Our Pharma Partners
Bristol Myers Squibb (BMS). We and BMS are collaborating on a portfolio of multiple targets in oncology, autoimmunity, immunology and inflammation. The partnership began in 2019 with Celgene, and it expanded in 2021 directly with BMS following their acquisition of Celgene, with increasingly rewarding terms for Exscientia. BMS provides invaluable therapeutic area expertise, as well as a commitment to fund the development of molecules through the clinic. The second deal, coming just two years after the first, demonstrated the power of our platform to successfully deliver high quality drug candidates to BMS’s exacting preclinical candidate criteria. Together, these deals have already delivered $65 million in upfront payments. In August 2021, BMS exercised its option to in-licence an immune-modulating drug candidate we created under the first collaboration agreement, triggering a $20 million milestone payment that we collected in the third quarter of 2021. That candidate, EXS4318 is now in Phase 1 studies with the potential for Exscientia to receive milestones and royalties. Under the second BMS agreement, we could receive pre-clinical milestone payments of up to $125 million. The deal has a potential value of over $1.3 billion in total payments to us, including clinical and sales milestone payments, and additionally provide us with royalties on each marketed asset.
Sanofi. Under our initial collaboration with Sanofi, we delivered a bispecific lead molecule in the area of inflammation and fibrosis in 2019. The project continues, and we can potentially receive up to a total of $250 million in preclinical, clinical and sales milestone payments. This successful partnership further demonstrates the ability of our AI platform to process the added complexity of intentionally targeting multiple therapeutic targets as just another parameter to optimise against. In January 2022, we entered into a new collaboration with Sanofi, pursuant to which we will use our AI-driven, end-to-end integrated platform to discover and validate up to 15 novel targets in the oncology and immunology therapeutic areas. We are collaborating with Sanofi to advance certain of these targets into small molecule inhibitor drug research projects and accelerating the identification of certain small molecule development candidates. In connection with this collaboration, we received an upfront cash payment of $100 million, and we have the potential to receive up to $5.2 billion in total milestone payments plus tiered royalties.

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
Co-Owned Collaborations
Rallybio. In 2019, we entered into a co-development and co-ownership joint venture with Rallybio to investigate multiple areas of rare disease. There are 7,000 to 8,000 rare diseases, which affect over 30 million patients in the US alone. And yet data on potential treatments for most of these diseases is sparse or non-existent. The deep learning approach of our platform can accelerate the discovery of novel treatments in knowledge-poor areas such as these. Rallybio’s vital therapeutic area and clinical knowledge allows us to enter a therapeutic area we would not otherwise attempt to tackle. Under this joint venture, we jointly select targets after assessment by our AI platform for biological pathway relevance and chemical druggability risks. We are driving the programme through completion of pre-clinical toxicology studies, and then Rallybio will progress the candidates through clinical trials and commercialisation, if any candidates are approved. We also have the option to explore molecules in non-rare disease indications, such as oncology. The partnership has delivered its first discovery candidates on a challenging target, ENPP1.
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
Our Team
We have gathered a team of world-class scientists and technologists that work collaboratively across the entire drug development process. They are led by a management team with deep industry experience. We are a global company, headquartered in Oxford, UK with sites in Miami (FL, US), Boston (MA, US), Vienna (Austria), Dundee (Scotland, UK), Cambridge (England, UK) and Osaka (Japan). We recruit talent from across the globe and expect to continue hiring as we scale our operations and continue to expand geographically. As of December 31, 2022, our team of 481 people represented by over 45 nationalities. Our pharmatech credentials are exemplified by the balance between technologists (42% of the company) and drug discovery scientists (44% of the company). Around 52% of our team works from our headquarters in Oxford, which includes a state-of-the-art lab completed in January 2021.
Our people are highly educated and experienced with more than 75% holding a Masters or higher qualification as of December 31, 2022, with more than 52% holding a PhD/DPhil or M.D. Throughout their careers, our expert drug hunters have contributed to the invention of over 40 marketed drugs and over 240 clinical stage molecules, and have been named as an inventor on more than 330 patents between them. We believe that this intellectual diversity and depth of talent is core to our success.
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
Diversity is an important area of focus for us. We are a global company, and our internationalism is reflected in our workforce which represents more than 45 nationalities, from six continents. We will continue to work on our internal initiatives and processes to ensure that Exscientia remains an inclusive and welcoming place to work for all while working to improve our sex, racial and cultural diversity at all levels in the organisation.
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
Patents
As of December 31, 2022, we owned and co-owned three issued U.S. patents, five pending U.S. patent applications, and over 50 pending foreign patent applications including unpublished foreign priority applications.
These patents and patent applications fall into nine different patent families across 16 different jurisdictions worldwide. We generally rely upon trade secret protections for our AI technology platform as the platform includes hundreds of algorithms and more than 2,500 predictive models. From time to time, we file patent applications directed to aspects of our platform technologies. We own a patent family which includes a granted U.S. patent, a granted European patent, a granted Indian patent, one pending U.S. continuation patent application, and a foreign patent application pending in Europe with claims covering certain aspects of our platform, which, if issued, are expected to expire in 2030, excluding any patent term adjustment or patent term extension. We also own a pending priority patent application with claims directed to aspects of our platform, which, if issued, is expected to expire in 2043, excluding any patent term adjustment or patent term extension alongside three international patent applications which are expected to expire in 2041 and 2042 respectively, excluding any patent term adjustment or patent term extension.
With regards to patent protection on the molecules we design, we either solely own such filings, jointly own filings with our partners, or in some instances our partners solely own the patent filings. For example, we own and co-own four patent families directed to our novel compounds which include one pending U.S. patent application, three international patent applications, two provisional US applications, give UK/European priority applications and 16 foreign patent applications pending in such jurisdictions as Australia, Canada, China, Europe and Japan, which if issued, are expected to expire between 2039 and 2042.
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
As of December 31, 2022, our trademark portfolio comprises 77 trademark registrations or active trademark applications worldwide. Such portfolio includes 70 non-U.S. trademark registrations, 11 pending non-U.S. trademark applications and 5 pending U.S. trademark applications.
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
For example, Great Britain is no longer covered by the European Union’s procedures for the grant of marketing authorisations (under the Northern Ireland Protocol, centralised MAs will continue to be recognised in Northern Ireland and Northern Ireland remains subject to European Union legislation ). A separate marketing authorisation will therefore be required to market drugs in Great Britain. For three years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or the MHRA, may adopt decisions taken by the European Commission on the approval of new marketing authorisations through the centralised procedure to more quickly grant a new Great Britain MA, and the MHRA will have regard to marketing authorisations approved in a country in the European Economic Area (although in both cases a marketing authorisation will only be granted if any Great Britain-specific requirements are met). Various national procedures are now available to place a drug on the market in the United Kingdom, Great Britain or Northern Ireland, with the main national procedure having a maximum timeframe of 150 days (excluding time taken to provide any further information or data required). The data exclusivity periods in the United Kingdom are currently in line with those in the European Union, but the TCA provides that the periods for both data and market exclusivity are to be determined by domestic law, and so there could be divergence in the future.
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
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011 was signed into law, which, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach its target goals, thereby triggering the legislation’s automatic reduction to several government programmes. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. The Coronavirus Aid, Relief and Economic Security Act, or CARES Act, and other COVID-19 pandemic relief legislation have suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2022. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
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
C. Organisational structure
Exscientia plc is the ultimate parent entity in our group. Our direct wholly owned subsidiary, Exscientia (UK) Holdings Limited, owns the equity interests of our subsidiaries listed below (whether directly or indirectly), as of December 31, 2022:

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
D. Property, plants and equipment
We currently lease a facility that consists of our global headquarters, as well as research and development and laboratory space, which is approximately 36,600 square feet. We have four leases relating to different floors within our headquarters, which expire in 2028 and 2033. We also have automation laboratory space located in Oxfordshire, United Kingdom of another 24,000 square feet under a lease that expires in 2031. We have committed to leasing approximately 54,990 square feet of office and laboratory space in Vienna, Austria, under leases that expire in 2029. We lease additional facilities in the United Kingdom (Dundee and Cambridge), United States (Boston and Miami) and Japan (Osaka).

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
We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended December 31, 2022 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on December 30, 2022, which was £1.00 to $1.21. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or any other exchange rate as of that or any other date.
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
OVERVIEW
We are an artificial intelligence-driven precision medicine company committed to efficiently discovering, designing and developing the best possible drugs based on complex patient data. Our goal is to change the pharmaceutical industry’s underlying pharmacoeconomic model, what we call “Shifting the Curve,” by improving the probability of success, time and cost involved with creating new medicines. Our pipeline demonstrates our ability to rapidly translate scientific concepts and patient-centric data into precision-designed therapeutic candidates. We have built an end-to-end solution of artificial intelligence, or AI, and experimental technologies for target identification, drug candidate design, disease relevant translational models and patient selection. These integrated technologies allow us to discover, design and develop precision medicines. Our platform has enabled us to design candidate drug molecules that have progressed into clinical trials as well as to prospectively provide patients with potentially more applicable drug therapies through AI guided assessment. Our patient-first AI process is comprised of the following four elements:
•Precision Target: using patient tissue and deep learning approaches to identify new targets;
•Precision Design: an extensive platform of AI technologies to design innovative drugs;
•Precision Experiment: tech-enabled precision experimentation to derive better data; and
•Precision Medicine: advanced patient selection to improve clinical success rates.

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
Our Strategy
Our focus on encoding and automating critical functions in drug discovery has meant we can readily scale our business. Our target identification and drug design technologies can be applied to small molecule discovery across any therapeutic indication, while our precision medicine platform focuses on oncology and can be applied to both small molecules and biologics. We seek to continuously grow our platform by creating scalable technologies to solve new drug discovery problems in a better, more efficient way. Our goal is for every project, whether internal or partnered, to not only deliver potential high-impact medicines, but also expand our capabilities for future projects.
Internal pipeline:
Our internal pipeline includes wholly owned programmes, majority owned programmes and co-owned programmes. Our wholly owned programmes and majority owned pilot programme primarily focus on oncology, immuno-oncology and antivirals. We perform all activities (experimental and computational) from target identification through to clinical trials, if applicable. We also have a number of co-owned projects with biopharmaceutical companies, the terms of which include cost sharing in the development and commercialisation of drug candidates, with a corresponding share in revenue or profits generated from approved product candidates.
–These programmes include our majority-owned pilot immuno-oncology asset, EXS21546 and our co-owned oncology asset, GTAEXS617, as well as wholly owned EXS73565 and EXS74539. As our broad internal portfolio advances, we continue to assess the optimum development pathway to success, which may include co-developing, partnering or out-licensing, that best fit for our long-term strategy and capabilities.
Partnered programmes:
–We provide end-to-end discovery capabilities across a variety of therapeutic areas in exchange for upfront payments, milestones, opt-in payments and royalties on net sales if a product developed from the partnership is commercialised. We expect to continue to be reliant on our partners to progress drug candidates through clinical trials and regulatory approval in order for us to realise certain development milestones and royalties on commercial sales. We have several collaboration agreements with global pharmaceutical companies, including Bristol Myers Squibb (BMS) and Sanofi. Revenue associated with these agreements is recognised in accordance with IFRS 15 Revenue from Contracts with Customers, with the associated expenses recognised in cost of sales. All of our partnership agreements allow for assets to become wholly owned by Exscientia if a partner decides not to continue development after our operational commitment is satisfied, with no payment required by Exscientia.
Recent Developments
In January 2022, we entered into a Collaboration and Licence Agreement, or the CLA, with Sanofi, pursuant to which we will use our AI-driven, end-to-end integrated platform to discover and validate novel targets in the oncology and immunology therapeutic areas. We will collaborate with Sanofi to advance certain of these targets into small molecule inhibitor drug research projects and accelerate the identification of certain small molecule development candidates. The Group received an upfront payment of $100 million in April 2022 in relation to this collaboration.
On March 11, 2022, BMS extended its first collaboration arrangement with the Group by six months in order to generate additional data including the use of translational capabilities for key targets under the collaboration using the Group’s precision medicine platform, in relation to which the Group received a cash payment of $5 million. The term extension payment has been treated as an addition to the transaction price, in accordance with paragraph 21b of IFRS 15, relating to the collaboration’s partially unsatisfied performance obligations for the design and development of candidates for collaboration targets, with a cumulative recognition of revenue at that date based upon the progress towards satisfaction of the related performance obligations. The remaining element of the transaction price is being recognised as revenue as the performance obligations are satisfied, if applicable.
On April 06, 2022, the Group received a $10 million upfront payment from BMS following the selection of a fifth target in relation to the second collaboration arrangement with BMS.
In April 2022, the Company presented three posters on its precision medicine platform and pipeline programmes at the American Association of Cancer Research Annual Meeting (AACR). The data highlighted the potential benefits of Exscientia’ AI-driven design to rapidly discovery molecules with optimised properties, including GTAEXS617, as well as the potential of Exscientia’s precision medicine platform to find novel pathways as well as make progress towards identifying patients who may better respond to drugs in the clinic.
On May 30, 2022, Exscientia ended its pre-existing collaboration arrangement with Bayer AG. All remaining performance obligations pertaining to the contract were deemed to be fully discharged at that point, resulting in the recognition of revenues totalling £1.2 million. Exscientia will retain optionality to develop one of the two targets that had been pursued under the collaboration The Bayer agreement was the last Exscientia partnership based on only design services (which excludes experimental, project management and precision medicine activities), and this change is aligned with the Company strategy to increasingly focus the pipeline on programmes where Exscientia’s AI design and precision medicine platform can be integrated.
On June 14, 2022, the Company announced topline data from its EXS21546 Phase 1a study demonstrating targeted A2A receptor signaling inhibition in healthy volunteers. The data builds upon the body of evidence suggesting ‘546 is a highly potent and selective A2AR antagonist with low CNS exposure. Translational work to establish a predictive biomarker to determine which patients are most likely to benefit from ‘546 is ongoing.
The Group has expanded its portfolio of leasehold premises throughout the year. On March 25, 2022 the Group entered into three lease arrangements in relation to additional space at its pre-existing premises within the Schrödinger Building in Oxford, United Kingdom. Further office space at the same premises was leased on July 25, 2022. The Group also entered into a lease arrangement in relation to premises in Boston, United States of America on July 01, 2022. On August 05, 2022 the Group entered into an additional lease arrangement in relation to premises at Fletcher House in Oxford, United Kingdom, with the lease term commencing on October 06, 2022. The Group entered into two 7 year lease arrangements in relation to laboratory and office space in Vienna, Austria on September 3, 2021. The lease term for the office space commenced on December 01, 2022. The lease arrangement for the laboratory space commenced on January 26, 2023. With effect from December 09, 2022, the Group modified the terms of their lease arrangement at Milton Park; originally signed on July 13, 2021. The lease term for the agreement was extended, expiring in July 2036, with a break date in July 2031. On December 21, 2022 the Group entered into a lease arrangement in relation to premises in Miami, United States of America.

On October 26, 2022 the Company presented a poster at the 34th EORTC-NCI-AACR (ENA 2022) Symposium on Molecular Targets and Cancer Therapeutics, being held October 26-28, 2022, in Barcelona, Spain. The poster highlighted new data aimed at enriching patients that are more likely to respond to its precision-designed CDK7 inhibitor, GTAEXS617 (‘617). The research confirmed a CDK7-specific pharmacodynamic (PD) biomarker, while revealing potential novel PD markers, and identified an initial novel patient selection gene expression signature that will, in part, be evaluated in its planned Phase 1/2 study.
On November 3, 2022 the Company announced the expansion of its platform to include the design of biologics, such as human antibodies. The Company has progressed AI-driven capabilities for virtual biologics design throughout the year and is now establishing an automated biologics laboratory in Oxford to internally generate and profile novel antibodies. We believe our approach of combining generative AI design and virtual screening of biologics will allow investigation of a broader antibody space and support our goal to design all of its biologics de novo for specific target epitopes without the need for screening.
On November 14, 2022 the Company entered into a joint operation with MD Anderson to leverage AI in developing novel oncology treatments. The agreement aligns MD Anderson’s drug development expertise with Exscientia’s AI-driven patient-first precision medicine and drug discovery platforms. The research collaboration will utilise Exscientia’s precision medicine platform to identify novel anti-cancer, cell-intrinsic small-molecule compounds based on jointly identified therapeutic targets. Promising candidates will advance for further development with the team at MD Anderson’s Therapeutics Discovery division. MD Anderson and Exscientia anticipate that successful target discovery programmes may be advanced into proof-of-concept clinical trials at MD Anderson. Under the agreement terms, Exscientia and MD Anderson will jointly contribute to and support each programme designated to move forward.
On November 28, 2022 Exscientia announced that it received CTA approval to initiate IGNITE, a phase 1 / 2 trial of EXS21546 in patients with relapsed / refractory RCC and NSCLC. The two-part trial will evaluate safety, efficacy, pharmacokinetics and pharmacodynamics of ‘546 in combination with a PD-1 inhibitor in approximately 110 patients. The trial is designed to prospectively evaluate Exscientia’s novel multi-gene signature, the adenosine burden score, or ABS in comparison to patient responses in order to validate its use in patient selection. Exscientia also presented data from its novel multi-gene signature, the adenosine burden score, or ABS, in December 2022 at the ESMO-IO Annual Congress.
On February 2, 2023 the Company announced that EXS4318 ('4318) a compound precision designed by Exscientia and in-licensed by Bristol Myers Squibb in August 2021, has entered Phase 1 clinical trials in the United States. The compound is in development for immunology & inflammation (I&I) indications. Bristol Myers Squibb will oversee the clinical and commercial development and Exscientia is eligible for milestone payments and, if approved, tiered royalties on net product sales.
On March 14, 2023 Exscientia announced two new wholly-owned precision oncology development candidates, EXS74539 ('539), an LSD1 inhibitor and EXS73565 ('565), a MALT1 protease inhibitor. These compounds have been precision designed to improve patient benefit and solve complex design issues that may limit the probability of success of other compounds in development. IND-enabling studies are underway and the Company expects to provide an update on clinical development plans leveraging Exscientia's personalised medicine platform in the second half of 2023. Both molecules were funded through a 2019 collaboration with Celgene, which was acquired by BMS, and each molecule met the criteria for a molecule for which BMS could exercise its option. BMS's options to the candidates have now lapsed and Exscientia maintains all worldwide rights to both compounds.

A. Operating Results
Components of Results of Operations
Revenue
We generate revenue broadly from two streams that relate to our principal activities:
•Licensing fees: We receive licensing fees from partnered programmes where we develop intellectual property on behalf of a collaboration partner. These agreements either assign all of the designated intellectual property to the partner from inception or grant an exclusive option to the partner to acquire rights to the future development and commercialisation of the intellectual property. As part of these agreements, we may receive future milestone and royalty payments upon achievement of clinical, regulatory and commercial milestones; and
•Service fees: We generate service fees from drug discovery collaboration agreements where we are utilising our proprietary technology to develop novel intellectual property on behalf of the collaboration partner, but do not have any rights to future milestones and royalties as a direct result of the agreement. We also generate service revenues through our Exscientia GmbH entity related to collaboration agreements that existed with Exscientia GmbH at the time of our acquisition, which we expect to discontinue at the earliest commercially viable point.
We receive four types of payments within the two revenue streams:
•Upfront payments, which are generally payable upon execution of the collaboration agreement or on initiation of a project;
•Research funding (including term extension payments), which is generally payable throughout the collaboration at defined intervals that are set out in the agreement (e.g., quarterly or at the beginning of a specific phase of work) and is intended to fund research (internal and external) to develop the drug compound that is the subject of the collaboration;
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
In addition to the payments described above, we may also receive milestone payments upon the first commercial sale of a product, if and when approved, the amount of which is based on the territory the sale occurs in, and royalties based on worldwide net sales. These amounts have not been included within the transaction price for any contract as of December 31, 2022, 2021 and 2020. We have only recognised revenue in respect of non-cancellable, non- refundable payments and achieved milestones due under executed collaboration contracts. Any payments which relate to future milestones or options under the control of our collaboration partners have not been recognised.
Costs of Sales
Costs of sales relates to costs from third-party CRO’s, as well as internal labour and absorbed overhead incurred in relation to collaboration arrangements and drug discovery agreements for third parties which have been designated as contracts with customers in accordance with IFRS 15. External CRO costs are the main driver for our costs of sales, representing 77%, 89% and 91% of total costs of sales during the periods ending December 31, 2022, 2021 and 2020, respectively. We expect our costs of sales to increase in future as we commence additional collaboration projects.
Gross (loss)/profit
Gross (loss)/profit represents revenue less costs of sales. Gross margin is gross (loss)/profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as a result of our drug discovery collaboration activities. For example, the revenue associated with collaboration up-front payments is recognised over time and is adjusted due to changes in the estimated costs to be incurred in satisfying the related performance obligation, while certain opt-in and milestone payments are recognised when assessed to be highly probable, which is generally upon achievement.
For obligations in which revenue is recognised at a point in time, that point in time is the date at which the satisfaction of the performance obligation is mutually agreed with our customer. For obligations discharged over time the Group recognises revenue equal to recoverable costs incurred for new collaborations from their inception until such time as the collaboration is sufficiently progressed such that the Group can reliably estimate the level of profit that will be achieved from delivery of the related performance obligations. Revenue from potential milestones or royalties are typically not recognised at the initiation of a contract. Upfront payments that include performance obligations are recognised as those obligations are satisfied. In addition no profit is recognised as costs are incurred until such a time as costs and time to programme completion can be reasonably estimated, with revenues recognised equal to a percentage of costs incurred until that time. As a result of this, until total costs and time to completion can be reliably estimated, a gross loss may be recognised on individual customer contracts despite the expectation that the relevant contract will be profitable overall.
Therefore, we believe that gross (loss)/profit is not currently a helpful predictor of the future performance of our business.
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
Share-based Compensation
Share-based compensation expenses are recorded within either research and development expenses or administrative expenses depending on the activities of the employees to which they relate.
Our share-based compensation relates to share awards granted to employees, non-employees and directors in connection with Exscientia’s share-based compensation plans. Share-based payment awards primarily consist of service based awards, some of which also have market-based performance conditions. We measure the fair value of service based awards at the grant date using the Black-Scholes option pricing model, whilst the fair value of those awards also containing market-based conditions is determined at the grant date using a Monte Carlo simulation model. These models incorporate various assumptions including the expected volatility of our ordinary shares, the expected term of the awards and a risk-free interest rate. We amortise the fair value over the vesting term on a straight-line basis. At each statement of financial position date, the Group revises its estimate of the number of awards that are expected to become exercisable based on forfeiture rates, and with the exception of changes in the estimated probability of achieving market-based performance conditions, adjustments are made such that at the end of the vesting period the cumulative charge is based on the number of awards that eventually vest. If any of the assumptions used in the models change significantly for future grant valuations, share-based compensation expense may differ materially in the future from that recorded in the current period.

We expect that our share-based compensation expenses will increase for the foreseeable future as the business continues to grow.
Other Income
Other income consists of income from grants, tax credits receivable from the United Kingdom’s Research and Development Expenditure Credit Scheme, or RDEC, and Austrian R&D tax credits.
As of December 31, 2022, we had four grants, a European governmental grant, a grant provided by the Gates Foundation, a grant provided by The Austrian Research Promotion Agency, or FFG and a grant provided by the Austrian Wirtshaftsservice. The maximum amounts receivable under our current grants are £0.4 million, £3.3 million, £1.7 million and £0.1 million, respectively.
The first two grants provide reimbursement for certain personnel, consumables and overhead costs incurred in the performance of research and development activities, while the FFG grant relates to the early stage testing of a drug’s action in solid tumour patient samples with high content microscopy and deep-learning. These grants compensate us for research and development activities and are recognised as other income in the periods in which the expenses are incurred, unless the conditions for receiving the grant are met after the related expenses have been incurred. In each case, the grant is recognised when it becomes receivable. The grant provided by the Austrian Wirtshaftsservice relates to funding support in respect of the acquisition of certain property, plant and equipment over the period from August 2020 to end February 2022 and is recognised as income as the related assets are depreciated.
The other component of other income relates to certain R&D tax credits received by the Group as follows:
•RDEC relates to UK tax credits receivable in relation to eligible research and development expenditures that are not eligible to be included in the Small and Medium-sized Enterprises research and development tax relief programme, or SME Programme, as discussed below under the section entitled Income Tax Benefit, such as when we receive income from a collaboration partner or grant funding for certain projects. These costs are claimed under the RDEC scheme, which offers a tax credit of up to 13% for qualifying expenditures, with certain subcontracted expenditures receiving an 8.5% tax credit. Under the RDEC regime, qualifying subcontracted costs are limited to those undertaken with certain institutions such as charities, higher education institutes, or scientific research organisations.

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

On July 20, 2022, HM Revenue and Customs published draft legislation for changes to the UK R&D relief schemes. Most notably, the new legislation excludes subcontracted R&D undertaken outside of the UK from the eligible costs criteria, with a small number of exceptions including clinical trials. Should this draft legislation come into law it may negatively impact our future SME and RDEC credits.

Following the announcements at the Autumn Statement, an increase in RDEC rate from 13% to 20% has now been enacted, and will apply to expenditure incurred on or after April 1, 2023.

•The Group also receives an Austrian Research Premium in relation to eligible research and experimental development expenditures. The research premium is accounted for within other income at a rate of 14%.
Foreign Exchange Gains/(Losses)
Foreign exchange gains/(losses) arises primarily on the translation of our non-pounds sterling denominated cash and cash equivalents, in addition to outstanding monetary non-pounds sterling financial assets and liabilities, including trade receivables.
Losses on Forward Contracts
The Group enters into contracts whereby fixed amounts of currencies are exchanged at a pre-determined rate at a future date. These currency forward contracts are initially recognised at fair value on the date at which the derivative contract is executed, and are subsequently re-measured at fair value each period-end. Any gains and losses arising from changes in the fair value of derivatives are recognised within profit or loss.
Finance Income
Finance income arises primarily from interest income on cash, cash equivalents and short-term bank deposits.
Finance Expenses
Finance expenses consist of interest expenses related to lease liabilities as recognised under the accounting standard IFRS 16 ‘Leases’, interest in relation to unwinding the discounting of restoration provisions recognised in relation to the Group’s leased premises and loan and bank interest payable.
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
The SME Programme cash rebate rate will reduce to 18.6% for qualifying research and development expenditure incurred on or after April 1,2023, unless we qualify as “R&D intensive” for an accounting period (broadly, a loss making SME whose qualifying research and development expenditure for an accounting period represents 40% or more of its total expenditure for that accounting period will qualify), in which case the cash rebate that may be claimed will be 26.97% of qualifying expenditure).
Gain on Financial Assets through Other Comprehensive Income
Unlisted equity securities
On March 31, 2021, we successfully reached a clinical candidate milestone under our collaboration with GT. As a result, we became entitled to receive, as non-cash revenue consideration, a number of Ordinary shares and Preference shares in GT equivalent to just over 12% on a fully diluted basis. Under the accounting standard IFRS 9 ‘Financial Instruments’, these shares represent unlisted equity securities to be recognised at fair value and then re-measured at each reporting date. We have taken the election provided within the accounting standard IFRS 9 ‘Financial Instruments’ to recognise fair value gains and losses within Other Comprehensive Income, therefore these are not shown in the Results of Operations below but are included on the face of the Consolidated Statement of Loss and Other Comprehensive Income for the year ended December 31, 2022.
Segmented and Enterprise Wide Information
We manage our operations as a single operating segment for the purposes of assessing performance and making operating decisions. Our focus is on the discovery and development of small molecule drug candidates.

Comparison of the Years Ended December 31, 2022 and 2021
The following table summarises our Consolidated Statement of Comprehensive Loss for each period presented (in thousands):

	Years ended December 31,
	2022		2021
Revenue	$32,877	£27,223	£27,359
Costs of sales	(40,213)	(33,297)	(17,112)
Gross (loss)/profit	(7,336)	(6,074)	10,247
Research and development expenses	(155,630)	(128,865)	(44,047)
General administrative expenses	(46,396)	(38,416)	(25,783)
Foreign exchange gains/(losses)	40,590	33,609	938
Loss on forward contracts	(13,631)	(11,287)	—
Other income	6,935	5,742	3,749
Operating loss	(175,468)	(145,291)	(54,896)
Finance income	6,861	5,681	26
Finance expenses	(403)	(334)	(169)
Share of loss of joint venture	(835)	(691)	(1,152)
Loss before taxation	(169,845)	(140,635)	(56,191)
Income tax benefit	26,458	21,907	6,960
Loss for the period	$(143,387)	£(118,728)	£(49,231)
Revenue
The following table presents our revenue for the years indicated (in thousands):

	Year ended December 31,
	2022		2021
Service fees	$809	£670	£452
Licensing fees- opt-in payments and milestones achieved	—	—	18,583
Licensing fees- upfront payments and research funding (including term extension payments)	32,068	26,553	8,324
Revenue	$32,877	£27,223	£27,359
Service fees during the year ended December 31, 2022 relate to revenues generated from legacy contracts held by Exscientia GmbH, in relation to which revenue is recognised at a point in time; with service fees for the year ended December 31, 2021 relating to obligations discharged over time consisting of services provided under the same legacy contracts in addition to services provided to the Group's joint venture arrangement with RallyBio, RE Ventures I, LLC, whereby Exscientia AI Limited provided services under a separate agreement to the joint venture entity, in which we hold a 50% interest. The scope of work under this service agreement was completed in June 2021.
On January 4, 2022 the Group entered into a strategic research collaboration with Sanofi to develop an AI-driven pipeline of precision engineered medicines. Research will be focused on up to 15 novel small molecule candidates across oncology and immunology, in relation to which the Group will receive an up-front cash payment of £74,242,000 ($100,000,000) with the potential of $5,200,000,000 in total milestones plus tiered royalties over the duration of the collaboration.

March 11, 2022, BMS extended its first collaboration arrangement with the Group by six months in order to generate additional data including the use of translational capabilities for key targets under the collaboration using the Group’s precision medicine platform, in relation to which the Group received a cash payment of $5,000,000 (£3,821,000).The term extension payment has been treated as an addition to the transaction price relating to the collaboration’s partially unsatisfied performance obligations relating to the design and development of candidates for collaboration targets, with a cumulative recognition of revenue at that date based upon the progress towards satisfaction of the related performance obligations in accordance with paragraph 21b of IFRS 15. The remaining element of the transaction price was recognised as revenue over the remainder of 2022 as the performance obligations were satisfied.
On May 30, 2022, the Group ended its pre-existing collaboration arrangement with Bayer AG by mutual agreement. Upon ending the agreement all remaining performance obligations pertaining to the contract were deemed to be fully discharged, resulting in the recognition of revenues totalling £1,153,000 at that point.
During the year ended December 31, 2021, £14,437,000 was recognised in relation to a candidate opt-in milestone achieved in respect of the Group’s collaboration with Celgene, in addition to £3,349,000 recognised as revenue in relation to a candidate selection milestone achieved in respect of the Group’s collaboration with GTA.
The Group has assessed its significant collaboration arrangements with commercial partners and determined that no provision for future operating losses is required as at December 31, 2022 and 2021 taking into account expected future cash inflows and remaining contract liabilities amounts for each collaboration relative to the remaining unavoidable costs of meeting the contracts’ obligations in each instance.
Costs of Sales
The following table presents our costs of sales for the periods indicated (in thousands):

	Year ended December 31,
	2022		2021
External CRO costs	$31,145	£25,789	£15,294
Internal labour and overheads	9,068	7,508	1,818
Total costs of sales	$40,213	£33,297	£17,112
Cost of sales for the year ended December 31, 2022 were £33.3 million, £33.3 million as compared to £17.1 million for the same period ended December 31, 2021. The increase in cost of sales was primarily due to the expansion of the Group’s collaborations with BMS as well as the commencement of work in relation to the collaboration with Sanofi. Our external cost of sales relate to third-party Contract Research Organisations, or CRO’s, representing 77% and 89% of total cost of sales during the year ended December 31, 2022 and 2021, respectively.

Research and Development Expenses

	Year ended December 31,
	2022		2021
EXS21546	$3,303	£2,735	£3,128
Preclinical research projects	55,925	46,307	12,486
Total external research and development expense	59,228	49,042	15,614
Headcount related expenses	72,439	59,981	18,288
Laboratory consumables and equipment	9,850	8,156	3,053
Equipment	3,684	3,050	1,020
Software and data	9,532	7,893	3,399
Amortisation of acquired IP	5,569	4,611	1,877
Depreciation and Amortisation	2,656	2,199	800
Other	2,700	2,236	744
Reimbursements from joint arrangement partners	(10,028)	(8,303)	(748)
Total internal research and development expenses	96,402	79,823	28,433
Total research and development expenses	$155,630	£128,865	£44,047
Research and development expenses for the year ended December 31, 2022 were £128.9million, as compared to £44.0 million for the same period ended December 31, 2021. The increase in research and development expenses was in part due to the growth of our internal and co-owned portfolio, in addition to increased headcount and other costs associated with our continued technology investments. Amortisation of acquired IP represents a full year charge as opposed to the partial year amortisation from the date of acquisition reflected during the period ended December 31, 2021.
General and Administrative Expenses
General and administrative expenses for the year ended December 31, 2022 were £38.4 million, as compared to £25.8 million for the same period ended December 31, 2021. The increase in general and administrative expenses was primarily due to an increase in personnel costs associated with growth in average headcount from 175 during the period ended December 31, 2021 to 405 during the year ended December 31, 2022, in addition to additional costs incurred in relation to the operation of a listed company following the company’s IPO in October 2021.
Foreign Exchange Gains/(Losses)
Foreign exchange gains/(losses) for the year ended December 31, 2022 were a gain of £33.6 million, as compared to a gain of £0.9 million for the same period ended December 31, 2021. The gain over the year ended December 31, 2022 was primarily driven by the weakening of pounds sterling against U.S dollars over this period as a result of the significant USD denominated cash deposits held by the group throughout the period.
Loss on Forward Contracts
In April 2022 the Group entered into one specific set of foreign exchange transactions, whereby a commitment was made to exchange US dollars for a fixed number of pounds Sterling at future dates between one and three months from the trade dates based on the estimated future cashflow needs of the Group. All of the transactions were settled within the quarter ended June 30, 2022 for a cumulative loss of £11.3 million. No such transactions were entered into subsequent to this date, and the group does not use derivative financial instruments for speculative purposes.

Other Income
Other income for the year ended December 31, 2022 was £5.7 million, as compared to £3.8 million for the same period ended December 31, 2021. The increase in other income was primarily due to the UK RDEC tax credit which has increased as a result of increases in the underlying research and development expenditure upon which the claim is made.
Net Finance Income/(Expense)
Net finance income for the year ended December 31, 2022 was £5.3 million, as compared to £0.1 million of net expense during the same period ended December 31, 2021. The increase is primarily due to increased interest on bank deposits as a result of increasing interest rates throughout the period.
Share of Loss of Joint Ventures
Share of loss of joint ventures for the year ended December 31, 2022 were £0.7 million, as compared to £1.2 million during the period ended December 31, 2021.
Income Tax Benefit
Income tax benefit for the year ended December 31, 2022 was £21.9 million, as compared to £7.0 million for the same period ended December 31, 2021. Our income tax benefit balance largely consists of research and development tax credits which increased over the year due to an underlying increase in qualifying research and development expenditure.
Results of Operations
Comparison of the Years Ended December 31, 2021 and 2020
The following table summarises our Consolidated Statement of Comprehensive Loss for each period presented (in thousands):

	Year ended December 31,
	2021	2020
Revenue	£27,359	£9,672
Costs of sales	(17,112)	(14,226)
Gross (loss)/profit	10,247	(4,554)
Research and development expenses	(44,047)	(10,917)
General administrative expenses	(25,783)	(5,861)
Foreign exchange gains/(losses)	938	(3,062)
Other income	3,749	1,205
Operating loss	(54,896)	(23,189)
Finance income	26	110
Finance expenses	(169)	(89)
Share of loss of joint venture	(1,152)	(1,211)
Loss before taxation	(56,191)	(24,379)
Income tax benefit	6,960	2,096
Loss for the year	£(49,231)	£(22,283)

Revenue
The following table presents our revenue for the years indicated (in thousands).

	Year ended December 31,
	2021	2020
Service fees	£452	£786
Licensing fees- opt-in payments and milestones achieved	18,583	8,886
Licensing fees- upfront payments and research funding (including term extension payments)	8,324	—
Revenue	£27,359	£9,672
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
Costs of Sales
The following table presents our costs of sales for the years indicated (in thousands)

	Year ended December 31,
	2021	2020
External CRO costs	£15,294	£12,887
Internal labour and overheads	1,818	1,339
Total costs of sales	£17,112	£14,226
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
Research and Development Expenses

	Year ended December 31,
	2021	2020
EXS21546	£3,128	£1,196
Preclinical research projects	12,486	1,640
Total external research and development expense	15,614	2,836
Headcount related expenses	18,288	5,733
Laboratory consumables and equipment	3,053	1,075
Equipment	1,020	—
Software and data	3,399	981
Other	1,888	292
Total internal research and development expenses	27,648	8,081
Total research and development expenses	£43,262	£10,917

Research and development expenses for the year ended December 31, 2021 were £44.0 million, as compared to £10.9 million for the same period ended December 31, 2020. The increase in research and development expenses was in part due to the growth of our wholly and majority owned portfolio and our co-ownership portfolio, which has resulted in an increase of £12.8 million in external research and development expenditures including costs associated with our Phase 1a study for EXS21546 that commenced in December 2020. In addition, our research and development headcount costs have increased by £12.6 million to support our portfolio growth and continued technology investments. Associated laboratory, software and data costs have increased in line with the headcount growth.
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
B. Liquidity and Capital Resources
Sources of Liquidity
Since our inception, we have not generated any revenue from the commercialisation of drug candidates and we have financed our operations through sales of our ordinary and preferred shares in addition to research funding and milestone payments resulting from our collaboration partners. We had cash, cash equivalents and short term bank deposits of £505.8 million and £562.2 million as of December 31, 2022 and 2021, respectively.
As of December 31, 2022, we have raised an aggregate of £533.8 million through the sales of our preferred and ordinary shares net of transaction costs, including £351.3 million ($477.1 million) gross proceeds following the completion of our initial public offering and concurrent private placements.

During the year ended December 31, 2022 we received £91.9 million and during the years ended December 31, 2021 and 2020, we received £61.6 million and £6.6 million, respectively, from our collaboration partners.
The Group’s primary uses of capital are, and are expected to continue to be, research and development expenses, compensation and related personnel expenses, and other operating expenses, including facilities. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with the advancement of our drug candidates through the phases of clinical development.
The following table summarises the primary sources and uses of cash and short term bank deposits for each period presented (in thousands):

	Year ended December 31,
	2022	2022	2021	2020
Net cash flows used in operating activities	$(73,084)	£(60,515)	£(6,703)	£(21,433)
Net cash flows used in investing activities	(148,162)	(122,681)	(26,566)	(3,745)
Net cash flows (used in)/from financing activities	(4,828)	(3,998)	532,949	56,311
Net (decrease)/increase in cash and cash equivalents	$(226,074)	£(187,194)	£499,680	£31,133

Increase in short term bank deposits	122,260	101,234	—	—
Exchange gain/(loss) on cash and cash equivalents	35,745	29,598	(91)	(3)
Net (decrease)/increase in cash, cash equivalents and short term bank deposits including foreign exchange gains/(losses) on cash and cash equivalents	$(68,069)	£(56,362)	£499,589	£31,130
Operational Activities
Net cash outflows from operating activities totalled £60.5 million for the year ended December 31, 2022 compared to £6.7 million of net cash used for the year ended December 31, 2021. This was primarily due to an primarily as a result of increased research and development expenditure offset by cash inflows from collaborations.
Cash inflows from collaborations during the year ended December 31, 2022 included £74.2 million ($100.0 million) from Sanofi relating to the collaboration initiated with that counterparty on January 4, 2022, and £11.4 million ($15.0 million) from BMS, comprising a $10.0 million upfront payment relating to the fifth target in our second collaboration with that counterparty and a $5.0 million payment relating to the extension of the Group’s first collaboration with BMS.
We expect that our cash inflows will continue to be highly variable from period to period, primarily due to the structure of our collaboration agreements. These agreements generally include payments to us at inception of the contract and also upon the achievement of milestones, the timing and achievement of which are highly uncertain and difficult to predict.
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

Investing Activities
Net cash used in investing activities for the year ended December 31, 2022 was £122.7 million, as compared to net cash used of £26.6 million for the year ended December 31, 2021. The majority of the current period investing cash outflow relates to the investment of £100.0 million into a 12 month fixed term bank deposit on June 21, 2022 as well as the purchase of property, plant and equipment.
Net cash used in investing activities for the year ended December 31, 2021 primarily related to the cash consideration for the acquisition of Allcyte, totalling £19.9 million, which was completed on August 18, 2021.
Net cash used in investing activities for the year ended December 31, 2020 was £3.8 million primarily related to capital expenditure on property, plant and equipment.
Financing Activities
Net cash provided by financing activities for the year ended December 31, 2022 was £4.0 million, as compared to net cash provided of £533.0 million for the same period ended December 31, 2021. The majority of the current period financing cash outflow relates to £2.3 million paid in settlement of employee tax liabilities as part of the net settlement of share based payment award exercises. The prior year cash provided reflects the closing of our initial public offering and concurrent private placements in October 2021, as well as our March and April 2021 private financings.
Net cash used in financing activities during the year ended December 31, 2020 totalled £56.3 million and included included £56.8 million of net funding received from the closing of the Series C preferred share financing during 2020.
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
C. Research and Development
For a discussion of our research and development activities, see “Item 4.B – Business Overview” and “Item 5.A – Operating Results.”
D. Trend Information
For a discussion of trends, see “Item 4.B – Business Overview,” “Item 5.A – Operating Results” and “Item 5.B – Liquidity and Capital Resources.”
E. Critical Accounting Policies and Significant Judgements and Estimates
Our consolidated financial statements for the years ended December 31, 2022 and 2021, respectively, have been prepared in accordance with IFRS as issued by IASB. The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the value of assets and liabilities — as well as contingent assets and liabilities — as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year. The estimates and associated assumptions are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Judgements and assumptions are primarily made in relation to revenue recognition to determine 1) the appropriate method of identifying the performance obligations under each agreement, 2) the appropriate allocation of revenue to the identified performance obligations, and 3) when variable consideration is considered highly probable to be achieved. Estimates and judgements are also made in relation to the estimated future costs to be incurred in the satisfaction of performance obligations delivered over time, whether the unavoidable future costs of meeting the obligations under customer contracts exceed the economic benefits to be received, the valuation of share-based payments, the incremental borrowing rate for leases, lease terms with reference to exercising break clauses, buy-back rights on the Gates Foundation private placement, the fair value of the Group's investment in GTA, the impairment of goodwill and intangible assets, and the recoverability of the Group's deferred tax assets. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.
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
No variable consideration was included as at December 31, 2022, 2021 and 2020.
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
Revenue from potential milestones or royalties are typically not recognised at the initiation of a contract. Upfront payments that include performance obligations are recognised as those obligations are delivered. In addition no profit is recognised as costs are incurred until such a time as costs and time to programme completion can be reasonably estimated. As a result of this, until total costs and time to completion can be reliably estimated, a gross loss may be recognised on individual customer contracts despite the expectation that the relevant contract will be profitable overall.
For obligations in which revenue is recognised at a point in time, that point in time is the date at which the title of the goods is transferred to the customer.
Contract liabilities consist of billings or payments received in advance of revenue recognition. Contract assets consist of revenue recognised in advance of billings or payments.
Loss-making contracts
For collaborations that meet the criteria under IFRS 15, management judgement is required to determine whether the estimated unavoidable costs of meeting the obligations under each collaboration arrangement exceed the economic benefits expected to be received under it. Where such costs are in excess of our best estimate of future revenues to be generated from the arrangement a provision is recorded in accordance with IAS 37. Management have assessed that no provision for future operating losses is required as at December 31, 2022.

Share-based compensation
The Group operates equity-settled share-based compensation plans whereby certain employees of the Group are granted equity awards in the Company in the form of share options, restricted share units (“RSUs”), performance options and performance share units.
The fair value of awards granted is recognised as an expense within profit or loss with a corresponding increase in equity. The fair value of the award is measured at the grant date and is spread over the period during which the respective employee becomes unconditionally entitled to the award. The fair value of share options and those performance option and PSU awards not containing market-based performance conditions are valued using a Black-Scholes model, whilst performance options and PSUs containing market-based conditions are valued using a Monte-Carlo model. The fair value of RSUs is based on the market value of the underlying shares at the award grant date.
At each statement of financial position date, the Group revises its estimate of the number of awards that are expected to become exercisable based on forfeiture rates, and with the exception of changes in the estimated probability of achieving market-based performance conditions, adjustments are made such that at the end of the vesting period the cumulative charge is based on the number of awards that eventually vest.
Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also recognised in profit or loss over the remaining vesting period. There were no modifications to the terms and conditions of options during the current or previous financial period.
When a share based payment award is exercised an intra-equity movement is recorded to transfer the cumulative charge recorded within the share-based payment reserve for those awards to retained earnings.
Prior to the Group's IPO in October 2021 a significant estimate was present in relation to determining the market value of the underlying shares at the award grant date. In 2022 the level of estimation uncertainty relating to establishing the fair value of equity awards with no associated performance conditions is considered to be low due to the presence of an external share price at the date of grant. Estimation is present however in relation to establishing the probability that the related market-based performance conditions will be achieved, and this estimation is deemed to have a significant impact on the fair value of the performance awards at the grant date.
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
In applying IFRS 16 ‘Leases’, management has applied judgement in respect of the lease term in order to determine whether the Group is reasonably certain to exercise extension options or invoke break clauses included in the lease contracts. For all of the Group's leased properties management have determined that it is not reasonably certain that extension options will be exercised and/or break clauses not utilised as at

December 31, 2022 and as such the lease term in each instance has been set with reference to the break clause date rather than the lease end date.
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
Management has made a judgement about the availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilised. At December 31, 2022 and 2021, the board of directors decided not to recognise a deferred tax asset of £43.0 million and £32.4 million, respectively, relating to losses, share-based payment charges and other temporary differences due to the uncertainty involved in determining the future profitability of our company.
Gates Foundation private placement buy-back rights
Under the terms of the Company’s private placement with the Gates Foundation, the latter has the right to sell, or require the Group to buy-back any shareholdings in the Group held by the Gates Foundation at the higher of the public offering price and the market value of the shares if the Group is in breech of certain terms within the agreement. This right constitutes a derivative financial liability for the Company which is recognised at fair value through profit and loss. The Group has assessed the likelihood of a default occurring as very low as at December 31, 2022, and as such the fair value of this liability has been estimated as nil at the balance sheet date.
Fair value of the Group’s investment in GTA
Equity instruments constitute any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments such as preference shares issued by the Group are recognised at the proceeds received, net of direct issue costs. All preference shares in issue throughout 2021 were convertible into ordinary shares under certain conditions and bore no fixed or cumulative dividend. As such these shares were deemed to be equity in nature.
Following the achievement of a development milestone relating to the Group’s revenue contract with GTA on March 31, 2021, the Group became entitled to receive a number of ordinary shares and preference shares in this company as non-cash revenue consideration. These shares represent unlisted equity securities and the Group have taken the election provided within IFRS9 to recognize fair value gains and losses within Other Comprehensive Income (FVOCI).
GTA is an unlisted early-stage business, with projects in the discovery and development stages of drug development which are pre-revenue generation. As such the key source of estimation uncertainty is the value per share of these unlisted equity securities. The shares in question are very illiquid, and the primary valuation input is cost or the price of recent investment where third party share acquisition transactions have taken place adjusted to reflect other factors as appropriate.
Internal Control Over Financial Reporting
In connection with the preparation of our financial statements for the year ended December 31, 2021, our management identified the following material weaknesses in our internal control over financing reporting, which material weaknesses were determined not to have been remediated as of December 31, 2022:
a.We have not maintained effective process and controls throughout the period, including with respect to consistent review procedures within our financial statement close process to appropriately analyse, record and disclose accounting matters timely and accurately while maintaining appropriate segregation of duties.
b.We did not implement and maintain effective information technology general controls for information systems that are significant to the preparation of our financial statements, including controls to verify that conflicting duties were appropriately segregated within such systems in addition to controls over change management and programme development.
As a result of the material weaknesses described above, our management has concluded that our internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2022.
Management's Plan for Remediation of Current Material Weaknesses
With the oversight of senior management and our audit committee, we continue to evaluate our internal control over financial reporting and are taking several remedial actions to further address the material weaknesses that has been identified, including:
a.We are in the process of implementing and operating the designed information technology general controls, including controls over the maintenance of appropriate segregation of duties,
b.We have engaged an external professional advisor with sufficient technical accounting expertise to assist us in the implementation and evaluation of internal controls over financial reporting, including the implementation and documentation of formal processes and controls to address the components of the COSO framework, which included formal accounting policies and procedures, maintaining evidence of control operation and segregating duties amongst accounting personnel,
c.We engaged an external professional advisor with sufficient technical accounting expertise to assist us in finalizing the design of our financial control environment, including information technology general controls and controls over the maintenance of appropriate segregation of duties; and
d.We have grown our accounting and finance headcount from six at December 31, 2021 to ten at March 23, 2023, and we will enhance training of our personnel and clearly communicate control responsibilities.
Notwithstanding such material weaknesses, our management has concluded that the financial statements included elsewhere in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.
If we fail to fully remediate the material weaknesses or fail to maintain effective internal controls in the future, it could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial information or cause our stock price to decline. Our independent registered public accounting firm has not assessed the effectiveness of our internal control over financial reporting, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected.
For additional information regarding our internal control over financial reporting, see "Item 15 — Controls and Procedures."

Recently Issued and Adopted Accounting Pronouncements
For information on the standards applied for the first time as of January 1, 2022 and 2021, please refer to our consolidated financial statements as of December 31, 2022 included elsewhere in this annual report.

    Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
The following table sets forth information regarding our executive officers and directors, including their ages as of March 1, 2023.

Name	Age	Position(s)
Executive Officers:
Andrew L. Hopkins, DPhil	51	Founder, Chief Executive Officer and Director
Ben Taylor	45	Chief Financial and Strategy Officer and Director
David Hallett, Ph.D.	53	Chief Scientific Officer
Garry Pairaudeau, Ph.D.	57	Chief Technology Officer
Michael Krams Ph.D	62	Chief Quantitative Medical Officer
Non-Executive Directors:
David Nicholson, Ph.D.(1)(2)(3)	68	Chairman of the Board of Directors
Elizabeth Crain(1)(2)(3)	58	Director
Robert Ghenchev	39	Director
Mario Polywka, DPhil(1)(2)(3)	60	Director
________
(1)Member of the audit committee
(2)Member of the remuneration committee
(3)Member of the nomination and corporate governance committee
Executive Officers
Professor Andrew L. Hopkins, DPhil LLD FRSE FRSC FRSB FLSW, founded Exscientia and has acted as Chief Executive Officer and served on our board of directors since our inception in 2012. Prior to founding Exscientia, Professor Hopkins spent near 10 years at Pfizer Inc., from 1998 to 2007, and five years in academia. He is also an Honorary Professor at the School of Life Sciences, University of Dundee, where he previously held the Chair of Medicinal Informatics from 2007 to 2020 and was the SULSA Research Professor of Translational Biology from 2007 to 2020. He was also the Director of Scottish Universities Life Sciences Alliance (SULSA) from 2011 to 2016. Professor Hopkins holds a First Class B.Sc (Hons) from the University of Manchester, conducted his graduate research at Wadham College, Oxford, University of Oxford and earned his Doctor of Philosophy degree in Molecular Biophysics from University of Oxford (D.Phil. (Oxon)). Professor Hopkins was also awarded a Doctor of Laws (LL.D. honoris causa) from University of Dundee. In 2022, Professor Hopkins led the team that was awarded the Prix Galien for the Best Digital Health Solution (USA). We believe his extensive experience in the healthcare industry and being a founder of our company qualifies him to serve on our board of directors.
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
David Hallett, Ph.D., has served as our Chief Scientific Officer since February 2023 and before that was our Chief Operations Officer since January 2020. Dr. Hallett has more than two decades of experience in drug discovery and alliance management. Prior to joining Exscientia, Dr. Hallett served as Executive Vice President of Chemistry and Executive Vice President of Alliance Management at Evotec from September 2005 to December 2019. Dr. Hallett trained as a medicinal chemist and served as a Research Fellow at Merck & Co., Inc. He holds a B.A. from the University of Cambridge in Natural Sciences, a Ph.D. from the University of Manchester in Synthetic Organic Chemistry and was a post-doctoral fellow in Synthetic Organic Chemistry at the University of Texas Austin.
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
Michael Krams, M.D., has served as our Chief Quantitative Medical Officer since April 2022. Dr. Krams has more than 30 years of experience in the Clinical leadership space. Prior to joining Exscientia, Dr. Krams served as Global Head of Quantitative Sciences at The Janssen Pharmaceutical Companies of Johnson & Johnson from April 2013 to February 2022. Dr. Krams trained as a M.D. in Internal Medicine and Neurology and holds a Dr.med from the University of Munich. His postgraduate research focused on functional brain imaging, where he worked at the Wellcome Department of Cognitive Neurology in London, UK.
Non-Executive Directors
David Nicholson, Ph.D., has served on our board of directors since October 2020. Dr. Nicholson joined Exscientia having held senior US-based leadership roles in the pharmaceutical industry, most recently as Executive Vice President and Chief R&D Officer at Allergan plc. Dr. Nicholson joined Allergan plc (then known as Actavis plc) as Senior Vice President, Global Brands R&D in August 2014. Previously, he served as Chief Technology Officer and EVP, R&D for Bayer Crop Science from March 2012 to August 2014; Vice President of Licensing and Knowledge Management at Merck & Co., Inc. from 2009 to December 2011; and Senior Vice President, responsible for Global Project Management and Drug Safety at Schering-Plough Corporation from 2007 to 2009. From 1988 to 2007, Dr. Nicholson held various leadership positions at Organon International, where he most recently served as Executive Vice President, Research & Development and was a member of the company’s Executive Management Committee. Dr. Nicholson also serves on the board of directors of Actinium Pharmaceuticals Inc. and Wild Biosciences. He received a B.Sc. from the University of Manchester and his Ph.D. from the University of Wales. We believe his extensive experience in the healthcare industry qualifies him to serve on our board of directors.
Elizabeth Crain has served on our board of directors since February 2021. Ms. Crain is a co-founder of Moelis & Company and has served as its Chief Operating Officer since 2007, where she leads the firm’s global strategy, infrastructure and business management functions. Ms. Crain has been in the investment banking and private equity industries for over 30 years as a banker, principal and operations executive. Prior to founding Moelis & Company, Ms. Crain worked at UBS Group AG, or UBS, from 2001 to 2007, where she was most recently a Managing Director in the UBS Investment Bank Office of the CEO and

President, Manager of the Investment Bank Client Committee, a member of the Investment Bank Board, and previously Chief Operating Officer and Chief Administrative Officer of the UBS Investment Banking Department Americas franchise. Before joining UBS, Ms. Crain was in the private equity industry from 1997 to 2001. She began her career in investment banking in 1988 at Merrill Lynch. Ms. Crain serves on the Graduate Executive Board of The Wharton School and the Board of Trustees of The Windward School. Ms. Crain holds a B.S. from Arizona State University and an M.B.A. from the Wharton School at the University of Pennsylvania. We believe that Ms. Crain’s experience in finance and business development qualifies her to serve on our board of directors.
Mario Polywka, DPhil, has served on our board of directors since September 2017 and on our Audit, Remuneration and Nominations Committees since June 2021. Dr. Polywka was Chief Operating Officer of Evotec SE before retiring in 2018 and has been a member of the supervisory board of Evotec SE since June 2019. Dr. Polywka also currently serves on the boards of C4X Discovery Holdings plc, Blacksmith Medicines Inc. (which merged with Forge Therapeutics Inc. in 2022), and Orbit Discovery Limited. Dr. Polywka has previously served on the boards of Nanotether Discovery Services Limited from 2015 to 2016, Pharminox Ltd. from 2003 to 2018, and Glycoform Ltd. from 2004 to 2010. Dr. Polywka was a Founding Chemist of Oxford Asymmetry International (OAI) in 1991, became Director of Chemistry in 1993 and became a member of the Board of Directors in 1996. In 1999 he was appointed Chief Operating Officer and in 2000 Chief Executive Officer of OAI plc. From 1989 to 1991 he worked as Senior Chemist at Oxford Chirality Ltd., the predecessor to OAI. Dr Polywka received a doctorate from the University of Oxford in Mechanistic Organometallic Chemistry under Professor Steve Davies and continued at Oxford with post-doctoral studies on the Biosynthesis of Penicillins under Professor Sir Jack Baldwin. Dr. Polywka is a Fellow of the Royal Society of Chemistry. We believe Dr. Polywka’s breadth of experience in managing growth, operations and business development in the biopharma and life sciences industries qualifies him to serve on our board of directors.
Robert Ghenchev has served on our board of directors since May 2020. Mr. Ghenchev has been employed by Novo Holdings since January 2018 (and since August 2019, by its wholly owned subsidiary, Novo Holdings Equity US Inc., which provides certain consulting services to Novo Holdings). He is currently employed as a Managing Partner, with responsibility over growth equity investments. Before joining Novo Holdings, Mr. Ghenchev was a Senior Vice President at Moelis & Company in London from April 2010 to January 2018, where he focused on mergers and acquisitions within the healthcare industry. Prior to Moelis, Mr. Ghenchev was part of the UK Mergers & Acquisitions team at Deutsche Bank in London from June 2007 to April 2010. Mr. Ghenchev also currently serves on the boards of Tempus Labs, Inc., Oxford Biomedica plc, Mission Bio, Inc., Quanta Dialysis Technologies Inc. and MightyOwl, Inc. Mr. Ghenchev holds a J.Hons. B.A. degree in Finance and Economics from McGill University and a M.Sc. degree in Financial Economics from the University of Oxford. We believe that Mr. Ghenchev’s experience in finance and business development qualifies him to serve on our board of directors.

Board Diversity Matrix (as of December 31, 2022)

Country of Principal Executive Offices:				United Kingdom
Foreign Private Issuer:				Yes
Disclosure Prohibited under Home Country Law:				No
Total Number of Directors:				6

Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction				0
LGBTQ+				0
Did Not Disclose Demographic Background				6
Family Arrangements and Selection Arrangements
There are no family relationships among any of our executive officers or directors.
B. Compensation
Compensation of Executive Officers and Directors
For the year ended December 31, 2022, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was £1,112,656. Of that aggregate amount, £189,213 was related to compensation paid to the non-executive members of our board of directors. In 2022, our highest paid director was Dr. Andrew Hopkins, our Chief Executive Officer, who received compensation of £542,895 for all services he provided to us.
We maintain performance-based bonus arrangements with specific executives pursuant to the terms of their service agreements (or otherwise pursuant to our discretionary annual bonus arrangements). The compensation amounts above include bonus amounts in respect of the year ended December 31, 2022 payable to members of our board of directors and our executive officers of £178,554, of which £116,956 relates to bonus amounts owing to our Chief Executive Officer. We do not set aside or accrue any amounts to provide pension, retirement or similar benefits to members of our board of directors or executive officers, although we made defined contribution pension contributions on behalf of our directors or executive officers in an aggregate amount of £2,642 during the year ended December 31, 2022, which amount is included in the foregoing aggregate compensation figure.

Name	Salary	Benefits	Pension (401(k))	Total Fixed Remuneration	Annual Bonus	Share Based Awards(1)	Total Remuneration
	£	£	£	£	£	£	£
Executive Officers
Andrew Hopkins(2)	422,981	1,637	1,321	425,939	116,956	3,673,595	4,216,490
Ben Taylor(3)	315,961	1,668	1,321	318,950	61,598	1,558,799	1,939,347
Non-Executive Directors
Mario Polywka	48,255	—	—	48,255	—	106,340	154,595
Elizabeth Crain	57,837	—	—	57,837	—	259,699	317,536
David Nicholson	83,121	—	—	83,121	—	122,701	205,822
Robert Ghenchev(4)	—	—	—	—	—	—	—
Joanne Xu(4) (5)	—	—	—	—	—	—	—
________
(1)Represents the charge for the period recorded within the Consolidated Statement of Profit and Loss as determined in accordance with IFRS2 'Share-based payment'. See note 31 to our audited financial statements included elsewhere in this document for a discussion of the assumptions made by us in determining the fair value per award.
(2)Includes a performance-based cash bonus awarded to Dr. Hopkins in connection with the achievement of 2022 annual performance milestones (paid in 2023) pursuant to the terms of his amended and restated employment agreement. Dr. Hopkins was assigned a target bonus expressed as a percentage of his base salary, and the percentage for Dr. Hopkins for 2022 was 50%. For 2022, the board of directors determined to award Dr. Hopkins an annual bonus of $141,247.76 (reflecting an achievement level of 55% of target as well as a winter bonus payment for all eligible employees) as reflected in the “Annual Bonus” column of the table above.
(3)Includes a performance-based cash bonus awarded to Mr. Taylor in connection with the achievement of 2022 annual performance milestones (paid in 2023) pursuant to the terms of his amended and restated employment agreement. Mr. Taylor was assigned a target bonus expressed as a percentage of his base salary, and the percentage for Mr. Taylor was 35% for the 2022 fiscal year. For 2022, the board of directors determined to award Mr. Taylor an annual bonus of $74,391.90 (reflecting an achievement level of 55% of target as well as a winter bonus payment for all eligible employees), as reflected in the “Annual Bonus” column of the table above.
(4)Robert Ghenchev and Joanne Xu were nominated to our board of directors by Novo Holdings A/S and Softbank, respectively, pursuant to our Series D1 Shareholders’Agreement, which granted a right to each of Novo Holdings A/S and Softbank to appoint an individual to our board. Both directors elected to forgo remuneration in respect of their services as non-executive directors.
(5)Joanne Xu resigned as a director on May 18, 2022.

Executive Officer Employment Arrangements and Director Service Agreements
The compensation for each member of our executive officers comprises the following elements: base salary, annual performance bonus, personal benefits (including healthcare and insurances and assistance with relocation, immigration and tax matters) pension or 401(k) plan and equity incentives. These equity incentives include participation in certain of the Legacy Plan and will include participation in the 2021 EIP. We entered into new service agreements with our executive officers and director service agreements with our executive directors, Andrew Hopkins and Ben Taylor in connection with our October 2021 initial public offering (IPO).
Executive Director Employment Agreements
Andrew Hopkins
Exscientia AI Limited entered into an amended and restated employment agreement with Dr. Andrew Hopkins at IPO, which governs the terms of his employment. Pursuant to this agreement and subsequent remuneration committee review, for 2023 Dr. Hopkins is entitled to a gross annual base salary of £433,260, and is eligible to receive an annual performance bonus with a target amount of 60% of his annual base salary, as determined by our board of directors or the remuneration committee thereof.
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
Ben Taylor
Exscientia AI Limited entered into an amended and restated employment agreement with Ben Taylor at IPO, which governs the terms of his employment. Pursuant to this agreement and subsequent remuneration committee review, for 2023 Mr. Taylor is entitled to a gross annual base salary of £323,640 and is eligible to receive an annual performance bonus with a target amount of 45% of his annual base salary, as determined by our board of directors or the remuneration committee thereof.
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
Cash Compensation
Under this policy, we will pay each of our non-executive directors a cash retainer for service on our board of directors and committees of our board of directors. The annual cash compensation amount set forth below is payable to eligible directors under the policy in equal quarterly instalments, payable in arrears on the last day of each fiscal quarter in which the service occurred.
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
Expenses
We will also reimburse our directors for their reasonable out-of-pocket expenses in connection with attending board and committee meetings.

Outstanding Equity Awards, Grants and Option Exercises

Name	Ordinary Share Underlying Option Award	RSU Award	Exercise Price	Grant Date	Expiry date
Executive Officers
Andrew L. Hopkins, DPhil (2) (8) (9)	750,000		£0.03	3 April 2021	2 April 2031
	146,284		£—	1 April 2022	31 March 2032
	585,136		£—	1 April 2022	31 March 2032
Ben Taylor(1)(2)(3) (8) (9)	375,000		£0.02	27 November 2020	26 November 2030
	120,000		£0.03	3 April 2021	2 April 2031
	105,000		£0.08	1 July 2021	1 July 2031
		59,428	£—	1 April 2022	31 March 2032
		146,284	£—	1 April 2022	31 March 2032
David Hallett, Ph.D.(2)(4) (8) (9)	375,000		£0.02	22 May 2020	21 May 2030
	120,000		£0.03	3 April 2021	2 April 2031
	73,142		£—	1 April 2022	31 March 2032
	146,284		£—	1 April 2022	31 March 2032
Garry Pairaudeau, Ph.D.(2)(3) (8) (9)	300,000		£0.02	27 November 2020	26 November 2030
	120,000		£0.03	3 April 2021	2 April 2031
	73,142		£—	1 April 2022	31 March 2032
	146,284		£—	1 April 2022	31 March 2032
Michael Krams M.D.(10)		138,888	£—	18 May 2022	17 May 2032
Non-Executive Directors
David Nicholson, Ph.D.(1) (7)		9,398	£—	18 May 2022	17 May 2032
	9,398		£8.11	18 May 2022	17 May 2032
Elizabeth Crain(1) (7)		50,100	£—	1 July 2021	1 July 2028
		9,398	£—	18 May 2022	17 May 2032
	9,398		£8.11	18 May 2022	17 May 2032
Robert Ghenchev(4)	-		-	-
Mario Polywka, DPhil (5) (6) (7)	3,900		£0.02	18 October 2019	17 October 2029
	75,000		£0.02	15 June 2020	14 June 2030
		9,398	£—	18 May 2022	17 May 2032
	9,398		£8.11	18 May 2022	17 May 2032
Joanne Xu(4) (5)	-		-	-	-
_____
Notes to the equity awards table
(1)Awards granted on July 1, 2021 vest over a four- year period from the start date of the grant. Twenty-five percent of the shares subject to the July 1, 2021 award vest on the first anniversary of the vesting commencement date, and the remaining shares vest in quarterly instalments thereafter, subject to the officer’s continued service through each vesting date.

(2)Options granted on April 3, 2021 vest over a four- year period from the start date of the grant. Twenty-five percent of the shares subject to the April 3, 2021 award vest on the first anniversary of the vesting commencement date, and the remaining shares vest in quarterly instalments thereafter, subject to the officer’s continued service through each vesting date.
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
(5)Options granted to Mario Polywka on June 15, 2020 vest over a three year period. Thirty-seven point five percent of the shares subject to the June 15, 2020 award vested on May 22 2021, with an additional 37.5% the year after, with the final 25.0% vesting on May 22, 2023, subject to the individual's continued service through each vesting date.
(6)Options granted to Mario Polywka l on October 18, 2019 vest over a three year period. A third of the shares subject to the October 18, 2019 award vested on May, 28 2020 with the remaining shares vesting in equal instalments each year thereafter until May 28, 2022, subject to the individual's continued service through each vesting date
(7)Options granted on May 18, 2022 vest at the earlier of either the one year anniversary of the grant or the next AGM subject to the individual's continued service through such vesting date.
(8)Time based awards granted on April 1, 2022 vest as to 1/16th of the total number of shares subject to the option on a quarterly basis, with the first such instalment vesting on July 1, 2022, subject to the individual's continued service through each vesting date.
(9)Options vest over a three year period subject to time and performance conditions being met as follows:
a.Tranche 1 (50% of the shares under award): Twenty-five percent of the shares vest as to time on April 1, 2023, 25.0% vest as to time on April 1, 2024 and 50% vest as to time on April 1, 2025, subject to the holder’s continued service through each vesting date and to the extent that the applicable average share price performance targets are met.
b.Tranche 2 (25% of the shares under award): All of the shares vest as to time on April 1, 2025, subject to the holder’s continued service through such date and to the extent that the applicable total shareholder return targets are met.
c.Tranche 3 (25% of the shares under award): All of the shares vest as to time on April 1, 2025, subject to the holder’s continued service through such date and to the extent that the applicable total shareholder return targets are met.
(10) Awards granted on May 18, 2022 vest over a four-year period from the start date of the grant. Twenty-five percent of the shares subject to the award vest on the first scheduled vesting date following the anniversary of employment, and the remaining shares vest in quarterly instalments thereafter, subject to the officer’s continued service through each vesting date.

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
2021 Equity Incentive Plan
The 2021 EIP was originally adopted by our board of directors on August 11, 2021 and allows for the grant of equity-based incentive awards to our employees and directors, including directors who are also our employees. The material terms of the 2021 EIP are summarised below.
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
Shares available for awards
The maximum number of ordinary shares, or the Share Reserve, that was reserved for issuance under our 2021 EIP and approved by our shareholders on 15 September 2021, or the Share Reserve, was 10,479,300 ordinary shares. No more than 20,126,700 ordinary shares may be issued under the 2021 EIP upon the exercise of incentive share options. In addition, the number of ordinary shares reserved for issuance under our 2021 EIP will automatically increase on January 1 of each year, commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to 5% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser (but not greater) number of ordinary shares. As a result of the evergreen increases to date, the Share Reserve as at December 31, 2022 was 12,048,241. Ordinary shares issued under the 2021 EIP may be new shares, shares purchased on the open market or treasury shares.
If an award under the 2021 EIP expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2021 EIP.
If an option granted under the Legacy Plans prior to its effective date expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited on or after its effective date, any unused shares subject to the option will, as applicable, become available for new grants under the 2021 EIP and shall be added to the Share Reserve, up to a maximum of 9,647,400 ordinary shares. As at December 31, 2022, a total of 345,413 ordinary shares had been added to the Share Reserve as a result.
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
C. Board Practices
Composition of our Board of Directors
Our board of directors is composed of six members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that David Nicholson, Elizabeth Crain, Robert Ghenchev and Mario Polywka, each of whom serve on our board of directors, do not have a relationship that would interfere with the exercise of independent judgement in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.
In accordance with our articles of association, one-third of our directors will retire from office at each annual general meeting of shareholders. See “Item 10.B – Additional Information – Memorandum and Articles of Association — Appointment of Directors, Classification and Reappointment of Directors.” At each annual general meeting, the directors whose terms expire will retire and are eligible for re-appointment by ordinary resolution at such annual general meeting. At each annual general meeting, the successors to directors whose terms then expire or the directors who have been re-appointed will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:
•Class I consists of Robert Ghenchev, whose term will expire at our annual general meeting held in 2025;
•Class II consists of David Nicholson, Mario Polywka and Elizabeth Crain whose terms will expire at our annual general meeting held in 2023; and
•Class III consists of Andrew Hopkins and Ben Taylor, whose terms will expire at our annual general meeting held in 2024.
Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.
Committees of our Board of Directors
Our board of directors has three standing committees: an audit committee, a remuneration committee and a nomination and corporate governance committee. The board has adopted a written charter for each of the committees that is available to securityholders on our website at https://investors.exscientia.ai/corporate-governance/governance-documents.

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
D. Employees
As of December 31, 2022, we had 481 employees as 2022 was a period of continuing to scale rapidly across all of our teams. Our people are highly educated and experienced, with more than 75% holding a Masters or higher qualification as of December 31, 2022, and more than 52% holding a PhD/DPhil or M.D. None of our employees outside of Austria are represented by labour unions or covered by collective bargaining agreements. In Austria, we are subject to a government-mandated collective bargaining agreement, which sets minimum wage expectations and grants employees additional benefits beyond those required by the local labour code. We consider our relationship with our employees to be good.

	At December 31,
Function	2020	2021	2022
Administrative	14	37	75
Research and development	77	248	406
Total	91	285	481
Geography
United Kingdom	89	242	379
European Union	0	29	69
United States	1	13	32
Japan	1	1	1

E. Share Ownership
For information regarding the share ownership of our directors and executive officers, see “Item 6.B – Compensation” and “Item 7.A – Major Shareholders.”

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2023 for:
•each beneficial owner of 5% or more of our outstanding ordinary shares;
•each of our directors and executive officers; and
•all of our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of March 1, 2023. Percentage ownership calculations are based on 123,334,891 ordinary shares outstanding as of March 1, 2023.
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

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percentage Beneficially Owned
5% or Greater Shareholders:
Softbank Group Corp.(1)	18,977,218	15.4%
Evotec SE(2)	14,035,200	11.4%
Novo Holdings A/S(3)	13,086,600	10.6%
Executive Officers and Directors
Andrew Hopkins, DPhil, FRSE, FRSC(4)	19,536,651	15.8%
Ben Taylor(5)	322,186	*
David Hallett, Ph.D(6)	453,286	*
Garry Pairaudeau, Ph.D(7)	230,786	*
Mike Krams, M.D.	0	*
David Nicholson, Ph.D(8)	150,000	*
Elizabeth Crain(9)	61,100	*
Robert Ghenchev	0	*
Mario Polywka, Ph.D(10)	101,700	*
All current directors and officers as a group (9 persons)	20,855,709	16.9%
*    Represents beneficial ownership of less than 1%.
(1)Information is based on a Schedule 13D filed with the SEC by SVF II Excel (DE) LLC (the “Investor”) on October 15, 2021. The Investor holds 18,977,218 ordinary shares. The sole member of the Investor is SVF II Investment Holdings (Subco) LLC (“SVF II Subco”). SVF II Subco has delegated investment discretion with regard to the securities held of record by the Investor to SB Global Advisors Limited (“SBGA”). The sole shareholder of SBGA is SoftBank Corp. SoftBank Corp. is controlled by its board of directors, which consists of

Masayoshi Son, Yoshimitsu Goto, Ken Miyauchi, Kentaro Kawabe, Masami Iijima, Yutaka Matsuo, Lip-Bu Tan, Keiko Erikawa, and Kenneth A. Siegel. Each of the aforementioned entities and individuals disclaims beneficial ownership of the securities held of record by the Investor. Ms. Xu is not deemed to hold any beneficiary ownership or reportable pecuniary interest in the shares held by Softbank Group Corp.
(2)Consists of 14,035,200 ordinary shares held by Evotec SE. The beneficial owner of the shares is Evotec SE. The address of Evotec SE is Essener Bogen 7, 22419 Hamburg, Germany.
(3)Information is based on a Schedule 13G filed with the SEC by Novo Holdings A/S on February 2, 2022. Novo Holdings A/S holds 13,086,600 ordinary shares. Novo Holdings A/S has the sole power to vote and dispose of the shares, and no individual or other entity is deemed to hold any beneficial ownership in the shares. Robert Ghenchev is employed as a Senior Partner at Novo Holdings Equity US Inc., which provides certain consultancy services to Novo Holdings A/S, and is a member of our board of directors. Mr. Ghenchev is not deemed to hold any beneficiary ownership or reportable pecuniary interest in the shares held by Novo Holdings A/S. The business address of Novo Holdings A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.
(4)Consists of (a) 16,526,300 ordinary shares held by Andrew Hopkins and an additional 411,751 ordinary shares issuable upon exercise of options that are exercisable by Dr. Hopkins within 60 days of March 1, 2023, (b) 498,600 ordinary shares held by his spouse, Iva Hopkins Navratilova, and (c) 2,100,000 ordinary shares held in trust by the Nia Hopkins Charitable Trust (the “Trust”). Dr. Hopkins is the sole trustee of the Trust and retains sole voting and dispositive power over the shares held by the Trust. Dr. Hopkins shares voting and dispositive power with respect to the shares held by his spouse.
(5)Consists of 24,214 ordinary shares as at March 1, 2023 and an additional 297,972 ordinary shares issuable upon vesting and settlement of RSUs or exercise of options that may vest and settle or become exercisable within 60 days of March 1, 2023.
(6)Consists of 453,286 ordinary shares issuable upon exercise of options that exercisable within 60 days of March 1, 2023.
(7)Consists of 228,286 ordinary shares issuable upon exercise of options that are exercisable within 60 days of March 1, 2023.
(8)Consists of 150,000 ordinary shares as at March 1, 2023
(9)Consists of 35,900 ordinary shares as at March 1, 2023 and an additional 25,200 ordinary shares issuable upon exercise of options that are exercisable within 60 days of March 1, 2023.
(10)Consists of 52,800 ordinary shares as at March 1, 2022 and an additional 48,900 ordinary shares issuable upon exercise of options that are exercisable within 60 days of March 1, 2023.
Significant Changes in Percentage Ownership
To our knowledge, other than as provided in the table above, our other filings with the SEC and this annual report, the significant changes in the percentage ownership held by our principal shareholders since January 1, 2019 are as a result of private financings conducted prior to our October 2021 initial public offering, and our initial public offering, in which we issued and sold 15,927,500 ADSs representing an equal number of ordinary shares, and concurrent private placements in which we sold 5,681,818 ordinary shares and 1,590,909 ordinary shares to SVF II Excel (DE) LLC, or Softbank, and the Bill & Melinda Gates Foundation, respectively.
Shareholders in the United States
As of December 31, 2022, to the best of our knowledge, 25,362,000, or 21%, of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held by 12 shareholders of record in the United States. The actual number of holders is greater than the number of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
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
Although joint development efforts under the Evotec Collaboration Agreement ceased as of April 2021, we plan to continue the development of Adenosine A2A antagonists (and bispecific A2A-“plus” antagonists) at our sole discretion. Our lead product candidate, EXS21546, is based on intellectual property developed under the Evotec Collaboration Agreement, and it entered its first Phase 1 clinical trial on December 16, 2020. We have received invoices from Evotec totalling £678,000, £235,000, and £nil in the years ended 2020, 2021 and 2022, respectively, in connection with this arrangement. For further details on the Evotec Collaboration Agreement, see the section titled “Item 10.C. – Material Contracts.”
We engaged Aptuit (Verona) SRL (an affiliate of Evotec) to carry out the preclinical toxicology and manufacturing work for EXS21546. We shared the costs of this arrangement equally with Evotec. In connection with this arrangement, we have received invoices from Evotec totalling £146,000, £1,038,000, and £1,133,000 in the years ended December 31, 2020 and 2021 and 2022, respectively.
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
We have engaged Evotec and its affiliates to provide services on several projects under this agreement, the most material of which is an engagement to provide CRO services to help us deliver candidate compounds under one of our collaboration agreements with Celgene Corporation and BMS which commenced in 2019 and 2021, respectively. In connection with these CRO services projects, we have received invoices totalling £12,843,000, £13,870,000, and £8,485,000 in the years ended 2020, 2021 and 2022, respectively. For all other projects provided under the Evotec Discovery Agreement, we have received invoices totalling £2,000, £130,000 and £273,000 in the years ended 2020, 2021 and 2022, respectively.

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
We have engaged Evotec to provide general services related to powder and solution compound transfer, reception, identification, inventory registration, quality analysis and control, storage, maintenance while in storage and shipment to our sites and partners. In connection with this arrangement, we have paid Evotec £231,000in the year ended December 31, 2022.
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
Registration Rights Agreement
In connection with the consummation of our initial public offering, we entered into a Registration Rights Agreement with certain of our existing shareholders, including our chief executive officer, Dr. Andrew Hopkins, and pursuant to which we have granted them customary registration rights for the resale of the common shares held by such shareholders.
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

Directed Share Program
At our request, Morgan Stanley & Co. LLC administered a directed share programme in connection with our initial public offering pursuant to which Ben Taylor purchased 10,500 of our ADSs at the initial public offering price and Elizabeth Crain purchased 12,000 of our ADSs at the initial public offering price. The underwriters received underwriting discounts and commissions in connection with such sales and they were otherwise on the same terms and conditions as other sales of ADSs in our initial public offering.
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
Dividend Distribution Policy
Since our incorporation, we have not declared or paid any dividends on our issued share capital. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares or ADSs. The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant. See the section titled “Item 3.D. – Risk Factors–Risks related ownership of our ADSs–We do not intend to pay dividends on our ADSs, so any returns will be limited to the value of our ordinary shares.”
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
B. Significant Changes
See “Item 4.B – Business Overview–Recent Developments.”

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
D. Selling Stockholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

Item 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
A copy of our Articles of Association is attached as Exhibit 1.1 to this annual report. The information called for by this Item is set forth in Exhibit 2.4 and Exhibit 2.5 to this annual report and is incorporated by reference into this annual report.
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
The Allcyte Acquisition Agreement contains customary representations, warranties and pre-closing covenants for a transaction of this kind, including warranties made by the founders of Allcyte regarding the company’s business. The transaction documents are governed by Austrian law and subject to the jurisdiction of the commercial court in the first district of Vienna, Austria. Following receipt on August 12, 2021 of the approval of the Austrian Ministry for Digitalisation and Economic Affairs (Bundesministerium für Digitalisierung und Wirtschaftsstandort), in accordance with the Austrian Investment Control Act (Investitionskontrollgesetz, Austrian Federal Gazette I 87/2020), the Share Acquisition was completed on August 18, 2021, and the Merger was completed on August 24, 2021 upon registration of the Merger by the competent commercial registry in Austria.
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
On May 30, 2022, the Group ended its pre-existing collaboration arrangement with Bayer AG. Upon termination all remaining performance obligations pertaining to the contract were deemed to be fully discharged, resulting in the recognition of revenues totalling £1,153,000 at that point.
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
On March 11, 2022, BMS extended its first collaboration arrangement with the Group by six months in order to generate additional data including the use of translational capabilities for key targets under the collaboration using the Group’s precision medicine platform, in relation to which the Group received a cash payment of $5,000,000 (£3,821,000).
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
Our lead product candidate, EXS21546, is based on intellectual property developed under the Evotec Collaboration Agreement, as amended, and entered its first Phase 1a clinical trial on December 16, 2020. In June 2022, we reported topline data from our first Phase 1 clinical trial and in November 2022, we announced the initiation of our Phase 1/2 clinical trial of EXS21546. To the extent we wish to outsource any of our activities under the programme to any entity other than an affiliate of ours, and Evotec or any of its affiliates has the capability to provide such activity, we are required to offer such activity to Evotec and Evotec must use commercially reasonable efforts to provide such activity at reasonable service fees to be negotiated in good faith.
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
Under the Evotec Collaboration Agreement, as amended, and a related agreement under which we engaged an Evotec affiliate to carry out the preclinical toxicology and manufacturing work for EXS21546, since January 1, 2018, we have been invoiced by Evotec and its affiliates an aggregate of £7.7 million as of December 31, 2022.
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
Sanofi Licence Collaboration and Licence Agreement
In January 2022, we entered into a Collaboration and Licence Agreement, with Sanofi, or the CLA, and in January 2023, we amended the Collaboration and Licence Agreement, with such as amended CLA referred to as the Amended CLA. Pursuant to the Amended CLA, we will use our artificial intelligence-driven, end-to-end integrated platform to discover and validate novel targets in the oncology and immunology therapeutic areas. We will collaborate with Sanofi to advance certain of these targets into small molecule inhibitor drug research projects and accelerate the identification of certain small molecule development candidates.
Sanofi made an upfront cash payment of $100 million to us on signing the CLA. Under the Amended CLA, Exscientia and Sanofi may initiate up to 15 novel small molecule programmes. Each programme, if successfully researched, developed and/or commercialised, will yield research, clinical development, regulatory, and commercial milestone payments of up to approximately $343 million including up to $193 million in the aggregate for certain specified research, development and regulatory milestones, and up to $150 million in the aggregate for certain specified commercial milestones. The Amended CLA could potentially provide us with up to approximately $5.2 billion in aggregate milestone payments across all 15 potential programmes.

In the case that a therapeutic product resulting from the research collaboration is commercialised, we will also be eligible to receive tiered royalties on net sales ranging from high-single-digits to mid-teens. We also have an option for clinical co-investment which, if exercised, would increase the tiered royalty rates to up to 21% on net sales of co-funded products.
The collaboration may utilise Exscientia’s AI-based capabilities and precision medicine platform from target identification through patient selection. Once a target is identified, Exscientia will be responsible for leading the design, translational and early preclinical studies to determine development candidates. Upon Sanofi’s selection of a compound as a development candidate, Sanofi will be solely responsible for the IND-enabling studies and clinical development, manufacturing and commercialisation of such development candidate at its own cost and expense. Under the Amended CLA, Sanofi has agreed to use commercially reasonable efforts to obtain regulatory approval for at least one qualifying small molecule product in at least one agreed upon major market.
The research component of the collaboration will be overseen by a joint steering committee comprised of an equal number of representatives from each of Exscientia and Sanofi. Exscientia and Sanofi may agree to utilise our precision medicine platform for patient enrichment in Sanofi’s non-small molecule programmes.
Pursuant to the Amended CLA, Exscientia granted to Sanofi an exclusive licence (with the right to grant sublicences through multiple tiers) to the intellectual property that is the subject of each small molecule research programme for all purposes, throughout the world. Sanofi has the right to control the prosecution and maintenance of any patent rights related to intellectual property that is the subject of each small molecule research programme.
After the CLA’s effective date, we are subject to varying exclusivity arrangements for specified periods of time which limit our ability to conduct research and development, manufacturing or commercialisation activities (whether ourselves or in conjunction with a third party) with respect to compounds and targets which are within the scope of the Amended CLA and with respect to certain agreed pathways of interest.
The Amended CLA contains standard termination provisions, including for material breach or insolvency and for Sanofi’s convenience. Certain of these termination rights can be exercised in respect of a given target, or in respect of the CLA as a whole. In certain circumstances, upon termination, we have the right to terminate the licences granted to Sanofi and to pursue the development, manufacture and commercialisation of the product candidates.
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
Based upon the value of our assets and the nature and composition of our income and assets, we expect that we will not be a PFIC for the taxable year ended December 31, 2022, though no assurance can be made in this regard. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. For instance, for our current and future taxable years, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. If our market capitalisation declines while we hold a substantial amount of cash and cash equivalents for any taxable year, we may be a PFIC for that taxable year. Furthermore, under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year, which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering, including our initial public offering in October 2021. We currently do not generate product revenues and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of active income to offset our passive financing income. As a result, there can be no assurance that we will not be a PFIC for the current or any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion and that the IRS would not successfully challenge our position.
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
All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the individual U.K. Holder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the £2,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band. The annual tax-free dividend allowance will be reduced to £1,000 with effect from April 2023, and then to £500 with effect from April 2024.
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
Interest Rate Risk
Our exposure to the risk of changes in interest rates relates to investments in deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. Calculated using our cash and cash equivalents at December 31, 2022, a hypothetical 1% change in interest rates with all other variables held constant would lead to an increase or decrease in profit and equity of £3.7 million.
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
Our cash, cash equivalents and short term deposits were £505.8 million and £562.2 million as of December 31, 2022 and 2021 respectively. As of December 31, 2022, approximately all of our cash and cash equivalents were held in the United Kingdom, of which 85% were denominated in pounds sterling, 13% were dominated in U.S. dollars and 2% were denominated in Euro. Correspondingly, as of December 31, 2021, these were 51%, 48% and 1%, respectively.
A hypothetical 10% change in the GBP/USD and GBP/EUR exchange rates during the year ended December 31, 2022 would have had a £6.3 million and £0.2 million impact, respectively, on our consolidated loss before tax and would have had a £6.1 million and £4.6 million impact, respectively, on shareholders equity. For all other currencies, a hypothetical change of 10% in exchange rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
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
Credit Risk
We are exposed to credit risk from our operating activities, primarily trade receivables, and cash, cash equivalents and deposits held with banks and financial institutions. Cash, cash equivalents and deposits are maintained in accounts at five different banks and financial institutions in the United Kingdom, the United States of America, Austrian and Japan. We are also potentially subject to concentrations of credit risk for our trade receivables with respect to receivables owed by a limited number of companies comprising our customer base. Our exposure to credit losses is low, however, due to the credit quality of our collaboration partners which are typically large pharmaceutical companies.

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

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
E. Use of Proceeds
In October 2021, we completed an offering initial public offering in the United States of 15,927,500 American Depositary Shares (“ADSs”) representing 15,927,500 ordinary shares and we also closed the concurrent sale of an additional 7,272,727 ADSs in concurrent private placements to SVF II Excel (DE) LLC, or Softbank, and the Bill & Melinda Gates Foundation.
The net offering proceeds to us, after deducting underwriting discounts and commissions and offering expenses, from the initial public offering and the concurrent private placements described above were approximately $470.6 million. The net proceeds from our offering have been used, and are expected to continue to be used, as described in the final prospectus for the offering filed with the U.S. Securities and Exchange Commission on October 4, 2021.

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
Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2022, have concluded that, as of such date, our disclosure controls and procedures were not effective at the reasonable assurance level.
B. Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management, including the Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and based on this assessment, our management has concluded that as of December 31, 2022, our internal controls over financial reporting were not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.
For additional information on our material weaknesses and remediation efforts, see Item 5. Operating and Financial Results
C. Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for emerging growth companies.

D. Changes in Internal Control Over Financial Reporting
As reported in our annual report on Form 20-F for the fiscal year ended December 31, 2021, our management identified material weaknesses in our control over financial reporting related to the lack of effective process and controls throughout the period and we did not implement and maintain effective information technology general controls for information systems that are significant to the preparation of our financial statements.
As part of our changes in internal control over financial reporting, as of the date of this, annual report for the year ended December 31, 2022, we have implemented a remediation plan with respect to the material weaknesses, including the hiring of several experienced personnel in our financial reporting and internal controls team, as well as engaging external advisors to assist us in addressing these material weaknesses. See "Item 5.E – Critical Accounting Policies and Significant Judgements and Estimates—Internal Control Over Financial Reporting" for additional information.
With the exception of the changes listed above, there were no other changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2022 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Name: PricewaterhouseCoopers LLP        Auditor PCAOB ID- 876
Auditor Location: Reading, United Kingdom
PricewaterhouseCoopers LLP has served as our independent registered public accountant since 2019 and has audited our consolidated financial statements as of and for the years ended December 31, 2022 and 2021.
The following table shows the aggregate fees billed to us for professional services for the fiscal years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
	(in thousands)
Audit Fees	£707	£637
Audit-Related Fees	£225	£1,164
Tax Fees	—	—
Other Fees	—	—
Total	£932	£1,801
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
There were no “Tax Fees” or “Other Fees” billed or paid during the fiscal years ended December 31, 2022 or 2021.
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

Item 18. FINANCIAL STATEMENTS
See pages F-1 through F-62 of this annual report.

Item 19. EXHIBITS

		Incorporation by Reference
Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
1.1	Articles of Association.	F-1/A	333-259431	3.2	September 17, 2021
2.2	Deposit Agreement.	F-1/A	333-259431	4.1	September 17, 2021
2.3	Form of American Depositary Receipt (included in exhibit 4.1).	F-1/A	333-259431	4.2	September 17, 2021
2.4	Description of Share Capital and Articles of Association
2.5	Description of American Depositary Shares
4.1	Shareholders’ Agreement Relating to Exscientia Limited (then named Exscientia Holdings Limited), dated August 10, 2021, by and between the Subscribers, Non-Investing Shareholders, and Manager thereto and Exscientia Limited.	F-1	333-259431	10.1	September 10, 2021
4.2	Employment Agreement, dated September 24, 2021, by and between Andrew Hopkins and Exscientia AI Limited.	F-1	333-259431	10.2	September 10, 2021
4.3	Employment Agreement, dated September 24, 2021, by and between Ben Taylor and Exscientia AI Limited.	F-1	333-259431	10.3	September 10, 2021
4.4†	Collaboration Agreement, dated March 28, 2016, by and between Evotec International GmbH and Exscientia AI Limited (then named Exscientia Limited), as amended.	F-1	333-259431	10.4	September 10, 2021
4.5†	Patent Assignment Agreement, dated October 1, 2019, by and between the University of Dundee and Exscientia AI Limited (then named Exscientia Limited).	F-1	333-259431	10.5	September 10, 2021
4.6†	Share Sale, Transfer and Merger Agreement Regarding Allcyte GmbH, dated June 2, 2021, by and among the Sellers thereto and Exscientia AI Limited (then named Exscientia Limited).	F-1	333-259431	10.6	September 10, 2021
4.7†	Research Collaboration and Licence Option Agreement, dated June 27, 2016, by and between Sanofi S.A. and Exscientia AI Limited (then named Exscientia Limited).	F-1/A	333-259431	10.7	September 17, 2021
4.8†	Collaboration and Licence Agreement, dated May 3, 2021, by and between Bristol-Myers Squibb Company and Exscientia AI Limited (then named Exscientia Limited).	F-1/A	333-259431	10.8	September 17, 2021
4.9†	Amended and Restated Collaboration Agreement, effective as of December 18, 2019, by and between Bayer A.G. and Exscientia AI Limited (then named Exscientia Limited).	F-1/A	333-259431	10.9	September 17, 2021
4.10	Subscription Agreement between the Registrant and SVF II Excel (DE) LLC, dated as of September 24, 2021.	F-1/A	333-259431	10.10	September 27, 2021
4.11	Subscription Agreement between the Registrant and the Bill & Melinda Gates Foundation, dated as of September 1, 2021.	F-1	333-259431	10.10	September 10, 2021
4.12†	Global Access Commitments Agreement between the Registrant and the Bill & Melinda Gates Foundation, dated September 1, 2021.	F-1/A	333-259431	10.12	September 27, 2021
4.13	Form of Registration Rights Agreement between the Registrant and the Rights Holders.	F-1/A	333-259431	10.13	September 27, 2021

		Incorporation by Reference
Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
4.14	Lease relating to Part Ground Floor, The Schrodinger Building, The Oxford-Science Park, Sandford-on-Thames, Oxford, by and between Exscientia AI Limited (then named Ex Scientia Limited) and The Oxford Science Park Limited, dated July 27, 2018.	F-1	333-259431	10.11	September 10, 2021
4.15	Lease relating to Third Floor, The Schrodinger Building, The Oxford Science Park, Sandford-on-Thames, Oxford, by and between Fuel 3D Technologies Limited and The Oxford Science Park Limited, dated April 11, 2018.	F-1	333-259431	10.12	September 10, 2021
4.16	Lease between MEPC Milton Park No. 1 Limited, MEPC Milton Park No. 2 Limited, and Exscientia AI Limited (then named Exscientia Limited), effective as of July 13, 2021.	F-1	333-259431	10.13	September 10, 2021
4.17	Sublease by and between Allcyte GmbH and The University of Veterinary Medicine, Vienna, dated as of February 6, 2018.	F-1	333-259431	10.14	September 10, 2021
4.18	Lease Agreement, by and between HG 3 Beteiligungsverwaltung GmbH & Co KG and Alphaexscientia Beteiligungs GmbH, effective as of September 3, 2021.	F-1	333-259431	10.15	September 10, 2021
4.19	Lease Agreement, by and between HG 3 Beteiligungsverwaltung GmbH & Co KG and Alphaexscientia Beteiligungs GmbH, effective as of September 3, 2021.	F-1	333-259431	10.16	September 10, 2021
4.20*#	Collaboration and Licence Agreement, by and between Sanofi and Exscientia AI Limited, effective as of January 4, 2022.
4.21*†	First Amendment to Collaboration and Licence Agreement, by and between Sanofi and Exscientia AI Limited, effective as of January 30, 2023
4.22	Form of Deed of Indemnity between the Registrant and each of its directors.	F-1/A	333-259431	10.17	September 17, 2021
4.23	Form of Deed of Indemnity between the Registrant and each of its executive officers.	F-1/A	333-259431	10.18	September 17, 2021
4.24+	The Exscientia Plc 2021 Equity Incentive Plan with Non-Employee Sub-Plan and CSOP Sub-Plan.	F-1	333-259431	10.19	September 10, 2021
4.25+	The Exscientia Unapproved Share Option Plan with RSU Sub-Plan.	F-1	333-259431	10.20	September 10, 2021
4.26+	The Exscientia Company Share Option Plan.	F-1	333-259431	10.21	September 10, 2021
4.27+	The Exscientia Enterprise Management Incentive Plan.	F-1	333-259431	10.22	September 10, 2021
8.1	Subsidiaries of the registrant.	F-1/A	333-259431	21.1	September 17, 2021
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Incorporation by Reference
Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers LLP, the Registrant's independent registered public accounting firm
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
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
Date: March 23, 2022

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Exscientia Plc
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Exscientia Plc and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of loss and other comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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

/s/ PricewaterhouseCoopers LLP
Reading, UK
March 23, 2023

We have served as the Company's auditor since 2019

Exscientia plc

Consolidated Statement of Loss and Other Comprehensive Loss for the years ended 31 December, 2022, 2021 and 2020

		December 31,	December 31,	December 31,
		2022	2021	2020
	Note	£’000	£’000	£’000
Revenue	5	27,223	27,359	9,672
Cost of sales		(33,297)	(17,112)	(14,226)
Gross (loss)/profit		(6,074)	10,247	(4,554)
Research and development expenses		(128,865)	(44,047)	(10,917)
General administrative expenses		(38,416)	(25,783)	(5,861)
Foreign exchange gains/(losses)		33,609	938	(3,062)
Loss on forward contracts	27	(11,287)	—	—
Other income	6	5,742	3,749	1,205
Operating loss	7	(145,291)	(54,896)	(23,189)
Finance income	8	5,681	26	110
Finance expenses	9	(334)	(169)	(89)
Share of loss of joint venture	16	(691)	(1,152)	(1,211)
Loss before taxation		(140,635)	(56,191)	(24,379)
Income tax benefit	12	21,907	6,960	2,096
Loss for the year		(118,728)	(49,231)	(22,283)
Other comprehensive income/(loss):
Items that may be reclassified to profit or loss
Foreign currency gain/(loss) on translation of foreign operations		2,476	(549)	(103)
Items that will not be reclassified to profit or loss
Change in fair value of financial assets at fair value through OCI		—	(109)	—
Total other comprehensive income/(loss) for the year, net of tax		2,476	(658)	(103)
Total comprehensive loss for the year		(116,252)	(49,889)	(22,386)
Basic and diluted loss per share (£)	13	(0.97)	(0.99)	(0.73)
The accompanying accounting policies and notes on pages F10 to F62 form an integral part of these financial statements

Exscientia plc

Consolidated Statement of Financial Position as at December 31, 2022 and 2021

		December 31, 2022	December 31, 2021
	Note	£’000	£’000
ASSETS

Non-current assets
Goodwill	14	6,321	5,985
Other intangible assets, net	14	33,602	36,330
Property, plant and equipment, net	15	37,648	8,740
Investment in joint venture	16	—	424
Right-of-use assets	17	14,794	5,154
Other receivables	18	100	100
Investments in equity instruments	27	2,145	2,145
Deferred tax asset	23	1,008	—
Total non-current assets		95,618	58,878

Current assets
Trade receivables		523	1,189
Other receivables and contract assets	18	14,618	6,313
Current tax assets		33,023	11,754
Inventories	19	50	359
Short term bank deposits	27	101,234	—
Cash and cash equivalents	20	404,577	562,173
Total current assets		554,025	581,788

Total assets		649,643	640,666

EQUITY AND LIABILITIES

Capital and reserves
Share capital	21	61	60
Share premium	22	364,603	364,579
Deferred shares	21	—	3
Capital redemption reserve	21	3	—
Foreign exchange reserve	22	1,824	(659)
Share-based payment reserve	22	35,267	12,930
Fair value reserve	22	(199)	(199)
Merger reserve	22	54,213	54,213
Retained earnings	22	23,106	135,886
Total equity attributable to owners of the parent		478,878	566,813

The accompanying accounting policies and notes on pages F10 to F62 form an integral part of these financial statements

Exscientia plc

Consolidated Statement of Financial Position as at 31 December, 2022 and 2021 (continued)

		December 31, 2022	December 31, 2021
	Note	£’000	£’000
LIABILITIES

Non-current liabilities
Loans	27	313	296
Lease liabilities	17	10,942	3,804
Deferred tax liability, net	23	7,072	7,121
Contract liabilities and other advances	24	59,170	16,359
Provisions	25	1,243	537
Other payables	26	377	—
Total non-current liabilities		79,117	28,117

Current Liabilities
Trade payables		30,740	6,290
Lease liabilities	17	2,641	1,075
Contract liabilities and other advances	24	38,812	29,962
Other payables	26	19,455	8,409
Total current liabilities		91,648	45,736

Total liabilities		170,765	73,853

Total equity and liabilities		649,643	640,666

The accompanying accounting policies and notes on pages F10 to F62 form an integral part of these financial statements

Exscientia plc

Consolidated Statement of Changes in Equity for the years ended 31 December, 2022, 2021 and 2020

	Share capital	Share premium	Deferred shares	Foreign exchange reserve	Share-based payment reserve	Fair Value reserve	Merger Reserve	Retained earnings/ (accumulated losses)	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
As at January 1, 2020	—	32,318	—	(8)	1,884	—	—	(12,140)	22,054
Loss for the year	—	—	—	—	—	—	—	(22,283)	(22,283)
Foreign exchange loss on translation of subsidiaries	—	—	—	(103)	—	—	—	—	(103)
Total comprehensive loss for the year	—	—	—	(103)	—	—	—	(22,283)	(22,386)
Share-based payment charge	—	—	—	—	2,074	—	—	—	2,074
Issue of share capital	—	56,770	—	—	—	—	—	—	56,770
Exercise of share options	—	11	—	—	(369)	—	—	369	11
As at December 31, 2020	—	89,099	—	(111)	3,589	—	—	(34,054)	58,523
Loss for the year	—	—	—	—	—	—	—	(49,231)	(49,231)
Foreign exchange loss on translation of subsidiaries	—	—	—	(548)	(1)	—	—	—	(549)
Change in fair value of financial assets through OCI	—	—	—	—	—	(109)	—	—	(109)
Total comprehensive loss for the year	—	—	—	(548)	(1)	(109)	—	(49,231)	(49,889)
Share-based payment charge	—	—	—	—	10,466	—	—	—	10,466
Share issued on acquisition of subsidiary	1	13,886	—	—	—	—	—	—	13,887
Issue of share capital	12	533,804	—	—	—	—	—	—	533,816
Transfer of gain on disposal of equity instruments at fair value through OCI to retained earnings	—	—	—	—	—	(90)	—	90	—
Exercise of share options	—	14	—	—	(1,124)	—	—	1,120	10
Share for share exchange	630	—	—	—	—	—	217,381	—	218,011
Bonus issue	217,381	—	—	—	—	—	(217,381)	—	—
Share capital reduction	(217,381)	—	—	—	—	—	—	217,381	—
Nominal value reduction	(580)	—	—	—	—	—	—	580	—
Reorganisation elimination entry	—	(272,224)	—	—	—	—	54,213	—	(218,011)
Share split	(3)	—	3	—	—	—	—	—	—
As at December 31, 2021	60	364,579	3	(659)	12,930	(199)	54,213	135,886	566,813

The accompanying accounting policies and notes on pages F10 to F62 form an integral part of these financial statements

Exscientia plc

Consolidated Statement of Changes in Equity for the years ended 31 December, 2022, 2021 and 2020 (continued)

	Share capital	Share premium	Deferred Shares	Capital Redemption Reserve	Foreign exchange reserve	Share-based payment reserve	Fair Value reserve	Merger Reserve	Retained earnings/ (accumulated losses)	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
As at January 1, 2022	60	364,579	3	—	(659)	12,930	(199)	54,213	135,886	566,813
Loss for the year	—	—	—	—	—	—	—	—	(118,728)	(118,728)
Foreign exchange gain/(loss) on translation of subsidiaries	—	—	—	—	2,483	(7)	—	—	—	2,476
Change in fair value of financial assets through OCI	—	—	—	—	—	—	—	—	—	—
Total comprehensive loss for the year	—	—	—	—	2,483	(7)	—	—	(118,728)	(116,252)
Share-based payment charge	—	—	—	—	—	30,576	—	—	—	30,576
Exercise of share options	1	24	—	—	—	(8,232)	—	—	5,948	(2,259)
Cancellation of deferred shares	—	—	(3)	3	—	—	—	—	—	—
As at December 31, 2022	61	364,603	—	3	1,824	35,267	(199)	54,213	23,106	478,878

The accompanying accounting policies and notes on pages F10 to F62 form an integral part of these financial statements

Exscientia plc

Consolidated Statement of Cash Flows for the years ended December 31, 2022, 2021 and 2020

		December 31, 2022	December 31, 2021	December 31, 2020
	Note	£’000	£’000	£’000
Cash flows from operating activities
Loss before tax		(140,635)	(56,191)	(24,379)
Adjustments to reconcile loss before tax to net cash flows from operating activities:
Depreciation of right-of-use assets	17	1,747	848	439
Depreciation of property, plant and equipment	15	3,092	1,432	603
Amortisation of intangible assets	14	4,645	1,903	23
Revenue settled with non-cash consideration	5	—	(3,349)	—
Loss recognised from joint venture	16	691	1,152	1,211
Finance income	8	(5,681)	(26)	(110)
Finance expenses	9	334	169	89
R&D tax credits	6	(3,923)	(1,653)	(1,008)
Share-based payment charge	31	30,576	10,466	2,074
Foreign exchange gain		(29,556)	(63)	(6)

Changes in working capital:
Decrease/(Increase) in trade receivables		666	(574)	1,549
Increase in other receivables and contract assets		(7,558)	(3,571)	(1,862)
Increase/(decrease) in contract liabilities and other advances		51,662	35,715	(4,781)
Increase in trade payables		17,287	2,705	1,056
Increase in other payables		8,984	4,202	345
Decrease/(Increase) in inventories		309	(184)	—

Interest received		3,702	26	110
Interest paid		(29)	(19)	—
Income taxes received		3,172	309	3,214
Net cash flows used in operating activities		(60,515)	(6,703)	(21,433)

Cash flows from investing activities
Payment for acquisition of subsidiary, net of cash acquired	28	—	(18,036)	—
Purchase of property, plant and equipment		(22,386)	(5,646)	(2,364)
Purchase of intangible assets	14	(53)	(1,460)	(3)
Additional investment in joint venture	16, 30	(242)	(1,424)	(1,378)
Cash invested in short term bank deposits	27	(100,000)	—	—
Net cash flows used in investing activities		(122,681)	(26,566)	(3,745)

The accompanying accounting policies and notes on pages F10 to F62 form an integral part of these financial statements

Exscientia plc

Consolidated Statement of Cash Flows for the years ended December 31, 2022, 2021 and 2020 (continued)

		December 31, 2022	December 31, 2021	December 31, 2020
	Note	£’000	£’000	£’000
Cash flows from financing activities
Proceeds from issue of share capital, net of transactions costs		24	183,136	56,781
Proceeds from issue of share capital relating to the Company's IPO and concurrent private placements, net of transaction costs		—	350,694	—
Cash paid on settlement of share based payments	31	(2,282)	—	—
Payments of obligations under lease liabilities	27	(1,740)	(881)	(470)
Net cash flows (used in)/from financing activities		(3,998)	532,949	56,311

Net (decrease)/increase in cash and cash equivalents		(187,194)	499,680	31,133
Exchange gain/(loss) on cash and cash equivalents		29,598	(91)	(3)
Cash and cash equivalents at the beginning of the year		562,173	62,584	31,454
Cash and cash equivalents at the end of the year	20	404,577	562,173	62,584

Supplemental disclosure of total cashflow information
Net (decrease)/increase in cash and cash equivalents		(187,194)	499,680	31,133
Increase in short term bank deposits		101,234	—	—
Exchange gain/(loss) on cash and cash equivalents		29,598	(91)	(3)
Net (decrease)/increase in cash, cash equivalents and short term bank deposits including foreign exchange gains/(losses) on cash and cash equivalents		(56,362)	499,589	31,130

Supplemental disclosure of operating Inflow Information
Cash inflows from collaborations		91,868	61,590	6,596
Amounts invoiced during the period		(87,328)	(62,333)	(5,027)
Foreign exchange losses/(gains) on trade receivables		(3,874)	169	(20)
(Increase)/decrease in trade receivables		666	(574)	1,549

Supplemental non-cash investing information
Capital expenditures recorded within trade payables		7,163	(232)	63
Capital expenditures recorded within other payables		2,428	(230)	548

The accompanying accounting policies and notes on pages F10 to F62 form an integral part of these financial statements

Exscientia plc

Notes to the financial statements for the years ended December 31, 2022, 2021 and 2020

1.General information
These financial statements reflect the financial performance for the years ended December 31, 2022, 2021 and 2020 and the financial position as at December 31, 2022 and 2021 of Exscientia plc (the “Company”) and its subsidiaries (collectively the “Group” or “Exscientia”).
Exscientia plc (formerly Exscientia Limited) is a public company incorporated in England and Wales and has the following wholly owned subsidiaries: Exscientia (UK) Holdings Limited, Exscientia AI Limited (formerly Exscientia Limited), Exscientia Inc., Exscientia Ventures I, Inc., Exscientia Ventures II, Inc., Exscientia KK, Kinetic Discovery Limited and Exscientia GmbH as well as two 50% owned joint ventures, RE Ventures I, LLC (“RE Ventures”) and RE Ventures II, LLC. Exscientia GmbH, Exscientia Ventures II Inc. and RE Ventures II, LLC were incorporated during the year ended December 31, 2021.
The principal activity of the Group is that of the application of artificial intelligence (“AI”) and machine learning (“ML”) to the discovery and design of novel therapeutic compounds. Exscientia’s technology platform combines the best of human and computational capabilities to accelerate the process of designing novel, safe and efficacious compounds for clinical testing in humans.
2.Accounting policies
a)Statement of compliance
The consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
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
The financial statements have been presented in Pounds Sterling (“Sterling”). This is the functional currency of the Company, being the currency of the primary economic environment in which the Company operates, and the presentational currency of the group. All values are rounded to the nearest thousand pound ('£’000’) except where otherwise indicated.
These consolidated financial statements were authorised by the Board of Directors on March 16, 2023.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

2.Accounting policies (continued)
c)Basis of consolidation
The Group financial statements consolidate the financial statements of Exscientia plc and all its subsidiary undertakings made up to December 31, 2022. Subsidiaries are those entities over which the Company exercises control. The group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed. Acquisitions are accounted for under the acquisition method with goodwill representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired.
d)Going concern
As at December 31, 2022, the Group’s cash, cash equivalents and short-term bank deposits amounted to £505,811,000 with total unrestricted cash and short term bank deposits amounting to £504,950,000. The Group has incurred significant research and development expenses from the start of the Group’s activities, however primarily as a result of cash inflows from collaborations of £91,868,000 during the year to December 31, 2022 (2021: £61,590,000) net cash outflows from operating activities amounted to £60,515,000 for the financial year ended December 31, 2022 (2021: £6,703,000). Based upon the year-end cash, cash equivalents and short-term bank deposits and forecast future cashflows for the next 24 months, the Board of Directors believes that the Group has sufficient financial resources to cover its planned cash outflows for the foreseeable future, being a period of at least twelve months from the date of issuance of these financial statements.
As the Group has concluded that there is no substantial doubt about its ability to continue as a going concern within one year of the issuance of these financial statements, the Group has prepared these financial statements under the going concern assumption.
e)Application of new and revised International Financial Reporting Standards (IFRSs)
In the year ended December 31, 2022, the Group has applied the below amendments to IFRS and interpretations issued by the Board that are effective for the annual period that begins on or after January 1, 2022:

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)	The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

Reference to the Conceptual Framework (Amendments to IFRS 3)	The amendments update an outdated reference to the Conceptual Framework in IFRS 3 without significantly changing the requirements in the standard.
Their adoption has not had any material impact on the disclosure or on the amounts reported in these financial statements.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

2.Accounting policies (continued)
f)Standards, amendments and interpretations in issue but not yet effective:
The adoption of the following mentioned standards, amendments and interpretations in future years are not expected to have a material impact on the Group’s financial statements:

Effective Date
Periods Beginning On or After
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2	January 1, 2023
Definition of Accounting Estimates – Amendments to IAS 8	January 1, 2023
Deferred Tax relates to Assets and Liabilities arising from a Single Translation – Amendments to IAS 12	January 1, 2023

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

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

2.Accounting policies (continued)
g)Revenue from contracts with customers (continued)
Under these collaboration agreements the Group may also receive commercialisation milestones upon the first commercial sale of a product, the amount of which is based on the territory the sale occurs in, and royalties based on worldwide net sales. These amounts have not been included within the transaction price for any contract as of December 31, 2022, 2021 or 2020 and these amounts will be recognised when the underlying sales transactions to which they relate are achieved.
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
At the inception of each arrangement that includes research, development, or regulatory milestone payments, the Group evaluates whether the milestones (i) relate to the one or more distinct performance obligations under the agreement; and (ii) are considered highly probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control or that of the licensee, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are received.
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

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

2.Accounting policies (continued)
g)Revenue from contracts with customers (continued)
When determining whether performance obligations have been satisfied, progress is measured using an input method utilising either total or external costs or labour hours incurred depending on the nature of the collaboration arrangement to establish and estimate the progress of completion. Management has determined the input method represents a faithful depiction of the Group’s progress towards completion of performance obligations because the time and costs incurred depict the progress of development of the underlying IP which may be transferred to the customer. At the end of each reporting period, the Group re-evaluates costs/hours incurred compared with total expected costs/hours to recognize revenue for each performance obligation.
For obligations recognised over time the Group recognizes revenue only equal to a percentage of costs incurred until such time that it can reasonably estimate the total expected costs/hours to be incurred in delivering the performance obligation. For obligations in which revenue is recognised at a point in time, that point in time is the date at which the title of the service or IP is transferred to the customer.
Contract liabilities consists of billings or payments received in advance of revenue recognition. Contract assets consists of revenue recognised in advance of billings or payments.
h)Grants
The Group receives grants from the European Union (“EU”), the Austrian Research Promotion Agency (“FFG”), the Gates Foundation and Gates Philanthropy Partners ("GPP") and the Austrian Wirtshaftsservice. These grants compensate the Group for research activities undertaken and are recognised in profit or loss as other income on a systematic basis in the periods in which the expenses are recognised, unless the conditions for receiving the grant are met after the related expenses have been recognised. In this case, the grant is recognised when it becomes receivable.
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
On consolidation, the results of overseas operations are translated into pounds sterling at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations are translated at the rate ruling at the reporting date. Exchange differences arising on translating overseas operations are recognised in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

2.Accounting policies (continued)
j)Intangible assets
Goodwill
Goodwill is recognised in a business combination when the consideration transferred by the acquirer exceeds the net identifiable assets acquired. Goodwill is not amortised but is reviewed for impairment at least annually.
Other intangible assets other than goodwill
Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses.
Intangible assets with finite lives are amortised over their useful economic lives from the point at which the intangible asset in question is brought into use, and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Assets yet to be brought into use are assessed for impairment at least annually. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at the end of each reporting period.
Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible assets.

Computer Software	4 years on a straight line basis
Patents	Over the term of the patent on a straight line basis
Acquired IP	8 years from the acquisition date/date the asset is brought into use on a straight line basis
Amortisation of intangible assets is included under the ‘Research and development expenses’ and ‘General and administrative expenses’ classifications in the Statement of Loss and Other Comprehensive Loss.
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
l)Cost of Sales
Costs of sales relates to costs from third-party contract research organisations as well as internal labour and absorbed overheads incurred in relation to collaboration arrangements which have been designated as contracts with customers in accordance with the revenue standard.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

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

Assets Under Construction	Not depreciated
Plant and Equipment	5 years
Fixture and Fittings	5 years
Leasehold Improvements	Over the term of the lease or to the first-break clause, whichever is earlier
Computer Equipment	4 years
n)Cash and cash equivalents and short term bank deposits
Cash is cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.
Short term bank deposits consist of bank deposits of 12 months duration or less, and are measured at amortised cost as described in section u) below.
o)Inventories
Inventories consist of costs incurred in relation to the delivery of performance obligations satisfied at a point in time where control has not been transferred to the customer at the period-end.
p)Impairment of assets
Individual assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable with the exception of acquired IP yet to be brought into use, which is reviewed for impairment at least annually.
An asset is impaired when its carrying amount exceeds its recoverable amount. The recoverable amount is measured as the higher of fair value less cost of disposal and value in use. The value in use is calculated as being net projected cash flows based on financial forecasts discounted back to present value.
Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit to which the asset belongs. If it is deemed that an impairment is necessary the impairment loss is allocated to reduce the carrying amount of the asset, first against the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognised may no longer exist. An impairment loss is reversed if the asset’s or cash-generating unit’s recoverable amount exceeds its carrying amount.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

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
The Group incurs expenses that under the joint operation agreement are to be shared jointly with the collaboration partner. Amounts reimbursed are recorded as a reduction in the underlying expenditure. Where amounts are reimbursed in advance of the Group incurring the expenditure, the amounts received are recognised as a liability in other advances. The other advances are extinguished when the expenditure to which the reimbursement relates is incurred.
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

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

2.Accounting policies (continued)
r)Leases (continued)
The lease payments are discounted using the interest rate implicit in the lease. If this rate cannot be determined, the Group’s incremental borrowing rate (i.e. the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions) is used.
Variable lease payments that reflect changes in market rental rates are initially measured using the market rental rates as at the commencement date. Variable lease payments that do not depend on an index or a rate are not included in the measurement of lease liabilities and right-of-use assets, and are recognized as expenses in the period in which the event or condition that triggers the payment occurs.
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
Lease modifications
The Group remeasures the lease liability (and makes a corresponding adjustment to the related right of use asset) whenever:
•The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
•The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
•A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

2.Accounting policies (continued)
r)Leases (continued
Short-term and low value leases
The Company does not recognize right-of-use assets for short-term and low value leases. Payments associated with short-term leases (leases of less than twelve months duration) and leases of low-value assets are recognised on a straight-line basis over the lease term
Impairment
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
u)Financial instruments
Financial assets
Financial assets classified as financial instruments measured at amortised cost comprise trade and other receivables and cash and cash equivalents and short term bank deposits.
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

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

2.Accounting policies (continued)
u)Financial instruments (continued)
Subsequent to initial recognition, financial assets are measured at amortised cost using the effective interest rate method. At each reporting date the Group recognizes a loss allowance for expected credit losses on financial assets measured at amortised cost. In establishing the appropriate amount of loss allowance to be recognised, the Group applies either the general approach or the simplified approach, depending on the nature of the underlying group of financial assets. Further details are set out in Note 27.
Classification as debt or equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
Equity instruments
Equity instruments constitute any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments such as preference shares issued by the Group are recognised at the proceeds received, net of direct issue costs. All preference shares in issue throughout 2021 were convertible into ordinary shares under certain conditions and bore no fixed or cumulative dividend. As such these shares were deemed to be equity in nature.
Following the achievement of a development milestone relating to the Group’s revenue contract with GT Apeiron Therapeutics Inc. (“GTA”) on March 31, 2021, the Group became entitled to receive a number of ordinary shares and preference shares in this company as non-cash revenue consideration (see note 27 for further details). These shares represent unlisted equity securities and the Group have taken the election provided within IFRS9 to recognize fair value gains and losses within Other Comprehensive Income (FVOCI).
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
Derivative financial instruments- forward contracts
Derivative financial instruments relating to currency forward contracts are initially recognised at fair value on the date at which the derivative contract is executed, and are subsequently re-measured at fair value each period-end. Any gains and losses arising from changes in the fair value of derivatives are recognised within the consolidated statement of profit or loss.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

2.Accounting policies (continued)
v)Share-based payments
The Group operates equity-settled share-based compensation plans whereby certain employees of the Group are granted equity awards in the Company in the form of share options, restricted share units (“RSUs”), performance options and performance share units.
The fair value of awards granted is recognised as an expense within profit or loss with a corresponding increase in equity. The fair value of the award is measured at the grant date and is spread over the period during which the respective employee becomes unconditionally entitled to the award. The fair value of share options and those performance option and PSU awards not containing market-based performance conditions are valued using a Black-Scholes model, whilst performance options and PSUs containing market-based conditions are valued using a Monte-Carlo model. The fair value of RSUs is based on the market value of the underlying shares at the award grant date.
At each statement of financial position date, the Group revises its estimate of the number of awards that are expected to become exercisable based on forfeiture rates, and with the exception of changes in the estimated probability of achieving market-based performance conditions, adjustments are made such that at the end of the vesting period the cumulative charge is based on the number of awards that eventually vest.
Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also recognised in profit or loss over the remaining vesting period. There were no modifications to the terms and conditions of options during the current or previous financial period.
When a share based payment award is exercised an intra-equity movement is recorded to transfer the cumulative charge recorded within the share-based payment reserve for those awards to retained earnings.
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
Research and development costs which are not eligible for reimbursement under the UK Research and Development Tax Credit scheme, such as expenditure incurred on research projects for which the group receives income, may be reimbursed under the U.K. R&D expenditure credit (“RDEC”) scheme. Amounts receivable under the RDEC scheme are presented within other income. Research and development expenditure credits are also claimed in Austria in relation to qualifying expenditure incurred on research projects by the Group’s Austrian subsidiary. These amounts are also presented within other income.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

2.Accounting policies (continued)
w)Tax (continued)
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
x)Research and development costs
Research costs are expensed as incurred. Development expenditures on an individual project are recognised as an intangible asset when the Group can demonstrate:
•the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•its intention to complete and its ability to use or sell the asset;
•how the asset will generate future economic benefits;
•the availability of resources to complete the asset; and
•the ability to measure reliably the expenditure during development.
Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Amortisation of the asset begins when development is complete, and the asset is available for use. It is amortised over the period of expected future benefit. Amortisation is recorded in research and development costs. During the period of development, the asset is tested for impairment annually. No expenditure met the criteria for capitalisation during the current or prior years.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

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
Recognition of revenue
Revenue is recognised upon the satisfaction of performance obligations, which occurs when control of the good or service transfers to the customer. Control transfers over time in relation to the majority of research and design activities performed during the years ended December 31, 2022 and 2021. Total or external costs or labour hours incurred are utilised as the relevant input method in order to estimate the extent to which the performance obligations satisfied over time have been satisfied at the end of the reporting period depending on the nature of the arrangement. Estimation of the future costs to be incurred in the satisfaction of performance obligations delivered over time, inclusive of any costs relating to the substitution of targets where allowed in accordance with a specific collaboration agreement, is considered to be a key source of estimation uncertainty in relation to the recognition of revenue in any given period.
No changes to estimated total projected external costs were noted during the year ended December 31, 2022 that had a significant impact on revenues recognised during the period. During the year ended December 31, 2021, the Group reassessed its estimate of total projected external costs to be incurred over the course of its collaboration with Celgene. As a result of changes in the competitive landscape during the period and additional estimated costs relating to the design and profiling of additional candidate compounds to further support the Group’s patent applications, the Group’s expectations of total projected external costs at December 31, 2021 were 33% higher at December 31, 2021 than at December 31, 2020.
The table below illustrates the sensitivity analysis of the Group’s reported profit to a 10% increase or decrease in the estimated future costs to be incurred in the delivery of partially unsatisfied performance obligations relating to the Group’s revenue contracts as at December 31, 2022.

	Change in Estimated Future Costs	Effect on Profit Before Tax	Effect on Equity
		£’000	£’000
Impact on change in the estimated future costs to be incurred in delivering partially unsatisfied performance obligations	+10%	(821)	(821)
	-10%	844	844

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

3.Critical accounting estimates and judgements (continued)
Revenue (continued)
Revenue from potential milestones or royalties are typically not recognised at the initiation of a contract. Upfront payments that include performance obligations are recognised as those obligations are satisfied. In addition no profit is recognised as costs are incurred until such a time as costs and time to programme completion can be reasonably estimated, with revenues recognised equal to a percentage of costs incurred until that time. As a result of this, until total costs and time to completion can be reliably estimated, a gross loss may be recognised on individual customer contracts despite the expectation that the relevant contract will be profitable overall.
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
Gates Foundation private placement buy-back rights
Under the terms of the Company’s private placement with the Gates Foundation, the latter has the right to sell, or require the Group to buy-back any shareholdings in the Group held by the Gates Foundation at the higher of the public offering price and the market value of the shares if the Group is in breech of certain terms within the agreement. This right constitutes a derivative financial liability for the Company which is recognised at fair value through profit and loss. The Group has assessed the likelihood of a default occurring as very low as at December 31, 2022, and as such the fair value of this liability has been estimated as nil at the balance sheet date.
Fair value of the Group’s investment in GTA
As at December 31, 2022 the Group holds a number of ordinary and preference shares in GTA at fair value through other comprehensive income. GTA is an unlisted early-stage business, with projects in the discovery and development stages of drug development which are pre-revenue generation. As such the key source of estimation uncertainty is the value per share of these unlisted equity securities. The shares in question are very illiquid, and the primary valuation input is cost or the price of recent investment where third party share acquisition transactions have taken place adjusted to reflect other factors as appropriate.
The Group has also assessed the impact of the COVID-19 pandemic and the impact of the current war in Ukraine on this investment, and does not consider that any revaluation is required as a result of these events. Finally the Group has assessed changes in relevant market equity indexes, with specific reference to changes in the NASDAQ Biotechnology Index over the period in question, with no revaluation required as a result.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

3.Critical accounting estimates and judgements (continued)
Share-based payments provision
The Group operates equity-settled share-based compensation plans whereby certain employees of the Group are granted equity awards in the Company in the form of share options, restricted share units (“RSUs”), performance options and performance share units. Prior to the Group's IPO in October 2021 a significant estimate was present in relation to determining the market value of the underlying shares at the award grant date. In 2022 the level of estimation uncertainty relating to establishing the fair value of equity awards with no associated performance conditions is considered to be low due to the presence of an external share price at the date of grant.
Performance options and performance share units were granted to members of the executive management team in April 2022, all of which contain market-based performance conditions. Whilst a significant estimate has not been identified in relation to the market value of the underlying shares, estimation is present in relation to establishing the probability that the related market-based performance conditions will be achieved, and this estimation is deemed to have a significant impact on the fair value of the performance awards at the grant date.
The table below illustrates the sensitivity analysis of the Group’s reported profit to a 10% increase or decrease in the estimated probability of meeting the market condition as assessed at the grant date for those awards granted in the period with market-based performance conditions.

	Change in % Complete Estimate	Effect on Profit Before Tax	Effect on Equity
		£’000	£’000
Impact of change in estimated % likelihood of meeting the market-based performance condition as assessed at the award grant date	+10%	(297)	(297)
	-10%	297	297

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

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

3.Critical accounting estimates and judgements (continued)
Loss-making contracts
Management judgement is required in order to determine whether the unavoidable costs of meeting the obligations under each customer collaboration arrangement, inclusive of both costs that relate directly to the contract and an allocation of other costs, exceed the economic benefits expected to be received under it. Where such costs are in excess of the Group’s best estimate of future revenues to be generated from the arrangement a provision is recorded in accordance with IAS 37.
The company has assessed the value of the remaining transaction price relating to the outstanding performance obligations relative to the value of the estimated remaining unavoidable costs of meeting the obligations under contracts relating to the Group’s customers and determined that no onerous contract provision is required as at December 31, 2022.
Goodwill and Pharmacoscopy IP intangible impairment
The Group assesses annually, or whenever there is a change in circumstances, whether goodwill or acquired IP may be impaired. Determining whether an impairment exists requires estimation of the recoverable amount of the CGU to which the goodwill and acquired IP relate, being equal to the higher of its value in use and fair value less costs to sell.
From January 1, 2022 the Group changed its designation of the CGU within which the goodwill and other intangibles relate, with one CGU identified across the Group relating to its drug discovery activities following the integration of the Allcyte business acquired by the Group in August 2021 into the Group’s wider activities during the current year. As at December 31, 2021 the activities of that entity were deemed a separate CGU and the impairment review performed on that basis. This determination constitutes a significant judgement.
The value in use calculation is also judgmental in nature, and requires the Group to make a number of estimates relating to the future cash flows expected to arise from the CGU spanning drug discovery, development, regulatory approval and commercialisation, as well as a suitable discount rate in order to calculate present value. The cash flow projections are further risk adjusted based on observable market comparables to take into account the probability of successfully commercialising a drug at each stage of its development. Sensitivity analysis is performed in order to determine whether reasonable changes in significant assumptions would lead to the carrying value exceeding its recoverable amount. When the carrying value of the CGU exceeds its recoverable amount, the CGU is considered impaired and the assets in the CGU are written down to their recoverable amount. Impairment losses are recognised in the consolidated statement of loss and other comprehensive income. A detailed impairment assessment was performed as of December 31, 2022, with no impairment noted and no reasonable changes in significant assumptions were identified that would lead to the carrying amount exceeding its recoverable amount.
Leases
In applying IFRS 16 ‘Leases’, management has applied judgement in respect of the lease term in order to determine whether the Group is reasonably certain to exercise extension options or invoke break clauses included in the lease contracts. For all of the Group's leased properties management have determined that it is not reasonably certain that extension options will be exercised and/or break clauses not utilised as at December 31, 2022 and as such the lease term in each instance has been set with reference to the break clause date rather than the lease end date.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

3.Critical accounting estimates and judgements (continued)
Deferred tax recoverability
Management has made a judgement about the availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilised. At December 31, 2022, the Group has decided not to recognise a UK deferred tax asset of £42,358,000 (2021: asset of £31,756,000) relating to losses and other timing differences due to the uncertainty involved in determining the future profitability of the Group.
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
Information on major customers:
Revenue recognised during the years ended December 31, 2022, 2021 and 2020 relates to collaboration agreements with Bristol Myers Squibb Company (“BMS”), Celgene Switzerland LLC (“Celgene”) (a company acquired by BMS subsequent to the inception of the collaboration), Sanofi S.A. (“Sanofi”), Bayer AG (“Bayer”), GTA, and the Group’s joint venture with RallyBio IPB, LLC (“RallyBio”), RE Ventures as well as legacy contracts operated by the Group’s Austrian subsidiary.
The proportion of revenue by customer in each period is as follows:

	December 31,
	2022	2021	2020
	%	%	%
BMS (including Celgene)	77	80	85
Sanofi	16	—	—
GTA	—	13	3
Others	7	7	12
	100%	100%	100%

Information on non-current assets by geography
The Group’s non-current assets are held in the following geographies as at December 31, 2022:

	UK	Austria	Rest of the World	Total
	£’000	£’000	£’000	£’000
Goodwill	173	6,148	—	6,321
Other intangible assets, net	2,688	30,914	—	33,602
Property, plant and equipment, net	30,893	6,647	108	37,648
Right-of-use Assets	10,403	4,391	—	14,794

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

4.Operating segments (continued)
Information on non-current assets by geography (continued)
The Group’s non-current assets are held in the following geographies as at December 31, 2021:

	UK	Austria	Total
	£’000	£’000	£’000
Goodwill	173	5,812	5,985
Other intangible assets, net	2,670	33,660	36,330
Property, plant and equipment, net	8,086	654	8,740
Right-of-use Assets	4,975	179	5,154

5.Revenue
The Group’s revenue by type during 2022, 2021 and 2020 are as follows:

	December 31,
	2022	2021	2020
	£’000	£’000	£’000
Service fees	670	452	786
Licensing fees- opt-in payments and milestones achieved	—	18,583	—
Licensing fees- upfront payments and research funding (including term extension payments)	26,553	8,324	8,886
	27,223	27,359	9,672
Revenue is recognised upon the satisfaction of performance obligations, which occurs when control of the goods or services transfers to the customer. For obligations discharged over time the Group recognises revenue equal to recoverable costs incurred for new collaborations from their inception until such time as the collaboration is sufficiently progressed such that the Group can reliably estimate the level of profit that will be achieved from delivery of the related performance obligations. Where collaborations include significant variable consideration which is constrained at the inception of the arrangement this can lead to gross losses being recognised during the early stages of a contract.
Service fees during the year ended December 31, 2022 relate to revenues generated from legacy contracts held by Exscientia GmbH, in relation to which revenue is recognised at a point in time; with service fees for the year ended December 31, 2021 relating to obligations discharged over time consisting of services provided under the same legacy contracts in addition to services provided to the Group's joint venture arrangement with RallyBio, RE Ventures I, LLC, whereby Exscientia AI Limited provided services under a separate agreement to the joint venture entity, in which we hold a 50% interest. The scope of work under this service agreement was completed in June 2021.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

5.Revenue (continued)
On January 4, 2022 the Group entered into a strategic research collaboration with Sanofi to develop an AI-driven pipeline of precision engineered medicines. Research will be focused on up to 15 novel small molecule candidates across oncology and immunology, in relation to which the Group will receive an up-front cash payment of £74,242,000 ($100,000,000) with the potential of $5,200,000,000 in total milestones plus tiered royalties over the duration of the collaboration.
On March 11, 2022, BMS extended its first collaboration arrangement with the Group by six months in order to generate additional data including the use of translational capabilities for key targets under the collaboration using the Group’s precision medicine platform, in relation to which the Group received a cash payment of $5,000,000 (£3,821,000).The term extension payment has been treated as an addition to the transaction price relating to the collaboration’s partially unsatisfied performance obligations relating to the design and development of candidates for collaboration targets, with a cumulative recognition of revenue at that date based upon the progress towards satisfaction of the related performance obligations in accordance with paragraph 21b of IFRS 15. The remaining element of the transaction price was recognised as revenue over the remainder of 2022 as the performance obligations were satisfied.
On May 30, 2022, the Group ended its pre-existing collaboration arrangement with Bayer AG by mutual agreement. Upon ending the agreement all remaining performance obligations pertaining to the contract were deemed to be fully discharged, resulting in the recognition of revenues totalling £1,153,000 at that point.
During the year ended December 31, 2021, £14,437,000 was recognised in relation to a candidate opt-in milestone achieved in respect of the Group’s collaboration with Celgene, in addition to £3,349,000 recognised as revenue in relation to a candidate selection milestone achieved in respect of the Group’s collaboration with GTA.
The Group has assessed its significant collaboration arrangements with commercial partners and determined that no provision for future operating losses is required as at December 31, 2022 taking into account expected future cash inflows and remaining contract liabilities amounts for each collaboration relative to the remaining unavoidable costs of meeting the contracts’ obligations in each instance.
By geographical market:

	December 31,
	2022	2021	2020
	£’000	£’000	£’000
United Kingdom	—	—	—
Rest of Europe	6,225	1,599	427
United States of America	20,998	22,197	9,245
Rest of the World	—	3,563	—
	27,223	27,359	9,672

The above table represents the geographic locations of the headquarters of the customers to which the Group has provided services during the period, rather than the locations where the services themselves were performed.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

5.Revenue (continued)
Timing of revenue recognition:

	December 31,
	2022	2021	2020
	£’000	£’000	£’000
Revenue related to obligations discharged over time	26,553	12,804	9,672
Revenue related to obligations discharged at a point in time	670	14,555	—
	27,223	27,359	9,672
During fiscal year 2022, £3,559,000 was recognised in relation to performance obligations satisfied or partially satisfied in previous periods (2021: £nil, 2020: £nil). £18,223,000 was recognised as revenue in the period that was included in the contract liability balance at the beginning of the period (2021: £4,975,000).
The transaction price (after excluding variable consideration that is constrained) allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, are as follows:

	December 31,
	2022	2021	2020
	£’000	£’000	£’000
Within one year	29,433	21,203	6,704
More than one year	58,451	7,743	747
	87,884	28,946	7,451
Contractual maturities reflect the Company's best estimate of when underlying costs upon which revenue is recognised will be incurred. Details of contract balances are set out in notes 18 and 24.

6.Other income

	December 31,
	2022	2021	2020
	£’000	£’000	£’000
Grant income	1,819	2,096	197
R&D expenditure credits	3,923	1,653	1,008
	5,742	3,749	1,205
As at January 1, 2022 the Group operated three grants, a European governmental grant, a grant from the Gates Foundation and a grant from the Austrian Research Promotion Agency ("FFG"). The first two grants provide reimbursement for certain personnel, consumables and overhead costs incurred in the performance of research and development activities, while the FFG grant relates to the early stage testing of a drug’s action in solid tumour patient samples with high content microscopy and deep-learning. On July 29, 2022 the Group was awarded a grant from the Austrian Wirtshaftsservice providing funding in respect of capital investments made in the period from August 2020 to the end of February 2022.
Total maximum future amounts of £561,000 were receivable under the grants as at December 31, 2022 (2021: £1,756,000).

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

7.Operating Loss
The following items have been included in operating loss:

	December 31,
	2022	2021	2020
	£’000	£’000	£’000
Depreciation of property, plant and equipment	3,092	1,432	603
Depreciation of right-of-use assets	1,747	848	439
Amortisation of intangible assets	4,645	1,903	23
Research and development expenses	128,865	44,047	10,917
Foreign exchange (gain)/loss	(33,609)	(938)	3,062
Loss on forward contracts	11,287	—	—
Share-based payment charge	30,576	10,466	2,074
Acquisition related costs from business combinations	—	1,197	—
IPO-related costs included within G&A expenses	—	3,937	—
Fees payable to the Group’s auditors for the audit of the Group and Company’s financial statements	904	637	198
Other audit services provided by the Group's auditors	233	1,164	3

8.Finance income

	December 31,
	2022	2021	2020
	£’000	£’000	£’000
Bank interest income	5,681	26	110
	5,681	26	110

9.Finance expenses

	December 31,
	2022	2021	2020
	£’000	£’000	£’000
Bank interest payable	27	16	—
Loan interest payable	2	2	—
Interest expense on lease liabilities	299	149	86
Unwinding of discount rate on provisions	6	2	3
	334	169	89

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

10.Employee benefit expenses
Employee benefit expenses (including the directors) comprise:

	December 31,
	2022	2021	2020
	£’000	£’000	£’000
Wages and salaries	42,738	15,006	6,077
Social security costs	6,845	3,147	818
Other pension costs	1,542	526	90
Share-based payment charge	30,576	10,466	2,074
Total employee benefit expenses	81,701	29,145	9,059

The average number of persons employed by the Group (including the directors) during the period, was as follows:

	2022	2021	2020
	Number	Number	Number
Research and development	344	151	61
Management and operations	62	24	13
	406	175	74
11.Directors’ emoluments and key management personnel remuneration
Directors' emoluments

	December 31,
	2022	2021	2020
	£’000	£’000	£’000
Directors’ emoluments	3,010	1,537	1,026
Contributions to defined contribution pension schemes	3	2	4
Compensation for loss of office	—	—	29
Total emoluments	3,013	1,539	1,059
Retirement benefits were accrued for 2 directors (2021: 2, 2020: 4). Share options were granted to 5 directors during 2022 (2021: 4, 2020: 4) and 3 directors exercised options during 2022 (2021: 1, 2020: 1).
In respect of the highest paid director:

	December 31,
	2022	2021	2020
	£’000	£’000	£’000
Short term employee benefits	542	491	290
Contributions to defined contribution pension schemes	1	1	1
	543	492	291
The highest paid director did not exercise any share options during the year.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

11.Directors’ emoluments and key management personnel remuneration (continued)
Key management personnel remuneration
The remuneration of key management personnel during the year (including remuneration relating to executive directors) was as follows:

	December 31,
	2022	2021	2020
	£’000	£’000	£’000
Short term employee benefits	1,954	1,438	615
Share based payments	7,895	3,248	387
Contributions to defined contribution pension schemes	24	15	3
	9,873	4,701	1,005

12.Taxation

	December 31,
	2022	2021	2020
	£’000	£’000	£’000
Current tax
UK current tax on loss for the year	(20,459)	(6,706)	(2,074)
Overseas taxation on loss for the year	13	37	—
Adjustments in respect of prior year	(26)	(12)	(22)
	(20,472)	(6,681)	(2,096)
Deferred tax
Origination and reversal of timing differences	(870)	(279)	—
Effect of tax rate change on opening balance	(565)	—	—
Total deferred tax benefit	(1,435)	(279)	—
Income tax benefit	(21,907)	(6,960)	(2,096)

Loss on ordinary activities before tax	(140,635)	(56,191)	(24,379)
Normal applicable rate of tax	19%	19%	19%
Loss on ordinary activities multiplied by normal rate	(26,721)	(10,676)	(4,632)
Effects of:
Fixed asset differences	(693)	(181)	—
Other permanent differences	(3,727)	—	—
Expenses not deductible for tax purposes	7,304	3,831	510
Income not deductible for tax purposes	—	(1)	(1)
Additional deduction for R&D expenditure	(15,503)	(5,185)	(1,536)
Surrender of tax losses for R&D tax credit refund	6,496	2,173	644
R&D expenditure credits	480	295	73
Adjustments to tax charge in respect of previous periods	(26)	(12)	(22)
Adjustments for foreign tax	(395)	(435)	—
Effects of changes in tax rates	—	—	—
Deferred tax not recognised	10,878	3,231	2,868
Income tax benefit	(21,907)	(6,960)	(2,096)

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

12.Taxation (continued)
Factors that may affect future tax charges:
In the Budget 2020, the government announced that the corporation tax main rate (for all profits except ring fence profits) for the years ended April 1, 2020 and 2021 would remain at 19%. In the Spring Budget 2021, the UK Government announced that from April 1, 2023 the corporation tax rate would increase to 25% (rather than remaining at 19%, as previously enacted). This new law was substantively enacted on May 24 2021 and as such taken into account in calculating the deferred tax assets and liabilities disclosed in note 23. In the Autumn Statement in November 2022, the government confirmed the increase in corporation tax rate to 25% from April 2023 will go ahead.
The Group currently surrenders losses relating to eligible UK research and development expenses for a cash rebate of up to 33.35% under the UK SME scheme. The SME Programme cash rebate rate will reduce to 18.6% for qualifying research and development expenditure incurred on or after April 1,2023, unless the Group qualifies as “R&D intensive” for an accounting period, in which case the cash rebate that may be claimed will be 26.97% of qualifying expenditure.

13.Basic and diluted loss per share per share

	December 31,
	2022	2021	2020
	£	£	£
Basic and Diluted loss for the year	(118,728,000)	(49,230,897)	(22,283,000)

	December 31,
	2022	2021	2020
	Number	Number	Number
Weighted average number of ordinary shares	122,119,635	49,876,081	30,576,900

	December 31,
	2022	2021	2020
	£	£	£
Basic and diluted loss per share (pence per share)	(0.97)	(0.99)	(0.73)

Basic loss per share is calculated in accordance with IAS 33 (“Earnings per Share”) based on earnings attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period. Concurrent with the Company’s IPO on October 05, 2021 all of the ordinary and preference shareholders of Exscientia plc exchanged each of the existing shares held by them for 300 newly issued Ordinary shares of £0.0005 each in the Company. The ordinary shares outstanding used for computation of loss per share in all periods reflect this share split, consistent with the principles in IAS 33 paragraph 64.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

13.Basic and diluted loss per share per share (continued)
The Company issues share based payment awards to employees (see note 31), upon the exercise of which ordinary shares are issued. Inclusion of the share options would have an anti-dilutive effect due to the loss incurred during the period, therefore basic and dilutive loss per share are the same.

14.Intangible assets and Goodwill

	Goodwill	Acquired IP	Computer Software	Patents	Total
	£’000	£’000	£’000	£’000	£’000
Cost
At December 31, 2020	173	—	85	150	408
Additions	—	2,543	13	—	2,556
Additions on Acquisition	5,887	36,078	—	—	41,965
Foreign Currency Translation	(75)	(567)	—	—	(642)
At December 31, 2021	5,985	38,054	98	150	44,287
Additions	—	—	53	—	53
Foreign Currency Translation	336	2,055	—	—	2,391
At December 31, 2022	6,321	40,109	151	150	46,731
Accumulated Amortisation
At December 31, 2020	—	—	66	30	96
Amortisation Charge- R&D Expenses	—	1,877	—	15	1,892
Amortisation Charge- G&A Expenses	—	—	11	—	11
Foreign Currency Translation	—	(27)	—	—	(27)
At December 31, 2021	—	1,850	77	45	1,972
Amortisation Charge- R&D Expenses	—	4,611	16	15	4,642
Amortisation Charge- G&A Expenses	—	—	3	—	3
Foreign Currency Translation	—	191	—	—	191
At December 31, 2022	—	6,652	96	60	6,808
Carrying Value
At December 31, 2022	6,321	33,457	55	90	39,923
At December 31, 2021	5,985	36,204	21	105	42,315
Acquired IP- GT Apeiron collaboration
On July 1, 2021 the Group entered into a joint operation with GTA in order to build a sustainable pipeline of high-value, best in class therapeutics. As part of this arrangement the pre-existing collaboration arrangement between the two parties was terminated, the Group made a payment of £1,448,000 and waived the rights to 30% of the shares in GTA that became receivable following the achievement of a milestone on the pre-existing collaboration agreement (see note 5), with the total fair value of these amounts of £2,543,000 capitalised as an acquired IP intangible at that date. The intangible relates to the IP in the pre-existing collaboration target that the group gained joint control of as a result of its participation in the joint operation.
No amortisation charge has been recognised in relation to the IP during the period and as such the asset was reviewed for impairment on December 31, 2022. A value in use assessment was performed in order to determine that the asset's recoverable amount is in excess of its carrying amount. A discounted

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

14.Intangible assets and Goodwill (continued)
Acquired IP- GT Apeiron collaboration (continued)
cashflow methodogy was utilised, with key assumptions relating to the duration of and total costs relating to each phase of the drug development, the costs of completing clinical trials and obtaining certain regulatory approvals, and product sales volumes and the time period to patent expiry once regulatory approvals have been achieved. A probability of success was then applied to each phase of the drug development in order to reflect the possibility that the drug may not be successfully commercialised. Cashflows determined by the model were then discounted to present value using a discount rate of 12%.
Cashflows were projected over a 15 year period, with the period in question deemed appropriate based on the time taken to design, develop, and commercialise drugs through to patent expiry once regulatory approvals have been achieved. The assumptions are based from industry literature and, where possible, the Group's experience of developing similar drug candidates. No impairment was noted.
Goodwill and acquired IP- Allcyte acquisition
On August 18, 2021 the Group acquired intellectual property with a fair value of £36,078,000 relating to the pharmacoscopy technology utilised by Allcyte as part of the acquisition of that company. The IP is being amortised over a period of 8 years from the acquisition date. No indicators of impairment were noted in relation to the pharmacoscopy IP as at December 31, 2022.
Goodwill totalling £5,887,000 was also acquired as part of that acquisition, representing the additional value expected to be derived by the Group from the acquisition, as well as the assembled workforce. See note 28 for further details regarding the business combination made during the year ended December 31, 2021.
As identified in note 3 the Group only has one CGU, relating to its drug discovery activities, during the year ended December 31, 2022. An impairment review was performed in relation to the goodwill and pharmacoscopy IP as at December 31, 2022 by comparing the recoverable amount of the CGU to its carrying value using a value in use model. A discounted cashflow methodology was utilised, with key assumptions relating to the number of internal and partnership programs delivered by the Group, the duration of and total costs relating to each phase of the drug development, the costs of completing clinical trials and obtaining certain regulatory approvals, and product sales volumes and the time period to patent expiry once regulatory approvals have been achieved. A probability of success was then applied to each phase of the drug development in order to reflect the possibility that the drug may not be successfully commercialised. Other key inputs relate to costs incurred relating to other operational and administrative overheads and capital expenditure. Cashflows were projected over a 15 year period, with the period in question deemed appropriate based on the time taken to design, develop, and commercialise drugs through to patent expiry once regulatory approvals have been achieved. A terminal value growth rate of 2.5% was applied thereafter.
Cashflows determined by the model were then discounted to present value using a discount rate of 12%. The assumptions are based from industry literature and, where possible, the Group's experience of developing drug candidates. No impairment was noted as a result of this review. Sensitivity analysis was performed in order to determine whether reasonable changes in significant assumptions would lead to the carrying value exceeding its recoverable amount, this showed no reasonably possible change that would result in an impairment

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

14.Intangible assets and Goodwill (continued)
Goodwill- Kinetic Discovery acquisition
Goodwill amounting to £173,000 arose on the acquisition of Kinetic Discovery Limited on November 23, 2018. No impairment review was performed at December 31, 2022 given the value of this goodwill is deemed to be immaterial.

15.Property, plant and equipment

	Assets Under Construction	Plant and Equipment	Fixtures and Fittings	Leasehold Improvements	Computer Equipment	Total
	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At January 1, 2021	1,973	2,058	135	1,140	347	5,653
Additions	631	3,703	189	228	432	5,183
Acquired on acquisition of subsidiary	—	348	25	—	—	373
Reclassification of assets under construction	(1,967)	—	—	1,967	—	—
Foreign currency translation	—	(1)	(4)	—	—	(5)
At December 31, 2021	637	6,108	345	3,335	779	11,204

Additions	25,755	4,391	398	310	1,123	31,977
Reclassification of assets under construction	(4,053)	1,593	—	2,460	—	—
Foreign currency translation	—	42	3	—	2	47
At December 31, 2022	22,339	12,134	746	6,105	1,904	43,228

Accumulated Depreciation
At January 1, 2021	—	517	56	362	99	1,034
Depreciation charge- R&D expenses	—	786	—	—	—	786
Depreciation charge- G&A expenses	—	—	46	467	133	646
Foreign currency translation	—	(2)	—	—	—	(2)
At December 31, 2021	—	1,301	102	829	232	2,464

Depreciation charge- R&D expenses	—	1,895	27	626	332	2,880
Depreciation charge- G&A expenses	—	—	25	136	51	212
Foreign currency translation	—	21	—	—	3	24
At December 31, 2022	—	3,217	154	1,591	618	5,580

Carrying value
At December 31, 2022	22,339	8,917	592	4,514	1,286	37,648
At December 31, 2021	637	4,807	243	2,506	547	8,740
Additions to assets under construction relate to leasehold improvements and plant and equipment at our Abingdon, Oxford and Vienna sites, all of which are expected to be brought into use during 2023.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

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
During 2019, the Group established a 50% interest in RE Ventures I, LLC with RallyBio which combines the deep therapeutic-area expertise of the RallyBio team with Exscientia’s proprietary AI platform to deliver novel small molecule treatments for certain rare diseases. During 2022, additional capital contributions totalling £242,000 (2021: £1,424,000) were made by the Group.
During 2021 the Group established a further 50% joint venture with RallyBio, RE Ventures II, LLC, with the same aims. There have been no transactions with this entity and no capital contributions were made from its inception to December 31, 2022.
Under the equity method the joint venture was recognised as follows:

	2022	2021
	£’000	£’000
As at January 1,	424	123
Additional equity	242	1,424
Foreign exchange differences	25	29
Share of the losses	(691)	(1,152)
As at December 31,	—	424
No commitments to provide funding for the joint venture’s capital commitments were present as at either December 31, 2022 or 2021.
The following table illustrates the summarised financial information of the joint venture entity, RE Ventures I, LLC. The Group acquired its interest in the joint venture entity at the point of incorporation and therefore, there were no financials prior to acquisition.

	December 31,
	2022	2021	2020
	£’000	£’000	£’000
Operating expenses	(1,720)	(2,304)	(2,422)
Loss for the period	(1,720)	(2,304)	(2,422)
Total Comprehensive Loss	(1,720)	(2,304)	(2,422)

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

16.Investments in joint ventures and joint operations (continued)

	December 31,
	2022	2021	2020
	£’000	£’000	£’000
Cash and cash equivalents	253	1,178	215
Current assets	3	91	306
Current liabilities	(209)	(78)	(66)
Members' surplus	47	1,191	455
Joint Operations
Exscientia has a joint contractual arrangement with Evotec AG, which originally entitled each party to 50% ownership over three novel compounds under the collaboration. The joint operation is not structured through a separate legal entity, and it operates from Exscientia and Evotec AG’s respective principal places of business. Evotec exercised its opt-out rights in relation to the arrangement in April 2021, revising downwards their ownership rights at each stage of development of the collaboration's intellectual property, with their ownership rights at 40% as at December 31, 2022. Evotec's ownership reduces further at future stages of development, subject to a minimum level at commercialisation of 10%.
A joint contractual arrangement was entered into between Exscientia and SRI International (“SRI”) on 05 May 2020 which entitled each party to 50% ownership of novel compounds under the collaboration. The joint operation was not structured through a separate legal entity, and operated from Exscientia and SRI's respective principal places of business. The arrangement was terminated early in 2021. No settlement amounts were paid as a result of the termination and no impairments of assets recorded.
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
A joint contractual arrangement was entered into between Exscientia and Blue Oak Pharmaceuticals Inc. (“Blue Oak”) on September 25, 2020. The purpose of this arrangement was to collaborate on a project to design dual targeted (bispecific) small molecules for the treatment of neurodegenerative illnesses. Exscientia has the primary responsibility for drug design, and Blue Oak the primary responsibility for managing the experimental chemistry, ADMET studies and in vivo behavioural assays, including translational medicine studies. Any collaboration IP will then be jointly owned with percentage ownership dependent upon costs incurred.
On May 26, 2021 the Group entered into a joint operation with EQRx Inc. (“EQRx”), a Delaware corporation to identify, discover and develop innovative drug candidates for high value therapeutics. Exscientia has the primary responsibility for the discovery, initial profiling, pre-clinical toxicology and IND-enabling studies of the potential candidates for each target, with EQRx responsible for the development and commercialisation of the candidates. As part of this arrangement, the Group received payments totalling £16,253,000 from EQRx during the year to December 31, 2021 which are recognised over time as a reduction in research and development expenses as the underlying costs to which the reimbursement relates are incurred.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

16.Investments in joint ventures and joint operations (continued)
On July 1, 2021 the Group entered into a joint operation with GTA as described in note 14 above. The aim of the collaboration is to accelerate the discovery of multiple small molecule therapeutic drug candidates designed to selectively treat aberrant cell cycle driven cancers and build a pipeline of CDK novel therapies, with equal ownership of any pipeline products resulting from the collaboration.
On November 14, 2022 Exscientia entered into a joint operation with MD Anderson to leverage AI in developing novel oncology treatments. The research collaboration will utilise Exscientia’s precision medicine platform to identify novel anti-cancer, cell-intrinsic small-molecule compounds based on jointly identified therapeutic targets. Promising candidates will advance for further development with the team at MD Anderson’s Therapeutics Discovery division. MD Anderson and Exscientia anticipate that successful target discovery programs may be advanced into proof-of-concept clinical trials at MD Anderson. Under the agreement terms, Exscientia and MD Anderson will jointly contribute to and support each program designated to move forward. Any collaboration IP will then be jointly owned with percentage ownership dependent upon costs incurred, with a target cost-sharing ratio of 50%.
No collaboration IP has been capitalised in relation to any of the above joint operations as at December 31, 2022 and 2021 with the exception of the acquired IP intangible relating to the Group's collaboration with GTA as described in note 14.
17.Leases
Right-of-use assets:§

£'000
Cost
At January 1, 2021	4,359
Additions	2,035
Acquired on acquisition	235
Foreign currency translation	(4)
At December 31, 2021	6,625
Additions	9,502
Lease modification	1,759
Disposals	(161)
Foreign currency translation	133
At December 31, 2022	17,858
Accumulated Depreciation
At January 1, 2021	624
Depreciation charge	848
At Foreign currency translation	(1)
At December 31, 2021	1,471
Depreciation charge- R&D expenses	1,468
Depreciation charge- G&A expenses	279
Disposals	(161)
Foreign currency translation	7
At December 31, 2022	3,064
Carrying value
At December 31, 2022	14,794
At December 31, 2021	5,154

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

17.Leases (continued)
All right-of-use assets relate to leased properties. As at January 1, 2022 the Group had 6 pre-existing lease agreements relating to 3 properties based in the United Kingdom. In each instance the Group has the right, but not the obligation, to exit the leases at the end of the respective break periods. On March 25, 2022 the Group entered into three lease agreements in relation to additional space at its pre-existing premises within the Schrödinger Building in Oxford, United Kingdom. Two of the leases expire in September 2033, with a break period in September 2028. The third lease expires in December 2023.
On July 25, 2022 the group entered into a lease arrangement in relation to additional space at its pre-existing premises within the Schrödinger Building in Oxford, United Kingdom. The lease expires in February 2027 with a break period in February 2025.
On August 05, 2022 the Group entered into a lease arrangement in relation to premises at Fletcher House in Oxford, United Kingdom. The lease arrangement commenced on October 4, 2022 and expires on October 3, 2032 with a break period in October 2028.
The Group entered into two 7 year lease arrangements in relation to laboratory and office space in Vienna, Austria on September 3, 2021. The lease term for the office space commenced on December 01, 2022, expiring in December 2029. The lease arrangement for the laboratory space commenced on January 26, 2023. Annually from January, 1 each year lease payments will be indexed based on the consumer price index rate as published by STATISTIK AUSTRIA at September of the preceding year.
Restoration provisions of £200,000 and £500,000 were made during 2022 in respect of the Group’s obligation to restore alterations made during the period on leased spaces in two of the Group’s leasehold properties. The required work is expected to be completed in 2026 and 2031 respectively.
With effect from December 09, 2022, the Group modified the terms of their lease arrangement at Milton Park; originally signed on July 13, 2021. The lease term for the agreement was extended, expiring in July 2036, with a break date in July 2031. Annual rentals payable on the lease also increased.
Lease liability maturity

	December 31,
	2022	2021
	£’000	£’000
Current	2,641	1,075
Non-current	10,942	3,804
	13,583	4,879
In respect of the Group’s leasing activities the following amounts were recognised:

	December 31,
	2022	2021
	£’000	£’000
Recognised within general administrative expenses
Depreciation charge for the right-of-use assets	1,747	848
Expenses relating to short-term leases	409	93
Recognised within finance expenses
Interest expense on lease liabilities	299	149

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

17.Leases (continued)
The undiscounted lease liability contractual maturities as at December 31, 2022 and 2021 are as follows:

	December 31, 2022	31 December 2021
	£'000	£'000
Within one year	2,641	1,075
One to five years	9,682	3,811
More than 5 years	3,930	415
	16,253	5,301
18.Other receivables and contract assets
Current other receivables and contract assets

	December 31,
	2022	2021
	£’000	£’000
VAT recoverable	3,040	2,169
Prepayments	5,935	3,153
Contract assets and accrued grant income	176	305
Accrued bank interest	746	—
Other receivables	4,721	686
	14,618	6,313
Non-current other receivables and contract assets

	December 31,
	2022	2021
	£’000	£’000
Other receivables	100	100
	100	100
A reconciliation of the movement in contract assets and accrued grant income for the Group is as follows:

	January 1, 2022	Recognised as income	Deductions	Foreign Exchange	December 31, 2022
	£’000	£’000	£’000	£’000	£’000
Grants	126	171	(143)	22	176
Collaborations	179	(69)	(110)	—	—
Total contract assets and accrued grant income	305	102	(253)	22	176

	January 1, 2021	Recognised as income	Deductions	December 31, 2021
	£’000	£’000	£’000	£’000
Grants	—	126	—	126
Collaborations	143	567	(531)	179
Total contract assets and accrued grant income	143	693	(531)	305

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

19.Inventories

	December 31,
	2022	2021
	£’000	£’000
Raw materials	15	—
Work in progress	35	359
	50	359

20.Cash and cash equivalents

	December 31,
	2022	2021
	£’000	£’000
Cash and cash equivalents	403,717	560,425
Restricted cash	860	1,748
	404,577	562,173
Restricted cash relates to amounts on deposit which have been granted to the Group to reimburse certain costs incurred in relation to the Group's first grant with the Gates Foundation.

21.Share Capital

	December 31, 2022	December 31, 2021
	£	£
Issued and fully paid share capital
122,963,545 (2021: 120,886,527) Ordinary shares of £0.0005 each	61,482	60,443
nil (2021: 324,121) Deferred shares of £0.01 each	—	3,241
	61,482	63,684
Shares authorised and issued (number)

	December 31, 2021	Exercise of share-based payment awards	Cancellation of deferred shares	December 31, 2022
Ordinary shares	120,886,527	2,077,018	—	122,963,545
Deferred shares	324,121	—	(324,121)	—
	121,210,648	2,077,018	(324,121)	122,963,545
On June 27, 2022 the Company cancelled the 324,121 deferred shares outstanding at that date in exchange for consideration of £1, with the repurchase resulting in the creation of a capital redemption reserve at that date.
A total of 2,077,018 shares were issued upon the exercise of share-based payment awards during the year ended December 31, 2022; see note 31 for further details.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

21.Share Capital (continued)
Rights of share classes
Holders of ordinary shares are entitled to one vote per share at a show of hands meeting of the Company and one vote per share on a resolution on a poll taken at a meeting and on a written resolution. The deferred shares conveyed no voting rights to the shareholders prior to their repurchase.
2021 Group reorganisation
The Company was incorporated on June, 29 2021, with share capital of 1 Ordinary A share of £2.00. On August 10, 2021 share capital of 77,699 Ordinary A shares of £2.00, 4,848 Ordinary B shares of £2.00, 30,255 Series A Preference shares of £2.00, 29,408 Series B Preference shares of £2.00, 57,295 Series C Preference shares of £2.00, 17,132 Series C1 Preference shares of £2.00, 10,123 Junior Series C Preference shares of £2.00 and 88,634 Series D1 Preference shares of £2.00 each were issued by the Company to the shareholders of Exscientia AI Limited in consideration for the transfer from Exscientia AI Limited of the entire issued share capital of Exscientia AI Limited, as a result of which a merger reserve of £217,380,000 was created.
On August 11, 2021, following the above transactions, the Company transferred its investment in Exscientia AI Limited to a newly formed fully owned intermediate holding company, Exscientia (UK) Holdings Limited.
On August 26, 2021 the Company capitalised the amount standing to the credit of the merger reserve of £217,380,000 via a bonus issue, applying such sum in paying up in full 108,690,325 Ordinary A shares of £2.00 each, which were allotted to each holder of the existing Ordinary A shares in proportion to the number of Ordinary A shares that they held as at August 12, 2021 prior to the transaction.
Following the bonus issue a capital reduction was executed, also on August, 26 2021, whereby the same number of shares were cancelled and extinguished, creating retained earnings at that point of £217,380,000. The Company then approved a reduction of capital by way of solvency statement pursuant to which £1.84 was cancelled from each issued ordinary and preference share of £2.00 each. This reduced the issued capital from £630,000 to £50,000 and increase retained earnings by £580,000. Following the capital reduction the issued share capital of the Company comprised of 77,700 Ordinary A shares of £0.16, 4,848 Ordinary B shares of £0.16, 30,255 Series A Preference shares of £0.16, 29,408 Series B Preference shares of £0.16, 57,295 Series C Preference shares of £0.16, 17,132 Series C1 Preference shares of £0.16, 10,123 Junior Series C Preference shares of £0.16 and 88,634 Series D1 Preference shares of £0.16. The value of Exscientia AI Limited's share premium immediately prior to the Group reorganisation was £272,224,000.
The below table summarizes the movements in the share capital of the group as a result of the various share transactions that occurred during the years ended December 31, 2022 and 2021.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

21.Share Capital (continued)

£
Issued and fully paid share capital as at January 1, 2021	230
Issue of shares as a result of share based payment award exercises/releases during the period	229
Series C1 funding round	17
Series D1 funding round	64
Share for share exchange	630,475
Bonus issue	217,380,650
Share capital reduction	(217,380,650)
Nominal value reduction	(580,327)
Issue of shares on acquisition of subsidiary	1,396
New share capital issued on consummation of the Group’s IPO	11,600
Issued and fully paid share capital as at December 31, 2021	63,684

Issue of shares as a result of share based payment award exercises/releases during the period	1,039
Cancellation of deferred shares	(3,241)
Issued and fully paid share capital as at December 31, 2022	61,482
22.Reserves
Share capital
Share capital represents the nominal value of shares that have been issued.
Share premium
Share premium is the excess amount received by the Company over the par value of shares issued.
Capital redemption reserve
Represents the cancellation and repurchase of deferred shares.
Foreign exchange reserve
Comprises translation differences arising from the translation of financial statements of the Group’s foreign entities into GBP.
Share based payment reserve
Represents share options awarded by the Group and company.
Fair value reserve
The fair value reserve comprises the cumulative net change in the fair value of investments classified as at FVOCI until the investments are derecognised.
Merger reserve
The merger reserve arose as a result of group reorganisation transactions and represents the difference between the equity of Exscientia plc and Exscientia AI Limited at the point at which the share for share exchange was executed.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

22.Reserves (continued)
Retained earnings/accumulated losses
Retained earnings/accumulated losses comprise the Group's undistributed earnings after taxes in addition to amounts generated as a result of the Group's corporate reorganisation.

23.Deferred tax
United Kingdom
The Group have recognised deferred tax assets and liabilities at December 31, 2022 and 2021. In light of the Group’s history of losses, recovery of the whole deferred tax asset is not sufficiently certain, and therefore a deferred tax asset has been recognised only to the extent that there is a deferred tax liability in the form of fixed asset temporary differences.

Recognised	December 31,
	2022	2021
	£’000	£’000
Deferred tax asset
Short term temporary differences	7,312	2,108

Deferred tax liability
Fixed asset temporary differences	(7,312)	(2,108)
	—	—

Not recognised	December 31,
	2022	2021
	£’000	£’000
Deferred tax asset
Losses and other deductions	41,827	11,480
Short term temporary differences	531	20,276
	42,358	31,756
Austria
A net deferred tax liability of £7,072,000 (2021: £7,121,000) has been recognised consisting of a deferred tax asset of £nil (2021: £1,190,000 relating to losses of £4,761,000) offset by a deferred tax liability of £7,072,000 (2021: £8,312,000) relating to intangible assets acquired as part of the Group’s acquisition of Allcyte, see note 28.

United States of America
The Group has a recognised deferred tax asset of £1,008,000 (2021: £nil) relating to short term timing differences and an unrecognised deferred tax asset of £660,000 (2021: £653,000) relating to losses of £3,144,000 (2021: £2,456,000).

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

24.Contract liabilities and other advances

	Within one year		More than one year
	December 31,		December 31,
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000
Contract liabilities
Revenue generating collaborations	29,433	21,203	58,451	7,743
Total contract liabilities	29,433	21,203	58,451	7,743

Other advances
Grants	959	1,889	—	—
Joint Operations	8,420	6,870	719	8,616
Total other advances	9,379	8,759	719	8,616

Total contract liabilities and other advances	38,812	29,962	59,170	16,359

A reconciliation of the movement in contract liabilities and other advances is as follows:

	January 1, 2022	Additions	Recognised in the income statement	Foreign exchange	December 31, 2022
	£’000	£’000	£’000	£’000	£’000
Grants	1,889	715	(1,648)	3	959
Revenue generating collaborations	28,946	85,700	(26,769)	7	87,884
Joint operations	15,486	—	(6,347)	—	9,139
Total contract liabilities and other advances	46,321	86,415	(34,764)	10	97,982

Grant additions during the year ended December 31, 2022 relate to amounts received from the Gates Foundation and the Austrian Wirtshaftsservice during the period.
Additions to contract liabilities relating to revenue generating collaborations during the year ended December 31, 2022 include £74,242,000 ($100,000,000) invoiced to Sanofi relating to the collaboration initiated with that counterparty on January 4, 2022 and £11,434,000 ($15,000,000) invoiced to BMS comprising a $10,000,000 upfront payment relating to the fifth target in our second collaboration with that counterparty and a $5,000,000 payment relating to the extension of the Group’s first collaboration with BMS as described in note 5.
The Group expects to recognise its contract liabilities relating to revenue generating collaborations over the terms of the related collaborations, the longest of which extends to December 2027. As at December 31, 2022 the Group expected to recognise its contract liabilities relating to revenue generating collaborations over the period to December 2023. The ageing presented above reflects the Group's best estimate of when contract liability and other advance amounts will be utilised based upon when the underlying costs to be incurred in the delivery of the related projects are expected to be incurred.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

24.Contract liabilities and other advances (continued)
A reconciliation of the movement in contract liabilities and other advances for the year ended December 31, 2021 is as follows:

	January 1, 2021	Additions	Acquired as part of acquisition	Recognised in the income statement	Foreign exchange	December 31, 2021
	£’000	£’000	£’000	£’000	£’000	£’000
Grants	2,336	1,198	114	(1,757)	(2)	1,889
Revenue generating collaborations	7,970	29,186	186	(8,393)	(3)	28,946
Joint Operations	—	16,253	—	(767)	—	15,486
Total contract liabilities and other advances	10,306	46,637	300	(10,917)	(5)	46,321

25.Provisions

	2022	2021
	£’000	£’000
At January 1,	537	535
Provisions made during the year	700	—
Unwind of discount rate	6	2
At December 31,	1,243	537
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
Further provisions of £200,000 and £500,000 were made during 2022 in respect of the Group’s obligation to restore alterations made during the period on leased spaces in two of the Group’s leasehold properties. The required work is expected to be completed in 2026 and 2031 respectively.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

26.Other payables
Current other payables

	December 31,
	2022	2021
	£’000	£’000
Accruals	15,801	5,259
Other payables	814	931
Other taxation and social security	2,830	2,213
Corporation tax	10	6
	19,455	8,409
Non-current other payables

	December 31,
	2022	2021
	£’000	£’000
Other payables	377	—
	377	—
27.Financial instruments
The group holds the following financial instruments:

	December 31,
Financial Assets	2022	2021
	£’000	£’000
Held at amortised cost
Trade and other receivables (excluding prepayments and taxes)	6,266	2,280
Cash and cash equivalents	404,577	562,173
Short term bank deposits	101,234	—
Held at fair value through OCI
Investments held in unquoted equity instruments	2,145	2,145
	514,222	566,598

	December 31,
Financial Liabilities	2022	2021
	£’000	£’000
Held at amortised cost
Trade and other payables (excluding taxes and contract liabilities and other advances)	47,732	12,479
Loans	313	296
Lease liability	13,583	4,879
Other advances from joint operation partners	9,139	15,486
	70,767	33,140
As disclosed throughout the financial statements, management consider fair value to be materially the same as the carrying amount. Other advances relating to amounts received from joint operation partners have been classified as financial liabilities and included within the tables above and below.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

27.Financial instruments (continued)
Classification of financial assets at amortised cost
The Group classifies its financial assets as at amortised cost only if both of the following criteria are met:
•The asset is held within a business model with the objective of collecting the contractual cash flows, and
•the contractual terms give rise on a specified date to cash flows that are solely payments of principal and interest on the principal outstanding.
Nature of financial instruments recognised and measured at fair value
Unlisted equity securities- Shares in GTA
Following the achievement of a development milestone on March 31, 2021, the Group became entitled to receive a number of ordinary shares and preference shares in GTA. These shares represent unlisted equity securities and the Group has taken the election provided within IFRS9 to recognize fair value gains and losses within Other Comprehensive Income (FVOCI) as gains and losses relating to the value of these securities are not considered to be part of the trading activities of the entity.
On July 1, 2021 the rights to a portion of these shares were waived as part of an agreement to enter into a joint arrangement with the Group as further detailed in note 14. The remainder of the shares in question were received on that date.
The Group’s current valuation for this investment has been established with reference to the price of third party investment into GTA in the first quarter of 2022, with no adjustment deemed necessary based on our assessment of internal and other market factors throughout the remainder of 2022.
Foreign exchange forward contracts
During the three months ended June 30, 2022 the Group entered into one specific set of foreign exchange transactions, whereby a commitment was made to exchange US dollars for a fixed number of Pounds Sterling at future dates between one and three months from the trade dates based on the estimated future cashflow needs of the Group. All of the transactions were settled within the quarter ended June 30, 2022 for a cumulative loss of £11,287,000. No such transactions were entered subsequent to that date, and the group does not use derivative financial instruments for speculative purposes.
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

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

27.Financial instruments (continued)
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
Fair value measurements using significant unobservable inputs (level 3)

Unlisted equity securities
£’000
Opening balance as at January 1, 2022	2,145
Acquisitions	—
Loss recognised in other comprehensive income	—
Disposal	—
Closing balance as at December 31, 2022	2,145
The group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at December 31, 2022.
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
Foreign currency risk
The Group is exposed to foreign currency exchange risks due to the Group holding foreign currency monetary assets and liabilities which are exposed to exchange rate fluctuations, primarily in relation to foreign currency denominated cash and cash equivalents as well as trade receivables. This risk is assessed on an on-going basis.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

27.Financial instruments (continued)
Foreign currency risk (continued)
The Group does not have a policy to use derivative financial instruments to manage currency exchange movements, although they may be used for specific transactions, and as such, no hedge accounting is applied.
The table below illustrates the sensitivity analysis of the Group’s reported profit to a 10% increase or decrease in the respective foreign exchange rates to which they are significantly exposed. The sensitivity analysis is calculated on balances outstanding at the year end, with all other variables held constant.

	Change in rate	Effect on profit before tax	Effect on equity
		£’000	£’000
2022
Change in USD	+10%	6,290	6,051
	-10%	(6,290)	(6,051)
Change in EUR	+10%	165	4,631
	-10%	(165)	(4,631)
2021
Change in USD	+10%	27,236	27,489
	-10%	(27,236)	(27,489)
Change in EUR	+10%	195	5,908
	-10%	(195)	(5,908)
Interest rate risk
The Group’s exposure to the risk of changes in market interest rates relate to the Group’s interest-bearing current accounts. The Group has multiple instant access accounts which are exposed to variable interest rates which total to £370,868,000 (2021: £230,516,000). A sensitivity analysis prepared with a 1% increase or decrease in interest rate with all other variables held constant would lead to an increase or decrease in profit and equity of £3,709,000 (2021: £2,305,000).
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
Credit risk is managed by monitoring clients and performing credit checks before accepting any customers and by placing funds with banks with high credit-ratings assigned by international credit-rating agencies.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

27.Financial instruments (continued)
Impaired trade receivables
Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly.
There have been no impairments during 2022 (2021: £nil).
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
Expected Credit Loss (ECL) = PD x LGD x EAD
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
The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. No significant changes were made in the objectives, policies or processes during the years ended December 31, 2022 and December 31, 2021. The Group does not have any externally imposed capital requirements.As part of the Group’s management of capital structure, consideration is given to the cost of capital.
Liquidity risk
Liquidity risk is the risk that the Group may encounter difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The Group seeks to manage its liquidity risk by ensuring that sufficient liquidity is available to meet its foreseeable needs.
A summary table with maturity of financial assets and liabilities presented below is used by management to manage liquidity risks. The amounts disclosed in the following tables are the contractual undiscounted cash flows with the exception of advances received from joint operation partners, which are based on the Group's best estimate of when the underlying costs to which those advances relate are incurred.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

27.Financial instruments (continued)
Liquidity risk (continued)
Undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statement of financial position, as the impact of discounting is not material.
The maturity analysis of financial liabilities at December 31, 2022 is as follows:

	Carrying amount	Demand and less than 3 months	From 3 to 12 months	From 12 months to 2 years	From 2 to 5 years	More than 5 years	Total contractual cash flows
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Liabilities:
Trade and other payables	(47,732)	(47,355)	—	(377)	—	—	(47,732)
Loans	(313)	(1)	(2)	(2)	(320)	—	(325)
Lease liability	(13,583)	(619)	(2,022)	(2,576)	(7,107)	(3,930)	(16,254)
Other advances from joint operation partners	(9,139)	(1,572)	(6,870)	(697)	—	—	(9,139)
	(70,767)	(49,547)	(8,894)	(3,652)	(7,427)	(3,930)	(73,450)

The maturity analysis of financial liabilities at December 31, 2021 is as follows:

	Carrying amount	Demand and less than 3 months	From 3 to 12 months	From 12 months to 2 years	From 2 to 5 years	More than 5 years	Total contractual cash flows
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Liabilities:
Trade and other payables	(12,479)	(12,479)	—	—	—	—	(12,479)
Loans	(296)	—	(2)	(2)	(303)	—	(307)
Lease liability	(4,879)	(267)	(808)	(1,117)	(2,694)	(415)	(5,301)
Other advances from joint operation partners	(15,486)	(1,510)	(5,360)	(8,616)	—	—	(15,486)
	(33,140)	(14,256)	(6,170)	(9,735)	(2,997)	(415)	(33,573)
Interest bearing loans and borrowings

As part of the Group’s acquisition of Allcyte the group acquired a loan of €353,000 (£300,000) from the FFG. This loan accrues interest at a rate of 0.75% repaid annually and is repayable on September 30, 2026.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

27.Financial instruments (continued)
Changes in liabilities arising from financing activities

	At January, 1 2022	Cash flows	Additions	Interest expense	Foreign Exchange	At December 31, 2022
	£’000	£’000	£’000	£’000	£’000	£’000
Interest-bearing loans and borrowings	296	—	—	2	15	313
Lease liabilities	4,879	(1,740)	10,033	298	113	13,583
Total liabilities from financing activities	5,175	(1,740)	10,033	300	128	13,896

	At January, 1 2021	Cash flows	Additions	Interest expense	Foreign Exchange	At December 31, 2021
	£’000	£’000	£’000	£’000	£’000	£’000
Interest-bearing loans and borrowings	—	—	301	1	(6)	296
Lease liabilities	3,438	(881)	2,178	147	(3)	4,879
Total liabilities from financing activities	3,438	(881)	2,479	148	(9)	5,175
Other financial instruments
On June 21, 2022, the Group invested £100,000,000 into a 12-month short term deposit with an F1+ rated UK financial institution. This short term bank deposit accrues interest at a rate of 2.35% and has been classified as a financial asset measured at amortised cost.
The Group also has a number of other financial instruments which are not measured at fair value in the balance sheet consisting of trade receivables, trade and other payables, other loans and lease liabilities. For these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

28.Business Combinations
On August 18, 2021 the Group acquired 100% of the equity shares of Allcyte, a precision medicine biotechnology company incorporated in Austria. The acquisition allows the group to apply Allcyte’s technology relating to the high content evaluation of individual patient biology in primary tumour tissues to the Group’s target discovery and drug optimisation activities. Following the acquisition Allcyte was merged with the Group’s 100% owned subsidiary, Alphaexscientia Beteiligungs GmbH, and the merged entity was renamed as Exscientia GmbH.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

28.Business Combinations (continued)
Details of the purchase consideration, the net assets acquired and goodwill created were as follows:

£’000
Purchase consideration
Cash paid	19,865
Equity securities issued	13,887
Total purchase consideration	33,752
The assets and liabilities recognised as a result of the acquisition were as follows:

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
Share clawback
As part of the purchase transaction additional equity securities with a total fair value of £8,074,000 were issued to shareholders of Allcyte who act in management positions of the company. These shares are subject to a clawback period of three years from the acquisition date whereby should said employees leave their positions within the Group within the clawback period the shares will be repurchased by the Group at their then nominal value. The fair value of these securities has been excluded from the purchase consideration in accordance with paragraph B55 of IFRS3 and will be expensed to profit and loss on a systematic basis over the period to which the clawback relates. The total expense recognised within the share based payment charge during the year to December 31, 2022 in relation to these shares in the period is £3,939,000 (2021: £1,824,000) . This expense is included within research and development expenses.

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

29.Pension commitments
The Group operates a defined contribution retirement benefit schemes for all qualifying employees. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The total expense recognised for the year ended December 31, 2022 was £1,542,000 (2021: £526,000). Contributions outstanding at the period end were £349,000 (2021: £210,000).

30.Related party transactions
Following the Group’s IPO on October 05, 2021 the Group has no related parties in accordance with the IAS 24 definition, and as such there are no disclosable related party transactions during the year ended December 31, 2022 relating to such parties. Prior to the completion of the IPO Evotec AG were deemed to be a related party through the significance of their shareholding in Exscientia plc. During the period from January 1, 2021 to October 05, 2021 the Group had three main arrangements with Evotec AG and its affiliates:
•A joint operation set up for the development of three compounds, with each party originally retaining a 50% ownership of the underlying IP. Evotec AG has invoiced the Group £223,000 during the period from January 1, 2021 to October 05, 2021 in relation to this joint operation, of which £nil was outstanding at December 31, 2021. The corresponding expenses related to these amounts are recognised within research and development expenses.
•As part of this joint operation, Aptuit (Verona) SRL (an affiliate of Evotec AG) has been engaged to carry out the preclinical toxicology and manufacturing work for the lead compound. The costs of this arrangement are shared equally between Evotec AG and Exscientia AI Limited. The entity has invoiced the Group £724,000 during the period from January 1, 2021 to October 05, 2021, of which £nil was outstanding at December 31, 2021. The corresponding expenses related to these amounts are recognised within research and development expenses.
•Exscientia AI Limited has a services arrangement with Evotec, pursuant to which it has engaged Evotec as a contract research organisation to help deliver candidate compounds under its collaboration agreement with Celgene Corporation. The entity has invoiced £9,983,000 during the period from January 1, 2021 to October 05, 2021, of which £nil was outstanding at December 31, 2021. The corresponding expenses related to these amounts are recognised within cost of sales.
The Group has undertaken transactions with its joint venture entity, RE Ventures I, LLC during the years ending December 31, 2022 and 2021:
•Additional capital contributions of £242,000, during the year ended December 31, 2022 (2021: £1,424,000).
•Research Services Agreement, where RE Ventures I, LLC has engaged Exscientia AI Limited to utilize its proprietary technology on the development of novel compounds. £nil was recognised in revenue for the year ended December 31, 2022 (2021: £330,000).
•Research and development costs totalling £302,000 (2021: £145,000) have been recharged to RE Ventures I, LLC, with a further £nil contract assets recognised at December 2022 (2021:£98,000).

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

31.Share based payments
From April 2022 the Company has issued all share options, performance share options, RSUs and PSUs to employees and non-employee members of the Board of Directors under the 2021 Equity Incentive Plan (“EIP”). All awards prior to that date were issued under the following legacy plans:
–Enterprise Management Incentive (“EMI”) Scheme
–Company Share Ownership Plan (“CSOP”)
–Unapproved Share Ownership Plan (“USOP”)
Total share-based remuneration expenses (including charges relating to the clawback shares referred to in note 28) amounted to £30,576,000 during the year ended December 31, 2022 (2021: £10,466,000).
The following table represents the share-based payment expense by award type for the year ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021
	£’000	£’000
Share options	19,959	7,899
Performance share options	2,545	—
PSUs	424	—
RSUs	3,709	743
Clawback shares	3,939	1,824
	30,576	10,466
Share options
Share options are granted to employees and non-executive directors of the Group. These options typically vest in tranches over four years, with the only vesting condition relating to continued employment by the Group. Information with respect to share options for the year ended December 31, 2022 is as follows:

	Number of share options	Weighted average exercise price
Options held as at January 1, 2022	8,265,900	£0.02
Granted	3,173,725	£0.07
Exercised	(1,407,378)	£0.02
Forfeited/Replaced	(222,459)	£0.02
Options held as at December 31, 2022	9,809,788	£0.04

Exercisable as at December 31, 2022	4,744,314	£0.02

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

31.Share based payments (continued)
Share options (continued)
Share options outstanding as at December 31, 2022 had exercise prices in the range of £0.02 to £0.07 (December 31, 2021: £0.01 to £0.04). The weighted average contractual life for options outstanding as of December 31, 2022 was 7.8 years (December 31, 2021: 7.6 years).
The following information is relevant to the determination of the fair value of the options issued during the period. The Black-Scholes model has been used to calculate the fair value of options of the equity settled share based payments, with the following weighted average values:

Exercise price	£0.07
Expected life	6.0 years
Expected volatility	91.0%
Risk-free rate	1.83%
Expected dividend rate	£0.00
Fair value	£10.40
The fair value of the underlying ordinary shares is equal to closing share price at the grant date converted at the prevailing exchange rate at that date. The risk-free rate is determined by reference to the rate of interest obtainable from US Government Bonds over a period commensurate with the expect term of the options. Expected volatility has been derived as the weighted average volatility of comparator companies who have been listed for a period commensurate with the expected term prior to the grant date, and the expected life of the options has been set equal to the mid-point between the vesting date and the expiry date of the award in question.
Performance share options
Performance share options are granted to certain executive officers of the group on an annual basis, and contain market based performance conditions relating to total shareholder return as well as a continued employment vesting requirement. These awards vest in tranches over three years. Information with respect to performance share options for the year ended December 31, 2022 is as follows:

	Number of share options	Weighted average exercise price
Options held as at January 1, 2022	—	—
Granted	877,704	£0.00
Options held as at December 31, 2022	877,704	£0.00

Exercisable as at December 31, 2022	—	—

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

31.Share based payments (continued)
Performance share options (continued)
A Monte Carlo model has been used to calculate the fair value of the performance options as at the grant date, with the following weighted average values for the year ended December 31, 2022:

Exercise price	£0.0005
Expected life	2.6 years
Expected volatility	93.1%
Risk-free rate	2.60%
Expected dividend rate	—
Fair value	£9.33
The fair value of the underlying ordinary shares is equal to closing share price at the grant date converted at the prevailing exchange rate at that date. The risk-free rate is determined by reference to the rate of interest obtainable from US Government Bonds over a period commensurate with the expect term of the options. Expected volatility has been derived as the weighted average volatility of comparator companies who have been listed for a period commensurate with the expected term prior to the grant date, and the expected life of the options has been set equal to the mid-point between the vesting date and the expiry date of the award in question.
Performance share units
Performance share units are granted to certain executive officers of the group on an annual basis, and contain market based performance conditions relating to total shareholder return as well as a continued employment vesting requirement. These awards vest in tranches over three years. Information with respect to performance share units for the year ended December 31, 2022 is as follows:

Number of PSUs
PSUs held as at January 1, 2022	—
Granted	146,285
PSUs held as at December 31, 2022	146,285
The weighted average grant date fair value per unit of the PSUs granted in the year to December 31, 2022 was £9.33. The weighted average remaining contractual life of the awards granted was 9.2 years as at December 31, 2022.
A Monte Carlo model has been used to calculate the fair value of the performance share units as at the grant date, with the same model inputs as detailed for the performance share options above.
Restricted share units
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

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

31.Share based payments (continued)
Restricted share units (continued)
Details of the RSUs in existence during the year to December 31, 2022 are as follows:

Number of RSUs
RSUs held as at January 1, 2022	931,500
Granted	794,386
Released	(897,048)
Forfeited	(69,142)
RSUs held as at December 31, 2022	759,696
Of the RSUs held at January 1, 2022, 600,000 were issued as replacement options for EMI options cancelled during the year ended December 31, 2021. These 600,000 awards were released during the year ended December 31, 2022 via a net settlement arrangement, with 374,887 shares issued and £2,282,000 paid by the Company in order to settle related employee tax obligations. The payment made has been recognised within retained earnings.
The weighted average grant date fair value per unit of the RSUs granted in the year to December 31, 2022 was £10.03. The weighted average remaining contractual life of the awards granted was 8.9 years as at December 31, 2022.

32.Capital commitments
The Group has significant capital expenditure contracted for the end of the reporting period but not recognised as liabilities is as follows:

	December 31, 2022	December 31, 2021
	£’000	£’000
Plant and equipment	8,656	2,065
Computer Equipment	8	0
Fixtures and Fittings	447	—
Leasehold improvements	2,639	1,068
	11,750	3,133
Gates Foundation private placement commitment
Concurrent with the Company’s IPO on October 5, 2021, the Company completed a private placement to the Gates Foundation for the sale of 1,590,909 ADSs at the initial offering price of $22.00 per ADS, for gross proceeds of approximately $35,000,000 (£25,743,000). Under the terms of the Company’s agreement with the Gates Foundation, the Group is committed to spending $70,000,000 over a four-year period to the research, discovery, and development of small molecule anti-infective therapeutics for future pandemic preparedness, with a specific focus on developing therapeutics that can be applied against multiple species of coronaviridae, influenza, and paramyxoviridae (the “Pandemic Preparedness Program”).

Exscientia plc
Notes to the financial statements

for the years ended December 31, 2022, 2021 and 2020

32.Capital commitments (continued)
Gates Foundation private placement commitment (continued)
The Group had incurred £6,459,000 relating to the Pandemic Preparedness Program as at December 31, 2022 (2021: £793,000), with a total outstanding commitment of £45,027,000 (2021: £51,069,230).
In the event that the Group is in breach of certain terms within the agreement, the Gates Foundation has the right to sell, or require the Group to buy-back any shareholdings in the Group held by the Foundation at the higher of the public offering price and the market value of the shares at the date of default. Should such a breach occur or should the Company enter bankruptcy the Gates Foundation also has the exclusive right to utilise an exclusive global license granted as part of the agreement in relation to any IP generated by the Group pertaining to the Pandemic Preparedness Program for the benefit of people in certain developing countries. The default conditions are within the control of the Group and the license in question cannot be utilised unless such a default occurs or the Group enters bankruptcy. As such no fair value has been assigned to this license.
Lease commitments
The Group entered into two 7 year lease arrangements in relation to laboratory and office space in Vienna, Austria on September 3, 2021. The lease term for the office space commenced on December 01, 2022, with the lease arrangement for the laboratory space commencing on January 26, 2023. Total minimum lease commitments of £3,224,000 are payable under the arrangement for the laboratory space.
On July 1, 2022 the Group entered into a lease arrangement in relation to premises in Boston, Mass., United States of America. The lease arrangement in question commences on January 1, 2023 and expires on January 1, 2033, and total minimum lease commitments of £4,021,000 are payable under this arrangement.

On December, 22 the Group entered into a lease arrangement in relation to premises in Miami, United States of America. The lease arrangement in question commences on September 1, 2023 and expires on June 1, 2034, and total minimum lease commitments of £2,966,000 are payable under this arrangement.

33.Ultimate Parent and Controlling party
Exscientia plc is the ultimate parent company of the Group. There is no ultimate controlling party.

34.Events occurring after the reporting period
No events have occurred subsequent to the end of the reporting period as of the date of this filing that require disclosure.