Form 20-F
period 2023-12-31
Exscientia plc
filed 2024-03-21
CIK 1865408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

David Hallett
Interim Chief Executive Officer
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares: 125,702,396 outstanding as of December 31, 2023
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☐ Yes     ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐ Yes     ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
Presentation of Financial Information
Our financial statements in this annual report were prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”). None of our financial statements were prepared in accordance with U.S. GAAP.
Our financial information is presented in pounds sterling. For the convenience of the reader, in this annual report, unless otherwise indicated, translations from pounds sterling into U.S. dollars were made at the rate of £1.00 to $1.27, which was the noon buying rate of the Federal Reserve Bank of New York on December 29, 2023. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pounds sterling at the dates indicated or any other date.
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include, but are not limited to, statements about:
•the potential advantages of our technology platform, our precision medicine platform and any of our drug discovery programmes;
•the ability and willingness of our third-party strategic collaborators to continue research and development activities relating to our drug candidates;
•the initiation, timing, progress, results and cost of our research and development efforts for our internal drug discovery programmes or the drug discovery programmes of our collaborators;
•the initiation, timing, progress, results and cost of our current and any future preclinical and clinical studies;
•the timing and plans for regulatory filings and approvals, including our ability to obtain or maintain any such approvals;
•the rate and degree of market acceptance and clinical utility of any approved products;
•our ability to identify viable new drug candidates for clinical development and the rate at which we expect to identify such candidates;
•our business strategies, goals and approach to drug design and development and any related potential benefits;
•the effectiveness and profitability of our partnerships, our ability to maintain our current partnerships and our ability to enter into and benefit from any new partnerships;
•our ability to meet our obligations under our various partnership arrangements;
•the sizes of the market opportunity for our drug candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;
•estimates of our expenses, capital requirements and need for additional financing;
•expectations related to the use of our cash, cash equivalents and short-term bank deposits and how long such financial resources are expected to last;
•the performance of our third-party suppliers and manufacturers;
•our ability to obtain patent protection and the extension of existing patent terms, to the extent available;
•the protection of our trade secrets; and
•the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights.

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
•Our interim and annual results may fluctuate significantly, which could adversely impact the value of our ADSs.
•We may need additional funding in the future which may not be available on terms acceptable to us, or at all. If we are unable to raise additional capital or to generate cash flows necessary to maintain or expand our operations, we may not be able to compete successfully, which would harm our business, operations, financial condition and prospects.
•We are substantially dependent on our technology platform to identify promising molecules to accelerate drug discovery and development. Our platform technology may fail to discover and design molecules with therapeutic potential or may not result in the discovery and development of commercially viable products for us or our collaborators.
•Unfavourable global economic and geopolitical conditions could adversely affect our business, financial condition or results of operations.
•All of our drug candidates are in early-stage clinical development or in preclinical development. If we are unable to advance our drug candidates through clinical development, to obtain regulatory approval and ultimately to commercialise our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.
•Clinical development involves a lengthy and expensive process with uncertain outcomes. If our preclinical studies and clinical trials are not sufficient to support regulatory approval of any of our drug candidates, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such drug candidate.

•Our research activities and clinical trials may fail to demonstrate adequately the safety and efficacy of GTAEXS617 or any other drug candidate, which would prevent or delay development, regulatory approval and commercialisation.
•We may not be successful in our efforts to identify or discover drug candidates and may fail to capitalise on programmes, collaborations or drug candidates that may present a greater commercial opportunity or for which there is a greater likelihood of success.
•We face substantial competition, which may result in others discovering, developing or commercialising products before or more successfully than we do.
•We have invested, and expect to continue to invest, in research and development efforts that further enhance our technology platform. If the return on these investments is lower or develops more slowly than we expect, our revenue and results of operations may suffer.
•Our drug discovery collaborators have significant discretion regarding the clinical development of the programmes subject to the collaboration. The failure of our collaborators to perform their obligations under our collaboration agreements could negatively impact our business. We may never realise the return on our investment of resources in our drug discovery collaborations.
•We contract with third parties for the manufacture of our drug candidates for preclinical development and clinical testing, and expect to continue to do so for commercialisation. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialisation efforts.
•We rely on third parties to conduct our clinical trials of GTAEXS617 and expect to rely on third parties to conduct future clinical trials, as well as investigator-sponsored clinical trials of our other drug candidates. If these third parties do not carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialise our drug candidates and our business could be substantially harmed.
•If we fail to comply with our obligations under our existing intellectual property licence agreements or under any future intellectual property licences, or otherwise experience disruptions to our business relationships with our current or any future licensors, we could lose intellectual property rights that are important to our business.
•If we fail to comply with our obligations under our existing or future collaboration agreements, or otherwise experience disruptions to our business relationships with our prior, current, or future collaborators, we could lose intellectual property rights that are important to our business.
•If we are unable to obtain, maintain, enforce and protect patent protection for our technology and drug candidates or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialise technology and products similar or identical to ours, and our ability to successfully develop and commercialise our technology and drug candidates may be adversely affected.
•Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.
•As a company headquartered and with operations outside of the United States, we are subject to economic, political, regulatory and other risks associated with international operations.
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
We have a history of significant operating losses. Our net losses before taxation were £162.1 million for the year ended December 31, 2023. As of December 31, 2023, we had accumulated total losses of £349.5 million since inception. We are still in the early stages of development of our own drug discovery programmes. We have no drug products licensed for commercial sale and have not generated any revenue from our own drug product sales to date. We expect to continue to incur significant expenses and operating losses over the next several years. Our operating expenses and net losses may fluctuate significantly from quarter-to-quarter and year-to-year. We anticipate that our expenses will increase substantially as we:
•continue to invest in and develop our computational platform and software solutions;
•continue our research and development efforts for our internal and joint arrangement drug discovery programmes;
•conduct preclinical studies, submit investigational new drug applications, or INDs, and comparable foreign applications, and conduct clinical trials for any of our current or future drug candidates;
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
We have never generated revenue from drug product sales and our most advanced drug candidate is in a Phase 1/2 clinical trial. We currently generate revenue primarily from upfront and milestone payments under our agreements with our collaborators. To achieve and maintain profitability, we must succeed in developing, and eventually commercialising, a drug product or drug products that generate significant revenue. As such, we will be dependent on the ability of our platform to identify promising molecules for preclinical and clinical development. Achieving success in drug development will require us and our collaborators to be effective in a range of challenging activities, including completing preclinical testing and clinical trials of drug candidates, obtaining regulatory approval for these drug candidates and manufacturing, marketing and selling any products for which we or our collaborators may obtain regulatory approval. All our wholly owned drug candidates and those that we have developed with our collaborators are in the preliminary stages of most of these activities. We and they may never succeed in these activities and, even if we or they do, we may never generate revenues that are significant enough to achieve profitability. Because of the intense competition that our technology platform faces in the market and the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict when, or if, we will be able to achieve or sustain profitability.
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
As of December 31, 2023, we had cash, cash equivalents and short term bank deposits of £363.0 million. We believe that our existing cash, cash equivalents and short term bank deposits will be sufficient to fund our operations and capital expenditure requirements for at least the next twelve months. However, we have based this estimate on assumptions that may prove to be wrong, and our operating plans may change as a result of many factors currently unknown to us. As a result, we could deplete our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:
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
•the impacts of the global geopolitical tension, supply chain disruptions, worsening macroeconomic conditions, including rising interest rates and inflation; and
•the costs of operating as a public company.

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
Our financial condition or results of operations could be adversely affected by general conditions in the global economy and in the global financial markets or by geopolitical events such as the war in Ukraine war or the conflict between Hamas and Israel. For example, inflation rates, particularly in the United States and the U.K., increased in 2023 to levels not seen in decades. Increased inflation, even if rates are decreasing, may result in increased operating costs (including labour costs) and may affect our operating budgets. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payors or our collaborators. While the long-term economic impact of either the war in Ukraine or the conflict between Hamas and Israel is difficult to assess or predict, each of these events has caused significant disruptions to the global financial markets. In addition, our potential collaborators’ businesses and cash flows have recently been and may continue to be negatively impacted by the global economic developments and geopolitical uncertainty which has led and may continue to lead to a decreased willingness to enter into new research and development partnerships and collaborations across the life sciences industry. If the disruptions and slowdown deepen or persist, we may not be able to enter into new collaboration agreements or to raise any additional financing on terms acceptable to us or at all. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

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
While the results of certain of our internal drug discovery programmes and drug discovery collaborations suggest that our platform is capable of accelerating drug discovery and identifying high-quality drug candidates, these results do not assure future success for our drug discovery collaborators or for us with our internal drug discovery programmes. Even if we or our drug discovery collaborators are able to develop drug candidates that demonstrate potential in preclinical studies, we or they may not succeed in demonstrating safety and efficacy of these drug candidates in human clinical trials. Moreover, preclinical and clinical data are susceptible to error and inaccurate or varying interpretations and analyses, and many companies that believed their drug candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drug candidates.

All of our drug candidates are in early-stage clinical development or in preclinical development. If we are unable to advance our drug candidates through clinical development, to obtain regulatory approval and ultimately to commercialise our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.
Four drug candidates that we have developed are currently in clinical trials: The Phase 1/2 clinical trial of GTAEXS617, our jointly owned candidate with GT Apeiron ("GTA"), commenced in July 2023. BMY-licensed EXS4318 and an additional two compounds that we developed for one of our collaborators for which we have no economic interest are all currently in clinical trials. Thus far, no approved therapeutics have been developed using AI. There is no assurance that any current or future clinical trials of our drug candidates will be successful or will generate positive clinical data, and we may not receive marketing approval from the U.S. Food and Drug Administration, or FDA, or other regulatory authorities for any of our drug candidates. We have never submitted an IND to the FDA. Our other drug candidates are in preclinical development. There can be no assurance that the FDA will permit the INDs for any of our drug candidates to go into effect in a timely manner or at all.
Biopharmaceutical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Failure to obtain regulatory approval for our drug candidates will prevent us from commercialising and marketing our drug candidates. Successful development of our drug candidates will depend on many factors, including:
•completing preclinical studies;
•submission of INDs and comparable foreign applications for and receipt of allowance to proceed with our planned clinical trials or other future clinical trials;
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
Before we can commence clinical trials for a drug candidate, we must complete extensive preclinical testing and studies that support our planned INDs and other regulatory filings in the United States and abroad. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if regulatory authorities will accept our proposed clinical programmes or if the outcome of our preclinical testing and studies will ultimately support the further development of any drug candidates. As a result, we cannot be sure that we will be able to submit INDs or corresponding regulatory filings for our preclinical programmes on the timelines we expect, if at all, and we cannot be sure that submission of INDs or non-U.S. regulatory filings will result in regulatory authorities allowing clinical trials to begin.
The time required to obtain approval from the FDA, the European Commission, or other non-U.S. regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of regulatory authorities. Before obtaining marketing approval from regulatory authorities for the sale of any drug candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of such drug candidate in humans. Clinical trials may fail to demonstrate that our drug candidates are safe and effective for indicated uses. Even if the clinical trials are successful, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application.
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
•delays in opening clinical trial sites or obtaining required institutional review board, or IRB, or institutional biosafety committee, or IBC, approval, or a positive opinion from an ethics committee, or that of the equivalent review groups for sites outside the United States, at each clinical trial site;
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
Our research activities and clinical trials may fail to demonstrate adequately the safety and efficacy of GTAEXS617 or any other drug candidate, which would prevent or delay development, regulatory approval and commercialisation.
Before obtaining regulatory approvals for the commercial sale of any drug candidate, including GTAEXS617, we must demonstrate, through lengthy, complex and expensive research activities and clinical trials, that our drug candidates are both safe and effective for use in each target indication. Research activities and clinical testing is expensive and can take many years to complete and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial processes, and, because GTAEXS617 is in early stages of development, there is a high risk of failure and we may never succeed in developing it as a marketable product.
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
We have successfully completed only one clinical trial, and we have not yet demonstrated our ability to successfully obtain a regulatory approval, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialisation of a drug candidate. We may not be able to file any additional CTAs or any INDs for our drug candidates on the timelines we expect, if at all. Moreover, we cannot be sure that submission of an IND or comparable foreign application will result in the FDA, or non-U.S. regulatory authority, allowing further clinical trials to begin, or that, once begun, issues will not arise that require us to suspend, vary or terminate clinical trials. Commencing each of these clinical trials is subject to finalizing the trial design based on discussions with the FDA and other regulatory authorities. Any guidance we receive from regulatory authorities is subject to change. For example, a regulatory authority could change its position, including on the acceptability of our trial designs or the clinical endpoints selected, which may require us to complete additional clinical trials or impose stricter approval conditions than we currently expect.
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
We may experience delays in initiating or completing our preclinical studies and clinical trials, including as a result of delays in obtaining, or failure to obtain, the FDA’s or comparable non-U.S. regulatory authorities' clearance to initiate clinical trials under future INDs or comparable non-U.S. applications. Additionally, we cannot be certain that preclinical studies or clinical trials for our drug candidates will not require redesign, enrol an adequate number of subjects on time or be completed on schedule, if at all. We may experience numerous unforeseen events during, or as a result of, preclinical studies and clinical trials that could delay or prevent our ability to receive marketing approval or commercialise our drug candidates, including:
•we may receive feedback from regulatory authorities that requires us to modify the design or implementation of our preclinical studies or clinical trials;
•regulators or IRBs may not authorise us or our investigators, or ethics committees may not issue positive opinions permitting us or our investigators, to commence a clinical trial or conduct a clinical trial at a prospective trial site;
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
We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions at which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trials or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination or clinical hold due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our drug candidates. Further, the FDA or comparable non-U.S. regulatory authorities may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials.
Moreover, principal investigators for our current and future clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable non-U.S. regulatory authorities. The FDA or comparable non-U.S. regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected the interpretation of the study. The FDA or comparable non-U.S. regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardised. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable non-U.S. regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our drug candidates.

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
•the risk that patients enrolled in clinical trials will drop out of the clinical trials before completion of their treatment; and
•factors we may not be able to control, such as potential future pandemics that may limit patients, principal investigators, staff or clinical site availability.
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
Positive results from early preclinical studies and clinical trials of our drug candidates are not necessarily predictive of the results of later preclinical studies and any future clinical trials of our drug candidates. Even if we are able to complete our planned preclinical studies and clinical trials of our drug candidates according to our current development timeline, the results from such preclinical studies and clinical trials of our drug candidates may not be replicated in subsequent preclinical studies or clinical trial results. If we cannot replicate such positive results in our later preclinical studies and future clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialise our drug candidates. For example, we stopped the Phase 1/2 clinical trial of EXS21546 after receiving information demonstrating that the drug candidate was not sufficiently promising to justify further clinical development.
Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical and other non-clinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical, non-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their drug candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or European Commission approval.
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
Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our drug candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. There is typically an extremely high rate of attrition for drug candidates proceeding through clinical trials. Drug candidates in later stages of clinical trials also may fail to show the desired safety and efficacy profile despite having progressed through non-clinical studies and initial clinical trials. If the results of our ongoing or future preclinical studies and clinical trials are inconclusive with respect to the safety and efficacy of our drug candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our drug candidates, we may be prevented from or delayed in obtaining marketing approval for such drug candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same drug candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. While we have not yet initiated clinical trials for certain of our drug candidates, it is likely, as is the case with many oncology therapies, that there will be side effects associated with their use. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects. Further, our drug candidates could cause undesirable side effects in clinical trials related to on-target toxicity. If on-target toxicity is observed, or if our drug candidates have characteristics that are unexpected, we may need to abandon their development or limit development to narrower uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. In addition, our drug candidates could cause undesirable side effects that we have not observed yet to date. We also may develop future drug candidates for use in combination with one or more existing cancer therapies. The uncertainty resulting from the use of our drug candidates in combination with other cancer therapies may make it difficult to accurately predict side effects in future clinical trials. Most drug candidates that commence clinical trials are never approved as products and there can be no assurance that any of our current or future clinical trials will ultimately demonstrate positive results or support further clinical development of any of our drug candidates.

If significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our trials or we may be required to abandon the trials or our development efforts of one or more drug candidates altogether. We, the FDA or other applicable regulatory authorities, or an IRB or ethics committee may suspend or terminate clinical trials of a drug candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition, results of operations and prospects.

We intend to develop GTAEXS617, and potentially other future drug candidates, for use in combination with other therapies, which exposes us to additional risks.
We intend to develop GTAEXS617 for use in combination with one or more currently approved cancer therapies. If a drug candidate we develop were to receive marketing approval for use in combination with these existing therapies, we would continue to bear the risks that the FDA or similar foreign regulatory authorities could revoke approval of the therapies used in combination with our drug candidate or that safety, efficacy, manufacturing or supply issues could arise with such existing therapies. We would be subject to similar risks if we develop any of our drug candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.
We may also potentially evaluate other drug candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or similar foreign regulatory authorities. We will not be able to market and sell any drug candidate we develop in combination with any such cancer therapies that do not ultimately obtain marketing approval whether alone or in combination with our product. In addition, unapproved cancer therapies face the same risks described with respect to our drug candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA or comparable non-U.S. regulatory authorities' approval. If safety, efficacy, manufacturing or supply issues arise with the products we choose to evaluate in combination with our drug candidates, we may be unable to obtain approval of or market such combination.

We currently, and may in the future, conduct clinical trials for our drug candidates outside the United States, and the FDA and similar foreign regulatory authorities may not accept data from such trials.
We are currently conducting clinical trials outside the United States, and we may in the future conduct clinical trials outside the United States, including in China, Australia, Europe, elsewhere in Asia or other foreign jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA or non-U.S. regulatory authorities may be subject to certain conditions. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of such data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognised competence pursuant to GCP regulation; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In general, the patient population for any clinical trials conducted outside the United States must be representative of the population for whom we intend to label the drug candidate in the United States. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any similar foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any similar foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our drug candidates not receiving approval or clearance for commercialisation in the applicable jurisdiction.

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
Similarly, in the European Union, Regulation (EC) No. 141/2000 provides that the European Commission, after receiving the positive opinion of the EMA’s Committee for Orphan Medicinal Products, may grant orphan drug designation to promote the development of drugs where their sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions; (2) either (a) such conditions affect not more than 5 in 10,000 persons in the European Union when the application is made, or (b) the product without the benefits derived from orphan status would not generate sufficient return in the European Union to justify the necessary investment in developing the medicinal product; and (3) there exists no satisfactory authorized method of diagnosis, prevention, or treatment of the condition that has been authorized in the European Union, or even if such method exists, the product will be of significant benefit to those affected by that condition. Orphan medicinal product designation entitles an applicant to incentives such fee reductions or fee waivers, protocol assistance, and access to the centralized marketing authorization procedure.
Generally, if a drug candidate with an orphan drug designation subsequently receives the first marketing approval in the United States or the European Union for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA or the European Commission from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. In the E.U., the EMA cannot accept another marketing authorization application or accept an application to extend an existing authorization for a similar product. The applicable period is seven years in the United States and ten years in the European Union. In the E.U., this ten year period may be extended by two years for medicinal products in relation to which the marketing authorization holder has complied with a related agreed pediatric investigation plan. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The exclusivity period in the European Union can be reduced to six years if, at the end of the fifth year, it is established that a drug no longer meets the criteria on the basis of which it received orphan drug designation, including if the drug is sufficiently profitable so that market exclusivity is no longer justified or where the prevalence of the condition has increased above the threshold.
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
If the FDA or a comparable foreign regulatory authority approves any of our drug candidates, the manufacturing processes, labelling, packaging, distribution, import, export, adverse event reporting, storage, advertising, promotion, monitoring and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and listing, as well as continued compliance with current Good Manufacturing Practices, or cGMPs, and GCPs for any clinical trials that we conduct post-approval. Additionally, manufacturers are required to comply with extensive FDA, and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations and applicable product tracking and tracing requirements. Any regulatory approvals that we receive for our drug candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing studies, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product. A product may not be promoted for uses that are not approved by the FDA or such other regulatory authorities as reflected in the product’s approved labelling, although physicians may, in their independent medical judgement, prescribe legally available products for “off-label” uses. If any of our current or future drug candidates is approved for marketing, and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA may also require a Risk Evaluation and Mitigation

Strategy, or REMS, to approve our drug candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimisation tools. Similar strategies may be required by non-U.S. authorities. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:
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
•imposition of a REMS, or comparable foreign strategies, which may include distribution or use restrictions;
•requirements to conduct additional post-market clinical trials to assess the safety of the product;
•clinical trial holds;
•fines, warning letters or other regulatory enforcement action;
•refusal by the FDA or comparable foreign regulatory authority to approve pending applications or supplements to approved applications filed by us or suspension, variation or revocation of approvals;
•product seizure or detention, or refusal to permit the import or export of products; and
•injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates.
The policies of the FDA, the competent authorities of the E.U. Member States, the EMA, the European Commission and other comparable regulatory authorities responsible for clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the E.U. recently changed. The E.U. Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the E.U. Clinical Trials Directive, became applicable on January 31, 2022. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each E.U. Member State, leading to a single decision for each E.U. Member State. The assessment procedure for the authorization of clinical trials has been harmonized as well, including a joint assessment by all E.U. Member States concerned, and a separate assessment by each E.U. Member State with respect to specific requirements related to its own territory, including ethics rules. Each E.U. Member State’s decision is communicated to the sponsor via the centralized E.U. portal. Once the clinical trial approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. For clinical trials in relation to which application for approval was made on the basis of the Clinical Trials Directive before January 31, 2023, the Clinical Trials Directive will continue to apply on a transitional basis until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. The CTR will apply to clinical trials from an earlier date if the related clinical trial application was made on the basis of the CTR or if the clinical trial has already transitioned to the CTR framework before January 31, 2025. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans.

In light of the entry into application of the CTR on January 31, 2022, we may be required to transition clinical trials for which we have obtained regulatory approvals in accordance with the CTD to the regulatory framework of the CTR. Transition of clinical trials governed by the CTD to the CTR will be required for clinical trials which will have at least one site active in the E.U. on January 30, 2025. A transitioning application would need to be submitted to the competent authorities of E.U. Member States through the Clinical Trials Information Systems and related regulatory approval obtained to continue the clinical trial past January 30, 2025. This would require financial, technical and human resources. If we are unable to transition our clinical trials in time, the conduct of those clinical trials may be negatively impacted.
It is currently unclear to what extent the U.K. will seek to align its regulations with the E.U. in the future. The U.K. regulatory framework in relation to clinical trials is derived from existing E.U. legislation (as implemented into U.K. law, through secondary legislation). On January 17, 2022, the U.K. Medicines and Healthcare products Regulatory Agency, or MHRA, launched an eight-week consultation on reframing the U.K. legislation for clinical trials. The U.K. Government published its response to the consultation on March 21, 2023 confirming that it would bring forward changes to the legislation. These resulting legislative amendments will determine how closely the U.K. regulations will align with the CTR. Failure of the U.K. to closely align its regulations with the E.U. may have an effect on the cost of conducting clinical trials in the U.K. as opposed to other countries and/or make it harder to seek a marketing authorization for the Company's product candidates on the basis of clinical trials conducted in the U.K..
In addition, on April 26, 2023, the European Commission adopted a proposal for a new Directive and Regulation to revise the existing pharmaceutical legislation. If adopted in the form proposed, the recent European Commission proposals to revise the existing E.U. laws governing authorization of medicinal products may result in a decrease in data and market exclusivity opportunities for our product candidates in the E.U. and make them open to generic or biosimilar competition earlier than is currently the case with a related reduction in reimbursement status.
Moreover, in December 2023, the E.U. Parliament and the Council reached a provisional agreement on the “AI Act” which is intended to introduce legislation governing the development, placing on the market and use of artificial intelligence in the E.U.. If adopted, we may be subject to additional regulatory requirements under the AI Act.
If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may not be able to obtain, may suffer a delay in obtaining, or lose any marketing approval that we may have obtained, which would adversely affect our business, financial condition, results of operations and prospects.

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

Obtaining and maintaining regulatory approval of our drug candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a drug candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the drug candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the U.S., including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In short, the foreign regulatory approval process involves all the risks associated with FDA approval. In many jurisdictions outside the U.S., a drug candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we may intend to charge for our products will also be subject to approval.

Risks Related to Our Business
We may not be successful in our efforts to identify or discover drug candidates and may fail to capitalise on programmes, collaborations or drug candidates that may present a greater commercial opportunity or for which there is a greater likelihood of success.
Research programmes to identify new drug candidates require substantial technical, financial and human resources. We may fail to identify additional potential drug candidates for clinical development. A failure to demonstrate the utility of our platform by using it ourselves to discover drug candidates for internal development could harm our business prospects.Because we have limited resources, we focus our research programmes on targets where we believe our computational assays are predictive for experimental assays, where we believe it is theoretically possible to discover a molecule with properties that are required for the molecule to become a drug and where we believe there is a meaningful commercial opportunity, among other factors. Currently, the focus of our internal drug discovery programmes is in the areas of oncology, immunology and anti-virals. We may forego or delay pursuit of opportunities with certain programmes, collaborations or drug candidates or for indications that later prove to have greater commercial potential. However, the development of any drug candidate we pursue may ultimately prove to be unsuccessful or less successful than another potential drug candidate that we might have chosen to pursue on a more aggressive basis with our capital resources. If we do not accurately evaluate the commercial potential for a particular drug candidate, we may relinquish valuable rights to that drug candidate through strategic collaboration, partnership, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialisation rights to such drug candidate. Alternatively, we may allocate internal resources to a drug candidate in a therapeutic area in which it would have been more advantageous to enter into a collaboration.

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

Our adoption and deployment of AI and machine learning ("AI/ML") technologies in our drug discovery platform and processes may not be effective and may expose us to operational challenges, reputational harm and legal liability.
The industry in which we compete is characterized by rapid technological advancements, frequent introductions of new products and heavy competition. The discovery of new drugs and the achievement of new targets remain vital to our success, and the effective implementation of AI/ML technologies into our drug discovery platform is a critical element of our business that has the potential to provide significant benefits to our business.
As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business especially as the use of AI/ML technologies becomes more important to our operations over time. Our AI algorithms may be flawed, or the datasets we use may be insufficient, of poor quality, or contain biased information, which may lead to flawed, biased, and inaccurate results. Further, our AI algorithms may rely in part on unknown third-party intellectual property rights, and the outputs we generate or seek may be infringing on those rights, which exposes us to potential legal risk. Inappropriate or controversial data practices by data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. These deficiencies could undermine the decisions, predictions, or analysis that AI applications produce, subjecting us to legal liability, and brand or reputational harm. Emerging ethical issues surround the use of AI/ML technologies, and we may be subject to reputational and legal risk if we enable or offer AI-based technologies that are controversial because of their impact on healthcare access, privacy, or other social issues.
We face increased competition from other companies that are using AI/ML technologies and related methods for drug discovery, some of which have more resources than we do and may have developed more effective methods than we have, which may reduce our effectiveness in identifying potential targets and attracting collaborators to work with us. Even with the successful implementation of AI/ML technologies, we may fail to correctly identify indications and allocate R&D resources efficiently, which could adversely impact our pipeline and ability to compete effectively.

AI/ML technologies are relatively new and the business, legal and ethical landscape regarding their use, commercialization and regulation is unsettled and constantly evolving. Uncertainty in the legal regulatory regime relating to AI/ML technologies may require significant resources to modify and maintain business practices to comply with new or rapidly changing U.S. and non-U.S. laws and regulations. Several jurisdictions around the globe, including the U.K., the E.U. and certain U.S. states have proposed, enacted or are considering laws governing the development and use of AI/ML. In the U.K., the government has published a white paper calling for existing regulators to implement certain specific principles to guide and inform the responsible development and use of AI/ML. In the E.U., regulators have reached political agreement on the text of the Artificial Intelligence Act, which, when adopted and in force, will have a direct effect across all E.U. jurisdictions and could impose onerous obligations related to the use of AI-related systems. Other jurisdictions may decide to adopt similar or more restrictive legislation that may render the use of such technologies challenging.

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

The market opportunities for our drug candidates may be smaller than we anticipate or may be limited to those patients who are ineligible for or have failed prior treatments, and our estimates of the prevalence of our target patient populations may be inaccurate.
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
•product labelling or product insert requirements of the FDA or other non-U.S. regulatory authorities;
•limitations or warnings contained in the labelling approved by the FDA or other non-U.S. regulatory authorities;
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

The effects of health epidemics in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our preclinical studies and clinical trials, as well as the business or operations of our CROs or other third parties with whom we conduct business.
Our business could be adversely affected by health epidemics in regions where we have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom we rely.
Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns, or other restrictions on the conduct of business operations could occur, whether related to new variants of COVID-19 or other infectious diseases, could impact personnel at third-party manufacturing facilities in the United Kingdom and other countries, or the availability or cost of materials, which would disrupt our supply chain. In addition, our business operations, preclinical studies and clinical trials may be affected by another pandemic, including delays or difficulties in enrolling, treating and retaining patients in our clinical trials.

We have in the past and may in the future acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and adversely affect our operating results.
In August 2021, we acquired 100% of the outstanding share capital of Allcyte GmbH, or Allcyte, a precision medicine biotechnology company. Following the acquisition, Allcyte was merged with the Group’s 100% owned subsidiary, Alphaexscientia Beteiligungs GmbH, and the merged entity was renamed as Exscientia GmbH. We may in the future seek to acquire or invest in additional businesses, solutions or technologies that we believe could complement or expand our solutions, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.
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
•decreased demand for our drug candidates, if approved;
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
Our existing insurance coverage and any additional coverage we acquire in the future may not be sufficient to reimburse us for expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. Any significant uninsured liability may require us to pay substantial amounts, and a successful liability claim or series of claims in which judgements exceed our insurance coverage could adversely affect our business, financial condition, results of operations and prospects.

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
If we are not able to establish or maintain partnerships to develop and commercialise any of the drug candidates we discover internally, we may have to alter our development and commercialisation plans for those drug candidates and our business could be adversely affected.
We have worked closely with our partners, such as Bristol Myers Squibb Company, or BMY, to develop and advance drug discovery programmes past the discovery stage and into preclinical studies or human clinical trials. We expect to rely on future collaborators for the development and potential commercialisation of drug candidates we discover internally when we believe it will help maximise the commercial value of the drug candidate. We face significant competition in seeking appropriate collaborators for these activities, and a number of more established companies may also be pursuing development and commercialisation for the same or similar drug candidates. These established companies may have a competitive advantage over us due to their size, financial resources and greater clinical development and commercialisation expertise. Furthermore, collaborations are complex and time-consuming to negotiate and document. Whether we reach a definitive agreement for such collaborations will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of preclinical studies and clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject drug candidate, the costs and complexities of manufacturing and delivering such drug candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative drug candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our drug candidate.
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
In recent periods, a limited number of collaborations accounted for a significant portion of our revenues. For the year ended December 31, 2023, one of our partners accounted for 72% of our revenue, with another accounting for a further 25%. These collaborations cover a large number of programmes under contract, and therefore represent a large portion of potential downstream value. As a result, if we fail to maintain our relationships with our collaborators or if any of our collaborators discontinue their programmes, our future results of operations could be materially and adversely affected.

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

The facilities used by our contract manufacturers to manufacture our drug candidates must be inspected by the FDA and non-U.S. regulatory authorities pursuant to pre-approval inspections that will be conducted after we submit our marketing applications to the FDA and non-U.S. regulatory authorities. We have limited control over the manufacturing process of, and will depend on, our contract manufacturers for compliance with cGMPs, with which they are required to comply, in connection with the manufacture of our drug candidates. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or other non-U.S. regulatory authorities, they will not be able to pass regulatory inspections and/or maintain regulatory compliance for their manufacturing facilities. In addition, we have limited control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority finds deficiencies with or does not approve these facilities for the manufacture of our drug candidates or if it finds deficiencies or withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our drug candidates, if approved. We, or our contract manufacturers, any future collaborators and their contract manufacturers could be subject to periodic unannounced inspections by the FDA or other non-U.S. authorities, to monitor and ensure compliance with cGMP. Despite our efforts to audit and verify regulatory compliance, one or more of our third-party manufacturing vendors may be found on regulatory inspection by the FDA or other non-U.S. authorities to be noncompliant with cGMP regulations. Our failure, or the failure of our third party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including shutdown of the third-party vendor or invalidation of drug product lots or processes, warning or untitled letters, clinical holds, fines, injunctions, civil penalties, delays, suspension, variation or withdrawal of requisite approvals (including marketing approvals), licence revocation, seizures or recalls of drug candidates or products, if approved, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business and supplies of our drug candidates, if approved.
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

We rely on third parties to conduct our clinical trials of GTAEXS617 and expect to rely on third parties to conduct future clinical trials. If these third parties do not carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialise our drug candidates and our business could be substantially harmed.
We do not have the ability to independently conduct clinical trials. We rely, and expect to continue to rely, on medical institutions, clinical investigators, contract laboratories, collaborators and other third parties, such as CROs, to assist in the conduct of clinical trials for our drug candidates, including our clinical trials of GTAEXS617. We may also rely on academic and private non-academic institutions to conduct and sponsor clinical trials relating to our drug candidates. We will not control the design or conduct of the investigator-sponsored trials, and it is possible that the FDA or non-U.S. regulatory authorities will not view these investigator-sponsored trials as providing adequate support for future clinical trials, whether controlled by us or third parties, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results.
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

We, our principal investigators and our CROs are required to comply with regulations, including GCPs, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the European Economic Area, or EEA countries, and comparable non-U.S. regulatory authorities for any products in clinical development. The FDA and non-U.S. regulatory authorities enforce GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we, our principal investigators or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable non-U.S. regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA or non-U.S. regulatory authorities will determine that any of our future clinical trials will comply with GCPs. In addition, our clinical trials must be conducted with drug candidates produced under cGMP regulations. Our failure or the failure of our principal investigators or CROs to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action. In the United States, we also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Comparable registration and transparency requirements may apply outside of the United States. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.
Although we designed our Phase 1/2 clinical trial of GTAEXS617 and intend to design the future clinical trials for our other drug candidates, we expect that CROs will assist in the conduct all of our clinical trials. As a result,we may have limited direct control over many important aspects of our development programmes, including their conduct and timing. Our reliance on third parties to conduct future clinical trials also results in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:
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
The active pharmaceutical ingredients, or APIs, used in our drug candidates are mostly supplied to us from single-source suppliers. Our ability to successfully develop our drug candidates, and to ultimately supply our commercial products in quantities sufficient to meet the market demand, depends in part on our ability to obtain the API for these products in accordance with regulatory requirements and in sufficient quantities for clinical testing and commercialisation. We do not currently have arrangements in place for a redundant or second-source supply of any such API in the event any of our current suppliers of such API cease their operations for any reason. We are also unable to predict how changing global economic conditions or potential global health concerns will affect our third-party suppliers and manufacturers. Any negative impact of such matters on our third-party suppliers and manufacturers may also have an adverse impact on our results of operations or financial condition.
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

We rely on CROs to synthesise any molecules with therapeutic potential that we discover. If such organisations do not meet our supply requirements, development of any drug candidate may be delayed.
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

Our obligations under our existing or future drug discovery collaboration agreements may limit intellectual property rights that are important to our business. Further, if we fail to comply with our obligations under our existing or future collaboration agreements, or otherwise experience disruptions to our business relationships with our prior, current, or future collaborators, we could lose intellectual property rights that are important to our business.
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

Risks Related to Government Regulation and Legal Compliance Matters
We are subject to stringent and evolving global laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could result in additional costs and liabilities to us or inhibit our ability to collect and process data globally, and could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.
In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, sensitive third-party data, and other sensitive data we may process, e.g., business plans, transactions, or financial information. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.
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
In Europe, the E.U. and the U.K. General Data Protection Regulations, (respectively, the “E.U. GDPR” and the “U.K. GDPR”, together the "GDPR") each impose strict requirements around the processing of personal data: Under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the E.U. GDPR, 17.5 million pounds sterling under the U.K. GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. Other countries outside of Europe have enacted or are considering enacting similar comprehensive data privacy and security laws and regulations, which could increase the cost and complexity of operating our business. Complying with these and other similar laws, regulations and practices across Europe and elsewhere may cause us to incur substantial operational costs or require us to change our business practices, and could expose us to risks of material fines, penalties and liability.
In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area, or “EEA”, and the United Kingdom have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and United Kingdom to the United States in compliance with law, such as the European Commission’s Standard Contractual Clauses, the United Kingdom’s International Data Transfer Agreement and United Kingdom Transfer Addendum, and the E.U.-U.S. Data Privacy Framework and the United Kingdom’s Extension to that Framework (which allows for transfers for relevant U.S.-based organizations who self-certify compliance and participate in the relevant Framework and/or Extension), these mechanisms are subject to potential legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the United Kingdom or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and United Kingdom to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.
In addition, analysis of certain concepts that are fundamental to E.U. GDPR and the U.K. GDPR compliance are highly complex and open to subjective interpretation—particularly so in respect of processing that occurs in multi-party data processing environments such as those in which we operate our business. For example, in contexts such as these, classification of an organisation’s role in relation to any given processing and the appropriate legal basis for that processing (where required)—each of which is foundational to determining the nature of that organisation’s compliance obligations—requires a subjective analysis of the factual circumstances at hand on a case-by-case basis, which may be open to divergent and/or contradictory conclusions and/or regulatory guidance.

Generally, these laws exemplify the vulnerability of our business to the evolving regulatory environment related to personal data and may require us to modify our processing practices at substantial costs and expenses in an effort to comply. Changes in laws or regulations in this area could require us to change our business practices and put in place additional compliance mechanisms, may interrupt or delay our development, regulatory and commercialisation activities and increase our cost of doing business, and could lead to government enforcement actions, private litigation and significant fines and penalties against us, and could have a material adverse effect on our business, financial condition or results of operations.
In the past few years, numerous U.S. states—including California, Virginia, Colorado, Connecticut, and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services.
Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, or “CPRA”, (collectively, “CCPA”) applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data we maintain about California residents. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts, and increase legal risk and compliance costs for us, the third parties upon whom we rely. While we are not subject to the CCPA or CPRA at present, we may be if we expand our operations to California. Many other states are considering similar legislation.
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
We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations.
If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials.
Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including clinical trials); interruptions or stoppages of data collection needed to train our algorithms; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

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
•HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit programme, including private third-party payors, knowingly and wilfully embezzling or stealing from a healthcare benefit programme, wilfully obstructing a criminal investigation of a healthcare offence, and creates federal criminal laws that prohibit knowingly and wilfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services
•HIPAA, as amended by Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates and subcontractors that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.
•Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.
•The federal transparency requirements under the Physician Payments Sunshine Act, created under the ACA, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Programme to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.
•State and foreign laws that are analogous to each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers.

•State and foreign laws that require pharmaceutical companies to implement compliance programmes, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the government, or to track and report gifts, compensation and other remuneration provided to physicians and other healthcare providers; state laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state and local laws that require the registration of pharmaceutical sales representatives; state and foreign laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state and foreign laws that require the posting of information relating to clinical trials and their outcomes; and other federal, state and foreign laws that govern the privacy and security of personal data, health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts.
Outside the United States, interactions between pharmaceutical companies and healthcare professionals are also governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.
Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. Violations of applicable healthcare laws and regulations may result in significant civil, criminal and administrative penalties, damages, disgorgement, fines, individual imprisonment, exclusion of products from government funded healthcare programmes, such as Medicare and Medicaid or comparable programs outside of the United States, additional reporting requirements and/or oversight if a corporate integrity agreement or similar agreement is executed to resolve allegations of non-compliance with these laws and the curtailment or restructuring of operations. In addition, violations may also result in reputational harm, diminished profits and future earnings.

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

Since its enactment, there have been numerous judicial, administrative, executive and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court and members of Congress have introduced several pieces of legislation aimed at significantly revising or repealing the ACA. On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Prior to the Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrolment period for purposes of obtaining health insurance coverage through the ACA marketplace. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (“IRA”) into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D programme beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount programme. The implementation of the ACA is ongoing, and the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare programme, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programmes. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013, and, due to subsequent legislative amendments, will remain in effect through 2032 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centres and cancer treatment centres, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The BBA also amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.”
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
In addition, the IRA will, among other things, (i) allow HHS to negotiate the price of certain drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, and (ii) impose rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions take effect progressively starting in 2023, although the Medicare drug price negotiation program is currently subject to legal challenges. It is currently unclear how the IRA will be effectuated but is likely to have a significant impact on the pharmaceutical industry. In response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.
At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programmes. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.
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
Outside the United States, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. The E.U. provides options for E.U. Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An E.U. Member State may approve a specific price for the medicinal product, it may refuse to reimburse a product at the price set by the manufacturer or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Many E.U. Member States also periodically review their reimbursement procedures for medicinal products, which could have an adverse impact on reimbursement status. Moreover, in order to obtain reimbursement for our products in some European countries, including some E.U. Member States, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. Further, an increasing number of E.U. and other foreign countries use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.
If we are unable to establish or sustain coverage and adequate reimbursement for any drug candidates, if approved, from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those drug candidates, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favourable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favourable coverage policies and reimbursement rates may be implemented in the future. Additionally, any companion diagnostic test that we develop will be required to obtain coverage and reimbursement separate and apart from the coverage and reimbursement we seek for our product candidates, if approved. If any companion diagnostic is unable to obtain reimbursement or is inadequately reimbursed, that may limit the availability of such companion diagnostic, which would negatively impact prescriptions for our product candidates, if approved.

Our employees, independent contractors, consultants and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading laws, which could cause significant liability for us and harm our reputation.
We are exposed to the risk of fraud or other misconduct by our employees, independent contractors, consultants and vendors. Misconduct by these partners could include intentional failures to comply with FDA regulations or similar regulations of comparable non-U.S. regulatory authorities, provide accurate information to the FDA or comparable non-U.S. regulatory authorities, comply with manufacturing standards, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable non-U.S. regulatory authorities, report financial information or data accurately or disclose unauthorised activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. This could include violations of HIPAA, other U.S. federal and state law and requirements of non-U.S. jurisdictions, including the European Union Data Protection Regulation. We are also exposed to risks in connection with any insider trading violations by employees or others affiliated with us. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards, regulations, guidance or codes of conduct. Furthermore, our employees may, from time to time, bring lawsuits against us for employment issues, including injury, discrimination, wage and hour disputes, sexual harassment, hostile work environment or other employment issues. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Our internal information technology systems, or those of our third-party vendors, contractors or consultants, may fail or suffer security breaches, loss or leakage of data and other disruptions, which could result in adverse consequences resulting from any such incident, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.
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
In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.
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
While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties upon which we rely). We may not, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.
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
In February 2024, our Chief Executive Officer was terminated and our Chief Scientific Officer was appointed as Interim Chief Executive Officer. The loss of the services of any of our other executive officers or other key employees could impede the achievement of our development and sales goals in our software business and the achievement of our research, development and commercialisation objectives in our drug discovery business. In either case, the loss of the services of our executive officers or other key employees could seriously harm our ability to successfully implement our business strategy. The Nominating and Corporate Governance Committee has instituted a search for a chief executive officer, but, replacing our chief executive officer or any other executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals with the breadth of skills and experience required to successfully develop, gain regulatory approval of, and commercialise products in the life sciences industry.
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

We may be unable to manage our rapid recent growth effectively, which could make it difficult to execute our business strategy.
Since our inception in 2012, we have experienced rapid growth. This growth has required our management to face complexities across all aspects of our business, including complexities associated with increased headcount, expansion of international operations, expansion of facilities, execution on new lines of business and implementations of appropriate systems and controls to grow the business. Our growth has required significant time and attention from our management, and placed strains on our operational systems and processes, financial systems and internal controls and other aspects of our business.
While we are currently focused on integrating existing employees into our company and progressing our drug candidates and technology platform to deliver against our corporate goals, we expect to increase headcount and to hire more specialised personnel as we grow our business in the future. We will need to continue to hire, train and manage additional qualified scientists, engineers, laboratory personnel and sales and marketing staff and improve and maintain our technology to properly manage our growth. We may also need to hire, train and manage individuals with expertise that is separate, supplemental or different from expertise that we currently have, and accordingly we may not be successful in hiring, training and managing such individuals. For example, if our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. Improving our technology and processes have required us to hire and retain additional scientific, engineering, sales and marketing, software, manufacturing, distribution and quality assurance personnel. As a result, we have experienced rapid headcount growth from 17 employees as of January 1, 2018 to 483 employees as of December 31, 2023. Moreover, we expect that we will need to hire additional accounting, finance and other personnel in connection with our ongoing efforts to comply with the requirements of being a public company. A risk associated with experiencing this rate of growth, for example, is that we may face challenges integrating, developing and motivating our many new employees who are increasingly dispersed geographically.

Our rapid recent growth has, placed strains on our reporting systems and procedures. For example, in connection with the preparation and audits of our financial statements as of and for the years ended December 31, 2022 and 2023, material weaknesses were identified in our internal control over financial reporting, as described elsewhere in this “Risk Factors” section. To effectively manage our growth, we must continue to improve our operational and manufacturing systems and processes, our financial systems and internal controls and other aspects of our business and continue to effectively expand, train and manage our personnel. The time and resources required to improve our existing systems and procedures, implement new systems and procedures and to adequately staff such existing and new systems and procedures are uncertain, and failure to complete this in a timely and efficient manner could adversely affect our operations and negatively impact our business and financial.

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
We are headquartered in the United Kingdom. The United Kingdom formally exited the European Union, commonly referred to as Brexit, on January 31, 2020. Under the terms of its departure, the United Kingdom entered a transition period, or the Transition Period, during which it continued to follow all European Union rules, which ended on December 31, 2020. A trade and cooperation agreement, or the Trade and Cooperation Agreement, or TCA, that outlines the post-Transition Period trading relationship between the United Kingdom and the European Union, was agreed to in, and applied from, December 2020 and formally entered into force on May 1, 2021.
Since January 1, 2021 the United Kingdom has operated under a separate regulatory regime to the European Union. European Union laws regarding medicinal products only apply in respect of the United Kingdom to Northern Ireland (as set out in the Protocol on Ireland/Northern Ireland). The European Union laws that have been transposed into United Kingdom law through secondary legislation remain applicable. While the United Kingdom has indicated a general intention that new law regarding the development, manufacture and commercialisation of medicinal products in the United Kingdom will align closely with European Union law there are limited detailed proposals for future regulation of medicinal products. The TCA includes specific provisions concerning medicinal products, which include the mutual recognition of Good Manufacturing Practice, or GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued (such mutual recognition can be rejected by either party in certain circumstances), but does not foresee wholesale mutual recognition of United Kingdom and European Union pharmaceutical legislation including in relation to batch testing and pharmacovigilance, which remain subject to further negotiation. The U.K. has unilaterally agreed to accept E.U. batch testing and batch release. However, the E.U. continues to apply E.U. laws that require batch testing and batch release to take place in the E.U. territory. This means that medicinal products that are tested and released in the U.K. must be retested and re-released when entering the E.U. market for commercial use. Therefore, there remains political and economic uncertainty regarding to what extent the regulation of medicinal products will differ between the United Kingdom and the European Union in the future.
Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our drug candidates is derived from European Union Directives and Regulations, the development, manufacture, importation, approval and commercialisation of our drug candidates in the United Kingdom, and the European Union given our operations in the United Kingdom, will be materially affected by Brexit. Great Britain is no longer covered by the European Union’s procedures for the grant of marketing authorisations (Northern Ireland is covered by the centralised authorisation procedure and can be covered under the decentralised or mutual recognition procedures). A separate marketing authorisation granted by the U.K. competent authorities will be required to market drugs in Great Britain. It is currently unclear whether the Medicines and Healthcare products Regulatory Agency in the United Kingdom is sufficiently prepared to handle the increased volume of marketing authorisation applications that it is likely to receive.
On March 24, 2023, the Withdrawal Agreement Joint Committee adopted the U.K. Government and the European Commission political agreement on the “Windsor Framework”. The Framework is intended to revise the Northern Ireland Protocol. If the changes are adopted in the form proposed, medicinal products to be placed on the market in the U.K. will be authorized solely in accordance with U.K. laws. The implementation of the Windsor Framework would occur in stages, with new arrangements relating to the supply of medicinal products into Northern Ireland anticipated to take effect in 2025.

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
In addition, we may be required to pay taxes or duties or be subjected to other hurdles in connection with the trade of our drug candidates between the European Union and the United Kingdom, or we may incur expenses in establishing a manufacturing facility in the European Union to circumvent such hurdles, all of which may make our doing business in the European Union more difficult. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom or the European Union for our drug candidates, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business.
As a result of Brexit or otherwise, other European countries may seek to conduct referenda with respect to their continuing membership with the European Union. Given these possibilities and others we may not anticipate, as well as the absence of comparable precedent, it is unclear what financial, regulatory and legal implications the withdrawal of the U.K. from the European Union will have in the long-term and how such withdrawal will affect us, and the full extent to which our business could be adversely affected.
Exchange rate fluctuations may materially affect our results of operations and financial condition.
Owing to the international scope of our operations, fluctuations in exchange rates, particularly between the pound sterling and the U.S. dollar, may adversely affect us. Although we are based in the United Kingdom, our CROs are located in a number of different geographic locations and we source research and development, manufacturing, consulting and other services from the United States and the European Union. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the euro, which may have a significant impact on our results of operations and cash flows from period to period.
Our ADSs trade in U.S. dollars. As a result of fluctuations in the exchange rate between the U.S. dollar and the pound sterling, the U.S. dollar equivalent of the proceeds that a holder of ADSs would receive upon the sale in the U.K. of any ordinary shares withdrawn from the depositary and the U.S. dollar equivalent of any cash dividends paid in pounds sterling on our ordinary shares represented by ADSs could also decline.

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
•general economic, industry, political and market conditions;
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
Our executive officers, directors and current beneficial owners of five percent or more of our ordinary shares and their respective affiliates, in aggregate, beneficially own approximately 53% of our outstanding ordinary shares, based on the number of ordinary shares outstanding as of March 1, 2024 .
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
In connection with the purchase by the Gates Foundation of 1,590,909 of our ADSs, concurrently with our initial public offering in a private placement that closed in October 2021, we entered into a Global Access Commitments Agreement, or the Global Access Agreement, pursuant to which we are required to take certain actions to support the Gates Foundation’s mission. In the event that we are in breach of certain related provisions of the Global Access Agreement, following a cure period, we may be required to repurchase for cash all, or to facilitate the purchase by a third party of all, of the ADSs purchased by the Gates Foundation in the concurrent private placement, at terms that may not be favourable to us. If this occurs, cash used for this purpose may adversely affect our liquidity, cause us to reduce expenditures in other areas of our business, or curtail our growth plans. If we do not have sufficient cash on hand to purchase the securities, we may have to seek financing alternatives in order to meet our obligations, and there is no certainty that financing would be available on reasonable terms or at all. During any period that we are unable to repurchase the ADSs held by the Gates Foundation or arrange for a third party to purchase such ADSs, we would not likely be allowed to pay dividends, repurchase the securities of any other shareholder or otherwise make any other distribution to any of our shareholders in connection with their securities. Therefore, meeting this purchase obligation, if necessary, could have a material adverse effect on our business and financial results.

Future sales, or the possibility of future sales, of a substantial number of our securities could adversely affect the price of the shares and dilute shareholders.
Sales of a substantial number of our ADSs in the public market could occur at any time, subject to certain restrictions described below. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of the ADSs could decline significantly. We have 125,702,396 outstanding ordinary shares (including ordinary shares represented by ADSs) as of December 31, 2023. As of December 31, 2023, holders of an aggregate of approximately 59,017,200 ordinary shares have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders, as well as to cooperate in certain public offerings of such ordinary shares. In addition, we have registered all ordinary shares that we may issue under our equity compensation plans and these ordinary shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

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
We are incorporated under English law and have our registered office in England. Certain members of our board of directors and senior management are non-residents of the U.S., and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the U.S. or to enforce judgements obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States.
The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgements in civil and commercial matters. Consequently, a final judgement for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognised or enforceable in the United Kingdom. In addition, uncertainty exists as to whether the courts of England and Wales would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgement for a definite sum obtained against us in U.S. courts would be treated by the courts of the United Kingdom as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgement based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such a decision. If an English court gives judgement for the sum payable under a U.S. judgement, the English judgement will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.
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

We qualify as a foreign private issuer, which means we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. domestic registrants.
We qualify as a “foreign private issuer,” as defined in the SEC rules and regulations and, consequently, we are not subject to all the requirements applicable to companies that are subject to the disclosure obligations for companies organised within the United States, or U.S. domestic registrants. For example, we are currently exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorisations applicable to a security registered under the Exchange Act. In addition, our executive officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic registrants and our financial statements do not have to be prepared in accordance with U.S. GAAP. Accordingly, there may be less publicly available information concerning our company than there is for U.S. domestic registrants and we expend fewer resources complying with our reporting obligations than do U.S. domestic registrants.
As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events and disclosing our financial results. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in U.S. domestic registrants.

As a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to public companies organised in the United States.
We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow English corporate law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. public companies listed on Nasdaq, which may provide less protection to our shareholders than what is accorded to investors under the Nasdaq rules applicable to U.S. public companies.
We are entitled to deviate from the Nasdaq standards and rules applicable to the operations of our board of directors and related disclosures. We are not subject to Nasdaq Listing Rule 5605(b)(2) because English law does not require that independent directors regularly have scheduled meetings at which only independent directors are present. Similarly, English law does not require that we adopt a compensation committee or that such committee be fully comprised of independent directors. As a result, our compensation committee practice may vary from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. English law requires that we disclose information regarding compensation of our directors for services as a director of an undertaking that is our subsidiary undertaking and as a director of any other undertaking of which a director is appointed by virtue of our nomination (directly or indirectly) but not other third-party compensation of our directors or director nominees. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3). Additionally, we are not subject to Nasdaq Listing Rule 5605(e) because, under English law, director nominees are not required to be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.

Furthermore, English law does not have a regulatory regime for the solicitation of proxies applicable to us, thus our practice varies from the requirements of Nasdaq Listing Rule 5620(b) regarding the solicitation of proxies. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice will vary from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. In addition, while we have adopted a code of business conduct and ethics, English law does not require us to publicly disclose waivers from this code that have been approved by our board within four business days. As a result, our practice varies from the requirements for U.S. public companies pursuant to Nasdaq Listing Rule 5610. We expect to report any such waivers in the subsequent Annual Report on Form 20-F. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we have voluntarily adopted a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. public company.
In accordance with our listing on Nasdaq, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to U.S. public companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional requirements applicable to U.S. public companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer, subject to certain phase-in requirements permitted by Rule 10A-3 of the Exchange Act.

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
A company’s internal control over financial reporting are processes designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
Section 404(a) of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, requires that management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently, will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an emerging growth company.
In connection with this assessment, our management identified the following material weaknesses in our internal control over financing reporting as of December 31, 2023, both of which were identified in the course of preparing our consolidated financial statements for the year ended December 31, 2022:
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
As a result of the material weaknesses described above, our management has concluded that our internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2023.
With the oversight of senior management and our audit committee, we continue to evaluate our internal control over financial reporting and are taking several remedial actions to further address the material weaknesses that has been identified, including:
•We are in the process of implementing and operating the designed information technology general controls, including controls over the maintenance of appropriate segregation of duties,
•We have engaged an external professional advisor with sufficient technical accounting expertise to assist us in the implementation and evaluation of internal controls over financial reporting, including the implementation and documentation of formal processes and controls to address the components of the COSO framework, which included formal accounting policies and procedures, maintaining evidence of control operation and segregating duties amongst accounting personnel,

•We engaged an external professional advisor with sufficient technical accounting expertise to assist us in finalizing the design of our financial control environment, including information technology general controls and controls over the maintenance of appropriate segregation of duties; and
•We continue to recruit in order to ensure that we have the necessary expertise and bandwidth within the finance team to address the above material weaknesses including the hire of senior personnel with significant experience relating to the implementation and execution of information technology general controls, and we will enhance training of our personnel and clearly communicate control responsibilities.
However, as a result of the material weaknesses described above, management concluded our internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2023 and we have concluded that the material weaknesses in our internal control over financial reporting had not been fully remediated as of December 31, 2023.
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

If we are (or one of our non-U.S. subsidiaries is) a “controlled foreign corporation,” or a CFC, there could be adverse U.S. federal income tax consequences to certain U.S. investors.
Generally, if a U.S. investor is treated as owning, directly, indirectly or constructively, at least 10% of either the total value or total combined voting power of our stock, such U.S. investor may be treated as a “United States shareholder” with respect to each CFC in our group, if any, for U.S. federal income tax purposes. A non-U.S. corporation will generally be a CFC for U.S. federal income tax purposes if U.S. shareholders own, directly, indirectly or constructively, more than 50% of either the total value or total combined voting power of the stock of such corporation. Because our group includes U.S. subsidiaries, our current non-U.S. subsidiaries and potentially any future newly formed or acquired non-U.S. subsidiaries will be treated as CFCs, regardless of whether we are treated as a CFC. A U.S. shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments of earnings in U.S. property, regardless of whether such CFC makes any distributions to its shareholders. Additionally, an individual that is a U.S. shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with CFC reporting obligations may also subject a U.S. shareholder to significant monetary penalties. We cannot provide any assurance that we will furnish to any U.S. shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the CFC rules. U.S. investors should consult their tax advisors regarding the potential application of the CFC rules to their investment in our ordinary shares or ADSs.

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
Based upon the value of our assets and the nature and composition of our income and assets, we expect that we will not be a PFIC for the taxable year ended December 31, 2023 though no assurance can be made in this regard. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. For instance, for our current and future taxable years, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. If our market capitalisation declines while we hold a substantial amount of cash and cash equivalents for any taxable year, we may be a PFIC for that taxable year. Furthermore, under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year, which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. We currently do not generate revenues from the commercialisation of drug candidates and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of active income to offset our passive financing income. As a result, there can be no assurance that we will not be a PFIC for the current or any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion and that the IRS would not successfully challenge our position.
For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, as well as certain elections that may be available to U.S. investors, see the section of this annual report titled “Item 10.E – Additional Information – Taxation – Material U.S. federal income tax considerations for U.S.investors.” U.S. investors should consult their tax advisors regarding the potential application of the PFIC rules to their investment in our ordinary shares or ADSs.

We may be unable to use net operating loss and tax credit carry forwards and certain built-in losses to reduce future tax payments or benefit from favourable U.K. tax legislation.
As a U.K. incorporated and tax resident entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception and therefore have not paid any U.K. corporation tax. As of December 31, 2023, we had cumulative carryforward U.K. tax losses of £202.5 million. Subject to any relevant utilisation criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry forward and utilisation against future operating profits.
As a company that carries out extensive research and development, or R&D, activities, we seek to benefit from the U.K. R&D tax credit regime. In respect of accounting periods in which we qualify as a Small and Medium-sized Enterprise, or SME, and in which our qualifying R&D expenditure represents 40% (or, from April 1, 2024, 30%) or more of the total expenditure (meaning we also qualify as “R&D-intensive” during such accounting period), we may, under this regime, surrender the trading losses that arise from our R&D activities for a cash rebate of up to 26.97% of qualifying R&D expenditure. Accordingly, if we cease to qualify as an R&D-intensive SME in future, we will either cease to be able to claim cash rebates in respect of our R&D activities, or only be able to receive cash payments or other tax relief (under other provisions of the U.K. R&D tax credit regime) at a significantly lower rate than at present. Further, the regime’s rules are complex, and if a tax authority were to challenge or seek to disallow our claims (in whole or in part), for example by asserting that we do not (or the relevant expenditure does not) meet the technical conditions to be granted tax credits (or cash rebates), then such challenge or disallowance, if successful, could have a material impact on our cash-flow and financial performance. In addition, future changes to the U.K. R&D tax credit regime may mean that we no longer qualify for it or have a material impact on the extent to which we can make claims (or benefit from them).
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
We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate, and the tax treatment of our ADSs and ordinary shares, could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration or being implemented at national or international level (such as those related to the Base Erosion and Profit Shifting, or BEPS, Project, of the Organisation for Economic Co-Operation and Development, or OECD, or initiatives of the European Commission); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the stamp duty or stamp duty reserve tax treatment of our ADSs or ordinary shares. For instance, the recently enacted Inflation Reduction Act imposes, among other rules, a 15% minimum tax on the book income of certain large corporations.
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
On September 22, 2021, Exscientia Limited was re-registered as a public limited company with the name Exscientia plc. English law provides that our board of directors may only allot shares (or grant rights to subscribe for or convert any security into shares) with the prior authorisation of shareholders, such authorisation stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant ordinary shareholder resolution passed by shareholders at a general meeting. We have obtained authority from our shareholders to allot additional shares for a period of five years from September 15, 2021, which authorisation will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).
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

Item 4. Information on the Company
A. History and Development of the Company
Exscientia was founded in 2012 as Exscientia Limited, a private company incorporated under the rules of Scotland. On June 29, 2021, Exscientia plc was incorporated under the laws of England and Wales as Exscientia Holdings Limited, with nominal assets and liabilities for the purpose of becoming the ultimate holding company for Exscientia AI Limited (formerly Exscientia Limited) and consummating the corporate reorganisation. Exscientia Inc., a Delaware corporation, is our wholly owned subsidiary. In August 2021, we acquired 100% of the outstanding share capital of Allcyte, a precision medicine biotechnology company. In October 2021, we completed the initial public offering of our ADSs on the Nasdaq Global Select Market. Our ADSs are traded under the symbol EXAI. Our ordinary shares are not listed.
Our registered office in the United Kingdom is located at The Schrödinger Building, Oxford Science Park, Oxford OX4 4GE, United Kingdom, and the telephone number of our registered office is
+44 (0) 1865 818941. Our principal executive offices and agent for service of process in the United States are located at Office I00 Biscayne Boulevard; Suite 2106; Miami, Florida 33132, United States and our telephone number is +1 954 406 8602.
Our actual capital expenditures for the years ended December 31, 2023 and 2022 amounted to £26.7 million and £22.4 million, respectively. These capital expenditures primarily consisted of property, plant and equipment, leasehold improvements, lab equipment and computer equipment and software in the United Kingdom and Austria. In addition, we made capital contributions totalling £1.8 million and £0.2 million, respectively during the years ended December 31, 2023 and 2022 to our joint venture with RallyBio IPB, LLC, RE Ventures I, LLC.
The SEC maintains an Internet site that contains reports, proxy information statements and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov. Our website address is www.exscientia.ai. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website or any other website cited in this annual report is not part of this annual report.

B. Business Overview
We are a drug design company using artificial intelligence, or AI, and other technologies to efficiently design and develop differentiated medicines for diseases with high unmet patient need. The focus of our platform is to improve the probability of successful drug development by identifying and resolving likely points of failure using our AI design technology, translational systems and clinical modelling. We have demonstrated our platform can achieve design goals beyond current industry standards by advancing multiple development candidates with differentiated properties, four of which are currently in clinical trials. Our internal pipeline is primarily focused on oncology, but we also use our design capabilities with partners to expand our pipeline and generate income.
We believe many drug candidates fail due to predictable drug design issues. For more than a decade, we have been utilising AI to overcome these design issues and create better quality drug candidates. We also integrate novel experimental and automation systems in order to test and validate our AI-based simulations. Our closed loop of virtual design and physical experimentation is a critical advantage of our company because it allows our platform to learn quickly, to generate data that would not be available externally, and to be cost effective and reproducible.

Our technology platform spans generative AI, active learning, machine learning, physics-based systems, large language models and many other predictive systems. However, the output of our technology is always a measurable drug. We have over 20 drug programmes advancing, including at least two with expected clinical milestones in 2024. Each drug we create needs to have a meaningful design advantage over known competitors that is expected to have clinical benefit and can be clearly measured.
Our lead internal candidate, a CDK7 inhibitor known as GTAEXS617 (‘617), is currently in a Phase 1/2 trial with initial data expected in the second half of this year. ‘617 was precision designed to manage the potential toxicities associated with CDK7 as well as optimising pharmacokinetics for maximising on-target efficacy.
We designed a PKC-theta inhibitor for Bristol Myers Squibb that they then in-licensed and are currently testing in Phase 1 clinical trials. Despite PKC-theta being a target of high interest, with more than a dozen companies having attempted to design compounds for the target, no competitor drug candidates have been sufficiently potent and selective and our candidate has the potential to be first-in-class. We have ongoing milestones and royalties associated with the programme.
We have two additional internal programmes in IND-enabling studies, respectively targeting LSD1 and MALT1. Both of these candidates were designed to mitigate known toxicities that have been seen in competitive programmes. By understanding the origin of these toxicities and designing against them we believe we have produced two candidates that will have an improved probability of success in clinical development.
Over time, we believe our transformational way of designing and developing drugs can change the industry's underlying pharmacoeconomic model, what we call 'shifting the curve'. We aim to demonstrate that it is simultaneously possible to improve probability of success through designing better quality drugs while also reducing investment requirements through improved technologies and process.

Key Achievements in 2023 and 2024 to Date
Pipeline Achievements

•Our partner, Bristol Myers Squibb (BMY) initiated a Phase 1 clinical trial in February 2023 for EXS4318 (‘4318), a PKC-theta inhibitor that BMY in-licensed in 2021, with potential in inflammation and immunology.
•In March 2023, two additional internal programmes entered IND-enabling studies. Each of the compounds, EXS74539 (‘539), our LSD1 inhibitor, and EXS73565 (‘565), our MALT1 inhibitor, are wholly owned by Exscientia with potential in haematology and oncology.
•We initiated a Phase 1/2 trial, in mid-2023, to study GTAEXS617 (‘617) our CDK7 inhibitor partnered with GT Apeiron (GTA), in six different tumour types including ovarian cancer, pancreatic cancer, HR+ HER2- breast cancer, head and neck cancer, non-small cell lung cancer and colorectal cancer.

Partnership Achievements
•We signed a new multi-target AI drug discovery collaboration with Merck KGaA, Darmstadt, Germany in September 2023. The collaboration is focused on the discovery of novel small molecule drug candidates across oncology, neuroinflammation and immunology.
•In October 2023, we announced the achievement of the first milestone in our current Sanofi collaboration. This was for the first program initiated with Sanofi.
•In December 2023, we announced that we had received a $2.3 million grant from Open Philanthropy to drive research on the host-interferon response as a pathway to treating and preventing pandemic influenza.
•In December 2023, we added a new programme to our pre-existing collaboration with Sanofi, which was internally discovered by Exscientia. This program is not in an oncology indication and allows us to focus internally on high value oncology indications. Under the terms of the amended agreement, Exscientia is eligible for up to $45 million in upfront and preclinical milestone payments.

Platform Achievements
•In March 2023, we announced a collaboration with Charité – Universitätsmedizin Berlin (Charité). This highlights the scalability of our primary patient tissue platform, as Charité will be able to utilise cloud-based AI to analyse samples that have been imaged onsite.
•We opened our novel automated discovery laboratory in mid-2023. We believe that this integration of AI with automation has the potential to bring significant efficiencies to the drug design process.
•In July 2023, we launched EXCYTE-1, a prospective observational study evaluating the potential of our functional precision medicine platform in ovarian cancer. This expands the scope of our precision medicine platform to solid tumours.
•In the fourth quarter of 2023, we deployed large language models internally for the use of target hypothesis generation. These models, which are based on both public and proprietary datasets, have been integrated with our existing target identification infrastructure with the aim to enhance the productivity of our discovery platform.
•In February 2024, we initiated EXCYTE-2, an observational clinical study in acute myeloid leukaemia, or AML, to investigate the relationship between ex vivo drug response, measured in primary blood or bone marrow samples using our functional precision medicine platform, and actual patient clinical response.

Our Strategy
Our strategy is to combine precision design, the deliberate placement of each atom in a compound, with integrated experiment, the ability to embed experimentation into our technology platform. This will enable us to design and develop better quality, balanced and differentiated medicines for patients with a higher probability of success in a faster and more efficient manner than industry average. By primarily focusing on the design of small molecules, we believe we can overcome complex issues that have impacted the success of other medicines. Our average time from initiating novel designs to first synthesis of the eventual drug candidate is approximately one year, and we typically synthesise fewer than a tenth of the number of compounds compared to conventional approaches.
Our approach aims to modernise the process of discovering and developing drugs, replacing the sequential, artisanal approach that currently dominates the industry, with an integrated, AI-first, patient-based learning system that is suited to the complexity of drug discovery.
We believe drugs often fail at the first step: design. By using precision design and integrated experiment, we believe we can accelerate the discovery of medicines and improve the probability of clinical success. We are driven to codify and optimise drug discovery, to move away from traditional sequential design, and instead leverage AI-based multi-parameter optimisation to scale the creation of precision engineered drugs.
Our innovative and advanced technologies and automation are designed to engineer better molecules than what has been accomplished with traditional methods. We believe our platform has the potential to fundamentally improve the probability of clinical and commercial success.

Precision Design
A drug’s potential utility is encoded into its chemical structure from the moment it is first designed. Before a compound is ever synthesised and tested, the placement of each atom and bond will have predetermined how it will interact with the incredible complexity of human biology and disease. The molecular structure of the compound determines its potency, selectivity, safety, absorption, dose requirements and manufacturability as well as many other features that define a drug product. We believe every drug candidate should be designed at the atomic level to drive optimal efficacy with minimal side effects.
Design from any data. High quality drugs need to satisfy dozens of diverse parameters, defined as a target product profile, or TPP. No single data type, such as a protein structure or cellular assay, can inform all of the parameters necessary to design a TPP. Our AI platform is data-agnostic, capable of modelling and exploiting diverse data types, including protein structures, high content screening, pharmacology and other data, through thousands of machine learning, physics-based and other predictive models. We have also developed proprietary tech-enabled laboratory capabilities to generate a wide variety of high-fidelity screening data (high content, biophysical, pharmacological and biochemical) and structural biology data to provide differentiated insights for our projects.
Our tech-driven design cycle. Our design philosophy is that every molecule should be designed by an algorithm. We unlock the creativity of AI through the use of reinforcement learning, deep learning and evolutionary algorithms to precisely design and select novel compounds that meet our design objectives. Our design cycle is as follows:

Tech-driven Design Cycle
Virtual/Computational
Physical
1
TPP
Clearly defining target properties and measure progress
2
Data
Collecting and curating diverse data, including the generation of proprietary data
3
Models
Building, learning, updating, testing and validation
4
Generative Design
Using our generative AI and multi-parameter optimisation approaches to create molecules that meet criteria, refining those with the highest potential
5
Active Learning
Using active learning and predictive models to create prioritised molecules
6
Chemical Synthesis
10 to 20 selected molecules are synthesised
7
Biological Testing
Synthesised molecules are tested extensively
8
Update & Integrate Project Data
Feeding the data back to build certainty into our predictive models so that the next cycle can commence

Benefits of multi-parameter optimisation. Conventional drug discovery approaches focus on sequential design improvements, usually starting with target potency, then selectivity, then refining other properties, which often leads to suboptimal molecules . AI excels at multi-parameter optimisation, and our platform can design against more complex endpoints than have been conventionally possible. We have successfully designed molecules with very little starting data, with and without x-ray structure, and directly using high dimensional, high content data. We can also design small molecule bispecifics and drugs with complex phenotypic endpoints. We are not aware of any other design system that can incorporate such a breadth of data types into design.
Drug design is a learning problem. When designing truly innovative drugs, there will be insufficient information available at the start of the project and the right solution will almost certainly not already exist in big datasets or screening libraries. In other words, drug design is a learning — not a screening — problem. This is true for both novel targets, where no work has been done before, and established targets, where new approaches must be devised that are distinct from existing efforts. As we start to explore novel chemical spaces, we are likely to be at the limit of predictive power, or the domain of applicability, for current models. Our systems and models are designed to learn and evolve, which, like nature, allows them to find optimised solutions to problems.

Integrated Experiment
Proprietary data and experimentation. We believe the development of proprietary data is critical to designing and developing the most differentiated medicines. We differentiate from others in the field by bringing experimentation in-house and integrating this with our technology platform. We have developed capabilities in assay development (generating our own proteins and cell reagents) and also sourcing tissue directly from patients. By bringing experimentation in-house we have been able to increase the underlying quality of the data we generate. High quality, reproducible experimental data is what drives our machine learning models.
Maximising information gain with efficient data collection. Bringing experimentation in-house also highlighted to us the importance of efficiency in data collection. Our teams leverage active learning when designing experiments. This enables us to efficiently select the right compounds to synthesise and test, to maximise the information gained that will drive the validity of our models. This is in keeping with our drug design principles; each experiment is important and is done to enable a learning system - rather than to generate big, mostly redundant, datasets for screening. The virtual platform this enables can then be integrated with precision experiments.
Evolution of integrated experiment. We believe the integration of AI with automation can bring significant efficiencies to the drug design process and accelerate information gain. The use of automation for chemical synthesis and experimentation has the potential to simultaneously reduce cycle times and multiplex biological evaluation. With automation there is a potential to explore more complex biology. For example, we can now investigate new assay types, and evaluate multiple experimental elements simultaneously (increasing the throughput of analysis). We have identified key aspects of our drug design and experiment process that should be automated and opened our state of the art automation facility, in Milton Park, Oxfordshire, in June 2023. We believe this will further help us scale the generation of valuable molecular intellectual property.
Closing the loop between the virtual and physical. We believe that we are the first company to have built an automation facility that has the potential to close the loop between AI-led drug design and experimentation. This facility has capabilities in compound management, automated chemical synthesis, automated biological screening, and in time we expect that it will enable us to produce proteins and develop DMPK assays . We have also integrated modules of AI generative design, active learning and AI retrosynthesis/chemical reaction design with the hardware. We also believe that we are the first company to develop software that can orchestrate synthesis and experimentation in the physical world with the computational precision design of compounds, driving the integration between the virtual world and the real world. This means we could learn more at a faster rate.

Closing the Loop
Synthesis Sympathetic Generative Design
Physics-based Platform
ML Models
Route Prediction
High Content Data
ADME
In Vitro
Workflow platform, automated design
Proprietary AI-driven laboratory automation systems
Biological Testing
Compound Management
Chemical Synthesis

Precision Medicine Platform
The patient is the best model. Current model systems, such as outgrowth cell lines, do not feature the complex interplay of cells and environment necessary to model drug action prior to clinical studies. They are subject to culture adaptation, genetic drift and do not recapitulate the complexity of human disease. We utilise primary patient samples, as the most disease relevant model system, not just to model drug actions but also to identify next-generation targets. We deploy a wide variety of technologies and AI-driven data analysis techniques, such as custom deep learning algorithms for analysing images of primary cells after ex vivo drug perturbation. We further collect orthogonal multi-omics data including single cell transcriptomics, genomics, epigenetics and proteomics, enabling us to both quantify drug action and understand disease state. In the first-ever prospective interventional study of its kind, EXALT-1, our platform predicted which therapy was to be most effective for late-stage haematological cancer patients based on drug activity in their own tissue samples. EXALT-1 demonstrated the real-world patient selection capabilities of our platform with 54% of patients following the platform’s recommendation demonstrating a clinical benefit of more than 1.3-fold enhanced progression-free survival (PFS) compared to their previous therapy.

Scaling the patient platform. With our team of experts, we are able to scale our primary sample collection, understand the pre-analytics of primary samples, deploy state-of-the art and priority technologies with published proven clinical disruption and disease relevant results, as well as conduct robust analysis and interpretation of multi-omics data. Our experimental process is compatible with diverse tissue types and tumour indications including blood (leukaemias), lymph nodes (lymphoma), and solid tumour indications (tissues such as malignant pleural effusions and ascites and solid tissue samples). In July 2023, we launched EXCYTE-1, a prospective observational study in ovarian cancer, to evaluate our functional precision medicine platform. In February 2024, we initiated EXCYTE-2, an observational clinical study in acute myeloid leukaemia, to further evaluate this platform. Both studies investigate the relationship between ex vivo drug response as measured by our platform and clinical response of patients. In March 2023, we also announced a collaboration with one of Europe's largest university hospitals, Charité – Universitätsmedizin Berlin (Charité), in which the hospital will utilise our cloud-based AI to analyse samples onsite, highlighting the scalability of our platform in a real world environment.

Platform Philosophy
Model-driven adaptive learning, from target identification to the clinic. Our overarching philosophy is to use our proprietary datasets, precision design and integrated experiment to learn our way through the complex problems facing drug design and development today. More than 40% of the targets that we are investigating were generated using data from our proprietary databases (including phenotypic screens, primary patient samples and outputs from our knowledge graphs and large language models). We not only apply this approach to these key discovery areas but we are also taking the same approach to the clinic.We aim to apply both biological and statistical models from clinical and preclinical datasets to inform clinical trial design. This has the potential benefit of better defining the therapeutic index.

Pipeline and Partnerships
Our purpose is to improve the lives of patients by creating highly differentiated medicines that solve significant unmet needs. We have already shown with the first eight announced development candidates from our platform that we can reduce time in discovery stages by 70%, as compared to industry estimates, which may translate to an 80% improvement in capital efficiency, potentially bringing new therapeutics to patients faster than ever before. We have a rapidly evolving discovery pipeline and will continue to progress molecules from here to our clinical pipeline.
Focused pipeline. Our platform allows us to rapidly discover new molecules. While the technology that drives our precision design approach is therapy area agnostic we have chosen to focus on oncology internally. Our biological, translational and clinical infrastructure is built around oncology, enabling us to concentrate our resources on the high value targets in this area. We look to leverage partnerships for other therapy areas in order to de-risk our business from both a financial and strategic point of view. For both partnered and internal programs, we go through a rigorous program selection process. This allows us to be thoughtful and critical in evaluating what to bring forward and what to partner. For example, in October 2023, we announced the reprioritisation of our pipeline to focus on differentiated, high value, oncology targets. This included the termination of the clinical programme supporting EXS21546, our A2AR antagonist compound.

Differentiated molecules. For all programs, internal or partnered, we look to design molecules that have differentiated properties to solve specific problems. Our precision design platform means we can focus on targets that either have historically not been tractable or had known design flaws.The table below describes our current pipeline candidates and the design flaw each candidate was created to solve:

Target	Phase	Target Market	Industry Design Flaw	Key Exscientia Tech
CDK7	Phase 1/2	Multiple relapsed/ refractory solid tumour indications (n = ~75k U.S. patients/year)	Other clinical compounds have been irreversible, have efflux (transporter) liabilities and other PK/PD issues that could cause higher adverse events (AEs) in the clinic	Active learning and machine learning to design optimal in vivo PK/PD parameters and human dose
PKC-theta	Phase 1	Multiple immunology indications	Gastrointestinal and cardiovascular AEs reported with previous compounds likely linked to poor selectivity and suboptimal PK Low potency leading to subtherapeutic dosing	Hotspot and multi-task models to drive local and global kinase selectivity Integration of AI with experimentation, highlighted with routine human whole blood assay work
LSD1	IND-enabling	SCLC, AML and potential additional indications (n = ~45k U.S. patients/year)
Other LSD1 inhibitors in development are either irreversible or have a long half-life
Thrombocytopenia, associated with extended LSD1 inhibition, has potential to be a dose limiting toxicity for these compounds
Active learning to drive exploration of new chemical space Machine learning models to optimise multiple parameters including CNS penetrance, potency and ADMET properties
MALT1	IND-enabling	Multiple haematology indications	Lack of selectivity in other compounds in development means hyperbilirubinemia, linked to inhibition of UGT1A1, could be dose limiting toxicity	Hotspot analysis of molecular dynamics models to define pocket, find key interactions and drive generative algorithms
ADMET = Absorption, Distribution, Metabolism, Excretion and Toxicity;
CNS = Central Nervous System;
PK = Pharmacokinetics;
PD = Pharmacodynamics;
UGT1A1 = UDP-glucuronosyltransferase 1-1

GTAEXS617 (CDK7 Inhibitor): Phase 1/2; 50% ownership with GTA
Unmet need/problem: The importance of cell cycle inhibitors has been established with CDK4/6 inhibitors, which generated approximately $9.0 billion in sales in 2022. Aberrant CDK7 overexpression is common in many cancer indications and associated with poor prognosis. CDK7 presents an opportunity to improve treatment outcomes over CDK4/6 inhibitors due to CDK7’s dual role in cell cycle and transcription.
Previous development efforts have exhibited significant side effects, possibly due to either a covalent binding mechanism of action or poor oral absorption. Current molecules in development for CDK7 are mostly covalent or have a long half life, which means there is the potential for meaningful on-target toxicity. In addition, the two reversible inhibitors in development are transporter substrate, which would be expected to lead to poorer absorption and higher gastrointestinal toxicity.
Our solution: Using our AI-driven process and multi-parameter optimisation as opposed to industry-standard sequential problem solving, we were able to identify potential design flaws with other CDK7 inhibitors in development, identify an improved target product profile and design a differentiated molecule.
•We were able to first identify a molecule designed by our system and meeting all of our profile criteria after testing just 136 compounds. Our selective, non-covalent candidate meets multiple criteria, including high on-target potency and selectivity with improved absorption characteristics over competitors.
•Better control of duration of inhibition with a predicted shorter half-life in humans and a non-covalent mechanism of action (MoA): Extended exposure would lead to increasing systemic toxicity in the absence of increasing efficacy.
•Higher potency with better selectivity compared to other reversible compounds: Less off-target risks while maintaining on target potency.
•Reduced efflux (transporter) issues: Issues with transporters will likely contribute to variable absorption and gastrointestinal issues from compound accumulation in the gastrointestinal (GI) tract.
•Favourable oral bioavailability: CDK7 inhibition will lead to systemic on target toxicity if it remains at any site other than the tumour. Absorption variability can result in either supra- or sub-therapeutic dosing.

Preclinically, we have shown that it is important to inhibit CDK7 for only 8-10 hours per 24 hour period. We have demonstrated that much longer exposure than this leads to significant body weight loss in mouse models.
Our precision medicine platform has enabled further understanding of the activity of ‘617 in different tumour types as a monotherapy. In a head-to-head ex vivo analysis conducted using primary patient material mainly from lung and ovarian cancer indications, ‘617 demonstrated a lower median toxicity towards immune cells but a tumor cell killing similar to other CDK7i candidates and a marketed CDK4/6i in NSCLC and ovarian cancer.

Furthermore, our precision medicine platform is further deployed to study the combination potential between ‘617 and standard of care drugs/multiple targeted therapies.

The platform is also being used to explore synergistic combinations and pharmacodynamics (PD) biomarkers. The graphic below shows these synergistic effects with current standard-of-care treatment options.

Ongoing Phase 1/2 trial. The ELUCIDATE trial is a multicentre, open-label, two-stage clinical trial to evaluate safety, pharmacokinetics, pharmacodynamics and efficacy of ‘617 administered orally as monotherapy and in combination with standard of care therapies. The company is enrolling patients with solid tumours who have advanced, recurrent or metastatic disease and have failed standard of care.
Both the monotherapy and combination therapy dose escalation portion of the trial will enrol patients across up to seven dose levels, depending on how many dose levels are needed to define the RP2D. The dose expansion phase of the trial will commence upon identification of the RP2D. The primary efficacy endpoint of the expansion phase is objective response rate (ORR).

EXS4318 (PKC-theta Inhibitor): Phase 1, in-licensed by BMY
Unmet need/problem: PKC-theta is an attractive immune modulating drug target; however, several large pharma companies have failed to design a small molecule with the required potency and selectivity against other closely related kinases. Previous pan-PKC inhibitors have had gastrointestinal and cardiovascular related adverse events in clinical trials. This could be linked to poor selectivity and suboptimal PK.
Our solution: Our platform designed a highly potent, highly selective next-generation immunomodulatory drug candidate within 11 months from the start of the design process, which was only the 150th molecule synthesised. The human dose prediction which is calculated by a composite of numerous pharmacological properties (including cross-species PK and potency) is very favourable. Our balanced candidate has demonstrated high on-target activity while maintaining high selectivity and favourable tolerability.

In February 2023, BMY announced that EXS4318 had entered a Phase 1 clinical trial in the United States.

EXS74539 (LSD1 Inhibitor): IND-enabling, wholly owned
Unmet need/problem: We believe LSD1 has potential in both AML and small cell lung cancer, or SCLC. These two indications have high unmet need with approximately45,000 patients diagnosed in the United States each year. LSD1 demethylates histones which play a critical role in regulating the expression of genes that suppress differentiation and drive the proliferation and survival of a number of tumour types. A reversible compound with a short half life is important to spare the key functions of the protein, while promoting the differentiation of cancer cells to quiescence and/or cell death. Penetrating the blood-brain-barrier would be an important characteristic for a treatment targeting small cell lung cancer, or SCLC, given that approximately 50% of patients with SCLC develop brain metastases. To date, other LSD1 inhibitors in development have failed to achieve the combination of appropriate pharmacokinetics, good brain penetrance and a reversible mechanism of action.

Our solution: EXS74539 (‘539) is the first potent, selective, reversible and brain-penetrant LSD1 inhibitor. We used machine learning models to optimise multiple parameters including CNS penetrance, potency and ADMET properties. ‘539 achieves a design objective of suitable CNS penetration to target brain metastases, which are prevalent in certain cancer subtypes. The table below highlights the key properties of ‘539 versus other LSD1 inhibitors:

In vivo studies of ‘539 have shown favourable activity in SCLC xenograft models, with dose dependent inhibition of tumour growth. Studies have also demonstrated that ‘539 has a favourable profile with respect to absorption, distribution, metabolism, and excretion, or ADME, which are important molecule characteristics. ‘539 also has a shorter predicted human half-life than other LSD1 inhibitors currently in clinical trials. No safety concerns have been observed in preclinical studies conducted to date.
EXS73565 (MALT1 protease inhibitor): IND-enabling, wholly owned
Unmet need/problem: MALT1 is a protease crucial for activation of the NF-κB pathway which supports the uncontrolled proliferation of malignant T- and B-cells in haematological cancers. While treatment options are available for various haematologic malignancies, many do not fully meet the needs of their patients. As a result combinations will play an important role for these patients. Many of the current treatment options (such as BTK inhibitors) are known to cause drug-induced liver injuries, or DILIs. Hy’s law implies that therapies that may cause DILIs should not be paired with those that raise bilirubin levels. Scaffolds of other MALT1 inhibitors in the clinic significantly inhibit UGT1A1, an enzyme involved in the metabolism of bilirubin, often leading to dose-limiting toxicities in the clinic.
Our solution: Our precision design approach optimised the safety profile for agents targeting MALT1 while also generating potency and selectivity. In vivo studies of ‘565 have shown anti-tumour activity in mouse models and favourable pharmacokinetics both as monotherapy and in combination with ibrutinib (a BTK inhibitor). Toxicology studies have shown that ‘565 has an acceptable therapeutic index, with the ability to maintain high levels of potency, selectivity and safety benchmarks while avoiding meaningful inhibition of UGT1A1, which can lead to hyperbilirubinemia. The graphic below shows the product profile of ‘565, in particular the level of inhibition of UGT1A1, and how this compares to other MALT1 inhibitors.

Additional Pipeline Programs
We have multiple ongoing projects that range from target profiling to lead optimisation and we are continually initiating new projects across our business models, leveraging the capital efficiency that our platform brings. Using the first generation of our design platform we also developed additional drug candidates through a pilot "design as a service" (DaaS) programme with Sumitomo Pharma, including DSP-0038, currently in Phase 1 studies. Though we have no economic interest in these Sumitomo programmes, they do provide proof-of-concept of our capabilities to design molecules that can safely navigate regulatory, safety and toxicology requirements required to dose humans..

Our Collaborations
We currently have key collaboration agreements with Merck KGaA, Sanofi and BMY. Under each of these agreements, we perform all drug design work until a candidate has been selected. As with our internal oncology pipeline, we only advance programs with the highest probability of success that fulfil an unmet need. Partnerships enable us to extend our design capabilities to therapy areas of strategic fit for the partner. Our partnerships provide an additional avenue for our systems to learn and improve, offer a level of de-risking (both financial and strategic), while also enabling us to retain value in these candidates through the potential receipt of milestone and royalty payments from our partners.
Through our technologies and capabilities in automation, precision design and precision medicine, we strive to add substantial value for our partners in the screening of hard targets - precision design of drug candidates coupled with patient selection for clinical trials. We believe our novel technologies and capabilities should translate to future value creating partnerships.

Our Pharma Partners

Merck KGaA, Darmstadt, Germany. In September 2023, we entered into a new collaboration with Merck KGaA. The multi-year collaboration utilises Exscientia’s AI-driven precision drug design and discovery capabilities while leveraging Merck KGaA, Darmstadt, Germany’s disease expertise in oncology and neuroinflammation, clinical development capabilities and global footprint. Under the terms of the agreement, we received $20 million (net of withholding taxes of $3.2 million which are expected to be received in the second half of 2024) from Merck KGaA, Darmstadt, Germany and will be eligible for discovery, development, regulatory and sales-based milestone payments of up to $674 million in aggregate, if all milestones for all three initial programmes are achieved. If Merck KGaA, Darmstadt, Germany commercialises a therapeutic from one of the initial targets of the collaboration, we will be eligible to receive tiered royalties on product sales ranging from mid-single-digits to low-double-digits.

Bristol Myers Squibb (BMY). We and BMY are collaborating on a portfolio of multiple targets in oncology, autoimmunity, immunology and inflammation. The partnership began in 2019 with Celgene, and it expanded in 2021 directly with BMY following their acquisition of Celgene, with increasingly rewarding terms for Exscientia. BMY provides invaluable therapeutic area expertise, as well as a commitment to fund the development of molecules through the clinic. The second deal, coming just two years after the first, demonstrated the power of our platform to successfully deliver high quality drug candidates to BMY’s exacting preclinical candidate criteria. Together, these deals have already delivered $75 million in upfront payments. In August 2021, BMY exercised its option to in-licence an immune-modulating drug candidate we created under the first collaboration agreement, triggering a $20 million milestone payment that we collected in the third quarter of 2021. That candidate, EXS4318, is now in Phase 1 studies with the potential for Exscientia to receive milestones and royalties. Under the second BMY agreement, we could receive pre-clinical milestone payments of up to $125 million. The deal has a potential value of over $250 million per target in payments to us, including clinical and sales milestone payments, and provides us with royalties on each marketed asset. In October 2023, we mutually determined to prioritise certain projects and not to proceed with the development of others within the BMY collaboration.

Sanofi. In January 2022, we entered into a collaboration with Sanofi, pursuant to which we will use our AI-driven, end-to-end integrated platform to discover and validate up to 15 novel targets in the oncology and immunology therapeutic areas. We are collaborating with Sanofi to advance certain of these targets into small molecule inhibitor drug research projects and accelerating the identification of certain small molecule development candidates. In connection with this collaboration, we received an upfront cash payment of $100 million, and we have the potential to receive up to $5.2 billion in total milestone payments plus tiered royalties. In January 2023 an amendment was made to the collaboration to include a translational research plan for discovering and validating new targets. In July 2023, we made a second amendment to the agreement to vary certain terms with respect to the targets under the collaboration. In December 2023, Sanofi added an additional program to the collaboration that we originally discovered internally. Our 2022 collaboration is our second with Sanofi. The first collaboration, initiated in 2019, was for the design of a bispecific molecule that intentionally targeted multiple therapeutic targets and work under that collaboration has completed.

Our Non-profit Partners

Bill & Melinda Gates Foundation. In December 2020, we were awarded a grant for $4.2 million from the Gates Foundation to develop treatments for malaria, tuberculosis and non-hormonal contraception. In June 2021, we received a further $1.5 million grant to expedite the optimisation of a new class of COVID-19 therapeutics created using our AI drug design platform. In September 2020, we further expanded our collaboration and entered into a four year agreement with the Gates Foundation to develop small molecule therapeutics that tackle the current coronavirus pandemic and help prepare for future pandemics. The expanded collaboration initially focused on developing broad-spectrum coronavirus agents (e.g., SARS-CoV-2 and its variants, MERS), including accelerating our lead programme, which targets the main protease, or Mpro, of SARS-CoV-2, the virus responsible for COVID-19. We have designed and synthesised promising compounds that have met our design objectives in in vitro studies. The collaboration has expanded to programs focusing on influenza and paramyxoviridae (e.g., Nipah). As part of this collaboration, the Gates Foundation purchased 1,590,909 of our ADSs in October 2021 in a private placement concurrent to our initial public offering, and we committed to provide $35.0 million in matching contributions over the course of four years, through operations and funding for third party activities.

Our Co-owned Collaborations

Rallybio. In 2019, we entered into a co-development and co-ownership joint venture with Rallybio to investigate multiple areas of rare disease. There are 7,000 to 8,000 rare diseases, which affect over 30 million patients in the U.S. alone. And yet data on potential treatments for most of these diseases is sparse or non-existent. The deep learning approach of our platform can accelerate the discovery of novel treatments in knowledge-poor areas such as these. Rallybio’s vital therapeutic area and clinical knowledge allows us to enter a therapeutic area we would not otherwise attempt to tackle. Under this joint venture, we jointly select targets after assessment by our AI platform for biological pathway relevance and chemical druggability risks. We are driving the programme through completion of preclinical toxicology studies, and then Rallybio will progress the candidates through clinical trials and commercialisation, if any candidates are approved. We also have the option to explore molecules in non-rare disease indications, such as oncology. The partnership has delivered its first discovery candidates on a challenging target, ENPP1.

GT Apeiron Therapeutics (GTA). In 2019, GT Healthcare, one of our investors, launched GTA and they immediately signed a deal with us to fund the discovery of novel cell cycle inhibitor compounds for the treatment of multiple oncology indications. The first candidate entered into IND enabling toxicology studies. Upon achievement of this milestone, we were eligible to receive an equity stake in GTA of approximately 13%. In July 2021, we jointly terminated this collaboration and entered into a joint operation and cost sharing arrangement with GTA for the development and commercialisation of multiple programmes, including the candidate developed under the deal executed in 2019. At execution of this new arrangement, we agreed to a 30% reduction in the equity stake we were eligible to receive under the original deal and paid GTA $2 million cash.

Our Team
We have gathered a team of world-class scientists and technologists that work collaboratively across the entire drug development process. They are led by a management team with deep industry experience. We are a global company, headquartered in Oxford, U.K. with sites in Milton Park (Oxfordshire, U.K.) Miami (FL, U.S.), Boston (MA, U.S.), Vienna (Austria) and Dundee (Scotland, U.K). We recruit talent from across the globe and expect to continue focussed hiring into our operations. As of December 31, 2023, our team consisted of 483 people represented by over 50 nationalities. Our pharmatech credentials are exemplified by the balance between technologists (35% of the company) and drug discovery scientists (53% of the company). Around 49% of our team works from our headquarters in Oxford, which includes a state-of-the-art lab completed in January 2021.
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
We aim to inspire our employees to act as entrepreneurs in their areas of specialty and to continuously strive for innovation and excellence. Cultural fit is a key part of our recruiting process as we look to hire individuals who always want to challenge themselves, who take risks and who share our vision. We reward people who take initiative and regard failure as an opportunity to learn and inform improved approaches.
In addition to our success recruiting talent, we are focused on providing our people with opportunities to develop, take on additional responsibility and grow their careers. Internal talent growth is important as we fundamentally design drugs differently, and so institutional knowledge built upon the methodology developed by our founders is essential to help us design and develop drugs faster.
Diversity is an important area of focus. We are a global company, and our internationalism is reflected in our workforce which represents more than 50 nationalities from six continents. We will continue to work on internal initiatives and processes to ensure that Exscientia remains an inclusive and welcoming place to work for all while improving our gender, ethnicity and cultural diversity at all levels in the organisation.
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
We are aware of several companies using various technologies, including AI and other sophisticated computational tools, to accelerate drug development and improve the quality of identified drug candidates. These companies include Relay Therapeutics, AbCellera, Schrodinger, Recursion Pharmaceuticals, PathAI, Insitro, Valo Health, Cellarity, XtalPi, BenevolentAI, Absci and Atomwise.

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

Patents
As of December 31, 2023, we owned and co-owned four issued U.S. patents, 14 pending U.S. patent applications, and over 150 pending foreign patent applications including unpublished foreign priority applications.
These patents and patent applications fall into 25 different patent families across up to 27 different jurisdictions worldwide. We generally rely upon trade secret protections for our AI technology platform as the platform includes hundreds of algorithms and more than 2,500 predictive models. From time to time, we file patent applications directed to aspects of our platform technologies. For example, we own a patent family which includes a granted U.S. patent, a granted European patent, a granted Indian patent, one pending U.S. continuation patent application, and a foreign patent application pending in Europe with claims covering certain aspects of our platform, which, if issued, are expected to expire in 2030, excluding any patent term adjustment or patent term extension. We also own an unpublished pending international patent application with claims directed to aspects of our platform, which, if issued, is expected to expire in 2043, excluding any patent term adjustment or patent term extension alongside three published international patent applications which have now entered the various national phases and which are expected to expire in 2041 and 2042 respectively, excluding any patent term adjustment or patent term extension.
With regards to patent protection on the molecules we design, we either solely own such filings, jointly own filings with our partners, or in some instances our partners solely own the patent filings. For example, we own and co-own five published international patent families directed to our novel compounds which include one granted U.S. patent application, four international patent applications, three of which have now entered the various national phases, one unpublished international application, three U.K./European priority applications and more than 100 foreign patent applications pending in such jurisdictions as Australia, Canada, China, Europe and Japan, which if issued, are expected to expire between 2039 and 2042.
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
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application related to the patent. However, the actual protection afforded by a patent varies on a product-by-product basis, from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent. A U.S. patent also may be accorded patent term adjustment, or PTA, under certain circumstances to compensate for delays in obtaining the patent from the USPTO. In some instances, such a PTA may result in a U.S. patent term extending beyond 20 years from the earliest date of filing a non-provisional patent application related to the U.S. patent. In addition, in the United States, the term of a U.S. patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process.

Trademarks
As of December 31, 2023, our trademark portfolio comprises 77 trademark registrations or active trademark applications worldwide. Such portfolio includes 70 non-U.S. trademark registrations, 4 pending non-U.S. trademark applications and 3 pending U.S. trademark applications.
Trade Secrets. In addition to our reliance on patent protection for our inventions, drug candidates and programmes, we also rely on trade secrets, know-how, confidentiality agreements and continuing technological innovation to develop and maintain our competitive position. For example, some elements of proprietary assays, analytics techniques and processes, knowledge gained through clinical experience such as approaches to dosing and administration and management of patients, as well as computational-biological algorithms, and related processes and software, are based on unpatented trade secrets and know-how that are not publicly disclosed. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, advisors and consultants, these agreements may be breached, and we may not have adequate remedies for any breach. In addition, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. As a result, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived of by the individual during the course of employment, and which relate to or are reasonably capable of being used in our current or planned business or research and development are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. However, such agreements and policies may be breached, and we may not have adequate remedies for such breaches. For more information regarding the risks related to our intellectual property, see “Item 3.D – Key Information – Risk Factors – Risks Related to Our Intellectual Property.”

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

U.S. Drug Development Process. In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations. Failure to comply with the applicable FDA or other requirements at any time during the drug development process, approval process or after approval may subject an applicant to administrative or judicial sanctions or other legal consequences. These sanctions could include, among other things, the FDA’s refusal to approve pending applications, suspension or revocation of an approval, a clinical hold, warning or untitled letters, product recalls or withdrawals, product seizures, total or partial suspensions of manufacturing or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.
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
U.S. Review and Approval Process. Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical and other non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labelling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the drug for one or more indications. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a drug, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. FDA approval of an NDA must be obtained before a drug may be marketed in the U.S.
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
Paediatric Information and Exclusivity. Under the Pediatric Research Equity Act, or PREA, as amended, certain NDAs and certain NDA supplements must contain data that can be used to assess the safety and efficacy of the drug candidate for the claimed indications in all relevant paediatric subpopulations and to support dosing and administration for each paediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of paediatric data or full or partial waivers. The FDCA requires that a sponsor who is planning to submit a marketing application for a drug candidate that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the paediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of paediatric assessments or a full or partial waiver of the requirement to provide data from paediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the paediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programmes. Unless otherwise required by regulation, PREA does not apply to a drug for an indication for which orphan designation has been granted, except that PREA will apply to an original NDA for a new active ingredient that is orphan-designated if the drug is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA determines to be substantially relevant to the growth or progression of a paediatric cancer.
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

Orphan Drug Designation and Exclusivity. Under the Orphan Drug Act, the FDA may grant orphan drug designation, or ODD, to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population greater of than 200,000 individuals in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States of that drug or biologic. ODD must be requested before submitting an NDA or biologics licence application, or BLA. After the FDA grants ODD, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.
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
Expedited Development and Review Programmes. The FDA has a number of programmes intended to expedite the development or review of products that meet certain criteria. For example, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for more frequent interactions with the review team during product development, and the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.
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
Post-approval Requirements. Post-approval Requirements. Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labelling claims, are subject to prior FDA review and approval. There also are continuing, annual programme fees for any marketed products. Drug manufacturers and their subcontractors involved in the manufacture of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Additionally, manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

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
Patent Term Restoration and Extension. Depending upon the timing, duration and specifics of FDA approval of a sponsor’s product candidates, some of a sponsor’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. The patent term restoration period generally is one-half the time between the effective date of an IND and the submission date of a NDA, plus the time between the submission date of an NDA and the approval of that application, less any time the sponsor did not act with due diligence during these periods. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. Moreover, a given patent may only be extended once based on a single product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see “Item 3.D – Key Information – Risk Factors – Risks Related to Our Intellectual Property.”
Marketing Exclusivity. Market exclusivity provisions authorised under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or a 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

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
Regulation and Procedures Governing Approval of Medicinal Products in the E.U.. To market any product outside of the United States, a company also must comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorisation, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the non-U.S. regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of pharmaceutical development, nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication.
The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement may vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. Medicines used in clinical trials must be manufactured in accordance with cGMP.
Clinical Trials in the E.U.. Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the international council for harmonisation, or ICH, guidelines on GCP. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products. The sponsor must take out a clinical trial insurance policy, and in most European Union countries, the sponsor is liable to provide “no fault” compensation to any study subject injured in the clinical trial.
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
In the European Union, the Clinical Trials Regulation (E.U.) No 536/2014, which came into application on January 31, 2022, repealing and replacing the former Clinical Trials Directive 2001/20, or CTD, introduces a streamlined application procedure for the authorization of clinical trials in the E.U.. Accordingly, a single clinical trial application, or CTA, must be submitted via the EMA’s Clinical Trials Information System, for all E.U. Member States in which the sponsor is anticipating having trial sites. The CTR also establishes a harmonized two-part procedure for the assessment of CTAs and simplified reporting procedures for clinical trial sponsors, including in relation to adverse events. Individual E.U. Member States retain the power to authorize the conduct of clinical trials on their territory. Once the CTA is approved by an E.U. Member State, clinical trial development may proceed in that E.U. Member State.

The extent to which on-going clinical trials will be governed by the CTR will depend on the duration of the individual clinical trial. For clinical trials in relation to which an application for approval was made on the basis of the CTD before January 31, 2023, the CTD will continue to apply on a transitional basis until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. The CTR will apply to clinical trials from an earlier date if the related clinical trial application was made on the basis of the CTR or if the clinical trial has already transitioned to the CTR framework before January 31, 2025.
The United Kingdom implemented the CTD, into national law through the Medicines for Human Use (Clinical Trials) Regulations 2004. The regulation of clinical trials in the United Kingdom therefore diverges from the European Union.
During the development of a medicinal product, the EMA and national competent authorities of E.U. Member States provide the opportunity for dialogue and guidance on the development programme. At the E.U. level, developers of medicinal products can as the EMA for scientific advice and protocol assistance at any stage of development and regardless of whether the medicinal product is eligible for the centralized authorization procedure or not. Assistance is given by the EMA’s Committee for Medicinal Products for Human Use, or CHMP, on the recommendation of the Scientific Advice Working Party. A fee is incurred with each scientific advice procedure. Advice from the EMA is provided by responding to specific questions concerning, quality aspects (manufacturing, chemical, pharmaceutical and biological testing of the medicine ), non-clinical testing (toxicological and pharmacological tests designed to show the activity of the medicine in the laboratory) and clinical aspects (appropriateness of studies in patients or healthy volunteers, selection of endpoints), methodological issues (statistical tests to use, data analysis, modelling and simulation), overall development strategy (conditional marketing authorization, bridging strategy for generics, safety database), significant benefit for maintaining orphan designation, and paediatric developments.
Marketing Authorisations. To market a new medicinal product in the European Economic Area, or EEA (comprising the 27 E.U. Member States plus Norway, Iceland and Liechtenstein), a company must obtain a marketing authorization, or MA. A marketing authorization application, or MAA, may be submitted to either the EMA, using the centralised procedure, or the competent authorities of E.U. Member States using the other procedures (decentralised procedure, mutual recognition procedure and national procedures) outlined below. An MA may only be granted to an applicant established in the EEA.
•The centralised procedure provides for the grant of a single MA is issued by the European Commission through the centralised procedure, based on the scientific opinion of the CHMP, and is valid throughout the entire territory of the EEA. The centralised procedure is mandatory for certain types of products, such as (i) biotechnology medicinal products, (ii) orphan medicinal products, (iii) medicinal products containing a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and other immune dysfunctions and viral diseases and (iv) advanced-therapy medicinal products, i.e. gene therapy, somatic cell therapy or tissue-engineered medicines. The centralised procedure is optional for products containing a new active substance in therapeutic areas other than those listed as mandatory for the centralised procedure not yet authorised in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EEA. Under the centralised procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, which provide the applicant with the time to provide additional written or oral information in response to questions asked by the CHMP. Therefore, clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, which decides upon whether to grant an MA. If an MA is to be granted, it is usually issued within 67 days of receipt of the EMA’s opinion. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is 150 days, excluding stop-clocks, but it is possible that the CHMP may revert to the standard time limit for the centralised procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.
•The decentralised procedure is available for products not falling within the mandatory scope of the centralised procedure. An identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS, to lead the evaluation of the regulatory submission. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SmPC, and a draft of the labelling and package leaflet as distilled from the preliminary evaluation, which are sent to the other EEA countries (referred to as the Concerned Member States) for their approval. The resulting assessment report is submitted to the Concerned Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If the Concerned Member States raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labelling, or packaging proposed by the RMS, the RMS records the agreement, closes the procedure and informs the applicant accordingly. Each Concerned Member State is required to adopt a national decision to grant a national MA in conformity with the approved assessment report, SmPC and the labelling and package leaflet. If a Concerned Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralised Procedures – Human, or CMDh, for review. The subsequent decision of the European Commission is binding on all E.U. Member States.
•Where a product has already been authorised for marketing in an EEA country, the granted national MA can be used for mutual recognition in other EEA countries through the mutual recognition procedure.
•National MAs, which are issued by a single competent authority of EEA countries and only cover their respective territory, are also available for products not falling within the mandatory scope of the centralised procedure.
Under the procedures described above, before granting the MA, the European Commission or the competent authority(ies) of the EEA country(ies) prepare an assessment of the risk-benefit balance of the product against the scientific criteria concerning its quality, safety and efficacy.
Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines, or PRIME, scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicinal products that target unmet medical needs. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the E.U. or, if there is, the new medicinal product will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted.
In the E.U., a “conditional” MA may be granted in cases where all the required safety and efficacy data are not yet available. The European Commission may grant a conditional MA for a medicinal product if it is demonstrated that all of the following criteria are met: (i) the benefit-risk balance of the medicinal product is positive; (ii) it is likely that the applicant will be able to provide comprehensive data post-

authorization; (iii) the medicinal product fulfils an unmet medical need; and (iv) the benefit of the immediate availability to patients of the medicinal product is greater than the risk inherent in the fact that additional data are still required. The conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional MA can be converted into a traditional MA. However, if the conditions are not fulfilled within the timeframe set by the EMA and approved by the European Commission, the MA will cease to be renewed.
An MA may also be granted “under exceptional circumstances” where the applicant can show that it is unable to provide comprehensive data on efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. These circumstances may arise in particular when the intended indications are very rare and, in the state of scientific knowledge at that time, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. Like a conditional MA, an MA granted in exceptional circumstances is reserved to medicinal products intended to be authorized for treatment of rare diseases or unmet medical needs for which the applicant does not hold a complete data set that is required for the grant of a standard MA. However, unlike the conditional MA, an applicant for authorization in exceptional circumstances is not subsequently required to provide the missing data. Although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually, and the MA will be withdrawn if the risk-benefit ratio is no longer favourable.
Data and Market Exclusivity in Europe. Under Regulation (EC) No 726/2004/EC and Directive 2001/83/EC (each as amended), the EEA has adopted a harmonised approach to data and market protection or exclusivity (known as the 8 + 2 + 1 formula). The data exclusivity period for a product begins to run on the date when the first MA for such product is granted in the EEA. It confers on the MA holder of the reference medicinal product eight years of data exclusivity and an additional two years of market exclusivity. A reference medicinal product is a medicinal product (including both small molecules and biological medicinal products), which has been authorised by an EEA country or by the Commission based on a complete dossier, i.e. with the submission of quality, pre-clinical and clinical data in accordance with Articles 8(3), 10a, 10b or 10c of Directive 2001/83/EC and to which the application for marketing authorisation for a generic/hybrid medicinal product refers, by demonstration of bioequivalence, usually through the submission of the appropriate bioavailability studies. The data exclusivity, if granted, prevents generic or biosimilar applicants from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorisation, for a period of eight years from the date on which the reference product was first authorised in the EEA. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the E.U. until 10 years have elapsed from the initial MA of the reference product in the E.U.. The ten-year market protection can be extended cumulatively to a maximum period of eleven years if during the first eight years of those ten years, the MA holder obtains an authorisation for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies. Even if an innovative medicinal product gains the prescribed period of data exclusivity, this exclusivity right against cross-referencing does not stop another company from seeking grant of a marketing authorisation based on data generated by its own independent research and development programme to support a full stand-alone application consisting of the data relating to preclinical tests and clinical trials.

In the E.U., there is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product. For such products, the results of appropriate preclinical or clinical trials must be provided in support of an application for MA. Guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product.
European Orphan Designation and Exclusivity. Regulation (EC) No. 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: (i) that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (ii) either such condition affects not more than five in ten thousand persons in the European Union when the application is made, or, without incentives, it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment in its development; and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorised in the European Union or, if such method exists, the product is of significant benefit compared to products available for the condition.
An Orphan Drug Designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralised MA. An MA for an orphan drug leads to a ten-year period of market exclusivity for the approved therapeutic indication. During this market exclusivity period, neither the EMA nor the competent authorities of the EEA countries can accept an MAA or accept an application to extend for a “similar medicinal product” and the European Commission cannot grant a marketing authorization for the same indication for a period of ten years. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorised orphan medicinal product, and which is intended for the same therapeutic indication. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed Paediatric Investigation Plan. No extension to any supplementary protection certificate can be granted on the basis of paediatric studies for orphan indications. During the period of market exclusivity, an MA may only be granted to a “similar medicinal product” if: (i) a second applicant can establish that its product, although similar to the authorised product, is safer, more effective or otherwise clinically superior; (ii) the marketing authorisation holder for the authorised product consents to a second orphan medicinal product application; or (iii) the marketing authorisation holder for the authorised product cannot supply enough orphan medicinal product. The market exclusivity period for the authorised therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for Orphan Drug Designation on the basis of which it received orphan medicinal product destination, because, for example, the product is sufficiently profitable not to justify market exclusivity. Orphan drug designation must be requested before submitting an MAA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
Manufacturing Regulation in the E.U.. Various requirements apply to the manufacturing and placing on the E.U. market of medicinal products. The manufacturing of medicinal products in the E.U. requires a manufacturing authorization and import of medicinal products into the E.U. requires a manufacturing authorization allowing for import. The manufacturing authorization holder must comply with various requirements set out in the applicable E.U. laws, regulations and guidance, including E.U. cGMP standards. Similarly, the distribution of medicinal products within the E.U. is subject to compliance with the applicable E.U. laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of EEA countries. Marketing authorization holders and/or manufacturing and import authorization, or MA holders and/or distribution authorization holders may be subject to civil, criminal or administrative sanctions, including suspension of manufacturing authorization, in case of non-compliance with the E.U. or E.U. EEA countries' requirements applicable to the manufacturing of medicinal products.

Post-authorisation Obligations in the European Union. Where an MA is granted in relation to a medicinal product in the E.U., the holder of the MA is required to comply with a range of regulatory requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the individual EEA countries. The holder of an MA is subject to various obligations, such as pharmacovigilance obligations, requiring it to, among other things, report and maintain detailed records of adverse reactions, and to submit periodic safety update reports, or PSURs, to the competent authorities. All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimise the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorisation. Such risk-minimisation measures or post-authorisation obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorisation safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions. The holder must also ensure that the manufacturing and batch release of its product is in compliance with the applicable requirements. The advertising and promotion of medicinal products are subject to both E.U. and EEA countries’ laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. General requirements for advertising and promotion of medicinal products, such as direct-to-consumer advertising of prescription medicinal products are established in E.U. law. However, the details are governed by regulations in individual EEA countries and can differ from one country to another. All advertising and promotional activities for the product must be consistent with the approved SmPC, which may require approval by the competent national authorities in connection with an MA. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EEA. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. The MA holder is further obligated to ensure that the advertising and promotion of its products complies with applicable European Union laws and industry code of practice as implemented in the domestic laws of ththe EEA countries. The advertising and promotional rules are enforced nationally by the EEA countires.
Paediatric Development in the European Union. In the EEA, Regulation (EC) No 1901/2006 provides that companies developing a new medicinal product must agree to a Paediatric Investigation Plan, or PIP, with the EMA’s Paediatric Committee, or PDCO, and must provide the data in compliance with the agreed PIP to accompany an MAA, unless a deferral or waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The agreed PIP sets out the timing and measures proposed to generate data to support a paediatric indication of the drug for which marketing authorisation is being sought. Once the MA is obtained in all E.U. Member States and study results are included in the product information, even when negative, products are eligible for a six month extension of the protection under a Supplementary Protection Certificate, or SPC (provided an application for such extension is made at the same time as filing the SPC application for the product, or at any point up to 2 years before the SPC expires), or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This paediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Regulation of Companion Diagnostics in the E.U.. In the EEA, companion diagnostics are deemed to be in vitro diagnostic medical devices, or IVDs, and are governed by Regulation 2017/746, or IVDR, which entered into application on May 26, 2022, repealing and replacing Directive 98/79/EC. The IVDR defines a companion diagnostic as a device which is essential for the safe and effective use of a corresponding medicinal product to: (a) identify, before and/or during treatment, patients who are most likely to benefit from the corresponding medicinal product; or (b) identify, before and/or during treatment, patients likely to be at increased risk of serious adverse reactions as a result of treatment with the corresponding medicinal product.
The IVDR and its associated guidance documents and harmonized standards govern, among other things, device design and development, preclinical and clinical or performance testing, premarket conformity assessment, registration and listing, manufacturing, labeling, storage, claims, sales and distribution, export and import and post-market surveillance, vigilance, and market surveillance. IVDs, including companion diagnostics, must conform with the general safety and performance requirements, or GSPR, of the IVDR. Compliance with these requirements is a prerequisite to be able to affix the CE mark to devices, without which they cannot be marketed or sold in the EEA. To demonstrate compliance with the GSPR laid down in Annex I to the IVDR, and obtain the right to affix the CE mark, IVD manufacturers must conduct a conformity assessment procedure, which varies according to the type of IVD and its classification. Apart from low risk IVDs (Class A which are not sterile), in relation to which the manufacturer may issue an E.U. Declaration of Conformity based on a self-assessment of the conformity of its products with the GSPRs, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by a Competent Authority of an EEA country to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body audits and examines the technical documentation and the quality system for the manufacture, design and final inspection of the medical devices. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the GSPRs. This Certificate and the related conformity assessment process entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.
Companion diagnostics must undergo a conformity assessment by a Notified Body. If the related medicinal product has, or is in the process of, been authorised through the centralized procedure for the authorization of medicinal products, the notified body will, before it can issue a CE Certificate of Conformity, be required to seek a scientific opinion from the EMA on the suitability of the companion diagnostic for use in relation to the medicinal product concerned. For medicinal products that have or are in the process of authorisation through any other route provided in E.U. legislation, the Notified Body must seek the opinion of the national competent authority of an E.U. Member State.
Brexit and the Regulatory Framework in the United Kingdom. The United Kingdom’s, or U.K., withdrawal from the E.U. on January 31, 2020, commonly referred to as Brexit, has changed the regulatory relationship between the U.K. and the E.U.. The Medicines and Healthcare products Regulatory Agency, or MHRA, is now the U.K.’s standalone regulator for medicinal products and medical devices. Great Britain (England, Scotland and Wales) is now a third country to the E.U.. Northern Ireland will, with regard to E.U. regulations, continue to follow the E.U. regulatory rules for now.
The U.K. regulatory framework in relation to clinical trials is governed by the Medicines for Human Use (Clinical Trials) Regulations 2004, as amended, which is derived from the CTD, as implemented into U.K. national law through secondary legislation. On January 17, 2022, the MHRA launched an eight-week consultation on reframing the U.K. legislation for clinical trials, and which aimed to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The U.K. Government published its response to the consultation on March 21, 2023 confirming that it would bring forward changes to the legislation. These resulting legislative amendments will determine how closely the U.K. regulations will align with the CTR. In October 2023, the MHRA announced a new Notification Scheme for clinical trials which enables a more streamlined and risk-proportionate approach to initial clinical trial applications for Phase 4 and low-risk Phase 3 clinical trial applications.
Marketing authorizations in the U.K. are governed by the Human Medicines Regulations (SI 2012/1916), as amended. Since January 1, 2021, an applicant for the E.U. centralized procedure marketing authorization can no longer be established in the U.K.. As a result, since this date, companies established in the U.K. cannot use the E.U. centralized procedure and instead must follow one of the U.K. national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain a marketing authorization to market products in the U.K.. All existing E.U. marketing authorizations for centrally authorized products were automatically converted or grandfathered into U.K. marketing authorization, effective in Great Britain only, free of charge on January 1, 2021, unless the marketing authorization holder opted-out of this possibility. Northern Ireland currently remains within the scope of E.U. authorizations in relation to centrally authorized medicinal products. Accordingly, until the Windsor Framework is implemented in Northern Ireland on January 1, 2025, products falling within the scope of the E.U. centralized procedure can only be authorized through U.K. national authorization procedures in Great Britain.
The MHRA has also introduced changes to national marketing authorization procedures. This includes introduction of procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment route, a rolling review procedure and the International Recognition Procedures which entered into application on January 1, 2024. Since January 1, 2024, the MHRA may rely on the International Recognition Procedure, or IRP, when reviewing certain types of marketing authorization applications. This procedure is available for applicants for marketing authorization who have already received an authorization for the same product from a reference regulator. These include the FDA, the EMA, and national competent authorities of individual EEA countries. A positive opinion from the EMA and CHMP, or a positive end of procedure outcome from the mutual recognition or decentralized procedures are considered to be authorizations for the purposes of the IRP.
There is no pre-marketing authorization orphan designation for medicinal products in the U.K.. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding marketing authorization application. The criteria are essentially the same as those in the E.U. but have been tailored for the market. This includes the criterion that prevalence of the condition in Great Britain, rather than the E.U., must not be more than five in 10,000. Upon the grant of a marketing authorization with orphan status, the medicinal product will benefit from up to 10 years of market exclusivity from similar products in the approved orphan indication. The start of this market exclusivity period will be set from the date of first approval of the product in Great Britain.
Other Healthcare Laws and Regulations. Healthcare providers and third-party payors play a primary role in the recommendation and use of pharmaceutical products that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:
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
•the federal civil and criminal false claims, including the civil False Claims Act, or the FCA, and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or knowingly making, or causing to be made, a false record or statement material to a false or fraudulent claim to avoid, decrease, or conceal an obligation to pay money to the federal government. Certain marketing practices, including off-label promotion, also may implicate the FCA. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the Federal Anti-kickback Statute constitutes a false or fraudulent claim for purposes of the FCA;
•the federal Health Insurance Portability and Accountability Act, or HIPAA, imposes criminal and civil liability, among other things, for executing, or attempting to execute, a scheme to defraud any healthcare benefit programme or making false statements relating to healthcare matters;
•the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Programme, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the transmission, security and privacy of individually identifiable health information on covered entities, such as health plans, health care clearinghouses and certain healthcare providers, and their respective business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, and their subcontractors that use, disclose, access or otherwise process individually identifiable protected health information; and
•state and non-U.S. law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state and non-U.S. laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the government that otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and non-U.S. laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, drug pricing and/or marketing expenditures; state and local laws requiring the registration of pharmaceutical sales representatives; and state and non-U.S. laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, and may not have the same effect, thus complicating compliance efforts.

Outside the United States, interactions between pharmaceutical companies and health care professionals are also governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.
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
Coverage and Reimbursement. Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States, sales of any product candidates for which regulatory approval for commercial sale is obtained will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities and health programmes in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organisations. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programmes, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.
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
In addition, some E.U. Member States may require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product candidate to currently available therapies. This Health Technology Assessment, or HTA, process is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual E.U. Member States. On December 15, 2021, the Health Technology Regulation, or HTA Regulation, was adopted. The HTA Regulation is intended to boost cooperation among E.U. member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at E.U. level for joint clinical assessments in these areas. When it enters into application in 2025, the HTA Regulation will be intended to harmonize the clinical benefit assessment of HTA across the European Union. In light of the fact that the United Kingdom has left the E.U., Regulation No 2021/2282 on HTA will not apply in the United Kingdom. However, the U.K. Medicines and Healthcare products Regulation Agency (“MHRA”) is working with U.K. HTA bodies and other national organizations, such as the Scottish Medicines Consortium (“SMC”), the National Institute for Health and Care Excellence (“NICE”), and the All-Wales Medicines Strategy Group, to introduce new pathways supporting innovative approaches to the safe, timely and efficient development of medicinal products.
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
Health Reform. The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programmes, and increased governmental control of drug pricing.
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
Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court. Further, on February 10, 2021, the Biden administration withdrew the federal government’s support for overturning the ACA. On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Prior to the Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrolment period for purposes of obtaining health insurance coverage through the ACA marketplace. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (“IRA”) into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D programme beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount programme. The implementation of the ACA is ongoing, and the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare programme, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011 was signed into law, which, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach its target goals, thereby triggering the legislation’s automatic reduction to several government programmes. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programmes, and reform government programme reimbursement methodologies for products. At the U.S. federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services (“HHS”) released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.
At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs.
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
Further, additional healthcare reform initiatives may arise from future legislation or administrative action.

Data Privacy and Security Laws. We also are or may become subject to privacy laws in the jurisdictions in which we are established, have partners or sell or market our products or run clinical trials. For example, we are or may become subject to privacy and data protection laws, such as the E.U. GDPR and/or U.K. GDPR and HIPAA in the United States, among many others. Our regulatory obligations in foreign jurisdictions could harm the use or cost of our solution in international locations as data protection and privacy laws and regulations around the world continue to evolve.
Certain aspects of our business, including those for which we rely upon collaborators, service providers, contractors or others, are or may become subject to HIPAA and its implementing regulations, which establish standards for covered entities (healthcare providers, health plans and healthcare clearinghouses) governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of protected health information, including, among other requirements, mandatory contractual terms and technical safeguards designed to protect the privacy, security and transmission of protected health information and notification to affected individuals and regulatory authorities in the event of certain breaches of security of protected health information. The American Recovery and Reinvestment Act of 2009, commonly referred to as the economic stimulus package, included sweeping expansion of HIPAA’s privacy and security standards called for by HITECH, which became effective on February 17, 2010. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates, or independent contractors or agents of covered entities, that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and their covered subcontractors, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.
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
In Europe, the E.U. GDPR and the U.K. GDPR impose strict requirements in relation to processing the personal data of individuals located, respectively, within the EEA and/or U.K. and/or to processing that occurs in the context of an establishment in, respectively, the EEA and/or U.K. For example, under the E.U. GDPR and the U.K. GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to: 20 million euros under the E.U. GDPR or 17.5 million pounds sterling under the U.K. GDPR; or 4% of annual global revenue, whichever is greater. Further, individuals may initiate litigation related to our processing of their personal data. Other countries outside of Europe have enacted or are considering enacting similar comprehensive data privacy and security laws and regulations, which could increase the cost and complexity of delivering our services and operating our business.
In particular, many jurisdictions have enacted data localisation laws and cross-border personal data transfer laws. These laws may make it more difficult for us to transfer personal data across jurisdictions, which could impede our business. If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from the E.U., U.K. or elsewhere. Furthermore, the inability to transfer personal data to the United States or other jurisdictions outside the EEA and U.K. could significantly and negatively impact our business operations, including by limiting our ability to collaborate with parties that are subject to European and other data privacy and security laws or requiring us to increase our personal data processing capabilities in Europe and/or elsewhere at significant expense.
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

Additional Regulation. In addition to the foregoing, provincial, state and federal U.S. and European Union laws regarding environmental protection and hazardous substances affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines.
We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.
Anti-corruption Laws. We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the U.S.A. PATRIOT Act, the U.K. Bribery Act 2010 and the U.K. Proceeds of Crime Act 2002 and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities, collectively, Anti-Corruption Laws. Among other matters, such Anti-Corruption Laws prohibit corporations and individuals from directly or indirectly paying, offering to pay or authorizing the payment of money or anything of value to any foreign government official, government staff member, political party or political candidate or certain other persons, to obtain, retain or direct business, regulatory approvals or some other advantage in an improper manner. We can also be held liable for the acts of our third-party agents under the FCPA, the U.K. Bribery Act 2010 and possibly other Anti-Corruption Laws. In the healthcare sector, anti-corruption risk can also arise in the context of improper interactions with doctors, key opinion leaders and other healthcare professionals who work for state-affiliated hospitals, research institutions or other organisations.
Government Regulation Outside of the United States, the European Union and the United Kingdom.
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
Legal Proceedings. From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently subject to any material legal proceedings.

C. Organisational Structure
Exscientia plc is the ultimate parent entity in our group. Our direct wholly owned subsidiary, Exscientia (U.K.) Holdings Limited, owns the equity interests of our subsidiaries listed below (whether directly or indirectly), as of December 31, 2023:

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

D. Property, Plants and Equipment
We currently lease a facility in Oxford, United Kingdom, that consists of our global headquarters, as well as research and development and laboratory space, which is approximately 37,000 square feet. We have four leases relating to different floors within our headquarters, which expire between 2028 and 2033. We also have automation laboratory space located in Oxfordshire, United Kingdom of another 24,000 square feet under a lease that expires in 2031. We have an additional office space in Oxfordshire of approximately 10,000 square feet under a lease which expires in 2032. We have further office and laboratory space in Vienna, Austria, totalling approximately 55,000 square feet, under leases that expire in 2029. We lease additional offices in the United Kingdom (Dundee), of 9,000 square feet, and in the United States (Boston and Miami), of 12,000 square feet. We also have additional office space in Miami that we have decided not to occupy and we are seeking a sub tenant for this space.

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
We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended December 31, 2023 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on December 29, 2023, which was £1.00 to $1.27. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or any other exchange rate as of that or any other date.
Unless otherwise indicated or the context otherwise requires, all references to “Exscientia”, the “Company”, “we”, “our”, “us”, or similar terms refer to Exscientia Plc and its wholly owned subsidiaries.

Overview
We are a drug design company using artificial intelligence, or AI, and other technologies to efficiently design and develop differentiated medicines for diseases with high unmet patient need. The focus of our platform is to improve the probability of successful drug development by identifying and resolving likely points of failure using our AI design technology, translational systems and clinical modelling. We have demonstrated our platform can achieve design goals beyond current industry standards by advancing multiple development candidates with differentiated properties, four of which are currently in clinical trials. Our internal pipeline is primarily focused on oncology, but we also use our design capabilities with partners to expand our pipeline and generate income.
We believe many drug candidates fail due to predictable drug design issues. For more than a decade, we have been utilising AI to overcome these design issues and create better quality medicines. We also integrate novel experimental and automation systems in order to test and validate our AI-based simulations. Our closed loop of virtual design and physical experimentation is a critical advantage in learning quickly, generating data that would not be available externally, cost effectiveness and reproducibility.
Our technology platform spans generative AI, active learning, machine learning, physics-based systems, large language models and many other predictive systems. However, the output of our technology is always a measurable drug. We have over 20 drug programmes advancing, including at least two with expected clinical milestones in 2024. Each drug we create needs to have a meaningful design advantage over known competitors that is expected to have clinical benefit and can be clearly measured.

Our lead internal candidate, a CDK7 inhibitor known as GTAEXS617 (‘617), is currently in a Phase 1/2 trial with initial data expected in the second half of this year. ‘617 was precision designed to manage the potential toxicities associated with CDK7 as well as optimising pharmacokinetics for maximising on-target efficacy.
We designed a PKC-theta inhibitor for Bristol Myers Squibb that they then in-licensed and are currently testing in Phase 1 clinical trials. Despite PKC-theta being a target of high interest with more than a dozen companies having attempted to design compounds for the target, no competitors had been potent and selective and our candidate has the potential to be first-in-class. We have ongoing milestones and royalties associated with the programme.
We have two additional internal programmes in IND-enabling studies targeting LSD1 and MALT1. Both of these candidates were designed to mitigate known toxicities that have been seen in competitive programmes. By understanding the origin of these toxicities and designing against them we believe we have produced two candidates that will have an improved probability of success in clinical development.
Over time, we believe our transformational way of designing and developing drugs can change the industry's underlying pharmacoeconomic model, what we call 'shifting the curve'. We aim to demonstrate that it is simultaneously possible to improve probability of success through designing better quality drugs while also reducing investment requirements through improved technologies and process.

Recent Developments
On February 2, 2023, we announced that EXS4318 (‘4318) a compound precision designed by us and in-licensed by Bristol Myers Squibb, or BMY, in August 2021, had entered Phase 1 clinical trials in the United States. The compound is in development for immunology & inflammation (I&I) indications. BMY will oversee the clinical and commercial development and we are eligible for milestone payments and, if approved, tiered royalties on net product sales.
On March 14, 2023, we announced two new wholly owned precision oncology development candidates, EXS74539 (‘539), an LSD1 inhibitor and EXS73565 (‘565), a MALT1 protease inhibitor. We expect to submit an IND for ‘539 by mid-2024, and ‘565 is continuing to progress through INDA/CTA enabling studies. Both molecules were funded through a 2019 collaboration with Celgene, which was acquired by BMY, and each molecule met the criteria for a molecule for which BMY could exercise its option. BMY's options to the candidates have lapsed and we maintain all worldwide rights to both compounds.
On July 10, 2023, we announced that the first patient was enrolled in the Phase 1/2 ELUCIDATE clinical trial of GTAEXS617 (‘617), a precision designed potent and selective CDK7 inhibitor. The trial is enrolling patients across six advanced solid tumour types: head and neck cancer, colorectal cancer, pancreatic cancer, non-small cell lung cancer, or NSCLC, HR+/HER2- breast carcinoma and ovarian cancer.
On July 18, 2023, we announced the initiation of EXCYTE-1, the first multi-centre trial evaluating the potential of our functional precision medicine in solid tumours, with a focus on ovarian cancer. EXCYTE-1 is a prospective observational study in ovarian cancer to investigate the relationship between ex vivo drug response in primary tumour-derived samples using our precision medicine platform and actual patient clinical responses.

On September 19, 2023, our wholly owned subsidiary, Exscientia AI Ltd, and the Healthcare Business of Merck KGaA, Darmstadt, Germany entered into a collaboration agreement focused on the discovery of novel small molecule drug candidates across oncology, neuroinflammation and immunology using Exscientia’s AI-driven precision drug design and discovery capabilities. Three potential first-in-class or best-in-class targets have been identified as the initial focus of the partnership.
On September 27, 2023, we received confirmation of the achievement of a research milestone in our collaboration with Sanofi for its first immunology and inflammation target, in relation to which we received a cash payment of $4,000,000.
On October 3, 2023, we announced an update to our pipeline prioritisation strategy that is designed to further strengthen our focus, investment and infrastructure on the programmes that we believe have the greatest potential for differentiation and value creation. This included prioritising the advancement of our CDK7 inhibitor (‘617) and LSD1 inhibitor (‘539) and discontinuing internal development of EXS21546 (‘546), including closing down the Phase 1/2 IGNITE clinical trial of ‘546 for the treatment of relapsed/refractory renal cell carcinoma and NSCLC.
On October 9, 2023, we ended our collaboration with EQRx following the announcement of the acquisition of EQRx by Revolution Medicines Inc. In connection with the termination, we agreed to return the unspent funds advanced to us by EQRx at the initiation of the collaboration and we obtained full and exclusive rights to all intellectual property on the three initial targets that was created during the collaboration. Accordingly, $8,750,000 was transferred to EQRx on October 12, 2023 in complete satisfaction of our financial obligations under the collaboration agreement.
In October 2023, we mutually determined to prioritise certain projects and not to proceed with the development of others within the Group’s collaboration with BMY.
On December 5, 2023, we announced that we received a $2,300,000 grant from Open Philanthropy, a philanthropic funder with several programmes in global health and wellbeing. Under this grant, Exscientia aims to harness the activation of the host interferon response as a therapeutic approach for pandemic influenza.
On December 21, 2023, we announced an amendment of our current collaboration with Sanofi to add a new discovery stage programme identified and initially advanced by Exscientia. The programme aims to design a potential best in class molecule by combining Exscientia’s research platform with Sanofi's leading development expertise. Exscientia is eligible for additional upfront and research stage milestones on top of the existing agreement.
On February 7, 2024, we announced the initiation of EXCYTE-2, an observational clinical study in acute myeloid leukaemia, or AML, to investigate the relationship between ex vivo drug response, measured in primary blood or bone marrow samples and actual patient clinical response. The EXCYTE-2 study will collect blood and bone marrow samples from first-line patients with AML, with an option to expand to second-line patients. In addition, the study allows for the evaluation of activity of ‘539, our LSD1 inhibitor, in a large clinically annotated sample set.
On February 13, 2024, our board of directors terminated the employment of Andrew Hopkins as our Chief Executive Officer and Principal Executive Officer, and appointed David Hallett, our Chief Scientific Officer, as Interim Chief Executive Officer and Interim Principal Executive Officer. Dr. Hopkins was also removed from his role as a member of the board of directors, and Dr. Hallett was appointed to serve as a member of the board of directors on an interim basis. Dr. Hopkins’ conduct did not impact our consolidated financial statements or our internal controls over financial reporting, and his termination is unrelated to our operational or financial performance.

A. Operating Results
Components of Results of Operations
Revenue. We generate revenue broadly from two streams that relate to our principal activities:
•Licensing fees: We receive licensing fees from partnered programmes where we develop intellectual property on behalf of a collaboration partner. These agreements either assign all of the designated intellectual property to the partner from inception or grant an exclusive option to the partner to acquire rights to the future development and commercialisation of the intellectual property. As part of these agreements, we may receive future milestone and royalty payments upon achievement of clinical, regulatory and commercial milestones; and
•Service fees: We generate service fees from drug discovery collaboration agreements where we are utilising our proprietary technology to develop novel intellectual property on behalf of the collaboration partner, but do not have any rights to future milestones and royalties as a direct result of the agreement. Until March 2023, we also generated service revenues through our Exscientia GmbH entity related to collaboration agreements that existed with Exscientia GmbH at the time of our acquisition.
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
In addition to the payments described above, we may also receive milestone payments upon the first commercial sale of a product, if and when approved, the amount of which is based on the territory the sale occurs in, and royalties based on worldwide net sales. These amounts have not been included within the transaction price for any contract as of December 31, 2023 and 2022. We have only recognised revenue in respect of non-cancellable, non- refundable payments and achieved milestones due under executed collaboration contracts. Any payments which relate to future milestones or options under the control of our collaboration partners have not been recognised.
Costs of Sales. Costs of sales relates to costs from third-party CRO’s, as well as internal labour and absorbed overhead incurred in relation to collaboration arrangements and drug discovery agreements for third parties which have been designated as contracts with customers in accordance with IFRS 15. External CRO costs are the main driver for our costs of sales, representing 66% and 77% of total costs of sales during the periods ending December 31, 2023 and 2022 respectively. The reduction is primarily a result of increased activity in relation to the Company’s collaboration with Sanofi, where a higher proportion of internal costs are incurred, in addition to the transition of projects to strategic CRO partners in lower cost jurisdictions.
We expect our cost of sales to increase in the future as we commence additional collaboration projects.

Gross (loss)/profit. Gross (loss)/profit represents revenue less costs of sales. Gross margin is gross profit/(loss) expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as a result of our drug discovery collaboration activities. For example, the revenue associated with collaboration up-front payments is recognised over time and is adjusted due to changes in the estimated costs to be incurred in satisfying the related performance obligation, while certain opt-in and milestone payments are recognised when assessed to be highly probable, which is generally upon achievement.
For obligations in which revenue is recognised at a point in time, that point in time is the date at which the satisfaction of the performance obligation is mutually agreed with our customer. For obligations discharged over time the Group recognises revenue equal to recoverable costs incurred for new collaborations from their inception until such time as the collaboration is sufficiently progressed such that the Group can reliably estimate the level of profit that will be achieved from delivery of the related performance obligations. Revenue from potential milestones or royalties are typically not recognised at the initiation of a contract. Upfront payments that include performance obligations are recognised as those obligations are satisfied. As a result of this, until total costs and time to completion can be reliably estimated, a gross profit/(loss) may be recognised on individual customer contracts despite the expectation that the relevant contract will be profitable overall.
Therefore, we believe that gross (loss)/profit is not currently a helpful predictor of the future performance of our business.
Research and Development Expenses. Research and development expenses consist of costs associated with our majority-owned and co-owned drug discovery programmes and costs incurred for the ongoing development of our technology platform. All research and development costs are expensed as incurred due to scientific and technological uncertainty. Research and development expenses primarily consist of:
•internal personnel-related expenses, including salaries, benefits, bonuses and stock-based compensation for employees engaged in research and development functions;
•external expenses incurred under agreements with CROs and other consultants involved in our research and development;
•facilities, depreciation and amortisation, insurance and other direct and allocated expenses incurred as a result of research and development activities; and
•costs associated with operating our digital infrastructure, including allocated software, computing capacity costs, and laboratory-related costs, including laboratory equipment depreciation.

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
We expect our research and development expenses to increase for the foreseeable future as we continue to expand and advance our wholly and jointly operated drug pipeline in addition to investing in our technology platform. Drug development generally becomes more costly as programmes advance into later stages, as these trials typically require a higher number of patients enrolled and sites operated. We cannot determine with certainty the timing of initiation, the duration, or the completion costs of current or future clinical trials of our drug candidates due to the inherently unpredictable nature of drug development. At this time, we cannot reasonably estimate or know the nature or timing of the efforts that will be necessary to complete the development and commercialisation of any drug candidates that we develop from our programmes. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. All of our programmes are at an early stage of development, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialisation of our drug candidates and result in a significant change in the costs and timing associated with the development of programmes.
General and Administrative Expenses. General and administrative expenses consist of personnel-related expenses associated with our executive, legal, finance, human resources, information technology and other administrative functions, including salaries, benefits, bonuses and stock-based compensation. General and administrative expenses also include professional fees (including fees relating to external legal, accounting and consulting services), allocated overhead costs, including depreciation charges associated with our information technology, facilities and other administrative functions.
We expect that our general and administrative expenses will remain relatively flat in the near to mid-term.
Share-based Compensation. Share-based compensation expenses are recorded within either research and development expenses or administrative expenses depending on the activities of the employees to which they relate.
Our share-based compensation relates to share awards granted to employees, non-employees and directors in connection with Exscientia’s share-based compensation plans. Share-based payment awards primarily consist of service based awards, some of which also have market-based performance conditions. We measure the fair value of service based awards at the grant date using the Black-Scholes option pricing model, while the fair value of those awards also containing market-based performance conditions is determined at the grant date using a Monte Carlo simulation model. These models incorporate various assumptions including the expected volatility of our ordinary shares, the expected term of the awards and a risk-free interest rate. We amortise the fair value over the vesting term on a straight-line basis. At each statement of financial position date, the Group revises its estimate of the number of awards that are expected to become exercisable based on forfeiture rates, and with the exception of changes in the estimated probability of achieving market-based performance conditions, adjustments are made such that at the end of the vesting period the cumulative charge is based on the number of awards that eventually vest. If any of the assumptions used in the models change significantly for future grant valuations, share-based compensation expense may differ materially in the future from that recorded in the current period.
We expect that our share-based compensation expenses will decrease somewhat as a result of equity award forfeitures relating to our former chief executive officer.
Other Income. Other income consists of income from grants, tax credits receivable from the United Kingdom’s Research and Development Expenditure Credit Scheme, or RDEC, and Austrian R&D tax credits.
As of January 1, 2023, we had four grants: consisting of a European governmental grant, a grant from the Gates Foundation, a grant from the Austrian Research Promotion Agency (“FFG”) and a grant from the Austrian Wirtshaftsservice, with the European governmental grant having ended in April 2023. The grant with the Gates Foundation provides reimbursement for certain personnel, consumables and overhead costs incurred in the performance of research and development activities, while the FFG grant relates to the early stage testing of a drug’s action in solid tumour patient samples with high content microscopy and deep-learning. The Austrian Wirtshaftsservice grant provides funding in respect of capital investments made in the period from August 2020 to the end of February 2022.

On November 15, 2023 the Group entered into a grant from Open Philanthropy Project LLC, in relation to which the Group received £1,895,000 ($2,300,000) in order to fund further exploration of the requirements for the activation of key aspects of the interferon response of known antiviral effects against influenza and COVID-19. The grant provides reimbursement for certain personnel, consumables and overhead costs incurred in the performance of the related research and development activities.
As of December 31, 2023 all amounts related to the above grants had been received (December 31, 2022: £561,000 outstanding).
The other component of other income relates to certain R&D tax credits received by the Group as follows:
•RDEC relates to U.K. tax credits receivable in relation to eligible research and development expenditures that are not eligible to be included in the Small and Medium-sized Enterprises research and development tax relief programme, or SME Programme, as discussed below under the section entitled Income Tax Benefit, such as when we receive income from a collaboration partner or grant funding for certain projects. These costs are claimed under the RDEC scheme, which up until April 1, 2023 offered a tax credit of up to 13% for qualifying expenditures (subsequently 20%), with certain subcontracted expenditures receiving an 8.5% tax credit (subsequent to April 1, 2023 13%). Under the RDEC regime, qualifying subcontracted costs are limited to those undertaken with certain institutions such as charities, higher education institutes, or scientific research organisations.
•Under the RDEC regime, the tax credit is accounted for in our profit before tax under other income, with an associated tax charge recognised at the prevailing rate of corporation tax in the United Kingdom before total loss for the year. Amendments to the U.K. research and development tax credit regime have been proposed that may (unless limited exceptions apply) introduce restrictions on the tax relief that can be claimed for expenditure incurred on sub-contracted activities or externally provided workers, where such sub-contracted activities are not carried out in the U.K. or such workers are not subject to U.K. payroll taxes. These amendments are expected to take effect for accounting periods commencing on or after April 1, 2024. In addition, the U.K. government has proposed merging the SME Programme and the RDEC regime into a single scheme with effect from April 2024; if such proposal is enacted in the manner provided in recently-published draft legislation, and we do not qualify as an “R&D-intensive SME”, we will either cease to be able to claim cash rebates in respect of our research and development activities or only be able to receive such cash rebates at a significantly lower rate than at present. These and other potential future changes to the U.K. research and development tax relief programs may mean we no longer qualify or have a material impact on the extent to which we can make claims or benefit from them.
•We also receive an Austrian Research Premium in relation to eligible research and experimental development expenditures. The research premium is accounted for within other income at a rate of 14%.
Foreign Exchange (Losses)/Gains. Foreign exchange (losses)/gains arises primarily on the translation of our non-pounds sterling denominated cash and cash equivalents, in addition to outstanding monetary non-pounds sterling financial assets and liabilities, including trade receivables.
Gains/(Losses) on Forward Contracts. The Group enters into contracts whereby fixed amounts of currencies are exchanged at a pre-determined rate at a future date. These currency forward contracts are initially recognised at fair value on the date at which the derivative contract is executed, and are subsequently re-measured at fair value each period-end. Any gains and losses arising from changes in the fair value of derivatives are recognised within profit or loss.
Finance Income. Finance income arises primarily from interest income on cash, cash equivalents and short-term bank deposits.

Finance Expenses. Finance expenses consist of interest expenses related to lease liabilities as recognised under the accounting standard IFRS 16 ‘Leases’, interest in relation to unwinding the discounting of restoration provisions recognised in relation to the Group’s leased premises and loan and bank interest payable.
Share of Loss of Joint Venture. Share of loss of joint ventures consist of our share of costs incurred by RE Ventures I, LLC, the joint venture entity we own equally with Rallybio and RE Ventures II, LLC; however, no expenses were incurred during the year.
Should we establish additional joint collaborations that meet the Joint Venture definition under IFRS 11, our share of the profits or losses of those arrangements will impact this in future.
Income Tax Benefit. Our income tax benefit is comprised of research and development tax credits recoverable in the United Kingdom offset by income tax payable in the United States, Austria and Japan. We are subject to corporation taxation in the United Kingdom. Exscientia AI Limited’s wholly owned U.S. subsidiaries, Exscientia, Inc., Exscientia Ventures I, Inc. and Exscientia Ventures II, Inc. are subject to corporation taxation in the United States. Exscientia AI Limited’s wholly owned subsidiary Exscientia KK is subject to corporation taxation in Japan. Exscientia AI Limited’s wholly owned subsidiary Exscientia GmbH is subject to corporation tax in Austria. Due to the nature of our business, we have generated losses since inception. Exscientia, Inc., Exscientia GmbH and Exscientia KK all generate taxable profits due to intercompany transfer pricing arrangements.
As a group that carries out extensive research and development activities, we benefit from the U.K.’s small-and-medium enterprises research and development tax credit regime, or SME Programme, and are able to surrender some of our losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects up to April 1, 2023. Qualifying expenditures largely consist of employment costs for relevant staff, external workers provided by CROs, and software and consumables used in research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68% up to April 1, 2023. A large portion of costs relating to our research and development is eligible for inclusion within the tax credit cash rebate claims. The SME Programme credit is recognised in full in the income tax benefit.
The SME Programme cash rebate rate has reduced to 18.6% for qualifying research and development expenditure incurred on or after April 1, 2023. Amendments to the U.K. R&D tax credit regime that are contained in the recently enacted Finance Bill will increase the cash rebate that may be claimed from such date to 26.97% of qualifying expenditure, if we qualify as an “R&D-intensive SME” for an accounting period (broadly, a loss making SME whose qualifying R&D expenditure represents 40% (or, from April 1, 2024, 30%) or more of its total expenditure for that accounting period. If it is determined that we qualified as an R&D-intensive SME for the accounting period ended December 31, 2023 (and as such that the cash tax rebate for the period April 1, 2023 to December 31, 2023 can be claimed at 26.97% of eligible expenditure rather than the 18.6% rate currently utilised), the expected impact would be to increase the income tax benefit for the year to December 31, 2023 by £3,961,000.
Additionally, amendments will come into effect from April 1, 2024 that (i) (unless limited exceptions apply) introduce restrictions on the tax relief that can be claimed for expenditure incurred on sub-contracted R&D activities or externally provided workers, where such sub-contracted activities are not carried out in the U.K. or such workers are not subject to U.K. payroll taxes, and (ii) merge the SME Program and the RDEC Program into a single scheme. If we do not qualify as an R&D-intensive SME, we will either cease to be able to claim cash rebates in respect of our R&D activities, or only be able to receive such cash rebates at a significantly lower rate than at present. These and other potential future changes to the U.K. R&D tax relief programmes may mean we no longer qualify for them or have a material impact on the extent to which we can make claims or benefit from them.

Segmented and Enterprise Wide Information. We manage our operations as a single operating segment for the purposes of assessing performance and making operating decisions. Our focus is on the discovery and development of small molecule drug candidates.

Comparison of the Years Ended December 31, 2023 and 2022
The following table summarises our Consolidated Statement of Comprehensive Loss for each period presented (in thousands):

	Years ended December 31,
	2023		2022
Revenue	$25,587	£20,079	£27,223
Costs of sales	(34,920)	(27,403)	(33,297)
Gross (loss)/profit	(9,333)	(7,324)	(6,074)
Research and development expenses	(163,676)	(128,444)	(128,865)
General administrative expenses	(57,766)	(45,331)	(38,416)
Foreign exchange (losses)/gains	(1,964)	(1,541)	33,609
Loss on forward contracts	—	—	(11,287)
Other income	8,457	6,636	5,742
Operating loss	(224,282)	(176,004)	(145,291)
Finance income	21,189	16,628	5,681
Finance expenses	(1,360)	(1,067)	(334)
Share of loss of joint venture	(2,096)	(1,645)	(691)
Loss before taxation	(206,549)	(162,088)	(140,635)
Income tax benefit	20,549	16,125	21,907
Loss for the period	$(186,000)	£(145,963)	£(118,728)
Revenue
The following table presents our revenue for the years indicated (in thousands):

	Year ended December 31,
	2023		2022
Service fees	$133	£104	£670
Licensing fees - recognised over time	25,454	19,975	26,553
Revenue	$25,587	£20,079	£27,223

Service fees during the year December 31, 2023 and 2022 relates to revenues generated from legacy contracts held by Exscientia GmbH, in relation to which revenue is recognised at a point in time.
On January 4, 2022 we entered into a strategic research collaboration with Sanofi to develop an AI-driven pipeline of precision engineered medicines. Research under the collaboration is focused on up to 15 novel small molecule candidates across oncology and immunology, in relation to which we received an up-front cash payment of £74,242,000 ($100,000,000) with the potential of $5,200,000,000 in total milestones plus tiered royalties over the duration of the collaboration.
On March 11, 2022, BMY extended its first collaboration arrangement with us by six months in order to generate additional data, in relation to which we received a cash payment of $5,000,000. The term extension payment was treated as an addition to the transaction price relating to the collaboration’s partially unsatisfied performance obligations relating to the design and development of candidates for collaboration targets, with a cumulative recognition of revenue at that date based upon the progress towards satisfaction of the related performance obligations in accordance with paragraph 21b of IFRS 15. The remaining element of the transaction price was recognised as revenue over the remainder of 2022 as the performance obligations were satisfied.
On May 30, 2022, we ended our pre-existing collaboration arrangement with Bayer AG by mutual agreement. Upon ending the agreement all remaining performance obligations pertaining to the contract were deemed to be fully discharged, resulting in the recognition of revenues totalling £1,153,000 at that point.
On July 27, 2023, we and Sanofi S.A. entered into an amendment to the collaboration agreement executed between the parties on January 4, 2022, pursuant to which certain terms, including with respect to certain target substitution and milestone payments, relating to targets under the collaboration were amended. There was no change to the overall contract transaction price as a result of the amendment, and no significant adjustment to revenue recognised on partially satisfied performance obligations as at the amendment date.
On September 19, 2023 we entered into a collaboration agreement with the Healthcare Business of Merck KGaA, Darmstadt, Germany, or “Merck KGaA, Darmstadt, Germany”, focused on the discovery of novel small molecule drug candidates across oncology, neuroinflammation and immunology using Exscientia’s AI-driven precision drug design and discovery capabilities. Three potential first-in-class or best-in-class targets have been identified as the initial focus of the partnership, in relation to which we received an up-front cash payment of $20,100,000 (net of withholding taxes of $3,181,000 which are expected to be received in the second half of 2024), with the potential of up to $674,000,000 total in discovery, development, regulatory and sales-based milestones in addition to royalty payments on net sales.
On September 27, 2023 we received confirmation of the achievement of a research milestone in our collaboration with Sanofi for our first inflammation and immunology target, in relation to which we received a cash payment of $4,000,000. Until achievement, this milestone was treated as constrained variable consideration relating to the drug design work undertaken in relation to the associated project, and as such it has been added to the transaction price for the related partially satisfied performance obligation from from the point of achievement, with revenue recognised as the performance obligation is satisfied.
On December 21, 2023, we amended our current collaboration with Sanofi to incorporate an additional discovery stage programme, in relation to which a cash payment of $4,000,000 was received in February 2024, with revenue recognised over time as the related performance obligation is satisfied. Under the terms of the amended agreement, we are eligible to receive up to $45,000,000 in upfront and preclinical milestone payments, as well as development, regulatory and sales-based milestone payments of over $300,000,000 and tiered royalties on product sales if this compound achieves all milestones under the collaboration agreement.
Included within revenues during the year ended December 31, 2023 are amounts totalling £6,859,000 relating to non-refundable upfront payments on projects under our ongoing collaboration with BMY. These amounts have been recognised as revenue during the year as we and BMY mutually determined not to proceed with further development of these projects and to prioritise others within the collaboration.
We have assessed our significant collaboration arrangements with commercial partners and determined that no provision for future operating losses is required as at December 31, 2023, after taking into account expected future cash inflows and remaining contract liability amounts for each collaboration relative to the remaining unavoidable costs of meeting the respective contracts’ obligations in each instance.

Costs of Sales
The following table presents our costs of sales for the periods indicated (in thousands):

	Year ended December 31,
	2023		2022
External CRO costs	$22,962	£18,019	£25,789
Internal labour and overheads	11,958	9,384	7,508
Total costs of sales	$34,920	£27,403	£33,297
Costs of sales for the year ended December 31, 2023 were £27.4 million as compared to £33.3 million for the same period ended December 31, 2022. The decrease in cost of sales relative to the prior year is primarily the result of pipeline prioritisation and cost efficiency measures.
Research and Development Expenses

	Year ended December 31,
	2023		2022
EXS21546	$2,764	£2,169	£2,735
GTAEXS617	3,424	2,687	—
Other research projects	34,124	26,779	46,307
Total external research and development expense	40,312	31,635	49,042
Headcount related expenses	85,685	67,241	59,981
Laboratory consumables and equipment	7,006	5,498	8,644
Software and data	11,557	9,069	7,893
Amortisation of acquired IP	5,862	4,600	4,611
Depreciation and amortisation	11,244	8,824	4,761
Impairment of property, plant and equipment	1,666	1,307	—
R&D Consultants	3,140	2,464	1,177
Other	4,541	3,564	1,059
Total internal research and development expenses	130,701	102,567	88,126
Reimbursements from collaboration partners	(7,337)	(5,758)	(8,303)
Total research and development expenses	163,676	128,444	128,865

Reimbursements from collaboration partners represents amounts recharged to partners in relation to our joint arrangement agreements.
Research and development expenses for the year ended December 31, 2023 were £128.4 million, as compared to £128.9 million for the same period ended December 31, 2022, with decreases in costs resulting from pipeline prioritisation activities and cost savings from operational efficiencies, including achieving faster cycle times and lower outsourcing costs, being largely offset by additional costs incurred in relation to clinical and late stage pre-clinical programs as a result of pipeline progression over the period, and additional depreciation and amortisation expenses of £4.1 million resulting from the Group’s continuing investment in plant and equipment, including in relation to our automation laboratory in Milton Park, Oxfordshire which opened in the second quarter of 2023.
An impairment charge of £1.3 million was recognised during the year ended December 31, 2023 relating to certain plant and equipment acquired in relation to our Biologics programme, which was de-prioritised in the fourth quarter of 2023.
General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2023 were £45.3 million, as compared to £38.4 million for the same period ended December 31, 2022. The increase in general and administrative expenses is primarily attributable to a £7.3 million increase in salary and staff related costs associated with the growth of the business being offset by automation and cost efficiency measures.
Foreign Exchange (Losses)/Gains. Foreign exchange (losses)/gains for the year ended December 31, 2023 were a loss of £1.5 million, as compared to a gain of £33.6 million for the year ended December 31, 2022. The loss for the year ended December 31, 2023 has arisen primarily as a result of the impact of the U.S. Dollar weakening relative to the Pound Sterling on our U.S. dollar denominated cash, short term bank deposits and trade receivables.
Loss on Forward Contracts. In April 2022, we entered into a series of forward contracts of under three months' duration whereby a commitment was made to exchange U.S. dollars for a fixed number of pounds sterling in order to hedge our exposure to foreign exchange risk. The U.S. dollar strengthened during the period relative to the rates agreed as part of the forward contract arrangements, resulting to a loss in the period ended December 31, 2022 of £11.3 million in relation to these transactions. We do not utilise derivative financial instruments for speculative purposes.
Other Income. Other income for the year ended December 31, 2023 was £6.6 million, as compared to £5.7 million for the same period ended December 31, 2022. The increase in other income was primarily due to the U.K. RDEC tax credit which has increased as a result of increases in the underlying rate at which the income is generated, which increased from 13% to 20% on April 1, 2023.
Net Finance Income/(Expense). Net finance income for the year ended December 31, 2023 was £15.6 million, as compared to £5.3 million of net finance income during the same period ended December 31, 2022. The increase is primarily due to increased interest on bank deposits as a result of increasing interest rates throughout the last year.
Share of Loss of Joint Ventures.Share of loss of joint ventures for the year ended December 31, 2023 were £1.6 million, as compared to £0.7 million during the period ended December 31, 2022 as a result of increased underlying research and development expenditure incurred by the joint venture during the year ended December 31, 2023.
Income Tax Benefit. Income tax benefit for the year ended December 31, 2023 was £16.1 million, as compared to £21.9 million for the same period ended December 31, 2022. Our income tax benefit balance largely consists of research and development tax credits which decreased relative to the prior year due to a decrease in the rate at which the U.K. SME cash credit is claimed from 33.35% prior to April 1, 2023 to 18.6% from that date onwards.

Comparison of the Results of Operations for the years ended December 31, 2022 and December 31, 2021 can be found in the prior year filing on Form 20-F dated March 23, 2023.

B. Liquidity and Capital Resources
Sources of Liquidity. Since our inception, we have not generated any revenue from the commercialisation of drug candidates and we have financed our operations through sales of our ordinary and preferred shares in addition to research funding and milestone payments resulting from our partnered programmes. We had cash, cash equivalents and short term bank deposits of £363.0 million and £505.8 million as of December 31, 2023 and 2022, respectively.
As of December 31, 2023, we have raised an aggregate of £533.8 million through the sales of our preferred and ordinary shares net of transaction costs, including £351.3 million ($477.1 million) gross proceeds following the completion of our initial public offering and concurrent private placements.
Our primary uses of capital are, and are expected to continue to be, research and development expenses, compensation and related personnel expenses, and other operating expenses, including facilities. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with the advancement of our drug candidates through the phases of clinical development.
The following table summarises the primary sources and uses of cash and short term bank deposits for each period presented (in thousands):

	Year ended December 31,
	2023	2023	2022
Net cash flows used in operating activities	$(149,861)	£(117,602)	£(60,515)
Net cash flows used in investing activities	(27,411)	(21,511)	(122,681)
Net cash flows used in financing activities	(4,331)	(3,399)	(3,998)
Net (decrease)/increase in cash and cash equivalents	$(181,603)	£(142,512)	£(187,194)

Net increase in short term bank deposits	2,997	2,352	101,234
Exchange (loss)/gain on cash and cash equivalents	(3,315)	(2,602)	29,598
Net (decrease)/increase in cash, cash equivalents and short term bank deposits including foreign exchange gains/(losses) on cash and cash equivalents	$(181,921)	£(142,762)	£(56,362)
Operational Activities. Net cash outflows from operating activities totalled £117.6 million for the year ended December 31, 2023 compared to £60.5 million for the year ended December 31, 2022. The increase in net cash outflows from operating activities is primarily as a result of a reduction in cash inflows from collaborations from £91.9 million in the prior year to £22.2 million during the year ended December 31, 2023, as well as working capital movements including a net £14.3 million cash outflow relating to a decrease in trade payables as a result of the timing of payments made within the year ended December 31, 2023 relative to the year ended December 31, 2022.
Cash inflows from collaborations during the year ended December 31, 2023 include £13.6 million from Merck KGaA, Darmstadt, Germany relating to the collaboration agreement signed with that party on September 19, 2023, £3.2 million received upon achievement of a research milestone in the Group's collaboration with Sanofi, and £1.9 million received in relation to the Group's grant with Open Philanthropy Project LLC.

We expect that our cash inflows will continue to be highly variable from period to period, primarily due to the structure of our collaboration agreements. These agreements generally include payments to us at inception of the contract and also upon the achievement of milestones, the timing and achievement of which are highly uncertain and difficult to predict.
Investing Activities. Net cash used in investing activities for the year ended December 31, 2023 was £21.5 million, as compared to net cash used of £122.7 million for the year ended December 31, 2022. The majority of the current period net outflow relates to £26.5 million relating to the purchase of property, plant and equipment offset by net inflows of £7.0 million relating to the Group's investments in short term bank deposits.
Financing Activities. Net cash used in financing activities for the year ended December 31, 2023 was £3.4 million, as compared to net cash used of £4.0 million for the same period ended December 31, 2022. The majority of the current period financing cash outflow relates to payments of obligations under lease liabilities.
Funding Requirements. Since our inception, we have incurred significant losses to support the development of our business and in particular, our research and development expenses. We expect to continue to incur significant losses for the foreseeable future and expect our expenses to increase in connection with our ongoing operations, particularly as we advance our product candidates into clinical development and commercialisation.
Based on our current operating plans, we believe that our existing cash, cash equivalents and short term bank deposits and anticipated milestones will be sufficient to fund our operations and capital expenditure requirements well into 2026. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we expect.
It is likely that we will need to obtain additional financing to fund our future operations, including to complete the development and commercialisation of our drug candidates. We are subject to risks related to the development and commercialisation of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Our forecast of sufficient financial runway to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. Our future capital requirements will depend on many factors, including, but not limited to:
•progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enrol subjects and manufacture drug candidates for our ongoing, planned and potential future clinical trials;
•time and costs required to perform research and development to identify and characterise new drug candidates from our research programmes;
•time and costs necessary to obtain regulatory authorisations and approvals that are required to execute clinical trials or commercialise our drug candidates, if approved;
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

•costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and
•costs associated with, and terms and timing of, any potential acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish; and
•inability of clinical sites to enrol patients as healthcare capacities are required to cope with natural disasters (that could be a result of climate change) or other health system emergencies, such as the COVID-19 pandemic.
The outcome of any of these or other variables with respect to the development of any of our current and future drug candidates could significantly change the costs and timing associated with the development and commercialisation of any drug candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.
C. Research and Development
For a discussion of our research and development activities, see “Item 4.B – Business Overview” and “Item 5.A – Operating Results.”
D. Trend Information
For a discussion of trends, see “Item 4.B – Business Overview,” “Item 5.A – Operating Results” and “Item 5.B – Liquidity and Capital Resources.”
E. Critical Material Accounting Policies and Significant Judgements and Estimates
Our consolidated financial statements for the years ended December 31, 2023 and 2022, respectively, have been prepared in accordance with IFRS Accounting Standards as issued by IASB. The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the value of assets and liabilities — as well as contingent assets and liabilities — as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year. The estimates and associated assumptions are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Judgements and assumptions are primarily made in relation to revenue recognition to determine 1) the appropriate method of identifying the performance obligations under each agreement, 2) the appropriate allocation of revenue to the identified performance obligations, and 3) when variable consideration is considered highly probable to be achieved. Estimates and judgements are also made in relation to the estimated future costs to be incurred in the satisfaction of performance obligations delivered over time, whether the unavoidable future costs of meeting the obligations under customer contracts exceed the economic benefits to be received, the presence of lease arrangements requiring impairment/the recognition of an onerous lease provision, buy-back rights on the Gates Foundation private placement, the fair value of the Group’s investment in GTA and the impairment of goodwill and intangible assets. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.
Our significant accounting policies are more fully described in the notes to our consolidated financial statements appearing elsewhere in this annual report. We believe that the following accounting policies are critical to the process of making significant judgements and estimates in the preparation of our consolidated financial statements.

Recognition of Revenue. In accordance with IFRS 15, we recognise revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of IFRS 15, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognise revenue when or as we satisfy performance obligations.
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
When determining whether performance obligations have been satisfied, progress is measured using the input method utilising either external costs or labour hours incurred depending on the nature of the collaboration arrangement to establish and estimate the progress of completion. Management has determined the input method represents a faithful depiction of our progress towards completion of performance obligations because the time and costs incurred depict the progress of development of the underlying intellectual property which may be transferred to the customer. At the end of each reporting period we re-evaluate costs/hours incurred compared with total expected costs/hours to recognize revenue for each performance obligation. In certain instances expected total cost estimates include estimated costs relating to the substitution of targets where allowed in accordance with a specific collaboration agreement.
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
Loss-making collaboration arrangements. For collaborations that meet the criteria under IFRS 15, management judgement is required to determine whether the estimated unavoidable costs of meeting the obligations under each collaboration arrangement exceed the economic benefits expected to be received under it. Where such costs are in excess of our best estimate of future revenues to be generated from the arrangement a provision is recorded in accordance with IAS 37. Management have assessed that no provision for future operating losses is required as at December 31, 2023.
Leases. In December 2022, we entered into a lease arrangement in relation to premises in Miami, Florida, United States, with the lease term due to commence in the first quarter of 2024. Subsequent to entering into the above arrangement, and as a result of our pipeline prioritisation activities, the decision was taken not to occupy these premises, and instead to lease smaller premises nearby. Total minimum lease commitments of £3,040,000 are payable under this arrangement, and as such we must assess whether an onerous contract exists for which a provision is required.
We have engaged an agent to assist in arranging a sublease of the original leased premises to a third party, and have estimated that the present value of the unavoidable costs of meeting our obligations under the contract exceed the expected benefits to be received from subletting the space by £807,000 as at December 31, 2023, with such amount being recorded within provisions at that date.
Gates Foundation Private Placement Buy-back Rights. Under the terms of our private placement with the Gates Foundation, the Gates Foundation has the right to sell, or require us to buy-back, any shareholdings in the Group held by the Gates Foundation at the higher of the public offering price and the market value of the shares if we are in breach of certain terms within the agreement. This right constitutes a derivative financial liability for us which is recognised at fair value through profit and loss. We have assessed the likelihood of a default occurring as low as at December 31, 2023, and as such the fair value of this liability has been estimated as nil at the balance sheet date.
Fair Value of Our Investment in GTA. Equity instruments constitute any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.
Following the achievement of a development milestone relating to the our revenue contract with GTA on March 31, 2021, we became entitled to receive a number of ordinary shares and preference shares in this company as non-cash revenue consideration. These shares represent unlisted equity securities and we took the election provided within IFRS9 to recognize fair value gains and losses within Other Comprehensive Income (FVOCI).
GTA is an unlisted early-stage business, with projects in the discovery and development stages of drug development which are pre-revenue generation. As such, the key source of estimation uncertainty is the value per share of these unlisted equity securities. The shares in question are very illiquid, and the primary valuation input is cost or the price of the latest investment where third party share acquisition transactions have taken place adjusted to reflect other factors as appropriate.

Goodwill and Pharmacoscopy IP intangible Impairment. On August 18, 2021 we acquired intellectual property with a fair value of £36,078,000 relating to the pharmacoscopy technology utilised by Allcyte as part of the acquisition of that company. The IP is being amortised over a period of 8 years from the acquisition date. Goodwill totalling £5,887,000 was also acquired as part of that acquisition, representing the additional value expected to be derived by us from the acquisition, as well as the assembled workforce.
We assess annually, or whenever there is a change in circumstances, whether goodwill or acquired IP may be impaired. Determining whether an impairment exists requires estimation of the recoverable amount of the Cash Generating Unit ("CGU") to which the goodwill and acquired IP relate, being equal to the higher of its value in use and fair value less costs to sell.
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
A detailed impairment assessment was performed as of December 31, 2023, with no impairment noted and no reasonable changes in significant assumptions were identified that would lead to the carrying amount exceeding its recoverable amount.
Internal Control Over Financial Reporting
In connection with this assessment, our management identified the following material weaknesses in our internal control over financing reporting as of December 31, 2023, both of which were identified in the course of preparing our consolidated financial statements for the year ended December 31, 2022:
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
As a result of the material weaknesses described above, our management has concluded that our internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2023.

Management’s Plan for Remediation of Current Material Weaknesses. With the oversight of senior management and our audit committee, we continue to evaluate our internal control over financial reporting and are taking several remedial actions to further address the material weaknesses that have been identified, as set forth below:
a.We are in the process of implementing and operating the previously designed information technology general controls, including controls over the maintenance of appropriate segregation of duties.
b.We continue to work with an external professional advisor with sufficient technical accounting expertise to assist us in the implementation and evaluation of internal controls over financial reporting, including the implementation and documentation of formal processes and controls to address the components of the COSO framework, which included formal accounting policies and procedures, maintaining evidence of control operation and segregating duties amongst accounting personnel.
c.We continue to work with an external professional advisor with sufficient technical accounting expertise to assist us in finalizing the design of our financial control environment, including information technology general controls and controls over the maintenance of appropriate segregation of duties.
d.We continue to recruit in order to ensure that we have the necessary expertise and bandwidth within the finance team to address the above material weaknesses, including the hire of senior personnel with significant experience relating to the implementation and execution of information technology general controls, and we will enhance training of our personnel and clearly communicate control responsibilities.
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

Recently Issued and Adopted Accounting Pronouncements
For information on the standards applied for the first time as of January 1, 2023 and 2022, please refer to Note 2 of our consolidated financial statements as of December 31, 2023 included elsewhere in this annual report.

Item 6. Directors, Senior Management and Employees
The following table sets forth information regarding our executive officers and directors, including their ages as of March 1, 2024.

Name	Age	Position(s)
Executive Officers:
David Hallett, Ph.D.	54	Interim Chief Executive Officer and Director
Michael Krams, M.D.	63	Chief Medical Officer
Ben Taylor	46	Chief Financial and Strategy Officer and Director
Non-executive Directors:
Elizabeth Crain(1)(2)(3)	59	Chair of the Board of Directors
Robert Ghenchev(1)(2)(3)	41	Director
Franziska Michor, Ph.D.(1)(2)(3)(4)	41	Director
Mario Polywka, DPhil(2)(4)	61	Director
(1)Member of the audit committee
(2)Member of the remuneration committee
(3)Member of the nominating and corporate governance committee
(4)Member of the science and technology committee

Executive Officers
David Hallett, Ph.D., has acted as our Interim Chief Executive Officer and as a member of the board of directors since February 2024. Before that he was our Chief Scientific Officer from February 2023 until February 2024 and our Chief Operations Officer from January 2020 until February 2023. Dr. Hallett has more than two decades of experience in drug discovery and alliance management. Prior to joining Exscientia, Dr. Hallett served as Executive Vice President of Chemistry and Executive Vice President of Alliance Management at Evotec from September 2005 to December 2019. Dr. Hallett trained as a medicinal chemist and served as a Research Fellow at Merck & Co., Inc. He holds a B.A. from the University of Cambridge in Natural Sciences, a Ph.D. from the University of Manchester in Synthetic Organic Chemistry and was a post-doctoral fellow in Synthetic Organic Chemistry at the University of Texas Austin. We believe Dr. Hallett’s experience in drug development and his knowledge of our company qualify him to serve on our board of directors.
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

Michael Krams, M.D., has served as our Chief Medical Officer since April 2022. Dr. Krams has more than 30 years of experience in clinical development. Prior to joining Exscientia, Dr. Krams was employed at The Janssen Pharmaceutical Companies of Johnson & Johnson where he held various positions of increasing authority from April 2013 to February 2022, most recently serving as Global Head of Quantitative Sciences. Dr. Krams trained as a medical doctor in Internal Medicine and Neurology and holds an M.D. from the University of Munich. His postgraduate research, which was conducted at the Wellcome Department of Cognitive Neurology in London, focused on functional brain imaging.
Non-executive Directors
Elizabeth Crain has served on our board of directors since February 2021 and was appointed as the Chair of our board of directors in February 2024. Ms. Crain is a co-founder of Moelis & Company and served as its Chief Operating Officer from 2007 to October 2023, where she led the firm’s global strategy, infrastructure and business management functions. Ms. Crain has been in the investment banking and private equity industries for over 30 years as a banker, principal and operations executive. Prior to founding Moelis & Company, Ms. Crain worked at UBS Group AG, or UBS, from 2001 to 2007, where she was most recently a Managing Director in the UBS Investment Bank Office of the CEO and President and held senior management roles in the UBS Investment Banking Department. Before joining UBS, Ms. Crain was in the private equity industry from 1997 to 2001. She began her career in investment banking in 1988 at Merrill Lynch. Ms. Crain holds a B.S. from Arizona State University and an M.B.A. from the Wharton School at the University of Pennsylvania. We believe that Ms. Crain’s experience in finance and business development qualifies her to serve on our board of directors.
Robert Ghenchev has served on our board of directors since May 2020 and is currently employed as Managing Partner at Novo Holdings US, Inc., a wholly owned subsidiary of Novo Holdings A/S., leading its Growth Investments platform. Prior to joining Novo Holdings in January 2018, Mr. Ghenchev was employed by Moelis & Company in London where he focused on mergers and acquisitions within the healthcare industry. Mr. Ghenchev also serves on the boards of Oxford Biomedica plc and a number of private companies. Mr. Ghenchev holds a B.A. in Economics and Finance from McGill University and a M.Sc. in Financial Economics from the University of Oxford. We believe that Mr. Ghenchev’s experience in finance and business development qualifies him to serve on our board of directors.
Franziska Michor, Ph.D., has served on our board of directors since May 2023. Dr. Michor is the Charles A. Dana Chair in Human Cancer Genetics at the Dana-Farber Cancer Institute and a Professor of Computational Biology and of Stem Cell and Regenerative Biology at Harvard University. Dr. Michor obtained her undergraduate training in mathematics and molecular biology from the University of Vienna, Austria, and her PhD from the Department of Organismic and Evolutionary Biology at Harvard University. Afterwards, she was awarded a fellowship from the Harvard Society of Fellows. From 2007 until 2010, she was an Assistant Professor in the Computational Biology Program at Memorial Sloan-Kettering Cancer Center. Dr. Michor is the director of the Dana-Farber Cancer Institute Center for Cancer Evolution. She has been the recipient of the Theodosius Dobzhansky Prize of the Society for the Study of Evolution, the Alice Hamilton Award, the Vilcek Prize for Creative Promise in Biomedical Science, the 36th Annual AACR Award for Outstanding Achievement in Cancer Research, and others. Dr. Michor’s laboratory investigates the evolutionary dynamics of cancer initiation, progression, response to therapy, and emergence of resistance. We believe that Dr. Michor’s expertise in oncology and computational biology qualifies her to serve on our board of directors.

Mario Polywka, DPhil, has served on our board of directors since September 2017. Dr. Polywka is currently Interim Chief Executive Officer of Evotec SE since January 2024. Dr. Polywka was Chief Operating Officer of Evotec SE before retiring in 2018 and has been a member of the supervisory board of Evotec SE since June 2019. Dr. Polywka also currently serves on the boards of C4X Discovery Holdings plc, Blacksmith Medicines Inc. (which merged with Forge Therapeutics Inc. in 2022), and Orbit Discovery Limited. Dr. Polywka has previously served on the boards of Nanotether Discovery Services Limited from 2015 to 2016, Pharminox Ltd. from 2003 to 2018, and Glycoform Ltd. from 2004 to 2010. Dr. Polywka was a Founding Chemist of Oxford Asymmetry International (OAI) in 1991, became Director of Chemistry in 1993 and became a member of the Board of Directors in 1996. In 1999 he was appointed Chief Operating Officer and in 2000 Chief Executive Officer of OAI plc. From 1989 to 1991 he worked as Senior Chemist at Oxford Chirality Ltd., the predecessor to OAI. Dr Polywka received a doctorate from the University of Oxford in Mechanistic Organometallic Chemistry under Professor Steve Davies and continued at Oxford with post-doctoral studies on the Biosynthesis of Penicillins under Professor Sir Jack Baldwin. Dr. Polywka is a Fellow of the Royal Society of Chemistry. We believe Dr. Polywka’s breadth of experience in managing growth, operations and business development in the biopharma and life sciences industries qualifies him to serve on our board of directors.

Board Diversity Matrix (as of March 21, 2024)

Country of Principal Executive Offices:				United Kingdom
Foreign Private Issuer:				Yes
Disclosure Prohibited under Home Country Law:				No
Total Number of Directors:				6

Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	4	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction				0
LGBTQ+				0
Did Not Disclose Demographic Background				6
Family Arrangements and Selection Arrangements
There are no family relationships among any of our executive officers or directors.

B. Compensation
Compensation of Executive Officers and Directors
For the year ended December 31, 2023, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits (excluding share based awards), was £1,075,063. Of that aggregate amount, £161,705 was related to compensation paid to the non-executive members of our board of directors. In 2023, our highest paid director was Dr. Andrew Hopkins, our former Chief Executive Officer, who received compensation of £435,874 (excluding share based awards) for all services he provided to us.

We maintain performance-based bonus arrangements with specific executives pursuant to the terms of their service agreements (or otherwise pursuant to our discretionary annual bonus arrangements). The compensation amounts above include bonus amounts in respect of the year ended December 31, 2023 payable to members of our board of directors and our executive officers of £94,665. We do not set aside or accrue any amounts to provide pension, retirement or similar benefits to members of our board of directors or executive officers, although we made defined contribution pension contributions on behalf of our directors or executive officers in an aggregate amount of £2,642 during the year ended December 31, 2023, which amount is included in the foregoing aggregate compensation figure.
Our former Chief Executive Officer and the other individuals who were members of our board of directors in fiscal year 2023 received the following compensation, accrued or paid, for the year ended December 31, 2023:

	Salary	Benefits	Pension (401(k))	Total Fixed Remuneration	Annual Bonus	Share Based Awards(1)	Total Remuneration
	£	£	£	£	£	£	£
Executive Directors
Andrew Hopkins(2)	433,260	1,293	1,321	435,874	—	4,093,411	4,529,285
Ben Taylor(3)	323,640	1,376	1,321	326,337	94,665	1,494,486	1,915,488
Non-Executive Directors
Elizabeth Crain	56,482	—	—	56,482	—	225,543	282,025
Robert Ghenchev(4)	—	—	—	—	—	—	—
Franziska Michor(5)	33,869	—	—	33,869	—	144,986	178,855
David Nicholson(6)	79,581	—	—	79,581	—	147,819	227,400
Mario Polywka	48,255	—	—	48,255	—	153,434	201,689

(1)Represents the charge for the period recorded within the Consolidated Statement of Profit and Loss as determined in accordance with IFRS2 'Share-based payment'. See note 30 to our audited financial statements included elsewhere in this document for a discussion of the assumptions made by us in determining the fair value per award.
(2)Andrew Hopkins was our Chief Executive Officer until February 13, 2024. Dr. Hopkins will not receive a performance-based cash bonus in connection with the achievement of 2023 annual performance milestones. All share based awards made to Dr. Hopkins in 2023 (in addition to all other outstanding share based awards) were forfeited in February 2024. Dr. Hopkins did not receive compensation for his services as an executive director.
(3)Ben Taylor is our Chief Financial and Strategy Officer. Amounts include a performance-based cash bonus awarded to Mr. Taylor in connection with the achievement of 2023 annual performance milestones (paid in 2024) pursuant to the terms of his amended and restated employment agreement. Mr. Taylor was assigned a target bonus expressed as a percentage of his base salary, and the percentage for Mr. Taylor was 45% for the 2023 fiscal year. For 2023, the board of directors determined to award Mr. Taylor an annual bonus of $120,224 (reflecting an achievement level of 65% of target), as reflected in the “Annual Bonus” column of the table above. He did not receive compensation for his services as an executive director.
(4)Robert Ghenchev was nominated to our board of directors by Novo Holdings A/S, pursuant to our Series D1 Shareholders’Agreement, which granted a right to Novo Holdings A/S to appoint an individual to our board. Mr. Ghenchev elected to forgo remuneration in respect of his service as a non-executive director.
(5)Franziska Michor was appointed as a director on May 1, 2023.
(6)David Nicholson resigned from our board of directors on February 12, 2024.

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

Executive Director Employment Agreements
David Hallett
Exscientia AI Limited entered into an amended and restated employment agreement with David Hallett in connection with our October 2021 initial public offering, which governs the terms of his employment. Pursuant to David Hallett’s this agreement and subsequent remuneration committee review, for 2024 Dr. Hallett is entitled to a gross annual base salary of £375,000 plus an Interim Chief Executive Officer allowance of £60,000 and is eligible to receive an annual performance bonus with a target amount of 45% of his annual base salary, as determined by our board of directors or the remuneration committee thereof.

The period of notice required to terminate Dr. Hallett’s employment is six months. In addition to this, the agreement provides Dr. Hallett with certain severance benefits, subject to his execution of an effective release of claims and compliance with certain post-termination obligations and resignation from all positions with us. Pursuant to Dr. Hallett’s agreement, if Exscientia AI Limited terminates his employment without cause or he resigns for good reason (each as defined in the employment agreement), then he is eligible for severance benefits in the form of (i) continued base salary and payment of health insurance premiums for up to 12 months (reduced by any base salary payments made to Dr. Hallett in respect of any notice period during which he is not required to provide any services), (ii) a pro rata portion of his annual bonus for the year in which termination occurs (calculated to the date on which his employment terminates or, if earlier, the date of commencement of any period of garden leave), (iii) a lump sum cash payment in an amount equal to any earned but unpaid annual bonus for the year immediately preceding the year in which termination occurs, and (iv) vesting acceleration for all outstanding equity awards so he shall be treated, for vesting purposes, as if he had vested pro rata until the date on which his employment terminates (or, if later, the date on which his employment would have terminated had he not been paid in lieu of his notice period). If such termination without cause or resignation for good reason occurs within three months prior to or within 12 months following a change in control, then, in lieu of the severance benefits described above, Dr. Hallett is eligible for severance benefits in the form of (i) continued base salary and payment of health insurance premiums for up to 12 months (reduced by any base salary payments made to Dr. Hallett in respect of any notice period during which he is not required to provide any services), (ii) a payment equal to one (1) times his target bonus for the year in which termination occurs, (iii) a lump sum cash payment in an amount equal to any earned but unpaid annual bonus for the year immediately preceding the year in which termination occurs, and (iv) vesting acceleration for all outstanding equity awards.

We also entered into a director appointment letter with Dr. Hallett in respect of his appointment as an executive director of Exscientia plc. Dr. Hallett will not receive any additional compensation for his services as an executive director.

Ben Taylor
Exscientia AI Limited entered into an amended and restated employment agreement with Ben Taylor in connection with our October 2021 initial public offering, which governs the terms of his employment. Pursuant to this agreement and subsequent remuneration committee review, for 2024 Mr. Taylor is entitled to a gross annual base salary of £340,000 and is eligible to receive an annual performance bonus with a target amount of 45% of his annual base salary, as determined by our board of directors or the remuneration committee thereof.
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
Andrew Hopkins
Exscientia AI Limited entered into an amended and restated employment agreement with our former Chief Executive Officer, Dr. Andrew Hopkins, in connection with our initial public offering, which governed the terms of his employment and separation. Under the terms of the agreement, Dr. Hopkins remains subject to certain confidentiality obligations without limitation in time and certain post-termination restrictions, including non-solicitation, non-competition and non-inducement restrictions. We had also entered into a director appointment letter with Dr. Hopkins in respect of his appointment as an executive director of Exscientia plc. Dr. Hopkins did not receive any additional compensation in connection with his role as an executive director, and no payments were made to Dr. Hopkins in connection with his termination.

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
Directors are eligible to receive cash compensation as follows:
•Annual Board of Directors Service Retainer:
•All Eligible Directors: $50,000
•Independent Chair of the Board of Directors Service Retainer (in addition to Eligible Director Service Retainer): $40,000
•Annual Committee Chair Service Retainer (in addition to Annual Committee Member Service Retainer):
•Chair of the Audit Committee: $20,000
•Chair of the Remuneration Committee: $15,000
•Chair of the Science and Technology Committee: $15,000
•Chair of the Nominations and Governance Committee: $10,000

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
Outstanding Equity Awards
The following table lists the outstanding equity awards as of December 31, 2023 for individuals who were our executive officers and directors as of December 31, 2023.

Name	Ordinary Shares Underlying Option Award	Ordinary Shares Underlying RSU Award	Exercise Price	Grant Date	Expiry Date
Executive Officers
David Hallett, Ph.D.(2)(4)(8)(9)(11)(14)	375,000		£0.0299	May 22, 2020	May 21, 2030
	120,000		£0.0452	April 3, 2021	April 2, 2031
	73,142		£0.0005	April 1, 2022	March 31, 2032
	146,284		£0.0005	April 1, 2022	March 31, 2032
	104,167		£0.0005	April 3, 2023	April 2, 2033
	156,250		£0.0005	April 3, 2023	April 2, 2033
Andrew L. Hopkins, DPhil(2)(8)(9)(11)(14)	750,000		£0.0452	April 3, 2021	April 2, 2031
	146,284		£0.0005	April 1, 2022	March 31, 2032
	585,136		£0.0005	April 1, 2022	March 31, 2032
	285,577		£0.0005	April 3, 2023	April 2, 2033
	869,712		£0.0005	April 3, 2023	April 2, 2033
Ben Taylor(1)(2)(3)(8)(9)(11)(13)(14)	375,000		$0.03	November 27, 2020	November 26, 2030
	120,000		$0.05	April 3, 2021	April 2, 2031
	105,000		$0.10	July 1, 2021	July 1, 2031
		41,142	£—	April 1, 2022	March 31, 2032
		146,284	£—	April 1, 2022	March 31, 2032
		198,317	£—	April 3, 2023	April 2, 2033
		7,487	£—	April 3, 2023	April 2, 2033
		107,423	£—	April 3, 2023	April 2, 2033
Michael Krams M.D.(10)(11)(14)(15)		86,805	£—	May 18, 2022	May 17, 2032
		144,231	£—	April 3, 2023	April 2, 2033
		11,207	£—	April 3, 2023	April 2, 2033
		78,124	£—	April 3, 2023	April 2, 2033

Non-executive Directors
Elizabeth Crain(7)(11) (17)	9,398		$9.80	May 18, 2022	May 17, 2032
	19,778		$5.67	May 17, 2023	May 16, 2033
		19,778	£—	May 17, 2023	May 16, 2033
		24,900	£—	July 1, 2021	July 1, 2028
David Nicholson, Ph.D.(7)(12)	9,398		$9.80	May 18, 2022	May 17, 2032
	19,778		$5.67	May 17, 2023	May 16, 2033
		19,778	£—	May 17, 2023	May 16, 2033
Robert Ghenchev	—	—	—
Mario Polywka, DPhil(5)(6)(7)(12)	3,900		$0.02	October 18, 2019	October 17, 2029
	75,000		$0.03	June 15, 2020	June 14, 2030
	9,398		$9.80	May 18, 2022	May 17, 2032
	19,778		$5.67	May 17, 2023	May 16, 2033
		19,778	£—	May 17, 2023	May 16, 2033
Franziska Michor, Ph.D(16)	39,683		$5.09	May 3, 2023	May 2, 2033
		33,069	£—	May 3, 2023	May 2, 2033

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
(6)Options granted to Mario Polywka on October 18, 2019 vest over a three year period. A third of the shares subject to the October 18, 2019 award vested on May, 28 2020 with the remaining shares vesting in equal instalments each year thereafter until May 28, 2022, subject to the individual's continued service through each vesting date.
(7)Awards granted on May 18, 2022 vest at the earlier of either the one year anniversary of the grant or the next AGM subject to the individual's continued service through such vesting date.
(8)Time based awards granted on April 1, 2022 vest as to 1/16th of the total number of shares subject to the option on a quarterly basis, with the first such instalment vesting on June 15, 2022, subject to the individual's continued service through each vesting date.
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
(10)Awards granted on May 18, 2022 vest over a four-year period from the start date of the grant. Twenty-five percent of the shares subject to the award vest on the first scheduled vesting date following the anniversary of employment, and the remaining shares vest in quarterly instalments thereafter, subject to the officer’s continued service through each vesting date.
(11)Time based awards granted on April 3, 2023 vest as to 1/16th of the total number of shares subject to the option on a quarterly basis, with the first such instalment vesting on June 15, 2023, subject to the individual's continued service through each vesting date.
(12)Awards granted on May 17, 2023 vest at the earlier of either the one year anniversary of the grant or the next AGM subject to the individual's continued service through such vesting date.
(13)The 7,487 RSUs granted on April 3, 2023 are due to participation in a program offered to all employees whereby each employee could opt to receive all or part of their annual bonus in the form of RSUs rather than cash. These RSUs will vest on April 15, 2024, subject to the individual's continued service through such vesting date.
(14)Performance shares granted on April 3, 2023 vest on the third year anniversary of award subject to performance conditions being met as follows:
a.Tranche 1 (50% of the shares under award): to the extent that the applicable total shareholder return targets are met.
b.Tranche 2 (50% of the shares under award): peer group - to the extent that the applicable total shareholder return targets are met.
(15)The 11,207 RSUs granted to Michael Krams on April 3, 2023 vest on April 15, 2024, subject to the individual's continued service through such vesting date.
(16)Options and RSUs granted to Franziska Michor on May 3, 2023 vest quarterly over a three year period to May 3, 2026, subject to the individual's continued service through each vesting date.
(17)The RSUs granted on July 1 2021 vest over three years in equal thirds with the first vest date being February 8, 2022, and the last date being 8 February 2024.

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
Eligibility and Administration. Our employees, executive directors and employees of our subsidiaries are eligible to receive awards under the 2021 EIP. Our consultants, and non-executive directors and those of our subsidiaries, are eligible to receive awards under the Non-Employee Sub-Plan to the 2021 EIP described below. Our U.K. employees who meet the criteria under the Company Share Option Plan, or CSOP, regime, including that they do not have a material interest in our company (being either beneficial ownership of, or the ability to control directly or indirectly, more than 30% of our ordinary share capital) may be granted options under the CSOP Sub-Plan to the 2021 EIP described below. CSOP options can only be granted for so long as we continue to meet the criteria under the CSOP regime. Persons eligible to receive awards under the 2021 EIP (including the Non-Employee Sub-Plan and the CSOP Sub-Plan) are together referred to as service providers below.
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

Shares Available for Awards.The maximum number of ordinary shares, or the Share Reserve, that was reserved for issuance under our 2021 EIP and approved by our shareholders on 15 September 2021, or the Share Reserve, was 10,479,300 ordinary shares (not including any ordinary shares that have become available under the Legacy Plans, as described below). No more than 20,126,700 ordinary shares may be issued under the 2021 EIP upon the exercise of Incentive Share Options (ISO limit). In addition, the number of ordinary shares reserved for issuance under our 2021 EIP automatically increases on January 1 of each year, commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to 5% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year, each an Annual Evergreen Increase. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser (but not greater) number of ordinary shares. Ordinary shares issued under the 2021 EIP may be new shares, shares purchased on the open market or treasury shares.
If an award under the 2021 EIP expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2021 EIP, or Recycling.
If an option granted under the Legacy Plans prior to its effective date expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited on or after its effective date, any unused shares subject to the option will, as applicable, become available for new grants under the 2021 EIP and shall be added to the Share Reserve or will be subject to Recycling, up to a maximum of 9,647,400 ordinary shares. As at December 31, 2023, the Share Reserve was 22,660,786 (being the Share Reserve described above plus any Annual Evergreen Increases) plus 2,923,464 shares that became available as a result of Recycling
The table below presents a breakdown of historic employee share plan usage as at December 31, 2023;

	Legacy Plans	2021 EIP
Issued	13,837,200	11,308,239

Cancelled / expired (returned to pool)	1,693,200	1,230,264
Exercised / released	7,425,225	1,881,070
Oustanding - vested	3,643,875	1,212,184
Outstanding - unvested	1,074,900	6,984,721
Total	13,837,200	11,308,239
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
Performance Criteria. The Plan Administrator may set performance goals in respect of any awards in its discretion.
Certain Transactions. In connection with certain corporate transactions and events affecting our ordinary shares, including a change of control, another similar corporate transaction or event, the Plan Administrator has broad discretion to take action under the 2021 EIP. This includes cancelling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2021 EIP and replacing or terminating awards under the 2021 EIP. In addition, in the event of certain equity restructuring transactions, the Plan Administrator will make equitable adjustments to the limits under the 2021 EIP and outstanding awards as it deems appropriate to reflect the transaction. The treatment of CSOP options in connection with such a transaction is subject to the requirements of the CSOP regime.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2021 EIP at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2021 EIP, may materially and adversely affect an award outstanding under the 2021 EIP without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2021 EIP will remain in effect until the tenth anniversary of its effective date unless earlier terminated by our board of directors. No awards may be granted under the 2021 EIP after its termination.
Transferability and Participant Payments. Except as the Plan Administrator may determine or provide in an award agreement, awards under the 2021 EIP are generally non-transferrable, except to a participant’s designated beneficiary, as defined in the 2021 EIP. With regard to tax and/or social security withholding obligations arising in connection with awards under the 2021 EIP, and exercise price obligations arising in connection with the exercise of options under the 2021 EIP, the Plan Administrator may, in its discretion, accept cash, wire transfer or check, our ordinary shares that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the Plan Administrator deems suitable or any combination of the foregoing, subject, in the case of CSOP options, to the requirements of the CSOP regime.
Non-U.S. and Non-U.K. Participants. The Plan Administrator may modify awards granted to participants who are non-U.S. or U.K. nationals or employed outside the U.S. and the U.K. or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such international jurisdictions with respect to tax, securities, currency, employee benefit or other matters or to enable awards to be granted in compliance with a tax favourable regime that may be available in any jurisdiction.
Non-employee Sub-plan. The Non-employee Sub-plan governs equity awards granted to our non-executive directors, consultants, advisers and other non-employee service providers and provides for awards to be made on identical terms to awards made under our 2021 EIP.

Legacy Plans
2019 Company Share Option Plan
Overview
The 2019 CSOP was adopted on November 27, 2019, as amended on April 3, 2021 and is intended to qualify as a “company share option plan” that meets the requirements of Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003, or ITEPA. Options granted under the 2019 CSOP are potentially U.K. tax favoured options up to an individual limit of £30,000 calculated by reference to the market value of the shares under option at the date of grant.
Options granted under the 2019 CSOP must have an exercise price equal to or more than the market value of a share on the date of grant and, where the exercise of an option is to be satisfied by newly issued shares, the exercise price must not be less than the nominal value of a share.
Participation/Eligibility and Administration. Options granted under the 2019 CSOP are granted by the board of directors in its absolute discretion to employees that qualify to be granted an option under Schedule 4 of ITEPA.

Vesting and Exercise of Options. Options granted under the 2019 CSOP may be granted subject to a vesting schedule containing one or more time-based conditions and additionally, or in the alternative, specific performance conditions that must be met before all or part of an option can be exercised. The board of directors has discretion to determine whether and the extent to which a performance condition has been satisfied.
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
Options granted under the 2019 CSOP may not be exercised after the tenth anniversary of the date of grant and generally may only be exercised on the earliest of (1) the company coming under the control (as defined in section 719 ITEPA) of another person; (2) a court sanctioned scheme of arrangement; (3) shareholders becoming bound by a non-U.K. reorganisation; or (4) a person becoming bound or entitled to acquired shares under sections 979 to 985 of the Companies Act; or (5) the vesting conditions specified in the applicable option agreement being met. Options may also be exercised by certain by participants that cease to be employed by us. See “Cessation of Employment” below.
Terms Generally Applicable to Options. Save for transferring an option to a deceased option holder’s personal representative on their death, options granted under the 2019 CSOP cannot be transferred, assigned or have any charge or other security created over them.
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
•six months after the company coming under the control (as defined in section 719 ITEPA) of another person; (2) a court sanctioned scheme of arrangement; or (3) shareholders becoming bound by a non-U.K. reorganisation;
•six months after a reorganisation of the company if a replacement option is offered in the acquirer as part of the reorganisation; or
•the option holder becoming bankrupt.

Cessation of Employment. If an option holder that holds an unvested option ceases to be employed by us, their option will lapse and cease to be exercisable on the day after the option holder ceases to be employed by the company unless:
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
Corporate Transactions. If (1) a person or entity acquires control (as defined in section 719 ITEPA) of the company, (2) a court sanctions a scheme of arrangement or (3) shareholders become bound to a non-U.K. reorganisation, option holders shall be entitled to exercise their options in whole or in part within the period of six (6) months beginning with the date when such relevant event occurs, and to the extent that an option is not exercised within such period it shall lapse and cease to be exercisable. However, in anticipation of the completion of any of the events described in clauses (1) through (3) above, the board of directors may in its absolute discretion make arrangements to permit outstanding options to be exercisable during a period of 20 days ending immediately before such event occurs. If options are not exercised within this period, they shall lapse immediately upon expiry of such period.
A change of control will not trigger a right to exercise options in a scenario in which the acquirer is an entity under which the ultimate beneficial ownership of the remains the same and such entity offers a replacement option to the option holders. If a replacement option is not accepted by option holders in this scenario, their options will lapse six months after the change of control.
Amendments to 2019 CSOP. The board of directors can amend the 2019 CSOP from time to time save that such amendments (1) cannot be made if it would mean that the 2019 CSOP would no longer qualify under Schedule 4 of ITEPA; (2) cannot be made without option holders’ prior written consent if the amendment would have a material impact on their rights; or (3) require certain investor approvals if the amendment would (a) make existing options grants materially more generous; (b) increase option limits; or (c) expand the class of employees eligible to participate in the 2019 CSOP.

2018 Unapproved Share Option Plan
Overview
The 2018 USOP was adopted on February 13, 2018 and amended on September 25, 2019 and April 1, 2021, and provides for the grant of options over Ordinary shares or B Ordinary Shares (or an equivalent number of our ADSs) in the capital of the company.
Participation/Eligibility and Administration. Options granted under the 2018 USOP are granted by the board of directors to individuals.

Vesting and Exercise of Options. Options granted under the 2018 USOP may be granted subject to such vesting and exercise conditions as contained in the option agreement relating to such option.
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
Terms Generally Applicable to Options. Save for transferring an option to a deceased option holder’s personal representative on their death, options granted under the 2018 USOP cannot be transferred, assigned or have any charge or other security created over them.
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
Cessation of Employment/Engagement. If an option holder ceases to be employed or engaged with us and:
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

Corporate Transactions. If a person makes an offer for the company that results in a company reorganisation, an asset sale or a majority share sale giving rise to a change of control, the board of directors may in its absolute discretion and by notice in writing to all option holders declare all outstanding options to be exercisable in full during a period specified by the board of directors not exceeding three (3) months (and which period shall end immediately before the acquirer obtains control of the company if it has not already ended). If options are not exercised within this period, they shall lapse immediately upon expiry of such period. If no notice is given to the option holders, options shall lapse 60 days after the completion of a company reorganisation, asset sale or share sale resulting in a change of control.
In the event of the establishment of a new holding company, options shall be substituted for equivalent options over shares in the new holding company.
Amendments to 2018 USOP. The board of directors can make minor alterations or additions to the 2018 USOP from time to time to benefit the administration of the 2018 USOP, to take account of changes in legislation or to obtain or maintain favourable taxation or regulatory treatment for participants.
RSU Sub-plan to the 2018 Unapproved Share Option Plan. The RSU Sub-plan governs the terms of restricted stock unit awards, or RSUs, may be granted under the RSU Sub-Plan to the 2018 USOP. RSUs are contractual promises to deliver our ordinary shares or ADSs in the future and are subject to substantially the same terms to options granted under the 2018 USOP.
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
The 2016 EMI Plan is operated on the same terms as the 2018 USOP but with the following differences:
Participation/Eligibility and Administration. Notwithstanding the company and option requirements, an individual is eligible to be granted EMI options under the 2016 EMI Plan if they satisfy the employee requirements of Schedule 5 to ITEPA.
Vesting and Exercise of Options. In addition to the terms described above for the 2018 USOP, the board of directors may in its absolute discretion declare an option to be exercisable to such extent as it determines upon the occurrence of a disqualifying event, as set out in sections 533-539 of ITEPA.
Corporate Transactions. In addition to the terms described above for the 2018 USOP, where there is a company reorganisation that includes the creation of a new holding company which has substantially the same identity and proportion of shareholders and such new holding company offers a replacement option to participants of the 2016 EMI Plan, options shall not be exercisable in connection with the aforesaid company reorganisation.

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

C. Board Practices
Composition of Our Board of Directors
Our board of directors is composed of six members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors. Our board of directors has determined that Elizabeth Crain, Robert Ghenchev and Franziska Michor, each of whom serve on our board of directors, do not have a relationship that would interfere with the exercise of independent judgement in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.
In accordance with our articles of association, one-third of our directors will retire from office at each annual general meeting of shareholders. See “Item 10.B – Additional Information – Memorandum and Articles of Association — Appointment of Directors, Classification and Reappointment of Directors.” At each annual general meeting, the directors whose terms expire will retire and are eligible for re-appointment by ordinary resolution at such annual general meeting. At each annual general meeting, the successors to directors whose terms then expire or the directors who have been re-appointed will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:
•Class I consists of Robert Ghenchev and Franziska Michor whose terms will expire at our annual general meeting held in 2025;
•Class II consists of Mario Polywka and Elizabeth Crain whose terms will expire at our annual general meeting held in 2026; and
•Class III consists of Ben Taylor and David Hallett whose terms will expire at our annual general meeting held in 2024.
Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Committees of Our Board of Directors
Our board of directors has four standing committees: an audit committee, a remuneration committee, a nominating and corporate governance committee and a science and technology committee. The board has adopted a written charter for each of the audit committee, the remuneration committee, and the nominating and corporate governance committee which are available on our website.
Audit Committee.Throughout 2023 and until February 12, 2024, the audit committee was composed of Elizabeth Crain, David Nicholson and Mario Polywka, and Ms. Crain served as chair of the committee. Since February 12, 2024, the audit committee has been composed of Ms. Crain, Robert Ghenchev and Franziska Michor, and Ms. Crain has continued to serve as chair of the committee. The audit committee assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements.
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

Remuneration Committee. Throughout 2023 and until February 12, 2024, the remuneration committee was composed of Elizabeth Crain, David Nicholson and Mario Polywka, and Mr. Polywka served as the committee's chair. Since February 12, 2024, the remuneration committee has been composed of Ms. Crain, Robert Ghenchev, Franziska Michor and Mr. Polywka, and Ms. Crain has served as chair of the committee. The remuneration committee assists the board of directors in determining executive officer compensation. The remuneration committee’s responsibilities include:
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
Nominating and Corporate Governance Committee. From January 1, 2023 until May 1, 2023, our nominating and corporate governance committee was composed of Elizabeth Crain, Mario Polywka and David Nicholson, and Dr. Nicholson was chair of the committee. From May 1, 2023 until February 12, 2024, the committee was composed of Ms. Crain, Franziska Michor, and Dr. Nicholson, and Dr. Nicholson remained chair of the committee. From February 12, 2024, the committee has been composed of Ms. Crain, Dr. Michor and Robert Ghenchev, and Dr. Michor has served as chair of the committee. The nominating and corporate governance committee assists our board of directors in identifying individuals qualified to become members of our board and executive officers consistent with criteria established by our board and in developing our corporate governance principles. Dr. Michor serves as chair of this committee. The nominating and corporate governance committee’s responsibilities include:
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

Science and Technology Committee. Our science and technology committee committee is composed of Franziska Michor and Mario Polywka, and assists our board of directors in matters related to science and technology, ensuring alignment within our overall vision and mission. Dr. Michor serves as chair of this committee. The science and technology committee’s responsibilities include:
•reviewing and recommending strategic plans, goals, and initiatives related to science and technology, ensuring alignment with the overall corporate strategy;
•monitoring and evaluating our innovation efforts, including technology investments, partnerships, and intellectual property management, to drive growth and create value;
•remaining informed about emerging scientific and technological advancements, industry trends, and competitive landscapes to advise the Board on opportunities and risks; and
•helping nominate outstanding individuals for participation in regular Scientific Advisory Board meetings.

D. Employees
As of December 31, 2023, we had 483 employees. None of our employees outside of Austria are represented by labour unions or covered by collective bargaining agreements. In Austria, we are subject to a government-mandated collective bargaining agreement, which sets minimum wage expectations and grants employees additional benefits beyond those required by the local labour code. We consider our relationship with our employees to be good.

	At December 31,
Function	2021	2022	2023
Administrative	37	75	58
Research and development	248	406	425
Total	285	481	483

Geography
United Kingdom	242	379	362
European Union and Switzerland	29	69	86
United States and Canada	13	32	35
Japan	1	1	0

E. Share Ownership
For information regarding the share ownership of our directors and executive officers, see “Item 6.B – Compensation” and “Item 7.A – Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2024 for:
•each beneficial owner of 5% or more of our outstanding ordinary shares;
•each of our directors and executive officers; and
•all of our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of March 1, 2024. Percentage ownership calculations are based on 126,119,566 ordinary shares outstanding as of March 1, 2024.
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

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percentage Beneficially Owned
5% or Greater Shareholders:
Andrew Hopkins, DPhil, FRSE, FRSC(1)	19,124,900	15.2%
Softbank Group Corp.(2)	18,977,218	15.0%
Evotec SE(3)	14,035,200	11.1%
Novo Holdings A/S(4)	13,086,600	10.4%
Executive Officers and Directors
David Hallett, Ph.D(5)	409,111	*
Ben Taylor(6)	512,717	*
Mike Krams, M.D.(7)	60,948	*
Elizabeth Crain(8)	104,796	*
Robert Ghenchev	—	*
Francizka Michor(9)	19,841	*
Mario Polywka, Ph.D(10)	146,061	*
All current directors and officers as a group (7 persons)	1,253,474	*
*Represents beneficial ownership of less than 1%.

(1)Information based on a Schedule 13G/A filed with the SEC by Andrew Hopkins on February 12, 2024. Consists of (a) 16,526,300 ordinary shares held by Dr. Hopkins, (b) 498,600 ordinary shares held by his spouse, Iva Hopkins Navratilova, and (c) 2,100,000 ordinary shares held in trust by the Nia Hopkins Charitable Trust (the “Trust”). Dr. Hopkins shares voting and dispositive power with respect to the shares held by his spouse. Dr. Hopkins is the sole trustee of the Trust and retains sole voting and dispositive power over the shares held by the Trust.
(2)Information is based on a Schedule 13D/A filed with the SEC by SVF II Excel (DE) LLC (the “Investor”) on April 11, 2023. The Investor holds 13,295,400 ordinary shares and 5,681,818 ordinary shares represented by 5,681,818 ADS. The sole member of the Investor is SVF II Investment Holdings (Subco) LLC (“SVF II Subco”). SVF II Subco has delegated investment discretion with regard to the securities held of record by the Investor to SB Global Advisors Limited (“SBGA”). The sole shareholder of SBGA is SoftBank Corp., which is a publicly traded company listed on the Tokyo Stock Exchange. The business address of each of SVF II Excel (DE) LLC and SVF II Investment Holdings (Subco) LLC is 251 Little Falls Drive, Wilmington, Delaware 19808. The business address of SBGA is 69 Grosvenor Street, Mayfair, London W1K 3JP, England, United Kingdom. The business address of SoftBank is 1-7-1, Kaigan, Minato-ku Tokyo 105-7537 Japan.
(3)Consists of 14,035,200 ordinary shares held by Evotec SE. The beneficial owner of the shares is Evotec SE. The address of Evotec SE is Essener Bogen 7, 22419 Hamburg, Germany.
(4)Information is based on a Schedule 13G filed with the SEC by Novo Holdings A/S on February 2, 2022. Novo Holdings A/S holds 13,086,600 ordinary shares. Novo Holdings A/S has the sole power to vote and dispose of the shares, and no individual or other entity is deemed to hold any beneficial ownership in the shares. Robert Ghenchev is employed as a Senior Partner at Novo Holdings Equity U.S. Inc., which provides certain consultancy services to Novo Holdings A/S, and is a member of our board of directors. Mr. Ghenchev is not deemed to hold any beneficiary ownership or reportable pecuniary interest in the shares held by Novo Holdings A/S. The business address of Novo Holdings A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.
(5)Consists of 1,500 ordinary shares as at March 1, 2024 and an additional 407,611 ordinary shares issuable upon exercise of options that are exercisable within 60 days of March 1, 2024.
(6)Consists of 48,996 ordinary shares as at March 1, 2024 and an additional 463,721 ordinary shares issuable upon vesting and settlement of RSUs or exercise of options that may vest and settle or become exercisable within 60 days of March 1, 2024.
(7)Consists of 35,050 ordinary shares as at March 1, 2024 and an additional 25,898 ordinary shares issuable upon vesting and settlement of RSUs or exercise of options that may vest and settle or become exercisable within 60 days of March 1, 2024.
(8)Consists of 70,498 ordinary shares as at March 1, 2024 and an additional 34,298 ordinary shares issuable upon vesting and settlement of RSUs or exercise of options that may vest and settle or become exercisable within 60 days of March 1, 2024.
(9)Consists of 6,613 ordinary shares as at March 1, 2024 and an additional 13,228 ordinary shares issuable upon vesting and settlement of RSUs or exercise of options that may vest and settle or become exercisable within 60 days of March 1, 2024.
(10)Consists of 62,198 ordinary shares as at March 1, 2024 and an additional 88,298 ordinary shares issuable upon vesting and settlement of RSUs or exercise of options that may vest and settle or become exercisable within 60 days of March 1, 2024.

Significant Changes in Percentage Ownership
To our knowledge, other than as provided in the table above, our other filings with the SEC and this annual report, the significant changes in the percentage ownership held by our principal shareholders since January 1, 2021 are a result of our October 2021 initial public offering, in which we issued and sold 15,927,500 ADSs representing an equal number of ordinary shares, and concurrent private placements in which we sold 5,681,818 ordinary shares and 1,590,909 ordinary shares to SVF II Excel (DE) LLC, or Softbank, and the Bill & Melinda Gates Foundation, respectively.
Shareholders in the United States
As of December 31, 2023, to the best of our knowledge, 19,343,100, or 15%, of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held by four shareholders of record in the United States. The actual number of holders is greater than the number of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees.

This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions
Arrangements with Evotec
Evotec SE, or, together with its affiliates, Evotec, is a beneficial owner of more than 10% of our share capital. Mario Polywka, DPhil, a member of our board of directors, is the interim Chief Executive Officer of Evotec and is a current member of its Supervisory Board. Initially, our collaborations with Evotec were aimed at designing dual CD73/ A2A- and CD73-inhibitor compounds. Our collaborative projects developed from that point.
We and our subsidiaries have entered into the following commercial arrangements with Evotec:
Collaboration Agreement and Services. Under the terms of a collaboration agreement with Evotec, we engaged Aptuit (Verona) SRL (an affiliate of Evotec) to carry out the preclinical toxicology and manufacturing work for EXS21546. We shared the costs of this arrangement equally with Evotec. In connection with this arrangement, we have received invoices from Evotec totalling £1,039,000 and £1,133,000 in the years ended December 31, 2021 and 2022 respectively, and credit notes totalling £687,000 in the year ended December 31, 2023.
Drug Discovery Services Agreement. In November 2017, we entered into a drug discovery services agreement, or the Evotec Discovery Agreement, with Evotec to procure its drug discovery services, including those related to the development of assays, screening, structural biology and medicinal chemistry.
In October 2020, we amended the Evotec Discovery Agreement to extend its term to November 2022 and in September 2022 we extended its turn to April 2023. Before that time, either party may terminate specific projects if those resources are to be immediately redeployed, and we may additionally terminate any project under the agreement without cause by providing 90 days’ prior written notice. The Evotec Discovery Agreement stipulates that upon our request, for each planned project, Evotec shall provide reasonably detailed estimates of the services, time frame, deliverables and pricing for such project. Once agreed to by both parties, each project will be overseen by a steering committee comprised of an equal number of representatives from each party. Subject to certain limited exceptions, we retain ownership over all intellectual property discovered or made by Evotec in the course of its performance of the services under the Drug Discovery Services Agreement, and to the extent that any rights in such intellectual property cannot be assigned to us by Evotec, they have provided to us a perpetual, irrevocable, worldwide, royalty-free, exclusive, transferable licence, sublicensable through multiple tiers, to practice such non-assignable rights in any manner for any purpose.
We have engaged Evotec and its affiliates to provide services on several projects under this agreement, the most material of which is an engagement to provide CRO services to help us deliver candidate compounds under one of our collaboration agreements with Celgene Corporation and BMY which commenced in 2019 and 2021, respectively. In connection with these CRO services projects, we have received invoices totalling £13,870,000, £8,485,000, and £3,341,000 in the years ended 2021, 2022 and 2023, respectively. For all other projects provided under the Evotec Discovery Agreement, we have received invoices totalling £130,000, £273,000 and £1,597,000 in the years ended 2021, 2022 and 2023, respectively.

Compound Management Services Agreement. In April 2021, we entered into a compound management services agreement, or the Evotec Compound Management Agreement, with Evotec to procure compound management services, including those related to compound reception, storage, maintenance while in storage, quality analysis and control, and shipment.
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
We have engaged Evotec to provide general services related to powder and solution compound transfer, reception, identification, inventory registration, quality analysis and control, storage, maintenance while in storage and shipment to our sites and partners. In connection with this arrangement, we have paid Evotec £231,000, £231,000 and £228,000 in the years ended December 31, 2021, 2022 and 2023 respectively.

Agreements with Our Executive Officers and Directors and their Close Family Members
We have entered into service agreements with our non-employee directors, executive officers, and with David Hallett and Ben Taylor, our executive directors. See “Item 6 – Directors, Senior Management and Employees.” These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by our executive officers and our executive directors. However, the enforceability of the non-competition provisions may be limited under applicable law.
Since November 2016, Iva Navratilova, Ph.D., the spouse of our former Chief Executive Officer, Andrew Hopkins, has been employed by us. She is currently our Vice President of Biophysics and receives a salary and benefits consistent with her position in our company and market practices.

Indemnification Agreements
We have entered into our standard deed of indemnity with our directors and executive officers, including with Franziska Michor in connection with her appointment to our board of directors in May 2023. Our articles of association empower us to indemnify our directors and executive officers to the fullest extent permitted by applicable law. See “Item 6 – Directors, Senior Management and Employees.”

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
C. Material Contracts
In addition to the contracts described elsewhere in this annual report, the following are summaries of each material contract to which we are a party for the two years preceding the date of this annual report.
BMY Collaboration and Licence Agreement
In May 2021, we entered into a Collaboration and Licence Agreement, or the BMY Agreement, with BMY. Under the BMY Agreement, the parties agreed to collaborate in the discovery and preclinical development of target compounds for collaboration targets. During the term of the BMY Agreement, BMY retains the exclusive right to develop and commercialise target compounds, while we are exclusively responsible for the preclinical manufacturing process.
A joint steering committee, composed of an equal number of members from each party, oversees the work performed under the BMY Agreement. The research plan, which governs the research and development of target compounds under the BMY Agreement, runs for four years from the date on which the research plan commences. BMY retains the right to terminate the research plan upon six months’ prior written notice. Alternatively, BMY may also extend the research plan for an additional year after the initial four-year term.
Under the BMY Agreement, BMY has paid us an up-front amount of $30 million. We are also entitled to payments upon achievement of developmental benchmarks and regulatory and sales milestones. Under the BMY Agreement, we could potentially receive up to $257 million per target, excluding royalties . Additionally, BMY will pay us a range of low to high single digit percentage royalty payments on sales of drug candidates developed pursuant to the agreement, if any, that receive regulatory approval.
Under the BMY Agreement, we granted BMY an exclusive, worldwide, royalty-bearing, sublicensable licence to discover, develop, and commercialise target compounds. Additionally, BMY granted us a non-exclusive, worldwide, non-sublicensable, royalty-free licence solely for the purposes of carrying out our obligations under the BMY Agreement. BMY retained the right to terminate the BMY Agreement entirely or on a country-by-country basis. Either party may terminate the BMY Agreement on a licenced product-by licenced product basis upon a material and uncured breach of the agreement by the other party , except that if BMY materially breaches its diligence obligations and does not cure within a specified period, we can terminate the BMY Agreement on a market-by-market or target-by-target basis.
On March 11, 2022, BMY extended its first collaboration arrangement with the Group by six months in order to generate additional data including the use of translational capabilities for key targets under the collaboration using the Group’s precision medicine platform, in relation to which the Group received a cash payment of $5,000,000 (£3,821,000).
In October 2023, we mutually determined to prioritise certain projects and not to proceed with the development of others within the collaboration.

Gates Global Access Commitments Agreement
On September 1, 2021, we entered into a Global Access Commitments Agreement with the Gates Foundation to expand our pandemic preparedness programme. We have committed to contribute a matching amount of $35.0 million to the collaboration, through operations and funding for third party activities.

Sanofi Licence Collaboration and Licence Agreement
In January 2022, we entered into a Collaboration and Licence Agreement, with Sanofi, or the CLA, and in January 2023, July 2023 and December 2023, we amended the Collaboration and Licence Agreement, with such as amended CLA referred to as the Amended CLA. Pursuant to the Amended CLA, we will use our artificial intelligence-driven, end-to-end integrated platform to discover and validate novel targets in the oncology and immunology therapeutic areas. We will collaborate with Sanofi to advance certain of these targets into small molecule inhibitor drug research projects and accelerate the identification of certain small molecule development candidates.
Sanofi made an upfront cash payment of $100 million to us on signing the CLA and made an additional payment of $4 million in connection with the expansion of the collaboration pursuant to the December 2023 amendment. Under the Amended CLA, Exscientia and Sanofi may initiate up to 15 novel small molecule programmes and additional targets may be added to the collaboration under certain circumstances. Each programme, if successfully researched, developed and/or commercialised, will yield research, clinical development, regulatory, and commercial milestone payments of up to approximately $343 million including up to $193 million in the aggregate for certain specified research, development and regulatory milestones, and up to $150 million in the aggregate for certain specified commercial milestones. The Amended CLA could potentially provide us with up to approximately $5.2 billion in aggregate milestone payments across all 15 potential programmes.
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

Merck Research Collaboration Agreement
On September 20, 2023, we entered into a Research Collaboration Agreement, or the RCA, with the Healthcare Business of Merck KGaA, Darmstadt, Germany, referred to as Merck KGaA, Darmstadt, Germany, pursuant to which we will be responsible for the design process, as well as translational and early non-clinical studies to discover development candidates based on the initial agreed targets. Upon Merck KGaA, Darmstadt, Germany’s selection of a compound as a development candidate, Merck KGaA, Darmstadt, Germany will be solely responsible for the non-clinical studies and clinical development, manufacturing and commercialisation of such development candidate at its own cost and expense. Under the RCA, Merck KGaA, Darmstadt, Germany has agreed to use commercially reasonable efforts to obtain regulatory approval for at least one product candidate in certain major markets and to commercialise such product if it receives any such regulatory approval.
The research component of the collaboration will be overseen by a joint steering committee comprised of an equal number of representatives from us and from Merck KGaA, Darmstadt, Germany. The collaboration will also have an IP sub-committee comprised of an equal number of patent attorneys from each party that will be the liaison for intellectual property matters that arise in connection with the collaboration.
The RCA allows Merck KGaA, Darmstadt, Germany and us to identify additional targets in oncology and immunology or other mutually agreed disease areas. Should we identify additional targets for the collaboration, we would be responsible for target validation in addition to drug design.
Merck KGaA, Darmstadt, Germany made an upfront cash payment of $20 million to us on signing the RCA, and we remain eligible to receive up to $674 million in discovery, development, regulatory and sales-based milestones, if all milestones for all three initial programmes are achieved. Of this amount, up to $113 million is potentially payable on milestones achieved in the discovery phase of development. In addition, we will receive royalty payments ranging from mid-single-digits to low-double-digits on net sales of any products resulting from the initial three targets that are commercialised. If any additional target is identified for the collaboration, we would be eligible to receive additional milestone payments on such target.
Pursuant to the RCA, we granted to Merck KGaA, Darmstadt, Germany a worldwide, exclusive, transferable license (with the right to grant sublicenses through multiple tiers) to the intellectual property that is necessary or reasonably useful for development or commercialisation of the target compounds and resulting products, if any, in order to develop, manufacture, commericalise and sell the target compounds and resulting products, if any. Merck KGaA, Darmstadt, Germany has the right to control the prosecution and maintenance of any patent rights related to intellectual property that is the subject of each programme.

The RCA will remain in effect from September 20, 2023 until such date that no milestone payments or royalties are, or may become, payable under the RCA, unless the RCA is terminated earlier in accordance with its terms. The RCA contains standard termination provisions, including termination by either party for material uncured breach or insolvency of the other party, by us if Merck KGaA, Darmstadt, Germany breaches certain obligations with respect to regulatory and commercialisation activities, and by Merck KGaA, Darmstadt, Germany for convenience. Certain of these termination rights can be exercised in respect of a given target, or in respect of the RCA as a whole. In certain circumstances, upon termination, we have the right to terminate the licences granted to Merck KGaA, Darmstadt, Germany and to pursue the development and commercialisation of the target compounds and resulting products, if any.
During the term of the RCA, we are subject to exclusivity obligations that limit our ability to conduct research and development or commercialisation activities (whether ourselves or in conjunction with a third party) with respect to the compounds and targets which are within the scope of the RCA.
The RCA contains standard confidentiality provisions and representations and warranties made by each party to the agreement. The parties also provide mutual indemnification under the agreement and the RCA excludes liability of either party for consequential or similar damages, except to the extent prohibited by law.

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
(a)a citizen or individual of the United States;
(b)a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organised in or under the laws of the United States, any state therein or the District of Columbia;
(c)an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
(d)a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.
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
Based upon the value of our assets and the nature and composition of our income and assets, we expect that we will not be a PFIC for the taxable year ended December 31, 2023, though no assurance can be made in this regard. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. For instance, for our current and future taxable years, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. If our market capitalisation declines while we hold a substantial amount of cash and cash equivalents for any taxable year, we may be a PFIC for that taxable year. Furthermore, under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year, which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. We currently do not generate revenues from the commercialisation of drug candidates and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of active income to offset our passive financing income. As a result, there can be no assurance that we will not be a PFIC for the current or any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position.
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

United Kingdom Taxation of Dividends
Withholding Tax. Dividends paid by the company will not be subject to any withholding or deduction for or on account of U.K. tax.
Income Tax. An individual U.K. Holder may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the company. An individual holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the company unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.
All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £1,000 of taxable dividend income received by the individual U.K. Holder in the tax year 2023/2024. Income within the nil rate band is to be taken into account in determining whether income in excess of the £1,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance is (subject to the availability of any income tax personal allowance) taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band. The annual tax-free dividend allowance has been reduced to £1,000 with effect from April 2023, and will be reduced to £500 with effect from April 2024.
Corporation Tax. A corporate holder of ADSs that is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.
Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividend qualifies for an exemption, which should be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the main rate of 25% for companies with profits in excess of £250,000, or the small profits rate of 19% for companies with profits of £50,000 or less, with marginal relief from the main rate available to companies with profits between £50,000 and £250,000 subject to meeting certain criteria).

Chargeable Gains. A disposal or deemed disposal of ADSs by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.
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
If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, U.K. corporation tax would apply (at the main rate of 25% for companies with profits in excess of £250,000, or the small profits rate of 19% for companies with profits of £50,000 or less, with marginal relief from the main rate available to companies with profits between £50,000 and £250,000 subject to meeting certain criteria).
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
United Kingdom Stamp Duty and Stamp Duty Reserve Tax. The discussion below relates to the holders of our ordinary shares or ADSs wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries. It should also be noted that this discussion assumes that the Finance Bill currently proceeding through the U.K. Parliament is enacted in its current form, and that measures taken to give certain Finance Bill provisions effect on a provisional basis continue to apply until such enactment.
Issue of Ordinary Shares. No U.K. stamp duty or stamp duty reserve tax, or SDRT, is payable on the issue of the underlying ordinary shares in the company.
Transfers of Ordinary Shares. An unconditional agreement to transfer ordinary shares in certificated form will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. The charge to SDRT will be canceled or, if already paid, repaid (generally with interest), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.
An unconditional agreement to transfer ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services will generally be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer unless the clearance service has made and maintained an election under section 97A of the U.K. Finance Act 1986, or a section 97A election. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by DTC. However, no stamp duty or SDRT is payable where the transfer of ordinary shares to a clearance service or depositary receipt system satisfies the conditions of an exemption, which will generally be the case if the transfer occurs in the course of qualifying capital-raising arrangements.
Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt system or clearance service will in practice generally be paid by the transferors or participants in the clearance service or depositary receipt system.
Issue of ADSs. No U.K. stamp duty or SDRT is payable on the issue of ADSs in the company.
Transfers of ADSs. No SDRT should be required to be paid on a paperless transfer of ADSs through the clearance service facilities of DTC, provided that no section 97A election has been made by DTC, and such ADSs are held through DTC at the time of any agreement for their transfer.
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
Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
We are exposed to interest rate, currency, credit and liquidity risks. Our executive board oversees the management of these risks.
Interest Rate Risk. Our exposure to the risk of changes in interest rates relates to investments in deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. Calculated using our cash and cash equivalents at December 31, 2023, a hypothetical 1% change in interest rates with all other variables held constant would lead to an increase or decrease in profit and equity of £1.0 million.
Regarding the liabilities shown in the statement of financial position, we are currently not subject to interest rate risks.
Currency Risk. Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange relates primarily to cash and cash equivalents and outsourced supplier agreements denominated in currencies other than pounds sterling, in addition to our operations based in the United States and Japan.
Our cash, cash equivalents and short term bank deposits were £363.0 million and £505.8 million as of December 31, 2023 and 2022 respectively. As of December 31, 2023, approximately all of our cash and cash equivalents were held in the United Kingdom, of which 78% were denominated in pounds sterling, 21% were dominated in U.S. dollars and 1% were denominated in Euro. Correspondingly, as of December 31, 2022, these were 85%, 13% and 2%, respectively.
A hypothetical 10% change in the GBP/USD and GBP/EUR exchange rates during the year ended December 31, 2023 would have had a £9.0 million and £0.0 million impact, respectively, on our consolidated loss before tax and would have had a £9.1 million and £3.6 million impact, respectively, on shareholders equity. For all other currencies, a hypothetical change of 10% in exchange rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
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
We hold cash and short term bank deposits in both GBP and USD, with the intention of matching expected operational cash needs in order to limit the impact of exchange rate fluctuations on our operations.
Credit Risk. We are exposed to credit risk from our operating activities, primarily trade receivables, and cash, cash equivalents and deposits held with banks and financial institutions. Our cash, cash equivalents and deposits are maintained in accounts at five different banks and financial institutions in the United Kingdom, the United States of America, Austria and Japan. We are also potentially subject to concentrations of credit risk for our trade receivables with respect to receivables owed by a limited number of companies comprising our customer base. Our exposure to credit losses is low, however, due to the credit quality of our collaboration partners which are typically large pharmaceutical companies.
Liquidity Risk. We continuously monitor our risk of a shortage of funds. Our objective is to maintain a balance between continuity of funding and flexibility through the use of capital increases and executing collaboration agreements. Our financial statements were prepared on a going concern basis.

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
Fees and Charges. Holders of our ADSs will be required to pay the following fees under the terms of the deposit agreement:

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
In October 2021, we completed our initial public offering in the United States. The ordinary shares were registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-1 (File No. 333-259431), and a registration statement on Form F-6 (File No. 333-259724) to register the ADSs, each of which was declared effective by the U.S. Securities and Exchange Commission on September 30, 2021.

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
Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2023, have concluded that, as of such date, our disclosure controls and procedures were not effective at the reasonable assurance level.

B. Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”).
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management, including the Interim Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and based on this assessment, our management has concluded that as of December 31, 2023, our internal controls over financial reporting were not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.
For additional information on our material weaknesses and remediation efforts, see Item 5. Operating and Financial Results.

C. Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for emerging growth companies.

D. Changes in Internal Control Over Financial Reporting
As reported in our annual report on Form 20-F for the fiscal year ended December 31, 2022, our management identified material weaknesses in our control over financial reporting related to the lack of effective process and controls throughout the period and we did not implement and maintain effective information technology general controls for information systems that are significant to the preparation of our financial statements.
As part of our changes in internal control over financial reporting, as of the date of this annual report for the year ended December 31, 2023, we have implemented a remediation plan with respect to the material weaknesses, including the hiring of several experienced personnel in our financial reporting and internal controls teams, as well as engaging external advisors to assist us in addressing these material weaknesses. See "Item 5.E – Critical Material Accounting Policies and Significant Judgements and Estimates—Internal Control Over Financial Reporting" for additional information.
With the exception of the changes listed above, there were no other changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2023 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
Our audit committee consists of Elizabeth Crain, Robert Ghenchev and Franziska Michor. The audit committee consists exclusively of members of our board who are financially literate, and Ms. Crain is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

Item 16C. Principal Accountant Fees and Services
Auditor Name: PricewaterhouseCoopers LLP        Auditor PCAOB ID- 876
Auditor Location: Reading, United Kingdom
PricewaterhouseCoopers LLP has served as our independent registered public accountant since 2019 and has audited our consolidated financial statements as of and for the years ended December 31, 2023 and 2022.
The following table shows the aggregate fees billed to us for professional services for the fiscal years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
	(in thousands)
Audit Fees	£1,179	£707
Audit-Related Fees	£198	£225
Tax Fees	—	—
Other Fees	—	—
Total	£1,377	£932

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
There were no “Tax Fees” or “Other Fees” billed or paid during the fiscal years ended December 31, 2023 or 2022.
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

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections
Not applicable.

Item 16J. Insider Trading Policies
We have adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our ordinary shares by directors, officers and employees, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq listing standards.

Item 16K. Cybersecurity
Risk management and strategy
We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to: our critical computer networks; third-party hosted services, communications systems, hardware and software; and our critical data, which includes intellectual property, confidential information that is proprietary, strategic or competitive in nature, trade secrets, data we may collect about trial participants in connection with clinical trials, sensitive third-party data, business plans, transactions, and financial information, referred to collectively as Information Systems and Data.
Our cybersecurity function comprises, in part, our Chief Information Officer, or CIO, our Head of Information Security and the overall information security function, as well as our legal department and risk management team, and it helps identify, assess and manage our cybersecurity threats and risks. Our cybersecurity function identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods including, for example, manual tools, internal or external audits, automated tools, subscribing to and analysing reports and services that identify cybersecurity threats and threat actors, threat assessments and scans for internal and external threats, cyber assessments of all third parties, external intelligence feeds, vulnerability assessments, third-party-conducted red/blue team testing and tabletop incident response exercises, a third-party Managed Security Operations Centre with dedicated expert security analysts, and coordination with law enforcement concerning threats.
Depending on the environment, we implement and maintain various technical, physical, and organizational measures and processes designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example: incident detection and response, a cyber incident response plan, a disaster recovery plan, a vendor risk management program, employee training, data encryption, access controls, physical security, network security controls, penetration testing, dedicated cybersecurity staff, a third-party Managed Security Operations Centre with dedicated expert security analysts, risk assessments, implementation of security standards/certifications, data segregation, systems monitoring, cyber insurance, and asset management, tracking, and disposal.
Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, the cybersecurity function works with our management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business.
We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example professional services firms (including legal counsel), threat intel service providers, cybersecurity software providers, cybersecurity consultants, managed cybersecurity service providers, pen testing firms, dark web monitoring services, and forensic investigators. We also use third-party service providers to perform a variety of functions throughout our business, such as hosting companies, application providers, contract research organizations, supply chain resources, distributors, and contract manufacturing organizations. We manage cybersecurity risks associated with our use of these providers by, for example, conducting audits and risk assessments on certain vendors, conducting vulnerability scans relevant to the service provider, engaging in conversations with the service providers’ security personnel, imposing contractual obligations on the service providers, and requesting and analysing (a) responses on a security questionnaire, (b) the providers’ written information security program, and (c) relevant reports and certifications of the service providers.

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see "Item 3.D — Risk Factors," including the risk factor titled “Our internal information technology systems, or those of our third-party vendors, contractors or consultants, may fail or suffer security breaches, loss or leakage of data and other disruptions, which could result in adverse consequences resulting from any such incident, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.”

Governance
Our board of directors addresses our cybersecurity risk management as part of its general oversight function. The Audit Committee is responsible for overseeing our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.
Our cybersecurity risk assessment and management processes are implemented and maintained by certain members of management, including our CIO, who has over 20 years of IT experience and our Head of Information Security, who has over 20 years of experience in the IT industry, 15 of which have been in cybersecurity.
Our CIO is responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports. Our Head of Information Security is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, and communicating key priorities to relevant personnel.
Our response process to cybersecurity incidents is designed to escalate certain incidents to members of management depending on the circumstances, including the CIO. Our CIO and Head of Information Security work with the other members of our incident response team to help us mitigate and remediate cybersecurity incidents of which they are notified. In addition, our incident response policy includes reporting to the Audit Committee for certain cybersecurity incidents.
Our Audit Committee also receives periodic reports from our cybersecurity function concerning our significant cybersecurity threats and risk and the processes we have implemented to address them. The Audit Committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

PART III
Item 17. Financial Statements
We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements
See pages F-1 through F-58 of this annual report.

Item 19. Exhibits

		Incorporation by Reference
Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
1.1	Articles of Association.	F-1/A	333-259431	3.2	September 17, 2021
2.2	Deposit Agreement.	F-1/A	333-259431	4.1	September 17, 2021
2.3	Form of American Depositary Receipt (included in exhibit 4.1).	F-1/A	333-259431	4.2	September 17, 2021
2.4*	Description of Share Capital and Articles of Association
2.5*	Description of American Depositary Shares
4.1	Shareholders’ Agreement Relating to Exscientia Limited (then named Exscientia Holdings Limited), dated August 10, 2021, by and between the Subscribers, Non-Investing Shareholders, and Manager thereto and Exscientia Limited.	F-1	333-259431	10.1	September 10, 2021
4.2+	Employment Agreement, dated September 24, 2021, by and between Andrew Hopkins and Exscientia AI Limited.	F-1	333-259431	10.2	September 10, 2021
4.3+	Employment Agreement, dated September 24, 2021, by and between Ben Taylor and Exscientia AI Limited.	F-1	333-259431	10.3	September 10, 2021
4.4†	Patent Assignment Agreement, dated October 1, 2019, by and between the University of Dundee and Exscientia AI Limited (then named Exscientia Limited).	F-1	333-259431	10.5	September 10, 2021
4.6†	Research Collaboration and Licence Option Agreement, dated June 27, 2016, by and between Sanofi S.A. and Exscientia AI Limited (then named Exscientia Limited).	F-1/A	333-259431	10.7	September 17, 2021
4.7†	Collaboration and Licence Agreement, dated May 3, 2021, by and between Bristol-Myers Squibb Company and Exscientia AI Limited (then named Exscientia Limited).	F-1/A	333-259431	10.8	September 17, 2021
4.8	Subscription Agreement between the Registrant and the Bill & Melinda Gates Foundation, dated as of September 1, 2021.	F-1	333-259431	10.10	September 10, 2021
4.9†	Global Access Commitments Agreement between the Registrant and the Bill & Melinda Gates Foundation, dated September 1, 2021.	F-1/A	333-259431	10.12	September 27, 2021
4.10	Form of Registration Rights Agreement between the Registrant and the Rights Holders.	F-1/A	333-259431	10.13	September 27, 2021
4.11	Lease relating to Part Ground Floor, The Schrodinger Building, The Oxford-Science Park, Sandford-on-Thames, Oxford, by and between Exscientia AI Limited (then named Ex Scientia Limited) and The Oxford Science Park Limited, dated July 27, 2018.	F-1	333-259431	10.11	September 10, 2021
4.12	Lease relating to Third Floor, The Schrodinger Building, The Oxford Science Park, Sandford-on-Thames, Oxford, by and between Fuel 3D Technologies Limited and The Oxford Science Park Limited, dated April 11, 2018.	F-1	333-259431	10.12	September 10, 2021
4.13	Lease between MEPC Milton Park No. 1 Limited, MEPC Milton Park No. 2 Limited, and Exscientia AI Limited (then named Exscientia Limited), effective as of July 13, 2021.	F-1	333-259431	10.13	September 10, 2021
4.14	Sublease by and between Allcyte GmbH and The University of Veterinary Medicine, Vienna, dated as of February 6, 2018.	F-1	333-259431	10.14	September 10, 2021
4.15	Lease Agreement, by and between HG 3 Beteiligungsverwaltung GmbH & Co KG and Alphaexscientia Beteiligungs GmbH, effective as of September 3, 2021.	F-1	333-259431	10.15	September 10, 2021
4.16	Lease Agreement, by and between HG 3 Beteiligungsverwaltung GmbH & Co KG and Alphaexscientia Beteiligungs GmbH, effective as of September 3, 2021.	F-1	333-259431	10.16	September 10, 2021
4.17†#	Collaboration and Licence Agreement, by and between Sanofi and Exscientia AI Limited, effective as of January 4, 2022.	20-F	001-40850	4.20	March 23, 2023
4.18†#	First Amendment to Collaboration and Licence Agreement, by and between Sanofi and Exscientia AI Limited, effective as of January 30, 2023	20-F	001-40850	4.21	March 23, 2023

Incorporation by Reference
Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
4.19†#	Second Amendment to Collaboration and Licence Agreement, by and between Sanofi and Exscientia AI Limited, effective as of July 26, 2023.	6-K	001-40850	99.4	August 10, 2023
4.20*†#	Third Amendment to Collaboration and Licence Agreement, by and between Sanofi and Exscientia AI Limited, effective as of December 20, 2023.
4.21*†#	Research Collaboration Agreement, dated September 19, 2023, by and between Merck Healthcare KGAA and Exscientia AI Limited.
4.22*+	Employment Agreement, dated September 26, 2021, between Exscientia AI Limited and David Hallett.
4.23	Form of Deed of Indemnity between the Registrant and each of its directors.	F-1/A	333-259431	10.17	September 17, 2021
4.24	Form of Deed of Indemnity between the Registrant and each of its executive officers.	F-1/A	333-259431	10.18	September 17, 2021
4.25+	The Exscientia Plc 2021 Equity Incentive Plan with Non-Employee Sub-Plan and CSOP Sub-Plan.	F-1	333-259431	10.19	September 10, 2021
4.26+	The Exscientia Unapproved Share Option Plan with RSU Sub-Plan.	F-1	333-259431	10.20	September 10, 2021
4.27+	The Exscientia Company Share Option Plan.	F-1	333-259431	10.21	September 10, 2021
4.28+	The Exscientia Enterprise Management Incentive Plan.	F-1	333-259431	10.22	September 10, 2021
8.1*	Subsidiaries of the registrant.
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers LLP, the Registrant's independent registered public accounting firm
97.1*	Incentive Compensation Recoupment Policy
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
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

EXSCIENTIA PLC

Date: March 21, 2024	By:	/s/ David Hallett
	Name:	David Hallett, Ph.D.
	Title:	Interim Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Exscientia Plc

Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Exscientia Plc and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of loss and other comprehensive (loss)/income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
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

/s/ PricewaterhouseCoopers LLP
Reading, U.K.
March 21, 2024
We have served as the Company's auditor since 2019

Consolidated Statement of Loss and Other Comprehensive (Loss)/Income for the years ended 31 December, 2023, 2022 and 2021

		December 31,	December 31,	December 31,
		2023	2022	2021
	Note	£’000	£’000	£’000
Revenue	5	20,079	27,223	27,359
Cost of sales		(27,403)	(33,297)	(17,112)
Gross (loss)/profit		(7,324)	(6,074)	10,247
Research and development expenses		(128,444)	(128,865)	(44,047)
General administrative expenses		(45,331)	(38,416)	(25,783)
Foreign exchange (losses)/gains		(1,541)	33,609	938
Loss on forward contracts	27	—	(11,287)	—
Other income	6	6,636	5,742	3,749
Operating loss	7	(176,004)	(145,291)	(54,896)
Finance income	8	16,628	5,681	26
Finance expenses	9	(1,067)	(334)	(169)
Share of loss of joint venture	16	(1,645)	(691)	(1,152)
Loss before taxation		(162,088)	(140,635)	(56,191)
Income tax benefit	12	16,125	21,907	6,960
Loss for the year		(145,963)	(118,728)	(49,231)
Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss
Foreign currency (loss)/gain on translation of foreign operations		(1,332)	2,476	(549)
Items that will not be reclassified to profit or loss
Change in fair value of financial assets at fair value through OCI		—	—	(109)
Total other comprehensive (loss)/income for the year, net of tax		(1,332)	2,476	(658)
Total comprehensive loss for the year		(147,295)	(116,252)	(49,889)
Basic and diluted loss per share (£)	13	(1.18)	(0.97)	(0.99)

The accompanying accounting policies and notes on pages F10 to F58 form an integral part of these financial statements

Consolidated Statement of Financial Position as at December 31, 2023 and 2022

		December 31, 2023	December 31, 2022
	Note	£’000	£’000
ASSETS

Non-current assets
Goodwill	14	6,186	6,321
Other intangible assets, net	14	28,459	33,602
Property, plant and equipment, net	15	48,954	37,648
Investment in joint venture	16	173	—
Right-of-use assets, net	17	18,513	14,794
Other receivables	18	663	100
Investments in equity instruments	27	2,145	2,145
Deferred tax asset, net	23	690	1,008
Total non-current assets		105,783	95,618

Current assets
Trade receivables		3,372	523
Other receivables and contract assets	18	15,351	14,618
Current tax assets		23,166	33,023
Inventories	19	—	50
Short term bank deposits	27	103,586	101,234
Cash and cash equivalents	20	259,463	404,577
Total current assets		404,938	554,025

Total assets		510,721	649,643

EQUITY AND LIABILITIES

Capital and reserves
Share capital	21	63	61
Share premium	22	364,639	364,603
Capital redemption reserve	22	3	3
Foreign exchange reserve	22	492	1,824
Share-based payment reserve	22	46,984	35,267
Fair value reserve	22	(199)	(199)
Merger reserve	22	54,213	54,213
(Accumulated losses)/retained earnings	22	(110,469)	23,106
Total equity attributable to owners of the parent		355,726	478,878

The accompanying accounting policies and notes on pages F10 to F58 form an integral part of these financial statements

Consolidated Statement of Financial Position as at December 31, 2023 and 2022 (continued)

		December 31, 2023	December 31, 2022
	Note	£’000	£’000
LIABILITIES

Non-current liabilities
Loans	27	306	313
Lease liabilities	17	16,221	10,942
Deferred tax liability, net	23	5,774	7,072
Contract liabilities and other advances	24	65,466	59,170
Provisions	25	2,157	1,243
Other payables	26	—	377
Total non-current liabilities		89,924	79,117

Current liabilities
Trade payables		11,336	30,740
Lease liabilities	17	2,396	2,641
Contract liabilities and other advances	24	27,006	38,812
Other payables	26	24,333	19,455
Total current liabilities		65,071	91,648

Total liabilities		154,995	170,765

Total equity and liabilities		510,721	649,643

The accompanying accounting policies and notes on pages F10 to F58 form an integral part of these financial statements

Consolidated Statement of Changes in Equity for the years ended 31 December, 2023, 2022 and 2021

	Share Capital	Share Premium	Deferred Shares	Foreign Exchange Reserve	Share-based Payment Reserve	Fair Value Reserve	Merger Reserve	(Accumulated Losses)/Retained Earnings	Total Equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
As at January 1, 2021	—	89,099	—	(111)	3,589	—	—	(34,054)	58,523
Loss for the year	—	—	—	—	—	—	—	(49,231)	(49,231)
Foreign exchange loss on translation of subsidiaries	—	—	—	(548)	(1)	—	—	—	(549)
Change in fair value of financial assets through OCI	—	—	—	—	—	(109)	—	—	(109)
Total comprehensive loss for the year	—	—	—	(548)	(1)	(109)	—	(49,231)	(49,889)
Share-based payment charge	—	—	—	—	10,466	—	—	—	10,466
Share issued on acquisition of subsidiary	1	13,886	—	—	—	—	—	—	13,887
Issue of share capital	12	533,804	—	—	—	—	—	—	533,816
Transfer of gain on disposal of equity instruments at fair value through OCI to retained earnings	—	—	—	—	—	(90)	—	90	—
Exercise of share options	—	14	—	—	(1,124)	—	—	1,120	10
Share for share exchange	630	—	—	—	—	—	217,381	—	218,011
Bonus issue	217,381	—	—	—	—	—	(217,381)	—	—
Share capital reduction	(217,381)	—	—	—	—	—	—	217,381	—
Nominal value reduction	(580)	—	—	—	—	—	—	580	—
Reorganisation elimination entry	—	(272,224)	—	—	—	—	54,213	—	(218,011)
Share split	(3)	—	3	—	—	—	—	—	—
As at December 31, 2021	60	364,579	3	(659)	12,930	(199)	54,213	135,886	566,813

The accompanying accounting policies and notes on pages F10 to F58 form an integral part of these financial statements

Consolidated Statement of Changes in Equity for the years ended 31 December, 2023, 2022 and 2021 (continued)

	Share Capital	Share Premium	Deferred Shares	Capital Redemption Reserve	Foreign Exchange Reserve	Share-based Payment Reserve	Fair Value Reserve	Merger Reserve	(Accumulated Losses)/Retained Earnings	Total Equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
As at January 1, 2022	60	364,579	3	—	(659)	12,930	(199)	54,213	135,886	566,813
Loss for the year	—	—	—	—	—	—	—	—	(118,728)	(118,728)
Foreign exchange gain/(loss) on translation of subsidiaries	—	—	—	—	2,483	(7)	—	—	—	2,476
Change in fair value of financial assets through OCI	—	—	—	—	—	—	—	—	—	—
Total comprehensive loss for the year	—	—	—	—	2,483	(7)	—	—	(118,728)	(116,252)
Share-based payment charge	—	—	—	—	—	30,576	—	—	—	30,576
Exercise of share options	1	24	—	—	—	(8,232)	—	—	5,948	(2,259)
Cancellation of deferred shares	—	—	(3)	3	—	—	—	—	—	—
As at December 31, 2022	61	364,603	—	3	1,824	35,267	(199)	54,213	23,106	478,878
Loss for the year	—	—	—	—	—	—	—	—	(145,963)	(145,963)
Foreign exchange loss on translation of subsidiaries	—	—	—	—	(1,332)	—	—	—	—	(1,332)
Total comprehensive loss for the year	—	—	—	—	(1,332)	—	—	—	(145,963)	(147,295)
Share-based payment charge	—	—	—	—	—	24,350	—	—	—	24,350
Exercise of share options	2	36	—	—	—	(12,633)	—	—	12,388	(207)
As at December 31, 2023	63	364,639	—	3	492	46,984	(199)	54,213	(110,469)	355,726

The accompanying accounting policies and notes on pages F10 to F58 form an integral part of these financial statements

Consolidated Statement of Cash Flows for the years ended 31 December, 2023, 2022 and 2021

		December 31, 2023	December 31, 2022	December 31, 2021
	Note	£’000	£’000	£’000
Cash flows from operating activities
Loss before tax		(162,088)	(140,635)	(56,191)
Adjustments to reconcile loss before tax to net cash flows from operating activities:
Depreciation of right-of-use assets	17	3,567	1,747	848
Depreciation of property, plant and equipment	15	7,330	3,092	1,432
Amortisation of intangible assets	14	4,671	4,645	1,903
Impairment of plant and equipment	15	1,307	—	—
Onerous lease expense	25	807	—	—
Revenue settled with non-cash consideration	5	—	—	(3,349)
Loss recognised from joint venture	16	1,645	691	1,152
Finance income	8	(16,628)	(5,681)	(26)
Finance expenses	9	1,067	334	169
R&D expenditure tax credits	6	(5,387)	(3,923)	(1,653)
Share-based payment charge	30	24,350	30,576	10,466
Foreign exchange loss/(gain)		1,550	(29,556)	(63)

Changes in working capital:
(Increase)/decrease in trade receivables		(5,347)	666	(574)
Increase in other receivables and contract assets		(1,631)	(7,558)	(3,571)
(Decrease)/increase in contract liabilities and other advances		(5,510)	51,662	35,715
(Decrease)/increase in trade payables		(14,341)	17,287	2,705
Increase in other payables		5,732	8,984	4,202
Decrease/(increase) in inventories		50	309	(184)

Interest received		8,175	3,702	26
Interest paid		(15)	(29)	(19)
R&D expenditure tax credits received		3,912	—	—
Income taxes received		29,317	3,172	309
Income taxes paid		(135)	—	—
Net cash flows used in operating activities		(117,602)	(60,515)	(6,703)

Cash flows from investing activities
Payment for acquisition of subsidiary, net of cash acquired		—	—	(18,036)
Purchase of property, plant and equipment		(26,458)	(22,386)	(5,646)
Purchase of intangible assets	14	(200)	(53)	(1,460)
Additional investment in joint venture	16, 29	(1,827)	(242)	(1,424)
Redemption of short term deposits	27	257,834	—	—
Cash invested in short term bank deposits	27	(250,860)	(100,000)	—
Net cash flows used in investing activities		(21,511)	(122,681)	(26,566)

The accompanying accounting policies and notes on pages F10 to F58 form an integral part of these financial statements

Consolidated Statement of Cash Flows for the years ended December 31, 2023, 2022 and 2021 (continued)

		December 31, 2023	December 31, 2022	December 31, 2021
	Note	£’000	£’000	£’000
Cash flows from financing activities
Proceeds from issue of share capital, net of transactions costs		38	24	183,136
Proceeds from issue of share capital relating to the Company's IPO and concurrent private placements, net of transaction costs		—	—	350,694
Cash paid on settlement of share based payments	30	(243)	(2,282)	—
Payments of obligations under lease liabilities	27	(3,194)	(1,740)	(881)
Net cash flows used in financing activities		(3,399)	(3,998)	532,949

Net (decrease)/increase in cash and cash equivalents		(142,512)	(187,194)	499,680
Exchange (loss)/gain on cash and cash equivalents		(2,602)	29,598	(91)
Cash and cash equivalents at the beginning of the year		404,577	562,173	62,584
Cash and cash equivalents at the end of the year	20	259,463	404,577	562,173

Supplemental disclosure of total cashflow information
Net (decrease)/increase in cash and cash equivalents		(142,512)	(187,194)	499,680
Net increase in short term bank deposits		2,352	101,234	—
Exchange (loss)/gain on cash and cash equivalents		(2,602)	29,598	(91)
Net (decrease)/increase in cash, cash equivalents and short term bank deposits including foreign exchange gains/(losses) on cash and cash equivalents		(142,762)	(56,362)	499,589

Supplemental disclosure of operating Inflow Information
Cash flow from collaborations		22,167	91,868	61,590
Amounts invoiced during the period		(27,737)	(87,328)	(62,333)
Foreign exchange losses/(gains) on trade receivables		223	(3,874)	169
(Increase)/decrease in trade receivables		(5,347)	666	(574)

Non-cash movement in trade receivables		2,498	—	—

Supplemental non-cash investing information
Capital expenditures recorded within trade payables		(5,063)	7,163	(232)
Capital expenditures recorded within other payables		(1,335)	2,428	(230)

The accompanying accounting policies and notes on pages F10 to F58 form an integral part of these financial statements

Notes to the Financial Statements for the years ended December 31, 2023, 2022 and 2021

1.General Information
These financial statements reflect the financial performance for the years ended December 31, 2023, 2022 and 2021 and the financial position as at December 31, 2023 and 2022 of Exscientia plc (the “Company”) and its subsidiaries (collectively the “Group” or “Exscientia”).
Exscientia plc is a public company incorporated in England and Wales and has the following wholly owned subsidiaries: Exscientia (U.K.) Holdings Limited, Exscientia AI Limited, Exscientia Inc., Exscientia Ventures I, Inc., Exscientia Ventures II, Inc., Exscientia KK, Kinetic Discovery Limited and Exscientia GmbH as well as two 50% owned joint ventures, RE Ventures I, LLC (“RE Ventures”) and RE Ventures II, LLC. The Group is in the process of liquidating Exscientia KK as at the date of authorisation of these consolidated financial statements.
The principal activity of the Group is that of the application of artificial intelligence (“AI”) and machine learning (“ML”) to the discovery and design of novel therapeutic compounds. Exscientia’s technology platform combines the best of human and computational capabilities to accelerate the process of designing novel, safe and efficacious compounds for clinical testing in humans.

2.Material Accounting Policies
a)     Statement of Compliance
The consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”).

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Group's accounting policies (see note 3).

b)    Basis of Preparation
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

These consolidated financial statements were authorised by the Board of Directors on March 14, 2024.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
c)    Basis of Consolidation
The Group financial statements consolidate the financial statements of Exscientia plc and all its subsidiary undertakings made up to December 31, 2023. Subsidiaries are those entities over which the Company exercises control. The group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed. Acquisitions are accounted for under the acquisition method with goodwill representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired.

d)    Going Concern
As at December 31, 2023, the Group’s cash, cash equivalents and short-term bank deposits amounted to £363,049,000 with total unrestricted cash and short term bank deposits amounting to £361,154,000. The Group has incurred significant research and development expenses from the start of the Group’s activities, with net cash outflows from operating activities amounted to £117,602,000 for the financial year ended December 31, 2023 (2022 £60,515,000).
Based upon the year-end cash, cash equivalents and short-term bank deposits and forecast future cashflows for the years ending 31 December 2024 and 2025 respectively, the Board of Directors believes that the Group has sufficient financial resources to cover its planned cash outflows for the foreseeable future, being a period of at least twelve months from the date of issuance of these financial statements.

As the Group has concluded that there is no substantial doubt about its ability to continue as a going concern within one year of the issuance of these financial statements, the Group has prepared these financial statements under the going concern assumption.
e)    Application of New and Revised IFRS Accounting Standards
In the year ended December 31, 2023, the Group has applied the below amendments to IFRS and interpretations issued by the Board that are effective for the annual period that begins on or after January 1, 2023.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)	The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy.
Definition of Accounting Estimates (Amendments to IAS 8)	The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)	These amendments require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
The adoption of these new accounting pronouncements has not had a significant impact on the accounting policies, methods of computation or presentation applied by the Group except for the adoption of the amendments to IAS 12 Income Taxes. The amendment to IAS 12 Income Taxes was published in May 2021 and became effective for the Group from January 1, 2023. The amendment narrowed the scope of the deferred tax recognition exemption, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.
The Group has considered the impact of this amendment, most notably in relation to the accounting for deferred taxes on leases. There was no material impact to retained earnings as at both January 1, 2022 and December 31, 2022 as a result of transitioning to the revised standard. See note 23 for details of the impact on the Group's recognised deferred tax assets and liabilities as at December 31, 2022.

f)    Standards, Amendments and Interpretations in Issue But Not Yet Effective:
The adoption of the following mentioned standards, amendments and interpretations in future years are not expected to have a material impact on the Group’s financial statements:

Effective Date
Periods Beginning On or After
Amendment to IFRS 16 - Leases on sale and leaseback	January 1, 2024
Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)	January 1, 2024

g)    Revenue from Contracts with Customers
The Group’s primary revenue is generated broadly from two streams that relate to its principal activities:
•Licensing fees: We receive licensing fees from partnered programmes where we develop intellectual property on behalf of a collaboration partner. These agreements either assign all of the designated intellectual property to the partner from inception or grant an exclusive option to the partner to acquire rights to the future development and commercialisation of the intellectual property. As part of these agreements, we may receive future milestone and royalty payments upon achievement of clinical, regulatory and commercial milestones; and
•Service fees: We generate service fees from drug discovery collaboration agreements where we are utilising our proprietary technology to develop novel intellectual property on behalf of the collaboration partner, but do not have any rights to future milestones and royalties as a direct result of the agreement. Until March 2023, we also generated service revenues through our Exscientia GmbH entity related to collaboration agreements that existed with Exscientia GmbH at the time of our acquisition.
The Group receives four types of payments included within the two streams of revenue:
•“Upfront payments” are generally payable on execution of the collaboration agreement or on initiation of a project;
•“Research funding” (including term extension payments), which is generally payable throughout the collaboration at defined intervals as set out in the agreement (e.g., quarterly or at the beginning of a specific phase of work) and is intended to fund research (internal and external) which is undertaken to develop the collaboration drug compound that is the subject of the collaboration;

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
•“Milestone payments” are linked to the achievement of an event, as defined in the collaboration agreement e.g. initiation of Phase 1 clinical trial milestones and constitute variable consideration in accordance with IFRS15; and
•“Opt-in payments” are similar in principal to milestone payments, however, are payable when the partner exercises its option to take ownership of the designated intellectual property. These payments only exist where the Group initially retained ownership of the designed intellectual property.
Under these collaboration agreements the Group may also receive commercialisation milestones upon the first commercial sale of a product, if and when approved, the amount of which is based on the territory the sale occurs in, and royalties based on worldwide net sales. These amounts have not been included within the transaction price for any contract as of December 31, 2023, 2022 or 2021. We have only recognised revenue in respect of non-cancellable, non-refundable payments and achieved milestones due under executed collaboration contracts. Any payments which relate to future milestones or options under the control of our collaboration partners have not been recognised.
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

The Group includes the unconstrained amount of estimated variable consideration in the transaction price, such that only amounts for which it is highly probable that a significant reversal of cumulative revenue recognised will not occur are included. At contract inception, unconstrained revenue will typically include the upfront payments and in some instances, research funding.

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

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021 price basis, for which the Group recognizes revenue as or when the performance obligations under the contract are satisfied.

When determining whether performance obligations have been satisfied, progress is measured using an input method utilising either total or external costs or labour hours incurred depending on the nature of the collaboration arrangement to establish and estimate the progress of completion. Management has determined the input method represents a faithful depiction of the Group’s progress towards completion of performance obligations because the time and costs incurred depict the progress of development of the underlying IP which may be transferred to the customer. At the end of each reporting period, the Group re-evaluates costs/hours incurred compared with total expected costs/hours to recognize revenue for each performance obligation. In certain instances expected total cost estimates include estimated costs relating to the substitution of targets where allowed in accordance with a specific collaboration agreement.
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

h)    Grants
Grants compensating the Group for research activities undertaken and are recognised in profit or loss as other income on a systematic basis in the periods in which the expenses are recognised, unless the conditions for receiving the grant are met after the related expenses have been recognised. In this case, the grant is recognised when it becomes receivable.

i)    Foreign Currencies
At each period-end foreign currency monetary items are translated using the closing rate. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction and non-monetary items measured at fair value are measured using the exchange rate when fair value was determined.

Foreign exchange gains and losses resulting from the settlement of transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

On consolidation, the results of overseas operations are translated into pounds sterling at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations are translated at the rate ruling at the reporting date, inclusive of goodwill and any intangible assets which are attributable to those operations. Exchange differences arising on translating overseas operations are recognised in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
j)    Intangible Assets
Goodwill. Goodwill is recognised in a business combination when the consideration transferred by the acquirer exceeds the net identifiable assets acquired. Goodwill is not amortised but is reviewed for impairment at least annually.

Intangible assets other than goodwill. Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses.
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

Amortisation of intangible assets is included under the ‘Research and development expenses’ and ‘General and administrative expenses’ classifications in the Statement of Loss and Other Comprehensive Loss based on the nature of the underlying expenditure.

k)    Cost of Sales
Costs of sales relates to costs from third-party contract research organisations as well as internal labour and absorbed overheads incurred in relation to collaboration arrangements and drug discovery agreements for third parties which have been designated as contracts with customers in accordance with IFRS 15.

l)    Property, Plant and Equipment
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

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021

Assets Under Construction	Not Depreciated
Plant and Equipment	5 years
Fixture and Fittings	5 years
Leasehold Improvements	Over the term of the lease or to the first-break clause, whichever is earlier
Computer Equipment	4 years

m)    Cash and Cash Equivalents and Short Term Bank Deposits
Cash is cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.
Short term bank deposits consist of bank deposits of 12 months duration or less, and are measured at amortised cost as described in section s) below.
n)    Impairment of Assets
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
o)    Joint Ventures and Joint Operations
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

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
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
p)    Leases
Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group, and each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant rate of interest on the remaining balance for the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.
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
•Initial direct costs; and
•Restoration costs.

Extension and Termination Options. The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
Lease Modifications. The Group remeasures the lease liability (and makes a corresponding adjustment to the related right of use asset) whenever:
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
Short-term and Low Value Leases. The Company does not recognize right-of-use assets for short-term and low value leases. Payments associated with short-term leases (leases of less than twelve months duration) and leases of low-value assets are recognised on a straight-line basis over the lease term
Impairment. The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss.

q)    Provisions
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.The amount recognised as a provision is the best estimation of the considerations required to settle the present obligation at the reporting date, considering the risks and uncertainties surrounding the obligation.
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
Provisions for onerous contracts are recognised when the unavoidable costs of meeting the obligations under a contract exceed the economic benefits expected to be received, and are based on the Group's best estimate of the present value of the outflows incurred in fulfilling/exiting the contract net of any associated inflows.

r)    Pension Costs
The Group operates a defined contribution pension scheme for employees. The assets of the scheme are held separately from those of the Group. The annual contributions payable are charged to the Group profit or loss on an accruals basis.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
s)    Financial Instruments
Financial Assets. Financial assets classified as financial instruments measured at amortised cost comprise trade and other receivables and cash and cash equivalents and short term bank deposits. Financial assets measured at amortised cost are recognised when the Group becomes party to the contractual provisions of the instrument and are derecognised when the contractual rights to the cash flows from the financial asset expire or when the financial asset and all substantial risks and reward are transferred. Financial assets are measured at amortised cost when both of the following criteria are met:
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
Classification as Debt or Equity. Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
Equity Instruments. Equity instruments constitute any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments such as preference shares issued by the Group are recognised at the proceeds received, net of direct issue costs. All preference shares in issue throughout 2021 were convertible into ordinary shares under certain conditions and bore no fixed or cumulative dividend. As such these shares were deemed to be equity in nature.
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
Financial Liabilities.Financial liabilities comprise trade and other payables as well as loan liabilities. Financial liabilities are obligations to pay cash or other financial assets and are recognised in the statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.
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

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
Derivative Financial Instruments- Forward Contracts. Derivative financial instruments relating to currency forward contracts are initially recognised at fair value on the date at which the derivative contract is executed, and are subsequently re-measured at fair value each period-end. Any gains and losses arising from changes in the fair value of derivatives are recognised within the consolidated statement of profit or loss.

t)    Share-based Payments
The Group operates equity-settled share-based compensation plans whereby certain employees of the Group are granted equity awards in the Company in the form of share options, restricted share units (“RSUs”), performance options and performance share units.
The fair value of awards granted is recognised as an expense within profit or loss with a corresponding increase in equity. The fair value of the award is measured at the grant date and is spread over the period during which the respective employee becomes unconditionally entitled to the award. The fair value of share options and those performance option and PSU awards not containing market-based performance conditions are valued using a Black-Scholes model, while performance options and PSUs containing market-based conditions are valued using a Monte-Carlo model. The fair value of RSUs is based on the market value of the underlying shares at the award grant date.
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

u)    Tax
Tax on the loss for the year comprises current and deferred tax. Tax is recognised in the profit or loss account except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.
Current Tax. Current tax is provided at the amounts expected to be paid applying tax rates that have been enacted or substantively enacted by the balance sheet date. Current tax includes tax credits, which are accrued for the period based on calculations that conform to the U.K. Research and Development Tax Credit Scheme that is applicable to small and medium sized companies.
Research and development costs which are not eligible for reimbursement under the U.K. Research and Development Tax Credit scheme, such as expenditure incurred on research projects for which the group receives income, may be reimbursed under the U.K. R&D expenditure credit (“RDEC”) scheme.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
Amounts receivable under the RDEC scheme are presented within other income. Research and development expenditure credits are also claimed in Austria in relation to qualifying expenditure incurred on research projects by the Group’s Austrian subsidiary. These amounts are also presented within other income.
Deferred Tax. Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. A deferred tax asset is recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). However, for deductible temporary differences associated with investments in subsidiaries a deferred tax asset is recognised when the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.
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

v)    Research and Development Costs
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

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
Critical Accounting Estimates
The estimates and underlying assumptions are reviewed on an ongoing basis. The critical estimates that the directors have made in the process of applying the Group's accounting policies that have the most significant effect on the amounts recognised in the financial statements are discussed below.
Recognition of Revenue. Revenue is recognised upon the satisfaction of performance obligations, which occurs when control of the good or service transfers to the customer. Control transfers over time in relation to the majority of research and design activities performed during the years ended December 31, 2023 and 2022. Total or external costs or labour hours incurred are utilised as the relevant input method in order to estimate the extent to which the performance obligations satisfied over time have been satisfied at the end of the reporting period depending on the nature of the arrangement. Estimation of the future costs to be incurred in the satisfaction of performance obligations delivered over time, inclusive of any costs relating to the substitution of targets where allowed in accordance with a specific collaboration agreement, is considered to be a key source of estimation uncertainty in relation to the recognition of revenue in any given period.
No changes to estimated total projected costs were noted during the years ended December 31, 2023 and 2022 that had a significant impact on revenues recognised during the period.
The table below illustrates the sensitivity analysis of the Group’s reported profit to a 10% increase or decrease in the estimated future costs to be incurred in the delivery of partially unsatisfied performance obligations relating to the Group’s revenue contracts as at December 31, 2023.

	Change in Estimated Future Costs	Effect on Profit Before Tax	Effect on Equity
		£’000	£’000
Impact on change in the estimated future costs to be incurred in delivering partially unsatisfied performance obligations	+10%	(1,145)	(1,145)
	-10%	1,289	1,289

Revenue from potential milestones or royalties are not recognised at the initiation of a contract. Upfront payments that include performance obligations are recognised as those obligations are satisfied. In addition no profit is recognised as costs are incurred until such a time as costs and time to programme completion can be reasonably estimated, with revenues recognised equal to a percentage of costs incurred until that time. As a result of this, until total costs and time to completion can be reliably estimated, a gross loss may be recognised on individual customer contracts despite the expectation that the relevant contract will be profitable overall.
Leases. The Group has entered into lease arrangements pertaining to various premises globally, in relation to which it assesses whether the lease arrangements constitute onerous contracts at the end of each reporting period.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
In December 2022, the Group entered into a lease arrangement in relation to premises in Miami, Florida, United States, with the lease term due to commence in the first quarter of 2024. Subsequent to entering into the above arrangement, as a result of the Group's cost containment measures, the decision was taken not to occupy these premises, and instead to lease smaller premises nearby. Total minimum lease commitments of £3,040,000 are payable under this arrangement, and as such the Group must assess whether an onerous contract exists for which a provision is required.
The Group has engaged an agent to assist in arranging the subleasing of the original leased premises to a third party, and has estimated that the present value of the unavoidable costs of meeting the Group's obligations under the contract exceed the expected benefits to be received from subletting the space by £807,000 as at December 31, 2023, with such amount being recorded within provisions at that date.
No other onerous lease provisions or ROU asset impairments have been deemed necessary as at December 31, 2023.
Gates Foundation Private Placement Buy-back Rights. Under the terms of the Company’s private placement with the Gates Foundation, the latter has the right to sell, or require the Group to buy-back any shareholdings in the Group held by the Gates Foundation at the higher of the public offering price and the market value of the shares if the Group is in breach of certain terms within the agreement. This right constitutes a derivative financial liability for the Company which is recognised at fair value through profit or loss. The Group has assessed the likelihood of a default occurring as low as at December 31, 2023, and as such the fair value of this liability has been estimated as nil at the balance sheet date.
Fair Value of the Group’s Investment in GTA. As at December 31, 2023 the Group holds a number of ordinary and preference shares in GTA at fair value through other comprehensive income. GTA is an unlisted early-stage business, with projects in the discovery and clinical stages of drug development which are pre-revenue generation. As such the key source of estimation uncertainty is the value per share of these unlisted equity securities. The shares in question are very illiquid, and the primary valuation input is cost or the price of latest investment where third party share acquisition transactions have taken place adjusted to reflect other factors as appropriate.
The Group has also assessed the impact of the current war in Ukraine and the conflict between Hamas and Israel on this investment, and does not consider that any revaluation is required as a result of these events. Finally the Group has assessed changes in relevant market equity indexes, with specific reference to changes in the NASDAQ Biotechnology Index over the period in question, with no revaluation required as a result.
Goodwill and Pharmacoscopy IP Intangible Impairment. The Group assesses annually, or whenever there is a change in circumstances, whether goodwill or acquired IP may be impaired. Determining whether an impairment exists requires estimation of the recoverable amount of the CGU to which the goodwill and acquired IP relate, being equal to the higher of its value in use and fair value less costs to sell.
The value in use calculation is judgmental in nature, and requires the Group to make a number of estimates relating to the future cash flows expected to arise from the CGU spanning drug discovery, development, regulatory approval and commercialisation, as well as a suitable discount rate in order to calculate present value.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
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
A detailed impairment assessment was performed as of December 31, 2023, with no impairment noted and no reasonable changes in significant assumptions were identified that would lead to the carrying amount exceeding its recoverable amount.
Accounting Judgements
In the process of applying the Group’s accounting policies, management has made the following judgements which have the most significant effect on the amounts recognised in the financial statements:
Recognition of Revenue. Management judgement is required to determine the performance obligations under each agreement and appropriately allocate revenue to the identified performance obligations in line with IFRS 15. Judgement is also required in determining the point at which the total costs to be incurred in delivering a performance obligation can be reliably estimated such that revenue can be recognised in excess of recoverable costs incurred. Judgement is also required in estimating the likelihood of and costs that may be incurred in relation to the substitution of targets where allowed in accordance with a specific collaboration agreement.
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
Loss-making Collaboration Arrangements. Management judgement is required in order to determine whether the unavoidable costs of meeting the obligations under each customer collaboration arrangement, inclusive of both costs that relate directly to the contract and an allocation of other costs, exceed the economic benefits expected to be received under it. Where such costs are in excess of the Group’s best estimate of future revenues to be generated from the arrangement a provision is recorded in accordance with IAS 37.
The company has assessed the value of the remaining transaction price relating to the outstanding performance obligations relative to the value of the estimated remaining unavoidable costs of meeting the obligations under contracts relating to the Group’s customers and determined that no onerous contract provision is required as at December 31, 2023.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
4.Operating Segments
The Group manages its operations as a single segment for the purposes of assessing performance and making operating decisions. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the Group’s chief operating decision maker, or decision-making group, in deciding how to allocate resources and assess performance. The Group has determined that its chief operating decision maker is its Interim Chief Executive Officer.
Information on Major Customers. Revenue recognised during the years ended December 31, 2023, 2022 and 2021 relates to collaboration agreements with Bristol Myers Squibb Company (“BMY”), Celgene Switzerland LLC (“Celgene”) (a company acquired by BMY subsequent to the inception of the collaboration), Sanofi S.A. (“Sanofi”), Merck KGaA, Darmstadt, Germany (“Merck KGaA, Darmstadt, Germany”), Bayer AG (“Bayer”), GTA, and the Group’s joint venture with RallyBio IPB, LLC (“RallyBio”), RE Ventures I, as well as legacy contracts operated by the Group’s Austrian subsidiary.
The proportion of revenue by customer in each period is as follows:

	December 31,
	2023	2022	2021
	%	%	%
BMY (including Celgene)	72	77	80
Sanofi	25	16	—
Merck	3	—	—
GTA	—	—	13
Others	—	7	7
	100%	100%	100%

Information on Non-current Assets by Geography. The Group’s non-current assets are held in the following geographies as at December 31, 2023:

	UK	Austria	Rest of the World	Total
	£’000	£’000	£’000	£’000
Goodwill	173	6,013	—	6,186
Other intangible assets, net	2,815	25,644	—	28,459
Property, plant and equipment, net	42,059	6,467	428	48,954
Right-of-use assets, net	9,177	6,634	2,702	18,513
The Group’s non-current assets are held in the following geographies as at December 31, 2022:

	UK	Austria	Rest of the World	Total
	£’000	£’000	£’000	£’000
Goodwill	173	6,148	—	6,321
Other intangible assets, net	2,688	30,914	—	33,602
Property, plant and equipment, net	30,893	6,647	108	37,648
Right-of-use assets, net	10,403	4,391	—	14,794

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
5.Revenue
The Group’s revenue by type during 2023, 2022 and 2021 are as follows:

	December 31,
	2023	2022	2021
	£’000	£’000	£’000
Service fees	104	670	452
Licensing fees- opt-in payments and milestones recognised at a point in time	—	—	18,583
Licensing fees - recognised over time	19,975	26,553	8,324
	20,079	27,223	27,359
Revenue is recognised upon the satisfaction of performance obligations, which occurs when control of the goods or services transfers to the customer. For obligations discharged over time, the Group recognises revenue equal to recoverable costs incurred for new collaborations from their inception until such time as the collaboration is sufficiently progressed such that the Group can reliably estimate the level of profit that will be achieved from delivery of the related performance obligations. Where collaborations include significant variable consideration which is constrained at the inception of the arrangement this can lead to gross losses being recognised during the early stages of a contract.
Service fees during the year ended December 31, 2023, 2022 and 2021 relate to revenues generated from legacy contracts held by Exscientia GmbH, in relation to which revenue is recognised at a point in time.
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
On March 11, 2022, BMY extended its first collaboration arrangement with the Group by six months in order to generate additional data including the use of translational capabilities for key targets under the collaboration using the Group’s precision medicine platform, in relation to which the Group received a cash payment of $5,000,000 (£3,821,000).The term extension payment has been treated as an addition to the transaction price relating to the collaboration’s partially unsatisfied performance obligations relating to the design and development of candidates for collaboration targets, with a cumulative recognition of revenue at that date based upon the progress towards satisfaction of the related performance obligations in accordance with paragraph 21b of IFRS 15. The remaining element of the transaction price was recognised as revenue over the remainder of 2022 as the performance obligations were satisfied.
On May 30, 2022, the Group ended its pre-existing collaboration arrangement with Bayer AG by mutual agreement. Upon ending the agreement all remaining performance obligations pertaining to the contract were deemed to be fully discharged, resulting in the recognition of revenues totalling £1,153,000 at that point.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
On July 27, 2023 the Group and Sanofi S.A. entered into an amendment to the collaboration agreement executed between the parties on January 4, 2022, pursuant to which certain terms, including with respect to certain target substitution and milestone payments, relating to targets under the collaboration were amended. There was no change to the overall contract transaction price as a result of the amendment, and no significant adjustment to revenue recognised on partially satisfied performance obligations as at the amendment date.
On September 19, 2023 the Group and the Healthcare Business of Merck KGaA, Darmstadt, Germany (“Merck KGaA, Darmstadt, Germany”), entered into a collaboration agreement focused on the discovery of novel small molecule drug candidates across oncology, neuroinflammation and immunology using Exscientia’s AI-driven precision drug design and discovery capabilities. Three potential first-in-class or best-in-class targets have been identified as the initial focus of the partnership, in relation to which the Group received an up-front cash payment of $20,100,000 (net of withholding taxes of $3,181,000 which are expected to be received in the second half of 2024), with the potential of up to $674,000,000 in discovery, development, regulatory and sales-based milestones in addition to royalty payments on net sales.
On September 27, 2023 the Group received confirmation of the achievement of a research milestone in the Group’s collaboration with Sanofi for its first inflammation and immunology target, in relation to which it received a cash payment of £3,191,000 ($4,000,000). Until achievement, this milestone was treated as constrained variable consideration relating to the drug design work undertaken in relation to the associated project, and as such it has been added to the transaction price for the related partially satisfied performance obligation from the point of achievement, with revenue recognised as the performance obligation is satisfied.
On December 21, 2023, the Group amended its current collaboration with Sanofi to add a new discovery stage programme identified and initially advanced by Exscientia, in relation to which a cash payment of $4,000,000 was received in February 2024, with revenue recognised over time as the related performance obligation is satisfied. Under the terms of the amended agreement the Group is eligible to receive up to $45,000,000 in upfront and preclinical milestone payments, as well as development, regulatory and sales-based milestone payments of over $300,000,000 and tiered royalties on product sales.
Included within revenues during the year ended December 31, 2023 are amounts totalling £6,859,000 relating to non-refundable upfront payments on projects under the Group’s ongoing collaboration with BMY which have been recognised as revenue during the year as it has been mutually determined not to proceed with further development of these projects and prioritise others within the collaboration.
The Group has assessed its significant collaboration arrangements with commercial partners and determined that no provision for future operating losses is required as at December 31, 2023, taking into account expected future cash inflows and remaining contract liability amounts for each collaboration relative to the remaining unavoidable costs of meeting the respective contracts’ obligations in each instance.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
By Geographical Market:

	December 31,
	2023	2022	2021
	£’000	£’000	£’000
United Kingdom	—	—	—
France	5,075	4,379	—
Rest of Europe	619	1,846	1,599
United States of America	14,385	20,998	22,197
Rest of the World	—	—	3,563
	20,079	27,223	27,359
The above table represents the geographic locations of the headquarters of the customers to which the Group has provided services during the period, rather than the locations where the services themselves were performed.

Timing of Revenue Recognition:

	December 31,
	2023	2022	2021
	£’000	£’000	£’000
Revenue related to obligations discharged over time	19,975	26,553	12,804
Revenue related to obligations discharged at a point in time	104	670	14,555
	20,079	27,223	27,359

During fiscal year 2023, £nil was recognised in relation to performance obligations satisfied or partially satisfied in previous periods (2022: £3,559,000, 2021: £nil). £19,528,000 was recognised as revenue in the period that was included in the contract liability balance at the beginning of the period (2022: £18,223,000).
The transaction price (after excluding variable consideration that is constrained) allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, are as follows:

	December 31,
	2023	2022	2021
	£’000	£’000	£’000
Within one year	25,036	29,433	21,203
More than one year	65,466	58,451	7,743
	90,502	87,884	28,946
Contractual maturities reflect the Group's best estimate of when underlying costs upon which revenue is recognised will be incurred. Details of contract liability balances are set out in notes 18 and 24.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
6.Other Income

	December 31,
	2023	2022	2021
	£’000	£’000	£’000
Grant income	1,249	1,819	2,096
R&D expenditure credits	5,387	3,923	1,653
	6,636	5,742	3,749
As at January 1, 2023 the Group operated four grants consisting of a European governmental grant, a grant from the Gates Foundation, a grant from the Austrian Research Promotion Agency (“FFG”) and a grant from the Austrian Wirtshaftsservice, with the European governmental grant subsequently ending in April 2023. The grant with the Gates Foundation provides reimbursement for certain personnel, consumables and overhead costs incurred in the performance of research and development activities, while the FFG grant relates to the early stage testing of a drug’s action in solid tumour patient samples with high content microscopy and deep-learning. The Austrian Wirtshaftsservice grant provides funding in respect of capital investments made in the period from August 2020 to the end of February 2022.
On November 15, 2023 the Group entered into a grant from Open Philanthropy Project LLC, in relation to which the Group received £1,895,000 ($2,300,000) in order to fund further exploration of the requirements for the activation of key aspects of the interferon response of known antiviral effects against influenza and COVID-19. The grant provides reimbursement for certain personnel, consumables and overhead costs incurred in the performance of the related research and development activities.
As at December 31, 2023 all amounts relating to the above grants had been received (2022: £561,000 outstanding).
7.Operating Loss
The following items have been included in operating loss:

	December 31,
	2023	2022	2021
	£’000	£’000	£’000
Depreciation of property, plant and equipment	7,330	3,092	1,432
Depreciation of right-of-use assets	3,567	1,747	848
Amortisation of intangible assets	4,671	4,645	1,903
Impairment of property, plant and equipment	1,307	—	—
Onerous lease expense	807	—	—
Research and development expenses	128,444	128,865	44,047
Foreign exchange loss/(gain)	1,541	(33,609)	(938)
Loss on forward contracts	—	11,287	—
Share-based payment charge	24,350	30,576	10,466
Fees payable to the Group’s auditors for the audit of the Group and Company’s financial statements	915	904	637
Other audit services provided by the Group's auditors	281	233	1,164

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
8.Finance Income

	December 31,
	2023	2022	2021
	£’000	£’000	£’000
Bank interest income	16,628	5,681	26
	16,628	5,681	26
See note 27 for details of the various short-term bank deposit transactions entered into by the Group over the twelve month periods ended December 31, 2023 and 2022 respectively.
9.Finance Expenses

	December 31,
	2023	2022	2021
	£’000	£’000	£’000
Bank interest payable	12	27	16
Loan interest payable	3	2	2
Interest expense on lease liabilities	1,028	299	149
Unwinding of discount on provisions	24	6	2
	1,067	334	169

10.Employee Benefit Expenses
Employee benefit expenses (including the directors) comprise:

	December 31,
	2023	2022	2021
	£’000	£’000	£’000
Wages and salaries	54,922	42,738	15,006
Social security costs	10,428	6,845	3,147
Other pension costs	2,523	1,542	526
Share-based payment charge	24,350	30,576	10,466
Total employee benefit expenses	92,223	81,701	29,145
The average number of persons employed by the Group (including the directors) during the period, was as follows:

	2023	2022	2021
	Number	Number	Number
Research and development	427	344	151
Management and operations	74	62	24
	501	406	175

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
11.Directors’ Emoluments and Key Management Personnel Remuneration

Directors’ Emoluments:

	December 31,
	2023	2022	2021
	£’000	£’000	£’000
Directors’ emoluments	1,607	3,010	1,537
Contributions to defined contribution pension schemes	3	3	2
Total emoluments	1,610	3,013	1,539

Retirement benefits were accrued for 2 directors (2022: 2, 2021: 2). Share options were granted to 6 directors during 2023 (2022: 5, 2021: 4) and 5 directors exercised options during 2023 (2022: 3, 2021: 1).

In Respect of the Highest Paid Director:

	December 31,
	2023	2022	2021
	£’000	£’000	£’000
Short term employee benefits	620	542	491
Contributions to defined contribution pension schemes	1	1	1
	621	543	492
The highest paid director exercised share options in the period. (2022: none, 2021: none).

Key Management Personnel Remuneration
The remuneration of key management personnel during the year (including remuneration relating to executive directors) was as follows:

	December 31,
	2023	2022	2021
	£’000	£’000	£’000
Short term employee benefits	2,409	1,954	1,438
Share based payments	8,165	7,895	3,248
Contributions to defined contribution pension schemes	38	24	15
Compensation for loss of office	360	—	—
	10,972	9,873	4,701

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
12.Taxation

	December 31,
	2023	2022	2021
	£’000	£’000	£’000
Current tax
UK current tax on loss for the year	(14,120)	(20,459)	(6,706)
Overseas taxation on loss for the year	275	13	37
Adjustments in respect of prior year	(1,411)	(26)	(12)
	(15,256)	(20,472)	(6,681)
Deferred tax
Origination and reversal of timing differences	(869)	(870)	(279)
Effect of tax rate change on opening balance	—	(565)	—
Total deferred tax benefit	(869)	(1,435)	(279)

Income tax benefit	(16,125)	(21,907)	(6,960)

Loss on ordinary activities before tax	(162,088)	(140,635)	(56,191)
Normal applicable rate of tax	23.52%	19.00%	19.00%
Loss on ordinary activities multiplied by normal rate	(38,123)	(26,721)	(10,676)
Effects of:
Fixed asset differences	(22)	(693)	(181)
Other permanent differences	(3,111)	(3,727)	—
Expenses not deductible for tax purposes	6,698	7,304	3,831
Income not deductible for tax purposes	—	—	(1)
Additional deduction for R&D expenditure	(15,171)	(15,503)	(5,185)
Surrender of tax losses for R&D tax credit refund	15,700	6,496	2,173
R&D expenditure credits	789	480	295
Adjustments to tax charge in respect of previous periods	(1,411)	(26)	(12)
Adjustments for foreign tax	(44)	(395)	(435)
Deferred tax not recognised	18,570	10,878	3,231
Income tax benefit	(16,125)	(21,907)	(6,960)
Factors That May Affect Future Tax Charges:
In the Spring Budget 2021, the U.K. Government announced that from April 1, 2023 the corporation tax rate would increase to 25% (rather than remaining at 19%, as previously enacted). This new law was substantively enacted on May 24, 2021. For the financial year ended December 31, 2023, the current weighted average tax rate was 23.5%. Deferred taxes at the balance sheet date have been measured using the enacted 25% tax rate, and reflected within these financial statements.
The Group currently surrenders losses relating to eligible U.K. research and development expenses for a cash rebate of up to 33.35% under the U.K. SME scheme. The SME Programme cash rebate rate reduced to 18.6% for qualifying research and development expenditure incurred on or after April 1,2023, with this rate being applied in order to calculate the SME cash rebate recorded within these financial statements.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
Amendments to the U.K. R&D tax credit regime that are contained in the recently enacted Finance Bill increase the cash rebate that may be claimed from such date to 26.97% of qualifying expenditure, if we qualify as an “R&D-intensive SME” for an accounting period (broadly, a loss making SME whose qualifying R&D expenditure represents 40% (or, from April 1, 2024, 30%) or more of its total expenditure for that accounting period. If it is determined that we qualified as an R&D-intensive SME for the accounting period ended December 31, 2023 (and as such that the cash tax rebate for the period April 1, 2023 to December 31, 2023 can be claimed at 26.97% of eligible expenditure rather than the 18.6% rate currently utilised), the expected impact would be to increase the income tax benefit for the year to December 31, 2023 by £3,961,000.
Additionally, amendments will come in effect from April 1, 2024 that (i) (unless limited exceptions apply) introduce restrictions on the tax relief that can be claimed for expenditure incurred on sub-contracted R&D activities or externally provided workers, where such sub-contracted activities are not carried out in the U.K. or such workers are not subject to U.K. payroll taxes, and (ii) merge the SME Program and the RDEC Program into a single scheme. If we do not qualify as an R&D-intensive SME, we will either cease to be able to claim cash rebates in respect of our R&D activities, or only be able to receive such cash rebates at a significantly lower rate than at present. These and other potential future changes to the U.K. R&D tax relief programmes may mean we no longer qualify for them or have a material impact on the extent to which we can make claims or benefit from them.

13.Basic and Diluted Loss per Share per Share

	December 31,
	2023	2022	2021
	£	£	£
Basic and Diluted loss for the year (£)	(145,963,000)	(118,728,000)	(49,231,000)
Basic and Diluted weighted average number of shares	124,197,000	122,119,635	49,876,081
Basic and Diluted loss per share (£)	(1.18)	(0.97)	(0.99)

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
The Company issues performance share options, share options, restricted share units (“RSUs”) and performance share units (“PSUs”) to employees, upon the exercise of which ordinary shares are issued. Inclusion of these awards would have an anti-dilutive effect on the loss per share due to the loss incurred during the period, therefore basic and diluted loss per share are the same.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
14.Intangible Assets and Goodwill

	Goodwill	Acquired IP	Computer Software	Patents	Total
	£’000	£’000	£’000	£’000	£’000
Cost
At December 31, 2021	5,985	38,054	98	150	44,287
Additions	—	—	53	—	53
Foreign Currency Translation	336	2,055	—	—	2,391
At December 31, 2022	6,321	40,109	151	150	46,731
Additions	—	—	200	—	200
Foreign Currency Translation	(135)	(827)	—	—	(962)
At December 31, 2023	6,186	39,282	351	150	45,969
Accumulated Amortisation
At December 31, 2021	—	1,850	77	45	1,972
Amortisation Charge- R&D Expenses	—	4,611	16	15	4,642
Amortisation Charge- G&A Expenses	—	—	3	—	3
Foreign Currency Translation	—	191	—	—	191
At December 31, 2022	—	6,652	96	60	6,808
Amortisation Charge- R&D Expenses	—	4,601	47	15	4,663
Amortisation Charge- G&A Expenses	—	—	8	—	8
Foreign Currency Translation	—	(155)	—	—	(155)
At December 31, 2023	—	11,098	151	75	11,324
Carrying Value
At December 31, 2023	6,186	28,184	200	75	34,645
At December 31, 2022	6,321	33,457	55	90	39,923

Goodwill and Acquired IP- Allcyte Acquisition. On August 18, 2021 the Group acquired intellectual property with a fair value of £36,078,000 relating to the pharmacoscopy technology utilised by Allcyte as part of the acquisition of that company. The IP is being amortised over a period of 8 years from the acquisition date. No indicators of impairment were noted in relation to the pharmacoscopy IP as at December 31, 2023.
Goodwill totalling £5,887,000 was also acquired as part of that acquisition, representing the additional value expected to be derived by the Group from the acquisition, as well as the assembled workforce.
The Group consists of one CGU relating to its drug discovery activities. An impairment review was performed in relation to the goodwill and pharmacoscopy IP as at December 31, 2023 by comparing the recoverable amount of the CGU to its carrying value using a value in use model. A discounted cashflow methodology was utilised, with key assumptions relating to the number of internal and partnership programs delivered by the Group, the duration of and total costs relating to each phase of the drug development, the costs of completing clinical trials and obtaining certain regulatory approvals, and product sales volumes and the time period to patent expiry once regulatory approvals have been achieved. A probability of success was then applied to each phase of the drug development in order to reflect the possibility that the drug may not be successfully commercialised.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
Other key inputs relate to costs incurred relating to other operational and administrative overheads and capital expenditure. Cashflows were projected over a 20 year period, with the period in question deemed appropriate based on the time taken to design, develop, and commercialise drugs through to patent expiry once regulatory approvals have been achieved. A terminal value growth rate of 2.0% was applied thereafter.
Cashflows determined by the model were then discounted to present value using a discount rate of 14%. The assumptions are based from industry literature and, where possible, the Group's experience of developing drug candidates. No impairment was noted as a result of this review. Sensitivity analysis was performed in order to determine whether reasonable changes in significant assumptions would lead to the carrying value exceeding its recoverable amount, this showed no reasonably possible change that would result in an impairment.
Acquired IP- GT Apeiron Collaboration. On July 1, 2021 the Group entered into a joint operation with GTA in order to build a sustainable pipeline of high-value, best in class therapeutics. As part of this arrangement the pre-existing collaboration arrangement between the two parties was terminated, the Group made a payment of £1,448,000 and waived the rights to 30% of the shares in GTA that became receivable following the achievement of a milestone on the pre-existing collaboration agreement, with the total fair value of these amounts of £2,543,000 capitalised as an acquired IP intangible at that date. The intangible relates to the IP in the pre-existing collaboration target that the group gained joint control of as a result of its participation in the joint operation.
No amortisation charge has been recognised in relation to the IP during the period and as such the asset was reviewed for impairment on December 31, 2023. A value in use assessment was performed in order to determine that the asset's recoverable amount is in excess of its carrying amount. A discounted cashflow methodology was utilised, with key assumptions relating to the duration of and total costs relating to each phase of the drug development, the costs of completing clinical trials and obtaining certain regulatory approvals, and product sales volumes and the time period to patent expiry once regulatory approvals have been achieved. A probability of success was then applied to each phase of the drug development in order to reflect the possibility that the drug may not be successfully commercialised. Cashflows determined by the model were then discounted to present value using a discount rate of 14%. Cashflows were projected over a 20 year period, with the period in question deemed appropriate based on the time taken to design, develop, and commercialise drugs through to patent expiry once regulatory approvals have been achieved. The assumptions are based from industry literature and, where possible, the Group's experience of developing similar drug candidates. No impairment was noted.
Goodwill- Kinetic Discovery Acquisition. Goodwill amounting to £173,000 arose on the acquisition of Kinetic Discovery Limited on November 23, 2018. No impairment review was performed at December 31, 2023 given the value of this goodwill is deemed to be immaterial.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
15.Property, Plant and Equipment

	Assets Under Construction	Plant and Equipment	Fixtures and Fittings	Leasehold Improvements	Computer Equipment	Total
	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At January 1, 2022	637	6,108	345	3,335	779	11,204
Additions	25,755	4,391	398	310	1,123	31,977
Reclassification of assets under construction	(4,053)	1,593	—	2,460	—	—
Foreign currency translation	—	42	3	—	2	47
At December 31, 2022	22,339	12,134	746	6,105	1,904	43,228

Additions	14,837	4,205	151	720	148	20,061
Reclassification of assets under construction	(31,045)	11,019	284	19,702	40	—
Disposals	—	(4)	—	—	—	(4)
Foreign currency translation	15	(88)	(7)	(50)	(4)	(134)
At December 31, 2023	6,146	27,266	1,174	26,477	2,088	63,151

Accumulated Depreciation
At January 1, 2022	—	1,301	102	829	232	2,464
Depreciation charge- R&D expenses	—	1,895	27	626	332	2,880
Depreciation charge- G&A expenses	—	—	25	136	51	212
Foreign currency translation	—	21	—	—	3	24
At December 31, 2022	—	3,217	154	1,591	618	5,580

Depreciation charge- R&D expenses	—	4,049	162	2,187	403	6,801
Depreciation charge- G&A expenses	—	—	61	399	69	529
Impairment charge- R&D expenses	1,307	—	—	—	—	1,307
Disposals	—	(1)	—	—	—	(1)
Foreign currency translation	—	(13)	(1)	(1)	(4)	(19)
At December 31, 2023	1,307	7,252	376	4,176	1,086	14,197

Carrying value
At December 31, 2023	4,839	20,014	798	22,301	1,002	48,954
At December 31, 2022	22,339	8,917	592	4,514	1,286	37,648
Transfers from assets under construction relate primarily to leasehold improvements and plant and equipment, the majority of which relates to our site at Milton Park, which was bought into use during 2023.
An impairment charge of £1,307,000 was recognised during the year ended December 31, 2023 relating to certain plant and equipment acquired in relation to our Biologics programme. In connection with our strategic decision to concentrate our efforts on our small molecule programmes, our Biologics programme was de-prioritised in the fourth quarter of 2023.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
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
During 2019, the Group established a 50% interest in RE Ventures I, LLC with RallyBio which combines the deep therapeutic-area expertise of the RallyBio team with Exscientia’s proprietary AI platform to deliver novel small molecule treatments for certain rare diseases. During 2023, additional capital contributions totalling £1,827,000 (2022: £242,000) were made by the Group.
Under the equity method the joint venture was recognised as follows:

	2023	2022
	£’000	£’000
As at January 1,	—	424
Additional equity	1,827	242
Foreign exchange differences	(9)	25
Share of the losses	(1,645)	(691)
As at December 31,	173	—
Research and development costs totalling £2,174,000 (2022: £302,000) have been recharged to RE Ventures I, LLC, with no contract assets recognised at December 2023 (2022:£nil).
No commitments to provide funding for the joint venture’s capital commitments were present as at either December 31, 2023 or 2022.
The following table illustrates the summarised financial information of the joint venture entity, RE Ventures I, LLC. The Group acquired its interest in the joint venture entity at the point of incorporation and therefore, there were no financials prior to acquisition.

	December 31,
	2023	2022	2021
	£’000	£’000	£’000
Operating expenses	(3,274)	(1,720)	(2,304)
Loss for the period	(3,274)	(1,720)	(2,304)
Total Comprehensive Loss	(3,274)	(1,720)	(2,304)

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021

	December 31,
	2023	2022	2021
	£’000	£’000	£’000
Cash and cash equivalents	853	253	1,178
Current assets	—	3	91
Current liabilities	(479)	(209)	(78)
Members' surplus	374	47	1,191
During 2022 the Group established a further 50% joint venture with RallyBio, RE Ventures II, LLC, with the same aims. There have been no transactions with this entity and no capital contributions were made from its inception to December 31, 2023.

Joint Operations
Exscientia has a joint contractual arrangement with Evotec AG, which originally entitled each party to 50% ownership over three novel compounds under the collaboration. The joint operation is not structured through a separate legal entity, and it operates from Exscientia and Evotec AG’s respective principal places of business. Evotec exercised its opt-out rights in relation to the arrangement in April 2021, revising downwards their ownership rights at each stage of development of the collaboration's intellectual property, with their ownership rights at 40% as at December 31, 2023. Evotec's ownership reduces further at future stages of development, subject to a minimum level at commercialisation of 10%. As at January 1, 2023 activities were ongoing in relation to one novel compound, EXS21546 ('546). On October 3, 2023 the Company announced that it was discontinuing internal development on '546.
A joint contractual arrangement was entered into between Exscientia and Blue Oak Pharmaceuticals Inc. (“Blue Oak”) on September 25, 2020. On August 8, 2023, Exscientia and Blue Oak Pharmaceuticals Inc. ended this collaboration agreement. The purpose of this arrangement was to collaborate on a project to design dual targeted (bispecific) small molecules for the treatment of neurodegenerative diseases. No settlement amounts were paid as a result of the termination and no impairments of assets were recorded. Both parties retain the right to operate within the target area.
On May 26, 2021 the Group entered into a joint operation with EQRx Inc. (“EQRx”), a Delaware corporation to identify, discover and develop innovative drug candidates for high value therapeutics. The collaboration was ended on October 9, 2023 following the announcement of the acquisition of EQRx by Revolution Medicines Inc., at which point it was agreed that the Group would return the agreed unspent funds advanced to it by EQRx at the initiation of the collaboration in complete satisfaction of the Group’s financial obligations under the collaboration agreement. As part of the arrangement, the Group obtained full and exclusive rights to all intellectual property on the three initial targets that was created during the collaboration. Accordingly, $8,750,000 was transferred to EQRx on October 12, 2023.
On July 1, 2021 the Group entered into a joint operation with GTA as described in note 14 above. The aim of the collaboration is to accelerate the discovery of multiple small molecule therapeutic drug candidates designed to selectively treat aberrant cell cycle driven cancers and build a pipeline of CDK novel therapies, with equal ownership of any pipeline products resulting from the collaboration and costs incurred shared equally between the two parties.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
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
No collaboration IP has been capitalised in relation to any of the above joint operations as at December 31, 2023 and 2022 with the exception of the acquired IP intangible relating to the Group's collaboration with GTA as described in note 14.

17.Leases
Right-of-use Assets:

£'000
Cost
At January 1, 2022	6,625
Additions	9,502
Lease modification	1,759
Disposals	(161)
Foreign currency translation	133
At December 31, 2022	17,858
Additions	6,775
Lease modification	742
Disposals	(157)
Foreign currency translation	(214)
At December 31, 2023	25,004
Accumulated Depreciation
At January 1, 2022	1,471
Depreciation charge- R&D expenses	1,468
At Depreciation charge- G&A expenses	279
At Disposals	(161)
At Foreign currency translation	7
At December 31, 2022	3,064
Depreciation charge- R&D expenses	3,077
Depreciation charge- G&A expenses	490
Disposals	(125)
Foreign currency translation	(15)
At December 31, 2023	6,491
Carrying value
At December 31, 2023	18,513
At December 31, 2022	14,794

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
All right-of-use assets relate to leased properties. As at January 1, 2023 the Group had ten pre-existing lease agreements relating to four properties based in the United Kingdom and one in Austria.
The Group entered into two seven-year lease arrangements in relation to laboratory and office space in Vienna, Austria on September 3, 2021. The lease term for the office space commenced on December 1, 2022, expiring in December 2029. The lease term for the laboratory space commenced on January 26, 2023. Annually from January, each year lease payments will be indexed based on the consumer price index rate as published by STATISTIK AUSTRIA at September of the preceding year.
On July 1, 2022, the Group entered into a lease arrangement in relation to premises in Boston, Massachusetts, United States. The lease commenced on January 23, 2023 and expires on June 23, 2033.
In December 2022, the Group entered into a lease arrangement in relation to premises in Miami, Florida, United States. The lease commencement date, being the date at which the landlord makes the premises available to the Group, is currently expected to transpire during the first quarter of 2024, and as such no right of use asset has been recognised in relation to this lease during the year ended December 31, 2023. The lease expires on June 1, 2034. See note 3 for further details regarding this lease.
On October 16, 2023 the Group entered into a second lease arrangement in relation to premises in Miami, Florida which expires on January 31, 2029.
Right-of-use assets totalling £6,692,000 were recognised in relation to the Group's leased premises in Vienna, Miami and Boston leases during the year ended December 31, 2023.
On May 23, 2023, the Group exited a lease pertaining to part of its leased premises in Dundee, United Kingdom, resulting in a disposal of right-of-use asset of £157,000.
On December 28, 2023, the Group made the decision to not exercise a break clause present within one of the leases on a building at one of our Oxford sites. The lease term was subsequently revised to the lease expiration date of July, 28, 2028, and the related right of use lease asset increased by £742,000. An adjustment was also made to increase the restoration provision relating to this site by £84,000 as a result of the change in lease term.
Restoration provisions of £200,000 and £500,000 were made during 2022 in respect of the Group’s obligation to restore alterations made during the period on leased spaces in two of the Group’s leasehold properties. The required work is expected to be completed in 2026 and 2031 respectively.

Lease Liability Maturity

	December 31,
	2023	2022
	£’000	£’000
Current	2,396	2,641
Non-current	16,221	10,942
	18,617	13,583

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
In respect of the Group’s leasing activities the following amounts were recognised:

	December 31,
	2023	2022
	£’000	£’000
Recognised within general administrative expenses
Depreciation charge for the right-of-use assets	3,567	1,747
Expenses relating to short-term leases	286	409
Onerous lease expense	807	—

Recognised within finance expenses
Interest expense on lease liabilities	1,028	299
See note 3 for further details regarding the onerous lease expense recorded during the year ended December 31, 2023.
The undiscounted lease liability contractual maturities as at December 31, 2023 and 2022 are as follows:

	December 31,
	2023	2022
	£'000	£'000
Within one year	3,399	2,641
One to five years	14,707	9,682
More than 5 years	4,003	3,930
	22,109	16,253

18.Other Receivables and Contract Assets
Current Other Receivables and Contract Assets

	December 31,
	2023	2022
	£’000	£’000
VAT recoverable	3,356	3,040
Prepayments	5,961	5,935
Contract assets and accrued grant income	—	176
Accrued bank interest	412	746
Other receivables	5,622	4,721
	15,351	14,618
Non-current Other Receivables and Contract Assets

	December 31,
	2023	2022
	£’000	£’000
Other receivables	663	100
	663	100
Non-current other receivables relate to deposits on leased premises; due back at the end of the respective lease terms.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
A reconciliation of the movement in contract assets and accrued grant income for the Group is as follows:

	January 1, 2023	Recognised as Income	Deductions	Foreign Exchange	December 31, 2023
	£’000	£’000	£’000	£’000	£’000
Grants	176	117	(293)	—	—
Total contract assets and accrued grant income	176	117	(293)	—	—

	January 1, 2022	Recognised as Income	Deductions	Foreign Exchange	December 31, 2022
	£’000	£’000	£’000	£’000	£’000
Grants	126	171	(143)	22	176
Collaborations	179	(69)	(110)	—	—
Total contract assets and accrued grant income	305	102	(253)	22	176

19.Inventories

	December 31,
	2023	2022
	£’000	£’000
Raw materials	—	15
Work in progress	—	35
	—	50

20.Cash and Cash Equivalents

	December 31,
	2023	2022
	£’000	£’000
Cash and cash equivalents	257,568	403,717
Restricted cash	1,895	860
	259,463	404,577
Restricted cash relates to amounts on deposit which have been granted to the Group to reimburse certain costs incurred in relation to the Group's grants with the Open Philanthropy Project LLC and the Gates Foundation.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
21.Share Capital

	December 31, 2023	December 31, 2022
	£	£
Issued and fully paid share capital
125,702,396 (2022: 122,963,545) Ordinary shares of £0.0005 each	62,851	61,482
	62,851	61,482
Shares authorised and issued (number)

	December 31, 2022	Exercise of share-based payment awards	Issue of Shares	December 31, 2023
Ordinary shares	122,963,545	2,738,848	3	125,702,396
	122,963,545	2,738,848	3	125,702,396

A total of 2,738,848 shares were issued upon the exercise of share-based payment awards during the year ended December 31, 2023; see note 30 for further details. A total of 3 shares were issued to employees for consideration equal to their nominal value during the year ended December 31, 2023.
Rights of Share Classes
Holders of ordinary shares are entitled to one vote per share at a show of hands meeting of the Company and one vote per share on a resolution on a poll taken at a meeting and on a written resolution. The deferred shares conveyed no voting rights to the shareholders prior to their repurchase.
22.Reserves
Share capital. Share capital represents the nominal value of shares that have been issued.
Share premium. Share premium is the excess amount received by the Company over the par value of shares issued.
Capital redemption reserve. Represents the cancellation and repurchase of deferred shares.
Foreign exchange reserve. Comprises translation differences arising from the translation of financial statements of the Group’s foreign entities into GBP.
Share based payment reserve. Represents share options awarded by the Group and company.
Fair value reserve. The fair value reserve comprises the cumulative net change in the fair value of investments classified as at FVOCI until the investments are derecognised.
Merger reserve. The merger reserve arose as a result of group reorganisation transactions and represents the difference between the equity of Exscientia plc and Exscientia AI Limited at the point at which the share for share exchange was executed.
Retained Earnings/accumulated Losses. Retained earnings/accumulated losses comprise the Group's undistributed earnings after taxes in addition to amounts generated as a result of the Group's corporate reorganisation.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
23.Deferred Tax
United Kingdom
The Group has recognised deferred tax assets and liabilities at December 31, 2023 and 2022. In light of the Group’s history of losses, recovery of the whole deferred tax asset is not sufficiently certain, and therefore a deferred tax asset has been recognised only to the extent that there is a deferred tax liability in the form of fixed asset temporary differences.
The unrecognised deferred tax asset of £57,658,000 (2022: £42,358,000) relates to short term timing differences of £40,788,000 (2022: £31,372,676) and losses and other deductions of £202,495,000 (2022: £167,305,000) offset by underlying fixed asset timing differences of £11,985,000 (2022: £29,247,000).

Recognised	December 31,
	2023	2022
	£’000	£’000
Deferred tax asset
Other temporary differences	3,115	7,312

Deferred tax liability
Fixed asset temporary differences	(3,115)	(7,312)
Deferred tax asset, net	—	—

Not Recognised	December 31,
	2023	2022
	£’000	£’000
Deferred tax asset
Losses and other deductions	50,576	41,827
Other temporary differences	7,082	531
Deferred tax asset, net	57,658	42,358
Austria
The Group has recognised the following deferred tax assets and liabilities at December 31, 2023 and 2022:

	December 31,
	2023	2022(1)
	£’000	£’000
Deferred tax asset
Other temporary differences	1,649	1,006

Deferred tax liability
Fixed asset temporary differences	(5,897)	(7,072)
Other temporary differences	(1,526)	(1,006)
Deferred tax liability, net	(5,774)	(7,072)
(1) Comparative figures are restated for the adoption of the amendment to IAS 12, Income Taxes, see note 2e.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
United States of America
The Group has recognised the following deferred tax assets and liabilities at December 31, 2023 and 2022:

	December 31,
	2023	2022(1)
	£’000	£’000
Deferred tax asset
Other temporary differences	1,257	1,008

Deferred tax liability
Other temporary differences	(567)	—
Deferred tax asset, net	690	1,008
(1) Comparative figures are restated for the adoption of the amendment to IAS 12, Income Taxes, see note 2e.

The Group has an unrecognised deferred tax asset of £1,006,000 (2022: £660,000) relating to losses of £4,789,000 (2022: £3,144,000).
24.Contract Liabilities and Other Advances

	Within one year		More than one year
	December 31,		December 31,
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
Contract liabilities
Revenue generating collaborations	25,036	29,433	65,466	58,451
Total contract liabilities	25,036	29,433	65,466	58,451

Other advances
Grants	1,970	959	—	—
Joint Operations	—	8,420	—	719
Total other advances	1,970	9,379	—	719

Total contract liabilities and other advances	27,006	38,812	65,466	59,170
A reconciliation of the movement in contract liabilities and other advances is as follows:

	January 1, 2023	Additions	Recognised in the Income Statement	Transferred to Other Creditors	Foreign Exchange	December 31, 2023
	£’000	£’000	£’000	£’000	£’000	£’000
Grants	959	2,141	(1,127)	—	(2)	1,971
Revenue generating collaborations	87,884	22,655	(20,038)	—	—	90,501
Joint operations	9,139	—	(2,033)	(7,106)	—	—
Total contract liabilities and other advances	97,982	24,796	(23,198)	(7,106)	(2)	92,472

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
Additions to contract liabilities relating to revenue generating collaborations during the year ended December 31, 2023 include £16,238,000 ($20,100,000) invoiced to Merck KGaA, Darmstadt, Germany relating to the collaboration initiated with that counterparty on September 19, 2023, and amounts of £3,274,000 ($4,000,000) and £3,144,000 ($4,000,000) invoiced to Sanofi in relation to the achievement of a research milestone and the initiation of a new drug discovery project as detailed in note 5.
The Group’s collaboration with EQRx International, Inc. (“EQRx”) was ended on October 9, 2023 following the announcement of the acquisition of EQRx by Revolution Medicines Inc., at which point it was agreed that the Group would return the agreed unspent funds advanced to it by EQRx at the initiation of the collaboration in complete satisfaction of the Group’s financial obligations under the collaboration agreement. As part of the arrangement, the Group obtained full and exclusive rights to all intellectual property on the three initial targets that was created during the collaboration.
The Group expects to recognise its contract liabilities relating to revenue generating collaborations over the terms of the related collaborations, the longest of which extends to December 2027. As at December 31, 2022, the Group expected to recognise its contract liabilities relating to revenue generating collaborations over the period to December 2027. The ageing presented above reflects the Group’s best estimate of when contract liability and other advance amounts will be utilised based upon when the underlying costs to be incurred in the delivery of the related projects are expected to be incurred.
A reconciliation of the movement in contract liabilities and other advances for the year ended December 31, 2022 is as follows:

	January 1, 2022	Additions	Recognised in the Income Statement	Foreign Exchange	December 31, 2022
	£’000	£’000	£’000	£’000	£’000
Grants	1,889	715	(1,648)	3	959
Revenue generating collaborations	28,946	85,700	(26,769)	7	87,884
Joint Operations	15,486	—	(6,347)	—	9,139
Total contract liabilities and other advances	46,321	86,415	(34,764)	10	97,982

25.Provisions

	Restoration Provisions	Onerous Contracts	Total
	£’000	£’000	£’000
At January 1, 2022	537	—	537
Provisions made during the year	700	—	700
Unwind of discount	6	—	6
At December 31, 2022	1,243	—	1,243
Provisions made during the year	84	807	891
Unwind of discount	23	—	23
At December 31, 2023	1,350	807	2,157

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
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
An adjustment was made to increase the restoration provision relating to part of the Group's Oxford headquarters by £84,000 upon extension of the related lease. The required work is now expected to be completed in 2028.
Key uncertainties surrounding the amount and timing of the outflows relate to changes in required restoration costs over the lease term and the timing of exit of the relevant buildings.
A provision for costs relating to an onerous contract relating to one of the Group's leased premises was recorded during the year ended December 31, 2023, see note 3 for further details.

26.Other Payables

Current Other Payables

	December 31,
	2023	2022
	£’000	£’000
Accruals	16,238	15,801
Other payables	2,087	814
Other taxation and social security	5,897	2,830
Corporation tax	111	10
	24,333	19,455

Non-current Other Payables

	December 31,
	2023	2022
	£’000	£’000
Other payables	—	377
	—	377

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
27.Financial Instruments
The group holds the following financial instruments:

	December 31,
Financial Assets	2023	2022
	£’000	£’000
Held at amortised cost
Trade and other receivables (excluding prepayments and taxes)	10,069	6,266
Cash and cash equivalents	259,463	404,577
Short term bank deposits	103,586	101,234
Held at fair value through OCI
Investments held in unquoted equity instruments	2,145	2,145
	375,263	514,222

	December 31,
Financial Liabilities	2023	2022
	£’000	£’000
Held at amortised cost
Trade and other payables (excluding taxes and contract liabilities and other advances)	29,662	47,732
Loans	306	313
Lease liability	18,617	13,583
Other advances from joint operation partners	—	9,139
	48,585	70,767
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

Nature of Financial Instruments Recognised and Measured at Fair Value
Unlisted Equity Securities- Shares in GTA. Following the achievement of a development milestone on March 31, 2021, the Group became entitled to receive a number of ordinary shares and preference shares in GTA. These shares represent unlisted equity securities and the Group has taken the election provided within IFRS9 to recognize fair value gains and losses within Other Comprehensive Income (FVOCI) as gains and losses relating to the value of these securities are not considered to be part of the trading activities of the entity.
On July 1, 2021 the rights to a portion of these shares were waived as part of an agreement to enter into a joint arrangement with the Group as further detailed in note 14. The remainder of the shares in question were received on that date.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
The Group’s current valuation for this investment has been established with reference to the price of third party investment into GTA in the first quarter of 2022, with no adjustment deemed necessary based on our assessment of internal and other market factors throughout the remainder of 2022 and 2023.
Foreign Exchange Forward Contracts. During the three months ended June 30, 2022 the Group entered into one specific set of foreign exchange transactions, whereby a commitment was made to exchange U.S. dollars for a fixed number of Pounds Sterling at future dates between one and three months from the trade dates based on the estimated future cashflow needs of the Group. All of the transactions were settled within the quarter ended June 30, 2022 for a cumulative loss of £11,287,000. No such transactions were entered subsequent to that date, and the group does not use derivative financial instruments for speculative purposes.
Fair Value Hierarchy. To provide an indication about the reliability of the inputs used in determining fair value, the group classifies its financial instruments into the three levels prescribed under the accounting standards as follows:
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

Fair Value Measurements Using Significant Unobservable Inputs (level 3)

Unlisted Equity Securities
£’000
Opening balance as at January 1, 2023	2,145
Acquisitions	—
Loss recognised in other comprehensive income	—
Disposal	—
Closing balance as at December 31, 2023	2,145

The group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at December 31, 2023. There have been no transfers between levels 2 and 3 and changes in valuation techniques during the period.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
Risk Management Objectives. Management identifies and evaluates financial risks on an on-going basis. The principal risks to which the Group is exposed are market risk (including interest rate risk, and cash flow risk), credit risk, and liquidity risk.
Market Risk. Market risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market prices. For the Group, market risk comprise of two types of risks; interest rate risk and foreign currency risk.
Foreign Currency Risk. The Group is exposed to foreign currency exchange risks due to the Group holding foreign currency monetary assets and liabilities which are exposed to exchange rate fluctuations, primarily in relation to foreign currency denominated cash and cash equivalents as well as trade receivables. This risk is assessed on an on-going basis.
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

	Change in rate	Effect on profit before tax	Effect on equity
		£’000	£’000
2023
Change in USD	+10%	9,031	9,092
	-10%	(9,031)	(9,092)
Change in EUR	+10%	(17)	3,648
	-10%	17	(3,648)

2022
Change in USD	+10%	6,290	6,051
	-10%	(6,290)	(6,051)
Change in EUR	+10%	165	4,631
	-10%	(165)	(4,631)
Interest Rate Risk. The Group’s exposure to the risk of changes in market interest rates relate to the Group’s interest-bearing current accounts. The Group has multiple instant access accounts including within cash and cash equivalents which are exposed to variable interest rates which total to £97,292,000 (2022: £370,868,000). A sensitivity analysis prepared with a 1% increase or decrease in interest rate with all other variables held constant would lead to an increase or decrease in profit and equity of £973,000 (2022: £3,709,000).
The sensitivity analysis has been determined based on the exposure to floating interest rate instruments at the end of the reporting year. The analysis is prepared assuming the amount of the consolidated balance at the end of the reporting year was the balance for the whole year.
Credit Risk. Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. Credit risk arises from cash balances (including bank deposits, cash and cash equivalents) and credit exposures to trade and other receivables.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
The Group’s maximum exposure to credit risk is represented by the carrying value of cash and cash equivalents and trade and other receivables.
Credit risk is managed by monitoring clients and performing credit checks before accepting any customers and by placing funds with banks with high credit-ratings assigned by international credit-rating agencies.
Impaired Trade Receivables. Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. There have been no impairments during 2023 (2022: £nil).
Expected Credit Losses. At each reporting date, the Group recognizes a loss allowance for expected credit losses on material balances by applying the simplified approach.
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
Capital Management. The Group manages its capital to ensure that it will be able to continue as a going concern. The capital structure of the Group consists of issued capital, the share premium account and accumulated losses.
The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. No significant changes were made in the objectives, policies or processes during the years ended December 31, 2023 and December 31, 2022. The Group does not have any externally imposed capital requirements. As part of the Group’s management of capital structure, consideration is given to the cost of capital.
Liquidity Risk. Liquidity risk is the risk that the Group may encounter difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The Group seeks to manage its liquidity risk by ensuring that sufficient liquidity is available to meet its foreseeable needs.
A summary table with maturity of financial liabilities presented below is used by management to manage liquidity risks. The amounts disclosed in the following tables are the contractual undiscounted cash flows with the exception of advances received from joint operation partners, which are based on the Group's best estimate of when the underlying costs to which those advances relate are incurred.
Undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statement of financial position, as the impact of discounting is not material.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
The maturity analysis of financial liabilities at December 31, 2023 is as follows:

	Carrying Amount	Demand and Less Than 3 Months	From 3 to 12 Months	From 12 Months to 2 Years	From 2 to 5 Years	More Than 5 Years	Total Contractual Cash Flows
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Liabilities:
Trade and other payables	(29,662)	(29,007)	(655)	—	—	—	(29,662)
Loans	(306)	(1)	(2)	(2)	(313)	—	(318)
Lease liability	(18,617)	(812)	(2,587)	(3,661)	(11,046)	(4,003)	(22,109)
	(48,585)	(29,820)	(3,244)	(3,663)	(11,359)	(4,003)	(52,089)

Interest Bearing Loans and Borrowings. As part of the Group’s acquisition of Allcyte the group acquired a loan of €353,000 (£300,000) from the FFG. This loan accrues interest at a rate of 0.75% repaid annually and is repayable on September 30, 2026.
The maturity analysis of financial liabilities at December 31, 2022 is as follows:

	Carrying Amount	Demand and Less Than 3 Months	From 3 to 12 Months	From 12 Months to 2 Years	From 2 to 5 Years	More Than 5 Years	Total Contractual Cash Flows
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Liabilities:
Trade and other payables	(47,732)	(47,355)	—	(377)	—	—	(47,732)
Loans	(313)	(1)	(2)	(2)	(320)	—	(325)
Lease liability	(13,583)	(619)	(2,022)	(2,576)	(7,107)	(3,930)	(16,254)
Other advances from joint operation partners	(9,139)	(1,572)	(6,870)	(697)	—	—	(9,139)
	(70,767)	(49,547)	(8,894)	(3,652)	(7,427)	(3,930)	(73,450)

Changes in liabilities arising from financing activities

	At January 1, 2023	Cash Flows	Additions	Interest Expense	Foreign Exchange	Disposals	At December 31, 2023
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Interest-bearing loans and borrowings	313	(2)	—	2	(7)	—	306
Lease liabilities	13,583	(3,194)	7,434	1,028	(195)	(39)	18,617
Total liabilities from financing activities	13,896	(3,196)	7,434	1,030	(202)	(39)	18,923

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021

	At January 1, 2022	Cash Flows	Additions	Interest Expense	Foreign Exchange	At December 31, 2022
	£’000	£’000	£’000	£’000	£’000	£’000
Interest-bearing loans and borrowings	296	—	—	2	15	313
Lease liabilities	4,879	(1,740)	10,033	298	113	13,583
Total liabilities from financing activities	5,175	(1,740)	10,033	300	128	13,896

Other Financial Instruments. On June 21, 2022, the Group invested £100,000,000 into a 12-month deposit with an F1+ rated U.K. financial institution. This short term bank deposit accrued interest at a rate of 2.35% and was classified as a financial asset measured at amortised cost. The investment was redeemed on June 21, 2023.
On March 24, 2023, the Group invested £150,000,000 into a 9-month short term deposit with an F1 rated financial institution. This short term bank deposit accrued interest at a rate of 4.8% and was classified as a financial asset measured at amortised cost. The investment was redeemed on December 27, 2023.
On July 27, 2023 the Group invested $40,000,000 into a 6-month short term deposit with an F1+ rated financial institution. On August 11, and August 16, 2023, the Group invested £45,000,000 and £25,000,000 respectively into two 6-month short term deposits with an F1 rated financial institution. These short term bank deposits accrue interest at 5.2%, 5.4% and 5.4% respectively and have been classified as financial assets measured at amortised cost.
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

28.Pension Commitments
The Group operates a defined contribution retirement benefit schemes for all qualifying employees. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The total expense recognised for the year ended December 31, 2023 was £2,523,000 (2022: £1,542,000). Contributions outstanding at the period end were £430,000 (2022: £349,000).

29.Related Party Transactions
In accordance with the IAS 24 definition there are no disclosable related party transactions who are not key management personnel of the Group (whose remuneration is disclosed in note 11) or joint ventures during the year ended December 31, 2023 (2022: none).
The Group has undertaken transactions with its joint venture entity, RE Ventures I, LLC during the years ending December 31, 2023 and 2022, details of which are set out in note 16.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
30.Share Based Payments
From April 2022 the Company has issued all share options, performance share options, RSUs and PSUs to employees and non-employee members of the Board of Directors under the 2021 Equity Incentive Plan (“EIP”). All awards prior to that date were issued under the following legacy plans:
•Enterprise Management Incentive (“EMI”) Scheme
•Company Share Ownership Plan (“CSOP”)
•Unapproved Share Ownership Plan (“USOP”)
Total share-based remuneration expenses (including charges relating to the clawback shares) amounted to £24,350,000 during the year ended December 31, 2023 (2022: £30,576,000).
The following table represents the share-based payment expense by award type for the year ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
	£’000	£’000
Share options	14,510	19,959
Performance share options	3,005	2,545
PSUs	718	424
RSUs	4,090	3,709
Clawback shares	2,027	3,939
	24,350	30,576
Clawback Shares. As part of the Group's acquisition of Allcyte in 2021, additional equity securities with a total fair value of £8,074,000 were issued to shareholders of Allcyte who act in management positions of the company. These shares are subject to a clawback period of three years from the acquisition date whereby should said employees leave their positions within the Group within the clawback period the shares will be repurchased by the Group at their then nominal value. The fair value of these securities has been excluded from the purchase consideration in accordance with paragraph B55 of IFRS3 and will be expensed to profit or loss on a systematic basis over the period to which the clawback relates.
The total expense recognised within the share based payment charge during the year to December 31, 2023 in relation to these shares in the period is £2,027,000 (2022: £3,939,000) . This expense is included within research and development expenses.
Share Options. Share options are granted to employees and non-executive directors of the Group. These options typically vest in tranches over four years, with the only vesting condition relating to continued employment by the Group. Information with respect to share options for the year ended December 31, 2023 is as follows:

	Number of Share Options	Weighted Average Exercise Price
Options held as at January 1, 2023	9,809,788	£0.04
Granted	2,946,265	£0.14
Exercised	(2,294,497)	£0.02
Forfeited	(1,003,584)	£0.01
Options held as at December 31, 2023	9,457,972	£0.08

Exercisable as at December 31, 2023	4,856,059	£0.08

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
Share options outstanding as at December 31, 2023 had exercise prices in the range of £0.02 to £7.86 (December 31, 2022: £0.02 to £0.07). The weighted average contractual life for options outstanding as of December 31, 2023 was 7.8 years (December 31, 2022: 7.8 years).
The following information is relevant to the determination of the fair value of the options issued during the period. The Black-Scholes model has been used to calculate the fair value of options of the equity settled share based payments, with the following weighted average values:

Exercise price	£0.0005
Expected life	6.0 years
Expected volatility	95.7%
Risk-free rate	3.12%
Expected dividend rate	£0.00
Fair value	£4.22
The fair value of the underlying ordinary shares is equal to the closing share price at the grant date converted at the prevailing exchange rate at that date. The risk-free rate is determined by reference to the rate of interest obtainable from U.S. Government Bonds over a period commensurate with the expect term of the options. Expected volatility has been set with reference to the Group's own share price volatility over the period from the Company’s IPO to the award grant date and peer group analysis. The expected life of the options has been set equal to the mid-point between the vesting date and the expiry date of the award in question.
Performance Share Options. Performance share options are granted to certain executive officers of the group on an annual basis, and contain market based performance conditions relating to total shareholder return as well as a continued employment vesting requirement. These awards vest in tranches over three years. Information with respect to performance share options for the year ended December 31, 2023 is as follows:

	Number of Share Options	Weighted Average Exercise Price
Options held as at January 1, 2023	877,704	£0.00
Granted	1,350,482	£0.00
Exercised	(39,304)	£0.00
Forfeited	(239,192)	£0.00
Options held as at December 31, 2023	1,949,690	£0.00

Exercisable as at December 31, 2023	—	£0.00
A Monte Carlo model has been used to calculate the fair value of the performance options as at the grant date, with the following weighted average values for the year ended December 31, 2023:

Exercise price	£0.0005
Expected life	3.0 years
Expected volatility	88.6%
Risk-free rate	3.59%
Expected dividend rate	—
Fair value	£3.33

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
The fair value of the underlying ordinary shares is equal to closing share price at the grant date converted at the prevailing exchange rate at that date. The risk-free rate is determined by reference to the rate of interest obtainable from U.S. Government Bonds over a period commensurate with the expect term of the options. Expected volatility has been derived as the weighted average volatility of comparator companies who have been listed for a period commensurate with the expected term prior to the grant date, and the expected life of the options has been set equal to the mid-point between the vesting date and the expiry date of the award in question.
Performance Share Units. Performance share units are granted to certain executive officers of the group on an annual basis, and contain market based performance conditions relating to total shareholder return as well as a continued employment vesting requirement. These awards vest in tranches over three years.
Information with respect to performance share units for the year ended December 31, 2023 is as follows:

Number of PSUs
PSUs held as at January 1, 2023	146,285
Granted	342,548
PSUs held as at December 31, 2023	488,833

The weighted average grant date fair value per unit of the PSUs granted in the year to December 31, 2023 was £4.10. The weighted average remaining contractual life of the awards granted was 9.0 years as at December 31, 2023.
A Monte Carlo model has been used to calculate the fair value of the performance share units as at the grant date, with the same model inputs as detailed for the performance share options above.
Restricted Share Units. The Group operates a RSU scheme, whereby certain employees and directors receive restricted stock units held over Ordinary shares in the Company. These units are non-transferable and subject to forfeiture for periods prescribed by the Company. These awards are valued at the market value of the underlying shares at the date of grant and are subsequently amortised over the periods during which the restrictions lapse, typically four years. The awards expire on the cessation of the participant’s employment with the Group.
Details of the RSUs in existence during the year to December 31, 2023 are as follows:

Number of RSUs
RSUs held as at January 1, 2023	759,696
Granted	745,345
Released	(443,768)
Forfeited	(42,087)
RSUs held as at December 31, 2023	1,019,186

The weighted average grant date fair value per unit of the RSUs granted in the year to December 31, 2023 was £4.35. The weighted average remaining contractual life of the awards granted was 9.0 years as at December 31, 2023.

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
During the year ended December 31, 2023, 108,616 awards were released via a net settlement arrangement, with 55,260 shares issued and £243,000 paid by the Company in order to settle related employee tax obligations. The payments made have been recognised within retained earnings.
Of the RSUs held at January 1, 2022, 600,000 were issued as replacement options for EMI options cancelled during the year ended December 31, 2021. These 600,000 awards were released during the year ended December 31, 2022 via a net settlement arrangement, with 374,887 shares issued and £2,282,000 paid by the Company in order to settle related employee tax obligations. The payment made was recognised within retained earnings.

31.Capital Commitments
The Group has significant capital expenditure contracted for the end of the reporting period but not recognised as liabilities is as follows:

	December 31, 2023	December 31, 2022
	£’000	£’000
Plant and equipment	840	8,656
Computer Equipment	—	8
Computer Software	40	—
Fixtures and Fittings	14	447
Leasehold improvements	12	2,639
	906	11,750

Gates Foundation Private Placement Commitment. Concurrent with the Company’s IPO on October 5, 2021, the Company completed a private placement to the Gates Foundation for the sale of 1,590,909 ADSs at the initial offering price of $22.00 per ADS, for gross proceeds of approximately $35,000,000 (£25,743,000). Under the terms of the Company’s agreement with the Gates Foundation, the Group is committed to spending $70,000,000 over a four-year period to the research, discovery, and development of small molecule anti-infective therapeutics for future pandemic preparedness, with a specific focus on developing therapeutics that can be applied against multiple species of coronaviridae, influenza, and paramyxoviridae (the “Pandemic Preparedness Program”). The Group had incurred £9,697,000 relating to the Pandemic Preparedness Program as at December 31, 2023 (2022: £6,459,000), with a total outstanding commitment of £41,789,000 (2022: £45,027,000).
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

Notes to the Financial Statements for the years ended 31 December, 2023, 2022 and 2021
32.Ultimate Parent and Controlling party
Exscientia plc is the ultimate parent company of the Group. There is no ultimate controlling party.
33.Events Occurring After the Reporting Period
On January 19, 2024 the Group invested £150,000,000 into a 6-month short term deposit with an F1 rated financial institution. This short term deposit accrues interest at a rate of 5.1% and has been classified as a financial asset at amortised cost.
On February 13, 2024, our board of directors terminated the employment of Andrew Hopkins as our Chief Executive Officer and Principal Executive Officer, and removed Dr. Hopkins from his role as a member of the board of directors. The impact of Dr. Hopkins' termination on his bonus for the year ended December 31, 2023 has been reflected in the total emoluments disclosed within note 11. All outstanding share options and performance-related share options held by Dr. Hopkins, representing 2,636,709 underlying shares, were forfeited in association with his termination on February 13, 2024.
On March 13, 2024, the Group contributed a further $750,000 to its joint venture with RallyBio, RE Ventures I, LLC.